Variable Annuity Account A

Annual Report

December 31, 2002

annuity *aspects*



Preparing for Retirement



Are You Saving Enough To Reach Your Goals?

Northwestern Mutual®



Variable contracts have limitations. Annuity Aspects is authorized for distribution only when preceded or accompanied by a current prospectus or offering circular. The prospectus and offering circular contain complete descriptions of the variable product, including charges and expenses. Please read the prospectus or offering circular carefully before investing or sending money.

Unless otherwise noted the articles in this publication are written by an independent author, and the opinions expressed in them are not necessarily those of Northwestern Mutual Life Insurance Company. The information presented is not guaranteed as to accuracy or completeness.

Frank Russell Company is a majority-owned subsidiary of The Northwestern Mutual Life Insurance Company.

Capital Guardian Trust Company, T. Rowe Price and Templeton Investment Counsel, Inc. are contracted sub-advisors to Northwestern Mutual Investment Services, LLC.

Issuer: The Northwestern Mutual Life Insurance Company, 720 East Wisconsin Avenue, Milwaukee, WI 53203-4797

Principal Underwriter: Northwestern Mutual Investment Services, LLC, a member of NASD and SPIC, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company, 611 East Wisconsin Avenue, Suite 300, Milwaukee, WI 53203-4797, (866)-664-7737

The Northwestern Mutual Financial Network is the sales and distribution arm of the Northwestern Mutual Life Insurance Company, its subsidiaries and affiliates.

Annuity Aspects 2003.

To be used with form numbers: RR.V.A.FR.(032000), RR.V.B.FR.(032000), RR.V.A.BK.NGF.(032000), RR.V.B.BK.NGF. (032000), RR.V.A.BK.(032000), RR.V.B.BK.(032000), QQV.ACCT.A & QQV.ACCT.B.

The Northwestern Mutual Life Insurance Company • Milwaukee, WI
www.northwesternmutual.com

REV 0103

Are You Saving Enough For Your Retirement?

Have you saved enough money to last you through retirement? For most people, retirement funds will come from several sources, including pension plans, social security, various tax-deferred savings strategies and other taxable savings vehicles.

Now may be a perfect time to examine your savings plan for a financially secure retirement. A change in careers, stock market losses, lifestyle changes – any one of these can trigger a need for you to adjust your retirement savings strategies.

Even if you think you are saving enough for retirement, it's a good idea to check how you are doing periodically. Just consider the findings from the 2002 Retirement Confidence Survey.[1] Nearly one quarter of retirees had to continue working after "retirement" because they had not saved enough. In fact, 19 percent of retirees are currently experiencing an overall lower standard of living since retiring.

This 12th annual survey, sponsored by the Employee Benefits Research Institute and the American Savings Education Council, gauges the view and attitudes of working and retired Americans regarding retirement, their preparations for retirement, their confidence with regard to various aspects of retirement, and other related issues.

According to the survey, the average working individual plans to retire at age 65. Yet, the average current retiree retired at age 62, often for health or economic reasons beyond their control (company downsizing or closure). If the trend continues, many Americans may experience financial difficulties as a result of not being financially prepared for an unplanned early retirement.




$

IT'S NEVER TOO EARLY TO START SAVING

For many young people, retirement seems a long time away and there is no sense of urgency in planning for the future. Only about 32 percent of working individuals participating in the Retirement Confidence Survey said they have actually calculated how much money they will need to save by the time they retire so that they can live comfortably.

Research conducted by Harris Interactive in 2002, revealed that 64 percent of Americans age 45-65 with an income of $75,000 or higher feel they are financially prepared for retirement.[2] This number drops to 32 percent, however, when they are given a more accurate and realistic look at what retirement actually costs.

The rule of thumb is that most people will need between 60 and 80 percent of the current income to live comfortably in retirement. Yet, the Retirement Confidence Survey shows that more than 40 percent of all workers surveyed expect they will need less than 60 percent of their pre-retirement income in order to live comfortably in retirement.

RETIREMENT PLANNING SOLUTIONS

Taking advantage of your company's 401(k) and establishing an IRA will help you build your savings, but with the increasing number of choices and ever-changing tax laws, many people are turning to financial professionals for help in planning for a financially secure retirement.

Pension plans, 401(k) and 403(b) plans, IRAs, annuities and mutual funds, as well as variable and portfolio-based life insurance, can all play a role in a well-balanced retirement plan. Your Northwestern Mutual Financial Network Representative can help you assess your current financial situation and determine your retirement lifestyle goals. He or she can also assist you in identifying appropriate retirement planning solutions to reach your goals and objectives.

[1] The 2002 Retirement Confidence Survey was conducted in January 2002 through 20-minute telephone interviews with 1,000 individuals (771 workers and 229 retirees) age 25 and older in the United States. In addition, an over sample of 116 individuals ages 20-24 was collected in order to provide supplemental data for the 20-39 age group analysis. Random digit dialing was used to obtain a representative cross section of the U.S. population.

[2] Source: Harris Interactive fielded this Internet-based study from July 12-July 17. Interviews were conducted with a randomly selected sample of 1,020 respondents, of whom 515 interviewed were with men and 505 with women. All respondents were 45-65 years old, had a household income of at least $75,000 in 2001 and were working full-time or part-time and did not have a pension which makes/will make regular fixed monthly payments. Data were weighted to reflect the U.S. population.

December 31, 2002

Annual Report



NML Variable Annuity Account A

Individual Variable Annuity Contracts for Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement Plans

Northwestern Mutual Series Fund, Inc. and Russell Insurance Funds

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444
www.northwesternmutual.com

90-1777 (0786) (REV 0103)


Northwestern Mutual®



Letter to Contract Owners

January 31, 2003

During 2002 the stock market was highly volatile within a generally downward trend. The broad S&P 500 Index was down more than 22% for the year, and all major equity indices, domestic and international, posted negative returns. For the third consecutive year, bonds substantially outperformed stocks: total return of the Merrill Lynch Domestic Master Index was 10.4%.

Many recent reports in the popular press give the impression that the U.S. economy is in a recession, but all indications are that economic growth was positive for all four quarters of 2002. Early reports indicate that the economy grew between two and three percent for the year, about average for the last 20 years.

While it is unusual for stock prices to fall when the economy is growing, there are credible explanations for the weakness in equity markets over the past year. Most individuals and business people would agree that the year just ended did not feel like a period of economic expansion. Growth in the economy has been powered almost entirely by consumer spending, as consumers have taken advantage of the low interest rates to refinance mortgages and take on additional debt. But the price discounting necessary to create demand, in categories ranging from clothing to durable goods such as cars and home furnishings, means that corporations have not been able to generate the earnings growth that is usual when the economy is growing. This lack of earnings growth, especially in the wake of a period of extraordinarily high stock valuations, has restrained stock prices.

The outlook for the immediate future is clouded by concerns about whether consumers can continue to spend. High debt levels and increasing unemployment are factors in recent drops in consumer confidence. On the positive side, near the end of 2002, there were early signs of a pick-up in business spending. Recent reports showed increasing investments in equipment and software, and new orders for durable goods are building, after several dismal years. Productivity gains continue, as stiff competition, including foreign competition, has forced companies to reduce costs. One positive result of these cost reductions is the potential for significant earnings gains when demand increases.

The Federal Reserve's monetary policy continues to be friendly, and it appears possible that interest rates could be cut even further from current levels, which are the lowest in several decades. The program of economic stimulus announced by President Bush in January should begin to take form in the coming months, and tax cuts, if approved, should bolster both consumer confidence and spending. If the tax on dividends is reduced or eliminated, as President Bush has proposed, that should help the stock market. With a new pro-growth economic team in Washington and a presidential election on the horizon, we can expect that the administration will do everything possible to keep the economy growing. While there is considerable divergence among economic forecasts, all the economists surveyed recently by *The Wall Street Journal* and *Business Week* expect the U.S. economy to grow in 2003, and that should be positive for the stock market.

While we are fairly optimistic about the outlook for the economy and the markets in the year ahead, we think it is likely that we have entered a period of slower economic growth and lower returns compared with the decade of the 1990s. It is reasonable to expect that long-term returns from stocks will be above bond returns, as they have been historically, because stocks are a riskier asset class. But in a period of low inflation and moderate growth, it is almost inevitable that nominal returns from both stocks and bonds will be below those of the last 25 years. Nonetheless, real returns, meaning returns adjusted for inflation, can still be quite attractive, perhaps better than in the past. A closer examination of returns for the years from 1970 through 1990 helps illustrate this point. Total return from the S&P 500 index for that 20-year period averaged just over 12%. But when those returns are adjusted for inflation, which was quite high during many of those years, the average was below 6%.

This scenario is not necessarily negative, but it is different from what we experienced in the 1990s. Also, considering the prevailing elements of geopolitical and economic uncertainty, it seems probable that the volatility experienced in the last few years will continue. This environment may require many investors to adjust their expectations and their personal portfolios. With a solid plan and considerable patience, it is still quite possible to invest for a secure future. In a market that takes quality and value very seriously, selection of individual stocks and bonds will continue to be important. The expertise of the investment professionals who manage the portfolios underlying the Variable Annuities can be of particular value in this challenging market environment.



If you decide that you would like to reassess your goals and objectives, we urge you to take advantage of the considerable expertise available through the Northwestern Mutual Financial Network. As always, we are committed to helping our clients plan and invest to meet their goals.

Mark G. Doll

Mark G. Doll
President, Mason Street Advisors, LLC


Northwestern Mutual®

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

The Express Line gives Trustees (or Owners) convenient up-to-date information about your contract with a contract number and a Personal Identification Number (PIN). Call toll-free to review contract values and unit values, transfer among portfolios, change the allocation and obtain fund performance information.

Information on the Internet:

Northwestern Mutual Financial Network
WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website. Included is information on Daily Variable Annuity Unit Value Prices, Quarterly Performance, and Fund Information. Contact Your Northwestern Mutual Investment Services representative if you have questions about your contract or any of the contract owner privileges.

Contract Owner Privileges

When the Owner is the Trustee of a qualified employee trust, the exercise of any contract owner privileges by the Trustee must be consistent with the terms and provisions of the qualified plan under which the contract is maintained. Northwestern Mutual shall have no duty to question any actions directed by the Trustee/Owner.

Free Transfers Among Portfolios

You can change your investment allocation or transfer values among the portfolios by calling the Northwestern Mutual Express line at 800-519-4665. Also, you can Mail or Fax the request forms to the Home Office for the same day changes.

Northwestern Mutual is not currently charging a fee for transfers, but reserves the right to charge $25 for each transfer exceeding 12 in a contract year. The amount and timing restrictions discussed here do not apply to interest sweeps from the GIF to the variable funds. The GIF is not available in the back-load design in MA, NJ, OR, and WA.

Contract Owner Communications

Northwestern Mutual Express gives you 24-hour access to your contract. You receive Confirmation Statements on each transaction, VA Quarterly Summary Statements, and the Annuity Aspects Newsletter providing financial and annuity information.

Automatic Investment Plan

You can invest via the Electronic Funds Transfer (EFT) Plan. Your bank can transmit money safely and quickly from your bank checking or NOW account.

A program of regular investing cannot assure a profit or protect against a loss in a declining market.

Automatic Dollar Cost Averaging Plan

Your money is automatically transferred from the Money Market Portfolio to any of the variable portfolios on a monthly or quarterly basis.

Dollar cost averaging does not assure a profit or protect against (loss) in a declining market. Carefully consider your willingness to continue payments during periods of low prices.

Portfolio Rebalancing

To help maintain your asset allocation plan percentage over time, this service will automatically readjust the asset allocations back to the desired specified percentages.

Only contracts with accumulation value of $10,000 or more are eligible. Portfolio rebalancing may only be used with the variable funds, not the Guaranteed Interest Fund, and may not be used in conjunction with dollar cost averaging.

A program of regular investing cannot assure a profit or protect against a loss in a declining market.

Interest Sweeps

The Interest Sweep service will automatically sweep or transfer interest earnings periodically from the Guaranteed Interest Fund (GIF) to any of the variable investment options.

Only contracts with $10,000 or more in the GIF are eligible. The amount and timing restrictions that ordinarily apply to transfers between the GIF and the variable funds do not apply to interest sweeps. The GIF is not available in the back-load design in MA, NJ, OR, and WA.

Systematic Withdrawal Plan

While your contract is in the accumulation phase, you can arrange to automatically withdraw money to generate a payment stream.

Special Withdrawal Privilege

You can withdraw 10% of the contract's accumulation value without a surrender charge, if the contract has at least a $10,000 balance, beginning on the first contract anniversary.

Terminal Illness Benefit*

Withdrawal charges are waived if the primary Annuitant is terminally ill and has a life expectancy of 12 months or less.

Nursing Home Benefit*

Withdrawal charges are waived after the first contract anniversary if the primary annuitant's confinement is medically necessary for at least 90 consecutive days in a licensed nursing facility or hospital.

*The benefit is not available in MA, NJ, and NY.

Contents

Performance Summary

as of December 31, 2002

Front Load Contract (Series QQ)

Total return ✓ at unit value (as of 12/31/02)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(22.01%)	(9.73%)	(24.62%)	(16.19%)	(21.03%)	(18.30%)	(24.31%)	(31.35%)	(24.70%)
5 years	—	—	(2.43%)	—	(14.61%)	—	(3.35%)	(23.31%)	—
Annualized	—	—	(0.49%)	—	(3.11%)	—	(0.68%)	(5.17%)	—
10 years	—	—	124.02%	—	—	—	—	—	—
Annualized	—	—	8.40%	—	—	—	—	—	—
10 Years**	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account A	47.42%~	(8.28%)†	—	(24.15%)†	62.38%^	6.19%~	98.56%#	55.01%#	(26.43%)†
Annualized	11.15%	(5.92%)	—	(17.73%)	5.14%	1.65%	8.24%	5.19%	(19.48%)
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield##									

Front Load Contract (Series RR)

Total return ✓ at unit value (as of 12/31/02)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(22.49%)	(10.29%)	(25.08%)	(16.71%)	(21.52%)	(18.80%)	(24.78%)	(31.78%)	(25.17%)
5 years	—	—	(3.40%)	—	(15.49%)	—	(4.32%)	(24.08%)	—
Annualized	—	—	(0.69%)	—	(3.31%)	—	(0.88%)	(5.36%)	—
10 years	—	—	120.74%	—	—	—	—	—	—
Annualized	—	—	8.24%	—	—	—	—	—	—
10 Years**	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since portfolio inception in Account A	46.15%	(8.89%)†	—	(24.65%)†	60.00%^	5.24%~	95.88%#	52.86%#	(26.92%)†
Annualized	10.89%	(6.36%)	—	(18.11%)	4.98%	1.40%	8.07%	5.02%	(19.86%)
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield##									

Back Load Contract Without Surrender (Series QQ/RR)

Total return ✓ at unit value (as of 12/31/02)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(19.60%)	(6.94%)	(22.29%)	(13.60%)	(18.59%)	(15.77%)	(21.97%)	(29.23%)	(22.38%)
5 years	—	—	(3.50%)	—	(15.58%)	—	(4.42%)	(24.16%)	—
Annualized	—	—	(0.71%)	—	(3.33%)	—	(0.90%)	(5.38%)	—
10 years	—	—	110.36%	—	—	—	—	—	—
Annualized	—	—	7.72%	—	—	—	—	—	—
10 years**	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since portfolio inception in Account A	48.05%~	(5.79%)†	—	(22.09%)†	53.21%^	6.61%~	89.38%#	47.76%#	(24.43%)†
Annualized	11.28%	(4.12%)	—	(16.16%)	4.51%	1.76%	7.65%	4.61%	(17.94%)
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield##									

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data represents past results and is not a guarantee of future results. Future unit values and investment returns may vary so an investor's units, when redeemed, may be worth more or less than their original value. Performance for other separate accounts will differ.

++ Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
\# Inception date of 5/3/94.
^ Inception date of 4/30/93.
@ On April 30, 1993, the Index 500 Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before then, the Portfolio was actively managed.
~ Inception date of 4/30/99.
† Inception date of 7/31/01.
\+ Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
^^ 10 year return for this division in Account A.
** 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
\#\# For the seven-day period ended December 31, 2002, the Money Market Portfolio's yield was 1.51% and was equivalent to a compound effective yield of 1.52%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
✓ Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Note: "Standard and Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The Series Fund and its Portfolios are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in them.

Index 500 Stock Division	Asset Allocation Division	Balanced Division	Yield High Bond Division	Select Bond Division	Money Market Division	Russell Multi-Style Equity Division+	Russell Aggressive Equity Division+	Russell Non-U.S. Division+	Russell Real Estate Securities Division	Russell Core Bond Division+
(25.50%)	(14.20%)	(11.60%)	(7.16%)	7.16%	(2.81%)	(26.57%)	(22.61%)	(18.88%)	(0.76%)	4.06%
(8.31%)	—	11.11%	(10.57%)	35.85%	17.00%	—	—	—	—	—
(1.72%)	—	2.13%	(2.21%)	6.32%	3.19%	—	—	—	—	—
124.02%^^	—	107.84%^^	—	92.17%^^	44.09%^^	—	—	—	—	—
8.40%	—	7.59%	—	6.75%	3.72%	—	—	—	—	—
124.27%@	—	108.84%	—	94.14%	44.17%	—	—	—	—	—
8.41%	—	7.64%	—	6.86%	3.73%	—	—	—	—	—
—	(16.12%)†	—	47.03%#	—	—	(41.16%)	(17.64%)	(32.91%)	24.93%~	20.54%
—	(11.67%)	—	4.55%	—	—	(13.45%)	(5.15%)	(10.30%)	6.25%	5.22%
—	—	—	—	—	—	4.98%	6.44%	(19.88%)	—	41.07%
—	—	—	—	—	—	0.81%	1.05%	(3.63%)	—	5.91%
					1.51%					
(25.96%)^^	(14.73%)	(12.15%)	(7.74%)	6.50%	(3.41%)	(27.02%)	(23.09%)	(19.38%)	(1.37%)	3.41%
(9.19%)	—	10.03%	(11.48%)	34.52%	15.81%	—	—	—	—	—
(1.91%)	—	1.93%	(2.41%)	6.11%	2.98%	—	—	—	—	—
120.53%^^	—	104.77%^^	—	89.31%^^	42.02%^^	—	—	—	—	—
8.23%	—	7.43%	—	6.59%	3.57%	—	—	—	—	—
120.89%@	—	105.72%	—	91.23%	42.01%	—	—	—	—	—
8.25%	—	7.48%	—	6.70%	3.57%	—	—	—	—	—
—	(16.67%)†	—	45.09%#	—	—	(41.68%)	(18.37%)	(33.48%)	23.81%~	19.49%
—	(12.08%)	—	4.39%	—	—	(13.66%)	(5.38%)	(10.51%)	5.99%	4.97%
—	—	—	—	—	—	3.82%	5.26%	(20.77%)	—	39.51%
—	—	—	—	—	—	0.63%	0.86%	(3.81%)	—	5.71%
					1.51%					
(23.19%)	(11.55%)	(8.87%)	(4.29%)	10.48%	0.19%	(24.30%)	(20.22%)	(16.37%)	2.31%	7.27%
(9.28%)	—	9.92%	(11.57%)	34.39%	15.70%	—	—	—	—	—
(1.93%)	—	1.91%	(2.43%)	6.09%	2.96%	—	—	—	—	—
110.36%^^	—	95.25%^^	—	80.44%^^	35.31%^^	—	—	—	—	—
7.72%	—	6.92%	—	6.08%	3.07%	—	—	—	—	—
111.65%@	—	97.10%	—	83.22%	36.06%	—	—	—	—	—
7.79%	—	7.02%	—	6.24%	3.13%	—	—	—	—	—
—	(13.84%)†	—	40.11%#	—	—	(40.93%)	(17.32%)	(32.63%)	25.40%~	21.04%
—	(9.98%)	—	3.97%	—	—	(13.36%)	(5.05%)	(10.20%)	6.36%	5.34%
—	—	—	—	—	—	2.95%	4.38%	(21.43%)	—	38.35%
—	—	—	—	—	—	0.49%	0.72%	(3.94%)	—	5.56%
					1.51%					

Performance Summary

as of December 31, 2002

Back Load Contract With Surrender (Series QQ)

Total return ✓ ***at unit value*** **(as of 12/31/02)**	**Small Cap *Growth Stock* Division**	**T. Rowe Price Small *Cap Value* Division**	**Aggressive *Growth Stock* Division**	**International *Growth* Division**	**Franklin Templeton International *Equity* Division**	**Index 400 *Stock* Division**	**Growth *Stock* Division**	**J.P. Morgan Select Growth and Income *Stock* Division**	**Capital Guardian Domestic *Equity* Division**
1 year	(27.60%)	(14.94%)	(30.29%)	(21.60%)	(26.59%)	(23.77%)	(29.97%)	(37.23%)	(30.38%)
5 years	—	—	(7.51%)	—	(19.56%)	—	(8.40%)	(28.16%)	—
Annualized	—	—	(1.55%)	—	(4.26%)	—	(1.74%)	(6.40%)	—
10 years	—	—	110.36%	—	—	—	—	—	—
Annualized	—	—	7.72%	—	—	—	—	—	—
10 years**	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account A	43.03%~	(12.78%)†	—	(29.08%)†	53.21%/\	1.59%~	89.38%#	47.76%#	(31.42%)†
Annualized	10.24%	(9.20%)	—	(21.54%)	4.51%	0.43%	7.65%	4.61%	(23.38%)
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield##									

Back Load Contract With Surrender (Series RR)

	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(25.60%)	12.94%	(28.29%)	(19.60%)	(24.59%)	(21.77%)	(27.97%)	(35.23%)	(28.38%)
5 years	—	—	(7.51%)	—	(19.56%)	—	(8.40%)	(28.16%)	—
Annualized	—	—	(1.55%)	—	(4.26%)	—	(1.74%)	(6.40%)	—
10 years	—	—	110.36%	—	—	—	—	—	—
Annualized	—	—	7.72%	—	—	—	—	—	—
10 Years**	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since portfolio inception in Account A	43.03%~	(11.78%)†	—	(28.08%)†	53.21%/\	1.59%~	89.38%#	47.76%#	(30.42%)†
Annualized	10.24%	(8.47%)	—	(20.76%)	4.51%	0.43%	7.65%	4.61%	(22.59%)
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield##									

All total return figures are for divisions of NML Variable Annuity Account A and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level; figures for the Front Load contract reflect a maximum sales load of 4% for the Series QQ and 4.5% for the Series RR; figures for the Series QQ Back Load contract with surrender reflect deductions for a maximum 8% withdrawal charge, declining at a rate of 1% per year; figures for the Series RR Back Load contract with surrender reflect deductions for a maximum 6% withdrawal charge for the first three years, declining at a rate of 1% per year thereafter. The data reflects an initial contract size of $10,000 for the Front Load (minimum size) and $1,000 for the Back Load. Performance data represents past results and is not a guarantee of future results. Future unit values and investment returns may vary so an investor's units, when redeemed, may be worth more or less than their original value. Performance for other separate accounts will differ.

++ Returns stated are as of the inception date of the portfolio which precedes availability in Account A. See the following footnotes for portfolio inception dates.
# Inception date of 5/3/94.
/\ Inception date of 4/30/93.
@ On April 30, 1993, the Index 500 Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before then, the Portfolio was actively managed.
~ Inception date of 4/30/99.
† Inception date of 7/31/01.
\+ Inception date of this division in Account A was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience, adjusted for expenses of the product and premium charges.
/\/\ 10 year return for this division in Account A.
** 10 year return for this Portfolio of the Northwestern Mutual Series Fund, Inc. This Portfolio became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience of the Portfolio, adjusted for expenses of the product and premium charges.
For the seven-day period ended December 31, 2002, the Money Market Portfolio's yield was 1.51% and was equivalent to a compound effective yield of 1.52%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
✓ Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Note: "Standard and Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The Series Fund and its Portfolios are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in them.

Index 500 Stock Division	Asset Allocation Division	Balanced Division	Yield High Bond Division	Select Bond Division	Money Market Division	Russell Multi-Style Equity Division+	Russell Aggressive Equity Division+	Russell Non-U.S. Division+	Russell Real Estate Securities Division	Russell Core Bond Division+
(31.19%)	(19.55%)	(16.87%)	(12.29%)	2.48%	(7.81%)	(32.30%)	(28.22%)	(24.37%)	(5.69%)	(0.73%)
(13.28%)	—	5.94%	(15.58%)	30.39%	11.71%	—	—	—	—	—
(2.81%)	—	1.16%	(3.33%)	5.45%	2.24%	—	—	—	—	—
110.36%^^	—	95.25%^^	—	80.44%^^	35.31%^^	—	—	—	—	—
7.72%	—	6.92%	—	6.08%	3.07%	—	—	—	—	—
111.65%@	—	97.10%	—	83.22%	36.06%	—	—	—	—	—
7.79%	—	7.02%	—	6.24%	3.13%	—	—	—	—	—
—	(20.83%)†	—	40.11%#	—	—	(45.93%)	(22.32%)	(37.64%)	20.41%~	16.06%
—	(15.20%)	—	3.97%	—	—	(15.42%)	(6.65%)	(12.07%)	5.19%	4.14%
—	—	—	—	—	—	(0.05%)	1.38%	(24.43%)	—	35.35%
—	—	—	—	—	—	(0.01%)	0.23%	(4.56%)	—	5.18%
					1.51%					

Index 500 Stock Division	Asset Allocation Division	Balanced Division	Yield High Bond Division	Select Bond Division	Money Market Division	Russell Multi-Style Equity Division+	Russell Aggressive Equity Division+	Russell Non-U.S. Division+	Russell Real Estate Securities Division	Russell Core Bond Division+
(29.19%)	(17.55%)	(14.87%)	(10.29%)	4.48%	(5.81%)	(30.30%)	(26.22%)	(22.37%)	(3.69%)	1.27%
(13.28%)	—	5.94%	(15.58%)	30.39%	11.71%	—	—	—	—	—
(2.81%)	—	1.16%	(3.33%)	5.45%	2.24%	—	—	—	—	—
110.36%^^	—	95.25%^^	—	80.44%^^	35.31%^^	—	—	—	—	—
7.72%	—	6.92%	—	6.08%	3.07%	—	—	—	—	—
111.65%@	—	97.10%	—	83.22%	36.06%	—	—	—	—	—
7.79%	—	7.02%	—	6.24%	3.13%	—	—	—	—	—
—	(19.82%)†	—	40.11%#	—	—	(45.93%)	(22.32%)	(37.64%)	20.41%~	16.06%
—	(14.44%)	—	3.97%	—	—	(15.42%)	(6.65%)	(12.07%)	5.19%	4.14%
—	—	—	—	—	—	(0.05%)	1.38%	(24.43%)	—	35.35%
—	—	—	—	—	—	(0.01%)	0.23%	(4.56%)	—	5.18%
					1.51%					

Guaranteed Interest Fund (GIF)

Description:

Amounts you invest in the Guaranteed Interest Fund earn interest at rates we declare from time to time. We will guarantee the interest rate for each amount for at least one year. The interest rate will be at an annual effective rate of at least 3%.

At the expiration of the period for which we guarantee the interest rate, we will declare a new interest rate. We credit interest and compound it daily.

Each purchase payment or amount transferred to the GIF becomes part of Northwestern Mutual's general assets, which are all of the Company's assets except those held in separate accounts.

The GIF is not available in the back-load design in MA, NJ, OR and WA.

Net Assets:

$321.28 million

RR Series Historic Rates

	Front-End		Back-End	
Beginning of Month	New Money Rate	Renewal Rate	New Money Rate	Renewal Rate
12/1/02	3.00%	3.35%	3.00%	3.00%
11/1/02	3.00%	3.20%	3.00%	3.00%
10/1/02	3.00%	3.10%	3.00%	3.00%
9/1/02	3.05%	3.55%	3.00%	3.00%
8/1/02	3.55%	4.05%	3.00%	3.30%
7/1/02	3.95%	4.45%	3.20%	3.70%
6/1/02	4.20%	4.60%	3.45%	3.85%
5/1/02	4.35%	4.60%	3.60%	3.85%
4/1/02	4.70%	4.70%	3.95%	3.95%
3/1/02	4.00%	4.50%	3.25%	3.75%
2/1/02	4.15%	4.65%	3.40%	3.90%
1/1/02	4.45%	4.95%	3.70%	4.20%
12/1/01	4.25%	4.75%	3.50%	4.00%

The maximum transfer amount from the GIF to a variable fund cannot be less than $1,000 or greater than $50,000. The $50,000 limit does not apply in New York. Investments in the GIF are subject to a maximum limit of $1 million ($250,000 in New York) without prior consent.

Overview and Outlook

The Economy

Economic growth was positive in all four quarters of 2002, but the recovery from the brief recession of the prior year was less robust than economists had forecast at the beginning of the year. Growth in real gross domestic product for the full year was approximately 2.4%. Inflation remained quite moderate, at a rate of approximately 1.6% for the year.

Consumer spending has been the main driver of the economy for several years now, and there are concerns about whether debt-ridden consumers will keep spending, especially as consumer confidence appears to be weakening. There are early signs of improving business investment, and productivity has continued to improve.

Monetary policy continues exceptionally stimulative, with one additional interest rate cut in November 2002, following 11 reductions during 2002. The tax cuts proposed by President Bush in January are intended to stimulate both the consumer and business sectors; even if some aspects of the program are trimmed, it appears certain that some form of fiscal stimulus will be passed. With both monetary and fiscal policy encouraging growth, it appears likely that the economy will strengthen in 2003. Surveys of business economists published in late December and early January by *The Wall Street Journal* and *Business Week* indicate a consensus estimate of real economic growth of approximately 3% for 2003, with the growth rate increasing as the year progresses.

Economic Growth and Inflation


10%
5%
0%
-5%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Economic Growth
Inflation

Source: U.S. Department of Commerce. Year-to-year percentage change in Real Gross Domestic Product is used for economic growth. December-to-December change in the Consumer Price Index-Urban is used for the inflation rate. Statistics for 2002 are preliminary.

The Equity Market

The year just ended was the third year of negative returns for all major equity indices. The S&P 500 Index posted a –22.1% return, and returns for each of the 10 industry sectors in the Index were negative. Both the S&P Midcap 400 and the S&P Smallcap 600 were off about 15% for the year. A rally that began in October moved broad indices up from five-year lows, but there is considerable uncertainly as to whether that rally is sustainable. International markets were also very weak: the EAFE Index (an unmanaged market-value weighted index designed to measure the overall condition of overseas markets) was down more than 15% for the year.

Investors should remember that the negative returns of the last three years have followed a lengthy period of extraordinarily high equity returns. In the 1990s, the total return of the S&P 500 Index was above 20% for five consecutive years, and the compound annual return for the decade was over 17%. That is very unusual: the total return from the S&P 500 was above 20% in just 10 of the 30 years from 1960 to 1990, and the compound annual return for that period was 10%.

By historical standards, it is unusual for the stock market to be down during the early stages of an economic recovery. But this has been an unusual recovery, in which corporations have found it very difficult to grow earnings in a situation of minimal pricing power combined with excess capacity in many industries. Historic returns are not necessarily a good predictor of the future, but if corporate earnings begin to show improvement in 2003, it seems likely that stock returns will also turn positive.

Annual Total Returns from S&P 500 Index


40%
30%
20%
10%
0%
-10%
-20%
-30%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: Standard & Poor's

The Bond Market

For the third consecutive year bonds substantially outperformed stocks in 2002. Total return from the Merrill Lynch Domestic Master Index was 10.4%, versus a loss of 22.1% in the S&P 500 Index.

Within the bond market, the most pronounced trend was a substantial decline in interest rates on U.S. Treasury bonds. There was also a dramatic steepening in the yield curve, which depicts the relationship between yields on short-term bonds and long-term bonds. Short-term yields remained very low, as the Federal Reserve maintained a stimulative monetary policy, and prices of short-term bonds reflected the expectation of further easing. In the first half of the year, yields on bonds with maturities of two to ten years moved up, creating a dramatic steepening in the short end of the curve. The short portion of the curve became somewhat flatter during the summer and early fall, then steepened again after the Federal Reserve cut interest rates in November. Yields on 30-year bonds, especially Treasury securities, fell much less than yields on bonds with shorter maturities because the falling value of the dollar made these bonds less attractive to foreign investors.

Among bond categories, mortgage-backed bonds delivered their best performance in many years, as volatility declined from the prior year, because the continued wave of refinancings was reflected in bond prices throughout the year. Treasury securities performed very well in the first nine months, as wary investors sought to avoid risk. Yield spreads between corporate bonds and riskless Treasury securities widened considerably early in the year, as investors responded to the additional risk created by corporate scandals, then became narrower in the fourth quarter, as corporate earnings began to stabilize, and more confident investors began to move money into both stock and bond markets. The net change in yield spreads over the year was therefore quite small.

Annual Total Returns from Merrill Lynch Domestic Master Index


30%
20%
10%
0%
-10%
-20%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: Merrill Lynch. The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds.

Small Cap Growth Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum long-term appreciation of capital	Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.	$254.88 million

The Small Cap Growth Stock Portfolio owns the stocks of emerging growth companies, with the objective of maintaining a median market capitalization of $1 billion. The range of market capitalization is generally between $200 million and $3 billion. The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

For 2002, a year in which few equity investors were able to achieve positive returns, the Small Cap Growth Stock Portfolio had a negative return of –18.4%, better than the Russell 2000 Index, but worse than the S&P 600 Index. Since the major focus in managing this portfolio is on stock selection, rather than industry weightings, differences in return relative to the indices resulted mainly from stock selection. In particular, the S&P 600 experienced a rally in the fourth quarter, led by the semiconductor and software categories within the technology sector. Although the Portfolio's representation in technology, at 17% of net assets, is slightly higher than the 15% for technology in the Index, our technology holdings are mainly in more stable categories, particularly technology consulting. A further disadvantage for performance, especially in the fourth quarter, was the Portfolio's concentration in less risky stocks whose performance does not correlate strongly with the market.

In the fourth quarter, poor performance of holdings in technology, health care and retail was partially offset by strength in energy, particularly Energy Partners, Ltd., and in materials and industrial stocks, which are considerably overweighted. The industrials category includes business services such as The Corporate Executive Board, which was especially strong in the fourth quarter. Among the best performing stocks in the fourth quarter was UT Starcom, though this holding was off for the full year.

Sector Allocation 12/31/02



Information Technology 17%
16% Industrials
Health Care 20%
8% Energy
5% Financials
5% Materials
Consumer 22%
7% Short-Term Investments

The Small Cap Growth Stock Portfolio's investment in Initial Public Offerings (IPO's) had a significant impact on its since inception performance. There can be no assurance that IPO's will continue to have a positive affect on the Portfolio's performance.

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
O'Reilly Automotive, Inc.	4.2%
The Corporate Executive Board Co.	2.9%
UTStarcom, Inc.	2.9%
Varian, Inc.	2.7%
Lincare Holdings, Inc.	2.7%
DaVita, Inc.	2.6%
Westwood One, Inc.	2.6%
Renal Care Group, Inc.	2.5%
Patterson Dental Co.	2.5%
Coach, Inc.	2.2%

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
4/99
12/99
12/00
12/01
12/02
Small Cap Growth Stock Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Small Cap Growth Stock Portfolio	-18.42%	12.86%
S&P 600 Index	-14.63%	4.57%
Russell 2000 Index	-20.48%	-1.96%

*inception date of 4/30/99

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the Portfolio's performance are the Standard & Poor's (S&P) SmallCap 600 Index and Russell 2000 Index. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2002, the 600 companies in the composite had median market capitalization of $428.8 million and total market value of $321.9 billion. The SmallCap 600 represents approximately 2.8% of the market value of Compustat's database of over 11,418 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2002, the average market capitalization of companies in the Russell 3000 was $4.0 billion; the median market capitalization was $700 million. Market capitalization of companies in the Index ranged from $309 billion to $128 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2002, the average market capitalization of companies in the Russell 2000 was approximately $490 million; the median market capitalization was approximately $395 million. The largest company in the index had a total market capitalization of approximately $1.3 billion to $128 million.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the Separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (20.5%)		
Aaron Rents, Inc.	118,000	$ 2,582
*Aftermarket Technology Corp.	67,600	980
*AnnTaylor Stores Corp.	200,100	4,086
*Coach, Inc.	166,300	5,475
Fred's, Inc.	107,650	2,767
*Getty Images, Inc.	111,400	3,403
*The Gymboree Corp.	256,800	4,073
*Lin TV Corp. — Class A	83,000	2,021
*O'Reilly Automotive, Inc.	425,300	10,755
*Orient-Express Hotel, Ltd. — Class A	238,300	3,217
Polaris Industries, Inc.	65,900	3,862
*Spanish Broadcasting System, Inc. — Class A	145,300	1,046
*Tommy Hilfiger Corp.	205,800	1,430
*Westwood One, Inc.	175,500	6,556
Total		**52,253**
Consumer Staples (1.5%)		
*Peet's Coffee & Tea, Inc.	267,100	3,774
Total		**3,774**
Energy (8.1%)		
*Cal Dive International, Inc.	181,200	4,258
*Energy Partners, Ltd.	255,000	2,729
*Forest Oil Corp.	83,900	2,320
*Grant Prideco, Inc.	237,000	2,759
*National Oilwell, Inc.	168,400	3,678
*Patterson-UTI Energy, Inc.	159,600	4,814
Total		**20,558**
Financials (5.1%)		
*Corrections Corporation of America	69,100	1,185
Investors Financial Services Corp.	185,800	5,090
*Platinum Underwriters Holdings, Ltd.	15,300	403
Radian Group, Inc.	91,100	3,384
W.P. Stewart & Co., Ltd.	97,300	1,744
Waddell & Reed Financial, Inc. — Class A	62,300	1,225
Total		**13,031**
Health Care (20.1%)		
*Accredo Health, Inc.	112,200	3,955
*The Advisory Board Co.	38,600	1,154
*AmSurg Corp.	61,500	1,256
*Apogent Technologies, Inc.	134,000	2,787
*Bio-Rad Laboratories, Inc. — Class A	62,300	2,411
*CIMA Labs, Inc.	114,400	2,767
*DaVita, Inc.	269,400	6,646
*IMPAC Medical Systems, Inc.	15,400	285
*Lincare Holdings, Inc.	218,900	6,922

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Patterson Dental Co.	145,600	$ 6,369
*Province Healthcare Co.	367,125	3,572
*Renal Care Group, Inc.	202,200	6,398
*Triad Hospitals, Inc.	83,000	2,476
*Ventana Medical Systems, Inc.	179,900	4,147
Total		**51,145**
Industrials (16.3%)		
*Atlantic Coast Airlines Holdings, Inc.	160,700	1,933
C.H. Robinson Worldwide, Inc.	151,900	4,739
*Charles River Associates Inc.	83,500	1,182
*The Corporate Executive Board Co.	232,000	7,406
*Education Management Corp.	60,600	2,279
*Hewitt Associates, Inc. — Class A	47,100	1,493
*Integrated Defense Technologies, Inc.	200	3
*Knight Transportation, Inc.	203,352	4,270
*MSC Industrial Direct Co., Inc. — Class A	121,700	2,160
*P.A.M. Transportation Services, Inc.	107,100	2,700
*Pacer International, Inc.	277,000	3,684
*Portfolio Recovery Associates, Inc.	127,200	2,322
*Resources Connection, Inc.	178,600	4,145
SkyWest, Inc.	193,900	2,534
*Tetra Tech, Inc.	67,175	820
Total		**41,670**
Information Technology (16.9%)		
*Amphenol Corp. — Class A	68,700	2,611
*Barra, Inc.	37,250	1,130
*Brooks-PRI Automation, Inc.	92,208	1,057
*CACI International, Inc. — Class A	101,700	3,625
*EPIQ Systems, Inc.	206,150	3,158
*Fargo Electronics, Inc.	343,500	2,995
*Forrester Research, Inc.	144,100	2,244
*Inforte Corp.	227,400	1,762
*MKS Instruments, Inc.	67,300	1,106
*O2Micro International Ltd	111,300	1,085
*Plexus Corp.	177,600	1,559
*Renaissance Learning, Inc.	163,300	3,086
*TESSCO Technologies, Inc.	220,708	2,042
*THQ, Inc.	84,350	1,118
*UTStarcom, Inc.	367,000	7,277
*Varian, Inc.	242,800	6,966
*Verint Systems, Inc.	17,400	351
Total		**43,172**
Materials (4.8%)		
*Airgas, Inc.	285,300	4,922
Cambrex Corp.	93,900	2,837
Minerals Technologies, Inc.	83,900	3,620

Small Cap Growth Stock Portfolio

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Materials continued		
*Silgan Holdings, Inc.	33,600	$ 829
Total		**12,208**
Total Common Stock (Cost: $253,937)		**237,811**

Money Market Investments (6.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (1.8%)		
Federal National Mortgage Association, 1.28%, 3/12/03	$4,500,000	4,490
Total		**4,490**
Finance Lessors (2.0%)		
Receivables Capital Corp., 1.35%, 1/21/03	5,000,000	4,996
Total		**4,996**
Short Term Business Credit (3.0%)		
Transamerica Financial Corp., 1.34%, 1/21/03	$5,000,000	$ 4,996
UBS Finance LLC, 1.20%, 1/2/03	2,900,000	2,900
Total		**7,896**
Total Money Market Investments (Cost: $17,381)		**17,382**
Total Investments (100.1%) (Cost: $271,318)^		**255,193**
Other Assets, Less Liabilities (0.1%)		**(313)**
Total Net Assets (100.0%)		**$254,880**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $275,499 and the net unrealized depreciation of investments based on that cost was $20,306 which is comprised of $19,746 aggregate gross unrealized appreciation and $40,052 aggregate gross unrealized depreciation.

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:
Long-term growth of capital

Portfolio Strategy:
Invest in small companies whose common stocks are believed to be undervalued.

Net Assets:
$63.08 million

The T. Rowe Price Small Cap Value Portfolio invests primarily in small companies whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The Portfolio typically holds approximately 100 stocks with market capitalizations within or below the range of companies in the Russell 2000 Value Index, as consideration of smaller companies often makes it possible to invest in higher quality companies without paying a premium. The average price-earnings ratio of stocks in the Portfolio is generally close to that of the Index, but quality measures such as return on equity and financial strength are higher. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

Although total return for 2002 was negative, as it was for virtually all equity funds, the T. Rowe Price Small Cap Value Portfolio significantly outperformed its benchmark, the Russell 2000 Index. The Portfolio's return was –5.6% versus –20.5% for the Index. Selection of individual stocks, especially within the materials, industrial, business services and financial sectors, was the major reason for the outperformance; sector weightings were generally a neutral factor in relative performance for the year.

We are well represented in the financial sector because many of the companies in this sector hold the fundamental characteristics we value. Nonetheless, our position, at 24% of assets, is below the benchmark's 30% weighting. Our consumer discretionary holdings (20% of assets) are significantly larger than the Russell benchmark's 14%, which hampered performance in the fourth quarter as investors shifted assets out of conservative investments into more growth-oriented names when the markets rallied in October and November.

With over 100 stocks in the Portfolio, and positions ranging from quite small to over 2% of assets, very good performance of the largest holdings can contribute importantly to overall performance. This was the case in 2002 with XTO Energy, an independent oil and gas producer; Landstar System and UTI Worldwide, two freight and logistics companies. Other large holdings that were up significantly for the year are Brown & Brown, an insurance brokerage firm, and RARE Hospitality, which operates casual dining restaurants. The biggest performance detractor was Fred's, a value-oriented retailer that was off nearly 40% for the year. We have added to this position, as we have confidence in the company's management and strategic direction.

The T. Rowe Price Small Cap Value Portfolio is managed for Northwestern Mutual by T. Rowe Price.

Sector Allocation 12/31/02



Industrials 19%
Consumer 22%
Financials 24%
9% Materials
7% Energy
7% Information Technology
4% Health Care
3% Utilities
4% Other Equities & Other Net Assets
1% Short-Term Investments

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Brown & Brown, Inc.	2.5%
Texas Regional Bancshares, Inc. - Class A	2.4%
Landstar System, Inc.	2.4%
Ruby Tuesday, Inc.	2.1%
RARE Hospitality International, Inc.	1.9%
Fred's, Inc.	1.8%
XTO Energy, Inc.	1.8%
Community First Bankshares, Inc.	1.7%
Matthews International Corporation - Class A	1.7%
Allied Capital Corp.	1.6%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
T. Rowe Price Small Cap Value Portfolio
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
T. Rowe Price Small Cap Value Portfolio	-5.58%	-2.78%
Russell 2000 Index	-20.48%	-14.07%

*inception date of 7/31/01

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2002, the average market capitalization of companies in the Russell 3000 was $4.0 billion; the median market capitalization was $700 million. Market capitalization of companies in the Index ranged from $309 billion to $128 million. The index cannot be invested in directly and do not include sales charges.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2002, the average market capitalization of companies in the Russell 2000 was approximately $490 million; the median market capitalization was approximately $395 million. The largest company in the index had a total market capitalization of approximately $1.3 billion to $128 million.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (19.6%)		
Aaron Rents, Inc.	37,100	$ 812
Aaron Rents, Inc. — Class A	2,100	48
*CSS Industries, Inc.	12,000	397
*Culp, Inc.	23,000	196
Fred's, Inc.	44,900	1,154
Hancock Fabrics, Inc.	32,000	488
Haverty Furniture Companies, Inc.	56,800	790
*Journal Register Co.	19,200	341
Matthews International Corp. — Class A	46,500	1,038
*Paxson Communications Corp.	4,000	8
*RARE Hospitality International, Inc.	42,700	1,179
Ruby Tuesday, Inc.	76,900	1,330
*Saga Communications, Inc. — Class A	49,000	931
*SCP Pool Corp.	26,400	771
*Sinclair Broadcast Group, Inc. — Class A	19,200	223
Skyline Corp.	21,400	631
*Stanley Furniture Co., Inc.	25,000	581
*Stein Mart, Inc.	86,200	526
*TBC Corp.	44,200	531
*Unifi, Inc.	74,600	392
Total		**12,367**
Consumer Staples (2.3%)		
*American Italian Pasta Co. — Class A	15,600	561
Casey's General Stores, Inc.	50,000	610
*Wild Oats Markets, Inc.	27,100	280
Total		**1,451**
Energy (7.4%)		
*Atwood Oceanics, Inc.	13,800	415
CARBO Ceramics, Inc.	17,000	573
*Forest Oil Corp.	21,350	590
*Lone Star Technologies, Inc.	16,500	246
*Magnum Hunter Resources, Inc.	17,800	106
Penn Virginia Corp.	17,850	649
*TETRA Technologies, Inc.	27,100	579
*W-H Energy Services, Inc.	24,500	357
XTO Energy, Inc.	46,000	1,137
Total		**4,652**
Financials (23.9%)		
*Allied Capital Corp.	47,250	1,031
*American Capital Strategies, Ltd.	16,000	345
Bedford Property Investors, Inc.	21,400	550
Brown & Brown, Inc.	47,900	1,547
Community First Bankshares, Inc.	41,300	1,092
East West Bancorp, Inc.	24,900	898
*First Republic Bank	33,600	672
Gladstone Capital Corp.	5,400	89

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Financials continued		
Glenborough Realty Trust Inc.	37,900	$ 675
Innkeepers USA Trust	49,700	381
Kilroy Realty Corp.	32,000	738
Lasalle Hotel Properties	25,800	361
*Markel Corp.	3,600	740
*Ohio Casualty Corp.	17,900	232
*ProAssurance Corp.	42,700	897
Scottish Annuity & Life Holdings, Ltd.	16,100	281
*Silicon Valley Bancshares	39,100	714
Sun Communities, Inc.	24,900	911
Texas Regional Bancshares, Inc. — Class A	42,900	1,524
*Triad Guaranty, Inc.	24,600	907
Washington Real Estate Trust	21,400	546
Total		**15,131**
Health Care (3.5%)		
Arrow International, Inc.	7,100	289
*Bone Care International, Inc.	33,800	329
*Diversa Corp.	57,200	518
*Guilford Pharmaceuticals, Inc.	55,400	220
*Lexicon Genetics Inc.	10,000	47
Owens & Minor, Inc.	50,100	823
Total		**2,226**
Industrials (19.1%)		
Ameron International Corp.	7,200	397
C&D Technologies, Inc.	28,600	505
*Casella Waste Systems, Inc. — Class A	60,700	540
EDO Corp.	21,400	445
*Electro Rent Corp.	55,850	677
Franklin Electric Co., Inc.	18,500	888
G & K Services, Inc. — Class A	21,400	758
*Hub Group, Inc. — Class A	10,000	48
IDEX Corp.	20,200	661
*Insituform Technologies, Inc. — Class A	46,300	789
*Kirby Corp.	4,800	131
Landauer, Inc.	12,900	448
*Landstar System, Inc.	25,700	1,500
*Layne Christensen Co.	12,400	102
*Littelfuse, Inc.	27,100	457
McGrath Rentcorp	19,000	442
*Midwest Express Holdings, Inc.	18,500	99
Nordson Corp.	21,400	531
*Right Management Consultants, Inc.	28,200	374
Thomas Industries, Inc.	29,100	758
UTI Worldwide, Inc.	28,400	746
*Waste Connections, Inc.	7,100	274
Woodward Governor Co.	10,700	465
Total		**12,035**

T. Rowe Price Small Cap Value Portfolio

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Information Technology (7.1%)		
Analogic Corp.	13,000	$ 653
*ATMI, Inc.	22,600	419
*Cable Design Technologies Corp.	53,400	315
*Exar Corp.	38,000	471
Methode Electronics, Inc. — Class A	24,500	269
*MPS Group, Inc.	78,400	434
*Mykrolis Corp.	42,600	311
*Netegrity, Inc.	41,700	136
*Packeteer, Inc.	56,800	390
*Progress Software Corp.	39,300	509
*SPSS, Inc.	35,750	500
*Stellent, Inc.	13,700	61
Total		**4,468**
Materials (9.1%)		
*Airgas, Inc.	49,700	858
AptarGroup, Inc.	25,650	801
Arch Chemicals, Inc.	28,500	520
Carpenter Technology Corp.	17,800	222
Deltic Timber Corp.	21,400	571
Florida Rock Industries, Inc.	15,750	599
Gibraltar Steel Corp.	28,500	543
MacDermid, Inc.	14,200	324
Myers Industries, Inc.	35,225	377
*Symyx Technologies, Inc.	21,200	267
Wausau-Mosinee Paper Corp.	56,800	637
Total		**5,719**
Utilities (3.1%)		
Black Hills Corp.	21,400	569
Cleco Corp.	32,100	449
Otter Tail Corp.	16,300	438
Vectren Corp.	22,100	508
Total		**1,964**
Various Other Holdings (1.9%)		
First Financial Fund, Inc.	48,000	637
Russell 2000 Value Index	5,200	581
Total		**1,218**
Total Common Stock (Cost: $65,565)		**61,231**

Money Market Investments (0.7%)	Shares/ Par	Market Value (000's)
Other Holdings (0.7%)		
Reserve Investment Fund	$421,816	$ 422
Total Money Market Investments		**422**
Total Money Market Investments (Cost: $422)		**422**
Total Investments (97.7%) (Cost $65,987)^		**61,653**
Other Assets, Less Liabilities (2.3%)		**1,430**
Total Net Assets (100.0%)		**$63,083**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $66,017 and the net unrealized depreciation of investments based on that cost was $4,364 which is comprised of $2,684 aggregate gross unrealized appreciation and $7,048 aggregate gross unrealized depreciation.

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:
Maximum long-term appreciation of capital

Portfolio Strategy:
Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.

Net Assets:
$994.08 Million

The Aggressive Growth Stock Portfolio owns the stocks of emerging growth companies, generally with market capitalizations of less than $10 billion. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance.

For 2002, a year in which few equity investors were able to achieve positive returns, the Aggressive Growth Stock Portfolio had a negative return of –21.2%, underperforming the S&P MidCap 400 Index by 6.6 percentage points. Differences in return relative to the Index resulted mainly from stock selection, particularly within the technology sector, which rallied significantly in the fourth quarter. The Portfolio has 15% of assets in technology, compared with 13% for the Index, but we have limited holdings in semiconductors and software, the top-performing technology categories. Technology holdings that contributed to fourth quarter performance include Qlogic, Novellus and UTStarcom, though all these stocks were down for the year.

A positive influence on the Portfolio's performance for the year was relative strength in stocks we regard as defensive, such as Sigma-Aldrich, a supplier of specialty chemicals to the scientific community, and Ball Corp., which makes metal and plastic packaging. The Portfolio's holdings in the consumer discretionary sector had mixed results, with strength in holdings such as PETCO and Getty Images offset by weakness in some retail stocks including Kohl's and O'Reilly Automotive.

Sector Allocation 12/31/02



Information Technology 15%
Materials 4%
Energy 9%
Financials 10%
Health Care 14%
Short-Term Investments 10%
Consumer Discretionary 17%
Industrials 21%

Top 10 Holdings 12/31/02

Company	% of Net Assets
Lincare Holdings, Inc.	3.5%
The Corporate Executive Board Co.	3.0%
Expeditors International of Washington, Inc.	2.7%
Patterson Dental Co.	2.7%
Investors Financial Services Corp.	2.6%
Old Republic International Corp.	2.6%
Fiserv, Inc.	2.5%
Lamar Advertising Company - Class A	2.1%
BJ Services Co.	1.8%
Swift Transportation Co., Inc.	1.8%

Relative Performance



$60,000
50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Aggressive Growth Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	-21.15%	0.74%	9.29%
S&P MidCap 400 Index	-14.51%	6.41%	11.96%

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the midrange sector of the U.S. stock market. The index cannot be invested in directly and do not include sales charges.

As of December 31, 2002, the 400 companies in the composite had median market capitalization of $1.5 billion and a total market value of $690.7 billion. The MidCap 400 represents approximately 6.0% of the market value of Compustat's database of about 11,418 equities.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (16.6%)		
*CDW Computer Centers, Inc.	290,400	$ 12,734
*Dollar Tree Stroes, Inc.	546,750	13,434
*Entercom Communications Corp. — Class A	271,200	12,725
Fairmont Hotels & Resorts, Inc.	488,700	11,509
*Getty Images, Inc.	547,200	16,717
*Hispanic Broadcasting Corp. — Class A	335,400	6,892
*Jones Apparel Group, Inc.	485,900	17,220
*Kohl's Corp.	287,300	16,074
*Lamar Advertising Co. — Class A	616,125	20,733
*Michaels Stores, Inc.	219,200	6,861
*O'Reilly Automotive, Inc.	469,900	11,884
*PETCO Animal Supplies, Inc.	729,000	17,087
Total		**163,870**
Energy (8.8%)		
*BJ Services Co.	559,600	18,081
*Cooper Cameron Corp.	261,200	13,013
GlobalSantaFe Corp.	422,101	10,265
*Grant Prideco, Inc.	679,425	7,909
*Nabors Industries, Ltd.	471,000	16,612
Ocean Energy, Inc.	455,500	9,096
*Weatherford International, Ltd.	312,925	12,495
Total		**87,471**
Financials (9.9%)		
Eaton Vance Corp.	252,700	7,139
Investors Financial Services Corp.	956,700	26,204
Northern Trust Corp.	177,100	6,207
Old Republic International Corp.	905,000	25,340
Radian Group, Inc.	375,600	13,954
RenaissanceRe Holdings Ltd.	135,500	5,366
SouthTrust Corp.	591,000	14,686
Total		**98,896**
Health Care (14.1%)		
*Apogent Technologies, Inc.	521,400	10,845
Biomet, Inc.	490,900	14,069
*Biovail Corp.	400,100	10,567
Health Management Associates, Inc.	374,700	6,707
*Lincare Holdings, Inc.	1,086,000	34,340
*MedImmune, Inc.	346,600	9,417
*Patterson Dental Co.	601,750	26,321
*Province Healthcare Co.	857,650	8,345
*Shire Pharmaceuticals Group PLC, ADR	262,700	4,962
*St. Jude Medical, Inc.	113,300	4,500
*Universal Health Services, Inc. — *Class B*	229,600	10,355
Total		**140,428**

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Industrials (21.6%)		
*Apollo Group, Inc. — Class A	369,550	$ 16,260
*ARAMARK Corp. — Class B	584,200	13,729
*The BISYS Group, Inc.	556,100	8,842
*ChoicePoint, Inc.	124,700	4,924
Cintas Corp.	213,950	9,788
*Concord EPS, Inc.	235,750	3,711
*The Corporate Executive Board Co.	943,600	30,120
Deere & Co.	146,700	6,726
Expeditors International of Washington, Inc.	810,200	26,453
Fastenal Co.	266,700	9,972
*Fiserv, Inc.	725,565	24,633
Graco, Inc.	326,000	9,340
*Hewitt Associates, Inc. — Class A	139,500	4,421
Manpower, Inc.	88,600	2,826
Paychex, Inc.	492,100	13,730
SkyWest, Inc.	518,300	6,774
*Swift Transportation Co., Inc.	869,500	17,406
*Tetra Tech, Inc.	359,197	4,382
Total		**214,037**
Information Technology (15.0%)		
*Brooks-PRI Automation, Inc.	380,008	4,355
*Cadence Design Systems, Inc.	627,300	7,396
*Electronic Arts, Inc.	73,100	3,638
Fair, Issac and Co., Inc.	193,300	8,254
*Integtated Circuit Systems, Inc.	312,800	5,709
*Intersil Corp. — Class A	574,400	8,007
*Intuit, Inc.	311,971	14,638
*Jabil Circuit, Inc.	611,500	10,958
*Keane, Inc.	506,700	4,555
*Mettler — Toledo International, Inc.	209,000	6,701
Microchip Technology, Inc.	683,275	16,705
*Novellus Systems, Inc.	388,800	10,918
*QLogic Corp.	257,800	8,897
*Semtech Corp.	411,200	4,490
*UTStarcom, Inc.	570,700	11,317
*VeriSign, Inc.	110,300	885
*Waters Corp.	286,000	6,229
*Zebra Tehnologies Corp. — Class A	278,100	15,934
Total		**149,586**
Materials (3.8%)		
Ball Corp.	135,400	6,931
Praxair, Inc.	297,700	17,198
Sigma-Aldrich Corp.	285,300	13,894
Total		**38,023**
Total Common Stock (Cost: $932,403)		**892,311**

Money Market Investments (10.5%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.6%)		
Federal Home Loan Bank,		
1.24%, 3/7/03	$ 6,000,000	$ 5,987
Total		**5,987**
Finance Lessors (2.0%)		
Receivables Capital Corp.,		
1.35%, 1/21/03	20,000,000	19,985
Total		**19,985**
Finance Services (1.9%)		
Preferred Receivable Funding,		
1.35%, 1/9/03	18,600,000	18,594
Total		**18,594**
Miscellaneous Business Credit Institutions (2.0%)		
Quincy Capital Corp.,		
1.37%, 1/21/03	20,000,000	19,985
Total		**19,985**

Money Market Investments (10.5%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions (4.0%)		
Salomon Smith Barney Hld,		
1.325%, 1/24/03	$20,000,000	$ 19,984
Toyota Motor Credit Co.,		
1.31%, 1/27/03	20,000,000	19,981
Total		**39,965**
Total Money Market Investments (Cost: $104,515)		**104,516**
Total Investments (100.3%) (Cost $1,036,918)/		**996,827**
Other Assets, Less Liabilities (-0.3%)		**(2,752)**
Total Net Assets (100.0%)		**$994,075**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $1,051,359 and the net unrealized depreciation of investments based on that cost was $54,532 which is comprised of $85,872 aggregate gross unrealized appreciation and $140,404 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$35.37 million

The International Growth Stock Portfolio invests in common stocks of companies that are headquartered or trade primarily on exchanges outside the United States and that are expected to grow more rapidly than market averages. Holdings are selected for their individual characteristics and growth prospects, with only minor consideration given to size, geography, and industry group. Stocks are selected through fundamental analysis of their financial soundness and potential for growth, with emphasis on distinctiveness of products or services and strong market positions. Stocks under consideration are carefully analyzed to make sure the promise of growth is not already reflected in the stock price, with technical analysis used as a further check on the relationship between price, value and market trends.

In a year of negative returns for nearly all major international markets, the International Growth Portfolio produced a negative return, but outperformed its benchmark, the EAFE Index. Good relative performance resulted mainly from favorable stock selection, with some concentration in defensive industry groups that are not highly sensitive to economic conditions. Holdings in this category include large consumer products companies such as Reckitt Benckiser and Unilever. Since tobacco companies tend to be relatively immune to economic weakness, we have been successful with holdings Gallaher and Swedish Match.

A notable industry weighting is in autos: BMW AG, Porsche AG and Honda all performed well during the year, though with some weakness at year end. Several Canadian companies contributed to performance, including Royal Bank of Canada and Cott, although both positions have been reduced somewhat. In anticipation of renewed economic growth in many international markets, we have begun adding or increasing positions in names with more cyclical exposure, such as Samsung Electronics, Atlas Copco, Daily Mail & General Trust, and BASF.

Because of the Portfolio's strong orientation to growth, we own stocks of many smaller companies, which often have greater growth potential than more mature, larger companies. In many cases these stocks are not widely followed, and their prices do not reflect their fundamental value and growth potential. Examples are Jarvis PLC, a British support services company, Neopost, a French mailing equipment manufacturer, and Medion, a German consumer electronics distributor.

Sector Allocation 12/31/02



Financials 16%
Consumer Non-Cyclical 12%
Consumer Cyclical 24%
Short-Term Investments 2%
Industrial Goods & Services 10%
Technology/ Telecommunications 10%
Energy 8%
Transportation/ Utilities 7%
Health Care 6%
Basic Materials 5%

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Anglo Irish Bank Corp PLC - Ireland	1.8%
Reckitt Benckiser PLC - U.K.	1.5%
Rank Group PLC - U.K.	1.5%
Swedish Match AB - Sweden	1.4%
Belluna Co., LTD. - Japan	1.4%
Saipem SPA - Italy	1.4%
Esprit Holdings Limited - Hong Kong	1.4%
ResMed, Inc. - Australia	1.3%
Corporacion Mapfre - Spain	1.3%
IHC Caland NV - Netherlands	1.2%

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
International Growth Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception
International Growth Portfolio	-12.34%	-14.98%
EAFE Index	-15.66%	-15.25%

*inception date of 7/31/01

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Basic Materials (5.4%)			
*Arcelor	Luxembourg	18,700	$ 230
BASF AG	Germany	6,415	242
*Billerud	Sweden	16,498	180
Norske Skogindustrier ASA	Norway	8,575	121
*Novozymes A/S — B Shares	Denmark	11,200	234
Rio Tinto Ltd.	Australia	12,200	233
*Solvay SA	Belgium	5,400	373
UPM-Kymmene OYJ	Finland	9,600	308
Total			**1,921**
Consumer Cyclical (24.1%)			
Bayerische Motoren Werke AG	Germany	9,000	273
*Belluna Co., Ltd.	Japan	14,520	504
Berkeley Group PLC	United Kingdom	27,975	267
Beru AG	Germany	9,300	415
Bridgestone Corp.	Japan	30,000	372
*British Sky Broadcasting Group PLC	United Kingdom	30,695	316
Carnival Corp.	Panama	4,350	109
*Compass Group PLC	United Kingdom	51,275	272
*Daily Mail and General Trust	United Kingdom	16,550	155
*Denway Motors Limited	Hong Kong	1,000,000	340
Electrolux AB — Series B	Sweden	20,000	316
*Esprit Holdings Ltd.	Hong Kong	284,500	478
Folli-Folli SA	Greece	15,600	265
*Fuji Heavy Industries, Ltd.	Japan	56,000	222
Game Group PLC	United Kingdom	155,000	90
Greek Organization Of Football Prog-nostics	Greece	21,240	224
*HMV Group PLC	United Kingdom	101,335	194
*Honda Motor Co., Ltd.	Japan	9,000	333
Consumer Cyclical continued			
*Hyundai Motor Co., Ltd.	Republic Of Korea	11,000	$ 257
*Inditex	Spain	6,700	158
Medion AG	Germany	6,050	211
MFI Furniture Group PLC	United Kingdom	110,760	197
*NCSoft Corp.	Republic Of Korea	1,390	121
Nintendo Co., Ltd.	Japan	1,900	178
*Porsche AG	Germany	850	353
*PSA Peugeot Citroen	France	4,250	173
Rank Group PLC	United Kingdom	121,400	520
*Swatch Group AG	Switzerland	2,850	237
Vivendi Universal SA	France	14,250	230
*Volkswagen AG	Germany	6,300	228
*Walmart de Mexico — Series V	Mexico	104,000	237
Wolseley PLC	United Kingdom	31,770	267
Total			**8,512**
Consumer Non-Cyclical (11.8%)			
*Burberry Group PLC	United Kingdom	44,305	160
Cadbury Schweppes PLC	United Kingdom	19,000	118
*Cott Corp.	Canada	16,700	298
*Gallaher Group PLC	United Kingdom	36,550	363
*Interbrew	Belgium	5,500	130
*Kao Corp.	Japan	6,000	132
Kook Soon Dang Brewer Co., Ltd.	South Korea	8,400	189
Luxottica Group SPA, ADR	Italy	20,900	285
*Nestle SA	Switzerland	1,690	358
*Pernod-Ricard SA	France	1,200	116
*Puma AG Rudolf Dassler Sport	Germany	1,790	122
Reckitt Benckiser PLC	United Kingdom	27,500	534
Shiseido Co., Ltd	Japan	29,000	377
Swedish Match AB	Sweden	65,000	511
Unilever PLC	United Kingdom	35,500	338

International Growth Portfolio

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Consumer Non-Cyclical continued			
*Wella AG	Germany	2,200	$ 133
Total			**4,164**
Energy (7.7%)			
*ENI SPA	Italy	16,000	254
*IHC Caland NV	Netherlands	8,000	422
*Precision Drilling Corp.	Canada	6,760	218
Royal Dutch Petroleum	Netherlands	6,500	286
Saipem SPA	Italy	71,800	481
Suncor Energy, Inc.	Canada	19,000	297
*Technip	France	2,205	158
*TGS Nopec Geophysical Co. ASA	Norway	24,000	189
Total Fina Elf SA	France	2,850	407
Total			**2,712**
Financials (16.3%)			
Aegon NV	Netherlands	21,250	273
*Anglo Irish Bank Co.	Ireland	90,000	640
*BNP Paribas SA	France	7,000	285
Cattles PLC	United Kingdom	26,200	122
*Converium Holding AG	Switzerland	3,500	170
*Corporacion Mapfre	Spain	57,000	462
*Danske Bank	Denmark	23,200	383
*Deutsche Boerse AG	Germany	8,600	343
*Grupo Financiero BBVA Bancomer	Mexico	266,320	201
*HSBC Holdings PLC	United Kingdom	22,400	245
ING Groep NV	Netherlands	13,500	229
*Intrum Justitia AB	Sweden	15,800	73
*Irish Life & Permanent	Ireland	25,500	276
Lloyds TSB Group PLC	United Kingdom	34,000	244
Man Group PLC	United Kingdom	25,000	357
Manulife Financial	Canada	8,000	174
Muenchener Rueckversicherungs-Gesellschaft AG	Germany	875	105
*OTP Bank RT	Hungary	27,600	271
Royal Bank of Canada	Canada	9,520	349
Financials continued			
Royal Bank Of Scotland Group PLC	United Kingdom	13,190	$ 316
Swiss Reinsurance Co.	Switzerland	4,000	262
Total			**5,780**
Healthcare (6.2%)			
*Elekta AB — Class B	Sweden	32,300	326
*Nobel Biocare Holding AG	Switzerland	2,695	173
*Novartis AG	Switzerland	5,700	208
*Perbio Science AB	Sweden	5,300	60
*Resmed	Australia	15,200	464
Synthes Stratec, Inc.	Switzerland	513	315
Takeda Chemical Industries	Japan	7,000	293
*Taro Pharmaceutical Industries, Ltd.	Israel	5,200	196
Teva Pharmaceutical Industries Ltd., ADR	Israel	3,755	145
Total			**2,180**
Industry Goods and Services (9.8%)			
*Alfa Laval AB	Sweden	12,040	97
*Amcor Ltd.	Australia	39,145	187
Atlas Copco AB — A shares	Sweden	13,650	266
BAE Systems PLC	United Kingdom	64,275	128
Group 4 Falck A/S	Denmark	7,800	165
*Grupo Ferrovial	Spain	16,500	419
Huhtamaki OYJ	Finland	30,000	301
*Jarvis PLC	United Kingdom	22,490	101
*Meggitt PLC	United Kingdom	109,600	311
*Neopost SA	France	10,000	322
*Schindler Holdings	Switzerland	1,295	252
*Serco Group PLC	United Kingdom	59,750	147
*SGS Societe Generale de Surveillance Holding SA	Switzerland	1,140	343
Vestas Wind Systems A/S	Denmark	8,100	81

International Growth Portfolio

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Industry Goods and Services continued			
Vinci SA	France	6,250	$ 352
Total			**3,472**
Technology (6.5%)			
ASM Pacific Technology Ltd.	Hong Kong	62,500	123
*ASML Holding NV	Netherlands	9,900	83
Canon, Inc.	Japan	6,000	226
*INFOSYS Technologies Ltd.	India	2,250	224
*Logitech International-Reg	Switzerland	13,600	405
Nokia OYJ	Finland	14,000	223
*Riverdeep Group PLC	Ireland	96,450	142
Royal Philips Electronics NV	Netherlands	11,000	193
Samsung Electronics Co., Ltd.	South Korea	970	257
*Sap AG	Germany	2,520	198
Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	67,100	82
*Tandberg ASA	Norway	27,100	156
Total			**2,312**
Telecommunications (2.5%)			
*KDDI Corp.	Japan	50	162
*Orange SA	France	40,000	277
Pt Telekomunikasi Indonesia	Indonesia	415,500	179
*Vodafone Group PLC	United Kingdom	153,350	279
Total			**897**
Transportation (4.0%)			
Brisa Auto Estradas de Portugal SA	Portugal	72,000	399
*EasyJet PLC	United Kingdom	48,545	214
Exel PLC	United Kingdom	26,015	288
Fraport AG	Germany	9,000	161
Macquarie Infrastructure Group	Australia	200,500	361
Total			**1,423**

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Utilities (3.4%)			
Centrica PLC	United Kingdom	104,900	$ 289
Italgas S.P.A.	Italy	19,500	265
National Grid Group PLC	United Kingdom	46,180	339
*Snam Rete Gas	Italy	38,500	131
*Suez Lyonnaise des Eaux SA	France	10,700	186
Total			**1,210**
Total Foreign Common Stock (Cost: $36,919)			**34,583**

Money Market Investments (2.3%)		
Short Term Business Credit (2.3%)		
Old Line Funding Corp., 1.38%, 1/15/03	$800,000	800
Total Money Market Investments (Cost: $800)		**800**
Total Investments (100.0%) (Cost $37,719)∧		**35,383**
Other Assets, Less Liabilities (0.0%)		**(10)**
Total Net Assets (100.0%)		**$35,373**

∧ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $37,917 and the net unrealized depreciation of investments based on that cost was $2,534 which is comprised of $4,171 aggregate gross unrealized appreciation and $6,705 aggregate gross unrealized depreciation.

* Non-Income Producing

Investment Percentage by Country:

United Kingdom	20.3%
Germany	7.9%
Japan	7.9%
Switzerland	7.7%
France	7.1%
Other	49.1%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:
Long-term appreciation of capital through diversification into markets outside the United States

Portfolio Strategy:
Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.

Net Assets:
$563.10 million

The Franklin Templeton International Equity Portfolio offers the opportunity to participate in the growth of companies in countries throughout the world, particularly those with expanding economies. In selecting investments, the principal focus is on identifying undervalued stocks of companies with strong finances and good long-term growth opportunities, rather than on choosing specific industry groups or regions of the world in which to invest. The Portfolio is normally fully invested in equity securities.

The Portfolio underperformed the EAFE Index by approximately two percentage points during 2002; most of this underperformance came in the fourth quarter of the year and resulted from extreme volatility of a few stocks. Total return for both the Portfolio and the Index was negative for the year, as world economies and equity markets trended generally down. Largely because of weakness in the U.S. dollar relative to other currencies, the EAFE index was down significantly less than the S&P 500 in 2002.

News about Asian markets tends to focus on Japan, a nation that has been in recession for a decade; the Portfolio's representation in Japan is half that of the EAFE Index. Other Asian economies are experiencing growth, and we are finding better opportunities in Hong Kong, which provides access to the rapidly growing Chinese market, and South Korea, with one of Asia's strongest economies. Two of the Portfolio's ten largest holdings, Samsung Electronics and KT Corp, South Korea's leading telephone company, are Korean companies.

European markets struggled during 2002; most were down more than 20% in local currency, and the German market was off more than 40%. As always, individual stock selection is the main focus of the Portfolio, and sharp drops in stocks of some quality companies have created significant buying opportunities. During the year we added to positions in several holdings including Aventis, a French pharmaceutical company; Shire Pharmaceuticals in the U.K., and E.ON and Deutsche Post in Germany. We reduced positions in Samsung Electronics and Australia & New Zealand Banking Group, which contributed to performance early in the year, and liquidated Elan Corp., which had hurt performance. A new investment in the second half of the year was Suez SA, a French power company that experienced a sharp price drop because of concerns about power holdings in the U.S. Another new holding is Atlas Copco, a leading global machinery company that has performed well; this is a premier company with excellent long-term prospects.

The Franklin Templeton International Equity Portfolio is managed for Northwestern Mutual by Templeton Investment Counsel, Inc.

Asset Allocation 12/31/02



Continental Europe 45%
17% United Kingdom
22% Asia
2% Latin America/ Caribbean
6% North America
5% Australia/ New Zealand
Short-Term Investments 1%
2% Mid-East/Africa

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Societé Bic SA - France	2.1%
Suez SA - France	2.0%
Swiss Reinsurance Co. - Switzerland	2.0%
Riunione Adriatica di Sicurta SPA - Italy	1.9%
Samsung Electronics Co. LTD - South Korea	1.9%
Nestle SA - Switzerland	1.9%
KT Corp. South Korea	1.9%
Aventis SA - France	1.9%
Repsol YPF SA - Spain	1.8%
Atlas Copco AB - Sweden	1.8%

Relative Performance



$30,000
26,000
22,000
18,000
14,000
10,000
4/93 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
Franklin Templeton International Equity Portfolio	-17.40%	-1.92%	6.02%
EAFE Index	-15.66%	-2.61%	2.40%

*inception date of 4/30/93

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 4/30/93 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Automobiles & Components (3.0%)			
Autoliv, Inc.	Sweden	169,780	$ 3,553
GKN PLC	United Kingdom	2,091,540	6,760
Valeo SA	France	210,000	6,589
Total			**16,902**
Banks (7.9%)			
Australia & New Zealand Banking Group, Ltd.	Australia	888,221	8,678
Banca Nazionale Del Lavoro SPA	Italy	3,529,070	3,907
*Dbs Group Holdings, Ltd.	Singapore	1,192,000	7,560
HSBC Holdings PLC	United Kingdom	530,937	5,804
Lloyds TSB Group PLC	United Kingdom	1,165,150	8,366
Nordea AB	Sweden	1,793,590	8,037
Nordea AB (NDA)	Sweden	491,780	2,167
Total			**44,519**
Basic Materials (3.5%)			
BASF AG	Germany	258,500	9,739
Norske Skogindustrier	Norway	684,860	9,688
Total			**19,427**
Capital Goods (10.3%)			
Alstom SA	France	903,114	4,502
Atlas Copco AB— Class A	Sweden	523,450	10,212
BAE Systems PLC	United Kingdom	2,125,020	4,242
Hutchison Whampoa, Ltd.	Hong Kong	1,199,000	7,503
Invensys PLC	United Kingdom	4,527,820	3,845
KCI Konecranes International PLC	Finland	342,900	8,381
Kurita Water Industries, Ltd.	Japan	580,000	5,841
Rolls-Royce PLC	United Kingdom	2,061,590	3,551
Volvo AB — Class B	Sweden	608,220	9,911
Total			**57,988**
Commercial Services & Supplies (2.1%)			
Societe Bic SA	France	349,140	12,036
Total			**12,036**

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Consumer Cyclical (1.5%)			
Volkswagen AG	Germany	230,450	$ 8,343
Total			**8,343**
Consumer Durables & Apparel (2.4%)			
Royal Philips Electronics NV	Netherlands	576,875	10,110
Sony Corporation	Japan	77,300	3,231
Total			**13,341**
Diversified Financials (3.2%)			
ING Groep NV	Netherlands	436,000	7,384
Nomura Holdings, Inc.	Japan	332,400	3,737
Swire Pacific Limited — Class A	Hong Kong	1,260,500	4,825
Swire Pacific Limited — Class B	Hong Kong	3,534,200	2,255
Total			**18,201**
Energy (7.5%)			
CNOOC Limited	China	293,360	7,642
ENI SPA	Italy	416,325	6,619
Husky Energy, Inc.	Canada	485,610	5,063
Repsol Ypf SA	Spain	783,780	10,364
Shell Transport & Trading Company PLC	United Kingdom	1,428,430	9,405
Total Fina Elf SA	France	21,182	3,025
Total			**42,118**
Food & Drug Retailing (1.6%)			
J. Sainsbury PLC	United Kingdom	2,034,900	9,132
Total			**9,132**
Food Beverage & Tobacco (3.2%)			
Nestle SA	Switzerland	50,220	10,642
Unilever PLC	United Kingdom	773,990	7,364
Total			**18,006**
Health Care Equipment & Services (1.4%)			
Amersham PLC	United Kingdom	883,370	7,842
Mayne Nickless, Ltd.	Australia	10	0
Total			**7,842**

Franklin Templeton International Equity Portfolio

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Insurance (10.0%)			
ACE Ltd.	Bermuda	330,080	$ 9,685
Axa SA	France	433,842	5,823
Riunione Adriatica Di Sicurta SPA	Italy	902,240	10,983
Sompo Japan Insurance, Inc.	Japan	1,586,000	9,262
Swiss Reinsurance	Switzerland	170,200	11,163
XL Capital, Ltd. — Class A	Bermuda	122,550	9,467
Total			**56,383**
Materials (6.9%)			
Akzo Nobel NV	Netherlands	316,250	10,033
AngloGold Limited, ADR	South Africa	113,870	3,901
Bayer AG	Germany	263,150	5,523
Broken Hill Property Billiton, Ltd.	Australia	1,743,580	9,965
Stora Enso OYJ — Class R	Finland	842,680	8,887
Stora Enso OYJ — R Shares	Finland	29,567	307
Total			**38,616**
Media (2.0%)			
United Business Media PLC	United Kingdom	1,463,910	6,835
Wolters Kluwer NV	Netherlands	252,530	4,399
Total			**11,234**
Pharmaceuticals & Biotechnology (4.7%)			
Aventis SA	France	194,710	10,585
*CK Life Sciences International, Inc.	Hong Kong	29,640	5
Ono Pharmaceutical Co., Ltd.	Japan	266,000	8,047
Shire Pharmaceuticals Group	United Kingdom	1,209,710	7,741
Total			**26,378**
Real Estate (0.5%)			
Cheung Kong Holdings, Ltd.	Hong Kong	441,000	2,870
Total			**2,870**
Retailing (1.7%)			
Marks & Spencer Group PLC	United Kingdom	1,891,701	9,593
Total			**9,593**

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Software and Computer Services (1.0%)			
Check Point Software Tech	Israel	442,150	$ 5,735
Total			**5,735**
Technology Hardware & Equipment (3.2%)			
*Hitachi, Ltd.	Japan	1,973,000	7,565
Samsung Electronics	South Korea	40,200	10,643
Total			**18,208**
Telecommunication Services (9.5%)			
BCE, Inc.	Canada	380,910	6,872
Cable & Wireless PLC	United Kingdom	2,428,130	1,749
Compania de Telecomunicaciones de Chile SA, ADR	Chile	154,985	1,486
KT Corp. Spons, ADR	South Korea	491,440	10,590
Nippon Telegraph & Telephone Corporation	Japan	2,084	7,569
Philippine Long Distance Telephone, ADR	Philippines	309,100	1,555
PT Indosat, ADR	Indonesia	219,970	2,365
Telecom Corporation of New Zealand Limited	New Zealand	2,907,170	6,888
*Telefonica SA, ADR	Spain	172,867	4,593
Telefonos de Mexico SA, ADR	Mexico	301,444	9,640
Total			**53,307**
Transportation (3.6%)			
British Airways PLC	United Kingdom	1,228,800	2,671
Deutsche Post AG	Germany	935,920	9,831
Nippon Express Co., Ltd.	Japan	2,026,000	7,939
Total			**20,441**

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Utilities (8.0%)			
E.On AG	Germany	187,200	$ 7,544
Endesa SA	Spain	574,510	6,722
Hong Kong Electric Holdings Limited	Hong Kong	1,794,500	6,800
Iberdrola SA	Spain	467,480	6,549
International Power PLC	United Kingdom	2,038,344	3,142
Korea Electric Power Corp.	South Korea	192,390	2,960
Suez Lyonnaise	France	657,010	11,404
Total			**45,121**
Total Foreign Common Stock (Cost: $672,686)			**555,741**

Preferred Stock (0.6%)			
Energy (0.6%)			
Petroleo Brasileiro SA	Brazil	274,860	3,603
Total Preferred Stock (Cost: $5,746)			**3,603**

Money Market Investments (0.6%)	Country	Shares/ Par	Market Value (000's)
Short Term Business Credit (0.6%)			
UBS Finance LLC, 1.2%, 1/2/03	United States	$3,200,000	$ 3,200
Total Money Market Investments (Cost: $3,200)			**3,200**
Total Investments (99.9%) (Cost $681,632)^			**562,544**
Other Assets, Less Liabilities (0.1%)			**558**
Total Net Assets (100.0%)			**$563,102**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $682,917 and the net unrealized depreciation of investments based on that cost was $120,373 which is comprised of $45,026 aggregate gross unrealized appreciation and $165,399 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

Investment Percentage by Country:

Country	%
United Kingdom	17.4%
France	9.6%
Japan	9.4%
Germany	7.3%
Sweden	6.0%
Other	50.3%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.

Net Assets:
$225.41 million

The Index 400 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index. This index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. Of the 400 stocks, 281 are listed on the New York Stock Exchange, 116 on NASDAQ, and 3 on the American Stock Exchange.

As of December 31, 2002, the 400 companies in the index had a median market capitalization of $1.5 billion and total market value of $703 billion. For comparison, the 500 large stocks in the S&P 500 Index had a median market capitalization of $6.8 billion and total market value of $8,107 billion.

The Index 400 Portfolio provides participation in the performance of mid-sized companies in the U.S. equity market. The Portfolio continues to achieve its objective of matching the results of the S&P 400 MidCap Index before expenses.

Sector Allocation 12/31/02



Financials 18%
Energy 7%
Consumer Staples 5%
Consumer Discretionary 16%
Utilities 7%
S&P MidCap 400 Index Futures 4%
12% Health Care
13% Industrials
12% Information Technology
5% Materials
1% Telecommunications

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
M&T Bank Corp.	1.0%
The Washington Post Company - Class B	1.0%
Affiliated Computer Services, Inc. - Class A	0.9%
Gilead Sciences, Inc.	0.9%
Symantec Corp.	0.8%
Weatherford International, Ltd.	0.7%
IDEC Pharmaceuticals Corp.	0.7%
Microchip Technology Inc.	0.7%
National Commerce Financial Corp.	0.7%
American Water Works Company, Inc.	0.6%

Relative Performance



$14,000
13,000
12,000
11,000
10,000
4/99
12/99
12/00
12/01
12/02
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Index 400 Stock Portfolio	-14.54%	3.21%
S&P MidCap 400 Index	-14.51%	3.49%

*inception date of 4/30/99

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2002, the 400 companies in the composite had median market capitalization of $1.5 billion and a total market value of $690.7 billion. The MidCap 400 represents approximately 6.0% of the market value of Compustat's database of about 11,418 equities. The index cannot be invested in directly and do not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (16.0%)		
#*99 Cents Only Stores	21,533	$ 578
*Abercrombie & Fitch Co. — Class A	30,400	622
*American Eagle Outfitters, Inc.	22,150	305
ArvinMeritor, Inc.	20,850	348
Bandag Inc.	5,900	228
*Barnes & Noble, Inc.	20,700	374
Belo Corp.—Class A	34,400	733
*BJ's Wholesale Club, Inc.	21,800	399
Blyth, Inc.	14,200	380
Bob Evans Farms, Inc.	10,900	255
*Borders Group, Inc.	25,100	404
BorgWarner, Inc.	8,200	413
*Brinker International, Inc.	30,050	969
*Callaway Golf Co.	23,300	309
*CarMax, Inc.	31,600	565
*Catalina Marketing Corp.	16,800	311
CBRL Group, Inc.	16,100	485
*CDW Computer Centers, Inc.	25,800	1,131
*The Cheesecake Factory, Inc.	15,500	560
Claire's Stores, Inc.	15,000	331
Clayton Homes, Inc.	42,200	514
*Coach, Inc.	27,200	895
*Copart, Inc.	27,900	330
D.R. Horton, Inc.	44,900	779
*Dollar Tree Stores, Inc.	35,000	860
*Emmis Communications Corp. — Class A	16,300	340
*Entercom Communications Corp. — Class A	15,300	718
*Extended Stay America, Inc.	28,800	425
Federal Signal Corp.	14,600	284
*Furniture Brands International, Inc.	17,300	413
*Gentex Corp.	23,200	734
*GTECH Holdings Corp.	17,600	490
Harte-Hanks, Inc.	28,250	527
*Hispanic Broadcasting Corp. — Class A	33,300	684
International Speedway Corp. — Class A	16,300	608
*Krispy Kreme Doughnuts, Inc.	16,700	564
*Lear Corp.	20,100	669
Lee Enterprises, Inc.	13,600	456
Lennar Corp.	19,800	1,022
*Macrovision Corp.	15,600	250
*Mandalay Resort Group	21,000	643
Media General, Inc. — Class A	7,100	426
*Michaels Stores, Inc.	20,400	639
Modine Manufacturing Co.	10,300	182
*Mohawk Industries, Inc.	20,500	1,167

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
*The Neiman Marcus Group, Inc. — Class A	14,700	$ 447
Outback Steakhouse, Inc.	23,500	809
*Papa John's International, Inc.	6,000	167
*Park Place Entertainment Corp.	92,500	777
*Payless ShoeSource, Inc.	6,914	356
*PETsMART, Inc.	41,400	709
Pier 1 Imports, Inc.	28,700	543
The Reader's Digest Association, Inc. — Class A	30,600	462
Ross Stores, Inc.	24,100	1,022
*Saks, Inc.	43,700	513
*Scholastic Corp.	12,000	431
*Six Flags, Inc.	28,400	162
Superior Industries International, Inc.	8,100	335
*The Timberland Co. — Class A	11,500	410
*Unifi, Inc.	16,500	87
*United Rentals, Inc.	23,500	253
The Washington Post Co. — Class B	2,900	2,141
*Westwood One, Inc.	32,800	1,225
*Williams-Sonoma, Inc.	35,300	958
Total		**36,126**
Consumer Staples (5.4%)		
Church & Dwight Co., Inc.	12,200	371
*Constellation Brands, Inc. — Class A	27,400	650
*Dean Foods Co.	27,776	1,030
The Dial Corp.	29,100	593
Dole Food Company, Inc.	17,200	560
Dreyer's Grand Ice Cream, Inc.	10,700	759
Hormel Foods Corp.	42,600	994
Interstate Bakeries Corp.	13,500	206
The J.M. Smucker Co.	15,196	605
Lancaster Colony Corp.	11,200	438
Longs Drug Stores Corp.	11,700	243
McCormick & Company, Inc.	42,900	995
PepsiAmericas, Inc.	47,200	634
Ruddick Corp.	14,200	194
Sensient Technologies Corp.	14,500	326
*Smithfield Foods, Inc.	33,500	665
Tootsie Roll Industries, Inc.	15,860	487
Tyson Foods, Inc. — Class A	108,340	1,215
Universal Corp.	8,000	296
*Whole Foods Market, Inc.	17,600	928
Total		**12,189**
Energy (7.1%)		
*Cooper Cameron Corp.	16,600	827
ENSCO International, Inc.	45,600	1,343
*FMC Technologies, Inc.	20,069	410

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Energy continued		
*Forest Oil Corp.	14,400	$ 398
*Grant Prideco, Inc.	34,100	397
*Hanover Compressor Co.	20,100	185
Helmerich & Payne, Inc.	15,300	427
Murphy Oil Corp.	28,000	1,200
*National Oilwell, Inc.	24,800	542
Noble Energy, Inc.	17,600	661
Ocean Energy, Inc.	53,900	1,076
Overseas Shipholding Group, Inc.	10,600	190
*Patterson-UTI Energy, Inc.	24,200	730
*Pioneer Natural Resources Co.	35,600	899
*Pride International, Inc.	40,900	609
*Smith International, Inc.	31,100	1,014
Tidewater, Inc.	18,600	578
Valero Energy Corp.	32,400	1,197
*Varco International, Inc.	29,662	516
*Weatherford International, Ltd.	39,900	1,594
Western Gas Resources, Inc.	10,100	372
XTO Energy, Inc.	38,100	941
Total		**16,106**
Financials (18.2%)		
A.G. Edwards, Inc.	24,400	804
*Allmerica Financial Corp.	16,300	165
American Financial Group, Inc.	21,100	487
*AmeriCredit Corp.	46,800	362
AmerUs Group Co.	12,200	345
Arthur J. Gallagher & Co.	27,100	796
Associated Banc-Corp.	23,209	788
Astoria Financial Corp.	27,200	738
Bank of Hawaii Corp.	20,900	635
Banknorth Group, Inc.	45,500	1,028
Brown & Brown, Inc.	21,100	682
City National Corp.	15,300	673
The Colonial BancGroup, Inc.	37,900	452
Commerce Bancorp, Inc.	20,600	890
Compass Bancshares, Inc.	39,500	1,235
*E*TRADE Group, Inc.	112,100	545
Eaton Vance Corp.	21,300	602
Everest Re Group, Ltd.	15,700	868
Fidelity National Financial, Inc.	29,240	960
First Virginia Banks, Inc.	22,050	821
FirstMerit Corp.	26,000	563
Greater Bay Bancorp	15,700	271
GreenPoint Financial Corp.	30,400	1,373
HCC Insurance Holdings, Inc.	19,100	470
Hibernia Corp. — Class A	48,500	934
Horace Mann Educators Corp.	12,500	192
Hospitality Properties Trust	19,200	676
Independence Community Bank Corp.	17,500	444
*IndyMac Bancorp, Inc.	17,600	325
*Investment Technology Group, Inc.	14,800	331
Investors Financial Services Corp.	19,800	542
*LaBranche & Co., Inc.	18,100	482

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Financials continued		
Legg Mason, Inc.	19,900	$ 966
Leucadia National Corp.	17,000	634
Liberty Property Trust	23,200	741
M&T Bank Corp.	28,200	2,237
Mercantile Bankshares Corp.	21,400	826
Metris Companies, Inc.	17,800	44
The MONY Group, Inc.	14,600	350
National Commerce Financial Corp.	63,225	1,508
Neuberger Berman, Inc.	21,400	717
New Plan Excel Realty Trust, Inc.	29,700	567
New York Community Bancorp, Inc.	33,000	953
*Ohio Casualty Corp.	18,600	241
Old Republic International Corp.	36,900	1,033
The PMI Group, Inc.	27,700	832
Protective Life Corp.	21,100	581
Provident Financial Group, Inc.	14,900	388
Radian Group, Inc.	29,100	1,081
Roslyn Bancorp, Inc.	25,700	463
SEI Investments Co.	33,200	902
*Silicon Valley Bancshares	13,600	248
Sovereign Bancorp, Inc.	80,000	1,124
StanCorp Financial Group, Inc.	9,100	445
TCF Financial Corp.	22,900	1,001
Unitrin, Inc.	20,800	608
Waddell & Reed Financial, Inc. — Class A	24,600	484
Webster Financial Corp.	14,700	512
Westamerica Bancorporation	10,300	414
Wilmington Trust Corp.	20,100	637
Total		**41,016**
Health Care (11.6%)		
*AdvancePCS	28,300	629
*Apogent Technologies, Inc.	32,800	682
*Apria Healthcare Group, Inc.	16,800	374
*Barr Laboratories, Inc.	13,400	872
Beckman Coulter, Inc.	19,000	561
*Charles River Laboratories	13,700	527
*Covance, Inc.	18,500	455
*Cytyc Corp.	37,700	385
DENTSPLY International, Inc.	23,950	892
*Edwards Lifesciences Corp.	18,300	466
*Express Scripts, Inc. — Class A	24,100	1,158
*First Health Group Corp.	31,100	757
*Gilead Sciences, Inc.	60,100	2,044
*Health Net, Inc.	38,400	1,014
*Henry Schein, Inc.	13,400	603
Hillenbrand Industries, Inc.	18,900	913
ICN Pharmaceuticals, Inc.	25,400	277
*IDEC Pharmaceuticals Corp.	46,800	1,553
*Incyte Genomics, Inc.	20,700	94
*IVAX Corp.	59,625	723
*LifePoint Hospitals, Inc.	12,100	362
*Lincare Holdings, Inc.	32,600	1,031

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Millennium Pharmaceuticals, Inc.	87,200	$ 692
Mylan Laboratories, Inc.	38,400	1,340
Omnicare, Inc.	28,900	689
*Oxford Health Plans, Inc.	27,000	984
*PacifiCare Health Systems, Inc.	10,900	306
*Patterson Dental Co.	20,900	914
*Perrigo Co.	22,200	270
*Protein Design Labs, Inc.	27,300	232
*Sepracor, Inc.	25,800	249
*Sicor, Inc.	35,600	564
*STERIS Corp.	21,100	512
*Triad Hospitals, Inc.	22,739	678
*Universal Health Services, Inc. — Class B	18,400	830
*Varian Medical Systems, Inc.	20,900	1,037
*Vertex Pharmaceuticals, Inc.	23,300	369
*VISX, Inc.	16,400	157
Total		**26,195**
Industrials (12.6%)		
*AGCO Corp.	22,900	506
Airborne, Inc.	14,800	219
*Alaska Air Group, Inc.	8,100	175
*Albany International Corp. — Class A	9,926	205
Alexander & Baldwin, Inc.	12,600	325
AMETEK, Inc.	10,100	389
Banta Corp.	7,700	241
*The BISYS Group, Inc.	36,600	582
C.H. Robinson Worldwide, Inc.	25,900	808
*Career Education Corp.	13,900	556
Carlisle Companies, Inc.	9,300	385
*Ceridian Corp.	45,500	656
*Certegy, Inc.	21,200	520
*CheckFree Corp.	23,900	382
*ChoicePoint, Inc.	26,300	1,039
CNF, Inc.	15,100	502
*CSG Systems International, Inc.	15,800	216
*DeVry, Inc.	21,400	355
Donaldson Company, Inc.	13,500	486
*DST Systems, Inc.	36,800	1,309
*The Dun & Bradstreet Corp.	22,800	786
*Dycom Industries, Inc.	14,700	195
*Education Management Corp.	10,700	402
*EGL, Inc.	15,000	214
*Energizer Holdings, Inc.	27,000	753
Expeditors International of Washington, Inc.	31,900	1,042
Fastenal Co.	23,300	871
*Flowserve Corp.	16,900	250
GATX Corp.	15,000	342
Granite Construction, Inc.	12,700	197
Harsco Corp.	12,400	395
Herman Miller, Inc.	23,300	429
HON INDUSTRIES, Inc.	18,100	512

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Industrials continued		
Hubbell, Inc. — Class B	18,100	$ 636
*J.B. Hunt Transport Services, Inc.	12,000	352
*Jacobs Engineering Group, Inc.	16,700	595
Kaydon Corp.	9,300	197
Kelly Services, Inc. — Class A	10,900	269
Kennametal, Inc.	10,600	365
*Korn/Ferry International	11,600	87
*L-3 Communications Holdings, Inc.	28,800	1,293
Manpower, Inc.	23,500	750
Nordson Corp.	10,300	256
Pentair, Inc.	15,100	522
Pittston Brink's Group	16,600	307
Precision Castparts Corp.	16,000	388
*Quanta Services, Inc.	21,300	75
*Republic Services, Inc.	50,200	1,053
Rollins, Inc.	9,300	237
*Sequa Corp. — Class A	3,200	125
*Sotheby's Holdings, Inc. — Class A	18,900	170
*SPX Corp.	25,100	940
*Swift Transportation Co., Inc.	26,300	526
*Sylvan Learning Systems, Inc.	12,319	202
Tecumseh Products Co. — Class A	5,700	252
Teleflex, Inc.	12,000	515
Trinity Industries, Inc.	14,100	267
*Valassis Communications, Inc.	16,300	480
Viad Corp.	27,400	612
Wallace Computer Services, Inc.	12,800	275
York International Corp.	12,100	309
Total		**28,299**
Information Technology (12.0%)		
*3Com Corp.	109,900	509
*Activision, Inc.	20,500	299
*Acxiom Corp.	27,000	415
*ADTRAN, Inc.	11,600	382
*Advanced Fibre Communications, Inc.	25,300	422
*Advent Software, Inc.	10,000	136
*Affiliated Computer Services, Inc. — Class A	40,400	2,126
*Arrow Electronics, Inc.	30,800	394
*Ascential Software Corp.	76,100	183
*Atmel Corp.	143,200	319
*Avnet, Inc.	36,700	397
*Avocent Corp.	13,800	307
*Cabot Microelectronics Corp.	7,392	349
*Cadence Design Systems, Inc.	81,400	960
*Cirrus Logic, Inc.	25,600	74
*CommScope, Inc.	18,900	149
*Credence Systems Corp.	18,600	174
*Cree, Inc.	22,300	365
*Cypress Semiconductor Corp.	37,800	216
Diebold, Inc.	22,100	911
*Fairchild Semiconductor International, Inc. — Class A	35,900	384

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*FEI Co.	9,900	$ 151
*Gartner Group, Inc. — Class B	25,400	240
Harris Corp.	20,300	534
*Imation Corp.	10,700	375
*InFocus Corp.	12,100	75
*Integrated Device Technology, Inc.	31,700	265
*International Rectifier Corp.	19,500	360
*Internet Security Systems, Inc.	14,800	271
*Intersil Corp. — Class A	41,800	583
Jack Henry & Associates, Inc.	27,700	334
*Keane, Inc.	23,200	209
*KEMET Corp.	26,400	231
*Lam Research Corp.	39,100	422
*Lattice Semiconductor Corp.	33,600	295
*Legato Systems, Inc.	35,200	177
*LTX Corp.	15,100	91
*Macromedia, Inc.	18,300	195
*McDATA Corp. — Class A	34,800	247
*Mentor Graphics Corp.	20,300	160
*Micrel, Inc.	28,400	255
Microchip Technology, Inc.	61,912	1,514
*MPS Group, Inc.	31,500	175
*National Instruments Corp.	15,800	513
*Network Associates, Inc.	47,800	769
*Newport Corp.	11,700	147
*Overture Services, Inc.	17,900	489
*Plantronics, Inc.	14,100	213
*Plexus Corp.	12,900	113
*Polycom, Inc.	30,600	291
*Powerwave Technologies, Inc.	20,100	109
*Quantum Corporation — DLT & Storage Systems	48,300	129
*Retek, Inc.	16,200	44
The Reynolds and Reynolds Co. — Class A	21,300	543
*RF Micro Devices, Inc.	51,700	379
*RSA Security, Inc.	17,400	104
*SanDisk Corp.	21,100	428
*Semtech Corp.	22,400	245
*Storage Technology Corp.	32,500	696
*Sybase, Inc.	29,800	399
*Sykes Enterprises, Inc.	12,400	41
*Symantec Corp.	44,500	1,799
*Synopsys, Inc.	23,400	1,080
*Tech Data Corp.	17,300	466
*The Titan Corp.	23,900	249
*Transaction Systems Architects, Inc. — Class A	10,900	71
*TriQuint Semiconductor, Inc.	40,511	172
*Varian, Inc.	10,400	298
*Vishay Intertechnology, Inc.	48,987	548
*Wind River Systems, Inc.	24,200	99
Total		**27,064**

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Materials (4.8%)		
A. Schulman, Inc.	9,000	$ 167
*Airgas, Inc.	21,900	378
*AK Steel Holding Corp.	33,100	265
Albemarle Corp.	12,800	364
Arch Coal, Inc.	16,100	348
Bowater, Inc.	16,900	708
Cabot Corp.	18,800	499
Carpenter Technology Corp.	6,800	85
Crompton Corp.	34,863	207
*Cytec Industries, Inc.	12,100	330
Ferro Corp.	12,400	303
*FMC Corp.	10,800	295
*GrafTech International, Ltd.	17,100	102
H.B. Fuller Co.	8,700	225
IMC Global, Inc.	35,300	377
*Longview Fibre Co.	15,700	114
The Lubrizol Corp.	15,800	482
Lyondell Chemical Co.	49,000	619
Martin Marietta Materials, Inc.	15,000	460
Minerals Technologies, Inc.	6,200	268
Olin Corp.	17,400	271
P.H. Glatfelter Co.	13,400	176
*Packaging Corporation of America	32,000	584
Peabody Energy Corp.	16,000	468
Potlatch Corp.	8,700	208
Rayonier, Inc.	8,500	385
RPM, Inc.	35,200	538
Solutia, Inc.	32,100	117
Sonoco Products Co.	29,600	678
The Valspar Corp.	15,400	679
Wausau-Mosinee Paper Corp.	15,800	177
Total		**10,877**
Telecommunication Services (0.6%)		
*Broadwing, Inc.	67,100	236
*Price Communications Corp.	16,700	231
Telephone and Data Systems, Inc.	18,000	847
Total		**1,314**
Utilities (7.4%)		
AGL Resources, Inc.	17,200	418
ALLETE, Inc.	26,100	592
Alliant Energy Corp.	27,900	462
American Water Works Company, Inc.	30,700	1,396
*Aquila, Inc.	55,300	98
Black Hills Corp.	8,200	217
Cleco Corp.	14,400	202
DPL, Inc.	38,800	595
DQE, Inc.	22,700	346
Energy East Corp.	44,300	979
Equitable Resources, Inc.	19,000	666
Great Plains Energy, Inc.	20,800	476
Hawaiian Electric Industries, Inc.	11,200	493

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Utilities continued		
IDACORP, Inc.	11,600	$ 288
MDU Resources Group, Inc.	21,900	565
National Fuel Gas Co.	24,600	510
Northeast Utilities	41,900	636
NSTAR	16,300	724
OGE Energy Corp.	24,000	422
ONEOK, Inc.	18,500	355
Pepco Holdings, Inc.	50,100	971
PNM Resources, Inc.	12,000	286
Puget Energy, Inc.	28,400	626
Questar Corp.	25,100	698
SCANA Corp.	33,700	1,043
*Sierra Pacific Resources	31,281	203
Vectren Corp.	20,800	478
Westar Energy, Inc.	22,000	218
WGL Holdings, Inc.	14,900	356
Wisconsin Energy Corp.	35,300	890
WPS Resources Corp.	9,700	377
Total		**16,586**
Total Common Stock (Cost: $248,668)		**215,772**

Money Market Investments (4.1%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.5%)		
#Federal Home Loan Bank, 1.24%, 3/7/03	$1,200,000	$ 1,197
Total		**1,197**
Personal Credit Institutions (2.7%)		
#Salomon Smith Barney Hld, 1.325%, 1/24/03	6,000,000	5,995
Total		**5,995**
Short Term Business Credit (0.9%)		
#UBS Finance LLC, 1.20%, 1/2/03	2,100,000	2,100
Total		**2,100**
Total Money Market Investments (Cost: $9,292)		**9,292**
Total Investments (99.8%) (Cost $257,960)/		**225,064**
Other Assets, Less Liabilities (0.2%)		**346**
Total Net Assets (100.0%)		**$225,410**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $260,227 and the net unrealized depreciation of investments based on that cost was $35,163 which is comprised of $19,478 aggregate gross unrealized appreciation and $54,641 aggregate gross unrealized depreciation.

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
MidCap 400 Index Futures (Total Notional Value at 12/31/02 $9,356)	43	3/03	$(113)

The Accompanying Notes are an Integral Part of the Financial Statements

Growth Stock Portfolio

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$551.42 million

The Growth Stock Portfolio is invested in high quality companies of large to medium capitalization with strong financial characteristics and the ability to generate internal growth. A key factor in stock selection is the choice of industries with good earnings potential, based on analysis of economic trends to determine their impact on various sectors of the economy. Stock selection is made through "top down" analysis: first industry and market sector choices are made based on the economic environment, and then the most promising companies within each sector are selected as holdings. A strategy of this portfolio is to go beyond the most familiar "blue chip" names to seek out medium-sized companies with strong positions in their markets whose stock prices do not reflect their potential for growth. Diversification across 70 to 90 stocks in a wide range of industry groups reduces the Portfolio's risk profile.

Like essentially all equity funds, the Growth Stock Portfolio had negative total return for 2002, but the Portfolio outperformed the S&P 500 Index for the year and for the last five years. Relative to the Index, the Portfolio is most overweighted in the Consumer Discretionary and Consumer Staples sectors and underweighted in Financials, Industrials, Information Technology, Telecommunications and Utilities.

The relative performance of this high-quality portfolio was stronger for the first nine months of the year than in the fourth quarter, when a market rally that began in October was concentrated in riskier issues, particularly in the technology and telecommunications sectors, which had been extremely weak earlier in the year. Despite an underweight in technology, some holdings in this sector, such as Intel and Texas Instruments, had a negative impact on performance for the year. Also negative for performance was GE, a solid company that has been subject to problems in some of its industries; this position has been reduced, though we still have confidence in the company's long-term prospects. Some of the Portfolio's retail holdings, particularly Kohl's, were down in the fourth quarter, as concerns about consumer spending mounted.

For the year, the holdings that contributed most to performance were generally not the largest positions. These include Ecolab, a leader in premium commercial cleaning and sanitizing products and services; Tribune Company, a newspaper publisher and media company; consumer giant Kraft Foods; and Principal Financial Group, a provider of insurance and other financial services.

Sector Allocation 12/31/02



Consumer Staples 12%
Energy 7%
Financials 16%
Consumer Discretionary 24%
Health Care 13%
Materials 4%
Industrials 7%
Information Technology 12%
Short-Term Investments 5%

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Microsoft Corp.	3.8%
PepsiCo, Inc.	3.0%
Pfizer, Inc.	3.0%
Harley-Davidson, Inc.	2.7%
Kohl's Corp.	2.6%
Wal-Mart Stores, Inc.	2.4%
Johnson & Johnson	2.4%
The McGraw-Hill Companies, Inc.	2.4%
Medtronic, Inc.	2.3%
Exxon Mobil Corp.	2.3%

Relative Performance



$40,000
30,000
20,000
10,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
Growth Stock Portfolio	-20.83%	0.55%	9.20%
S&P 500 Index	-22.10%	-0.58%	9.85%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (24.5%)		
*Bed Bath & Beyond, Inc.	147,400	$ 5,090
*Comcast Corp. — Class A	39,984	942
Darden Restaurants, Inc.	267,500	5,470
Fortune Brands, Inc.	172,300	8,014
Gannett Co., Inc.	35,000	2,513
Harley-Davidson, Inc.	320,800	14,822
*Kohl's Corp.	255,800	14,313
Lowe's Companies, Inc.	127,600	4,785
The McGraw-Hill Companies, Inc.	216,000	13,055
The New York Times Co. — Class A	195,900	8,959
Newell Rubbermaid, Inc.	310,100	9,405
Target Corp.	268,500	8,055
Tiffany & Co.	71,200	1,702
Tribune Co.	246,900	11,224
*Viacom, Inc. — Class B	172,700	7,039
Wal-Mart Stores, Inc.	263,700	13,320
Wendy's International, Inc.	229,200	6,204
Total		**134,912**
Consumer Staples (11.7%)		
Anheuser-Busch Companies, Inc.	209,200	10,125
Colgate-Palmolive Co.	114,400	5,998
*Dean Foods Co.	49,500	1,836
General Mills, Inc.	146,500	6,878
Kellogg Co.	180,000	6,169
Kraft Foods, Inc. — Class A	131,300	5,112
PepsiCo, Inc.	396,200	16,727
Walgreen Co.	395,200	11,536
Total		**64,381**
Energy (6.6%)		
ChevronTexaco Corp.	83,800	5,571
ConocoPhillips	172,908	8,367
EOG Resources, Inc.	240,500	9,601
Exxon Mobil Corp.	362,034	12,649
Total		**36,188**
Financials (16.1%)		
American Express Co.	160,000	5,656
American International Group, Inc.	99,700	5,768
The Bank of New York Company, Inc.	206,300	4,943
The Charles Schwab Corp.	231,700	2,514
Citigroup, Inc	107,600	3,786
Fifth Third Bancorp	187,250	10,963
Freddie Mac	101,800	6,011
Lehman Brothers Holdings, Inc.	146,700	7,818
Marsh & McLennan Companies, Inc.	130,800	6,044

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Financials continued		
Morgan Stanley	168,000	$ 6,707
Northern Trust Corp.	130,800	4,585
Principal Financial Group, Inc.	372,200	11,214
Prudential Financial, Inc.	111,800	3,549
Wells Fargo & Co.	194,800	9,130
Total		**88,688**
Health Care (12.7%)		
Abbott Laboratories	66,000	2,640
*Amgen, Inc.	143,100	6,917
Baxter International, Inc.	216,200	6,054
Eli Lilly and Co.	72,400	4,597
Johnson & Johnson	246,300	13,229
Medtronic, Inc.	280,800	12,804
Merck & Co., Inc.	54,800	3,102
Pfizer, Inc.	538,650	16,467
UnitedHealth Group, Inc.	48,500	4,050
Total		**69,860**
Industrials (7.4%)		
*American Standard Companies, Inc.	106,900	7,605
Avery Dennison Corp.	117,700	7,189
FedEx Corp.	132,000	7,157
*Fiserv, Inc.	365,362	12,404
General Electric Co.	260,600	6,346
Total		**40,701**
Information Technology (11.6%)		
*Applied Materials, Inc.	337,500	4,398
*Cisco Systems, Inc.	262,800	3,443
*Electronic Arts, Inc.	72,900	3,628
Intel Corp.	432,700	6,737
International Business Machines Corp.	132,400	10,261
*Microsoft Corp.	404,300	20,902
*NASDAQ-100 Trust, Series 1	72,500	1,769
Nokia Corp., ADR	52,400	812
*QUALCOMM, Inc.	89,000	3,239
*Semiconductor HOLDRS (SM) Trust	212,900	4,716
Texas Instruments, Inc.	283,700	4,258
Total		**64,163**
Materials (4.0%)		
Air Products and Chemicals, Inc.	207,800	8,883
Ecolab, Inc.	214,200	10,604
PPG Industries, Inc.	56,200	2,818
Total		**22,305**

Growth Stock Portfolio

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Telecommunication Services (0.1%)		
AT&T Corp.	24,720	$ 645
Total		**645**
Total Common Stock (Cost: $519,924)		**521,843**
Money Market Investments (5.4%)		
Federal Government and Agencies (0.7%)		
#Federal National Mortgage Association, 1.28%, 3/12/03	$ 4,000,000	3,991
Total		**3,991**
Miscellaneous Business Credit Institutions (3.6%)		
Quincy Capital Corp., 1.37%, 1/21/03	20,000,000	19,984
Total		**19,984**
Short Term Business Credit (1.1%)		
UBS Finance LLC, 1.20%, 1/2/03	6,000,000	6,000
Total		**6,000**
Total Money Market Investments (Cost: $29,975)		**29,975**
Total Investments (100.1%) (Cost $549,899)/		**551,818**
Other Assets, Less Liabilities (– 0.1%)		**(397)**
Total Net Assets (100.0%)		**$551,421**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $550,482 and the net unrealized appreciation of investments based on that cost was $1,336 which is comprised of $72,519 aggregate gross unrealized appreciation and $71,183 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/02 $3,809)	17	3/03	$(74)

The Accompanying Notes are an Integral Part of the Financial Statements

J.P. Morgan Select Growth and Income Stock Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income, consistent with moderate investment risk	Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.	$365.94 million

The J.P. Morgan Select Growth and Income Stock Portfolio invests mainly in large-capitalization stocks, with a focus on seeking the best values in the market based on long-term earnings forecasts. A sector balance very close to that of the S&P 500 Index is normally maintained, with the emphasis on undervalued stocks within each industry group; a valuation discipline mandates the sale of stocks regarded as overvalued. More focus is placed on capital appreciation and dividend growth than on current dividends. The Portfolio is normally fully invested in equity securities.

In a very challenging market environment, the J.P. Morgan Select Growth and Income Stock Portfolio underperformed its major benchmark, the S&P 500 Index, during 2002. The Portfolio's underperformance has resulted largely from several large holdings that have experienced major problems. The most costly has been Tyco International, a longtime holding that lost more than two-thirds of its value during 2002. Several other holdings that hurt performance earlier in the year have been sold, including Dynegy and Gemstar.

Price weakness has created opportunities to add to several large holdings, including General Electric, Citigroup and Microsoft. Some of the better performing stocks in the Portfolio, including Mattel and Kraft Foods, were smaller positions and therefore did not have a strongly positive effect on overall results.

The J.P. Morgan Select Growth and Income Stock Portfolio is managed for Northwestern Mutual by J.P. Morgan Fleming Asset Management. Effective January 31, 2003, the name of the Portfolio changed to Large Cap Core Stock, and the Portfolio is managed by Mason Street Advisors, LLC. These changes are subject to shareholder approval.

Sector Allocation 12/31/02



Financials 20%
Energy 8%
Consumer Staples 9%
Consumer Discretionary 15%
Short-Term Investments 2%
13% Health Care
9% Industrials
14% Information Technology
2% Materials
4% Telecommunications
4% Utilities

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Citigroup, Inc.	4.2%
Microsoft Corp.	3.9%
General Electric Co.	3.8%
Exxon Mobil Corp.	2.6%
U.S. Bancorp	2.3%
Pfizer, Inc.	2.3%
ChevronTexaco Corp.	2.2%
Tyco International, Ltd.	2.1%
Cisco Systems, Inc.	2.0%
The Procter & Gamble Co.	2.0%

Relative Performance



$40,000
30,000
20,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
J. P. Morgan Select Growth & Income Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
J. P. Morgan Select Growth & Income Stock Portfolio	-28.20%	-4.00%	6.12%
S&P 500 Index	-22.10%	-0.58%	9.85%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (15.2%)		
*Abercrombie & Fitch Co. — Class A	93,200	$ 1,907
*AOL Time Warner, Inc.	280,800	3,678
*Comcast Corp. — Class A	78,014	1,839
*Comcast Corp. — Class A	76,400	1,726
*Costco Wholesale Corp.	41,900	1,176
*Federated Department Stores, Inc.	49,100	1,412
The Home Depot, Inc.	187,000	4,481
*Jones Apparel Group, Inc.	53,100	1,882
*Lear Corp.	59,600	1,983
*Liberty Media Corp. — Class A	593,000	5,301
Marriott International, Inc. — Class A	53,300	1,752
Mattel, Inc.	202,400	3,876
NIKE, Inc. — Class B	40,600	1,805
Target Corp.	175,600	5,268
The TJX Companies, Inc.	216,900	4,234
Tribune Co.	57,300	2,605
*Viacom, Inc. — Class B	85,200	3,473
Wal-Mart Stores, Inc.	144,100	7,279
Total		**55,677**
Consumer Staples (8.8%)		
The Coca-Cola Co.	128,000	5,609
CVS Corp.	68,400	1,708
The Gillette Co.	191,800	5,823
Kraft Foods, Inc. — Class A	84,500	3,290
Philip Morris Companies, Inc.	111,400	4,515
The Procter & Gamble Co.	84,900	7,296
Unilever NV, ADR	66,800	4,122
Total		**32,363**
Energy (7.5%)		
Anadarko Petroleum Corp.	24,700	1,183
ChevronTexaco Corp.	119,000	7,911
ConocoPhillips	58,544	2,833
*Cooper Cameron Corp.	44,900	2,237
Devon Energy Corp.	34,100	1,565
Exxon Mobil Corp.	267,954	9,362
GlobalSantaFe Corp.	94,151	2,290
Total		**27,381**
Financials (19.9%)		
Ambac Financial Group, Inc.	125,325	7,048
American International Group, Inc.	45,900	2,655
Aon Corp.	99,300	1,876
Bank One Corp.	140,300	5,128
Capital One Financial Corp.	115,100	3,421
The Charles Schwab Corp.	129,800	1,408
*CIT Group, Inc.	82,400	1,615
Citigroup, Inc.	431,856	15,196
Countrywide Credit Industries, Inc.	94,300	4,871
*E*TRADE Group, Inc.	95,800	466
Fannie Mae	51,100	3,287
Freddie Mac	118,500	6,997

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Financials continued		
The Goldman Sachs Group, Inc.	49,200	$ 3,351
*Travelers Property Casualty Corp. — Class A	242,051	3,546
U.S. Bancorp	398,132	8,448
Washington Mutual, Inc.	99,900	3,450
Total		**72,763**
Health Care (12.7%)		
Abbott Laboratories	88,900	3,556
*Amgen, Inc.	84,100	4,065
Baxter International, Inc.	77,400	2,167
CIGNA Corp.	89,700	3,688
Eli Lilly and Co.	88,800	5,639
*Human Genome Sciences, Inc.	34,366	303
Johnson & Johnson	115,150	6,185
Pfizer, Inc.	274,900	8,404
Pharmacia Corp.	117,152	4,897
Schering-Plough Corp.	67,800	1,505
*Tenet Healthcare Corp.	48,700	799
Wyeth	144,600	5,408
Total		**46,616**
Industrials (9.4%)		
*Cendant Corp.	233,804	2,450
General Electric Co.	564,300	13,741
Lockheed Martin Corp.	42,600	2,460
Tyco International, Ltd.	447,192	7,638
United Technologies Corp.	46,300	2,868
Waste Management, Inc.	226,917	5,201
Total		**34,358**
Information Technology (14.4%)		
*Accenture LTD — Class A	86,000	1,547
*Altera Corp.	167,200	2,063
*Analog Devices, Inc.	65,500	1,563
*Applied Materials, Inc.	67,200	876
*CIENA Corp.	77,200	397
*Cisco Systems, Inc.	561,200	7,352
*Dell Computer Corp.	108,500	2,901
Hewlett-Packard Co.	178,002	3,090
Intel Corp.	345,000	5,372
International Business Machines Corp.	77,000	5,968
*Microsoft Corp.	277,800	14,362
Motorola, Inc.	177,100	1,532
*NCR Corp.	115,200	2,735
*Oracle Corp.	166,400	1,797
*Sun Microsystems, Inc.	344,700	1,072
Total		**52,627**

J.P. Morgan Select Growth and Income Stock Portfolio

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Materials (2.0%)		
Alcoa, Inc.	145,864	$ 3,322
Monsanto Co.	58,809	1,132
PPG Industries, Inc.	18,400	923
Temple-Inland, Inc.	46,900	2,102
Total		**7,479**
Telecommunication Services (4.3%)		
*American Tower Corp. — Class A	249,900	882
AT&T Corp.	23,440	612
*AT&T Wireless Services, Inc.	265,100	1,498
SBC Communications, Inc.	162,810	4,414
*Sprint Corp. (PCS Group)	426,500	1,868
Verizon Communications, Inc.	163,548	6,337
Total		**15,611**
Utilities (3.6%)		
Dominion Resources, Inc.	44,500	2,443
DTE Energy Co.	50,100	2,325
*Edison International	70,501	835
El Paso Corp.	156,800	1,091
*PG&E Corp.	178,600	2,483
Pinnacle West Capital Corp.	116,862	3,984
Total		**13,161**
Total Common Stock (Cost: $487,362)		**358,036**

Money Market Investments (2.1%)	Shares/ Par	Market Value (000's)
Short Term Business Credit (2.1%)		
UBS Finance LLC, 1.20%, 1/2/03	$7,700,000	$ 7,700
Total Money Market Investments (Cost: $7,700)		**7,700**
Total Investments (99.9%) (Cost $495,062)/		**365,736**
Other Assets, Less Liabilities (0.1%)		**208**
Total Net Assets (100.0%)		**$365,944**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $498,712 and the net unrealized depreciation of investments based on that cost was $132,976 which is comprised of $13,770 aggregate gross unrealized appreciation and $146,746 aggregate gross unrealized depreciation.

ADR—American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income	Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.	$74.27 million

The Capital Guardian Domestic Equity Portfolio invests mainly in large companies with well-known names, proven track records, and a history of dividends. This value-oriented Portfolio emphasizes stocks that have lower price-earnings ratios, lower price to book value ratios, and higher dividend yields than the S&P 500 Index. In a year of negative equity returns, the Portfolio modestly outperformed the S&P 500 Index.

The selection process focuses on individual stocks that are underpriced relative to their inherent value and long-term prospects, based largely on Capital Guardian's solid research capabilities. Industry selection receives minor consideration, and industry weightings may diverge significantly from the major market indices. At the end of 2002, the Portfolio was overweighted relative to the Index in energy, industrials, materials, telecommunications and utilities, and underweighted in consumer stocks, health care and information technology. The overweighted positions in cyclical industries are held in the belief that these stocks stand to benefit as the economic recovery progresses. The largest holding in this broad category is Air Products and Chemicals, a supplier of specialty chemicals and gases that is well positioned to benefit from increased manufacturing activity.

The Portfolio's largest holding is Sprint Corporation, a leading provider of long-distance and local telephone service. This is a company in an out-of-favor industry with significant free cash flow, a good yield and sound management. The 2002 bankruptcy of its largest competitor places Sprint in a more favorable competitive situation, and earnings should increase significantly as industry pricing stabilizes. Another large holding, NiSource, is a well-positioned utility whose stock price recovered significantly in the last quarter of 2002.

A large bank holding, J.P. Morgan Chase, is a well-managed company with a high yield that is beginning to realize benefits from a 2000 merger and is well positioned to benefit from improving capital markets. A core holding that has underperformed this year is General Electric, a very solid company whose stock has been penalized by questions about accounting practices in its industry. We continue to have confidence in GE's long-term prospects, based not only on the company's business positions and strategies but also on a strong culture of integrity and competitiveness.

The Capital Guardian Domestic Equity Portfolio is managed for Northwestern Mutual by Capital Guardian Trust Company.

Sector Allocation 12/31/02



Financials 21%
Information Technology 5%
Utilities 7%
Telecommunications 8%
Short-Term Investments 4%
Industrials 15%
Consumer 13%
Energy 10%
Materials 9%
Health Care 8%

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Sprint Corp.	5.6%
J.P. Morgan Chase & Co.	4.8%
Air Products and Chemicals, Inc.	4.3%
Bank One Corp.	4.1%
General Electric Co.	2.9%
Becton, Dickinson and Co.	2.8%
United Technologies Corp.	2.8%
Philip Morris Companies, Inc.	2.6%
Washington Mutual, Inc.	2.3%
NiSource, Inc.	2.3%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 year	Since Inception*
Capital Guardian Domestic Equity Portfolio	-21.24%	-16.79%
S&P 500 Index	-22.10%	-19.23%

*inception date of 7/31/01

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (7.0%)		
*AOL Time Warner, Inc.	45,700	$ 599
*AutoNation, Inc.	38,400	482
Carnival Corp.	60,700	1,514
Ford Motor Co.	21,300	198
The Interpublic Group of Companies, Inc.	19,900	280
Knight-Ridder, Inc.	25,700	1,626
The Thomson Corp.	16,000	428
*TMP Worldwide, Inc.	8,300	94
Total		**5,221**
Consumer Staples (5.0%)		
Campbell Soup Co.	68,100	1,598
Kraft Foods, Inc. — Class A	4,800	187
Philip Morris Companies, Inc.	48,100	1,950
Total		**3,735**
Energy (9.5%)		
Baker Hughes, Inc.	37,300	1,201
*BJ Services Co.	13,900	449
ChevronTexaco Corp.	2,200	146
Exxon Mobil Corp.	16,900	590
Royal Dutch Petroleum Co., ADR	22,600	995
Schlumberger Ltd.	4,400	185
Shell Transport & Trading Co., ADR	31,700	1,234
Unocal Corp.	54,900	1,679
*Weatherford International, Ltd.	14,200	567
Total		**7,046**
Financials (20.8%)		
*AmeriCredit Corp.	82,100	635
Bank One Corp.	82,700	3,023
Citigroup, Inc.	13,900	489
Everest Re Group, Ltd.	25,400	1,405
General Growth Properties, Inc.	5,600	291
The Goldman Sachs Group, Inc.	8,600	586
The Hartford Financial Services Group, Inc.	23,500	1,068
Household International, Inc.	10,600	295
J.P. Morgan Chase & Co.	147,500	3,539
The PMI Group, Inc.	23,900	718
*Travelers Property Casualty Corp. — Class A	18,010	264
Washington Mutual, Inc.	49,700	1,716
Wells Fargo & Co.	18,600	872
XL Capital, Ltd. — Class A	6,200	479
Total		**15,380**
Health Care (8.3%)		
Applera Corp. — Applied Biosystems Group	36,500	640

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Health Care continued		
AstraZeneca PLC ADR	33,100	$ 1,161
Becton, Dickinson and Co.	68,800	2,112
Eli Lilly and Co.	19,800	1,258
*Lincare Holdings, Inc.	30,500	964
Pfizer, Inc.	1,400	43
Total		**6,178**
Industrials (15.0%)		
Canadian National Railway Co.	4,500	187
Dover Corp.	23,800	694
Emerson Electric Co.	10,900	554
Fluor Corp.	24,100	675
General Electric Co.	89,400	2,178
Illinois Tool Works, Inc.	5,000	324
Ingersoll-Rand Co. — Class A	30,700	1,322
*Navistar International Corp.	23,100	562
*Sabre Holdings Corp. — Class A	78,700	1,425
Siemens AG ADR	5,700	240
Southwest Airlines Co.	18,800	261
Tyco International, Ltd.	20,100	343
Union Pacific Corp.	4,600	275
United Technologies Corp.	33,900	2,100
Total		**11,140**
Information Technology (4.9%)		
*Amdocs Ltd.	79,000	776
*Applied Materials, Inc.	62,800	819
Hewlett-Packard Co.	36,184	628
*KLA-Tencor Corp.	20,000	707
*Nortel Networks Corp.	84,000	135
*Polycom, Inc.	36,700	349
*VeriSign, Inc.	29,200	234
Total		**3,648**
Materials (7.9%)		
Air Products and Chemicals, Inc.	74,400	3,180
Alcoa, Inc.	8,600	196
The Dow Chemical Co.	13,800	410
E. I. du Pont de Nemours and Co.	20,700	878
Lyondell Chemical Co.	48,400	612
Nucor Corp.	3,900	161
*Phelps Dodge Corp.	13,800	437
Total		**5,874**
Telecommunication Services (8.4%)		
AT&T Corp.	18,400	480
CenturyTel, Inc.	13,700	403
SBC Communications, Inc.	45,900	1,244
Sprint Corp.	286,400	4,147
Total		**6,274**

Capital Guardian Domestic Equity Portfolio

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Utilities (7.2%)		
*The AES Corp.	162,900	$ 492
Duke Energy Corp.	31,700	619
El Paso Corp.	64,100	446
*Kinder Morgan Management, LLC.	19,628	620
NiSource, Inc.	84,200	1,684
Pinnacle West Capital Corp.	39,300	1,340
The Williams Companies, Inc.	40,700	110
Total		**5,311**
Total Common Stock (Cost: $80,545)		**69,807**
Preferred Stock (1.8%)		
Consumer Discretionary (1.2%)		
Ford Motor Company Capital Trust II	22,500	919
Total		**919**
Materials (0.6%)		
Phelps Dodge Co.	5,000	427
Total		**427**
Total Preferred Stock Investments (Cost: $1,616)		**1,346**

Money Market Investments (4.0%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (3.3%)		
Federal National Mortgage Association, 1.26%, 1/27/03	$2,500,000	$ 2,498
Total		**2,498**
Short Term Business Credit (0.7%)		
UBS Finance LLC, 1.20%, 1/2/03	500,000	500
Total		**500**
Total Money Market Investments (Cost: $2,998)		**2,998**
Total Investments (99.8%) (Cost $85,159)^		**74,151**
Other Assets, Less Liabilities (0.2%)		**123**
Total Net Assets (100.0%)		**$74,274**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $85,457 and the net unrealized depreciation of investments based on that cost was $11,306 which is comprised of $1,629 aggregate gross unrealized appreciation and $12,935 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.36 billion

The Index 500 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 2002, the 500 stocks in the Index had a median market capitalization of $6.8 billion and total market value of $8,107 billion. Of the 500 stocks, 424 are listed on the New York Stock Exchange, 74 on NASDAQ, and 2 on the American Stock Exchange.

This composite of 500 stocks of large U.S.-based companies, compiled by Standard & Poor's Corporation, is generally regarded as a good proxy for the large-capitalization portion of the U.S. equity market; the Portfolio therefore provides participation in overall performance of the equity market. The Portfolio continues to achieve the objective of matching the results of the S&P 500 before expenses.

Sector Allocation 12/31/02



Financials 20%
Energy 6%
Consumer Staples 9%
Consumer Discretionary 13%
Short-Term Investments 1%
15% Health Care
12% Industrials
14% Information Technology
3% Materials
4% Telecommunications
3% Utilities

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Microsoft Corp.	3.4%
General Electric Co.	2.9%
Exxon Mobil Corp.	2.9%
Wal-Mart Stores, Inc.	2.7%
Pfizer, Inc.	2.3%
Citigroup, Inc.	2.2%
Johnson & Johnson	1.9%
American International Group, Inc.	1.8%
International Business Machines Corp.	1.6%
Merck & Co., Inc.	1.6%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	-22.07%	-0.50%	9.30%
S&P 500 Index	-22.10%	-0.58%	9.30%

On April 30, 1993, the Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before that date, the Portfolio was actively managed. The index cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (13.3%)		
*American Greetings Corp. — Class A	10,900	$ 172
*AOL Time Warner, Inc.	738,900	9,680
*AutoZone, Inc.	16,325	1,153
*Bed Bath & Beyond, Inc.	48,400	1,671
*Best Buy Co., Inc.	53,250	1,286
*Big Lots, Inc.	19,200	254
The Black & Decker Corp.	13,300	570
Brunswick Corp.	14,900	296
Carnival Corp.	97,109	2,423
Centex Corp.	10,200	512
Circuit City Stores, Inc.	34,800	258
*Clear Channel Communications, Inc.	101,350	3,779
*Comcast Corp. — Class A	379,470	8,944
Cooper Tire & Rubber Co.	12,200	187
*Costco Wholesale Corp.	75,264	2,112
Dana Corp.	24,550	289
Darden Restaurants, Inc.	28,350	580
Delphi Automotive Systems Corp.	92,587	745
Dillard's, Inc. — Class A	13,964	221
Dollar General Corp.	55,148	659
Dow Jones & Company, Inc.	13,920	602
Eastman Kodak Co.	48,283	1,692
*eBay, Inc.	50,600	3,432
Family Dollar Stores, Inc.	28,700	896
*Federated Department Stores, Inc.	33,351	959
Ford Motor Co.	301,794	2,807
Fortune Brands, Inc.	24,867	1,157
Gannett Co., Inc.	44,150	3,170
The Gap, Inc.	143,975	2,234
General Motors Corp.	92,727	3,418
Genuine Parts Co.	28,900	890
The Goodyear Tire & Rubber Co.	29,000	197
Harley-Davidson, Inc.	50,100	2,315
*Harrah's Entertainment, Inc.	18,450	731
Hasbro, Inc.	28,625	331
Hilton Hotels Corp.	62,250	791
The Home Depot, Inc.	390,094	9,347
*International Game Technology	14,300	1,086
The Interpublic Group of Companies, Inc.	63,500	894
J. C. Penney Company, Inc.	44,250	1,018
Johnson Controls, Inc.	14,700	1,178
*Jones Apparel Group, Inc.	21,300	755
KB Home	8,200	351
Knight-Ridder, Inc.	13,750	870
*Kohl's Corp.	55,767	3,120
Leggett & Platt Inc.	32,433	728
The Limited, Inc.	86,305	1,202
Consumer Discretionary continued		
Liz Claiborne, Inc.	17,700	$ 525
Lowe's Companies, Inc.	128,850	4,832
Marriott International, Inc. — Class A	40,000	1,315
Mattel, Inc.	72,288	1,384
The May Department Stores Co.	47,750	1,097
Maytag Corp.	12,933	369
McDonald's Corp.	211,078	3,394
The McGraw-Hill Companies, Inc.	32,160	1,944
Meredith Corp.	8,200	337
The New York Times Co. — Class A	25,070	1,146
Newell Rubbermaid, Inc.	44,192	1,340
NIKE, Inc. — Class B	44,200	1,966
Nordstrom, Inc.	22,367	424
*Office Depot, Inc.	51,157	755
Omnicom Group, Inc.	31,100	2,009
Pulte Corp.	10,100	483
RadioShack Corp.	28,400	532
*Reebok International, Ltd.	9,900	291
Sears, Roebuck & Co.	52,350	1,254
The Sherwin-Williams Co.	24,913	704
Snap-On, Inc.	9,617	270
The Stanley Works	14,150	489
*Staples, Inc.	77,400	1,416
*Starbucks Corp.	64,250	1,309
Starwood Hotels & Resorts Worldwide, Inc.	33,000	783
Target Corp.	150,157	4,505
Tiffany & Co.	24,167	578
The TJX Companies, Inc.	89,400	1,745
*TMP Worldwide, Inc.	18,467	209
*Toys "R" Us, Inc.	35,150	352
Tribune Co.	50,036	2,275
Tupperware Corp.	9,700	146
*Univision Communications, Inc. — Class A	37,900	929
V. F. Corp.	18,157	655
*Viacom, Inc. — Class B	292,148	11,909
Visteon Corp.	21,683	151
Wal-Mart Stores, Inc.	736,400	37,197
The Walt Disney Co.	337,857	5,510
Wendy's International, Inc.	19,150	518
Whirlpool Corp.	11,250	587
*Yum! Brands, Inc.	49,180	1,191
Total		**180,787**
Consumer Staples (9.4%)		
Adolph Coors Co. — Class B	6,000	368
Alberto-Culver Co. — Class B	9,600	484

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Consumer Staples continued		
Albertson's, Inc.	67,354	$ 1,499
Anheuser-Busch Companies, Inc.	143,849	6,962
Archer-Daniels-Midland Co.	107,903	1,338
Avon Products, Inc.	39,100	2,106
Brown-Forman Corp. — Class B	11,300	739
Campbell Soup Co.	67,922	1,594
The Clorox Co.	38,150	1,574
The Coca-Cola Co.	410,975	18,009
Coca-Cola Enterprises, Inc.	74,200	1,612
Colgate-Palmolive Co.	89,822	4,709
ConAgra Foods, Inc.	88,967	2,225
CVS Corp.	64,967	1,622
*Del Monte Foods Co.	25,955	200
General Mills, Inc.	60,867	2,858
The Gillette Co.	175,135	5,317
H.J. Heinz Co.	58,117	1,910
Hershey Foods Corp.	22,650	1,528
Kellogg Co.	67,857	2,325
Kimberly-Clark Corp.	85,556	4,061
*The Kroger Co.	130,605	2,018
The Pepsi Bottling Group, Inc.	47,200	1,213
PepsiCo, Inc.	293,430	12,389
Philip Morris Companies, Inc.	349,922	14,182
The Procter & Gamble Co.	215,205	18,494
R.J. Reynolds Tobacco Holdings, Inc.	14,800	623
*Safeway, Inc.	73,000	1,705
Sara Lee Corp.	129,835	2,923
SUPERVALU, Inc.	22,150	366
SYSCO Corp.	109,825	3,272
UST, Inc.	28,067	938
Walgreen Co.	169,646	4,952
Winn-Dixie Stores, Inc.	23,250	355
Wm. Wrigley Jr. Co.	37,367	2,051
Total		**128,521**
Energy (5.9%)		
Amerada Hess Corp.	14,800	815
Anadarko Petroleum Corp.	41,162	1,972
Apache Corp.	23,760	1,354
Ashland, Inc.	11,400	325
Baker Hughes, Inc.	55,830	1,797
*BJ Services Co.	26,000	840
Burlington Resources, Inc.	33,283	1,420
ChevronTexaco Corp.	176,857	11,757
ConocoPhillips	112,010	5,420
Devon Energy Corp.	25,900	1,189
EOG Resources, Inc.	19,260	769
Exxon Mobil Corp.	1,118,756	39,089
Halliburton Co.	72,269	1,352
Kerr-McGee Corp.	16,605	736
Marathon Oil Corp.	51,309	1,092
*Nabors Industries, Ltd.	23,950	845
*Noble Corp.	22,250	782
Occidental Petroleum Corp.	62,320	1,773

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Energy continued		
*Rowan Companies, Inc.	15,550	$ 353
Schlumberger Ltd.	95,567	4,022
Sunoco, Inc.	12,650	420
*Transocean Sedco Forex, Inc.	52,851	1,226
Unocal Corp.	42,667	1,305
Total		**80,653**
Financials (20.2%)		
ACE Ltd.	43,400	1,273
AFLAC Inc.	85,650	2,580
The Allstate Corp.	116,828	4,321
Ambac Financial Group, Inc.	17,500	984
American Express Co.	219,975	7,776
American International Group, Inc.	432,230	25,006
AmSouth Bancorporation	59,355	1,140
Aon Corp.	50,500	954
Bank of America Corp.	248,801	17,309
The Bank of New York Company, Inc.	120,253	2,881
Bank One Corp.	194,286	7,101
BB&T Corp.	80,000	2,959
The Bear Stearns Companies, Inc.	16,295	968
Capital One Financial Corp.	36,700	1,091
The Charles Schwab Corp.	225,939	2,451
Charter One Financial, Inc.	38,020	1,092
The Chubb Corp.	28,450	1,485
Cincinnati Financial Corp.	26,780	1,006
Citigroup, Inc.	837,848	29,485
Comerica, Inc.	28,950	1,252
Countrywide Credit Industries, Inc.	20,800	1,074
Equity Office Properties Trust	69,300	1,731
Equity Residential Properties Trust	45,600	1,121
Fannie Mae	164,748	10,598
Fifth Third Bancorp	96,134	5,629
First Tennessee National Corp.	20,900	751
FleetBoston Financial Corp.	173,505	4,216
Franklin Resources, Inc.	43,050	1,467
Freddie Mac	115,186	6,802
Golden West Financial Corp.	25,550	1,835
The Goldman Sachs Group, Inc.	79,700	5,428
The Hartford Financial Services Group, Inc.	41,050	1,865
Household International, Inc.	75,285	2,094
Huntington Bancshares, Inc.	39,842	745
J.P. Morgan Chase & Co.	330,048	7,921
Jefferson-Pilot Corp.	24,434	931
John Hancock Financial Services, Inc.	48,100	1,342
KeyCorp	70,575	1,774
Lehman Brothers Holdings, Inc.	40,322	2,149
Lincoln National Corp.	30,540	964
Loews Corp.	30,767	1,368

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Financials continued		
Marsh & McLennan Companies, Inc.	88,680	$ 4,098
Marshall & Ilsley Corp.	34,800	953
MBIA, Inc.	24,350	1,068
MBNA Corp.	211,515	4,023
Mellon Financial Corp.	72,068	1,882
Merrill Lynch & Co., Inc.	143,300	5,438
MetLife, Inc.	116,236	3,143
MGIC Investment Corp.	17,000	702
Moody's Corp.	25,775	1,064
Morgan Stanley	181,413	7,242
National City Corp.	101,197	2,765
North Fork Bancorporation, Inc.	27,100	914
Northern Trust Corp.	36,650	1,285
Plum Creek Timber Company, Inc.	30,600	722
The PNC Financial Services Group, Inc.	47,067	1,972
Principal Financial Group, Inc.	57,400	1,729
The Progressive Corp.	36,000	1,787
*Providian Financial Corp.	47,857	311
Prudential Financial, Inc.	96,100	3,050
Regions Financial Corp.	36,586	1,221
SAFECO Corp.	22,650	785
Simon Property Group, Inc.	30,700	1,046
SLM Corp.	25,614	2,660
SouthTrust Corp.	57,367	1,426
The St. Paul Companies, Inc.	37,472	1,276
State Street Corp.	53,600	2,090
*Stilwell Financial, Inc.	36,829	481
SunTrust Banks, Inc.	47,233	2,689
Synovus Financial Corp.	49,050	952
T. Rowe Price Group, Inc.	20,300	554
Torchmark Corp.	19,750	721
*Travelers Property Casualty CL B	165,547	2,425
U.S. Bancorp	316,921	6,725
Union Planters Corp.	33,137	932
UnumProvident Corp.	39,931	700
Wachovia Corp.	227,081	8,275
Washington Mutual, Inc.	160,187	5,531
Wells Fargo & Co.	281,280	13,184
XL Capital, Ltd. — Class A	22,500	1,738
Zions Bancorporation	15,200	598
Total		**275,076**
Health Care (14.7%)		
Abbott Laboratories	258,650	10,346
Aetna, Inc.	24,877	1,023
Allergan, Inc.	21,367	1,231
AmerisourceBergen Corp.	17,500	950
*Amgen, Inc.	211,617	10,230
*ANTHEM, INC.	23,300	1,466
Applera Corp. — Applied Biosystems Group	35,133	616

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Health Care continued		
Bausch & Lomb, Inc.	8,900	$ 320
Baxter International, Inc.	99,800	2,794
Becton, Dickinson and Co.	42,550	1,306
*Biogen, Inc.	24,600	985
Biomet, Inc.	43,545	1,248
*Boston Scientific Corp.	67,386	2,865
Bristol-Myers Squibb Co.	320,708	7,424
C. R. Bard, Inc.	8,550	496
Cardinal Health, Inc.	74,825	4,429
*Chiron Corp.	31,322	1,178
CIGNA Corp.	23,229	955
Eli Lilly and Co.	186,006	11,811
*Forest Laboratories, Inc.	29,733	2,920
*Genzyme Corp.	35,500	1,050
*Guidant Corp.	50,588	1,561
HCA, Inc.	85,811	3,561
Health Management Associates, Inc.	39,500	707
*HEALTHSOUTH Corp.	65,600	276
*Humana, Inc.	28,100	281
IMS Health, Inc.	46,967	751
Johnson & Johnson	492,637	26,460
*King Pharmaceuticals, Inc.	40,366	694
*Manor Care, Inc.	16,300	303
McKesson HBOC, Inc.	48,005	1,298
*Medimmune, Inc.	41,500	1,128
Medtronic, Inc.	200,900	9,161
Merck & Co., Inc.	372,420	21,083
*Millipore Corp.	8,000	272
Pfizer, Inc.	1,024,736	31,326
Pharmacia Corp.	213,570	8,927
*Quest Diagnostics, Inc.	16,100	916
*Quintiles Transnational Corp.	19,500	236
Schering-Plough Corp.	242,750	5,389
*St. Jude Medical, Inc.	29,300	1,164
Stryker Corp.	32,750	2,198
*Tenet Healthcare Corp.	80,950	1,328
UnitedHealth Group, Inc.	50,186	4,191
*Watson Pharmaceuticals, Inc.	17,700	500
*Wellpoint Health Networks, Inc. — Class A	24,100	1,715
Wyeth	219,429	8,207
*Zimmer Holdings, Inc.	32,237	1,338
Total		**200,614**
Industrials (11.4%)		
3M Co.	64,588	7,964
*Allied Waste Industries, Inc.	32,650	327
*American Power Conversion Corp.	32,450	492
*American Standard Companies, Inc.	11,900	847
*AMR Corp.	25,700	170
*Apollo Group, Inc. — Class A	28,700	1,263

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Industrials continued		
Automatic Data Processing, Inc.	102,650	$ 4,029
Avery Dennison Corp.	18,150	1,109
The Boeing Co.	138,976	4,585
Burlington Northern Santa Fe Corp.	62,985	1,638
Caterpillar, Inc.	56,988	2,605
*Cendant Corp.	172,233	1,805
Cintas Corp.	28,133	1,287
*Concord EPS, Inc.	84,900	1,336
*Convergys Corp.	28,650	434
Cooper Industries, Ltd.	15,400	561
Crane Co.	9,875	197
CSX Corp.	35,250	998
Cummins, Inc.	6,800	191
Danaher Corp.	25,000	1,643
Deere & Co.	39,460	1,809
Delta Air Lines, Inc.	20,367	246
Deluxe Corp.	10,351	436
Dover Corp.	33,567	979
Eaton Corp.	11,700	914
Emerson Electric Co.	69,750	3,547
Equifax, Inc.	23,800	551
FedEx Corp.	49,320	2,674
First Data Corp.	125,326	4,438
*Fiserv, Inc.	31,825	1,080
Fluor Corp.	13,400	375
General Dynamics Corp.	33,400	2,651
General Electric Co.	1,647,206	40,110
Goodrich Corp.	19,100	350
H&R Block, Inc.	29,950	1,204
Honeywell International, Inc.	135,650	3,256
Illinois Tool Works, Inc.	50,700	3,288
Ingersoll-Rand Co. — Class A	27,980	1,205
ITT Industries, Inc.	15,200	922
Lockheed Martin Corp.	75,308	4,349
Masco Corp.	82,100	1,728
*McDermott International, Inc.	10,500	46
*Navistar International Corp.	10,050	244
*Norfolk Southern Corp.	64,357	1,286
Northrop Grumman Corp.	30,110	2,921
PACCAR, Inc.	19,205	886
Pall Corp.	20,350	339
Parker-Hannifin Corp.	19,575	903
Paychex, Inc.	62,235	1,736
Pitney Bowes, Inc.	39,437	1,288
*Power-One, Inc.	13,200	75
R. R. Donnelley & Sons Co.	18,734	408
Raytheon Co.	66,700	2,051
*Robert Half International, Inc.	29,040	468
Rockwell Automation, Inc.	30,750	637
Rockwell Collins, Inc.	30,250	704
Ryder System, Inc.	10,300	231
*Sabre Holdings Corp. — Class A	23,967	434
Southwest Airlines Co.	127,967	1,779

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Industrials continued		
Textron, Inc.	22,850	$ 982
*Thomas & Betts Corp.	9,700	164
Tyco International, Ltd.	330,308	5,642
Union Pacific Corp.	41,860	2,506
United Parcel Service, Inc.	184,800	11,657
United Technologies Corp.	78,067	4,835
W.W. Grainger, Inc.	15,400	794
Waste Management, Inc.	101,285	2,321
Total		**154,930**
Information Technology (14.2%)		
*ADC Telecommunications, Inc.	131,850	276
Adobe Systems, Inc.	39,725	990
*Advanced Micro Devices, Inc.	56,700	366
*Agilent Technologies, Inc.	76,837	1,380
*Altera Corp.	63,211	780
*Analog Devices, Inc.	60,557	1,445
*Andrew Corp.	16,237	167
*Apple Computer, Inc.	59,400	851
*Applied Materials, Inc.	272,300	3,548
*Applied Micro Circuits Corp.	49,800	184
Autodesk, Inc.	19,034	272
*Avaya, Inc.	59,916	147
*BMC Software, Inc.	39,960	684
*Broadcom Corp. — Class A	45,400	684
*CIENA Corp.	71,500	368
*Cisco Systems, Inc.	1,211,300	15,868
*Citrix Systems, Inc.	28,920	356
Computer Associates International, Inc.	95,592	1,290
*Computer Sciences Corp.	28,450	980
*Compuware Corp.	62,257	299
*Comverse Technology, Inc.	31,000	311
*Corning, Inc.	190,000	629
*Dell Computer Corp.	429,533	11,486
*Electronic Arts, Inc.	23,100	1,150
Electronic Data Systems Corp.	79,567	1,466
*EMC Corp.	364,774	2,240
*Gateway, Inc.	53,650	168
Hewlett-Packard Co.	505,226	8,771
Intel Corp.	1,103,463	17,181
International Business Machines Corp.	280,539	21,742
*Intuit, Inc.	35,000	1,642
*Jabil Circuit, Inc.	32,767	587
*JDS Uniphase Corp.	225,400	557
*KLA-Tencor Corp.	31,300	1,107
*Lexmark International Group, Inc. — Class A	20,900	1,264
Linear Technology Corp.	52,550	1,352
*LSI Logic Corp.	61,600	355
*Lucent Technologies, Inc.	568,236	716
Maxim Integrated Products, Inc.	53,500	1,768
*Mercury Interactive Corp.	13,900	412

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*Micron Technology, Inc.	99,950	$ 974
*Microsoft Corp.	896,600	46,354
Molex, Inc.	32,050	738
Motorola, Inc.	380,577	3,292
*National Semiconductor Corp.	29,943	449
*NCR Corp.	16,200	385
*Network Appliance, Inc.	55,700	557
*Novell, Inc.	60,300	201
*Novellus Systems, Inc.	24,000	674
*Nvidia Corp.	25,300	291
*Oracle Corp.	899,525	9,715
*Parametric Technology Corp.	43,280	109
*PeopleSoft, Inc.	51,700	946
PerkinElmer, Inc.	20,700	171
*PMC-Sierra, Inc.	27,700	154
*QLogic Corp.	15,450	533
*QUALCOMM, Inc.	128,667	4,682
*Rational Software Corp.	32,000	332
*Sanmina-SCI Corp.	86,800	390
Scientific-Atlanta, Inc.	25,900	307
*Siebel Systems, Inc.	79,100	592
*Solectron Corp.	136,400	484
*Sun Microsystems, Inc.	537,397	1,671
*SunGard Data Systems, Inc.	46,800	1,103
Symbol Technologies, Inc.	37,950	312
*Tektronix, Inc.	14,760	268
*Tellabs, Inc.	68,092	495
*Teradyne, Inc.	30,350	395
Texas Instruments, Inc.	287,000	4,308
*Thermo Electron Corp.	27,600	555
*Unisys Corp.	53,450	529
*VERITAS Software Corp.	67,932	1,061
*Waters Corp.	21,700	473
*Xerox Corp.	120,900	973
*Xilinx, Inc.	55,900	1,152
*Yahoo!, Inc.	99,400	1,625
Total		**193,089**
Materials (2.8%)		
Air Products and Chemicals, Inc.	37,667	1,610
Alcoa, Inc.	139,807	3,186
Allegheny Technologies, Inc.	13,317	83
Ball Corp.	9,366	479
Bemis Company, Inc.	8,750	434
Boise Cascade Corp.	9,600	242
The Dow Chemical Co.	150,809	4,480
E. I. du Pont de Nemours and Co.	164,428	6,973
Eastman Chemical Co.	12,825	472
Ecolab, Inc.	21,400	1,059
Engelhard Corp.	21,300	476
*Freeport-McMoRan Copper & Gold, Inc. — Class B	23,981	402
Georgia-Pacific Corp.	38,104	616
Great Lakes Chemical Corp.	8,300	198

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Materials continued		
*Hercules, Inc.	18,100	$ 159
International Flavors & Fragrances, Inc.	15,700	551
International Paper Co.	79,766	2,789
*Louisiana-Pacific Corp.	17,300	139
MeadWestvaco Corp.	33,079	817
Monsanto Co.	43,253	833
Newmont Mining Corp.	66,480	1,930
Nucor Corp.	12,933	534
*Pactiv Corp.	26,200	573
*Phelps Dodge Corp.	14,724	466
PPG Industries, Inc.	28,067	1,408
Praxair, Inc.	26,700	1,542
Rohm and Haas Co.	36,580	1,188
*Sealed Air Corp.	13,921	519
Sigma-Aldrich Corp.	12,100	589
Temple-Inland, Inc.	8,900	399
United States Steel Corp.	16,850	221
Vulcan Materials Co.	16,800	630
Weyerhaeuser Co.	36,280	1,785
Worthington Industries, Inc.	14,200	216
Total		**37,998**
Telecommunication Services (4.1%)		
ALLTEL Corp.	51,457	2,624
AT&T Corp.	127,307	3,324
*AT&T Wireless Services, Inc.	448,197	2,532
BellSouth Corp.	309,865	8,016
CenturyTel, Inc.	23,500	690
*Citizens Communications Co.	46,700	493
*Nextel Communications, Inc. — Class A	150,750	1,741
*Qwest Communications International, Inc.	277,635	1,388
SBC Communications, Inc.	550,447	14,923
Sprint Corp.	147,809	2,140
*Sprint Corp. (PCS Group)	165,060	723
Verizon Communications, Inc.	451,742	17,506
Total		**56,100**
Utilities (2.8%)		
*The AES Corp.	89,800	271
*Allegheny Energy, Inc.	20,800	157
Ameren Corp.	23,967	996
American Electric Power Company, Inc.	56,140	1,534
*Calpine Corp.	62,360	203
CenterPoint Energy, Inc.	50,362	428
Cinergy Corp.	27,784	937
CMS Energy Corp.	23,800	225
Consolidated Edison, Inc.	35,250	1,509
Constellation Energy Group, Inc.	27,200	757
Dominion Resources, Inc.	50,395	2,767
DTE Energy Co.	27,750	1,288
Duke Energy Corp.	146,930	2,871

Common Stocks (98.8%)	Shares/ Par	Market Value (000's)
Utilities continued		
*Dynegy, Inc. — Class A	61,100	$ 72
*Edison International	53,920	639
El Paso Corp.	96,771	674
Entergy Corp.	37,109	1,692
Exelon Corp.	53,312	2,813
FirstEnergy Corp.	49,265	1,624
FPL Group, Inc.	30,157	1,813
KeySpan Corp.	23,400	825
Kinder Morgan, Inc.	20,167	852
*Mirant Corp.	66,526	126
Nicor, Inc.	7,250	247
NiSource, Inc.	40,373	807
Peoples Energy Corp.	5,900	228
*PG&E Corp.	65,125	905
Pinnacle West Capital Corp.	15,000	511
PPL Corp.	26,834	931
Progress Energy, Inc.	39,092	1,695
Public Service Enterprise Group, Inc.	36,736	1,179
Sempra Energy	33,902	802
The Southern Co.	117,300	3,330
TECO Energy, Inc.	28,700	444
TXU Corp.	51,165	956
The Williams Companies, Inc.	85,500	231
#Xcel Energy, Inc.	65,920	725
Total		**38,064**
Total Common Stock (Cost: $1,320,019)		**1,345,832**

Money Market Investments (1.2%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.5%)		
#Federal Home Loan Bank, 1.24%, 3/7/03	$ 6,400,000	6,386
Total		**6,386**
Finance Services (0.7%)		
#Preferred Receivable Funding, 1.28%, 1/17/03	10,000,000	9,995
Total		**9,995**
Short Term Business Credit (0.0%)		
#UBS Finance LLC, 1.2%, 1/2/03	$400,000	$ 400
Total		**400**
Total Money Market Investments (Cost: $16,780)		**16,781**
Total Investments (100.0%) (Cost $1,336,799)/		**1,362,613**
Other Assets, Less Liabilities (0.0%)		**268**
Total Net Assets (100.0%)		**$1,362,881**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $1,340,508 and the net unrealized appreciation of investments based on that cost was $22,105 which is comprised of $297,918 aggregate gross unrealized appreciation and $275,813 aggregate gross unrealized depreciation.

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/02 $17,048)	76	3/03	$(349)

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk

Portfolio Strategy:
Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.

Net Assets:
$87.26 million

The Asset Allocation Portfolio invests in seven categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment-grade bonds, below investment-grade bonds, convertible securities and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by a team of investment professionals. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. During 2002 the bond market performed significantly better than the stock market. As expected, the Portfolio's performance for the year was a blend of the two, with a total return of –10.3%, better than the return of –22.1% from the S&P 500 Index, but less than the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 10.41%.

The Portfolio has maintained a fairly defensive posture, with equity exposure near the low end of its normal range, which is 45% to 75% of assets, while taking advantage of market dips to selectively increase equity holdings. Equity exposure was increased as the market continued to move down during the second quarter of 2002; at mid-year, the equity exposure was a fairly neutral 60%. By the end of the third quarter, equity exposure was at 56%, and the cash position was 10% of assets. Throughout the first nine months of the year, the bond portion of the Portfolio outperformed stocks. The emphasis on high quality companies in both the equity and the fixed-income sectors of the Portfolio helped performance, as nervous markets reacted very negatively to any suggestion of financial problems. Bond performance benefited from emphasis on low-risk government securities and mortgage-backed securities and an underweighted position in corporate bonds.

The fourth quarter of 2002 was quite different from the first three quarters: the stock market rallied, bond prices fell, and riskier issues outperformed higher quality securities in both stock and bond markets. As the market rallied beginning in October, we let cash build up as new money flowed into the Portfolio, in anticipation of better buying opportunities. The equity position was increased in December, as the stock market began to move back down. Within the equity segment of the Portfolio, none of the three equity categories — large cap stocks, small cap stocks, and foreign equities — is currently being particularly emphasized. In part as a more conservative substitute for greater equity exposure, we maintained holdings of below investment-grade bonds during the fourth quarter.

The year-end cash position, 10% of the Portfolio (net of Index futures), is somewhat higher than usual. With yields on three-year Treasury notes barely higher than money market instruments, this cash position does not significantly sacrifice income, and it provides the flexibility to add to equity or bond holdings at opportune times.

Sector Allocation 12/31/02



Large Cap Stocks 33%
(includes S&P 500 Index Futures)
Investment-Grade Bonds 24%
Small Cap Stocks 12%
Below Investment-Grade Bonds 9%
Foreign Stocks 12%
Short-Term Investments 10%

Relative Performance



$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
Asset Allocation Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Asset Allocation Portfolio	-10.26%	-8.72%
S&P 500 Index	-22.10%	-19.23%
Merrill Lynch Domestic Master Index	10.41%	9.03%
Merrill Lynch 91 Day T-Bill Index	1.78%	2.24%

*inception date of 7/31/01

In the graph, the Fund is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500® Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include fee waivers and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Domestic Common Stocks & Warrants (34.6%)	Shares/ Par	Market Value (000's)
Large Cap Common Stock (22.7%)		
Consumer Discretionary (5.9%)		
*Bed Bath & Beyond, Inc.	4,000	$ 138
Carnival Corp.	1,335	33
Darden Restaurants, Inc.	4,900	100
Fortune Brands, Inc.	8,200	381
Gannett Co., Inc.	4,900	352
Harley-Davidson, Inc.	10,800	499
*Kohl's Corp.	7,400	414
The McGraw-Hill Companies, Inc.	7,100	429
Newell Rubbermaid, Inc.	12,000	364
Omnicom Group, Inc.	4,000	258
Target Corp.	7,700	231
Tribune Co.	9,300	423
*Viacom, Inc. — Class B	7,900	322
Wal-Mart Stores, Inc.	12,300	621
Wendy's International, Inc.	9,700	263
Weyerhaeuser Co.	5,200	256
Total		**5,084**
Consumer Staples (2.6%)		
Anheuser-Busch Companies, Inc.	9,400	455
Colgate-Palmolive Co.	5,700	299
General Mills, Inc.	4,400	207
Kellogg Co.	5,300	182
Kraft Foods, Inc. — Class A	5,000	195
PepsiCo, Inc.	11,800	497
Walgreen Co.	15,900	464
Total		**2,299**
Energy (1.4%)		
ChevronTexaco Corp.	4,700	312
EOG Resources, Inc.	8,000	319
Exxon Mobil Corp.	17,100	597
Total		**1,228**
Financials (3.4%)		
American International Group, Inc.	6,900	399
The Bank of New York Company, Inc.	8,300	199
The Chubb Corp.	3,100	162
Citigroup, Inc.	4,000	141
Fifth Third Bancorp	7,100	416
Freddie Mac	5,300	313
The Goldman Sachs Group, Inc.	3,600	245
Lehman Brothers Holdings, Inc.	3,000	160
Marsh & McLennan Companies, Inc.	5,000	231
Morgan Stanley Dean Witter & Co.	6,100	244
Wells Fargo & Co.	9,300	435
Total		**2,945**

Large Cap Common Stock (22.7%)	Shares/ Par	Market Value (000's)
Health Care (3.2%)		
Abbott Laboratories	4,000	$ 160
*Amgen, Inc.	8,800	425
Baxter International, Inc.	8,300	232
Eli Lilly and Co.	1,600	102
Johnson & Johnson	9,300	500
Medtronic, Inc.	10,900	497
Pfizer, Inc.	20,800	635
UnitedHealth Group, Inc.	3,300	276
Total		**2,827**
Industrials (2.1%)		
Canadian National Railway Co.	6,000	249
*Fiserv, Inc.	12,800	436
General Electric Co.	15,900	387
Lockheed Martin Corp.	2,700	156
Paychex, Inc.	3,800	106
Raytheon Co.	6,300	194
Union Pacific Corp.	5,000	299
Total		**1,827**
Information Technology (2.8%)		
*Cisco Systems, Inc.	8,900	117
*Electronic Arts, Inc.	1,700	85
Intel Corp.	16,000	249
International Business Machines Corp.	5,200	403
*Microsoft Corp.	15,100	780
*PeopleSoft, Inc.	5,800	106
*QUALCOMM, Inc.	6,700	244
*Semiconductor Holders Trust	10,000	222
Texas Instruments, Inc.	13,200	198
Total		**2,404**
Materials (1.3%)		
Air Products and Chemicals, Inc.	8,900	380
Alcoa, Inc.	13,300	303
Ecolab, Inc.	8,700	431
Total		**1,114**
Total Large Cap Common Stock		**19,728**
Small Cap Common Stock (11.9%)		
Consumer Discretionary (2.7%)		
*AnnTaylor Stores Corp.	7,250	148
*CDW Computer Centers, Inc.	2,300	101
*Coach, Inc.	6,000	198
*Entercom Communications Corp. — Class A	2,200	103
Fairmont Hotels & Resorts, Inc.	3,900	92
*The Gymboree Corp.	9,600	152
* Hispanic Broadcasting Corp. — Class A	2,900	60

Small Cap Common Stock (11.9%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (continued)		
*Jones Apparel Group, Inc.	2,900	$ 103
*Lamar Advertising Co. — Class A	3,200	108
Leggett & Platt, Inc.	10,600	238
*Lin TV Corp. — Class A	1,200	29
Manpower, Inc.	1,100	35
*Michaels Stores, Inc.	6,400	200
*O'Reilly Automotive, Inc.	13,800	349
*Orient-Express Hotel, Ltd. — Class A	5,500	74
*Platinum Underwriters Holdings, Ltd.	600	16
Polaris Industries, Inc.	2,300	135
*Stoneridge, Inc.	2,000	24
*Tommy Hilfiger Corp.	10,400	72
*Westwood One, Inc.	3,800	142
Total		**2,379**
Energy (0.9%)		
*BJ Services Co.	4,800	155
*Cal Dive International, Inc.	7,000	165
*Energy Partners, Ltd.	9,700	104
Ocean Energy, Inc.	2,800	56
*Patterson-UTI Energy, Inc.	6,600	199
*Weatherford International, Ltd.	3,200	128
Total		**807**
Financials (0.9%)		
GreenPoint Financial Corp.	1,500	68
Investors Financial Services Corp.	11,600	318
Old Republic International Corp.	3,800	106
Radian Group, Inc.	3,100	115
SouthTrust Corp.	5,400	134
*Trammell Crow Co.	9,000	81
Total		**822**
Health Care (3.2%)		
*AdvancePCS	6,700	149
*The Advisory Board Co.	1,700	51
*Apogent Technologies, Inc.	4,500	94
*Biovail Corp.	4,200	111
*Bio-Rad Laboratories, Inc. — Class A	2,600	101
*CIMA Labs, Inc.	3,000	73
D & K Healthcare Resources, Inc.	5,300	54
*DaVita, Inc.	24,200	597
Health Management Associates, Inc. — Class A	4,500	81
*IMPAC Medical Systems, Inc.	700	13
*Lincare Holdings, Inc.	16,700	528
*Patterson Dental Co.	6,700	293
*Province Healthcare Co.	17,950	175
*Renal Care Group, Inc.	6,400	202
*Triad Hospitals, Inc.	3,800	113
*Universal Health Services, Inc. — Class B	3,000	135
Total		**2,770**
Industrials (2.4%)		
*The BISYS Group, Inc.	5,400	86
C.H. Robinson Worldwide, Inc.	5,900	184

Small Cap Common Stock (11.9%)	Shares/ Par	Market Value (000's)
Industrials (continued)		
*Charles River Associates, Inc.	1,400	$ 20
Cintas Corp.	2,200	101
*Concord EPS, Inc.	2,500	39
*The Corporate Executive Board Co.	6,400	204
Expeditors International of Washington, Inc.	5,200	170
*Hewitt Associates, Inc. — Class A	3,500	111
*Knight Transportation, Inc.	13,150	276
*MSC Industrial Direct Co., Inc. — Class A	6,400	114
*P.A.M. Transportation Services, Inc.	4,800	121
*Resources Connection, Inc.	4,800	111
SkyWest, Inc.	5,700	74
*Swift Transportation Co., Inc.	8,000	160
Teleflex, Inc.	7,600	326
*Tetra Tech, Inc.	1,664	20
Total		**2,117**
Information Technology (1.8%)		
*Brooks-PRI Automation, Inc.	6,180	71
*CACI International, Inc. — Class A	1,600	57
*EPIQ Systems, Inc.	8,050	123
*Intersil Corp. — Class A	6,400	89
*Keane, Inc.	8,900	80
*Mettler — Toledo International, Inc.	2,300	74
Microchip Technology, Inc.	6,800	166
*Novellus Systems, Inc.	4,600	129
*QLogic Corp.	2,500	86
*Renaissance Learning, Inc.	3,100	59
*Semtech Corp.	6,400	70
*UTStarcom, Inc.	6,400	127
*Varian, Inc.	8,400	241
*Verint Systems, Inc.	800	16
*Zebra Tehnologies Corp. — Class A	2,500	143
Total		**1,531**
Total Small Cap Common Stock		**10,426**
Total Domestic Common Stocks & Warrants (Cost: $33,597)		**30,154**

Foreign Common Stock (12.3%)			
Basic Materials (0.7%)			
*Arcelor	Luxembourg	6,850	84
BASF AG	Germany	2,000	76
*Billerud	Sweden	4,862	53
Norske Skogindustrier ASA	Norway	2,285	32
*Novozymes A/S — B Shares	Denmark	3,450	72
Rio Tinto Ltd.	Australia	3,750	72
*Solvay SA	Belgium	2,210	152
UPM-Kymmene OYJ	Finland	3,420	111
Total			**652**

Asset Allocation Portfolio

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Consumer Cyclical (2.9%)			
Bayerische Motoren Werke AG	Germany	2,980	$ 91
*Belluna Co., Ltd.	Japan	3,070	107
Berkeley Group PLC	United Kingdom	8,350	80
Beru AG	Germany	2,625	116
Bridgestone Corp.	Japan	9,000	111
*British Sky Broadcasting Group PLC	United Kingdom	9,610	99
*Compass Group PLC	United Kingdom	15,785	84
*Daily Mail and General Trust	United Kingdom	4,900	46
*Denway Motors Limited	Hong Kong	323,100	109
Electrolux AB — Series B	Sweden	6,550	103
*Esprit Holdings Ltd.	Hong Kong	58,000	98
Folli-Follie SA	Greece	4,100	70
*Fuji Heavy Industries, Ltd.	Japan	11,000	44
Game Group PLC	United Kingdom	61,450	36
Greek Organization of Football Prognostics	Greece	8,680	91
*HMV Group PLC	United Kingdom	29,800	57
*Honda Motor Co., Ltd.	Japan	3,000	111
*Hyundai Motor Co., Ltd.	Republic Of Korea	3,820	89
*Inditex	Spain	2,200	52
Medion AG	Germany	2,000	70
MFI Furniture Group PLC	United Kingdom	35,800	64
*NCsoft Corp.	Republic Of Korea	435	38
Nintendo Co., Ltd.	Japan	700	65
*Porsche AG	Germany	250	104
*PSA Peugeot Citroen	France	1,050	43
Rank Group PLC	United Kingdom	34,600	147
*Swatch Group AG	Switzerland	890	74
Vivendi Universal SA	France	4,340	70
*Volkswagen AG	Germany	2,145	78
*Walmart de Mexico — Series V	Mexico	31,500	72
Wolseley PLC	United Kingdom	10,250	86
Total			**2,505**

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Consumer Non-Cyclical (1.6%)			
*Altadis, S.A.	Spain	3,500	$ 80
*Burberry Group PLC	United Kingdom	16,250	59
Cadbury Schweppes PLC	United Kingdom	5,700	36
*Cott Corp.	Canada	5,300	94
*Gallaher Group PLC	United Kingdom	11,175	111
*Interbrew	Belgium	2,730	64
*Kao Corp.	Japan	2,000	44
Kook Soon Dang Brewer Co., Ltd.	South Korea	3,000	68
Luxottica Group SPA, ADR	Italy	6,385	87
*Nestle SA	Switzerland	525	111
*Pernod-Ricard SA	France	375	36
*Puma AG Rudolf Dassler Sport	Germany	550	37
Reckitt Benckiser PLC	United Kingdom	5,960	116
Shiseido Co., Ltd.	Japan	10,000	130
Swedish Match AB	Sweden	15,500	122
Unilever PLC	United Kingdom	14,900	142
*Wella AG	Germany	675	41
Total			**1,378**
Energy (1.0%)			
*ENI SPA	Italy	8,230	131
*IHC Caland NV	Netherlands	2,270	120
*Precision Drilling Corp.	Canada	2,080	67
Royal Dutch Petroleum	Netherlands	2,000	88
Saipem SPA	Italy	23,500	157
Suncor Energy, Inc.	Canada	5,670	89
*Technip	France	500	36
*TGS Nopec Geophysical Co. ASA	Norway	6,800	53
Total Fina Elf SA	France	800	114
Total			**855**
Financials (2.1%)			
Aegon NV	Netherlands	6,825	88
*Anglo Irish Bank Co.	Ireland	23,650	167
*BNP Paribas SA	France	2,260	92
Cattles PLC	United Kingdom	10,500	49
*Converium Holding AG	Switzerland	1,085	53
*Corporacion Mapfre	Spain	15,150	123
*Danske Bank	Denmark	7,875	130
*Deutsche Boerse AG	Germany	2,750	110
*Grupo Financiero BBVA Bancomer	Mexico	75,500	57

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Financials continued			
*HSBC Holdings PLC	United Kingdom	6,400	$ 70
ING Groep NV	Netherlands	4,200	71
*Intrum Justitia AB	Sweden	5,450	25
*Irish Life & Permanent	Ireland	7,810	84
Lloyds TSB Group PLC	United Kingdom	11,925	86
Man Group PLC	United Kingdom	8,245	118
Manulife Financial	Canada	2,520	55
Muenchener Rueckversicherungs-Gesellschaft AG	Germany	270	32
*OTP Bank RT	Hungary	12,775	126
Royal Bank of Canada	Canada	3,020	111
Royal Bank of Scotland Group PLC	United Kingdom	4,400	105
Swiss Reinsurance Co.	Switzerland	1,310	86
Total			**1,838**
Healthcare (0.7%)			
*Elekta AB — Class B	Sweden	10,725	108
*Nobel Biocare Holding AG	Switzerland	850	55
*Novartis AG	Switzerland	1,790	65
*Perbio Science AB	Sweden	1,600	18
*Resmed	Australia	2,700	83
Synthes Stratec, Inc.	Switzerland	100	61
Takeda Chemical Industries	Japan	2,200	92
*Taro Pharmaceutical Industries, Ltd.	Israel	2,875	108
Teva Pharmaceutical Industries Ltd., ADR	Israel	1,165	45
Total			**635**
Industry Goods and Services (1.2%)			
*Alfa Laval AB	Sweden	5,900	47
*Amcor Ltd.	Australia	12,025	57
Atlas Copco AB — A Shares	Sweden	4,330	84
BAE Systems PLC	United Kingdom	19,885	40
Group 4 Falck A/S	Denmark	2,600	55
*Grupo Ferrovial	Spain	5,695	145
Huhtamaki OYJ	Finland	9,540	96
*Jarvis PLC	United Kingdom	6,950	31
*Meggitt PLC	United Kingdom	22,700	64
*Neopost SA	France	3,410	111
*Schindler Holdings	Switzerland	400	78
*Serco Group PLC	United Kingdom	17,500	43

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Industry Goods and Services continued			
*SGS Societe Generale de Surveillance Holding SA	Switzerland	300	$ 90
Vestas Wind Systems A/S	Denmark	2,570	26
Vinci SA	France	1,670	94
Total			**1,061**
Technology (0.8%)			
ASM Pacific Technology Ltd.	Hong Kong	22,000	42
*ASML Holding NV	Netherlands	5,975	50
Canon, Inc.	Japan	2,000	75
*INFOSYS Technologies Ltd.	India	690	69
*Logitech International-Reg	Switzerland	3,580	108
Nokia OYJ	Finland	4,350	68
*Riverdeep Group PLC	Ireland	26,250	33
Royal Philips Electronics NV	Netherlands	4,050	71
Samsung Electronics Co., Ltd.	South Korea	300	80
*Sap AG	Germany	610	48
Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	24,600	30
*Tandberg ASA	Norway	5,800	33
Total			**707**
Telecommunication Services (0.3%)			
*KDDI Corp.	Japan	20	65
*Orange SA	France	14,280	98
PT Telekomunikasi Indonesia	Indonesia	120,000	52
*Vodafone Group PLC	United Kingdom	47,200	86
Total			**301**
Transportation (0.6%)			
Brisa-Auto Estradas de Portugal SA	Portugal	23,860	132
*EasyJetPLC	United Kingdom	18,875	83
Exel PLC	United Kingdom	7,150	79
Fraport AG	Germany	2,875	51
Macquarie Infrastructure Group	Australia	79,900	145
Total			**490**

Asset Allocation Portfolio

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Utilities (0.4%)			
Centrica PLC	United Kingdom	32,300	$ 89
Italgas S.P.A.	Italy	6,000	82
National Grid Group PLC	United Kingdom	12,580	92
*Snam Rete Gas	Italy	11,850	40
*Suez Lyonnaise des Eaux SA	France	2,600	45
Total			**348**
Total Foreign Common Stock (Cost: $11,638)			**10,770**
Preferred Stock (0.2%)			
Technology (0.2%)			
Cable (0.2%)			
CSC Holdings, Inc. — Series M		500	47
CSC Holdings, Inc. — Series H		1,000	94
Total			**141**
Telecommunications Wireless: Towers (0.0%)			
**Crown Castle International Corp.		2	0
Total			**0**
Telecommunications Wireline: CLEC (0.0%)			
**Intermedia Communications, Inc.		2	0
Total			**0**
Total Technology			**141**
Trucking (0.0%)			
**American Commercial Lines LLC		261	2
Total Trucking			**2**
Total Preferred Stock (Cost: $136)			**143**
Warrants (0.0%)			
Telecommunication Services (0.0%)			
IWO Holdings, Inc. 144A		50	0
Total Warrants (Cost: $4)			**0**
Investment-Grade Bonds (23.4%)			
Corporate Bonds Domestic (6.6%)			
Beverages, Malt Beverages (0.3%)			
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12		$ 23,000	28
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07		125,000	135
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06		75,000	81
Total			**244**
Capital Goods (0.1%)			
Raytheon Co., 7.20%, 8/15/27		75,000	82
Total			**82**

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
Consumer Cyclical (0.1%)		
Royal Caribbean Cruises Ltd., 7.00%, 10/15/07	$ 100,000	$ 89
Total		**89**
Crude Petroleum and Natural Gas (0.5%)		
Occidental Petroleum, 6.75%, 1/15/12	350,000	399
Total		**399**
Diversified Industrials (0.3%)		
United Technologies Corp., 6.10%, 5/15/12	250,000	280
Total		**280**
Drilling Oil and Gas Wells (0.4%)		
Transocean, Inc., 7.50%, 4/15/31	300,000	344
Total		**344**
Electric and Other Services Combined (0.3%)		
Wisconsin Public Service, 4.875%, 12/1/12	250,000	253
Total		**253**
Electrical Equipment and Supplies (0.6%)		
Cooper Industries, Inc., 5.50%, 11/1/09	200,000	208
Hubbell Inc., 6.375%, 5/15/12	300,000	331
Total		**539**
Environmental Controls (0.1%)		
Pall Corp., 6.00%, 8/1/12 144A	95,000	102
Total		**102**
Finance Services (0.6%)		
Credit Suisse First Boston USA Inc., 4.625%, 1/15/08	350,000	354
General Motors Acceptance Corp., 6.875%, 8/28/12	300,000	296
Total		**650**
Fire, Marine and Casualty Insurance (0.3%)		
Allstate Corp., 6.125%, 12/15/32	135,000	138
Progressive Corp., 6.25%, 12/1/32	125,000	128
Total		**266**
Food Retail (0.3%)		
Delhaize America Inc., 8.125%, 4/15/11	250,000	242
Total		**242**
Motor Vehicle Parts/Accessories (0.2%)		
TRW, Inc., 7.125%, 6/1/09	48,000	54
TRW, Inc., 7.75%, 6/1/29	72,000	85
Total		**139**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	48,000	52
Total		**52**

Asset Allocation Portfolio

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
National Commercial Banks (0.3%)		
Bank One Corp., 5.25%, 1/30/13	$ 250,000	$ 257
Total		**257**
News Dealers and Newsstands (0.1%)		
News America Holdings, 7.75%, 12/1/45	100,000	98
Total		**98**
Office Machines (0.1%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	100,000	111
Total		**111**
Oil and Gas Field Machinery (0.3%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	250,000	253
Total		**253**
Pharmaceuticals (0.3%)		
Eli Lilly & Company, 7.125%, 6/1/25	210,000	248
Total		**248**
Plastics Materials and Resins (0.3%)		
Eastman Chemical, 7.00%, 4/15/12	260,000	293
Total		**293**
Plumbing Fixture Fittings/Trim (0.3%)		
Masco Corp., 4.625%, 8/15/07	125,000	130
Masco Corp., 6.50%, 8/15/32	125,000	128
Total		**258**
Retail-Retail Stores (0.4%)		
Limited Brands, 6.125%, 12/1/12	300,000	316
Total		**316**
Search and Navigation Equipment (0.1%)		
Raytheon Co., 7.00%, 11/1/28	120,000	128
Total		**128**
Telephone Communications (0.2%)		
Alltel Corp., 7.00%, 7/1/12	120,000	138
Total		**138**
Total Corporate Bonds Domestic		**5,781**
Government (Domestic and Foreign) and Agency Bonds (16.8%)		
Federal Government and Agencies (16.8%)		
Government National Mortgage Association TBA, 5.50%, 12/1/25	150,000	151
Housing & Urban Development, 6.08%, 8/1/13	100,000	113
US Treasury, 2.125%, 10/31/04	550,000	556
US Treasury, 2.875%, 6/30/04	150,000	153
US Treasury, 3.00%, 1/31/04	165,000	168
US Treasury, 3.00%, 11/15/07	800,000	810
US Treasury, 3.25%, 8/15/07	189,000	194
US Treasury, 3.50%, 11/15/06	4,129,000	4,296

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
US Treasury, 3.875%, 7/31/03	$1,325,000	$ 1,344
US Treasury, 4.375%, 5/15/07	427,000	459
US Treasury, 4.625%, 5/15/06	153,000	165
US Treasury, 5.375%, 2/15/31	215,000	234
US Treasury, 5.50%, 5/15/09	1,000,000	1,135
US Treasury, 6.125%, 8/15/07	550,000	632
US Treasury, 6.50%, 8/15/05	1,000,000	1,119
US Treasury, 6.50%, 5/15/05	2,370,000	2,630
US Treasury Inflation Index Bond, 3.375%, 1/15/07	223,129	242
US Treasury Stripped, 0.00%, 5/15/30	870,000	211
Total Government (Domestic and Foreign) and Agency Bonds		**14,612**
Total Investment-Grade Bonds (Cost: $19,607)		**20,393**
Below Investment-Grade Bonds (9.4%)		
Basic Materials (0.2%)		
Chemicals (0.1%)		
Lyondell Chemical Co., 11,125%, 7/15/12	50,000	49
Total		**49**
Metals and Mining (0.0%)		
UCAR Finance, Inc., 10.25%, 2/15/12	100,000	79
Total		**79**
Paper (0.1%)		
Appleton Papers, Inc., 12.50%, 12/15/08	50,000	55
Total		**55**
Total Basic Materials		**183**
Cable and Other Pay Television Services (0.0%)		
Charter Communications Holdings, 10.75%, 10/1/09	25,000	11
Total Cable and Other Pay Television Services		**11**
Capital Goods (0.8%)		
Aerospace (0.1%)		
K & F Industries Inc., 9.625%, 12/15/10 144A	50,000	51
Total		**51**
Building and Construction (0.4%)		
Brickman Group Ltd., 11.75%, 12/15/09 144A	100,000	104
H & E Equipment/Finance, 11.125%, 6/15/12 144A	100,000	75
Integrated Electrical Services, Inc., 9.375%, 2/1/09	50,000	46
Integrated Electrical Services, Inc., Series B, 9.375%, 2/1/09	50,000	46
United Rentals, Inc., 10.375%, 4/15/08	100,000	100
Total		**371**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Industrial Equipment (0.3%)		
Perkinelmer, Inc., 8.875%, 1/15/13 144A	$ 50,000	$ 49
Rexnord Corp., 10.125%, 12/15/12 144A	100,000	103
Tyco International Group, 6.375%, 2/15/06	50,000	49
Tyco International Group S.A., 6.375%, 6/15/05	25,000	24
Tyco International Group SA, 6.375%, 10/15/11	25,000	23
Total		**248**
Total Capital Goods		**670**
Chemicals and Allied Products (0.1%)		
Lyondell Chemical Co., 9.50%, 12/15/08 144A	75,000	70
Total Chemicals and Allied Products		**70**
Construction and Building Materials (0.0%)		
United Rentals, Inc., 10.75%, 4/15/08 144A	25,000	25
Total Construction and Building Materials		**25**
Consumer Cyclical (2.6%)		
Apparel, Textile (0.1%)		
Levi Strauss & Co., 11.625%, 1/15/08	75,000	73
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	50,000	47
Total		**120**
Auto Related (0.2%)		
Avis Group Holdings, Inc., 11.00%, 5/1/09	50,000	55
Collins & Aikman Products, Inc., 11.50%, 4/15/06	50,000	42
Trimas Corp., 9.875%, 6/15/12 144A	100,000	99
Total		**196**
Home Construction (0.2%)		
Beazer Homes USA, 8.875%, 4/1/08	50,000	52
K. Hovanian Enterprises, 10.50%, 10/1/07	50,000	54
Schuler Homes, 9.375%, 7/15/09	50,000	51
Tech Olympic USA, Inc., 9.00%, 7/1/10 144A	50,000	49
Total		**206**
Household Appliances (0.1%)		
Rent-A-Center Inc., 11.00%, 8/15/08	50,000	54
Total		**54**
Leisure Related (0.2%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	75,000	65
Premier Parks, Inc., 9.50%, 2/1/09	100,000	97
Total		**162**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Lodging / Resorts (0.6%)		
Corrections Corporation of America, 9.875%, 5/1/09 144A	$ 75,000	$ 80
Felcor Lodging LP, 9.50%, 9/15/08	100,000	101
Hilton Hotels Corp., 7.625%, 12/1/12	100,000	101
John Q. Hammons, 8.875%, 5/15/12	100,000	100
Meristar Hospitality Finance Corp., 9.00%, 1/15/08	50,000	44
Lodging / Resorts continued		
Meristar Hospitality Finance Corp., 9.125%, 1/15/11	50,000	44
RFS Partnership LP, 9.75%, 3/1/12	25,000	26
Total		**496**
Printing and Publishing (0.6%)		
American Achievement Corp., 11.625%, 1/1/07	100,000	105
DEX Media East LLC, 9.875%, 11/15/09 144A	50,000	54
Mail-Well Corp., 9.625%, 3/15/12	75,000	67
RH Donnelley Fin Corp., 10.875%, 12/15/12 144A	100,000	108
Vertis Inc., 10.875%, 6/15/09	100,000	103
Von Hoffman Corp., 10.25%, 3/15/09	100,000	94
Total		**531**
Retail — General (0.6%)		
Asbury Automotive Group, Inc., 9.00%, 6/15/12	50,000	44
Autonation, Inc., 9.00%, 8/1/08	25,000	25
Buhrmann U.S., Inc., 12.25%, 11/1/09	75,000	70
CSK Auto, Inc, 12.00%, 6/15/06	50,000	54
The Gap, Inc., 8.15%, 12/15/05	100,000	105
Hollywood Entertainment Inc., 9.625%, 3/15/11	50,000	51
Saks, Inc., 8.25%, 11/15/08	50,000	50
Sonic Automotive, Inc., 11.00%, 8/1/08	50,000	51
United Auto Group, Inc. 9.625%, 3/15/12 144A	50,000	49
Total		**499**
Total Consumer Cyclical		**2,264**
Consumer Staples (2.5%)		
Containers (0.3%)		
Applied Extrusion Tech., Inc., 10.75%, 7/1/11	25,000	16
BWAY Corp., 10.00%, 10/15/10 144A	100,000	104
Owens-Brockway Glass Container, Inc., 8.75%, 11/15/12 144A	125,000	127
Total		**247**
Food Service (0.1%)		
Buffets, Inc., 11.25%, 7/15/10 144A	50,000	47
Sbarro, Inc., 11.00%, 9/15/09	75,000	70
Total		**117**

Asset Allocation Portfolio

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Foods (0.1%)		
Corn Products International, Inc., 8.25%, 7/15/07	$ 50,000	$ 51
Swift & Co., 10.125%, 10/1/09 144A	50,000	47
Total		**98**
Gaming (1.4%)		
Aztar Corp., 8.875%, 5/15/07	25,000	26
Choctaw Resort Development, 9.25%, 4/1/09	100,000	105
Chumash Casino & Resort, 9.00%, 7/15/10 144A	100,000	105
Herbst Gaming, Inc., 10.75% 9/1/08	100,000	105
Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	50
Jacobs Entertainment, Inc. 11.875%, 02/01/09	100,000	104
Majestic Investment Holdings, Inc., 11.653%, 11/30/07	50,000	46
The Majestic Star Casino LLC, 10.875%, 7/1/06	100,000	102
Park Place Entertainment Corporation, 9.375%, 2/15/07	25,000	27
Resort International Hotel/Casino, 11.50%, 3/15/09	75,000	68
Riviera Holdings Corp., 11.00%, 6/15/10	100,000	90
Venetian Casino Resort LLC, 11.00%, 6/15/10 144A	100,000	105
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	77
Wynn Las Vegas Corp., 12.00%, 11/1/10	125,000	125
Total		**1,135**
Healthcare (0.5%)		
AmerisourceBergen Corp., 7.25%, 11/15/12 144A	75,000	77
HEALTHSOUTH Corp., 8.50%, 2/1/08	100,000	86
InSight Health Services Corp., 9.875%, 11/1/11	100,000	96
Pacificare Health Systems, Inc., 10.75%, 6/1/09	50,000	54
Rotech Healthcare Inc., 9.50%, 4/1/12 144A	100,000	100
Ventas Realty, 9.00%, 5/1/12	50,000	52
Total		**465**
Retail – Food (0.1%)		
Fleming Companies, Inc., 10.125%, 4/1/08	50,000	43
Great Atlantic & Pacific Tea Co., Inc., 7.75%, 4/15/07	100,000	72
Total		**115**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Soaps and Toiletries (0.0%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	$ 25,000	$ 26
Total		**26**
Total Consumer Staples		**2,203**
Energy (0.4%)		
Oil and Gas Independent (0.1%)		
PDVSA Finance, Ltd., 1999-I, 9.75%, 2/15/10	50,000	45
Total		**45**
Oil and Gas Integrated (0.1%)		
Compton Petroleum Corp., 9.90%, 5/15/09	50,000	52
Total		**52**
Oil Field Services (0.2%)		
BRL Universal Equipment, 8.875%, 2/15/08	50,000	52
Grant Prideco Escrow, 9.00%, 12/15/09 144A	100,000	103
Hanover Equipment Trust, 8.75%, 9/1/11 144A	100,000	97
Total		**252**
Refining (0.0%)		
Tesoro Petroleum Corp., 9.625%, 11/1/08	25,000	17
Total		**17**
Total Energy		**366**
Finance (0.3%)		
Banks (0.1%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	50,000	49
Total		**49**
Finance Companies (0.1%)		
AmeriCredit Corp., 9.875%, 4/15/06	25,000	21
Americredit Corp., 9.25%, 5/1/09 144A	50,000	39
IOS Capital, Inc., 9.75%, 6/15/04	50,000	51
Metris Companies, Inc., 10.125%, 7/15/06	50,000	28
Total		**139**
Financial Services (0.1%)		
Labranche & Company, Inc., 12.00%, 3/2/07	50,000	55
Total		**55**
Total Finance		**243**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Miscellaneous (0.3%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	$ 75,000	$ 69
Crescent Real Estate Equities, 7.50%, 9/15/07	100,000	97
Istar Financial, Inc., 8.75%, 8/15/08	50,000	53
Total Miscellaneous		**219**
Professional Services (0.1%)		
Kindercare Learning Centers, 9.50%, 2/15/09	90,000	87
Total Professional Services		**87**
Real Estate (0.1%)		
LNR Property Corp., 10.50%, 1/15/09	100,000	101
Total Real Estate		**101**
Technology (1.2%)		
Cable (0.3%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	75,000	33
Echostar DBS Corp., 10.375%, 10/1/07	100,000	107
Insight Midwest, 9.75%, 10/01/09 144A	50,000	48
Rogers Communications, Inc., 8.875%, 7/15/07	50,000	48
++Telewest Communications PLC, 9.875%, 2/1/10	50,000	9
Total		**245**
Electronics (0.1%)		
Amkor Technology, Inc., 5.00%, 3/15/07	25,000	12
Sanmina-Sci Corporation, 10.375%, 1/15/10 144A	50,000	51
Solectron Corp., 9.625%, 2/15/09	50,000	49
Total		**112**
Office Equipment (0.1%)		
Xerox Corp., 7.15%, 8/01/04	50,000	48
Total		**48**
Telecommunications Wireless: Cellular/PCS (0.6%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	25,000	8
Alamosa Delaware, Inc., 13.625%, 08/15/11	37,500	12
+Alamosa PCS Holdings, Inc., 12.875%, 2/15/10	226,000	41
Dobson Communications Corp., 10.875%, 7/1/10	50,000	42
!Nextel Communications, Inc., 10.65%, 9/15/07	85,000	81
Nextel Partners, Inc., 12.50%, 11/15/09	75,000	68
Qwest Services Corp., 12/15/10, 13.50% 144A	48,000	50
Rogers Cantel, Inc., 8.30%, 10/1/07	75,000	66
Rogers Cantel, Inc., 9.75%, 6/1/16	50,000	45

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Telecommunications Wireless: Cellular/PCS continued		
+Triton PCS, Inc., 11.00%, 5/1/08	$ 100,000	$ 83
TSI Telecommunications Service, 12.75%, 2/1/09	100,000	89
+US Unwired, Inc., 13.375%, 11/1/09	125,000	8
Total		**593**
Telecommunications Wireless: Towers (0.1%)		
+Crown Castle International Corp., 10.625%, 11/15/07	50,000	45
Total		**45**
Total Technology		**1,043**
Transport Services (0.4%)		
Railroads (0.1%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	50,000	50
TFM SA DE CV, 12.50%, 6/15/12 144A	50,000	51
Total		**101**
Trucking and Shipping (0.3%)		
American Commercial LLC, 11.25%, 1/1/08	29,794	10
CP Ships Ltd., 10.375%, 7/15/12	50,000	53
International Shipbuilding Corp., 7.75%, 10/15/07	35,000	28
North American Van Lines, 13.375%, 12/1/09	100,000	97
Stena AB, 9.625%, 12/1/12 144A	100,000	102
Total		**290**
Total Transport Services		**391**
Utilities (0.4%)		
Utility — Electric (0.3%)		
Calpine Canada Energy, 8.50%, 5/1/08	25,000	11
Calpine Corp., 8.625%, 8/15/10	50,000	21
Calpine Corp., 8.75%, 7/15/07	50,000	22
Edison Mission Energy, 10.00%, 8/15/08	100,000	48
Orion Power Holdings, Inc., 12.00%, 5/1/10	100,000	72
++PG&E National Energy Group, Inc., 10.375%, 5/16/11	50,000	19
Western Resources, 9.75%, 5/1/07	50,000	46
Total		**239**
Utility — Garbage Disposal (0.1%)		
Allied Waste North America, Inc., 8.50%, 12/1/08	100,000	100
Total		**100**
Total Utilities		**339**
Total Below Investment-Grade Bonds (Cost: $8,424)		**8,215**

Money Market Investments (19.9%)	Shares/ Par	Market Value (000's)
Federal and Federally-Sponsored Credit (3.6%)		
#Federal Home Loan Mortgage Corporation, 1.10%, 1/8/03	$3,100,000	$ 3,099
Total Federal and Federally-Sponsored Credit		**3,099**
Federal Government and Agencies (16.3%)		
Federal Home Loan Bank, 1.24%, 3/7/03	1,000,000	998
#Federal National Mortgage Association, 1.26%, 1/27/03	8,600,000	8,593
Federal National Mortgage Association, 1.28%, 1/22/03	4,700,000	4,696
Total Federal Government and Agencies		**14,287**
Total Money Market Investments ***(Cost: $17,386)***		**17,386**
Total Investments (99.8%) (Cost $90,792)/		**87,061**
Other Assets, Less Liabilities (0.2%)		**199**
Total Net Assets (100.0%)		**$87,260**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $91,184 and the net unrealized depreciation of investments based on that cost was $4,123 which is comprised of $2,275 aggregate gross unrealized appreciation and $6,398 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

\+ Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

++ Defaulted Security

** PIK — Payment In Kind

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S & P 500 INDEX FUTURES (Total Notional Value at 12/31/02 $9,037)	40	3/03	$(247)
US TEN YEAR TREASURY NOTE (Total Notional Value at 12/31/02 $339)	3	3/03	$(7)

The Accompanying Notes are an Integral Part of the Financial Statements

Balanced Portfolio

Objective:	Portfolio Strategy:	Net Assets:
A high level of current income and capital growth with a low risk profile	Achieve consistent returns and low volatility by diversifying among assets.	$2.56 billion

In order to capitalize on changing financial market and economic conditions, the Balanced Portfolio's asset allocation is adjusted as appropriate among three investment classes: stocks, bonds and money market instruments. The equity portion of the Portfolio is indexed, meaning that the Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index, which is generally regarded as a good proxy for the overall U.S. equity market. The bond portion of the Portfolio is actively managed, with investments in high quality bonds adjusted frequently as to maturity, market sectors and duration. Liquidity is maintained by holding a portion of the Portfolio in money market investments, which are high quality short-term debt securities.

Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indices: the S&P 500 Index for stocks, Merrill Lynch Domestic Master Index for bonds, and 91-day Treasury bills for short-term investments. As expected, the Portfolio's performance over the last year was between these measures, with a total return of –7.5%, better than the return of –22.1% from the S&P 500 Index, but less than the return of the Merrill Lynch Domestic Master Index, which had a return of 10.4%, or Treasury bills, which had a return of 1.8%.

The target asset mix for the Balanced Portfolio is established and adjusted with input from an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. Changes are at the margin, so that there are always core positions in both stocks and bonds. The extreme volatility of the equity market over the last year has created many opportunities to sell on strength and buy on weakness. At the beginning of January 2002, the Portfolio was invested 54% in stocks, 42% in bonds, and 4% in cash equivalents. The equity position was increased in February, following a January market drop, then reduced in March after a rally. Modest additions were made to the equity position after a market drop in April, and stock exposure was further increased on the pronounced weakness near the end of June. A brief rally in August created an opportunity to reduce the equity position, which was then increased again on weakness in September and into early October. This decision proved sound, as the equity market continued to strengthen through much of the fourth quarter. Equity exposure was reduced in November on a market rebound and then increased in late December when the market weakened, to 54% of assets at year end.

Performance was boosted by excellent results from the bond portion of the Portfolio, which is managed actively, using a strategy very similar to that of the Select Bond Portfolio. Bonds as a whole have provided higher returns than stocks over the last year, and the Portfolio benefited from an emphasis on high quality securities and an overweighted position in low-risk government bonds and mortgage-backed securities.

Sector Allocation 12/31/02



Equities (including index futures) 54%
28% Government and Agency Bonds
12% Corporate Bonds
5% Mortgage-Backed and Asset-Backed Securities
1% Short-Term Investments

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Balanced Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 years	10 years
Balanced Portfolio	-7.54%	3.40%	8.53%
Merrill Lynch Domestic Master Index	10.41%	7.58%	7.57%
Merrill Lynch 91 Day T-Bill Index	1.78%	4.48%	4.64%
S&P 500 Index	-22.10%	-0.58%	9.30%

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income, and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury Bill that matures closest to, but not beyond, three months from the rebalancing date.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Aerospace — Defense (0.7%)		
Lockheed Martin Corp., 8.20%, 12/1/09	$ 7,450,000	$ 9,207
Raytheon Co., 7.20%, 8/15/27	8,705,000	9,515
Total		**18,722**
Auto Related (0.4%)		
Toyota Motor Credit Corp., 5.65%, 1/15/07	9,750,000	10,594
Total		**10,594**
Beverages, Malt Beverages (1.3%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	5,154
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,121
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	8,975,000	9,649
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,525
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	10,971
Total		**31,420**
Broad Woven Fabric Mills, Manmade (0.0%)		
++Polysindo International Finance, 11.375%, 6/15/06	6,500,000	455
Total		**455**
Commercial Banks (0.4%)		
++Banco Montevideo, 8.40%, 4/30/08 144A	6,250,000	1,125
Bank of America Corp., 7.40%, 1/15/11	2,668,000	3,143
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	5,444
Total		**9,712**
Crude Petroleum and Natural Gas (0.7%)		
Occidental Petroleum, 6.75%, 1/15/12	11,017,000	12,549
Occidental Petroleum, 8.45%, 2/15/29	4,751,000	6,095
Total		**18,644**
Diversified Industrials (0.3%)		
United Technologies Corp., 6.10%, 5/15/12	7,840,000	8,766
Total		**8,766**
Drilling Oil and Gas Wells (0.3%)		
Transocean, Inc., 7.50%, 4/15/31	5,844,000	6,704
Total		**6,704**

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Electric and Other Services Combined (0.1%)		
Wisconsin Public Service, 4.875%, 12/1/12	$ 3,250,000	$ 3,292
Total		**3,292**
Electric Services (1.2%)		
Atlantic City Electric, 6.625%, 8/1/13	4,000,000	4,395
Exelon Generation Co. LLC, 6.95%, 6/15/11	11,787,000	12,743
Public Service Electric & Gas Co., 6.875%, 1/1/03	9,000,000	9,000
South Carolina Electric & Gas, 6.125%, 3/1/09	3,000,000	3,341
Total		**29,479**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	5,100,000	5,315
Total		**5,315**
Enviromental Controls (0.1%)		
Pall Corp., 6.00%, 8/1/12 144A	2,500,000	2,673
Total		**2,673**
Finance Services (0.8%)		
Credit Suisse First Boston USA, Inc., 4.625%, 1/15/08	8,050,000	8,160
General Motors Acceptance Corp., 6.875%, 8/28/12	11,900,000	11,730
Total		**19,890**
Fire, Marine and Casualty Insurance (0.4%)		
Allstate Corp., 6.125%, 12/15/32	2,520,000	2,567
Progressive Corp., 6.25%, 12/1/32	8,475,000	8,695
Total		**11,262**
Food Retailers (0.3%)		
Delhaize America Inc., 8.125%, 4/15/11	8,000,000	7,740
Total		**7,740**
Foreign Government Bonds (0.3%)		
Province of Quebec, 6.50%, 1/17/06	7,500,000	8,312
Total		**8,312**
Grocery Stores (0.2%)		
The Kroger Co., 7.50%, 4/1/31	5,000,000	5,593
Total		**5,593**
Metal Mining (0.1%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,500,000	2,731
Total		**2,731**

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Motor Vehicle Parts Accessories (0.4%)		
TRW, Inc., 7.125%, 6/1/09	$ 3,047,000	$ 3,407
TRW, Inc., 7.75%, 6/1/29	6,591,000	7,774
Total		**11,181**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	1,918,000	2,060
Total		**2,060**
National Commercial Banks (0.2%)		
Bank One Corp., 5.25%, 1/30/13	5,000,000	5,147
Total		**5,147**
News Dealers and Newsstands (0.1%)		
News America Holdings, 7.75%, 12/1/45	3,050,000	2,997
Total		**2,997**
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	5,000,000	5,534
Total		**5,534**
Oil and Gas Extraction (0.2%)		
Chevron Corp., 6.625%, 10/1/04	4,750,000	5,113
Total		**5,113**
Oil and Gas Field Machinery (0.2%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	4,750,000	4,803
Total		**4,803**
Pharmaceuticals (1.3%)		
Eli Lilly & Co., 5.50%, 7/15/06	4,800,000	5,184
Eli Lilly & Co., 7.125%, 6/1/25	5,180,000	6,114
Johnson & Johnson, 6.625%, 9/1/09	2,800,000	3,264
Merck & Co., Inc., 5.95%, 12/1/28	3,774,000	3,991
Pfizer, Inc., 5.625%, 2/1/06	11,300,000	12,338
Total		**30,891**
Plastics Materials and Resins (0.3%)		
Eastman Chemical, 7.00%, 4/15/12	6,580,000	7,427
Total		**7,427**
Plumbing Fixture Fittings/Trim (0.1%)		
Masco Corp., 4.625%, 8/15/07	750,000	774
Masco Corp., 6.50%, 8/15/32	1,250,000	1,285
Total		**2,059**
Retail — Retail Stores (0.3%)		
Limited Brands, 6.125%, 12/1/12	6,900,000	7,263
Total		**7,263**
Search and Navigation Equipment (0.1%)		
Raytheon Co., 6.75%, 3/15/18	1,648,000	1,727
Total		**1,727**

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Telephone Communications (0.3%)		
Alltel Corp., 7.00%, 7/1/12	$ 2,160,000	$ 2,489
Alltel Corp., 7.875%, 7/1/32	4,875,000	5,982
Total		**8,471**
Total Corporate Bonds (Cost: $284,627)		**295,977**

Government (Domestic and Foreign) and Agency Bonds (28.3%)		
Federal Government and Agencies (28.3%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	3,767
Aid-Israel, 0.00%, 11/15/23	11,500,000	3,508
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,556
Federal Home Loan Mortgage Corporation, 6.50%, 4/1/11	5,413,505	5,748
Federal Home Loan Mortgage Corporation, 7.00%, 3/15/07	2,170,929	2,241
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	3,890,402	4,159
Federal National Mortgage Association, 5.97%, 10/1/08	1,662,760	1,825
Federal National Mortgage Association, 6.24%, 2/1/06	4,639,725	5,021
Federal National Mortgage Association, 6.265%, 10/1/08	5,458,292	6,072
Federal National Mortgage Association, 6.315%, 3/1/06	4,903,013	5,324
Federal National Mortgage Association, 6.34%, 2/1/08	3,925,255	4,361
Federal National Mortgage Association, 6.43%, 6/1/08	6,920,635	7,730
Federal National Mortgage Association, 6.75%, 11/1/07	2,953,722	3,327
Federal National Mortgage Association, 6.75%, 4/25/18	4,661,753	4,976
Federal National Mortgage Association, 6.75%, 12/25/23	6,500,000	6,781
Federal National Mortgage Association, 6.835%, 7/1/03	1,960,881	1,965
Federal National Mortgage Association, 6.895%, 5/1/06	5,758,273	6,356
Federal National Mortgage Association, 6.90%, 4/1/06	2,322,728	2,560
Federal National Mortgage Association, 7.00%, 6/1/03	551,124	560
Federal National Mortgage Association, 7.00%, 6/25/10	1,080,100	1,078
Federal National Mortgage Association, 7.00%, 4/1/26	4,963,174	5,250
Federal National Mortgage Association, 7.025%, 9/1/05	1,845,033	2,009
Federal National Mortgage Association, 7.25%, 5/1/04	1,501,550	1,569
Federal National Mortgage Association, 8.40%, 2/25/09	966,350	966

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 11.00%, 12/1/12	$ 34,223	$ 40
Federal National Mortgage Association, 11.00%, 9/1/17	237,506	281
Federal National Mortgage Association, 11.00%, 12/1/17	25,249	30
Federal National Mortgage Association, 11.00%, 2/1/18	112,807	134
Federal National Mortgage Association, 11.50%, 4/1/18	173,177	208
Federal National Mortgage Association, 12.00%, 9/1/12	342,847	409
Federal National Mortgage Association, 12.00%, 12/1/12	80,253	96
Federal National Mortgage Association, 12.00%, 9/1/17	100,643	122
Federal National Mortgage Association, 12.00%, 10/1/17	73,964	90
Federal National Mortgage Association, 12.00%, 12/1/17	84,571	103
Federal National Mortgage Association, 12.00%, 2/1/18	122,197	148
Federal National Mortgage Association, 12.50%, 4/1/18	71,826	88
Federal National Mortgage Association, 13.00%, 11/1/12	60,792	74
Federal National Mortgage Association, 13.00%, 11/1/17	62,609	77
Federal National Mortgage Association, 13.00%, 12/1/17	65,732	81
Federal National Mortgage Association, 13.00%, 2/1/18	140,725	174
Federal National Mortgage Association, 14.00%, 12/1/17	32,641	41
Government National Mortgage Association, 5.50%, 1/15/32	967,638	995
Government National Mortgage Association, 5.50%, 2/15/32	7,024,162	7,220
Government National Mortgage Association, 5.50%, 9/15/32	243,855	251
Government National Mortgage Association, 7.00%, 5/15/23	3,606,366	3,850
Government National Mortgage Association, 7.00%, 6/15/23	340,038	363
Government National Mortgage Association, 7.00%, 7/15/23	422,002	451
Government National Mortgage Association, 7.00%, 8/15/23	6,562	7
Government National Mortgage Association, 7.00%, 9/15/23	161,956	173
Government National Mortgage Association, 7.00%, 10/15/23	148,758	159
Government National Mortgage Association, 7.00%, 11/15/23	736,475	786
Government National Mortgage Association, 7.00%, 12/15/27	174,249	185

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.00%, 1/15/28	$ 221,293	$ 235
Government National Mortgage Association, 7.00%, 2/15/28	49,997	53
Government National Mortgage Association, 7.00%, 3/15/28	53,450	57
Government National Mortgage Association, 7.00%, 4/15/28	331,515	352
Government National Mortgage Association, 7.00%, 5/15/28	472,319	502
Government National Mortgage Association, 7.00%, 6/15/28	1,347,094	1,429
Government National Mortgage Association, 7.00%, 7/15/28	1,928,235	2,048
Government National Mortgage Association, 7.50%, 1/15/23	263,626	284
Government National Mortgage Association, 7.50%, 6/15/23	142,271	153
Government National Mortgage Association, 7.50%, 6/15/24	2,872	3
Government National Mortgage Association, 7.50%, 7/15/24	117,817	126
Government National Mortgage Association, 7.50%, 8/15/25	5,109	5
Government National Mortgage Association, 7.50%, 9/15/25	67,300	72
Government National Mortgage Association, 7.50%, 11/15/25	2,203	2
Government National Mortgage Association, 7.50%, 12/15/25	153,010	164
Government National Mortgage Association, 7.50%, 1/15/26	5,369	6
Government National Mortgage Association, 7.50%, 3/15/26	218,553	234
Government National Mortgage Association, 7.50%, 6/15/26	230,598	247
Government National Mortgage Association, 7.50%, 9/15/26	4,294	5
Government National Mortgage Association, 7.50%, 10/15/26	26,720	29
Government National Mortgage Association, 7.50%, 12/15/26	309,303	331
Government National Mortgage Association, 7.50%, 1/15/27	10,199	11
Government National Mortgage Association, 7.50%, 2/15/27	144,645	155
Government National Mortgage Association, 7.50%, 3/15/27	13,027	14
Government National Mortgage Association, 7.50%, 4/15/27	508,878	544
Government National Mortgage Association, 7.50%, 5/15/27	179,000	191
Government National Mortgage Association, 7.50%, 7/15/27	141,036	151
Government National Mortgage Association, 7.50%, 12/15/27	29,900	32

Balanced Portfolio

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.50%, 7/15/28	$ 75,557	$ 81
Government National Mortgage Association, 8.00%, 7/15/27	66,022	72
Government National Mortgage Association, 8.00%, 9/15/24	138,964	152
Government National Mortgage Association, 8.00%, 5/15/26	173,666	189
Government National Mortgage Association, 8.00%, 6/15/26	154,061	168
Government National Mortgage Association, 8.00%, 7/15/26	222,983	242
Government National Mortgage Association, 8.00%, 8/15/26	77,780	85
Government National Mortgage Association, 8.00%, 9/15/26	137,943	150
Government National Mortgage Association, 8.00%, 10/15/26	281,786	307
Government National Mortgage Association, 8.00%, 11/15/26	68,403	75
Government National Mortgage Association, 8.00%, 12/15/26	104,945	114
Government National Mortgage Association, 8.00%, 4/15/27	279,025	304
Government National Mortgage Association, 8.00%, 6/15/27	59,413	65
Government National Mortgage Association, 8.00%, 7/20/28	627,889	676
Government National Mortgage Association, 8.50%, 5/15/22	1,389	2
Government National Mortgage Association, 8.50%, 9/15/22	1,954	2
Government National Mortgage Association, 8.50%, 10/15/22	8,843	9
Government National Mortgage Association, 8.50%, 12/15/22	6,106	7
Government National Mortgage Association, 8.50%, 6/15/24	3,745	4
Government National Mortgage Association, 8.50%, 7/15/24	8,304	9
Government National Mortgage Association, 8.50%, 8/15/24	23,075	25
Government National Mortgage Association, 8.50%, 12/15/24	2,023	2
Government National Mortgage Association, 8.50%, 1/15/25	39,287	43
Government National Mortgage Association, 8.50%, 2/15/25	8,448	9
Government National Mortgage Association, 8.50%, 11/15/25	3,142	3
Government National Mortgage Association, 8.50%, 1/15/26	17,395	19
Government National Mortgage Association, 8.50%, 2/15/26	1,919	2
Government National Mortgage Association, 8.50%, 3/15/26	7,302	8

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.50%, 4/15/26	$ 34,281	$ 37
Government National Mortgage Association, 8.50%, 5/15/26	4,061	4
Government National Mortgage Association, 11.00%, 1/15/18	2,795,351	3,242
Government National Mortgage Association TBA, 5.50%, 1/1/25	15,000,000	15,384
Government National Mortgage Association TBA, 5.50%, 12/1/25	15,900,000	15,997
Government National Mortgage Association TBA, 5.50%, 2/15/32	61,000,000	62,316
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,927
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	2,096,977	2,165
US Treasury, 2.125%, 10/31/04	1,025,000	1,036
US Treasury, 3.00%, 1/31/04	14,795,000	15,070
US Treasury, 3.25%, 12/31/03	51,900,000	52,938
US Treasury, 3.25%, 8/15/07	1,465,000	1,501
US Treasury, 3.50%, 11/15/06	11,250,000	11,707
US Treasury, 3.625%, 3/31/04	58,520,000	60,202
US Treasury, 3.875%, 6/30/03	18,827,000	19,075
US Treasury, 4.375%, 5/15/07	6,688,000	7,182
US Treasury, 4.625%, 2/28/03	13,022,000	13,091
US Treasury, 4.75%, 11/15/08	16,257,000	17,746
US Treasury, 5.25%, 5/15/04	25,875,000	27,255
US Treasury, 6.25%, 5/15/30	9,965,000	11,925
US Treasury Inflation Index Bond, 3.375%, 1/15/07	17,842,290	19,323
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,168,771	28,712
US Treasury Inflation Index Bond, 3.625%, 4/15/28	7,285,655	8,525
US Treasury Inflation Index Bond, 3.875%, 4/15/29	85,612,513	104,689
US Treasury Inflation Index Bond, 4.25%, 1/15/10	73,272,720	83,566
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,732
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $668,798)		**723,951**

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Auto Related (0.0%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	603,600	624
Total		**624**

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	$ 456,758	$ 463
Total		**463**
Commercial Banks (0.1%)		
Nationsbank Lease Pass-Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	1,641,406	1,834
Total		**1,834**
Commercial Mortgages (4.0%)		
Asset Securitization Corp., Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	5,177,199	31
Asset Securitization Corp., Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	79,473,178	880
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	20,898,243	1,405
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	8,500,000	9,484
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,797
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.644%, 12/15/07	2,500,000	2,764
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	2,883,950	3,212
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/07 144A	3,250,000	3,689
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,500,000	7,029
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	5,661
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	237,037,014	7,311
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/17 IO 144A	16,704,771	314
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	20,874,068	920
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	16,939

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.28%, 3/20/07	$19,000,000	$ 21,595
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.99%, 3/17/28	15,000,000	17,309
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	920
Total		**102,260**
Credit Card Asset Backed (0.6%)		
Citibank Credit Card Master Trust I, Series 1997-6, Class A, 0.00%, 8/15/06	17,000,000	16,534
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	2,771,293	14
Total		**16,548**
Franchise Loan Receivables (0.1%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	32,707,836	1,063
Global Franchise Trust, Series 1998-1, Class A1, 6.35%, 4/10/04 144A	448,873	440
Total		**1,503**
Home Equity Loan (0.1%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,096,751	2,164
Total		**2,164**
Residential Mortgages (0.0%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,807,513	182
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	5,287,262	529
Total		**711**
Retail — Retail Stores (0.5%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.40%, 1/20/17	10,776,324	12,608
Total		**12,608**
Total Mortgage/Asset Backed Securities (Cost: $138,452)		**138,715**
Common Stock (40.1%)		
Consumer Discretionary (5.4%)		
* American Greetings Corp. — Class A	8,300	131
* AOL Time Warner, Inc.	564,400	7,394
* AutoZone, Inc.	12,475	881

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
* Bed Bath & Beyond, Inc.	36,900	$ 1,274
* Best Buy Co., Inc.	40,600	980
* Big Lots, Inc.	14,600	193
The Black & Decker Corp.	10,200	437
Brunswick Corp.	11,400	226
Carnival Corp.	74,173	1,851
Centex Corp.	7,800	392
Circuit City Stores, Inc.	26,500	197
*Clear Channel Communications, Inc.	77,450	2,888
*Comcast Corp. — Class A	289,837	6,831
Cooper Tire & Rubber Co.	9,300	143
*Costco Wholesale Corp.	57,552	1,615
Dana Corp.	18,815	221
Darden Restaurants, Inc.	21,649	443
Delphi Automotive Systems Corp.	70,769	570
Dillard's, Inc. — Class A	10,636	169
Dollar General Corp.	42,165	504
Dow Jones & Company, Inc.	10,680	462
Eastman Kodak Co.	36,917	1,294
*eBay, Inc.	38,600	2,618
Family Dollar Stores, Inc.	21,900	683
*Federated Department Stores, Inc.	25,512	734
Ford Motor Co.	230,507	2,144
Fortune Brands, Inc.	18,933	881
Gannett Co., Inc.	33,750	2,423
The Gap, Inc.	110,025	1,708
General Motors Corp.	70,825	2,611
Genuine Parts Co.	22,075	680
The Goodyear Tire & Rubber Co.	22,200	151
Harley-Davidson, Inc.	38,275	1,768
*Harrah's Entertainment, Inc.	14,150	560
Hasbro, Inc.	21,875	253
Hilton Hotels Corp.	47,550	604
The Home Depot, Inc.	297,897	7,138
*International Game Technology	11,000	835
The Interpublic Group of Companies, Inc.	48,500	683
J. C. Penney Company, Inc.	33,825	778
Johnson Controls, Inc.	11,200	898
*Jones Apparel Group, Inc.	16,300	578
KB Home	6,300	270
Knight-Ridder, Inc.	10,550	667
*Kohl's Corp.	42,533	2,380
Leggett & Platt, Inc.	24,767	556
The Limited, Inc.	65,913	918
Liz Claiborne, Inc.	13,500	400
Lowe's Companies, Inc.	98,450	3,692
Marriott International, Inc. — Class A	30,600	1,006
Mattel, Inc.	55,260	1,058
The May Department Stores Co.	36,400	836
Maytag Corp.	9,867	281
McDonald's Corp.	161,271	2,593

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
The McGraw-Hill Companies, Inc.	24,540	$ 1,483
Meredith Corp.	6,300	259
The New York Times Co. — Class A	19,192	878
Newell Rubbermaid, Inc.	33,811	1,025
NIKE, Inc. — Class B	33,700	1,499
Nordstrom, Inc.	17,033	323
* Office Depot, Inc.	39,143	578
Omnicom Group, Inc.	23,800	1,537
Pulte Corp.	7,700	369
RadioShack Corp.	21,667	406
*Reebok International, Ltd.	7,600	223
Sears, Roebuck & Co.	39,950	957
The Sherwin-Williams Co.	19,060	538
Snap-On Inc.	7,417	208
The Stanley Works	10,850	375
*Staples, Inc.	59,150	1,082
*Starbucks Corp.	49,150	1,002
Starwood Hotels & Resorts Worldwide, Inc.	25,200	598
Target Corp.	114,743	3,442
Tiffany & Co.	18,433	441
The TJX Companies, Inc.	68,300	1,333
*TMP Worldwide, Inc.	14,133	160
*Toys "R" Us, Inc.	26,850	269
Tribune Co.	38,231	1,738
Tupperware Corp.	7,400	112
*Univision Communications, Inc. — Class A	29,000	711
V. F. Corp.	13,843	499
*Viacom, Inc. — Class B	223,161	9,096
Visteon Corp.	16,512	115
Wal-Mart Stores, Inc.	562,433	28,407
The Walt Disney Co.	258,033	4,209
Wendy's International, Inc.	14,650	397
Whirlpool Corp.	8,650	452
*Yum! Brands, Inc.	37,580	910
Total		**138,112**
Consumer Staples (3.8%)		
Adolph Coors Co. — Class B	4,600	282
Alberto-Culver Co. — Class B	7,300	368
Albertson's, Inc.	51,495	1,146
Anheuser-Busch Companies, Inc.	109,819	5,315
Archer-Daniels-Midland Co.	82,375	1,021
Avon Products, Inc.	29,875	1,609
Brown-Forman Corp. — Class B	8,600	562
Campbell Soup Co.	51,854	1,217
The Clorox Co.	29,150	1,202
The Coca-Cola Co.	313,900	13,755
Coca-Cola Enterprises, Inc.	56,700	1,232
Colgate-Palmolive Co.	68,654	3,600
ConAgra Foods, Inc.	67,933	1,699
CVS Corp.	49,633	1,239
*Del Monte Foods Co.	19,821	153

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Staples continued		
General Mills, Inc.	46,533	$ 2,185
The Gillette Co.	133,765	4,061
H.J. Heinz Co.	44,383	1,459
Hershey Foods Corp.	17,250	1,163
Kellogg Co.	51,843	1,777
Kimberly-Clark Corp.	65,397	3,104
*The Kroger Co.	99,773	1,541
The Pepsi Bottling Group, Inc.	36,000	925
PepsiCo, Inc.	224,100	9,462
Philip Morris Companies, Inc.	267,304	10,834
The Procter & Gamble Co.	164,373	14,126
R.J. Reynolds Tobacco Holdings, Inc.	11,300	476
*Safeway, Inc.	55,800	1,303
Sara Lee Corp.	99,184	2,233
SUPERVALU, Inc.	16,950	280
SYSCO Corp.	83,850	2,498
UST, Inc.	21,433	717
Walgreen Co.	129,554	3,782
Winn-Dixie Stores, Inc.	17,750	271
Wm. Wrigley Jr. Co.	28,533	1,566
Total		**98,163**
Energy (2.4%)		
Amerada Hess Corp.	11,300	622
Anadarko Petroleum Corp.	31,377	1,503
Apache Corp.	18,200	1,037
Ashland, Inc.	8,700	248
Baker Hughes, Inc.	42,640	1,373
*BJ Services Co.	19,800	640
Burlington Resources, Inc.	25,486	1,087
ChevronTexaco Corp.	135,084	8,980
ConocoPhillips	85,603	4,142
Devon Energy Corp.	19,800	909
EOG Resources, Inc.	14,640	584
Exxon Mobil Corp.	854,471	29,855
Halliburton Co.	55,185	1,033
Kerr-McGee Corp.	12,657	561
Marathon Oil Corp.	39,191	834
*Nabors Industries, Ltd.	18,250	644
*Noble Corp.	16,950	596
Occidental Petroleum Corp.	47,580	1,354
*Rowan Companies, Inc.	11,850	269
Schlumberger Ltd.	73,033	3,074
Sunoco, Inc.	9,650	320
*Transocean Sedco Forex, Inc.	40,354	936
Unocal Corp.	32,633	998
Total		**61,599**
Financials (8.2%)		
ACE Ltd.	33,200	974
AFLAC Inc.	65,450	1,971
The Allstate Corp.	89,269	3,302
Ambac Financial Group, Inc.	13,400	754
American Express Co.	168,000	5,939
American International Group, Inc.	330,090	19,095

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Financials continued		
AmSouth Bancorporation	45,345	$ 871
Aon Corp.	38,575	729
Bank of America Corp.	190,020	13,220
The Bank of New York Company, Inc.	91,820	2,200
Bank One Corp.	148,345	5,422
BB&T Corp.	61,100	2,260
The Bear Stearns Companies, Inc.	12,445	739
Capital One Financial Corp.	28,000	832
The Charles Schwab Corp.	172,586	1,873
Charter One Financial, Inc.	29,071	835
The Chubb Corp.	21,750	1,135
Cincinnati Financial Corp.	20,480	769
Citigroup, Inc.	639,974	22,520
Comerica, Inc.	22,100	956
Countrywide Credit Industries, Inc.	15,900	821
Equity Office Properties Trust	53,000	1,324
Equity Residential Properties Trust	34,800	855
Fannie Mae	125,829	8,095
Fifth Third Bancorp	73,343	4,294
First Tennessee National Corp.	16,000	575
FleetBoston Financial Corp.	132,528	3,220
Franklin Resources, Inc.	32,850	1,120
Freddie Mac	88,014	5,197
Golden West Financial Corp.	19,550	1,404
The Goldman Sachs Group, Inc.	60,900	4,147
The Hartford Financial Services Group, Inc.	31,350	1,424
Household International, Inc.	57,525	1,600
Huntington Bancshares, Inc.	30,400	569
J.P. Morgan Chase & Co.	252,062	6,049
Jefferson-Pilot Corp.	18,653	711
John Hancock Financial Services, Inc.	36,700	1,024
KeyCorp	53,925	1,356
Lehman Brothers Holdings, Inc.	30,756	1,639
Lincoln National Corp.	23,260	735
Loews Corp.	23,533	1,046
Marsh & McLennan Companies, Inc.	67,780	3,132
Marshall & Ilsley Corp.	26,600	728
MBIA, Inc.	18,650	818
MBNA Corp.	161,595	3,074
Mellon Financial Corp.	55,009	1,436
Merrill Lynch & Co., Inc.	109,400	4,152
MetLife, Inc.	88,715	2,399
MGIC Investment Corp.	13,000	537
Moody's Corp.	19,600	809
Morgan Stanley	138,531	5,530
National City Corp.	77,279	2,111
North Fork Bancorporation, Inc.	20,700	698
Northern Trust Corp.	28,050	983
Plum Creek Timber Company, Inc.	23,400	552

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Financials continued		
The PNC Financial Services Group, Inc.	35,900	$ 1,504
Principal Financial Group, Inc.	43,900	1,323
The Progressive Corp.	27,500	1,365
*Providian Financial Corp.	36,443	237
Prudential Financial, Inc.	73,400	2,330
Regions Financial Corp.	27,990	934
SAFECO Corp.	17,350	602
Simon Property Group, Inc.	23,500	801
SLM Corp.	19,586	2,034
SouthTrust Corp.	43,833	1,089
The St. Paul Companies, Inc.	28,620	975
State Street Corp.	41,000	1,599
*Stilwell Financial, Inc.	28,071	367
SunTrust Banks, Inc.	36,067	2,053
Synovus Financial Corp.	37,450	727
T. Rowe Price Group, Inc.	15,500	423
Torchmark Corp.	15,050	550
*Travelers Property Casualty CL B	126,430	1,852
U.S. Bancorp	242,109	5,138
Union Planters Corp.	25,312	712
UnumProvident Corp.	30,506	535
Wachovia Corp.	173,357	6,317
Washington Mutual, Inc.	122,338	4,224
Wells Fargo & Co.	214,785	10,067
XL Capital, Ltd. — Class A	17,200	1,329
Zions Bancorporation	11,600	456
Total		**210,103**
Health Care (6.0%)		
Abbott Laboratories	197,525	7,901
Aetna, Inc.	18,979	780
Allergan, Inc.	16,333	941
AmerisourceBergen Corp.	13,400	728
*Amgen, Inc.	161,623	7,813
*ANTHEM, INC.	17,800	1,120
Applera Corp. — Applied Biosystems Group	26,867	471
Bausch & Lomb, Inc.	6,800	245
Baxter International, Inc.	76,300	2,136
Becton, Dickinson and Co.	32,450	996
*Biogen, Inc.	18,800	753
Biomet, Inc.	33,255	953
*Boston Scientific Corp.	51,490	2,189
Bristol-Myers Squibb Co.	244,944	5,670
C. R. Bard, Inc.	6,550	380
Cardinal Health, Inc.	57,150	3,383
*Chiron Corp.	23,878	898
CIGNA Corp.	17,671	727
Eli Lilly and Co.	142,066	9,021
*Forest Laboratories, Inc.	22,767	2,236
*Genzyme Corp.	27,100	801
*Guidant Corp.	38,612	1,191
HCA, Inc.	65,515	2,719
Health Management Associates, Inc.	30,100	539

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Health Care continued		
*HEALTHSOUTH Corp.	50,100	$ 210
*Humana, Inc.	21,400	214
IMS Health, Inc.	35,833	573
Johnson & Johnson	376,223	20,207
*King Pharmaceuticals, Inc.	30,766	529
*Manor Care, Inc.	12,400	231
McKesson HBOC, Inc.	36,693	992
*MedImmune, Inc.	31,700	861
Medtronic, Inc.	153,400	6,995
Merck & Co., Inc.	284,500	16,106
*Millipore Corp.	6,100	207
Pfizer, Inc.	782,690	23,928
Pharmacia Corp.	163,121	6,818
*Quest Diagnostics, Inc.	12,300	700
*Quintiles Transnational Corp.	14,900	180
Schering-Plough Corp.	185,450	4,117
*St. Jude Medical, Inc.	22,400	890
Stryker Corp.	24,950	1,675
*Tenet Healthcare Corp.	61,850	1,014
UnitedHealth Group, Inc.	38,414	3,208
*Watson Pharmaceuticals, Inc.	13,500	382
*Wellpoint Health Networks, Inc. — Class A	18,400	1,309
Wyeth	167,571	6,267
*Zimmer Holdings, Inc.	24,673	1,024
Total		**153,228**
Industrials (4.6%)		
3M Co.	49,312	6,080
*Allied Waste Industries, Inc.	24,950	250
*American Power Conversion Corp.	24,750	375
*American Standard Companies, Inc.	9,100	647
*AMR Corp.	19,600	129
*Apollo Group, Inc. — Class A	21,900	964
Automatic Data Processing, Inc.	78,400	3,077
Avery Dennison Corp.	13,850	846
The Boeing Co.	106,118	3,501
Burlington Northern Santa Fe Corp.	48,108	1,251
Caterpillar, Inc.	43,512	1,989
*Cendant Corp.	131,573	1,379
Cintas Corp.	21,467	982
*Concord EPS, Inc.	64,900	1,022
*Convergys Corp.	21,850	331
Cooper Industries, Ltd.	11,800	430
Crane Co.	7,525	150
CSX Corp.	26,950	763
Cummins, Inc.	5,200	146
Danaher Corp.	19,100	1,255
Deere & Co.	30,140	1,382
Delta Air Lines, Inc.	15,533	188
Deluxe Corp.	7,912	333
Dover Corp.	25,633	747
Eaton Corp.	8,900	695

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Industrials continued		
Emerson Electric Co.	53,225	$ 2,706
Equifax, Inc.	18,200	421
FedEx Corp.	37,640	2,041
First Data Corp.	95,722	3,390
*Fiserv, Inc.	24,325	826
Fluor Corp.	10,200	286
General Dynamics Corp.	25,500	2,024
General Electric Co.	1,258,098	30,636
Goodrich Corp.	14,600	267
H&R Block, Inc.	22,850	919
Honeywell International, Inc.	103,550	2,485
Illinois Tool Works, Inc.	38,700	2,510
Ingersoll-Rand Co.—Class A	21,370	920
ITT Industries, Inc.	11,600	704
Lockheed Martin Corp.	57,522	3,322
Masco Corp.	62,700	1,320
*McDermott International, Inc.	8,000	35
*Navistar International Corp.	7,620	185
*Norfolk Southern Corp.	49,143	982
Northrop Grumman Corp.	23,031	2,234
PACCAR, Inc.	14,685	677
Pall Corp.	15,516	259
Parker-Hannifin Corp.	14,900	687
Paychex, Inc.	47,540	1,326
Pitney Bowes, Inc.	30,127	984
*Power-One, Inc.	10,000	57
R. R. Donnelley & Sons Co.	14,333	312
Raytheon Co.	50,900	1,565
*Robert Half International, Inc.	22,160	357
Rockwell Automation, Inc.	23,450	486
Rockwell Collins, Inc.	23,150	538
Ryder System, Inc.	7,900	177
*Sabre Holdings Corp. — Class A	18,309	332
Southwest Airlines Co.	97,695	1,358
Textron, Inc.	17,450	750
*Thomas & Betts Corp.	7,400	125
Tyco International, Ltd.	252,283	4,309
Union Pacific Corp.	31,940	1,912
United Parcel Service, Inc.	141,200	8,908
United Technologies Corp.	59,633	3,694
W.W. Grainger, Inc.	11,800	608
Waste Management, Inc.	77,297	1,772
Total		**118,318**
Information Technology (5.8%)		
*ADC Telecommunications, Inc.	100,350	210
Adobe Systems, Inc.	30,375	757
*Advanced Micro Devices, Inc.	43,300	280
*Agilent Technologies, Inc.	58,688	1,054
*Altera Corp.	48,265	596
*Analog Devices, Inc.	46,243	1,104
*Andrew Corp.	12,362	127
*Apple Computer, Inc.	45,400	651
*Applied Materials, Inc.	208,000	2,710
*Applied Micro Circuits Corp.	38,100	141

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Information Technology continued		
Autodesk, Inc.	14,466	$ 207
*Avaya, Inc.	45,612	112
*BMC Software, Inc.	30,440	521
*Broadcom Corp. — Class A	34,600	521
*CIENA Corp.	54,400	280
*Cisco Systems, Inc.	925,167	12,119
*Citrix Systems, Inc.	22,080	272
Computer Associates International, Inc.	73,032	986
*Computer Sciences Corp.	21,650	746
*Compuware Corp.	47,543	228
*Comverse Technology, Inc.	23,600	236
*Corning, Inc.	145,200	481
*Dell Computer Corp.	328,067	8,772
*Electronic Arts, Inc.	17,600	876
Electronic Data Systems Corp.	60,700	1,119
*EMC Corp.	278,586	1,711
*Gateway, Inc.	40,950	129
Hewlett-Packard Co.	385,867	6,698
Intel Corp.	842,743	13,121
International Business Machines Corp.	214,210	16,600
*Intuit, Inc.	26,800	1,257
*Jabil Circuit, Inc.	25,033	449
*JDS Uniphase Corp.	172,000	425
*KLA-Tencor Corp.	23,900	845
*Lexmark International Group, Inc. — Class A	16,000	968
Linear Technology Corp.	40,150	1,033
*LSI Logic Corp.	47,000	271
*Lucent Technologies, Inc.	434,062	547
Maxim Integrated Products, Inc.	40,800	1,348
*Mercury Interactive Corp.	10,600	314
*Micron Technology, Inc.	76,350	744
*Microsoft Corp.	684,800	35,403
Molex, Inc.	24,475	564
Motorola, Inc.	290,719	2,515
*National Semiconductor Corp.	22,843	343
*NCR Corp.	12,400	294
*Network Appliance, Inc.	42,600	426
*Novell, Inc.	45,800	153
*Novellus Systems, Inc.	18,300	514
*Nvidia Corp.	19,300	222
*Oracle Corp.	687,050	7,419
*Parametric Technology Corp.	32,920	83
*PeopleSoft, Inc.	39,500	723
PerkinElmer, Inc.	15,800	130
*PMC-Sierra, Inc.	21,000	117
*QLogic Corp.	11,850	409
*QUALCOMM, Inc.	98,233	3,575
*Rational Software Corp.	24,400	254
*Sanmina-SCI Corp.	66,200	297
Scientific-Atlanta, Inc.	19,800	235
*Siebel Systems, Inc.	60,400	452
*Solectron Corp.	104,000	369
*Sun Microsystems, Inc.	410,454	1,277

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*SunGard Data Systems, Inc.	35,700	$ 841
Symbol Technologies, Inc.	28,950	238
*Tektronix, Inc.	11,240	204
*Tellabs, Inc.	51,908	377
*Teradyne, Inc.	23,150	301
Texas Instruments, Inc.	219,175	3,290
*Thermo Electron Corp.	21,100	425
*Unisys Corp.	40,850	404
*VERITAS Software Corp.	51,901	811
*Waters Corp.	16,600	362
*Xerox Corp.	92,300	743
*Xilinx, Inc.	42,700	880
*Yahoo!, Inc.	75,900	1,241
Total		**147,457**
Materials (1.1%)		
Air Products and Chemicals, Inc.	28,733	1,228
Alcoa, Inc.	106,743	2,432
Allegheny Technologies, Inc.	10,131	63
Ball Corp.	7,134	365
Bemis Company, Inc.	6,650	330
Boise Cascade Corp.	7,400	187
The Dow Chemical Co.	115,124	3,419
E. I. du Pont de Nemours and Co.	125,645	5,327
Eastman Chemical Co.	9,775	359
Ecolab, Inc.	16,400	812
Engelhard Corp.	16,300	364
*Freeport-McMoRan Copper & Gold, Inc. — Class B	18,319	307
Georgia-Pacific Corp.	29,058	470
Great Lakes Chemical Corp.	6,300	150
*Hercules, Inc.	13,800	121
International Flavors & Fragrances, Inc.	11,975	420
International Paper Co.	60,924	2,131
*Louisiana-Pacific Corp.	13,200	106
MeadWestvaco Corp.	25,314	626
Monsanto Co.	33,078	637
Newmont Mining Corp.	50,730	1,473
Nucor Corp.	9,867	408
*Pactiv Corp.	20,000	437
*Phelps Dodge Corp.	11,210	355
PPG Industries, Inc.	21,433	1,075
Praxair, Inc.	20,400	1,179
Rohm and Haas Co.	27,934	907
*Sealed Air Corp.	10,636	397
Sigma-Aldrich Corp.	9,300	453
Temple-Inland, Inc.	6,800	305
United States Steel Corp.	12,850	169
Vulcan Materials Co.	12,800	480
Weyerhaeuser Co.	27,720	1,364
Worthington Industries, Inc.	10,850	165
Total		**29,021**
Telecommunication Services (1.7%)		
ALLTEL Corp.	39,343	2,006
AT&T Corp.	97,274	2,540

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Telecommunication Services continued		
*AT&T Wireless Services, Inc.	342,416	$ 1,935
BellSouth Corp.	236,635	6,122
CenturyTel, Inc.	17,900	526
*Citizens Communications Co.	35,600	376
*Nextel Communications, Inc. — Class A	115,133	1,330
*Qwest Communications International, Inc.	212,020	1,060
SBC Communications, Inc.	420,433	11,398
Sprint Corp.	112,891	1,635
*Sprint Corp. (PCS Group)	126,040	552
Verizon Communications, Inc.	345,038	13,369
Total		**42,849**
Utilities (1.1%)		
*The AES Corp.	68,675	207
*Allegheny Energy, Inc.	15,900	120
Ameren Corp.	18,333	762
American Electric Power Company, Inc.	42,820	1,170
*Calpine Corp.	47,640	155
CenterPoint Energy, Inc.	38,326	326
Cinergy Corp.	21,238	716
CMS Energy Corp.	18,200	172
Consolidated Edison, Inc.	26,925	1,153
Constellation Energy Group, Inc.	20,800	579
Dominion Resources, Inc.	38,525	2,115
DTE Energy Co.	21,150	981
Duke Energy Corp.	112,242	2,193
*Dynegy, Inc. — Class A	45,600	54
*Edison International	41,180	488
El Paso Corp.	73,917	514
Entergy Corp.	28,291	1,290
Exelon Corp.	40,762	2,151
FirstEnergy Corp.	37,674	1,242
FPL Group, Inc.	23,043	1,386
KeySpan Corp.	17,900	631
Kinder Morgan, Inc.	15,433	652
*Mirant Corp.	50,784	96
Nicor, Inc.	5,550	189
NiSource, Inc.	30,784	616
Peoples Energy Corp.	4,500	174
*PG&E Corp.	49,675	690
Pinnacle West Capital Corp.	10,900	372
PPL Corp.	20,433	709
Progress Energy, Inc.	29,879	1,295
Public Service Enterprise Group, Inc.	28,040	900
Sempra Energy	25,859	612
The Southern Co.	89,600	2,544
TECO Energy, Inc.	21,900	339
TXU Corp.	39,015	729
The Williams Companies, Inc.	65,200	176
Xcel Energy, Inc.	50,370	554
Total		**29,052**
Total Common Stock (Cost: $728,721)		**1,027,902**

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Agricultural Services (1.2%)		
#Cargill Inc., 1.31%, 1/22/03	$15,000,000	$ 14,988
#Cargill Inc., 1.33%, 1/23/03	15,000,000	14,988
Total		**29,976**
Asset-Backed Securities (CMO'S) (0.6%)		
#Fcar Owner Trust 1, 1.35%, 2/4/03	15,000,000	14,981
Total		**14,981**
Auto Related (1.0%)		
#General Motors Corp., 1.95%, 1/9/03	10,000,000	9,996
#Toyota Motor Credit Co., 1.31%, 1/30/03	15,000,000	14,984
Total		**24,980**
Diversified Business Finance (0.6%)		
#General Electric Capital, 1.31%, 2/14/03	15,000,000	14,976
Total		**14,976**
Federal Government and Agencies (1.1%)		
#Federal National Mortgage Association, 1.275%, 3/5/03	28,500,000	28,441
Total		**28,441**
Finance Lessors (1.2%)		
#Receivables Capital Corp., 1.35%, 2/7/03	15,000,000	14,979
#Receivables Capital Corp., 1.35%, 1/21/03	15,000,000	14,989
Total		**29,968**
Finance Services (2.8%)		
#Asset Securitization, 1.32%, 1/21/03	15,000,000	14,989
#Ciesco LP, 1.32%, 1/16/03	15,000,000	14,991
#Ciesco LP, 1.34%, 2/6/03	15,000,000	14,980
#Preferred Receivable Funding, 1.34%, 1/23/03	15,000,000	14,988
#Preferred Receivable Funding, 1.35%, 1/10/03	14,700,000	14,695
Total		**74,643**
Machinery (0.4%)		
John Deere Capital Corp., 1.64%, 1/7/03	10,000,000	9,997
Total		**9,997**

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Miscellaneous Business Credit Institutions (1.7%)		
# National Rural Utility C, 1.40%, 1/21/03	$15,000,000	$ 14,988
#Quincy Capital Corp., 1.35%, 1/6/03	15,000,000	14,998
# Toyota Motor Credit Co., 1.32%, 2/13/03	15,000,000	14,976
Total		**44,962**
Nonclassifiable Establishments (1.2%)		
# Thunder Bay Funding, Inc., 1.34%, 1/21/03	15,000,000	14,989
# Thunder Bay Funding, Inc., 1.35%, 2/18/03	15,000,000	14,973
Total		**29,962**
Passenger Car Rental (0.6%)		
# Delaware Funding Corp., 1.35%, 2/13/03	15,000,000	14,976
Total		**14,976**
Personal Credit Institutions (0.6%)		
# Salomon Smith Barney Hld, 1.34%, 1/30/03	15,100,000	15,084
Total		**15,084**
Pharmaceutical Preparations (0.4%)		
# Wyeth, 1.85%, 1/6/03	10,000,000	9,998
Total		**9,998**
Security Brokers and Dealers (1.2%)		
# Goldman Sachs Group, Inc., 1.78%, 2/3/03	15,000,000	14,976
# Morgan St. Dean Witter, 1.32%, 2/4/03	15,000,000	14,981
Total		**29,957**
Short Term Business Credit (5.0%)		
CXC Inc., 1.34%, 2/6/03	15,000,000	14,980
CXC Inc., 1.76%, 1/17/03	15,000,000	14,988
Old Line Funding Corp., 1.38%, 1/15/03	30,000,000	29,984
Quincy Capital Corp., 1.35%, 1/23/03	15,000,000	14,988
Transamerica Financial Corporation, 1.76%, 2/7/03	15,000,000	14,973
UBS Finance LLC, 1.2%, 1/2/03	24,960,000	24,958

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Short Term Business Credit *continued*		
UBS Finance LLC,		
1.3%, 1/28/03	$15,000,000	$ 14,985
Total		**129,856**
Tobacco Products (0.6%)		
Philip Morris Disc,		
1.33%, 1/30/03	15,000,000	14,984
Total		**14,984**
Total Money Market Investments (Cost: $517,737)		**517,741**
Total Investments (105.6%) (Cost $2,338,335)^		**2,704,286**
Other Assets, Less Liabilities (-5.6%)		**(142,757)**
Total Net Assets (100.0%)		**$2,561,529**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $2,357,594 and the net unrealized appreciation of investments based on that cost was $346,692 which is comprised of $552,721 aggregate gross unrealized appreciation and $206,029 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

* Non-Income Producing

++ Defaulted Security

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/02 $353,116)	1564	3/03	$(9,466)

The Accompanying Notes are an Integral Part of the Financial Statements

High Yield Bond Portfolio

Objective:
High current income and capital appreciation with moderate risk.

Portfolio Strategy:
Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.

Net Assets:
$137.55 million

Investing in a portfolio of high yield bonds provides investors who can accept a moderate level of risk with a high level of current income, coupled with the opportunity for capital gains. Holdings of particular interest include investments in entities that have the possibility of a positive event, such as a significant improvement in credit rating or earnings or a change in ownership. In a high yield portfolio, some credit losses over time are inevitable; high coupons and diversification across many holdings mitigate the impact of individual securities on the performance of the total Portfolio.

For 2002, the High Yield Bond Portfolio had a return of –2.89%, versus –1.36% for its benchmark, the Lehman Brothers High Yield Intermediate Market Index. These returns were better than the stock market, but substantially below investment-grade bonds. In the current market environment, with many defaults and downgrades of high yield bonds, it is especially difficult for managed funds to outperform the Index because defaulted bonds are removed from the Index, but they affect portfolio performance whether held in hope of recovery or written off.

The high yield bond market was quite turbulent during the year, with many defaults and widespread downward credit rating migration in response to deterioration in the financial situation of issuers. Volatility increased greatly as investment-grade bond investors attempted to sell very large issues that were downgraded to below investment-grade status. After a period of dismal performance, high yield bonds recovered markedly in the fourth quarter of 2002, as investor fears subsided, the stock market recovered, and credit spreads narrowed on expectations of improving fundamentals.

The Portfolio's performance relative to the Index has been negatively affected by holdings in three industry sectors: cable television, wireless communication and electric power producers. Each of these industries has been affected by well-publicized financial problems experienced by highly visible participants. In these sectors, prices of some bonds held by the Portfolio have fallen significantly, as technical trading factors have compounded the problems caused by fundamental deterioration. We evaluate each issue on its own merits, often keeping those bonds for which an eventual workout may create more value than a sale at current distressed levels, even though such a sale might boost the Portfolio's short-term performance.

The Portfolio's current strategic direction is focused largely on reducing risk by improving credit quality and emphasizing industries that are relatively stable, such as gaming, health care, publishing, home building, real estate and oil field services. As market conditions permit, we are reducing exposure to more volatile industries such as electric utilities, cable and wireless. We have increased the number of holdings in the Portfolio, in order to spread risk among many issues.

Percentage Holdings by Industry Sector
12/31/02



Consumer Cyclical 23%
20% Consumer Staples
14% Technology
Utilities 5%
Transport Services 5%
Basic Material/ Capital Goods 11%
Finance 5%
5% Energy
Short-Term Investments and Other Assets, Net 7%
5% Other Industries

Relative Performance



$20,000
18,000
16,000
14,000
12,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
High Yield Bond Portfolio	-2.89%	-1.00%	5.48%
Lehman Brothers High Yield Intermediate Market Index	-1.36%	-0.05%	4.78%

*inception date of 05/03/94

The total return performance for the High Yield Bond Portfolio is shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is an appropriate measure of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio. The index cannot be invested in directly and do not include sales charges.

The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown of page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Basic Materials (3.3%)		
Chemicals (0.5%)		
Lyondell Chemical Co., 11.125%, 7/15/12	$ 750,000	$ 739
Total		**739**
Metals and Mining (1.6%)		
Great Central Mines, Ltd., 8.875%, 4/1/08	1,250,000	1,244
UCAR Finance, Inc., 10.25%, 2/15/12	1,125,000	894
Total		**2,138**
Paper (1.2%)		
Appleton Papers, Inc., 12.50%, 12/15/08	1,500,000	1,641
Total		**1,641**
Total Basic Materials		**4,518**
Capital Goods (6.7%)		
Aerospace (0.6%)		
K & F Industries Inc., 9.625%, 12/15/10 144A	750,000	763
Total		**763**
Building — Forest Products (0.5%)		
Georgia-Pacific Corp., 8.125%, 5/15/11	750,000	713
Total		**713**
Building and Construction (3.5%)		
Brickman Group Ltd., 11.75%, 12/15/09 144A	1,325,000	1,384
H & E Equipment / Finance, 11.125%, 6/15/12 144A	1,125,000	844
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,500,000	1,379
United Rentals, Inc., 10.75%, 4/15/08	1,250,000	1,243
Total		**4,850**
Industrial (2.1%)		
Perkinelmer, Inc., 8.875%, 1/15/13 144A	750,000	739
Rexnord Corp., 10.125%, 12/15/12 144A	750,000	769
Tyco International Group, 6.375%, 2/15/06	750,000	728
Tyco International Group S.A., 6.375%, 6/15/05	375,000	364
Tyco International Group SA, 6.375%,10/15/11	375,000	351
Total		**2,951**
Total Capital Goods		**9,277**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Chemicals and Allied Products (1.1%)		
FMC Corp., 10.25%, 11/1/09 144A	$ 750,000	$ 810
Lyondell Chemical Co., 9.50%, 12/15/08 144A	750,000	698
Total Chemicals and Allied Products		**1,508**
Construction and Building Materials (0.3%)		
United Rentals, Inc., 10.75%, 4/15/08 144A	375,000	369
Total Construction and Building Materials		**369**
Consumer Cyclical (22.9%)		
Apparel, Textile (1.6%)		
Guess ?, Inc., 9.50%, 8/15/03	1,000,000	980
Levi Strauss & Co., 11.625%, 1/15/08	1,125,000	1,100
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	200,000	188
Total		**2,268**
Auto Related (2.3%)		
Avis Group Holdings, Inc., 11.00%, 5/1/09	1,250,000	1,368
Collins & Aikman Products, Inc., 11.50%, 4/15/06	750,000	630
Trimas Corp., 9.875%, 6/15/12 144A	1,125,000	1,113
Total		**3,111**
Home Construction (3.1%)		
Beazer Homes USA, 8.875%, 4/1/08	925,000	957
K Hovnanian Enterprises, 10.50%, 10/1/07	750,000	806
Schuler Homes, 9.375%, 7/15/09	725,000	740
Standard Pacific Corp., 9.50%, 9/15/10	1,025,000	1,074
Tech Olympic USA, Inc., 9.00%, 7/1/10 144A	750,000	728
Total		**4,305**
Household Appliances (0.6%)		
Rent-A-Center, Inc., 11.00%, 8/15/08	750,000	807
Total		**807**
Leisure Related (2.1%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	1,300,000	1,130
Premier Parks, Inc., 9.50%, 2/1/09	750,000	724
Royal Caribbean Cruises Ltd., 7.00%, 10/15/07	1,125,000	1,001
Total		**2,855**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Lodging / Resorts (3.7%)		
Corrections Corporation of America, 9.875%, 5/1/09 144A	$ 725,000	$ 769
Felcor Lodging Limited Partnership, 9.50%, 9/15/08	1,350,000	1,376
Hilton Hotels Corp., 7.625%, 12/1/12	750,000	757
John Q. Hammons, 8.875%, 5/15/12	550,000	553
Meristar Hospitality Finance Corp., 9.00%, 1/15/08	450,000	396
Meristar Hospitality Finance Corp., 9.125%, 1/15/11	550,000	479
RFS Partnership LP, 9.75%, 3/1/12	750,000	766
Total		**5,096**
Printing and Publishing (4.0%)		
American Achievement Corp., 11.625%, 1/1/07	700,000	743
DEX Media East LLC, 9.875%, 11/15/09 144A	750,000	803
Mail-Well Corp., 9.625%, 3/15/12	1,125,000	1,001
RH Donnelley Fin Corp., 10.875%, 12/15/12 144A	950,000	1,036
Vertis Inc., 10.875%, 6/15/09	725,000	754
Vertis, Inc., 10.875, 6/15/09 144A	425,000	442
Von Hoffman Corp., 10.25%, 3/15/09	750,000	701
Total		**5,480**
Retail — General (5.5%)		
Asbury Automotive Group, Inc., 9.00%, 6/15/12	750,000	653
Autonation, Inc., 9.00%, 8/1/08	725,000	732
Buhrmann US, Inc., 12.25%, 11/1/09	1,500,000	1,394
CSK Auto, Inc, 12.00%, 6/15/06	750,000	803
The Gap, Inc., 8.15%, 12/15/05	350,000	372
The Gap, Inc., 10.55%, 12/15/08	375,000	409
Hollywood Entertainment Inc., 9.625%, 3/15/11	950,000	969
Saks, Inc., 8.25%, 11/15/08	750,000	746
Sonic Automotive, Inc., 11.00%, 8/1/08	750,000	765
United Auto Group, Inc. 9.625%, 3/15/12 144A	750,000	728
Total		**7,571**
Total Consumer Cyclical		**31,493**
Consumer Staples (19.7%)		
Containers (1.6%)		
Applied Extrusion Tech., Inc., 10.75%, 7/1/11	375,000	242
BWAY Corp., 10.00%, 10/15/10 144A	750,000	778
Owens-Brockway Glass Container, Inc., 8.75%, 11/15/12 144A	1,125,000	1,142
Total		**2,162**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Food Service (1.3%)		
Buffets, Inc., 11.25%, 7/15/10 144A	$ 750,000	$ 709
Sbarro, Inc., 11.00%, 9/15/09	1,150,000	1,070
Total		**1,779**
Foods (0.9%)		
Corn Products International, Inc., 8.25%, 7/15/07	575,000	581
Swift & Co., 10.125%, 10/1/09 144A	750,000	709
Total		**1,290**
Gaming (10.8%)		
Aztar Corp., 8.875%, 5/15/07	150,000	153
Choctaw Resort Development, 9.25%, 4/1/09	1,400,000	1,480
Chumash Casino & Resort, 9.00%, 7/15/10 144A	750,000	795
Herbst Gaming, Inc., 10.75%, 9/1/08	1,125,000	1,176
Hollywood Casino Shreveport, 13.00%, 8/1/06	700,000	700
Jacobs Entertainment, Inc. 11.875%, 2/01/09	1,500,000	1,552
Majestic Investment Holdings, Inc., 11.653%, 11/30/07	900,000	833
The Majestic Star Casino LLC, 10.875%, 7/1/06	850,000	867
Mandalay Resort Group, 7.625%, 7/15/13	500,000	500
Park Place Entertainment Corporation, 9.375%, 2/15/07	150,000	160
Resort International Hotel/Casino, 11.50%, 3/15/09	1,000,000	905
Riviera Holdings Corp., 11.00%, 6/15/10	1,500,000	1,350
Venetian Casino Resort LLC, 11.00%, 6/15/10 144A	1,875,000	1,958
Wheeling Island Gaming, 10.125%, 12/15/09	950,000	979
Wynn Las Vegas Corp., 12.00%, 11/1/10	1,500,000	1,514
Total		**14,922**
Healthcare (4.1%)		
AmerisourceBergen Corp., 7.25%, 11/15/12 144A	550,000	564
Fresenius Medical Capital Trust II, 7.875%, 2/1/08	650,000	640
HEALTHSOUTH Corp., 8.50%, 2/1/08	1,125,000	968
InSight Health Services Corp., 9.875%, 11/1/11 144A	1,115,000	1,070
Pacificare Health Systems, Inc., 10.75%, 6/1/09	750,000	803
Rotech Healthcare Inc., 9.50%, 4/1/12 144A	750,000	751
Ventas Realty, 9.00%, 5/1/12	750,000	784
Total		**5,580**

High Yield Bond Portfolio

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Retail — Food (0.7%)		
Fleming Companies, Inc., 10.125%, 4/1/08	$ 350,000	$ 301
Great Atlantic & Pacific Tea Co., Inc., 7.75%, 4/15/07	925,000	666
Total		**967**
Soaps and Toiletries (0.3%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	350,000	361
Total		**361**
Total Consumer Staples		**27,061**
Energy (4.7%)		
Oil and Gas Independent (0.9%)		
PDVSA Finance, Ltd., 1999-I, 9.75%, 2/15/10	1,325,000	1,179
Total		**1,179**
Oil and Gas Integrated (0.6%)		
Compton Petroleum Corp., 9.90%, 5/15/09 144A	750,000	780
Total		**780**
Oil Field Services (3.0%)		
BRL Universal Equipment, 8.875%, 2/15/08	1,400,000	1,456
El Paso Energy Partners, 8.50%, 6/1/11	1,125,000	1,043
Grant Prideco Escrow, 9.00%, 12/15/09 144A	1,050,000	1,092
Hanover Equipment Trust, 8.75%, 9/1/11 144A	725,000	700
Total		**4,291**
Refining (0.2%)		
Tesoro Petroleum Corp., 9.625%, 11/1/08	375,000	255
Total		**255**
Total Energy		**6,505**
Finance (5.6%)		
Banks (1.9%)		
Sovereign Real Estate Investment Trust, 12.00%, 5/16/20 144A	1,325,000	1,470
Western Financial Bank-FSB, 9.625%, 5/15/12	1,125,000	1,091
Total		**2,561**
Finance Companies (2.8%)		
AmeriCredit Corp., 9.875%, 4/15/06	1,100,000	924
Americredit Corp., 9.25%, 5/1/09 144A	450,000	351
IOS Capital, Inc., 9.75%, 6/15/04	1,225,000	1,246
Metris Companies, Inc., 10.125%, 7/15/06	2,600,000	1,430
Total		**3,951**
Financial Services (0.9%)		
Labranche & Company, Inc., 12.00%, 3/2/07	$1,100,000	$ 1,227
Total		**1,227**
Total Finance		**7,739**
Miscellaneous (2.0%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	1,400,000	1,287
Crescent Real Estate Equities, 7.50%, 9/15/07	650,000	631
Istar Financial, Inc., 8.75%, 8/15/08	725,000	772
Total Miscellaneous		**2,690**
Professional Services (1.8%)		
Kindercare Learning Centers, 9.50%, 2/15/09	1,880,000	1,824
Service Corp. International, 7.70%, 4/15/09	650,000	611
Total Professional Services		**2,435**
Real Estate (1.0%)		
LNR Property Corp., 10.50%, 1/15/09	1,350,000	1,364
Total Real Estate		**1,364**
Technology (11.2%)		
Cable (3.2%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	750,000	334
Charter Communications Holdings LLC, 10.75%, 10/1/09	850,000	385
Echostar DBS Corp., 10.375%, 10/1/07	1,150,000	1,244
Insight Midwest, 9.75%, 10/01/09	950,000	903
++NTL Communications Corp., 11.50%, 10/1/08	900,000	86
✓ NTL, Inc., 9.75%, 4/1/08	1,900,000	152
Rogers Communications, Inc., 8.875%, 7/15/07	1,000,000	954
✓Telewest Communications PLC, 9.25%, 4/15/09	1,000,000	140
++Telewest Communications PLC, 9.875%, 2/1/10	900,000	162
✓United Pan-Europe Communications NV, 13.75%, 2/1/10	600,000	36
Total		**4,396**
Electronics (1.1%)		
Amkor Technology, Inc., 5.00%, 3/15/07	475,000	232
Sanmina-Sci Corporation, 10.375%, 1/15/10 144A	750,000	758
Solectron Corp., 9.625%, 2/15/09	575,000	561
Total		**1,551**

High Yield Bond Portfolio

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Office Equipment (0.5%)		
Xerox Corp., 7.15%, 8/01/04	$ 750,000	$ 724
Total		**724**
Telecommunications Wireless: Cellular /PCS (6.4%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	450,000	135
Alamosa Delaware, Inc., 13.625%, 8/15/11	1,262,500	417
+Alamosa PCS Holdings, Inc., 12.875%, 2/15/10	2,900,000	522
Dobson Communications Corp., 10.875%, 7/1/10	1,000,000	845
+Nextel Communications, Inc., 10.65%, 9/15/07	1,750,000	1,670
Nextel Partners Inc., 11.00%, 3/15/10	350,000	298
Nextel Partners, Inc., 12.50%, 11/15/09	775,000	698
Qwest Services Corp., 12/15/10, 13.50% 144A	720,000	749
Rogers Cantel, Inc., 8.30%, 10/1/07	650,000	575
Rogers Cantel, Inc., 9.75%, 6/1/16	300,000	271
Rogers Wireless Inc., 9.625%, 5/1/11	450,000	425
+Trition PCS, Inc., 11.00%, 5/1/08	1,050,000	874
TSI Telecommunications Service, 12.75%, 2/1/09	1,300,000	1,156
+US Unwired, Inc., 13.375%, 11/1/09	2,625,000	158
Total		**8,793**
Total Technology		**15,464**
Transport Services (4.9%)		
Railroads (1.6%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	1,400,000	1,400
TFM SA DE CV, 12.50%, 6/15/12 144A	750,000	758
Total		**2,158**
Trucking — Shipping (3.3%)		
++American Commercial LLC, 11.25%, 1/1/08	551,186	176
CP Ships Ltd., 10.375%, 7/15/12	750,000	788
International Shipbuilding Corp., 7.75%, 10/15/07	700,000	560
North American Van Lines, 13.375%, 12/1/09	1,650,000	1,604
Stena AB, 9.625%, 12/1/12 144A	1,475,000	1,523
Total		**4,651**
Total Transport Services		**6,809**
Utilities (5.3%)		
Utility — Electric (4.4%)		
Calpine Canada Energy, 8.50%, 5/1/08	1,425,000	620
Calpine Corp., 8.625%, 8/15/10	1,000,000	425
Calpine Corp., 8.75%, 7/15/07	750,000	326

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Utilities continued		
Edison Mission Energy, 10.00%, 8/15/08	$ 1,500,000	$ 720
Orion Power Holdings, Inc., 12.00%, 5/1/10	1,800,000	1,296
++PG&E National Energy Group, Inc., 10.375%, 5/16/11	1,500,000	570
USEC, Inc., 6.625%, 1/20/06	1,325,000	1,139
Western Resources, 9.75%, 5/1/07	1,125,000	1,024
Total		**6,120**
Utility — Garbage Disposal (0.9%)		
Allied Waste North America, Inc., 8.50%, 12/1/08	1,170,000	1,176
Total		**1,176**
Total Utilities		**7,296**
Total Bonds (Cost: $133,348)		**124,528**
Preferred Stock (2.6%)		
Technology (2.6%)		
Broadcasting (0.7%)		
Sinclair Capital	9,500	1,007
Total		**1,007**
Cable (1.9%)		
CSC Holdings, Inc. — Series H	17,750	1,686
CSC Holdings, Inc. — Series M	8,708	810
++NTL Inc., 13.00%, 2/15/09	3	0
Total		**2,496**
Telecommunications Wireless: Towers (0.0%)		
**Crown Castle International Corp.	3	0
Total		**0**
Telecommunications Wireline: CLEC (0.0%)		
**Intermedia Communications, Inc.	1	0
Total		**0**
Total Technology		**3,503**
Trucking (0.0%)		
**American Commercial Lines LLC	4,948	28
Total Trucking		**28**
Total Preferred Stock (Cost: $4,122)		**3,531**
Common Stocks and Warrants (0.1%)		
Consumer Cyclical (0.1%)		
Leisure Related (0.0%)		
*Hedstrom Holdings, Inc.	201,674	0
Total		**0**

High Yield Bond Portfolio

Common Stocks and Warrants (0.1%)	Shares/ Par	Market Value (000's)
Printing and Publishing (0.1%)		
*Jostens, Inc.	1,550	$ 53
Total Consumer Cyclical		**53**
Railroads (0.0%)		
*Railamerica, Inc.	1,400	28
Total Railroads		**28**
Real Estate Investment Trusts (0.0%)		
*La Quinta Corporation	11,117	49
Total Real Estate Investment Trusts		**49**
Telecommunication Services (0.0%)		
Horizon PCS, Inc. — Warrant	2,000	0
IWO Holdings, Inc. 144A	1,150	0
Total Telecommunication Services		**0**
Total Common Stocks and Warrants (Cost: $615)		**130**
Money Market Investments (4.3%)		
Short Term Business Credit (4.3%)		
Old Line Funding Corp., 1.38%, 1/15/03	$5,900,000	5,897
Total Money Market Investments (Cost: $5,897)		**5,897**
Total Investments (97.5%) (Cost $143,982)^		**134,086**
Other Assets, Less Liabilities (2.5%)		**3,467**
Total Net Assets (100.0%)		**$137,553**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $144,255 and the net unrealized depreciation of investments based on that cost was $10,169 which is comprised of $5,111 aggregate gross unrealized appreciation and $15,280 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

\+ Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

++ Defaulted Security

✓ Defaulted security and step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

** PIK — Payment In Kind

The Accompanying Notes are an Integral Part of the Financial Statements

Select Bond Portfolio

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$584.02 million

The Select Bond Portfolio invests primarily in high quality debt securities, mainly government bonds, corporate bonds and mortgage-backed securities. Exposure to market sectors is adjusted as yield spreads change among the various classes of securities. Duration and maturities are altered with moderate adjustments in recognition or anticipation of interest rate changes.

In the third consecutive year in which bonds provided significantly higher returns than equities, the Select Bond Portfolio substantially outperformed its major benchmark, the Merrill Lynch Domestic Master Index. The Portfolio's performance benefited from advantageous positioning with regard to credit risk, interest rate changes and bond sectors. Throughout the year, we were positioned defensively with regard to credit risk, with holdings concentrated in securities of very high quality, so we avoided losses when concerns about corporate scandals drove prices of riskier corporate bonds down. Careful credit analysis was of special benefit in a year when the credit quality of many issuers or corporate bonds deteriorated very swiftly. This defensive credit risk positioning hurt performance in the fourth quarter, as lower quality bonds outperformed high quality issues when investors fearful of missing a rally rushed into the market.

We began the year positioned for lower interest rates, which came about in response to a further rate cut by the Federal Reserve in November. We were also well positioned for a steeper Treasury yield curve. Performance also benefited from a large position early in the year in mortgage-backed securities; this position was reduced in the third and fourth quarters.

Percentage Holdings
12/31/02



Government and Government Agencies 52%
28% Corporate Bonds
Short-Term Investments & Other Net Assets 10%
Mortgage-Backed and Asset-Backed Securities 10%

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Relative Performance



$30,000
25,000
20,000
15,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Select Bond Portfolio
Merrill Lynch Domestic Master Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Select Bond Portfolio	12.09%	7.64%	7.74%
Merrill Lynch Domestic Master Index	10.41%	7.58%	7.57%

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Merrill Lynch Domestic Master Index. The index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
Aerospace — Defense (1.9%)		
Lockheed Martin Corp., 8.20%, 12/1/09	$ 3,850,000	$ 4,758
Raytheon Co., 7.20%, 8/15/27	5,685,000	6,214
Total		**10,972**
Auto Related (0.7%)		
Toyota Motor Credit Corp., 5.65%, 1/15/07	4,000,000	4,346
Total		**4,346**
Beverages, Malt Beverages (2.8%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,510
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	466
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	5,000,000	5,375
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,626
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	4,388
Total		**16,365**
Broad Woven Fabric Mills, Manmade (0.1%)		
++Polysindo International Finance, 11.375%, 6/15/06	4,200,000	294
Total		**294**
Commercial Banks (0.2%)		
Bank of America Corp., 7.40%, 1/15/11	1,133,000	1,335
Total		**1,335**
Crude Petroleum and Natural Gas (1.5%)		
Occidental Petroleum, 6.75%, 1/15/12	3,417,000	3,892
Occidental Petroleum, 8.45%, 2/15/29	3,579,000	4,592
Total		**8,484**
Diversified Industrials (1.1%)		
United Technologies Corp., 6.10%, 5/15/12	6,000,000	6,709
Total		**6,709**
Drilling Oil and Gas Wells (0.9%)		
Transocean, Inc., 7.50%, 4/15/31	4,500,000	5,162
Total		**5,162**
Electric and Other Services Combined (0.4%)		
Wisconsin Public Service, 4.875%, 12/1/12	2,500,000	2,532
Total		**2,532**

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
Electric Services (2.0%)		
Exelon Generation Co. LLC, 6.95%, 6/15/11	$ 6,788,000	$ 7,338
Public Service Electric & Gas Co., 6.875%, 1/1/03	2,250,000	2,250
South Carolina Electric & Gas, 6.125%, 3/1/09	1,750,000	1,949
Total		**11,537**
Electrical Equipment and Supplies (1.3%)		
Cooper Industries, Inc., 5.50%, 11/1/09	4,000,000	4,169
Hubbell Inc., 6.375%, 5/15/12	3,200,000	3,523
Total		**7,692**
Environmental Controls (0.4%)		
Pall Corp., 6.00%, 8/1/12 144A	2,105,000	2,250
Total		**2,250**
Finance Services (2.1%)		
Credit Suisse First Boston USA, Inc., 4.625%, 1/15/08	6,000,000	6,082
General Motors Acceptance Corp., 6.875%, 8/28/12	6,500,000	6,407
Total		**12,489**
Fire, Marine and Casualty Insurance (0.8%)		
Allstate Corp., 6.125%, 12/15/32	1,575,000	1,604
Progressive Corp., 6.25%, 12/1/32	3,000,000	3,078
Total		**4,682**
Food Retailers (0.9%)		
Delhaize America Inc., 8.125%, 4/15/11	3,500,000	3,386
Delhaize America, Inc., 9.00%, 4/15/31	2,000,000	1,840
Total		**5,226**
Metal Mining (0.4%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,000,000	2,185
Total		**2,185**
Motor Vehicle Parts/Accessories (0.8%)		
TRW, Inc., 7.125%, 6/1/09	1,000,000	1,118
TRW, Inc., 7.75%, 6/1/29	3,113,000	3,672
Total		**4,790**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	796,000	855
Total		**855**

Select Bond Portfolio

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
National Commercial Banks (0.7%)		
Bank One Corp., 5.25%, 1/30/13	$ 4,000,000	$ 4,117
Total		**4,117**
News Dealers and Newsstands (0.7%)		
News America Holdings, 7.75%, 12/1/45	4,000,000	3,931
Total		**3,931**
Office Machines (0.4%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	2,250,000	2,490
Total		**2,490**
Oil and Gas Extraction (0.8%)		
Chevron Corp., 6.625%, 10/1/04	4,500,000	4,844
Total		**4,844**
Oil and Gas Field Machinery (0.7%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	4,000,000	4,045
Total		**4,045**
Pharmaceuticals (3.3%)		
Eli Lilly & Co., 5.50%, 7/15/06	2,600,000	2,808
Eli Lilly & Co., 7.125%, 6/1/25	1,400,000	1,653
Johnson & Johnson, 6.625%, 9/1/09	2,750,000	3,206
Johnson & Johnson, 6.95%, 9/1/29	2,200,000	2,640
Merck & Co., Inc., 5.95%, 12/1/28	4,841,000	5,119
Pfizer, Inc., 5.625%, 2/1/06	2,975,000	3,248
Total		**18,674**
Plastics Materials and Resins (0.9%)		
Eastman Chemical, 7.00%, 4/15/12	4,600,000	5,192
Total		**5,192**
Plumbing Fixture Fittings/Trim (0.4%)		
Masco Corp., 4.625%, 8/15/07	750,000	774
Masco Corp., 6.50%, 8/15/32	1,250,000	1,285
Total		**2,059**
Retail — Retail Stores (0.8%)		
Limited Brands, 6.125%, 12/1/12	4,500,000	4,737
Total		**4,737**
Search and Navigation Equipment (0.4%)		
Raytheon Co., 7.00%, 11/1/28	2,310,000	2,471
Total		**2,471**
Telephone Communications (0.9%)		
Alltel Corp., 7.00%, 7/1/12	600,000	691
Alltel Corp., 7.875%, 7/1/32	3,750,000	4,602
Total		**5,293**
Total Corporate Bonds (Cost: $156,274)		**165,758**

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (51.8%)		
Aid-Israel, 0.00%, 11/1/24	$ 8,900,000	$ 2,554
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	4,111
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	2,277,308	2,434
Federal National Mortgage Association, 5.97%, 10/1/08	3,695,022	4,056
Federal National Mortgage Association, 6.22%, 2/1/06	1,812,946	1,964
Federal National Mortgage Association, 6.24%, 1/1/06	5,107,234	5,519
Federal National Mortgage Association, 6.265%, 10/1/08	2,847,804	3,168
Federal National Mortgage Association, 6.36%, 4/1/08	3,557,334	3,961
Federal National Mortgage Association, 6.39%, 4/1/08	1,355,462	1,510
Federal National Mortgage Association, 6.75%, 4/25/18	1,997,894	2,133
Federal National Mortgage Association, 6.75%, 12/25/23	3,500,000	3,651
Federal National Mortgage Association, 7.00%, 6/1/03	28,144	29
Federal National Mortgage Association, 7.36%, 4/1/11	3,004,284	3,545
Federal National Mortgage Association, 8.40%, 2/25/09	221,437	221
Federal National Mortgage Association, 11.00%, 12/1/12	27,233	32
Federal National Mortgage Association, 11.00%, 9/1/17	189,782	225
Federal National Mortgage Association, 11.00%, 12/1/17	36,253	43
Federal National Mortgage Association, 11.00%, 2/1/18	90,084	107
Federal National Mortgage Association, 11.50%, 4/1/18	86,613	104
Federal National Mortgage Association, 12.00%, 9/1/12	274,624	328
Federal National Mortgage Association, 12.00%, 12/1/12	64,250	77
Federal National Mortgage Association, 12.00%, 9/1/17	80,515	97
Federal National Mortgage Association, 12.00%, 10/1/17	58,994	71
Federal National Mortgage Association, 12.00%, 12/1/17	67,643	82
Federal National Mortgage Association, 12.00%, 2/1/18	97,698	119
Federal National Mortgage Association, 12.25%, 1/1/18	59,546	72
Federal National Mortgage Association, 12.50%, 4/1/18	35,824	44

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 13.00%, 11/1/12	$ 48,557	$ 59
Federal National Mortgage Association, 13.00%, 11/1/17	50,105	62
Federal National Mortgage Association, 13.00%, 12/1/17	52,642	65
Federal National Mortgage Association, 13.00%, 2/1/18	112,578	139
Federal National Mortgage Association, 14.00%, 12/1/17	26,112	33
Government National Mortgage Association, 5.50%, 10/15/31	148,230	152
Government National Mortgage Association, 5.50%, 11/15/31	35,329	36
Government National Mortgage Association, 5.50%, 12/15/31	793,793	816
Government National Mortgage Association, 5.50%, 1/15/32	1,112,980	1,144
Government National Mortgage Association, 5.50%, 2/15/32	472,007	485
Government National Mortgage Association, 5.50%, 2/15/32	84,856	87
Government National Mortgage Association, 5.50%, 3/15/32	912,865	938
Government National Mortgage Association, 5.50%, 4/15/32	41,952	43
Government National Mortgage Association, 5.50%, 7/15/32	73,828	76
Government National Mortgage Association, 5.50%, 9/15/32	15,797,321	16,238
Government National Mortgage Association, 7.00%, 5/15/23	111,340	119
Government National Mortgage Association, 7.50%, 4/15/22	84,383	91
Government National Mortgage Association, 7.50%, 10/15/23	245,317	264
Government National Mortgage Association, 7.50%, 10/15/25	3,319	4
Government National Mortgage Association, 7.50%, 11/15/25	4,416	5
Government National Mortgage Association, 7.50%, 5/15/26	5,092	5
Government National Mortgage Association, 7.50%, 1/15/27	110,903	119
Government National Mortgage Association, 7.50%, 2/15/27	132,608	142
Government National Mortgage Association, 7.50%, 3/15/27	22,065	24
Government National Mortgage Association, 7.50%, 4/15/27	30,531	33
Government National Mortgage Association, 7.50%, 8/15/27	4,064	4
Government National Mortgage Association, 7.50%, 6/15/28	192,170	205
Government National Mortgage Association, 8.00%, 1/15/26	119,937	131

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.00%, 2/15/26	$ 179,309	$ 195
Government National Mortgage Association, 8.00%, 8/15/26	222,931	243
Government National Mortgage Association, 8.00%, 9/15/26	92,448	101
Government National Mortgage Association, 8.00%, 12/15/26	29,374	32
Government National Mortgage Association, 8.00%, 1/15/27	90,876	99
Government National Mortgage Association, 8.00%, 3/15/27	170,040	185
Government National Mortgage Association, 8.00%, 4/15/27	397,207	432
Government National Mortgage Association, 8.00%, 6/15/27	114,323	124
Government National Mortgage Association, 8.00%, 7/15/27	131,189	143
Government National Mortgage Association, 8.00%, 8/15/27	102,990	112
Government National Mortgage Association, 8.00%, 9/15/27	108,336	118
Government National Mortgage Association, 8.50%, 9/15/21	5,916	7
Government National Mortgage Association, 8.50%, 3/15/23	859	1
Government National Mortgage Association, 8.50%, 6/15/23	687	1
Government National Mortgage Association, 8.50%, 6/15/24	31,017	34
Government National Mortgage Association, 8.50%, 7/15/24	48,660	53
Government National Mortgage Association, 8.50%, 11/15/24	200,600	221
Government National Mortgage Association, 8.50%, 2/15/25	23,773	26
Government National Mortgage Association, 11.00%, 1/15/18	1,789,245	2,075
Government National Mortgage Association TBA, 5.50%, 12/1/25	11,000,000	11,067
Government National Mortgage Association TBA, 5.50%, 2/15/32	3,400,000	3,473
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,512
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,390
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	565,851	584
US Treasury, 2.125%, 10/31/04	2,150,000	2,174
US Treasury, 3.00%, 1/31/04	2,700,000	2,750
US Treasury, 3.00%, 2/29/04	15,619,000	15,930
US Treasury, 3.25%, 5/31/04	25,000,000	25,666
US Treasury, 3.25%, 8/15/07	3,010,000	3,085
US Treasury, 3.50%, 11/15/06	944,000	982
US Treasury, 3.625%, 3/31/04	3,500,000	3,601
US Treasury, 4.375%, 5/15/07	8,400,000	9,020

Select Bond Portfolio

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
US Treasury, 4.625%, 2/28/03	$ 4,145,000	$ 4,167
US Treasury, 4.75%, 11/15/08	2,600,000	2,838
US Treasury, 5.375%, 2/15/31	21,956,000	23,935
US Treasury, 6.25%, 5/15/30	2,502,000	2,994
US Treasury Bond, 6.50%, 5/15/05	61,150,000	67,878
US Treasury Inflation Index Bond, 3.375%, 1/15/07	6,689,026	7,244
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,701,696	29,297
US Treasury Inflation Index Bond, 3.875%, 4/15/29	4,796,093	5,865
US Treasury Stripped, 0.00%, 5/15/30	25,820,000	6,250
Total Government (Domestic and Foreign) and Agency Bonds (Cost:3 $290,608)		**302,680**

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Auto Related (0.0%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	258,686	267
Total		**267**
Boat Dealers (0.1%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	456,759	463
Total		**463**
Commercial Banks (0.5%)		
Nationsbank Lease Pass-Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	2,462,108	2,750
Total		**2,750**
Commercial Mortgages (7.1%)		
Asset Securitization Corp., Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	4,099,129	24
Asset Securitization Corp., Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	85,000,000	941
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	11,252,900	756
Chase Commercial Mortgage Securities Corp., Series 1997-1, Class B, 7.37%, 4/19/07	1,000,000	1,151
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	5,000,000	5,579
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,238
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.644%, 12/15/07	2,000,000	2,211

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	$ 1,331,054	$ 1,483
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/07 144A	1,500,000	1,702
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	3,000,000	3,244
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	3,973
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	111,970,014	3,454
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/17 IO 144A	93,196,038	1,751
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,249
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	10,437,034	460
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.28%, 3/20/07	5,323,000	6,050
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.99%, 3/17/28	2,800,000	3,231
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	920
Total		**41,417**
Credit Card Asset Backed (0.0%)		
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	1,108,517	6
Total		**6**
Franchise Loan Receivables (0.2%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	25,644,324	833
Global Franchise Trust, Series 1998-1, Class A1, 6.35%, 4/10/04 144A	233,414	229
Total		**1,062**
Home Equity Loan (0.4%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,096,751	2,164
Total		**2,164**

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Manufactured Housing (0.1%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	$ 761,105	$ 784
Total		**784**
Residential Mortgages (0.1%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,246,011	146
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	3,965,446	397
Total		**543**
Retail-Retail Stores (1.2%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.40%, 1/20/17	6,083,409	7,118
Total		**7,118**
Total Mortgage/Asset Backed Securities (Cost: $61,131)		**56,574**

Money Market Investments (17.9%)	Shares/ Par	Market Value (000's)
Asset-Backed Securities (CMO'S) (0.9%)		
# Fcar Owner Trust 1, 1.35%, 2/4/03	5,000,000	4,994
Total		**4,994**
Federal Government and Agencies (0.3%)		
Federal Home Loan Bank, 1.24%, 3/7/03	1,600,000	1,597
Total		**1,597**
Finance Lessors (0.9%)		
#Receivables Capital Corp., 1.35%, 1/21/03	5,000,000	4,996
Total		**4,996**
Finance Services (0.9%)		
Ciesco LP, 1.33%, 1/30/03	5,000,000	4,995
Total		**4,995**
Financials (0.8%)		
Salomon Smith Barney Holdings, 2.06%, 4/9/03	4,830,000	4,832
Total		**4,832**
Machinery (0.5%)		
John Deere Capital Corp., 1.64%, 1/7/03	3,000,000	2,999
Total		**2,999**
Miscellaneous Business Credit Institutions (1.5%)		
National Rural Utility Co., 1.38%, 1/13/03	5,000,000	4,998
Quincy Capital Corp., 1.35%, 1/6/03	4,400,000	4,399
Total		**9,397**
Miscellaneous Manufacturing Industries (0.9%)		
Koch Industries, 1.20%, 1/2/03	$ 5,880,000	$ 5,880
Total		**5,880**
Nonclassifiable Establishments (0.8%)		
Thunder Bay Funding, Inc, 1.35%, 1/7/03	5,000,000	4,999
Total		**4,999**
Passenger Car Rental (0.9%)		
Delaware Funding Corp., 1.35%, 1/7/03	5,000,000	4,999
Total		**4,999**
Personal Credit Institutions (0.9%)		
Toyota Motor Credit Co., 1.32%, 1/23/03	5,000,000	4,996
Total		**4,996**
Pharmaceutical Preparations (0.9%)		
Wyeth, 1.85%, 1/7/03	5,000,000	4,998
Total		**4,998**
Security Brokers and Dealers (0.9%)		
Morgan St. Dean Witter, 1.32%, 2/4/03	5,000,000	4,994
Total		**4,994**
Short Term Business Credit (5.9%)		
American Express Credit, 1.25%, 2/4/03	5,000,000	4,994
Asset Securitization, 1.33%, 1/8/03	5,000,000	4,998
CXC Inc., 1.76%, 1/17/03	5,000,000	4,996
Old Line Funding Corp., 1.38%, 1/15/03	5,000,000	4,997
Preferred Receivable Funding, 1.35%, 1/27/03	5,000,000	4,995
Transamerica Financial Corp., 1.33%, 1/17/03	5,000,000	4,997
UBS Finance LLC, 1.32%, 2/10/03	5,000,000	4,993
Total		**34,970**
Tobacco Products (0.9%)		
Philip Morris Disc, 1.31%, 1/27/03	5,000,000	4,995
Total		**4,995**
Total Money Market Investments (Cost: $104,641)		**104,641**
Total Investments (107.8%) (Cost $612,654)^		**629,653**
Other Assets, Less Liabilities (-7.8%)		**(45,635)**
Total Net Assets (100.0%)		**$584,018**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $621,308 and the net unrealized appreciation of investments based on that cost was $8,345 which is comprised of $30,096 aggregate gross unrealized appreciation and $21,751 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

++ Defaulted Security

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
US TEN YEAR TREASURY NOTE (Total Notional Value at 12/31/02 $9,819)	87	3/03	$(190)

The Accompanying Notes are an Integral Part of the Financial Statements

Money Market Portfolio

Objective:
Maximum current income consistent with liquidity and stability of capital

Portfolio Strategy:
Achieve stability of capital by investing in short-term debt securities.

Net Assets:
$501.31 million

The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. In a year in which stock values declined significantly, the Money Market Portfolio has surpassed returns of most equity funds and indices, with a return of 1.65% for the 12 months ending December 2002.

The main determinant of returns from the Money Market Portfolio is short-term interest rates in general. After dropping significantly in 2001, short-term interest rates were fairly stable during 2002; the Fed reduced the targeted Federal Funds rate just once, in November, from 1.75% to 1.25%. Aware that rates could change in either direction in the future, we have positioned the Portfolio for more nimble action. We now anticipate maintaining a maturity range of 30 to 80 days, versus 35 to 50 days in the past and an industry average of approximately 50 to 55 days.

During 2002, quality commercial paper became increasingly scarce, as the debt of many issuers was downgraded, and rating agencies pressured corporations to replace short-term debt with bonds with longer maturities. With fewer issuers, it has become more difficult to diversify risk in a money market portfolio. In order to maintain credit risk at the desired level, we are buying more Treasury bills and government-guaranteed agency discount notes. Although yields on these securities are below those on commercial paper, all short-term rates are so low now that the income sacrificed is minimal.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Agricultural Services (1.9%)		
Cargill Inc., 1.32%, 3/21/03	$ 9,740,000	$ 9,712
Total		**9,712**
Asset Backed Security (5.5%)		
Fcar Owner Trust I, 1.64%, 3/13/03	12,500,000	12,460
New Center Asset Trust, 1.34%, 2/18/03	15,000,000	14,973
Total		**27,433**
Auto Related (8.1%)		
BMW U.S. Capital Corp., 1.31%, 1/15/03	11,955,000	11,949
Daimler-Chrysler Na Hldg, 1.92%, 1/24/03	4,500,000	4,494
Ford Motor Credit, 1.96%, 1/21/03	4,500,000	4,495
General Motors Corp., 1.95%, 1/9/03	4,500,000	4,498
Toyota Motor Credit Co., 1.31%, 1/30/03	15,000,000	14,985
Total		**40,421**
Commercial Banks (7.5%)		
Dresdner, 1.32%, 2/11/03	12,500,000	12,481
Marshall &Isley Bank, 1.37%, 1/31/03	10,000,000	9,989
UBS Finance LLC, 1.3%, 3/18/03	15,000,000	14,959
Total		**37,429**
Diversified Business Finance (3.0%)		
General Electric, 1.84%, 7/9/03	5,000,000	5,000
General Electric Capital, 1.31%, 2/14/03	5,000,000	4,992
General Electric Capital, 1.77%, 6/16/03	5,000,000	4,959
Total		**14,951**
Finance Lessors (3.0%)		
Receivables Capital Corp., 1.32%, 1/17/03	6,000,000	5,996
Receivables Capital Corp., 1.77%, 1/27/03	9,220,000	9,209
Total		**15,205**
Finance Services (11.6%)		
American General, 1.37%, 2/6/03	13,000,000	12,981
Asset Securitization, 1.32%, 1/21/03	10,000,000	9,993
Asset Securitization, 1.34%, 1/17/03	5,000,000	4,997
Ciesco LP, 1.34%, 1/22/03	10,080,000	10,072
Ciesco LP, 1.77%, 1/10/03	5,190,000	5,188
Preferred Receivable Funding, 1.32%, 1/13/03	11,500,000	11,495

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Finance Services continued		
Preferred Receivable Funding, 1.35%, 1/24/03	$ 4,000,000	$ 3,997
Total		**58,723**
Government (8.1%)		
Federal Home Loan Bank, 1.53%, 3/26/03	15,925,000	15,868
Federal National Mortgage Association, 1.26%, 3/19/03	15,000,000	14,960
U.S. Treasury Bill, 1.515%, 4/10/03	10,000,000	9,958
Total		**40,786**
Machinery (3.5%)		
Catepillar Financial, 1.31%, 1/14/03	8,715,000	8,711
Caterpillar Financial Services Corp., 1.92%, 6/1/03	4,000,000	4,000
John Deere Capital Corp., 1.64%, 1/7/03	5,000,000	4,999
Total		**17,710**
Miscellaneous Business Credit Institutions (5.3%)		
Delaware Funding Corp., 1.31%, 2/3/03	12,900,000	12,885
Quincy Capital Corp., 1.35%, 1/31/03	13,772,000	13,756
Total		**26,641**
Miscellaneous Manufacturing Industries (3.5%)		
Koch Industries, 1.20%, 1/2/03	17,790,000	17,789
Total		**17,789**
National Commercial Banks (0.6%)		
Marshall & Ilsley Corp., 1.34%, 1/17/03	3,000,000	2,998
Total		**2,998**
Nonclassifiable Establishments (3.1%)		
Thunder Bay Funding, Inc., 1.33%, 1/24/03	9,535,000	9,527
Thunder Bay Funding, Inc., 1.35%, 1/10/03	6,000,000	5,998
Total		**15,525**
Personal Credit Institutions (8.1%)		
American Express Credit, 1.32%, 1/14/03	10,500,000	10,495
American Express Credit, 1.32%, 1/31/03	12,500,000	12,486
Associates First Capital Corp., 1.86%, 6/26/03	5,000,000	5,000

Money Market Portfolio

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions continued		
Household Finance Corp., 1.55%, 1/21/03	$ 6,200,000	$ 6,195
Household Finance Corp., 1.60%, 2/5/03	6,200,000	6,190
Total		**40,366**
Pharmaceutical Preparations (2.5%)		
Wyeth, 1.78%, 2/4/03	6,200,000	6,190
Wyeth, 1.85%, 1/6/03	6,300,000	6,298
Total		**12,488**
Security Brokers and Dealers (6.2%)		
Goldman Sachs Group, Inc., 1.89%, 3/5/03	5,000,000	5,000
Goldman Sachs Group, Inc., 1.78%, 2/3/03	11,720,000	11,701
Morgan St. Dean Witter, 1.32%, 2/4/03	9,000,000	8,989
Salomon Smith Barney Hlds., 1.33%, 2/24/03	5,300,000	5,289
Total		**30,979**
Short Term Business Credit (5.7%)		
CXC Inc., 1.33%, 2/3/03	10,355,000	10,342
CXC Inc., 1.34%, 2/6/03	3,150,000	3,146
Old Line Funding Corp., 1.31%, 2/6/03	10,000,000	9,987
Old Line Funding Corp., 1.34%, 2/7/03	5,000,000	4,993
Total		**28,468**
Telephone Communications (1.0%)		
BellSouth Corp., 4.105%, 4/26/03	5,000,000	5,023
Total		**5,023**
Tobacco Products (2.6%)		
Philip Morris Companies, Inc., 1.32%, 2/4/03	10,000,000	9,987
Philip Morris Companies, Inc., 1.33%, 1/21/03	3,000,000	2,998
Total		**12,985**

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Utility — Electric (1.3%)		
National Rural Utility, 1.40%, 1/27/03	$ 6,300,000	$ 6,294
Total		**6,294**
Total Short Term Paper (Cost: $461,926)		**461,926**
Corporate Bonds Domestic (7.9%)		
Security Brokers and Dealers (3.7%)		
Merrill Lynch Co., Inc., 4.97%, 4/30/03	2,500,000	2,518
Merrill Lynch Co., Inc., 7.18%, 2/11/03	3,100,000	3,116
Merrill Lynch Co., Inc., 7.85%, 3/01/03	4,000,000	4,083
Morgan Stanley Dean Witter, 6.875%, 3/1/03	3,700,000	3,728
Salomon Smith Barney Holdings, Inc., 7.50%, 2/1/03	5,000,000	5,024
Total		**18,469**
Short Term Business Credit (2.8%)		
Transamerica Financial Corp., 1.31%, 2/10/03	14,000,000	13,980
Total		**13,980**
Utility — Electric (1.4%)		
National Rural Utilities, 7.375%, 2/10/03	7,000,000	7,036
Total		**7,036**
Total Corporate Bonds Domestic (Cost: $39,485)		**39,485**
Total Investments (100.0%) (Cost $501,411)^		**501,411**
Other Assets, Less Liabilities (0.0%)		**(98)**
Total Net Assets (100.0%)		**$501,313**

^ Also represents cost for federal income tax purposes.

The Accompanying Notes are an Integral Part of the Financial Statements



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave.
Suite 1500
Milwaukee WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

Report of Independent Accountants

To the Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth and Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 2002 and the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 31, 2003

Northwestern Mutual Series Fund, Inc.

December 31, 2002
(in thousands, except per share amounts)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio
Assets						
Investments, at value (1)	$ 255,193	$ 61,653	$ 996,827	$ 35,383	$ 562,544	$ 225,064
Cash	—	1,725	—	116	97	207
Due from Futures Variation Margin	—	—	—	—	—	55
Due from Sale of Fund Shares	—	—	—	41	209	—
Due from Sale of Securities	—	26	—	5	—	—
Due from Sale of Foreign Currency	—	—	—	224	—	—
Dividends and Interest Receivable	18	90	227	93	1,164	153
Total Assets	255,211	63,494	997,054	35,862	564,014	225,479
Liabilities						
Due on Purchase of Securities and Securities Lending Collateral	185	309	2,496	221	—	—
Due on Purchase of Foreign Currency	—	—	—	228	—	—
Due on Redemption of Fund Shares	—	—	—	1	506	—
Due to Investment Advisor	133	82	467	14	353	50
Accrued Expenses	13	20	16	25	53	19
Due on Futures Variation Margin	—	—	—	—	—	—
Total Liabilities	331	411	2,979	489	912	69
Net Assets	$ 254,880	$ 63,083	$ 994,075	$ 35,373	$ 563,102	$ 225,410
Represented By:						
Aggregate Paid in Capital (2), (3)	$ 316,909	$ 67,686	$1,251,056	$ 42,335	$ 746,099	$ 260,933
Undistributed Accumulated Net Investment Income (Loss)	—	36	—	(5)	10,960	1,961
Undistributed Accumulated Net Realized Gain (Loss) on Investments	(45,904)	(305)	(216,890)	(4,623)	(74,953)	(4,475)
Net Unrealized Appreciation (Depreciation) of:						
Investment Securities	(16,125)	(4,334)	(40,091)	(2,336)	(119,088)	(32,896)
Futures Contracts	—	—	—	—	—	(113)
Foreign Currency Transactions	—	—	—	2	84	—
Net Assets for Shares Outstanding (2)	$ 254,880	$ 63,083	$ 994,075	$ 35,373	$ 563,102	$ 225,410
Net Asset Value, Offering and Redemption Price per Share	$ 1.46	$ 0.95	$ 2.18	$ 0.79	$ 1.02	$ 0.95
(1) Investments, at cost	$ 271,318	$ 65,987	$1,036,918	$ 37,719	$ 681,632	$ 257,960
(2) Shares outstanding	175,132	66,203	455,396	44,768	549,889	236,841
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements.

Growth Stock Portfolio	J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 551,818	$ 365,736	$ 74,151	$1,362,613	$ 87,061	$2,704,286	$ 134,086	$ 629,653	$ 501,411
—	—	228	—	137	—	240	664	—
6	—	—	27	11	369	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	1	2,300	14	—	—
—	—	—	—	1	—	—	—	—
450	485	167	2,116	443	14,107	3,289	5,605	740
552,274	366,221	74,546	1,364,756	87,654	2,721,062	137,629	635,922	502,151
631	77	220	1,604	301	158,860	—	51,648	838
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
211	190	42	243	61	673	61	152	—
11	10	10	28	32	—	15	1	—
—	—	—	—	—	—	—	103	—
853	277	272	1,875	394	159,533	76	51,904	838
$ 551,421	$ 365,944	$ 74,274	$1,362,881	$ 87,260	$2,561,529	$ 137,553	$ 584,018	$ 501,313
$ 662,923	$ 572,953	$ 89,159	$1,310,825	$ 96,076	$2,179,629	$ 231,614	$ 538,100	$ 501,313
4,774	3,769	17	21,934	(2)	85,237	159	24,109	—
(118,121)	(81,452)	(3,894)	4,657	(4,829)	(59,822)	(84,324)	5,000	—
1,919	(129,326)	(11,008)	25,814	(3,731)	365,951	(9,896)	16,999	—
(74)	—	—	(349)	(254)	(9,466)	—	(190)	—
—	—	—	—	—	—	—	—	—
$ 551,421	$ 365,944	$ 74,274	$1,362,881	$ 87,260	$2,561,529	$ 137,553	$ 584,018	$ 501,313
$ 1.59	$ 0.87	$ 0.76	$ 2.17	$ 0.86	$ 1.62	$ 0.56	$ 1.27	$ 1.00
$ 549,899	$ 495,062	$ 85,159	$1,336,799	$ 90,792	$2,338,335	$ 143,982	$ 612,654	$ 501,411
347,218	421,624	97,978	629,065	101,691	1,579,113	244,296	459,566	501,334
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

Statements of Operations

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2002
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio
Investment Income						
Income						
Interest	$ 652	$ 37	$ 2,271	$ 23	$ 817	$ 256
Dividends (1)	272	707	2,484	534	15,441	2,342
Total Income	924	744	4,755	557	16,258	2,598
Expenses						
Management Fees	1,625	412	6,030	243	4,396	571
Custodian Expenses	23	67	24	102	475	45
Other Expenses	—	—	—	3	2	—
Audit Fees	18	13	19	18	23	18
Shareholder Reporting Expenses	2	1	1	—	—	5
Total Expenses	1,668	493	6,074	366	4,896	639
Less Waived Fees:						
Paid by Affiliate	—	(9)	—	(10)	—	—
Paid Indirectly	(4)	(1)	(5)	—	—	(4)
Total Net Expenses	1,664	483	6,069	356	4,896	635
Net Investment Income (Loss)	(740)	261	(1,314)	201	11,362	1,963
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies						
Net Realized Gain (Loss) on:						
Investment Securities	(17,952)	(107)	(186,384)	(3,545)	(59,141)	508
Futures Contracts	(598)	(128)	(10,475)	—	—	(1,958)
Foreign Currency Transactions	—	—	—	(4)	(323)	—
Net Realized Gain (Loss) on Investments	(18,550)	(235)	(196,859)	(3,549)	(59,464)	(1,450)
Net Unrealized Appreciation (Depreciation) of Investments for the Period:						
Investment Securities	(38,361)	(5,490)	(79,605)	(1,089)	(65,979)	(38,601)
Futures Contracts	(291)	—	(255)	—	—	(313)
Foreign Currency Transactions	—	—	—	(7)	46	—
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,652)	(5,490)	(79,860)	(1,096)	(65,933)	(38,914)
Net Gain (Loss) on Investments	(57,202)	(5,725)	(276,719)	(4,645)	(125,397)	(40,364)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(57,942)	$(5,464)	$(278,033)	$(4,444)	$(114,035)	$(38,401)
(1) Less Foreign dividend tax	$ —	$ —	$ 1	$ 66	$ 1,608	$ —

The Accompanying Notes are an Integral Part of the Financial Statements.

Growth Stock Portfolio	J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 997	$ 164	$ 64	$ 404	$ 1,563	$ 75,118	$14,591	$25,689	$8,907
6,463	6,174	1,241	24,835	327	18,657	828	—	—
7,460	6,338	1,305	25,239	1,890	93,775	15,419	25,689	8,907
2,655	2,542	380	3,142	387	8,318	716	1,452	1,401
14	8	17	69	146	—	18	—	—
—	—	—	—	—	—	—	—	—
19	19	9	19	15	—	21	—	—
1	2	1	7	13	—	6	—	—
2,689	2,571	407	3,237	561	8,318	761	1,452	1,401
—	—	—	—	(78)	—	—	—	(130)
(3)	(3)	(1)	(4)	(1)	—	(1)	—	—
2,686	2,568	406	3,233	482	8,318	760	1,452	1,271
4,774	3,770	899	22,006	1,408	85,457	14,659	24,237	7,636
(60,577)	(51,494)	(3,717)	10,195	(3,079)	30,825	(18,912)	10,356	—
(4,409)	—	—	(2,638)	(1,545)	(68,166)	—	182	—
—	—	—	—	—	—	—	74	—
(64,986)	(51,494)	(3,717)	7,557	(4,624)	(37,341)	(18,912)	10,612	—
(86,277)	(105,636)	(11,278)	(431,637)	(3,606)	(263,210)	(272)	20,663	—
(410)	—	—	(467)	(285)	(10,553)	—	(190)	—
—	—	—	—	—	—	—	—	—
(86,687)	(105,636)	(11,278)	(432,104)	(3,891)	(273,763)	(272)	20,473	—
(151,673)	(157,130)	(14,995)	(424,547)	(8,515)	(311,104)	(19,184)	31,085	—
$(146,899)	$(153,360)	$(14,096)	$(402,541)	$(7,107)	$(225,647)	$ (4,525)	$55,322	$7,636
$ —	$ 12	$ 8	$ 57	$ 20	$ 33	$ —	$ —	$ —

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ (740)	$ 433
Net Realized Gain (Loss) on Investments	(18,550)	(22,674)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,652)	13,879
Net Increase (Decrease) in Net Assets Resulting from Operations	(57,942)	(8,362)
Distributions to Shareholders from:		
Net Investment Income	(432)	(19)
Net Realized Gain on Investments	—	(5)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(432)	(24)
Fund Share Transactions		
Proceeds from Sale of 38,312 and 45,505 Shares	63,816	78,169
Proceeds from Shares Issued on Reinvestment of Distributions Paid (233 and 13 shares, respectively)	432	24
Payments for 26,639 and 17,164 Shares Redeemed	(42,442)	(28,673)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (11,906 and 28,354 shares, respectively)	21,806	49,520
Total Increase (Decrease) in Net Assets	(36,568)	41,134
Net Assets		
Beginning of Period	291,448	250,314
End of Period (Includes undistributed net investment income of $0 and $433, respectively)	$254,880	$291,448

T. Rowe Price Small Cap Value Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 261	$ 52
Net Realized Gain (Loss) on Investments	(235)	12
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(5,490)	1,156
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,464)	1,220
Distributions to Shareholders from:		
Net Investment Income	(330)	(51)
Net Realized Gain on Investments	(20)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(350)	(51)
Fund Share Transactions		
Proceeds from Sale of 55,011 and 22,033 Shares	57,721	21,131
Proceeds from Shares Issued on Reinvestment of Distributions Paid (358 and 50 shares, respectively)	350	51
Payments for 9,858 and 1,391 Shares Redeemed	(10,177)	(1,348)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (45,511 and 20,692 shares, respectively)	47,894	19,834
Total Increase (Decrease) in Net Assets	42,080	21,003
Net Assets		
Beginning of Period	21,003	—
End of Period (Includes undistributed net investment income of $36 and $10, respectively)	$ 63,083	$21,003

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,314)	$ 1,100
Net Realized Gain (Loss) on Investments	(196,859)	8,908
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(79,860)	(348,808)
Net Increase (Decrease) in Net Assets Resulting from Operations	(278,033)	(338,800)
Distributions to Shareholders from:		
Net Investment Income	(1,101)	(1,517)
Net Realized Gain on Investments	(24,420)	(310,659)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(25,521)	(312,176)
Fund Share Transactions		
Proceeds from Sale of 39,350 and 86,780 Shares	99,265	305,560
Proceeds from Shares Issued on Reinvestment of Distributions Paid (9,223 and 101,785 shares, respectively)	25,521	312,176
Payments for 68,530 and 92,520 Shares Redeemed	(169,033)	(320,897)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((19,957) and 96,045 shares, respectively)	(44,247)	296,839
Total Increase (Decrease) in Net Assets	(347,801)	(354,137)
Net Assets		
Beginning of Period	1,341,876	1,696,013
End of Period (Includes undistributed net investment income of $0 and $1,100, respectively)	$ 994,075	$1,341,876

International Growth Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 201	$ 6
Net Realized Gain (Loss) on Investments	(3,549)	(1,110)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(1,096)	(1,238)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,444)	(2,342)
Distributions to Shareholders from:		
Net Investment Income	(186)	—
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(186)	—
Fund Share Transactions		
Proceeds from Sale of 33,327 and 29,730 Shares	28,213	29,286
Proceeds from Shares Issued on Reinvestment of Distributions Paid (239 and 0 shares, respectively)	186	—
Payments for 18,478 and 50 Shares Redeemed	(15,296)	(44)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (15,088 and 29,680 shares, respectively)	13,103	29,242
Total Increase (Decrease) in Net Assets	8,473	26,900
Net Assets		
Beginning of Period	26,900	—
End of Period (Includes undistributed net investment income of ($5) and $0, respectively)	$ 35,373	$ 26,900

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 11,362	$ 14,894
Net Realized Gain (Loss) on Investments	(59,464)	(16,599)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(65,933)	(106,892)
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,035)	(108,597)
Distributions to Shareholders from:		
Net Investment Income	(13,714)	(13,356)
Net Realized Gain on Investments	—	(67,555)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(13,714)	(80,911)
Fund Share Transactions		
Proceeds from Sale of 793,092 and 897,043 Shares	933,407	1,261,855
Proceeds from Shares Issued on Reinvestment of Distributions Paid (10,614 and 57,917 shares, respectively)	13,714	80,911
Payments for 821,108 and 883,476 Shares Redeemed	(972,683)	(1,246,462)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((17,402) and 71,484 shares, respectively)	(25,562)	96,304
Total Increase (Decrease) in Net Assets	(153,311)	(93,204)
Net Assets		
Beginning of Period	716,413	809,617
End of Period (Includes undistributed net investment income of $10,960 and $13,635, respectively)	$ 563,102	$ 716,413

Index 400 Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,963	$ 1,833
Net Realized Gain (Loss) on Investments	(1,450)	(2,974)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,914)	2,256
Net Increase (Decrease) in Net Assets Resulting from Operations	(38,401)	1,115
Distributions to Shareholders from:		
Net Investment Income	(1,830)	(21)
Net Realized Gain on Investments	—	(2,155)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,830)	(2,176)
Fund Share Transactions		
Proceeds from Sale of 74,689 and 77,185 Shares	80,833	84,032
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,547 and 1,962 shares, respectively)	1,830	2,176
Payments for 27,258 and 11,583 Shares Redeemed	(27,756)	(12,029)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (48,978 and 67,564 shares, respectively)	54,907	74,179
Total Increase (Decrease) in Net Assets	14,676	73,118
Net Assets		
Beginning of Period	210,734	137,616
End of Period (Includes undistributed net investment income of $1,961 and $1,833, respectively)	$225,410	$210,734

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,774	$ 7,118
Net Realized Gain (Loss) on Investments	(64,986)	(49,900)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(86,687)	(69,647)
Net Increase (Decrease) in Net Assets Resulting from Operations	(146,899)	(112,429)
Distributions to Shareholders from:		
Net Investment Income	(7,118)	(5,419)
Net Realized Gain on Investments	—	(25,531)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,118)	(30,950)
Fund Share Transactions		
Proceeds from Sale of 46,554 and 37,823 Shares	84,505	81,112
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,673 and 14,152 shares, respectively)	7,118	30,950
Payments for 46,693 and 20,655 Shares Redeemed	(82,763)	(42,921)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (3,534 and 31,320 shares, respectively)	8,860	69,141
Total Increase (Decrease) in Net Assets	(145,157)	(74,238)
Net Assets		
Beginning of Period	696,578	770,816
End of Period (Includes undistributed net investment income of $4,774 and $7,118, respectively)	$ 551,421	$ 696,578

J.P. Morgan Select Growth and Income Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 3,770	$ 4,120
Net Realized Gain (Loss) on Investments	(51,494)	(19,827)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(105,636)	(30,330)
Net Increase (Decrease) in Net Assets Resulting from Operations	(153,360)	(46,037)
Distributions to Shareholders from:		
Net Investment Income	(4,121)	(4,262)
Net Realized Gain on Investments	—	(15,376)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,121)	(19,638)
Fund Share Transactions		
Proceeds from Sale of 39,423 and 39,693 Shares	41,359	49,815
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,763 and 15,282 shares, respectively)	4,121	19,638
Payments for 71,491 and 28,597 Shares Redeemed	(70,727)	(35,087)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((28,305) and 26,378 shares, respectively)	(25,247)	34,366
Total Increase (Decrease) in Net Assets	(182,728)	(31,309)
Net Assets		
Beginning of Period	548,672	579,981
End of Period (Includes undistributed net investment income of $3,769 and $4,120, respectively)	$ 365,944	$548,672

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001 ** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 899	$ 171
Net Realized Gain (Loss) on Investments	(3,717)	(183)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(11,278)	270
Net Increase (Decrease) in Net Assets Resulting from Operations	(14,096)	258
Distributions to Shareholders from:		
Net Investment Income	(882)	(168)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(882)	(168)
Fund Share Transactions		
Proceeds from Sale of 58,893 and 42,542 Shares	50,973	41,341
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,153 and 174 shares, respectively)	882	168
Payments for 3,873 and 911 Shares Redeemed	(3,325)	(877)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (56,173 and 41,805 shares, respectively)	48,530	40,632
Total Increase (Decrease) in Net Assets	33,552	40,722
Net Assets		
Beginning of Period	40,722	—
End of Period (Includes undistributed net investment income of $17 and $3, respectively)	$ 74,274	$40,722

Index 500 Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss).	$ 22,006	$ 21,311
Net Realized Gain (Loss) on Investments	7,557	32,819
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(432,104)	(302,274)
Net Increase (Decrease) in Net Assets Resulting from Operations	(402,541)	(248,144)
Distributions to Shareholders from:		
Net Investment Income	(21,302)	(24,105)
Net Realized Gain on Investments	(35,471)	(59,088)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(56,773)	(83,193)
Fund Share Transactions		
Proceeds from Sale of 69,220 and 47,523 Shares	173,178	142,837
Proceeds from Shares Issued on Reinvestment of Distributions Paid (21,521 and 26,836 shares, respectively)	56,773	83,193
Payments for 95,445 and 49,022 Shares Redeemed	(229,631)	(145,755)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((4,704) and 25,337 shares, respectively)	320	80,275
Total Increase (Decrease) in Net Assets	(458,994)	(251,062)
Net Assets		
Beginning of Period	1,821,875	2,072,937
End of Period (Includes undistributed net investment income of $21,934 and $21,311, respectively)	$1,362,881	$1,821,875

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,408	$ 286
Net Realized Gain (Loss) on Investments	(4,624)	(202)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(3,891)	(94)
Net Increase (Decrease) in Net Assets Resulting from Operations	(7,107)	(10)
Distributions to Shareholders from:		
Net Investment Income	(1,415)	(284)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,415)	(284)
Fund Share Transactions		
Proceeds from Sale of 66,250 and 41,212 Shares	61,003	40,347
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,657 and 292 shares, respectively)	1,415	284
Payments for 7,491 and 229 Shares Redeemed	(6,752)	(221)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (60,416 and 41,275 shares, respectively)	55,666	40,410
Total Increase (Decrease) in Net Assets	47,144	40,116
Net Assets		
Beginning of Period	40,116	—
End of Period (Includes undistributed net investment income of ($2) and $2, respectively)	$87,260	$40,116

Balanced Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 85,457	$ 115,576
Net Realized Gain (Loss) on Investments	(37,341)	(11,248)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(273,763)	(207,767)
Net Increase (Decrease) in Net Assets Resulting from Operations	(225,647)	(103,439)
Distributions to Shareholders from:		
Net Investment Income	(106,128)	(127,987)
Net Realized Gain on Investments	—	(112,544)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(106,128)	(240,531)
Fund Share Transactions		
Proceeds from Sale of 100,999 and 44,213 Shares	173,165	82,145
Proceeds from Shares Issued on Reinvestment of Distributions Paid (61,452 and 129,457 shares, respectively)	106,128	240,531
Payments for 237,957 and 118,592 Shares Redeemed	(397,126)	(220,768)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((75,506) and 55,078 shares, respectively)	(117,833)	101,908
Total Increase (Decrease) in Net Assets	(449,608)	(242,062)
Net Assets		
Beginning of Period	3,011,137	3,253,199
End of Period (Includes undistributed net investment income of $85,237 and $105,732, respectively)	$2,561,529	$3,011,137

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,659	$ 15,629
Net Realized Gain (Loss) on Investments	(18,912)	(19,780)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(272)	10,959
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,525)	6,808
Distributions to Shareholders from:		
Net Investment Income	(14,697)	(15,601)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(14,697)	(15,601)
Fund Share Transactions		
Proceeds from Sale of 34,172 and 35,236 Shares	21,670	25,721
Proceeds from Shares Issued on Reinvestment of Distributions Paid (26,069 and 24,080 shares, respectively)	14,697	15,601
Payments for 43,587 and 31,719 Shares Redeemed	(27,262)	(23,066)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (16,654 and 27,597 shares, respectively)	9,105	18,256
Total Increase (Decrease) in Net Assets	(10,117)	9,463
Net Assets		
Beginning of Period	147,670	138,207
End of Period (Includes undistributed net investment income of $159 and $196, respectively)	$ 137,553	$147,670

Select Bond Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 24,237	$ 21,595
Net Realized Gain (Loss) on Investments	10,612	10,082
Net Unrealized Appreciation (Depreciation) of Investments for the Period	20,473	1,654
Net Increase (Decrease) in Net Assets Resulting from Operations	55,322	33,331
Distributions to Shareholders from:		
Net Investment Income	(21,737)	(19,294)
Net Realized Gain on Investments	(3,098)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(24,835)	(19,294)
Fund Share Transactions		
Proceeds from Sale of 155,728 and 87,848 Shares	189,851	104,150
Proceeds from Shares Issued on Reinvestment of Distributions Paid (21,354 and 16,955 shares, respectively)	24,835	19,294
Payments for 54,469 and 20,005 Shares Redeemed	(66,561)	(23,753)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (122,613 and 84,798 shares, respectively)	148,125	99,691
Total Increase (Decrease) in Net Assets	178,612	113,728
Net Assets		
Beginning of Period	405,406	291,678
End of Period (Includes undistributed net investment income of $24,109 and $21,476, respectively)	$584,018	$405,406

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 7,636	$ 15,878
Net Realized Gain (Loss) on Investments	—	—
Net Unrealized Appreciation (Depreciation) of Investments for the Period	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	7,636	15,878
Distributions to Shareholders from:		
Net Investment Income	(7,657)	(15,878)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,657)	(15,878)
Fund Share Transactions		
Proceeds from Sale of 1,171,850 and 1,720,066 Shares	1,171,850	1,720,084
Proceeds from Shares Issued on Reinvestment of Distributions Paid (7,657 and 15,879 shares, respectively)	7,657	15,879
Payments for 1,136,862 and 1,661,729 Shares Redeemed	(1,136,862)	(1,661,729)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (42,645 and 74,216 shares, respectively)	42,645	74,234
Total Increase (Decrease) in Net Assets	42,624	74,234
Net Assets		
Beginning of Period	458,689	384,455
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$ 501,313	$ 458,689

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	For the Period April 30, 1999* through December 31, 1999
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.79	$ 1.86	$ 1.79	$ 1.00
Income from Investment Operations:				
Net Investment Income	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.33)	(0.07)	0.13	0.85
Total from Investment Operations	(0.33)	(0.07)	0.13	0.85
Less Distributions:				
Distributions from Net Investment Income	—	—	—	—
Distributions from Realized Gains on Investments	—	—	(0.06)	(0.06)
Total Distributions	—	—	(0.06)	(0.06)
Net Asset Value, End of Period	$ 1.46	$ 1.79	$ 1.86	$ 1.79
Total Return†	(18.42%)	(3.76%)	6.71%	86.09%
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$254,880	$291,448	$250,314	$ 71,483
Ratio of Gross Expenses to Average Net Assets	0.60%	0.60%	0.67%	1.03%***
Ratio of Net Expenses to Average Net Assets	0.60%	0.60%	0.67%	1.00%***
Ratio of Net Investment Income (Loss) to Average Net Assets.	(0.26%)	0.17%	0.19%	(0.07%)***
Portfolio Turnover Rate	41.87%	70.58%	86.13%	70.72%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 1.02	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.07)	0.02
Total from Investment Operations	(0.06)	0.02
Less Distributions:		
Distributions from Net Investment Income	(0.01)	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	—
Net Asset Value, End of Period	$ 0.95	$ 1.02
Total Return†	(5.58%)	1.76%
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 63,083	$ 21,003
Ratio of Gross Expenses to Average Net Assets	1.02%	1.36%***
Ratio of Net Expenses to Average Net Assets	1.00%	1.00%***
Ratio of Net Investment Income (Losses) to Average Net Assets	0.54%	1.03%***
Portfolio Turnover Rate	28.26%	49.70%

* Portfolio commenced operations April 30, 1999.
** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.82	$ 4.47	$ 4.81	$ 3.46	$ 3.34
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.59)	(0.83)	0.29	1.48	0.24
Total from Investment Operations	(0.59)	(0.83)	0.29	1.48	0.24
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	(0.05)	(0.82)	(0.63)	(0.13)	(0.12)
Total Distributions	(0.05)	(0.82)	(0.63)	(0.13)	(0.12)
Net Asset Value, End of Period	$ 2.18	$ 2.82	$ 4.47	$ 4.81	$ 3.46
Total Return†	(21.15%)	(19.87%)	6.18%	43.78%	7.56%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$994,075	$1,341,876	$1,696,013	$1,485,311	$1,137,466
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.52%	0.51%	0.52%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.11%)	0.08%	0.09%	(0.02%)	0.04%
Portfolio Turnover Rate	43.37%	70.40%	63.18%	68.64%	50.43%

International Growth Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.91	$ 1.00
Income from Investment Operations:		
Net Investment Income	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.12)	(0.09)
Total from Investment Operations	(0.12)	(0.09)
Less Distributions:		
Distributions from Net Investment Income	—	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	—	—
Net Asset Value, End of Period	$ 0.79	$ 0.91
Total Return†	(12.34%)	(9.40%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 35,373	$ 26,900
Ratio of Gross Expenses to Average Net Assets	1.15%	1.25%***
Ratio of Net Expenses to Average Net Assets	1.10%	1.10%***
Ratio of Net Investment Income (Loss) to Average Net Assets	0.62%	0.05%***
Portfolio Turnover Rate	27.28%	18.45%

** Portfolio commenced operations July 31, 2001.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.26	$ 1.63	$ 1.78	$ 1.68	$ 1.69
Income from Investment Operations:					
Net Investment Income	0.02	0.02	0.02	0.03	0.05
Net Realized and Unrealized Gains (Losses) on Investments	(0.24)	(0.23)	(0.04)	0.33	0.04
Total from Investment Operations	(0.22)	(0.21)	(0.02)	0.36	0.09
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.03)	(0.04)	(0.05)	(0.04)
Distributions from Realized Gains on Investments	—	(0.13)	(0.09)	(0.21)	(0.06)
Total Distributions	(0.02)	(0.16)	(0.13)	(0.26)	(0.10)
Net Asset Value, End of Period	$ 1.02	$ 1.26	$ 1.63	$ 1.78	$ 1.68
Total Return†	(17.40%)	(14.00%)	(0.79%)	22.88%	4.82%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 563,102	$ 716,413	$809,617	$772,170	$671,106
Ratio of Gross Expenses to Average Net Assets	0.74%	0.74%	0.73%	0.74%	0.76%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.72%	1.99%	1.77%	2.62%	3.38%
Portfolio Turnover Rate	30.94%	34.52%	26.95%	38.37%	30.41%

Index 400 Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	For the Period April 30, 1999* through December 31, 1999
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.12	$ 1.14	$ 1.11	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.01	—	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.17)	(0.01)	0.16	0.12
Total from Investment Operations	(0.16)	(0.01)	0.18	0.13
Less Distributions:				
Distributions from Net Investment Income	(0.01)	—	(0.02)	(0.01)
Distributions from Realized Gains on Investments	—	(0.01)	(0.13)	(0.01)
Total Distributions	(0.01)	(0.01)	(0.15)	(0.02)
Net Asset Value, End of Period	$ 0.95	$ 1.12	$ 1.14	$ 1.11
Total Return†	(14.54%)	(0.65%)	17.21%	12.83%
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$ 225,410	$210,734	$137,616	$ 59,644
Ratio of Gross Expenses to Average Net Assets	0.28%	0.31%	0.32%	0.46%***
Ratio of Net Expenses to Average Net Assets	0.28%	0.31%	0.32%	0.35%***
Ratio of Net Investment Income (Loss) to Average Net Assets	0.86%	1.06%	1.71%	1.69%***
Portfolio Turnover Rate	15.60%	19.06%	54.60%	26.51%

* Portfolio commenced operations April 30, 1999.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.03	$ 2.47	$ 2.66	$ 2.25	$ 1.81
Income from Investment Operations:					
Net Investment Income	0.01	0.02	0.03	0.03	0.02
Net Realized and Unrealized Gains (Losses) on Investments	(0.43)	(0.36)	(0.09)	0.47	0.46
Total from Investment Operations	(0.42)	(0.34)	(0.06)	0.50	0.48
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)
Distributions from Realized Gains on Investments	—	(0.08)	(0.11)	(0.06)	(0.02)
Total Distributions	(0.02)	(0.10)	(0.13)	(0.09)	(0.04)
Net Asset Value, End of Period	$ 1.59	$ 2.03	$ 2.47	$ 2.66	$ 2.25
Total Return†	(20.83%)	(14.22%)	(2.49%)	22.50%	26.69%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 551,421	$ 696,578	$770,816	$676,134	$421,282
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.46%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.76%	1.01%	1.12%	1.22%	1.10%
Portfolio Turnover Rate	28.06%	27.98%	28.01%	27.26%	21.64%

J.P. Morgan Select Growth and Income Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.22	$ 1.37	$ 1.56	$ 1.62	$ 1.33
Income from Investment Operations:					
Net Investment Income	0.01	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.35)	(0.11)	(0.11)	0.12	0.29
Total from Investment Operations	(0.34)	(0.10)	(0.10)	0.13	0.30
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	—	(0.01)
Distributions from Realized Gains on Investments	—	(0.04)	(0.08)	(0.19)	—
Total Distributions	(0.01)	(0.05)	(0.09)	(0.19)	(0.01)
Net Asset Value, End of Period	$ 0.87	$ 1.22	$ 1.37	$ 1.56	$ 1.62
Total Return†	(28.20%)	(7.77%)	(6.97%)	7.47%	23.14%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 365,944	$548,672	$579,981	$ 661,552	$ 570,970
Ratio of Expenses to Average Net Assets	0.58%	0.58%	0.57%	0.57%	0.58%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.85%	0.75%	0.68%	0.80%	1.00%
Portfolio Turnover Rate	29.20%	44.37%	47.67%	106.93%	160.40%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.97	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.21)	(0.03)
Total from Investment Operations	(0.20)	(0.03)
Less Distributions:		
Distributions from Net Investment Income	(0.01)	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	—
Net Asset Value, End of Period	$ 0.76	$ 0.97
Total Return†	(21.24%)	(2.19%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 74,274	$ 40,722
Ratio of Gross Expenses to Average Net Assets	0.70%	0.90%***
Ratio of Net Expenses to Average Net Assets	0.70%	0.75%***
Ratio of Net Investment Income (Loss) to Average Net Assets	1.54%	1.32%***
Portfolio Turnover Rate	22.42%	18.98%

Index 500 Stock Portfolio

	For the Year Ended December 31,				
(For a share outstanding throughout the period)	2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.87	$ 3.41	$ 3.89	$ 3.29	$ 2.64
Income from Investment Operations:					
Net Investment Income	0.03	0.03	0.04	0.04	0.04
Net Realized and Unrealized Gains (Losses) on Investments	(0.64)	(0.43)	(0.37)	0.64	0.71
Total from Investment Operations	(0.61)	(0.40)	(0.33)	0.68	0.75
Less Distributions:					
Distributions from Net Investment Income	(0.03)	(0.04)	(0.04)	(0.03)	(0.04)
Distributions from Realized Gains on Investments	(0.06)	(0.10)	(0.11)	(0.05)	(0.06)
Total Distributions	(0.09)	(0.14)	(0.15)	(0.08)	(0.10)
Net Asset Value, End of Period	$ 2.17	$ 2.87	$ 3.41	$ 3.89	$ 3.29
Total Return†	(22.07%)	(11.88%)	(8.75%)	20.91%	28.72%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,362,881	$1,821,875	$2,072,937	$2,271,956	$1,690,680
Ratio of Expenses to Average Net Assets	0.21%	0.21%	0.20%	0.20%	0.21%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.40%	1.13%	1.08%	1.16%	1.40%
Portfolio Turnover Rate	6.55%	2.92%	6.47%	5.65%	3.03%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† *Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.*

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.97	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.11)	(0.03)
Total from Investment Operations	(0.10)	(0.02)
Less Distributions:		
Distributions from Net Investment Income	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	(0.01)
Net Asset Value, End of Period	$ 0.86	$ 0.97
Total Return†	(10.26%)	(2.10%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 87,260	$ 40,116
Ratio of Gross Expenses to Average Net Assets	0.87%	0.92%***
Ratio of Net Expenses to Average Net Assets	0.75%	0.75%***
Ratio of Net Investment Income (Loss) to Average Net Assets	2.18%	2.19%***
Portfolio Turnover Rate	112.73%	55.88%

Balanced Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.82	$ 2.03	$ 2.22	$ 2.22	$ 1.99
Income from Investment Operations:					
Net Investment Income	0.06	0.08	0.08	0.07	0.07
Net Realized and Unrealized Gains (Losses) on Investments	(0.20)	(0.13)	(0.09)	0.17	0.29
Total from Investment Operations	(0.14)	(0.05)	(0.01)	0.24	0.36
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.08)	(0.07)	(0.07)	(0.07)
Distributions from Realized Gains on Investments	—	(0.08)	(0.11)	(0.17)	(0.06)
Total Distributions	(0.06)	(0.16)	(0.18)	(0.24)	(0.13)
Net Asset Value, End of Period	$ 1.62	$ 1.82	$ 2.03	$ 2.22	$ 2.22
Total Return†	(7.54%)	(3.15%)	(0.17%)	11.18%	18.88%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$2,561,529	$3,011,137	$3,253,199	$3,557,900	$3,282,071
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	3.08%	3.75%	3.47%	3.36%	3.48%
Portfolio Turnover Rate	53.12%	50.37%	24.36%	27.16%	44.18%

** Portfolio commenced operations July 31, 2001.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.65	$ 0.69	$ 0.82	$ 0.94	$ 1.06
Income from Investment Operations:					
Net Investment Income	0.07	0.08	0.09	0.11	0.10
Net Realized and Unrealized Gains (Losses) on Investments	(0.09)	(0.04)	(0.13)	(0.12)	(0.12)
Total from Investment Operations	(0.02)	0.04	(0.04)	(0.01)	(0.02)
Less Distributions:					
Distributions from Net Investment Income	(0.07)	(0.08)	(0.09)	(0.11)	(0.10)
Distributions from Realized Gains on Investments	—	—	—	—	—
Total Distributions	(0.07)	(0.08)	(0.09)	(0.11)	(0.10)
Net Asset Value, End of Period	$ 0.56	$ 0.65	$ 0.69	$ 0.82	$ 0.94
Total Return†	(2.89%)	5.03%	(4.60%)	(0.44%)	(1.84%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$137,553	$147,670	$ 138,207	$ 161,424	$ 184,782
Ratio of Gross Expenses to Average Net Assets	0.54%	0.53%	0.53%	0.50%	0.50%
Ratio of Net Expenses to Average Net Assets	0.54%	0.53%	0.52%	0.50%	0.50%
Ratio of Net Investment Income (Loss) to Average Net Assets	10.37%	10.48%	10.90%	11.15%	10.85%
Portfolio Turnover Rate	89.20%	96.41%	124.91%	139.87%	153.71%

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.20	$ 1.16	$ 1.13	$ 1.25	$ 1.26
Income from Investment Operations:					
Net Investment Income	0.05	0.06	0.08	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.09	0.05	0.03	(0.09)	—
Total from Investment Operations	0.14	0.11	0.11	(0.01)	0.08
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.07)	(0.08)	(0.08)	(0.08)
Distributions from Realized Gains on Investments	(0.01)	—	—	(0.03)	(0.01)
Total Distributions	(0.07)	(0.07)	(0.08)	(0.11)	(0.09)
Net Asset Value, End of Period	$ 1.27	$ 1.20	$ 1.16	$ 1.13	$ 1.25
Total Return†	12.09%	10.37%	10.21%	(1.00%)	7.07%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 584,018	$ 405,406	$ 291,678	$286,493	$ 298,034
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	5.01%	6.15%	6.84%	6.56%	6.87%
Portfolio Turnover Rate	184.37%	151.27%	139.89%	76.65%	161.79%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.02	0.04	0.06	0.05	0.05
Total from Investment Operations	0.02	0.04	0.06	0.05	0.05
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.04)	(0.06)	(0.05)	(0.05)
Total Distributions	(0.02)	(0.04)	(0.06)	(0.05)	(0.05)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return†	1.65%	3.91%	6.28%	5.10%	5.43%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$501,313	$458,689	$384,455	$404,284	$291,464
Ratio of Gross Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Expenses to Average Net Assets	0.27%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.63%	3.76%	6.08%	4.99%	5.26%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

December 31, 2002

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund") is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

Note 2 — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are valued at the final sale price, or final bid price in absence of a sale. Stocks not listed on a national or foreign stock exchange are valued at the closing bid price on the over-the-counter market. Stocks for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedure is used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional size trading units of bonds. Money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days but generally not exceeding one year are valued by marking to market on the basis of an average of the most recent bid prices or yields. Money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market. When quotations for bonds or money market instruments are not readily available, these securities are valued at fair value determined by procedures approved by the Board of Directors.

Note 4 — Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated in U.S. dollar amounts on the respective dates of such transactions. When the International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio purchases or sells a foreign security they may enter into a foreign exchange currency contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign exchange currency contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts valued at the contractual forward rate are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is incurred. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on a Portfolio's books, and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities. The Small Cap Growth Stock,

Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin", are recorded by the Portfolios as unrealized gains or losses. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For Federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio's investment policies. The collateral received under the securities lending program is recorded on the Portfolio's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate any securities loan at any time. As of December 31, 2002, the value of outstanding securities on loan and the value of collateral amounted to the following:

	Value of Securities on Loan	Value of Collateral
Balanced	$59,351,321	$61,267,250
Select Bond	35,968,870	37,117,875

As of December 31, 2002, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio's Statement of Assets and Liabilities.

Note 7 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2002, transactions in securities other than money market investments were:

Portfolios	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
		(Amounts in thousands)		
Small Cap Growth Stock	$ 152,502		$ 103,166	
T. Rowe Price Small Cap Value	60,082		13,541	
Aggressive Growth Stock	452,368		499,231	
International Growth Stock	21,474		8,468	
Franklin Templeton International Equity	190,692		193,661	
Index 400 Stock	86,735		33,731	
Growth Stock	221,300		160,997	
J.P. Morgan Select Growth & Income Stock	127,298		145,565	
Capital Guardian Domestic Equity	61,139		12,419	
Index 500 Stock	101,729		135,299	
Asset Allocation	102,857	$ 30,207	57,769	$ 22,123
Balanced	1,256,969	620,109	1,373,782	762,494
High Yield Bond	126,591		116,400	
Select Bond	947,579	654,076	779,918	520,550

Note 8 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Each Portfolio pays at an annual rate based on the average daily net asset values of each Portfolio. For the T. Rowe Price Small Cap Value Portfolio the rate is .85%, for the Index 500 Stock Portfolio the rate is .20%, for the Index 400 Stock Portfolio the rate is .25%, and for the Balanced, Select Bond and Money Market Portfolios the rate is .30%. For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedule:

Portfolios	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
J.P. Morgan Select Growth & Income Stock	.70%	.60%	.55%
High Yield Bond	.60%	.50%	.40%

Portfolios	First $100 Million	Next $150 Million	Excess
International Growth Stock	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

These amounts are paid to Mason Street Advisors, a wholly owned subsidiary of Northwestern Mutual, which is the manager and investment adviser of the Series Fund. Northwestern Mutual is also a party to the agreement. Other costs for each Portfolio are paid either by the Portfolios, Northwestern Mutual, or Mason Street Advisors depending upon the applicable agreement in place.

The Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, and High Yield Bond Portfolio pay their own custodian fees. In addition, certain Portfolios pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. The Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2002, the amounts paid through expense offset arrangements are $4,015 in the Small Cap Growth Stock Portfolio, $1,460 in the T. Rowe Price Small Cap Value Portfolio, $4,745 in the Aggressive Growth Stock Portfolio, $3,650 in the Index 400 Stock Portfolio, $3,285 in the Growth Stock Portfolio, $2,555 in the J.P. Morgan Select Growth & Income Stock Portfolio, $730 in the Capital Guardian Domestic Equity Portfolio, $4,356 in the Index 500 Stock Portfolio, $1,095 in the Asset Allocation Portfolio, and $1,460 in the High Yield Bond Portfolio.

J.P. Morgan Fleming Asset Management, ("J.P. Morgan"), Templeton Investment Counsel, Inc. ("Templeton Counsel"), T. Rowe Price Associates, Inc. ("T. Rowe Price") and Capital Guardian Trust Company ("Capital Guardian") have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment program of the J.P. Morgan Select Growth & Income Stock Portfolio, the Franklin Templeton International Equity Portfolio, the T. Rowe Price Small Cap Value Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. Mason Street Advisors pays J.P. Morgan .45% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by J.P. Morgan, .40% on the next $100 million, .35% on the next $200 million and .30% in excess of $400 million. Mason Street Advisors pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. Mason Street Advisors pays T. Rowe Price an annual rate of .60% of the Portfolio's average daily net assets. Mason Street Advisors pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million.

The Small Cap Growth Stock, T. Rowe Small Cap Value, and Aggressive Growth Stock Portfolios paid commissions on Fund transactions to an affiliated broker in the amounts of $11,428, $845, and $180,690, respectively, for the year ended December 31, 2002.

Note 9 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the statements of assets and liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for Federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios' post October losses and capital loss carryovers as of December 31, 2002 is provided below:

Portfolio	Post October Losses	Capital Loss Carryovers	
	Capital	Amount	Expiration
	(Amounts in Thousands)		
Small Cap Growth Stock	$ —	$ 41,724	2009–2010
T. Rowe Price Small Cap Value	140	98	2010
Aggressive Growth Stock	10,137	192,312	2010
International Growth Stock	620	3,805	2009–2010
Franklin Templeton International Equity	—	73,668	2009–2010
Index 400 Stock	142	2,153	2009-2010
Growth Stock	1,983	115,629	2009–2010
J.P. Morgan Select Growth & Income Stock	4,543	73,258	2009–2010
Capital Guardian Domestic Equity	1,186	2,410	2009–2010
Index 500 Stock	—	—	—
Asset Allocation	289	4,396	2009–2010
Balanced	—	50,014	2009–2010
High Yield Bond	6,888	77,164	2006–2010
Select Bond	251	—	—
Money Market	—	—	—

Note 10 — Dividends from net investment income and net realized capital gains are declared at least annually for the Small Cap Growth Stock, T. Rowe Price Small Cap Value, Aggressive Growth Stock, International Growth Stock, Franklin Templeton International Equity, Index 400 Stock, Growth Stock, J.P. Morgan Select Growth & Income Stock, Capital Guardian Domestic Equity, Index 500 Stock, Asset Allocation, Balanced, High Yield Bond and Select Bond Portfolios and each business day for the Money Market Portfolio.

Note 11 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Stock Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements amounted to $1,045,186 and $1,296,498 for the Franklin Templeton International Equity Portfolio and $41,412 and $0 for the International Growth Stock Portfolio for the years ended December 31, 2002 and December 31, 2001, respectively.

Note 12

Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the years ended December 31, 2002 and 2001was as follows:

Portfolio	2002 Distributions Paid From: Ordinary Income	2002 Distributions Paid From: Long-term Capital Gain	2001 Distributions Paid From: Ordinary Income	2001 Distributions Paid From: Long-term Capital Gain
	(Amounts in Thousands)			
Small Cap Growth Stock	$ 432	$ —	$ 24	$ —
T. Rowe Price Small Cap Value	337	13	51	—
Aggressive Growth Stock	1,101	24,420	1,517	310,659
International Growth Stock	186	—	—	—
Franklin Templeton International Equity	13,714	—	26,699	54,212
Index 400 Stock	1,830	—	969	1,207
Growth Stock	7,118	—	5,419	25,531
J.P. Morgan Select Growth & Income Stock	4,121	—	7,206	12,432
Capital Guardian Domestic Equity	882	—	168	—
Index 500 Stock	21,302	35,471	24,105	59,088
Asset Allocation	1,415	—	284	—
Balanced	106,128	—	127,987	112,544
High Yield Bond	14,697	—	15,601	—
Select Bond	24,835	—	19,294	—
Money Market	7,657	—	15,878	—

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains	Accumulated Losses	Unrealized Appreciation (Depreciation)*
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ (41,724)	$ (20,305)
T. Rowe Price Small Cap Value	—	—	(238)	(4,365)
Aggressive Growth Stock	—	—	(202,449)	(54,532)
International Growth Stock	2	—	(4,425)	(2,539)
Franklin Templeton International Equity	11,039	—	(73,668)	(120,368)
Index 400 Stock	1,934	—	(2,295)	(35,162)
Growth Stock	4,774	—	(117,612)	1,336
J.P. Morgan Select Growth & Income Stock	3,770	—	(77,801)	(132,978)
Capital Guardian Domestic Equity	14	—	(3,596)	(11,303)
Index 500 Stock	21,914	8,036	—	22,106
Asset Allocation	4	—	(4,685)	(4,135)
Balanced	85,974	—	(50,014)	345,940
High Yield Bond	364	—	(84,052)	(10,373)
Select Bond	38,274	—	(251)	7,895
Money Market	—	—	—	—

* Differs from disclosures on Schedules of Investments due primarily to timing of recognition of certain gains and losses for tax purposes.

Note 13 — Effective January 31st, 2003 the J.P. Morgan Select Growth and Income Stock Portfolio will experience name and manager changes. The Large Cap Core Stock Fund, formerly known as the J.P. Morgan Select Growth and Income Stock Portfolio, will be managed by Mason Street Advisors, LLC. The management fee will be decreased effective with the change in investment advisers. Effective January 31, 2003, the management fee will be calculated at an annual rate of 0.60% on the first $50 million in net assets, 0.50% on the next $50 million in net assets and 0.40% on net assets greater than $100 million. The annual fee will be based on the average daily net assets and payable on a monthly basis.



Report of Independent Accountants

To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account A

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in equity and the financial highlights present fairly, in all material respects, the financial position of NML Variable Annuity Account A and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Stock Division, Franklin Templeton International Equity Division, Index 400 Stock Division, Growth Stock Division, J.P. Morgan Select Growth and Income Stock Division, Capital Guardian Domestic Equity Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2002, and the results of each of their operations, the changes in each of their equity and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2002 with Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 30, 2003

NML Variable Annuity Account A

Statement of Assets and Liabilities
December 31, 2002
(in thousands)

Assets		
Investments at Market Value:		
Northwestern Mutual Series Fund, Inc.		
Small Cap Growth Stock		
9,912 shares (cost $18,759)	$ 14,422	
T. Rowe Price Small Cap Value		
2,825 shares (cost $2,981)	2,692	
Aggressive Growth Stock		
23,805 shares (cost $81,640)	51,966	
International Growth Stock		
758 shares (cost $666)	598	
Franklin Templeton International Equity		
22,001 shares (cost $34,441)	22,529	
Index 400 Stock		
8,750 shares (cost $9,843)	8,330	
Growth Stock		
14,790 shares (cost $33,032)	23,486	
J.P. Morgan Select Growth and Income Stock		
15,786 shares (cost $22,115)	13,703	
Capital Guardian Domestic Equity		
2,203 shares (cost $1,904)	1,670	
Index 500 Stock		
32,083 shares (cost $81,840)	69,524	
Asset Allocation		
3,263 shares (cost $3,031)	2,800	
Balanced		
111,967 shares (cost $194,101)	181,610	
High Yield Bond		
7,602 shares (cost $5,620)	4,280	
Select Bond		
24,737 shares (cost $29,435)	31,441	
Money Market		
26,634 shares (cost $26,634)	26,634	
Russell Insurance Funds		
Multi-Style Equity		
336 shares (cost $4,489)	3,042	
Aggressive Equity		
247 shares (cost $2,928)	2,283	
Non-U.S		
317 shares (cost $3,341)	2,284	
Core Bond		
224 shares (cost $2,275)	2,331	
Real Estate Securities		
291 shares (cost $3,120)	3,056	$468,681
Due from Northwestern Mutual Life Insurance Company		211
Total Assets		$468,892
Liabilities		
Due to Participants		$ 597
Due to Northwestern Mutual Life Insurance Company		223
Total Liabilities		820
Equity (Note 8)		
Contracts Issued Prior to December 17, 1981		35,373
Contracts Issued After December 16, 1981 and Prior to March 31, 1995		320,815
Contracts Issued On or After March 31, 1995 and Prior to March 31, 2000:		
Front Load Version		15,937
Back Load Version		79,380
Contracts Issued On or After March 31, 2000:		
Front Load Version		2,529
Back Load Version		14,038
Total Equity		468,072
Total Liabilities and Equity		$468,892

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#		Aggressive Growth Stock Division		International Growth Stock Division#		Franklin Templeton International Equity Division		Index 400 Stock Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$ 12,796	$ 53,045	$ 26	$ 1	$ 14	$ 1	$ 61	$ 19,094	$ 3	$ —	$ 574	$ 3,729	$ 76	$ 97
Annuity Rate and Expense Guarantees	(6,269)	(7,425)	(198)	(179)	(26)	(1)	(766)	(1,021)	(5)	—	(327)	(415)	(109)	(94)
Net Investment Income (Loss)	6,527	45,620	(172)	(178)	(12)	—	(705)	18,073	(2)	—	247	3,314	(33)	3
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	(14,549)	15,197	(785)	(343)	(73)	—	(4,414)	906	(3)	(8)	(2,073)	(245)	(352)	(41)
Unrealized Appreciation (Depreciation) of Investments During the Period	(74,854)	(124,257)	(2,610)	(338)	(329)	41	(10,937)	(40,892)	(59)	—	(3,472)	(8,897)	(1,217)	(36)
Net Gain (Loss) on Investments	(89,403)	(109,060)	(3,395)	(681)	(402)	41	(15,351)	(39,986)	(62)	(8)	(5,545)	(9,142)	(1,569)	(77)
Increase (Decrease) in Equity Derived from Investment Activity	$(82,876)	$ (63,440)	$(3,567)	$(859)	$(414)	$41	$(16,056)	$(21,913)	$(64)	$ (8)	$(5,298)	$(5,828)	$(1,602)	$(74)

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A
Statements of Operations
(in thousands)

(continued)	Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division		Capital Guardian Domestic Equity Division#		Index 500 Stock Division		Asset Allocation Division#		Balanced Division		High Yield Bond Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$ 324	$ 1,497	$ 170	$ 876	$ 20	$ 1	$ 1,197	$ 5,168	$ 45	$ 6	$ 7,949	$ 19,440	$ 456	$529
Annuity Rate and Expense Guarantees	(337)	(403)	(212)	(286)	(12)	—	(976)	(1,297)	(22)	(2)	(2,466)	(2,955)	(55)	(62)
Net Investment Income (Loss)	(13)	1,094	(42)	590	8	1	221	3,871	23	4	5,483	16,485	401	467
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	(1,842)	464	(2,738)	(278)	(54)	—	483	8,880	(35)	—	(1,610)	6,981	(439)	(655)
Unrealized Appreciation (Depreciation) of Investments During the Period	(5,170)	(7,478)	(3,694)	(2,664)	(248)	12	(23,945)	(29,565)	(244)	11	(23,128)	(34,686)	(179)	381
Net Gain (Loss) on Investments	(7,012)	(7,014)	(6,432)	(2,942)	(302)	12	(23,462)	(20,685)	(279)	11	(24,738)	(27,705)	(618)	(274)
Increase (Decrease) in Equity Derived from Investment Activity	$(7,025)	$(5,920)	$(6,474)	$(2,352)	$(294)	$13	$(23,241)	$(16,814)	$(256)	$15	$(19,255)	$(11,220)	$(217)	$193

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Operations

(in thousands)

(continued)	Select Bond Division		Money Market Divison		Russell Multi-Style Equity Divison		Russel Aggressive Equity Division		Russell Non-U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$1,181	$1,257	$ 440	$1,067	$ 22	$ 91	$ —	$ 3	$ 41	$ 17	$ 55	$78	$142	$ 93
Annuity Rate and Expense Guarantees	(299)	(248)	(304)	(318)	(41)	(44)	(29)	(29)	(32)	(34)	(23)	(16)	(30)	(21)
Net Investment Income (Loss)	882	1,009	136	749	(19)	47	(29)	(26)	9	(17)	32	62	112	72
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	437	(65)	—	—	(547)	(154)	(133)	(69)	(459)	(287)	85	16	3	95
Unrealized Appreciation (Depreciation) of Investments During the Period	1,426	919	—	—	(495)	(517)	(409)	6	(80)	(480)	26	(13)	(90)	(61)
Net Gain (Loss) on Investments	1,863	854	—	—	(1,042)	(671)	(542)	(63)	(539)	(767)	111	3	(87)	34
Increase (Decrease) in Equity Derived from Investment Activity	$2,745	$1,863	$ 136	$ 749	$(1,061)	$(624)	$(571)	$(89)	$(530)	$(784)	$143	$65	$ 25	$106

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Equity

(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#		Aggressive Growth Stock Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations								
Net Investment Income (Loss)	$ 6,527	$ 45,620	$ (172)	$ (178)	$ (12)	$ —	$ (705)	$ 18,073
Net Realized Gain (Loss)	(14,549)	15,197	(785)	(343)	(73)	—	(4,414)	906
Net Changes in Unrealized Appreciation (Depreciation)	(74,854)	(124,257)	(2,610)	(338)	(329)	41	(10,937)	(40,892)
Increase (Decrease) in Equity Derived from Investment Activity	(82,876)	(63,440)	(3,567)	(859)	(414)	41	(16,056)	(21,913)
Equity Transactions								
Contract Owners' Net Payments	46,958	46,213	1,990	1,932	744	87	5,565	6,978
Annuity Payments	(1,186)	(1,316)	(2)	(7)	(21)	—	(30)	(37)
Surrenders and Other (net)	(86,526)	(83,649)	(1,772)	(1,362)	(399)	—	(9,556)	(10,388)
Transfers from Other Divisions or Sponsor	89,970	83,322	5,993	4,029	4,185	490	5,187	7,243
Transfers to Other Divisions or Sponsor	(91,980)	(84,772)	(3,844)	(4,403)	(1,985)	(34)	(10,758)	(10,995)
Increase (Decrease) in Equity Derived from Equity Transactions	(42,764)	(40,202)	2,365	189	2,524	543	(9,592)	(7,199)
Net Increase (Decrease) in Equity	(125,640)	(103,642)	(1,202)	(670)	2,110	584	(25,648)	(29,112)
Equity								
Beginning of Period	593,712	697,354	15,623	16,293	584	—	77,631	106,743
End of Period	$ 468,072	$ 593,712	$14,421	$15,623	$ 2,694	$ 584	$51,983	$ 77,631

	International Growth Stock Division#		Franklin Templeton International Equity Division		Index 400 Stock Division	
	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations						
Net Investment Income (Loss)	$ (2)	$ —	$ 247	$ 3,314	$ (33)	$ 3
Net Realized Gain (Loss)	(3)	(8)	(2,073)	(245)	(352)	(41)
Net Changes in Unrealized Appreciation (Depreciation)	(59)	—	(3,472)	(8,897)	(1,217)	(36)
Increase (Decrease) in Equity Derived from Investment Activity	(64)	(8)	(5,298)	(5,828)	(1,602)	(74)
Equity Transactions						
Contract Owners' Net Payments	198	24	2,567	2,894	1,618	1,347
Annuity Payments	—	—	(14)	(17)	(14)	(16)
Surrenders and Other (net)	(15)	—	(4,346)	(4,910)	(1,479)	(708)
Transfers from Other Divisions or Sponsor	678	154	3,446	3,316	4,135	4,453
Transfers to Other Divisions or Sponsor	(356)	(13)	(4,630)	(4,969)	(3,493)	(3,006)
Increase (Decrease) in Equity Derived from Equity Transactions	505	165	(2,977)	(3,686)	767	2,070
Net Increase (Decrease) in Equity	441	157	(8,275)	(9,514)	(835)	1,996
Equity						
Beginning of Period	157	—	30,784	40,298	9,158	7,162
End of Period	$598	$157	$22,509	$30,784	$8,323	$9,158

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Equity

(in thousands)

(continued)	Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division		Capital Guardian Domestic Equity Division#		Index 500 Stock Division		Asset Allocation Division#		Balanced Division		High Yield Bond Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations														
Net Investment Income (Loss)	$ (13)	$ 1,094	$ (42)	$ 590	$ 8	$ 1	$ 221	$ 3,871	$ 23	$ 4	$ 5,483	$ 16,485	$ 401	$ 467
Net Realized Gain (Loss)	(1,842)	464	(2,738)	(278)	(54)	—	483	8,880	(35)	—	(1,610)	6,981	(439)	(655)
Net Changes in Unrealized Appreciation (Depreciation)	(5,170)	(7,478)	(3,694)	(2,664)	(248)	12	(23,945)	(29,565)	(244)	11	(23,128)	(34,686)	(179)	381
Increase (Decrease) in Equity Derived from Investment Activity	(7,025)	(5,920)	(6,474)	(2,352)	(294)	13	(23,241)	(16,814)	(256)	15	(19,255)	(11,220)	(217)	193
Equity Transactions														
Contract Owners' Net Payments	3,233	3,713	2,184	2,138	449	25	6,935	7,565	578	86	11,208	12,043	633	523
Annuity Payments	(4)	(5)	(51)	(66)	—	—	(273)	(337)	—	—	(640)	(684)	(4)	(11)
Surrenders and Other (net)	(3,860)	(3,538)	(3,074)	(3,087)	(121)	(2)	(14,951)	(15,093)	(147)	2	(31,038)	(32,253)	(895)	(888)
Transfers from Other Divisions or Sponsor	3,299	5,424	2,022	3,370	2,055	254	8,032	9,028	2,148	699	8,932	9,588	1,378	1,921
Transfers to Other Divisions or Sponsor	(4,869)	(4,981)	(3,947)	(3,033)	(709)	—	(12,115)	(12,955)	(326)	(2)	(16,839)	(14,552)	(1,636)	(1,860)
Increase (Decrease) in Equity Derived from Equity Transactions	(2,201)	613	(2,866)	(678)	1,674	277	(12,372)	(11,792)	2,253	785	(28,377)	(25,858)	(524)	(315)
Net Increase (Decrease) in Equity	(9,226)	(5,307)	(9,340)	(3,030)	1,380	290	(35,613)	(28,606)	1,997	800	(47,632)	(37,078)	(741)	(122)
Equity														
Beginning of Period	32,717	38,024	23,057	26,087	290	—	104,907	133,513	800	—	228,923	266,001	5,008	5,130
End of Period	$23,491	$32,717	$13,717	$23,057	$1,670	$290	$69,294	$104,907	$2,797	$800	$181,291	$228,923	$4,267	$5,008

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

Statements of Changes in Equity

(in thousands)

(continued)	Select Bond Division		Money Market Division		Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non-U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations														
Net Investment Income (Loss)	$ 882	$ 1,009	$ 136	$ 749	$ (19)	$ 47	$ (29)	$ (26)	$ 9	$ (17)	$ 32	$ 62	$ 112	$ 72
Net Realized Gain (Loss)	437	(65)	—	—	(547)	(154)	(133)	(69)	(459)	(287)	85	16	3	95
Net Changes in Unrealized Appreciation (Depreciation)	1,426	919	—	—	(495)	(517)	(409)	6	(80)	(480)	26	(13)	(90)	(61)
Increase (Decrease) in Equity Derived from Investment Activity	2,745	1,863	136	749	(1,061)	(624)	(571)	(89)	(530)	(784)	143	65	25	106
Equity Transactions														
Contract Owners' Net Payments	2,605	1,760	4,308	2,973	566	675	320	447	361	505	299	182	597	316
Annuity Payments	(82)	(84)	(34)	(42)	(7)	(6)	—	—	(2)	—	—	—	(8)	(4)
Surrenders and Other (net)	(4,465)	(3,070)	(8,347)	(7,417)	(651)	(216)	(210)	(200)	(356)	(270)	(469)	(122)	(375)	(127)
Transfers from Other Divisions or Sponsor	11,827	5,887	17,060	19,263	2,286	2,557	1,428	1,011	1,492	1,782	1,570	814	2,817	2,039
Transfers to Other Divisions or Sponsor	(4,953)	(2,868)	(13,683)	(13,859)	(2,140)	(2,372)	(1,623)	(792)	(1,516)	(1,616)	(739)	(624)	(1,819)	(1,838)
Increase (Decrease) in Equity Derived from Equity Transactions	4,932	1,625	(696)	918	54	638	(85)	466	(21)	401	661	250	1,212	386
Net Increase (Decrease) in Equity	7,677	3,488	(560)	1,667	(1,007)	14	(656)	377	(551)	(383)	804	315	1,237	492
Equity														
Beginning of Period	23,757	20,269	27,147	25,480	4,111	4,097	2,875	2,498	2,862	3,245	1,501	1,186	1,820	1,328
End of Period	$31,434	$23,757	$ 26,587	$ 27,147	$ 3,104	$ 4,111	$2,219	$2,875	$2,311	$2,862	$2,305	$1,501	$3,057	$1,820

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account A

(For a unit outstanding during the period)

Division	Unit Value, Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return (2), Lowest to Highest
Small Cap Growth Stock				
Year Ended 12/31/02	$0.702869 to $ 1.536295	0.16%	0.40% to 1.25%	(19.44%) to (18.75%)
Year Ended 12/31/01	$0.865935 to $ 1.890848	0.01%	0.40% to 1.25%	(4.97%) to (4.15%)
T. Rowe Price Small Cap Value (1)				
Year Ended 12/31/02	$0.943905 to $ 0.955324	0.57%	0.40% to 1.25%	(6.75%) to (5.96%)
Period Ended 12/31/01	$1.012260 to $ 1.015860	0.44%	0.40% to 1.25%	1.23% to 1.59%
Aggressive Growth Stock				
Year Ended 12/31/02	$0.564112 to $ 3.711325	0.10%	0.40% to 1.25%	(22.13%) to (21.47%)
Year Ended 12/31/01	$0.719033 to $ 4.742335	22.82%	0.40% to 1.25%	(20.88%) to (20.20%)
International Growth Stock (1)				
Year Ended 12/31/02	$0.780276 to $ 0.789715	0.73%	0.40% to 1.25%	(13.42%) to (12.69%)
Period Ended 12/31/01	$0.901258 to $ 0.904464	0.00%	0.40% to 1.25%	(9.87%) to (9.55%)
Franklin Templeton International Equity				
Year Ended 12/31/02	$0.700185 to $ 1.636881	2.12%	0.40% to 1.25%	(18.43%) to (17.73%)
Year Ended 12/31/01	$0.851962 to $ 1.996677	10.94%	0.40% to 1.25%	(15.07%) to (14.35%)
Index 400 Stock				
Year Ended 12/31/02	$0.870423 to $ 1.106344	0.82%	0.40% to 1.25%	(15.60%) to (14.88%)
Year Ended 12/31/01	$1.023646 to $ 1.299809	1.20%	0.40% to 1.25%	(1.90%) to (1.06%)
Growth Stock				
Year Ended 12/31/02	$0.616498 to $ 2.006974	1.16%	0.40% to 1.25%	(21.81%) to (21.15%)
Year Ended 12/31/01	$0.782628 to $ 2.554121	4.47%	0.40% to 1.25%	(15.29%) to (14.56%)
J.P. Morgan Select Growth and Income Stock				
Year Ended 12/31/02	$0.581563 to $ 1.566688	0.96%	0.40% to 1.25%	(29.09%) to (28.49%)
Year Ended 12/31/01	$0.814020 to $ 2.198364	3.66%	0.40% to 1.25%	(8.92%) to (8.14%)
Capital Guardian Domestic Equity (1)				
Year Ended 12/31/02	$0.756787 to $ 0.765966	1.82%	0.40% to 1.25%	(22.22%) to (21.56%)
Period Ended 12/31/01	$0.973004 to $ 0.976476	0.72%	0.40% to 1.25%	(2.70%) to (2.35%)
Index 500 Stock				
Year Ended 12/31/02	$0.604035 to $ 3.089894	1.40%	0.40% to 1.25%	(23.04%) to (22.38%)
Year Ended 12/31/01	$0.779001 to $ 3.994853	4.55%	0.40% to 1.25%	(12.98%) to (12.23%)
Asset Allocation (1)				
Year Ended 12/31/02	$0.863125 to $ 0.873571	2.26%	0.40% to 1.25%	(11.37%) to (10.62%)
Period Ended 12/31/01	$0.973862 to $ 0.977328	1.20%	0.40% to 1.25%	(2.61%) to (2.27%)
Balanced				
Year Ended 12/31/02	$0.862735 to $ 7.112654	3.92%	0.40% to 1.25%	(8.68%) to (7.91%)
Year Ended 12/31/01	$0.937735 to $ 7.750204	8.01%	0.40% to 1.25%	(4.36%) to (3.54%)
High Yield Bond				
Year Ended 12/31/02	$0.972766 to $ 1.487426	9.94%	0.40% to 1.25%	(4.10%) to (3.28%)
Year Ended 12/31/01	$1.006773 to $ 1.543249	10.16%	0.40% to 1.25%	3.72% to 4.61%
Select Bond				
Year Ended 12/31/02	$1.321394 to $10.108841	4.40%	0.40% to 1.25%	10.70% to 11.64%
Year Ended 12/31/01	$1.184790 to $ 9.086342	5.71%	0.40% to 1.25%	8.99% to 9.92%
Money Market				
Year Ended 12/31/02	$1.092171 to $ 3.030949	1.65%	0.40% to 1.25%	0.39% to 1.25%
Year Ended 12/31/01	$1.079788 to $ 3.004024	3.80%	0.40% to 1.25%	2.62% to 3.50%
Russell Multi-Style Equity				
Year Ended 12/31/02	$0.574187 to $ 0.613006	0.60%	0.40% to 1.25%	(24.14%) to (23.50%)
Year Ended 12/31/01	$0.751294 to $ 0.801293	2.33%	0.40% to 1.25%	(15.28%) to (14.55%)
Russell Aggressive Equity				
Year Ended 12/31/02	$0.727980 to $ 0.857996	0.00%	0.40% to 1.25%	(20.06%) to (19.38%)
Year Ended 12/31/01	$0.903873 to $ 1.064253	0.11%	0.40% to 1.25%	(3.58%) to (2.76%)
Russell Non-U.S.				
Year Ended 12/31/02	$0.557227 to $ 0.699179	1.48%	0.40% to 1.25%	(16.20%) to (15.49%)
Year Ended 12/31/01	$0.659991 to $ 0.827309	0.60%	0.40% to 1.25%	(23.00%) to (22.34%)
Russell Core Bond				
Year Ended 12/31/02	$1.217720 to $ 1.256188	2.87%	0.40% to 1.25%	7.49% to 8.40%
Year Ended 12/31/01	$1.132872 to $ 1.158815	5.90%	0.40% to 1.25%	6.07% to 6.97%
Russell Real Estate Securities				
Year Ended 12/31/02	$1.261665 to $ 1.375137	5.39%	0.40% to 1.25%	2.51% to 3.39%
Year Ended 12/31/01	$1.230726 to $ 1.331406	5.13%	0.40% to 1.25%	6.49% to 7.40%

(1) Portfolio commenced operations on July 31, 2001.
(2) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Variable Annuity Account A

December 31, 2002

Note 1 — NML Variable Annuity Account A (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4.5% of purchase payments and Back Load contracts with a withdrawal charge of 0-6%.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are diversified open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. For variable payment plans issued prior to January 1, 1974, annuity reserves are based on the 1955 American Annuity Table with assumed interest rates of 3% or 5%. For variable payment plans issued on or after January 1, 1974 and before January 1, 1985, annuity reserves are based on the 1971 Individual Annuity Mortality Table with assumed interest rates of 3½% or 5%. For variable payment plans issued on or after January 1, 1985, annuity reserves are based on the 1983 Annuity Table a adjusted with assumed interest rates of 3½% or 5%.

Note 5 — Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Transactions in the Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the period ended December 31, 2002 by each Division are shown below:

Division	Purchases	Sales
Small Cap Growth Stock	$ 4,461,452	$ 2,267,772
T. Rowe Price Small Cap Value	3,056,595	544,753
Aggressive Growth Stock	7,414,573	16,374,895
International Growth Stock	519,948	15,440
Franklin Templeton International Equity	3,334,140	6,070,557
Index 400 Stock	2,397,162	1,666,098
Growth Stock	3,786,154	6,005,545
J.P. Morgan Select Growth and Income Stock	2,595,415	5,518,037
Capital Guardian Domestic Equity	1,827,157	145,921
Index 500 Stock	10,496,270	20,459,679
Asset Allocation	2,448,370	169,149
Balanced	19,743,059	42,633,986
High Yield Bond	1,107,893	1,228,005
Select Bond	11,093,552	5,331,758
Money Market	8,251,938	8,777,655
Russell Multi-Style Equity	814,757	841,367
Russell Aggressive Equity	343,250	465,120
Russell Non-U.S.	474,958	512,890
Russell Core Bond	1,316,732	562,906
Russell Real Estate Securities	1,982,942	645,240

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued prior to December 17, 1981, the deduction is at an annual rate of ¾ of 1% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1% annual rate.

For contracts issued after December 16, 1981 and prior to March 31, 1995, the deduction is at an annual rate of 1¼% of the net assets of each Division attributable to these contracts. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a 1½% annual rate.

For contracts issued on or after March 31, 1995 and prior to March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of 4/10 of 1%

and 1¼%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed ¾ of 1% and 1½%, respectively.

For contracts issued on or after March 31, 2000, for the Front Load version and the Back Load version, the deduction for annuity rate and expense guarantees is determined daily at annual rates of 5/10 of 1% and 1¼%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed ¾ of 1% and 1½% annual rate, respectively. The current charges will not be increased for five years from the date of the most recent Prospectus.

Since 1995, Northwestern Mutual has paid a dividend to certain contracts. The dividend is reinvested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

Note 8 — Equity Values by Division are shown below:
(in thousands, except accumulation unit values)

	Contracts Issued: Prior to December 17, 1981			Contracts Issued: After December 16, 1981 and Prior to March 31, 1995		
Division	**Accumulation Unit Value**	**Units Outstanding**	**Equity**	**Accumulation Unit Value**	**Units Outstanding**	**Equity**
Small Cap Growth Stock	$ 1.516823	196	$ 297	$1.489185	6,573	$ 9,788
T. Rowe Price Small Cap Value	0.950636	230	219	0.943905	1,401	1,322
Aggressive Growth Stock	3.711325	256	950	3.494085	10,045	35,098
International Growth Stock	0.785836	13	10	0.780276	317	247
Franklin Templeton International Equity	1.636881	326	534	1.559571	9,896	15,434
Index 400 Stock	1.092338	243	265	1.072428	4,143	4,443
Growth Stock	2.006974	313	628	1.921805	6,983	13,420
J.P. Morgan Select Growth and Income Stock	1.566688	125	196	1.500218	5,160	7,741
Capital Guardian Domestic Equity	0.762191	107	82	0.756787	1,190	901
Index 500 Stock	3.089894	3,965	12,251	2.909123	12,908	37,551
Asset Allocation	0.869281	41	36	0.863125	2,124	1,833
Balanced	7.112654	1,322	9,403	6.403383	22,433	143,647
High Yield Bond	1.487426	69	103	1.424293	1,461	2,081
Select Bond	10.108841	603	6,096	9.098961	1,840	16,742
Money Market	3.030949	460	1,394	2.728924	6,073	16,573
Russell Multi-Style Equity	0.605230	6	4	0.594202	2,539	1,509
Russell Aggressive Equity	0.847132	113	96	0.831686	1,279	1,064
Russell Non-U.S.	0.690333	33	23	0.677755	1,927	1,306
Russell Core Bond	1.240286	11	14	1.217720	996	1,213
Russell Real Estate Securities	1.285091	55	71	1.261665	1,199	1,513
Equity			32,672			313,426
Annuity Reserves			2,701			7,389
Total Equity			$35,373			$320,815

Division	Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Front Load Version			Contracts Issued: On or After March 31, 1995 and Prior to March 31, 2000 Back Load Version		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$1.536295	323	$ 496	$1.489185	1,965	$ 2,926
T. Rowe Price Small Cap Value	0.955324	272	260	0.943905	591	558
Aggressive Growth Stock	1.764232	1,184	2,089	3.494085	3,455	12,072
International Growth Stock	0.789715	6	5	0.780276	214	167
Franklin Templeton International Equity	1.367662	870	1,190	1.559571	2,870	4,476
Index 400 Stock	1.106344	344	381	1.072428	2,052	2,201
Growth Stock	1.896210	591	1,121	1.921805	3,629	6,974
J.P. Morgan Select Growth and Income Stock	1.479747	641	949	1.500218	2,625	3,938
Capital Guardian Domestic Equity	0.765966	37	28	0.756787	409	310
Index 500 Stock	1.936439	1,084	2,099	2.909123	4,606	13,399
Asset Allocation	0.873571	107	93	0.863125	584	504
Balanced	1.870656	1,610	3,012	6.403383	2,544	16,290
High Yield Bond	1.425787	138	197	1.424293	1,056	1,504
Select Bond	1.793220	482	864	9.098961	605	5,505
Money Market	1.397113	1,308	1,827	2.728924	1,724	4,705
Russell Multi-Style Equity	0.613006	634	389	0.594202	1,405	835
Russell Aggressive Equity	0.857996	281	241	0.831686	714	594
Russell Non-U.S.	0.699179	256	179	0.677755	818	554
Russell Core Bond	1.256188	66	83	1.217720	599	729
Russell Real Estate Securities	1.301549	153	199	1.261665	656	828
Equity			15,702			79,069
Annuity Reserves			235			311
Total Equity			$15,937			$79,380

Division	Contracts Issued: On or After March 31, 2000 Front Load Version			Contracts Issued: On or After March 31, 2000 Back Load Version		
	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$0.702869	154	$ 108	$1.489185	522	$ 777
T. Rowe Price Small Cap Value	0.953992	28	27	0.943905	328	310
Aggressive Growth Stock	0.564112	222	125	3.494085	412	1,440
International Growth Stock	0.788618	23	18	0.780276	193	151
Franklin Templeton International Equity	0.700185	133	93	1.559571	403	629
Index 400 Stock	0.870423	181	158	1.072428	740	794
Growth Stock	0.616498	140	86	1.921805	635	1,220
J.P. Morgan Select Growth and Income Stock	0.581563	206	120	1.500218	244	366
Capital Guardian Domestic Equity	0.764893	44	34	0.756787	418	316
Index 500 Stock	0.604035	281	170	2.909123	653	1,900
Asset Allocation	0.872356	131	114	0.863125	251	217
Balanced	0.862735	829	715	6.403383	329	2,107
High Yield Bond	0.972766	60	58	1.424293	197	281
Select Bond	1.321394	183	242	9.098961	106	964
Money Market	1.092171	197	215	2.728924	513	1,400
Russell Multi-Style Equity	0.574187	72	41	0.594202	403	239
Russell Aggressive Equity	0.727980	52	38	0.831686	226	188
Russell Non-U.S.	0.557227	94	52	0.677755	258	175
Russell Core Bond	1.243794	42	52	1.217720	173	211
Russell Real Estate Securities	1.375137	46	63	1.261665	280	353
Equity			2,529			14,038
Annuity Reserves			—			—
Total Equity			$ 2,529			$14,038

Director Information (Unaudited)

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below. Each director will serve until that person's successor is elected and qualified.

Independent Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
William J. Blake (69) 731 North Jackson St. Milwaukee, WI 53202	Director	Since 1988	26	None
Principal Occupation During Past 5 Years: Chairman, Blake Investment Corp. (real estate investments and venture capital)				
William A. McIntosh (63) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	26	MGIC Investment Corporation
Principal Occupation During Past 5 Years: Retired Division Head, U.S. Fixed Income of Salomon Brothers (investment securities)				
Martin F. Stein (65) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	26	Koss Corporation
Principal Occupation During Past 5 Years: Founder of Stein Optical (retail sales of eyewear)				

Other Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Stephen N. Graff (67) 805 Lone Tree Road Elm Grove, WI 53122	Director	Since 1995	26	Regal-Beloit Corporation Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: Retired Partner, Arthur Andersen LLP (public accountants)				
Edward J. Zore (56) 720 East Wisconsin Avenue Milwaukee, WI 53202	President and Director	Since 2000	26	Manpower, Inc. Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President				

Directors and Officers

Northwestern Mutual Series Fund, Inc.

Directors

Edward J. Zore . . . . President and Chief Executive Officer, Northwestern Mutual Life,
. . . . Milwaukee

Martin F. Stein . . . . Founder, Stein Optical,
. . . . Milwaukee

Stephen N. Graff . . . . Retired Partner, Arthur Andersen LLP
. . . . Milwaukee

William J. Blake . . . . Chairman, Blake Investment Corp.,
. . . . Milwaukee

William A. McIntosh . . . . Retired Division Head — U.S. Fixed Income, Salomon Brothers,
. . . . Chicago

Officers

Edward J. Zore . . . . President

Mark G. Doll . . . . Vice President & Treasurer

Merrill C. Lundberg . . . . Secretary

Barbara E. Courtney . . . . Controller

INSURANCE FUNDS

RUSSELL INSURANCE FUNDS

2002 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

CORE BOND FUND

REAL ESTATE SECURITIES FUND

DECEMBER 31, 2002

Russell



Russell Insurance Funds

Russell Insurance Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on five Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

Russell Insurance Funds

Annual Report

December 31, 2002

Table of Contents

To Our Clients

As we present Russell Insurance Funds' 2002 Annual Report, we would like to thank you for choosing Russell's MULTI ASSET MULTI STYLE MULTI MANAGER ™ investment solution.

This annual report is being delivered against the backdrop of continued, uncertain markets. As the third year of a bear market passes we would like to take a moment to reflect on our investment process and how it has performed in this volatile environment.

Overall, Russell's focus on diversity and risk management has been accomplished through the use of multiple asset classes, where applicable, and multiple style differentiated money managers. This process ensures that investors are participating in a broad range of asset classes and investment styles, which is supported by money manager diversification.

As we move into 2003, we remain committed to our strategically diversified investment philosophy based on world class independent manager research. As a global leader in multi-manager investing, Russell continues to have a worldwide network of manager research analysts conducting ongoing reviews of the managers in your portfolios, ensuring that the most appropriate managers and strategies are employed.

You have put your financial security in our hands and we take that responsibility very seriously. Thank you for your investment with Russell Insurance Funds. We look forward to 2003 and continuing to earn your support.

Warm Regards,



Len Brennan
President and Chief Executive Officer

Multi-Style Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide income and capital growth by investing principally in equity securities.

Invests in: Primarily US equity securities.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of eight managers with three separate and distinct investment styles.



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000® Index **
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 7,681	(23.19)%
5 Years	$ 8,719	(2.70)%§
Inception	$ 11,207	1.92%§

Russell 1000® Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 7,835	(21.65)%
5 Years	$ 9,714	(0.58)%§
Inception	$ 12,906	4.34%§

Performance Review

For the year ended December 31, 2002, the RIF Multi-Style Equity Fund lost 23.19%. This compared to a loss of 21.65% for the Fund's benchmark, the Russell 1000® Index.

Market and Portfolio Highlights

Stocks fell precipitously in 2002 as investors lost confidence in the integrity of corporate America's management and accounting practices, credit rating agencies lowered ratings, geopolitical risks heightened, and corporate profit growth was far short of expectations due to weak pricing and higher labor and energy costs. The market experienced many high profile corporate scandals (Worldcom, Global Crossing, UAL, Kmart, and Tenet) with relatively few positive surprises. US equity large cap indices fell for the third consecutive year, with the S&P 500® Index posting the worst returns since 1974.

The twelve months ended December 31, 2002 provided a somewhat challenging environment for active managers as stocks that led US equity market leadership shifted rapidly between the first three quarters of the year and the fourth quarter. Market leaders in the first nine months of the year included companies considered defensive, such as undervalued, anti-cyclical companies with histories of predictable, current earnings and low debt levels. Conversely, market leaders in the fourth quarter were more speculative companies, such as ones with only forward projected earnings growth. For the year, value indices outpaced growth by more than 12%. Sectors such as consumer staples led market returns, while technology and telecom companies trailed.

Multi-Style Equity Fund

Portfolio Management Discussion — December 31, 2002 (Unaudited)

The Fund performed relatively well in the first nine months of 2002 in an environment that generally did not reward superior fundamentals. The fourth quarter, however, reversed this trend as speculative low quality shares with weak fundamentals led the market. Eight of the eleven managers in the Fund during the year beat their growth, value or market-oriented style benchmarks. The managers within the value style (those seeking undervalued companies combined with positive future growth potential) fared particularly well during the period. Yet Suffolk Capital Management and Peachtree Capital Management both underperformed, offsetting some of the positive returns contributed by other managers in the Fund.

The Fund's sector positioning was favorable to performance, aided by an underweight in technology shares and an overweight in materials and processing shares. However, specific stock selection hurt performance as the drop in Tyco's share price removed approximately 50 basis points from the Fund's results, and the well-performing regional bank sector was underrepresented. Generally, stock selection was favorable in most sectors, especially among healthcare issues (including overweights in Boston Scientific and United Health), and the multi-industry other sector (with an underweight in General Electric). The Fund's aggregate bias throughout 2002 favored companies with above-average earnings potential, which detracted from returns during the fourth quarter.

The Fund's multi-manager investment approach added value by remaining risk controlled in a highly volatile market. The Fund benefited from risk control enhancements at Turner Investment Partners, Westpeak Global Advisors defensive strategy, and from two managers changes implemented during the year. Alliance Capital Management was replaced with Montag & Caldwell in October 2002. This change more fully diversifies the growth allocation of the Fund. Peachtree Asset Management was terminated in December, with its 5% weight allocated to Jacobs Levy Equity Management, Montag & Caldwell, and Strong Capital Management. Significant organizational changes within Peachtree caused the Fund to withdraw assets from this manager.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Pfizer, Inc.	2.8%
Citigroup, Inc.	2.4
Exxon Mobil Corp.	1.9
Procter & Gamble Co.	1.9
Microsoft Corp.	1.8
American International Group	1.6
Amgen, Inc.	1.5
Johnson & Johnson	1.4
Medtronic, Inc.	1.4
Bank of America Corp.	1.3

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	19.6x
Portfolio Price/Book Ratio	2.58x
Market Capitalization - $-Weighted Average	64.42 Bil
Number of Holdings	618

Money Managers	Styles
Alliance Capital Management, LP - Bernstein Investment Research and Management Unit	Value
Barclays Global Fund Advisors	Value
Brandywine Asset Management, LLC	Value
Jacobs Levy Equity Management, Inc.	Market-Oriented
Montag & Caldwell, Inc.	Growth
Strong Capital Management, Inc.	Growth
Turner Investment Partners, Inc.	Growth
Westpeak Global Advisors, LP	Market-Oriented

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Multi-Style Equity Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 93.4%		
Auto and Transportation - 2.1%		
American Axle & Manufacturing Holdings, Inc. (Æ)	970	23
ArvinMeritor, Inc.	1,664	28
Autoliv, Inc.	4,400	92
Burlington Northern Santa Fe Corp.	21,750	566
Continental Airlines, Inc. Class B (Æ)	9,000	65
Cooper Tire & Rubber Co.	3,570	55
CSX Corp.	900	25
Dana Corp.	12,600	148
Delphi Corp.	13,270	107
FedEx Corp.	2,730	148
Ford Motor Co.	32,749	305
General Motors Corp.	16,958	625
Genuine Parts Co.	5,200	160
Goodyear Tire & Rubber Co. (The)	14,700	100
Harley-Davidson, Inc.	4,700	217
JB Hunt Transport Services, Inc. (Æ)	1,500	44
JetBlue Airways Corp. (Æ)	1,970	53
Norfolk Southern Corp.	9,400	188
Paccar, Inc.	1,120	52
Skywest, Inc.	2,020	26
Southwest Airlines Co.	15,145	211
Swift Transportation Co., Inc. (Æ)	140	3
Union Pacific Corp.	3,890	233
United Parcel Service, Inc. Class B	12,600	795
Visteon Corp.	8,400	58
		4,327
Consumer Discretionary - 17.4%		
AOL Time Warner, Inc. (Æ)	22,430	294
Apollo Group, Inc. Class A (Æ)	17,800	783
Applebees International, Inc.	1,750	41
Avon Products, Inc.	8,100	436
Banta Corp.	560	18
BearingPoint, Inc. (Æ)	13,800	95
Bed Bath & Beyond, Inc. (Æ)	8,000	276
Belo Corp. Class A	590	13
Big Lots, Inc. (Æ)	1,700	22
BJ's Wholesale Club, Inc. (Æ)	9,370	171
Black & Decker Corp.	3,290	141
Blyth, Inc.	1,350	36
Brunswick Corp.	3,400	68
Callaway Golf Co.	4,000	53
Carnival Corp.	11,500	287
CBRL Group, Inc.	1,700	51
Cendant Corp. (Æ)	36,900	387
Cheesecake Factory (The) (Æ)	3,500	127
Chico's FAS, Inc. (Æ)	20,100	380
Claire's Stores, Inc.	2,400	53
Clear Channel Communications, Inc. (Æ)	34,640	1,292
Clorox Co.	3,950	163
Coach, Inc. (Æ)	6,500	214
Colgate-Palmolive Co.	26,800	1,405
Corinthian Colleges, Inc. (Æ)	4,200	159
Costco Wholesale Corp. (Æ)	10,200	286
Darden Restaurants, Inc.	1,775	36
Dollar General Corp.	2,300	27
DoubleClick, Inc. (Æ)	1,380	8
Eastman Kodak Co.	5,700	200
eBay, Inc. (Æ)	14,710	998
EchoStar Communications Corp. (Æ)	12,790	285
Electronic Arts, Inc. (Æ)	21,130	1,052
Estee Lauder Cos., Inc. (The) Class A	4,000	106
Expedia, Inc. Class A (Æ)	40	3
Family Dollar Stores	1,970	61
Fastenal Co.	6,500	243
Federated Department Stores (Æ)	10,666	307
Fisher Scientific International (Æ)	500	15
Fortune Brands, Inc.	8,070	375
Fox Entertainment Group, Inc. Class A (Æ)	110	3
Gannett Co., Inc.	17,110	1,228
Gap, Inc. (The)	16,300	253
Gemstar-TV Guide International, Inc. (Æ)	9,840	32
Gillette Co. (The)	50,150	1,523
GTECH Holdings Corp. (Æ)	760	21
Harrah's Entertainment, Inc. (Æ)	1,910	76
Hearst-Argyle Television, Inc. (Æ)	230	6
Hilton Hotels Corp.	2,100	27
Hollywood Entertainment Corp. (Æ)	2,100	32
Home Depot, Inc.	16,490	395
International Game Technology (Æ)	5,500	418
Interpublic Group Cos., Inc.	8,600	121
ITT Educational Services, Inc. (Æ)	1,800	42
JC Penney Co., Inc. Holding Co.	3,500	81
Jones Apparel Group, Inc. (Æ)	2,300	82
Kimberly-Clark Corp.	6,300	299
Knight-Ridder, Inc.	3,210	203
Kohl's Corp. (Æ)	32,170	1,800
Landry's Restaurants, Inc.	1,400	30
Leggett & Platt, Inc.	4,500	101
Limited Brands	9,690	135
Liz Claiborne, Inc.	690	20
Lowe's Cos., Inc.	13,660	512
Manpower, Inc.	9,100	290
Marriott International, Inc. Class A	17,800	585
Mattel, Inc.	4,360	83
May Department Stores Co. (The)	7,930	182
McDonald's Corp.	33,320	536
McGraw-Hill Cos., Inc. (The)	1,500	91
Media General, Inc. Class A	50	3
Meredith Corp.	1,480	61
Metro-Goldwyn-Mayer, Inc. (Æ)	280	4
MGM Mirage (Æ)	2,300	76
New York Times Co. Class A	500	23
Newell Rubbermaid, Inc.	21,500	652
Nordstrom, Inc.	1,100	21

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Office Depot, Inc. (Æ)	6,130	90
Omnicom Group	10,430	674
Pacific Sunwear of California (Æ)	4,350	77
Park Place Entertainment Corp. (Æ)	11,640	98
PEP Boys-Manny Moe & Jack	2,700	31
Petsmart, Inc. (Æ)	13,710	235
PF Chang's China Bistro, Inc. (Æ)	2,300	83
Pier 1 Imports, Inc.	1,400	27
Pittston Brink's Group	1,620	30
Procter & Gamble Co.	46,080	3,960
RadioShack Corp.	2,250	42
Ross Stores, Inc.	1,100	47
RR Donnelley & Sons Co.	6,300	137
Scripps Co. (E.W.) Class A	900	69
Sears Roebuck and Co.	10,500	251
Service Corp. International (Æ)	28,300	94
ServiceMaster Co. (The)	9,830	109
Stanley Works (The)	1,000	35
Staples, Inc. (Æ)	10,810	198
Starwood Hotels & Resorts Worldwide, Inc.	2,200	52
Take-Two Interactive Software (Æ)	3,200	75
Talbots, Inc.	960	26
Target Corp.	2,000	60
Tech Data Corp. (Æ)	1,210	33
Ticketmaster Class B (Æ)	320	7
TJX Cos., Inc.	8,700	170
Toys R Us, Inc. (Æ)	2,200	22
Tribune Co.	4,000	182
University of Phoenix Online (Æ)	3,200	115
Univision Communications, Inc. Class A (Æ)	10,300	252
USA Interactive (Æ)	35,320	810
VF Corp.	7,500	270
Viacom, Inc. Class B (Æ)	21,309	869
Wal-Mart Stores, Inc.	47,010	2,374
Wallace Computer Services, Inc.	900	19
Walt Disney Co.	92,760	1,513
Washington Post Class B	60	44
Waste Connections, Inc. (Æ)	1,800	69
Waste Management, Inc.	13,710	314
Weight Watchers International, Inc. (Æ)	3,000	138
Wendy's International, Inc.	1,200	32
Westwood One, Inc. (Æ)	9,000	336
Whirlpool Corp.	800	42
Williams-Sonoma, Inc. (Æ)	3,500	95
Yahoo, Inc. (Æ)	36,640	599
Yum! Brands, Inc. (Æ)	1,740	42
		35,861
Consumer Staples - 5.9%		
Albertson's, Inc.	9,160	204
Anheuser-Busch Cos., Inc.	8,550	414
Campbell Soup Co.	1,800	42
Coca-Cola Co. (The)	59,870	2,624
Coca-Cola Enterprises, Inc.	5,800	126
ConAgra Foods, Inc.	25,320	633
Constellation Brands, Inc. Class A (Æ)	110	3
Coors (Adolph) Class B	400	25
CVS Corp.	10,600	265
Dean Foods Co. (Æ)	1,900	70
Del Monte Foods Co. (Æ)	22,006	169
Dial Corp. (The)	2,990	61
Dole Food Co.	290	9
General Mills, Inc.	3,000	141
Hershey Foods Corp.	1,300	88
HJ Heinz Co.	2,700	89
Hormel Foods Corp.	2,130	50
Kellogg Co.	17,170	588
Kraft Foods, Inc. Class A	6,500	253
Kroger Co. (Æ)	5,310	82
Monsanto Co.	11,872	229
Pepsi Bottling Group, Inc.	1,240	32
PepsiAmericas, Inc.	1,890	25
PepsiCo, Inc.	42,132	1,779
Performance Food Group Co. (Æ)	1,200	41
Philip Morris Cos., Inc.	39,850	1,615
RJ Reynolds Tobacco Holdings, Inc.	7,390	311
Sara Lee Corp.	37,280	839
Supervalu, Inc.	16,440	271
Systemco Corp.	12,920	385
Tyson Foods, Inc. Class A	5,260	59
Unilever NV	2,100	130
UST, Inc.	500	17
Walgreen Co.	9,500	277
Whole Foods Market, Inc. (Æ)	4,000	211
WM Wrigley Jr. Co.	1,900	104
		12,261
Financial Services - 20.0%		
ACE, Ltd.	900	26
Aetna, Inc.	5,940	244
Aflac, Inc.	10,300	310
AG Edwards, Inc.	450	15
Allmerica Financial Corp.	6,050	61
Allstate Corp. (The)	17,190	636
American Express Co.	25,460	900
American Financial Group, Inc.	620	14
American International Group	58,676	3,394
AmeriCredit Corp. (Æ)	13,300	103
AmSouth Bancorp	16,950	325
Annaly Mortgage Management, Inc.	2,640	50
AON Corp.	2,890	55
Apartment Investment & Management Co. Class A (ö)	1,180	44
Arden Realty, Inc. (ö)	770	17
Associated Banc-Corp	166	6
Astoria Financial Corp.	480	13
Bank of America Corp.	39,119	2,722

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Bank of New York Co., Inc. (The)	870	21
Bank One Corp.	34,820	1,273
Banknorth Group, Inc.	1,150	26
BB&T Corp.	3,780	140
Bear Stearns Cos., Inc. (The)	2,300	137
Berkshire Hathaway, Inc. Class B (Æ)	220	533
CarrAmerica Realty Corp. (ö)	2,727	68
Charles Schwab Corp. (The)	56,820	616
Charter One Financial, Inc.	2,660	76
Chelsea Property Group, Inc. (ö)	1,100	37
Chubb Corp.	3,100	162
Cigna Corp.	6,250	257
Citigroup, Inc.	143,891	5,064
CNA Financial Corp. (Æ)	1,320	34
Colonial BancGroup, Inc. (The)	190	2
Comerica, Inc.	2,100	91
Compass Bancshares, Inc.	600	19
Countrywide Financial Corp.	3,200	165
Deluxe Corp.	3,015	127
Doral Financial Corp.	5,500	157
Duke Realty Corp. (ö)	2,960	75
E*TRADE Group, Inc. (Æ)	18,000	87
Equifax, Inc.	1,200	28
Equity Office Properties Trust (ö)	12,744	318
Equity Residential (ö)	8,030	197
Fannie Mae	16,560	1,065
Federated Investors, Inc. Class B	4,380	111
Fidelity National Financial, Inc.	1,494	49
First Data Corp.	30,300	1,073
First Tennessee National Corp.	160	6
FirstMerit Corp.	110	2
FleetBoston Financial Corp.	36,820	895
Freddie Mac	17,230	1,017
Fulton Financial Corp.	665	12
Golden West Financial Corp.	4,630	332
Goldman Sachs Group, Inc.	20,050	1,365
Greater Bay Bancorp	1,200	21
Greenpoint Financial Corp.	1,410	64
H&R Block, Inc.	3,180	128
Hartford Financial Services Group, Inc.	1,950	89
Health Care REIT, Inc. (ö)	900	24
Hibernia Corp. Class A	4,220	81
Highwoods Properties, Inc. (ö)	1,470	32
Hilb Rogal & Hamilton Co.	1,100	45
Household International, Inc.	10,040	279
HRPT Properties Trust (ö)	2,600	21
Huntington Bancshares, Inc.	10,400	195
iStar Financial, Inc. (ö)	1,110	31
Jefferson-Pilot Corp.	790	30
John Hancock Financial Services, Inc.	10,900	304
John Nuveen Co. (The) Class A	700	18
JP Morgan Chase & Co.	50,280	1,207
Keycorp	17,400	437
Landamerica Financial Group, Inc.	600	21
Lehman Brothers Holdings, Inc.	8,240	439
Liberty Property Trust (ö)	80	3
Lincoln National Corp.	3,540	112
Loews Corp.	2,210	98
Macerich Co. (The) (ö)	1,100	34
Marsh & McLennan Cos., Inc.	17,000	786
MBIA, Inc.	1,925	84
MBNA Corp.	35,890	683
Merrill Lynch & Co., Inc.	24,840	943
Metlife, Inc.	9,590	259
Moody's Corp.	1,200	50
Morgan Stanley	26,820	1,071
National City Corp.	17,900	489
National Commerce Financial Corp.	560	13
Old National Bancorp	120	3
Old Republic International Corp.	2,560	72
Paychex, Inc.	6,000	167
Platinum Underwriters Holdings, Ltd. (Æ)	10,600	279
PMI Group, Inc. (The)	1,850	56
PNC Financial Services Group, Inc.	4,850	203
Popular, Inc.	270	9
Post Properties, Inc. (ö)	1,500	36
Principal Financial Group	7,090	214
Progressive Corp. (The)	1,830	91
Protective Life Corp.	390	11
Providian Financial Corp. (Æ)	750	5
Prudential Financial, Inc.	3,530	112
Regions Financial Corp.	6,880	230
RenaissanceRe Holdings, Ltd.	3,500	139
Rouse Co. (The) (ö)	640	20
Safeco Corp.	4,800	166
Simon Property Group, Inc. (ö)	7,990	272
SLM Corp.	3,800	395
SouthTrust Corp.	4,410	110
St. Paul Cos.	8,000	272
State Street Corp.	150	6
Sungard Data Systems, Inc. (Æ)	1,180	28
SunTrust Banks, Inc.	2,200	125
TCF Financial Corp.	2,680	117
Torchmark Corp.	2,750	100
Travelers Property Casualty Corp. Class A (Æ)	4,605	67
Travelers Property Casualty Corp. Class B (Æ)	18,858	276
Trizec Properties, Inc. (ö)	600	6
Union Planters Corp.	1,875	53
UnionBanCal Corp.	2,550	100
United Rentals, Inc. (Æ)	4,900	53
UnumProvident Corp.	6,520	114
US Bancorp	33,873	719
Wachovia Corp.	43,130	1,572
Washington Mutual, Inc.	40,652	1,404
Wells Fargo & Co.	22,838	1,070
WR Berkley Corp.	1,890	75

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
XL Capital, Ltd. Class A	330	25
Zions BanCorp.	70	3
		41,438

Health Care - 14.8%

	Number of Shares	Market Value (000) $
Abbott Laboratories	5,500	220
Alcon, Inc. (Æ)	7,500	296
Allergan, Inc.	4,400	254
AmerisourceBergen Corp.	2,800	152
Amgen, Inc. (Æ)	62,960	3,043
Amylin Pharmaceuticals, Inc. (Æ)	6,000	97
Anthem, Inc. (Æ)	1,500	94
Baxter International, Inc.	1,200	34
Becton Dickinson & Co.	4,120	126
Biomet, Inc.	4,000	115
Boston Scientific Corp. (Æ)	37,060	1,576
Bristol-Myers Squibb Co.	24,860	576
Caremark Rx, Inc. (Æ)	390	6
Chiron Corp. (Æ)	40	2
CR Bard, Inc.	970	56
CuraGen Corp. (Æ)	530	2
DaVita, Inc. (Æ)	346	9
Eli Lilly & Co.	21,800	1,384
Forest Laboratories, Inc. (Æ)	16,360	1,607
Genentech, Inc. (Æ)	700	23
Gilead Sciences, Inc. (Æ)	7,500	255
Guidant Corp. (Æ)	1,780	55
HCA, Inc.	19,920	827
Health Management Associates, Inc. Class A	4,300	77
Humana, Inc. (Æ)	16,400	164
ICOS Corp. (Æ)	480	11
Johnson & Johnson	55,200	2,965
King Pharmaceuticals, Inc. (Æ)	280	5
McKesson Corp.	3,900	105
Medimmune, Inc. (Æ)	19,350	526
Medtronic, Inc.	64,570	2,944
Merck & Co., Inc.	28,380	1,607
Mid Atlantic Medical Services (Æ)	160	5
Novartis AG - ADR	9,100	334
Oxford Health Plans (Æ)	1,560	57
Pfizer, Inc.	187,817	5,743
Pharmacia Corp.	31,604	1,321
Renal Care Group, Inc. (Æ)	70	2
Schering-Plough Corp.	16,620	369
St. Jude Medical, Inc. (Æ)	6,730	267
Stericycle, Inc. (Æ)	1,700	55
Steris Corp. (Æ)	4,380	106
Stryker Corp.	4,000	268
Teva Pharmaceutical Industries - ADR	10,280	397
UnitedHealth Group, Inc.	9,420	787
Watson Pharmaceuticals, Inc. (Æ)	2,060	58
WellPoint Health Networks (Æ)	3,700	263
Wyeth	32,540	1,217
Zimmer Holdings, Inc. (Æ)	900	37
		30,499

Integrated Oils - 3.8%

	Number of Shares	Market Value (000) $
Amerada Hess Corp.	1,780	98
BP PLC - ADR	11,000	447
ChevronTexaco Corp.	21,935	1,458
ConocoPhillips	21,296	1,031
Exxon Mobil Corp.	113,930	3,981
Marathon Oil Corp.	11,150	237
Occidental Petroleum Corp.	18,800	535
Unocal Corp.	2,030	62
		7,849

Materials and Processing - 3.8%

	Number of Shares	Market Value (000) $
Air Products & Chemicals, Inc.	6,060	259
Alcoa, Inc.	9,800	223
Allegheny Technologies, Inc.	1,650	10
American Standard Cos., Inc. (Æ)	2,200	157
Archer-Daniels-Midland Co.	20,954	260
Ashland, Inc.	6,200	177
Avery Dennison Corp.	1,200	73
Ball Corp.	1,810	93
Bemis Co.	750	37
Boise Cascade Corp.	1,200	30
Catellus Development Corp. (Æ)	660	13
Cytec Industries, Inc. (Æ)	120	3
Dow Chemical Co. (The)	29,171	866
Du Pont EI de Nemours & Co.	18,204	772
Eastman Chemical Co.	3,380	124
Ecolab, Inc.	4,300	213
Engelhard Corp.	5,727	128
Genzyme Corp.-General Division (Æ)	9,000	266
Georgia-Pacific Corp.	6,930	112
Grant Prideco, Inc. (Æ)	530	6
International Paper Co.	11,270	394
Kaydon Corp.	1,340	28
Lafarge North America, Inc.	1,920	63
Lubrizol Corp.	1,440	44
Masco Corp.	53,500	1,126
MeadWestvaco Corp.	8,900	220
Newmont Mining Corp.	120	3
Nucor Corp.	5,400	223
Pactiv Corp. (Æ)	7,050	154
PPG Industries, Inc.	5,700	286
Praxair, Inc.	5,960	344
Precision Castparts Corp.	2,820	68
Rohm & Haas Co.	2,340	76
Schulman (A.), Inc.	1,467	27
Sealed Air Corp. (Æ)	2,300	86
Sherwin-Williams Co. (The)	9,260	262
Sigma-Aldrich Corp.	560	27

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Smurfit-Stone Container Corp. (Æ)	15,900	245
Sonoco Products Co.	950	22
Temple-Inland, Inc.	1,100	49
United States Steel Corp.	13,740	180
Worthington Industries	160	2
York International Corp.	1,840	47
		7,798
Miscellaneous - 1.4%		
Carlisle Cos., Inc.	1,424	59
Crane Co.	420	8
Eaton Corp.	3,700	289
FMC Corp. (Æ)	3,000	82
General Electric Co.	68,500	1,668
Illinois Tool Works, Inc.	3,500	227
ITT Industries, Inc.	1,990	121
Johnson Controls, Inc.	1,400	112
St. Joe Co. (The)	2,228	67
Textron, Inc.	4,070	175
		2,808
Other Energy - 2.4%		
Anadarko Petroleum Corp.	1,100	53
Apache Corp.	8,430	480
Aquila, Inc.	1,120	2
Baker Hughes, Inc.	27,990	901
Calpine Corp. (Æ)	33,100	108
Cooper Cameron Corp. (Æ)	500	25
Devon Energy Corp.	2,000	92
Dynegy, Inc. Class A	10,000	12
EL Paso Corp.	16,462	115
ENSCO International, Inc.	6,500	191
GlobalSantaFe Corp.	8,500	207
Halliburton Co.	18,530	347
Nabors Industries, Ltd. (Æ)	3,500	123
Noble Corp. (Æ)	80	3
Ocean Energy, Inc.	300	6
Patina Oil & Gas Corp.	1,000	32
PNM Resources, Inc.	970	23
Schlumberger, Ltd.	22,640	953
Smith International, Inc. (Æ)	7,500	245
Tidewater, Inc.	8,160	254
Transocean, Inc.	15,330	356
Williams Cos., Inc.	45,050	122
XTO Energy, Inc.	15,720	388
		5,038
Producer Durables - 4.0%		
3M Co.	13,570	1,673
Allied Waste Industries, Inc. (Æ)	2,280	23
American Power Conversion (Æ)	2,308	35
Andrew Corp. (Æ)	1,146	12
Applied Materials, Inc. (Æ)	41,320	538
Boeing Co. (The)	12,200	402
Caterpillar, Inc.	7,800	357
Centex Corp.	460	23
Clayton Homes, Inc.	22,250	271
Cooper Industries, Ltd. Class A	2,130	78
Cummins, Inc.	6,000	169
Danaher Corp.	2,800	184
Deere & Co.	5,560	255
Dover Corp.	4,600	134
DR Horton, Inc.	5,400	94
Emerson Electric Co.	3,120	159
General Dynamics Corp.	900	71
Goodrich Corp.	4,370	80
Honeywell International, Inc.	20,265	486
Hovnanian Enterprises, Inc. Class A (Æ)	2,500	79
Hubbell, Inc. Class B	2,250	79
Ingersoll-Rand Co. Class A	3,100	133
Kla-Tencor Corp. (Æ)	4,500	159
Lexmark International, Inc. (Æ)	50	3
Lockheed Martin Corp.	12,300	710
Molex, Inc. Class A	370	7
Motorola, Inc.	5,600	48
Northrop Grumman Corp.	4,257	413
NVR, Inc. (Æ)	100	33
Pentair, Inc.	1,220	42
PerkinElmer, Inc.	340	3
Raytheon Co.	7,990	246
Rockwell Collins, Inc.	3,050	71
Steelcase, Inc. Class A	800	9
Tektronix, Inc. (Æ)	1,290	23
Toll Brothers, Inc. (Æ)	3,000	61
Tyco International, Ltd.	11,750	201
United Defense Industries, Inc. (Æ)	1,500	35
United Technologies Corp.	9,080	562
WW Grainger, Inc.	2,980	154
Xerox Corp. (Æ)	16,700	134
		8,249
Technology - 11.2%		
3Com Corp. (Æ)	18,750	87
Accenture, Ltd. Class A (Æ)	22,540	405
Acxiom Corp. (Æ)	710	11
ADC Telecommunications, Inc. (Æ)	25,400	53
Adobe Systems, Inc.	11,000	273
Adtran, Inc. (Æ)	1,000	33
Advanced Micro Devices, Inc. (Æ)	26,000	168
Affiliated Computer Services, Inc. Class A (Æ)	6,800	358
Agere Systems, Inc. Class A (Æ)	94,850	137
Agilent Technologies, Inc. (Æ)	7,000	126
Altera Corp. (Æ)	1,130	14
Amkor Technology, Inc. (Æ)	5,000	24
Analog Devices, Inc. (Æ)	17,600	420
Applied Micro Circuits Corp. (Æ)	8,000	30

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Automatic Data Processing	500	20
Avnet, Inc.	2,500	27
Avocent Corp. (Æ)	730	16
BEA Systems, Inc. (Æ)	22,500	258
BMC Software, Inc. (Æ)	9,800	168
Cisco Systems, Inc. (Æ)	156,890	2,055
Citrix Systems, Inc. (Æ)	4,000	49
Cognizant Technology Solutions Corp. (Æ)	2,000	144
CommScope, Inc. (Æ)	1,600	13
Computer Associates International, Inc.	20,790	281
Computer Sciences Corp. (Æ)	2,930	101
Compuware Corp. (Æ)	3,950	19
Conexant Systems, Inc. (Æ)	22,500	36
Corning, Inc. (Æ)	58,200	193
Dell Computer Corp. (Æ)	38,300	1,024
Electronic Data Systems Corp.	2,300	42
Electronics for Imaging (Æ)	8,300	135
EMC Corp. (Æ)	13,830	85
Harris Corp.	2,590	68
Hewlett-Packard Co.	129,723	2,252
Hughes Electronics Corp. Class H (Æ)	12,409	133
i2 Technologies, Inc. (Æ)	16,200	19
Ingram Micro, Inc. Class A (Æ)	14,610	180
Intel Corp.	136,070	2,119
International Business Machines Corp.	25,380	1,967
Intuit, Inc. (Æ)	5,140	241
Jabil Circuit, Inc. (Æ)	3,050	55
JD Edwards & Co. (Æ)	240	3
JDS Uniphase Corp. (Æ)	32,300	80
LSI Logic Corp. (Æ)	6,500	38
Lucent Technologies, Inc. (Æ)	76,800	97
Macromedia, Inc. (Æ)	3,100	33
Maxim Integrated Products	13,450	444
Mercury Interactive Corp. (Æ)	4,700	139
Microchip Technology, Inc.	25,300	619
Micron Technology, Inc. (Æ)	8,800	86
Microsoft Corp. (Æ)	70,210	3,630
National Semiconductor Corp. (Æ)	280	4
Oracle Corp. (Æ)	61,230	661
Palm, Inc. (Æ)	1,600	25
PanAmSat Corp. (Æ)	1,180	17
Plexus Corp. (Æ)	410	4
QLogic Corp. (Æ)	6,500	224
Qualcomm, Inc. (Æ)	37,900	1,379
Quantum Corp. (Æ)	14,600	39
Rockwell Automation, Inc.	5,150	107
Sandisk Corp. (Æ)	2,900	59
SAP AG - ADR	20,510	400
Scientific-Atlanta, Inc.	2,000	24
Solectron Corp. (Æ)	26,560	94
Storage Technology Corp. (Æ)	2,680	57
Sun MicroSystems, Inc. (Æ)	1,680	5
Symantec Corp. (Æ)	11,500	466
Taiwan Semiconductor Manufacturing Co., Ltd. - ADR (Æ)	41,200	290
Tellabs, Inc. (Æ)	1,940	14
Texas Instruments, Inc.	550	8
TIBCO Software, Inc. (Æ)	10,950	68
UniSystem Corp. (Æ)	3,800	38
Utstarcom, Inc. (Æ)	260	5
VeriSign, Inc. (Æ)	4,900	39
Vishay Intertechnology, Inc. (Æ)	300	3
Xilinx, Inc. (Æ)	6,780	140
		23,178

Utilities - 6.6%

	Number of Shares	Market Value (000) $
Allegheny Energy, Inc.	20,930	158
Alliant Energy Corp.	3,540	59
Alltel Corp.	2,610	133
Ameren Corp.	6,090	253
American Electric Power Co., Inc.	11,710	320
AT&T Corp.	22,539	588
AT&T Wireless Services, Inc. (Æ)	33,097	187
Avista Corp.	1,300	15
BellSouth Corp.	31,760	822
Cablevision Systems Corp. Class A (Æ)	450	8
Centerpoint Energy, Inc.	15,210	129
CenturyTel, Inc.	2,600	76
CMS Energy Corp.	4,100	39
Comcast Corp. Class A (Æ)	14,720	333
Comcast Corp. Class A (Æ)	42,396	999
Consolidated Edison, Inc.	5,420	232
COX Communications, Inc. Class A (Æ)	6,390	181
Dominion Resources, Inc.	1,490	82
DPL, Inc.	1,880	29
DTE Energy Co.	712	33
Duke Energy Corp.	5,510	108
Edison International (Æ)	27,310	324
Entergy Corp.	5,360	244
Exelon Corp.	2,962	156
FirstEnergy Corp.	2,400	79
FPL Group, Inc.	1,810	109
KeySpan Corp.	1,370	48
Liberty Media Corp. Class A (Æ)	65,420	585
Mirant Corp. (Æ)	3,651	7
Nextel Communications, Inc. Class A (Æ)	33,700	389
Nicor, Inc.	280	10
NiSource, Inc.	410	8
Nokia OYJ - ADR	27,500	426
Northeast Utilities	5,000	76
NSTAR	90	4
Peoples Energy Corp.	130	5
Pepco Holdings, Inc.	1,390	27
PG&E Corp. (Æ)	28,490	396
Pinnacle West Capital Corp.	3,360	115
Progress Energy, Inc. - CVO (Æ)(Ÿ)	1,300	—
Public Service Enterprise Group, Inc.	2,320	74

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Puget Energy, Inc.	10,800	238
Quintiles Transnational Corp. (Æ)	300	4
Qwest Communications International	20,197	101
Reliant Resources, Inc. (Æ)	23,515	75
SBC Communications, Inc.	79,723	2,161
Sempra Energy	2,930	69
Southern Co. (The)	8,020	228
Sprint Corp.-FON Group	28,300	410
TECO Energy, Inc.	3,400	53
TXU Corp.	3,290	61
Verizon Communications, Inc.	48,652	1,885
Vodafone Group PLC - ADR	10,000	181
Westar Energy, Inc.	13,300	132
Wisconsin Energy Corp.	5,470	138
Xcel Energy, Inc.	9,580	105
		13,707
Total Common Stocks (cost $201,723)		193,013
	Principal Amount (000) $	
Short-Term Investments - 6.7%		
Frank Russell Investment Company Money Market Fund (Ç)	12,911	12,911
United States Treasury Bill 1.180% due 3/20/03 (ç)(ÿ)(š)	1,000	997
Total Short-Term Investments (cost $13,908)		13,908
Total Investments - 100.1% (identified cost $215,631)		206,921
Other Assets and Liabilities, Net - (0.1%)		(127)
Net Assets - 100.0%		206,794

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
S&P Midcap 400 Index expiration date 03/03 (17)	3,654	(27)
S&P 500 Index expiration date 03/03 (45)	9,888	(256)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(283)

See accompanying notes which are an integral part of the financial statements.

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Aggressive Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund by investing in equity securities.

Invests in: Primarily common stocks of small and medium capitalization US companies.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of eight small capitalization stock fund managers with distinct investment styles.



Growth of a $10,000 Investment
Aggressive Equity Fund
Russell 2500™ Index **
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,094	(19.06)%
5 Years	$ 8,413	(3.40)%§
Inception	$ 11,363	2.15%§

Russell 2500™ Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,220	(17.80)%
5 Years	$ 10,812	1.58%§
Inception	$ 13,446	5.06%

Performance Review

For the year ended December 31, 2002, the Aggressive Equity Fund lost 19.06%, as compared to the Russell 2500™ Index which dropped 17.80%.

Market and Portfolio Highlights

Stocks fell precipitously in 2002 as investors lost confidence in the integrity of corporate America's management and accounting practices, credit rating agencies lowered ratings, geopolitical risks heightened, and corporate profit growth was far short of expectations due to weak pricing and higher labor and energy costs. The market experienced many high profile corporate scandals (Worldcom, Global Crossing, UAL, Kmart, and Tenet) with relatively few positive surprises. US equity large and small cap indices fell for the third consecutive year, with small caps holding slightly firmer than large caps.

Corporate accounting and earnings remained under scrutiny throughout the year, though most of the negative impact was felt in the large cap sector. While small cap companies are required to generate the same quantitative financial information as large cap companies, they often do not complement this with the qualitative attributes that help facilitate an understanding of their businesses. As a result, small cap managers are accustomed to delving deeper into small company accounts in order to gain confidence in these investments. This increased scrutiny and analysis benefited small cap managers' results. Where large cap sell-offs rippled into smaller stocks, some managers perceived this as a buying opportunity.

Aggressive Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

The market environment for active management was fairly neutral during most of the year, with each quarter producing both successes and failures. The Fund seeks to be fully invested at all times, which resulted in little or no cash in the portfolio during the period. This was a detriment to Fund performance during the year, as markets declined. Small cap growth managers that invested in companies with aggressive earnings growth projections were hurt during the year, as were small cap value managers that emphasized cyclically-oriented stocks whose prices had become depressed. Managers betting on technology shares saw these prices drop sharply in 2002. Managers using a strategy of following market trends also fared poorly as market trends reversed each quarter.

Fourth quarter 2002 was a difficult market environment for active managers due to several factors. The quarter witnessed a rally in lower quality/higher risk issues (stocks with no earnings, high prices relative to earnings, stock price volatility and high debt levels). The smallest cap companies within the small cap index outperformed all other small cap issues. Since active managers generally underweight the smallest companies, performance suffered as a result. Lastly, active managers generally retain an allocation to cash, which after helping performance earlier in the year, dampened results as markets rallied.

For the year, the Fund's managers that focused generally on stocks with consistent, visible and predictable earnings combined with quality financial statements produced the best returns. These managers overweighted companies with the ability to internally finance growth and underweighted those whose cash outflows exceeded their earnings inflows. TimesSquare, as the top performing manager in the Fund, demonstrated these successful techniques. This firm's investment approach significantly underweighted technology issues and overweighted consumer finance companies with consistent and visible earnings. Goldman, Systematic and CapitalWorks underperformed, yet were all within expectations given the unfriendly market environment.

Managers that struggled in this market environment included Suffolk and David J. Greene. These firms' investment approaches generally favored companies with attractive share prices relative to balance sheet cash, but with little or no current earnings. They overweighted technology and other more cyclical companies, while avoiding financial companies. Technology and other cyclical shares are usually among the first to benefit from an economic and market recovery.

In May 2002, Goldman Sachs Asset Management was retained by the Fund, replacing Westpeak Global Advisors L.P. Goldman is rated very highly by the Fund's management research team and will provide small cap core exposure to the Fund's strategy. Westpeak's investment processes and staffing experienced changes during the period which made them unattractive to the Fund.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Getty Images, Inc.	0.6%
Annaly Mortgage Management, Inc.	0.5
Doral Financial Corp.	0.5
Dial Corp. (The)	0.5
First American Corp.	0.5
Omnicare, Inc.	0.5
Fidelity National Financial, Inc.	0.5
3Com Corp.	0.4
DaVita, Inc.	0.4
Lincare Holdings, Inc.	0.4

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	15.9x
Portfolio Price/Book Ratio	1.72x
Market Capitalization - $-Weighted Average	1.54 Bil
Number of Holdings	902

Money Managers	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene & Co., LLC	Value
Geewax, Terker & Co.	Growth
Goldman Sachs Asset Management	Market-Oriented
Jacobs Levy Equity Management, Inc.	Value
Suffolk Capital Management, Inc.	Growth
Systematic Financial Management, LP	Value
TimesSquare Capital Management, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500™ Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Aggressive Equity Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 92.3%		
Auto and Transportation - 3.9%		
AAR Corp.	2,000	10
Aftermarket Technology Corp. (Æ)	1,700	25
Airborne, Inc.	2,900	43
Alaska Air Group, Inc. (Æ)	10,600	229
AMR Corp. (Æ)	2,700	18
AO Smith Corp.	11,600	313
Atlantic Coast Airlines Holdings, Inc. (Æ)	2,400	29
Aviall, Inc. (Æ)	9,800	79
BorgWarner, Inc.	5,198	262
CH Robinson Worldwide, Inc.	1,900	59
CNF, Inc.	8,900	296
Continental Airlines, Inc. Class B (Æ)	3,300	24
Delta Air Lines, Inc.	15,600	189
Dura Automotive Systems, Inc. Class A (Æ)	8,100	81
EGL, Inc. (Æ)	4,900	70
Expeditors International Washington, Inc.	2,400	78
ExpressJet Holdings, Inc. (Æ)	1,400	14
Fleetwood Enterprises, Inc. (Æ)	10,100	79
Frontier Airlines, Inc. (Æ)	790	5
Genesee & Wyoming, Inc. Class A (Æ)	600	12
Gentex Corp. (Æ)	5,200	165
Heartland Express, Inc. (Æ)	439	10
JB Hunt Transport Services, Inc. (Æ)	9,500	278
JetBlue Airways Corp. (Æ)	300	8
Kansas City Southern (Æ)	4,000	48
Keystone Automotive Industries, Inc. (Æ)	270	4
Landstar System, Inc. (Æ)	800	47
Lear Corp. (Æ)	3,600	120
Navistar International Corp. (Æ)	3,100	75
Offshore Logistics, Inc. (Æ)	200	4
OMI Corp. (Æ)	23,200	95
Oshkosh Truck Corp.	1,300	80
Overseas Shipholding Group	2,800	50
Pacer International, Inc. (Æ)	1,900	25
Polaris Industries, Inc.	600	35
Roadway Corp.	2,800	103
Skywest, Inc.	8,000	105
TBC Corp. (Æ)	1,500	18
Tenneco Automotive, Inc. (Æ)	3,500	14
USfreightways Corp.	2,900	83
Visteon Corp.	41,900	292
Wabtec Corp.	8,700	122
Werner Enterprises, Inc.	5,466	118
		3,814
Consumer Discretionary - 19.2%		
Abercrombie & Fitch Co. Class A (Æ)	11,137	228
AC Moore Arts & Crafts, Inc. (Æ)	380	5
Advance Auto Parts (Æ)	4,000	196
Advo, Inc. (Æ)	2,200	72
Alberto-Culver Co. Class B	5,168	260
Alliance Gaming Corp. (Æ)	200	3
American Eagle Outfitters (Æ)	2,400	33
Ameristar Casinos, Inc. (Æ)	500	7
AnnTaylor Stores Corp. (Æ)	18,426	376
Applebees International, Inc.	1,800	42
Applica, Inc. (Æ)	1,700	9
Argosy Gaming Co. (Æ)	2,400	45
Asbury Automotive Group, Inc. (Æ)	4,500	38
BearingPoint, Inc. (Æ)	9,700	67
Belo Corp. Class A	3,000	64
Big Lots, Inc. (Æ)	16,910	224
BJ's Wholesale Club, Inc. (Æ)	2,600	48
Bob Evans Farms	3,900	91
Bombay Co., Inc. (The) (Æ)	5,100	26
Boyd Gaming Corp. (Æ)	900	13
Brinker International, Inc. (Æ)	5,200	168
Brown Shoe Co., Inc.	2,500	60
Brunswick Corp.	12,500	248
Callaway Golf Co.	13,900	184
Career Education Corp. (Æ)	1,700	68
Casella Waste Systems, Inc. Class A	2,900	26
Catalina Marketing Corp. (Æ)	3,700	68
CBRL Group, Inc.	6,600	199
CDI Corp. (Æ)	2,200	59
Central Garden and Pet Co. (Æ)	8,800	163
Central Parking Corp.	2,000	38
Charming Shoppes (Æ)	15,800	66
Chattem, Inc. (Æ)	1,800	37
Choice Hotels International, Inc. (Æ)	3,762	85
ChoicePoint, Inc. (Æ)	7,799	308
Claire's Stores, Inc.	8,100	179
Clear Channel Communications, Inc. (Æ)	2,900	108
Coach, Inc. (Æ)	2,290	75
Coinstar, Inc. (Æ)	800	18
Columbia Sportswear Co. (Æ)	2,600	115
Consolidated Graphics, Inc. (Æ)	1,000	22
Corinthian Colleges, Inc. (Æ)	2,600	98
Corporate Executive Board Co. (Æ)	7,300	233
COX Radio, Inc. Class A (Æ)	7,539	172
Cumulus Media, Inc. Class A (Æ)	5,544	82
Dave & Buster's, Inc. (Æ)	5,400	47
Dillard's, Inc. Class A	13,400	213
Dollar Tree Stores, Inc. (Æ)	2,365	58
Earthlink, Inc. (Æ)	11,700	64
Education Management Corp. (Æ)	7,800	293
Electronic Arts, Inc. (Æ)	1,500	75
Electronics Boutique Holdings Corp. (Æ)	5,300	84
Elizabeth Arden, Inc. (Æ)	1,400	21
Entercom Communications Corp. (Æ)	4,900	230
Ethan Allen Interiors, Inc.	2,582	89
Fisher Scientific International (Æ)	3,690	111
Footstar, Inc. (Æ)	8,900	62
Freemarkets, Inc. (Æ)	11,881	77
FTI Consulting, Inc. (Æ)	1,250	50
Furniture Brands International, Inc. (Æ)	1,200	29

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
G&K Services, Inc. Class A	1,000	35
Gart Sports Co. (Æ)	480	9
Genesco, Inc. (Æ)	10,000	186
Getty Images, Inc. (Æ)	20,476	625
Group 1 Automotive, Inc. (Æ)	3,796	91
GTECH Holdings Corp. (Æ)	6,100	170
Guitar Center, Inc. (Æ)	800	13
Gymboree Corp. (Æ)	3,900	62
Harman International Industries, Inc.	3,400	202
Harte-Hanks, Inc.	5,100	95
Hearst-Argyle Television, Inc. (Æ)	12,300	297
Hollinger International, Inc.	5,300	54
Hollywood Casino Corp. Class A (Æ)	400	5
Hollywood Entertainment Corp. (Æ)	4,600	69
Hotels.com Class A (Æ)	2,100	115
Insight Communications (Æ)	4,400	54
Iron Mountain, Inc. (Æ)	5,600	185
Isle of Capri Casinos, Inc. (Æ)	2,300	30
ITT Educational Services, Inc. (Æ)	3,600	85
Jo-Ann Stores, Inc. Class A (Æ)	3,100	71
K-Swiss, Inc. Class A	2,000	43
Kelly Services, Inc. Class A	900	22
Kroll, Inc. (Æ)	3,800	73
La-Z-Boy, Inc.	5,000	120
Labor Ready, Inc. (Æ)	4,600	30
Lamar Advertising Co. (Æ)	7,964	268
Landry's Restaurants, Inc.	6,500	138
Lexar Media, Inc. (Æ)	3,700	23
Lightbridge, Inc. (Æ)	1,300	8
Lin TV Corp. Class A (Æ)	5,700	139
Linens 'N Things, Inc. (Æ)	1,600	36
Lithia Motors, Inc. Class A (Æ)	1,600	25
Liz Claiborne, Inc.	4,600	136
M T R Gaming Group, Inc. (Æ)	1,100	9
Mandalay Resort Group (Æ)	1,500	46
Manpower, Inc.	5,800	185
Maytag Corp.	2,900	83
McClatchy Co. Class A	1,600	91
Media General, Inc. Class A	4,100	246
Mobile Mini, Inc. (Æ)	3,400	53
Mothers Work, Inc. (Æ)	400	14
Movado Group, Inc.	5,000	94
MPS Group, Inc. (Æ)	18,300	101
Multimedia Games, Inc. (Æ)	700	19
Navigant International, Inc. (Æ)	1,500	18
Neiman-Marcus Group, Inc. Class A (Æ)	4,800	146
Nu Skin Enterprises, Inc.	11,300	135
O'Charleys, Inc. (Æ)	800	16
OfficeMax, Inc. (Æ)	3,900	20
On Assignment, Inc. (Æ)	1,700	14
Outback Steakhouse, Inc.	4,500	155
Pacific Sunwear of California (Æ)	8,700	154
Park Place Entertainment Corp. (Æ)	30,500	256
Payless Shoesource, Inc. (Æ)	800	41
PDI, Inc. (Æ)	2,800	30
Penn National Gaming, Inc. (Æ)	1,100	17
PEP Boys-Manny Moe & Jack	20,132	234
Petsmart, Inc. (Æ)	7,000	120
PF Chang's China Bistro, Inc. (Æ)	600	22
Pier 1 Imports, Inc.	17,349	328
Pinnacle Entertainment, Inc. (Æ)	2,900	20
Pittston Brink's Group	6,400	118
Playtex Products, Inc. (Æ)	12,500	124
Pre-Paid Legal Services, Inc. (Æ)	4,000	105
Priceline.com, Inc. (Æ)	5,700	9
ProQuest Co. (Æ)	7,100	139
Pulitzer, Inc.	5,100	229
Quanta Services, Inc. (Æ)	4,300	15
Quiksilver, Inc. (Æ)	15,397	410
Racing Champions Ertl Corp. (Æ)	500	7
Radio One, Inc. Class D (Æ)	13,165	190
Rare Hospitality International, Inc. (Æ)	3,900	108
Reader's Digest Association, Inc. (The) Class A	1,400	21
Reebok International, Ltd. (Æ)	6,500	191
Regal Entertainment Group Class A	6,400	137
Regis Corp.	6,800	177
Rent-A-Center, Inc. (Æ)	7,200	360
Republic Services, Inc. (Æ)	6,000	126
Rex Stores Corp. (Æ)	1,400	14
Ross Stores, Inc.	1,000	42
Royal Caribbean Cruises, Ltd.	13,941	233
Ruby Tuesday, Inc.	2,200	38
Saks, Inc. (Æ)	22,100	259
Salton, Inc. (Æ)	1,900	18
Scholastic Corp. (Æ)	3,600	129
Scientific Games Corp. Class A (Æ)	8,700	63
SCP Pool Corp. (Æ)	12,100	353
Sharper Image Corp. (Æ)	1,400	24
Shoe Carnival, Inc. (Æ)	1,200	17
ShopKo Stores, Inc. (Æ)	26,500	330
Sinclair Broadcast Group, Inc. Class A (Æ)	7,900	92
Skechers U.S.A., Inc. Class A (Æ)	17,900	152
Sonic Automotive, Inc. (Æ)	2,600	39
Sonic Corp. (Æ)	1,350	28
Spherion Corp. (Æ)	23,800	159
Sports Authority, Inc. (Æ)	5,000	35
Stage Stores, Inc. (Æ)	3,451	73
Station Casinos, Inc. (Æ)	4,400	78
Steak N Shake Co. (The) (Æ)	2,000	20
Steiner Leisure, Ltd. (Æ)	7,082	99
Stride Rite Corp.	3,000	22
Take-Two Interactive Software (Æ)	3,100	73
Tech Data Corp. (Æ)	3,300	89
TeleTech Holdings, Inc. (Æ)	1,900	14
Tetra Tech, Inc. (Æ)	4,325	53
Ticketmaster Class B (Æ)	1,100	23
Tiffany & Co.	3,100	74

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Timberland Co. Class A (Æ)	1,000	36
Toro Co.	2,500	160
Tuesday Morning Corp. (Æ)	1,000	17
United Auto Group, Inc. (Æ)	8,600	107
United Stationers, Inc. (Æ)	1,700	49
Urban Outfitters, Inc. (Æ)	500	12
Valassis Communications, Inc. (Æ)	3,800	112
Valuevision Media, Inc. Class A (Æ)	5,918	89
VCA Antech, Inc. (Æ)	12,900	194
Waste Connections, Inc. (Æ)	3,700	143
West Corp. (Æ)	5,000	83
Williams-Sonoma, Inc. (Æ)	6,243	169
World Fuel Services Corp.	900	18
Zale Corp. (Æ)	2,009	64
		18,772
Consumer Staples - 3.7%		
7-Eleven, Inc. (Æ)	2,000	15
American Italian Pasta Co. Class A (Æ)	4,000	144
Boston Beer Co, Inc.	3,100	44
Chiquita Brands International, Inc. (Æ)	2,300	30
Church & Dwight, Inc.	4,800	146
Constellation Brands, Inc. Class A (Æ)	13,520	321
Coors (Adolph) Class B	3,700	227
Corn Products International, Inc.	2,400	72
Dean Foods Co. (Æ)	3,100	115
Del Monte Foods Co. (Æ)	4,700	36
Dial Corp. (The)	25,100	510
DIMON, Inc.	5,500	33
Dole Food Co.	12,600	411
Dreyer's Grand Ice Cream, Inc.	300	21
Duane Reade, Inc. (Æ)	700	12
Fleming Cos., Inc.	3,600	24
Flowers Foods, Inc.	5,900	115
Great Atlantic & Pacific Tea Co. (Æ)	6,700	54
International Multifoods Corp. (Æ)	1,200	25
Interstate Bakeries	900	14
J&J Snack Foods Corp. (Æ)	300	11
JM Smucker Co. (The)	600	24
Nash Finch Co.	5,500	43
NBTY, Inc. (Æ)	1,500	26
Pathmark Stores, Inc. (Æ)	19,000	96
PepsiAmericas, Inc.	14,800	199
Performance Food Group Co. (Æ)	6,600	224
Ralcorp Holdings, Inc. (Æ)	2,300	58
Ruddick Corp.	1,400	19
Schweitzer-Mauduit International, Inc.	800	20
Sensient Technologies Corp.	5,000	112
Smithfield Foods, Inc. (Æ)	1,200	24
Standard Commercial Corp.	1,200	22
Tootsie Roll Industries, Inc.	2,900	89
Tyson Foods, Inc. Class A	5,700	64
United Natural Foods, Inc. (Æ)	2,110	53
Universal Corp.	3,200	118
		3,571

	Number of Shares	Market Value (000) $
Financial Services - 20.1%		
AG Edwards, Inc.	6,133	202
American Financial Group, Inc.	3,500	81
American Financial Holdings, Inc.	800	24
American Home Mortgage Holdings, Inc.	1,340	15
AmeriCredit Corp. (Æ)	2,600	20
Ameritrade Holding Corp. (Æ)	4,900	28
AmerUs Group Co.	2,800	79
Annaly Mortgage Management, Inc.	28,500	535
Anthracite Capital, Inc.	8,500	93
Arthur J Gallagher & Co.	2,300	68
Associated Banc-Corp	5,411	184
Astoria Financial Corp.	14,900	405
Bancorpsouth, Inc.	2,000	39
Bank of Hawaii Corp.	7,500	228
BankAtlantic Bancorp, Inc. Class A	10,600	100
Banknorth Group, Inc.	5,600	127
Bankunited Financial Corp. Class A (Æ)	9,500	154
Bear Stearns Cos., Inc. (The)	2,600	154
Bedford Property Investors (ö)	2,700	69
BISystem Group, Inc. (The) (Æ)	11,500	183
Blackrock, Inc. (Æ)	500	20
BOK Financial Corp. (Æ)	600	19
Boykin Lodging Co. (ö)	2,200	21
Brandywine Realty Trust (ö)	1,000	22
Brown & Brown, Inc.	8,500	275
Capital Automotive REIT (ö)	3,300	78
Capitol Federal Financial	500	14
Capstead Mortgage Corp.	900	22
Cash America International, Inc.	4,900	47
Cathay Bancorp, Inc.	500	19
CBL & Associates Properties, Inc. (ö)	8,100	324
CCC Information Services Group (Æ)	6,600	117
Certegy, Inc. (Æ)	3,900	96
City Holding Co.	2,100	59
City National Corp.	2,800	123
Clark/Bardes, Inc. (Æ)	400	8
Cobalt Corp. (Æ)	8,700	120
Colonial BancGroup, Inc. (The)	8,100	97
Commerce Bancorp, Inc.	900	39
Commerce Bancshares, Inc.	525	21
Commerce Group, Inc.	2,400	90
Commercial Federal Corp.	9,200	215
Commercial Net Lease Realty (ö)	1,700	26
Community Bank System, Inc.	700	22
Cornerstone Realty Income Trust, Inc. (ö)	700	6
Corus Bankshares, Inc.	500	22
Cullen/Frost Bankers, Inc.	6,000	196
Delphi Financial Group Class A	500	19
Deluxe Corp.	5,500	232
Dime Bancorp, Inc. 2050 Warrants (Æ)	36,300	4
Dime Community Bancshares	10,025	192
Doral Financial Corp.	17,900	511
Dun & Bradstreet Corp. (Æ)	1,200	41

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
E*TRADE Group, Inc. (Æ)	29,000	141
East-West Bancorp, Inc.	3,100	112
Eaton Vance Corp.	1,600	45
eFunds Corp. (Æ)	8,100	74
Entertainment Properties Trust (ö)	2,100	49
Equity Inns, Inc. (ö)	6,900	42
Equity One, Inc. (ö)	900	12
Factset Research Systems, Inc.	2,700	76
Fair Isaac & Co., Inc.	3,425	146
Federal Agricultural Mortgage Corp. Class C (Æ)	1,000	31
FelCor Lodging Trust, Inc. (ö)	9,600	110
Fidelity National Financial, Inc.	13,749	451
First American Corp.	22,700	504
First Bancorp Puerto Rico	1,850	42
First Commonwealth Financial Corp.	1,000	12
First Republic Bank (Æ)	1,200	24
First Virginia Banks, Inc.	3,000	112
FirstFed Financial Corp. (Æ)	3,600	104
Flagstar Bancorp, Inc.	4,500	97
Fremont General Corp.	7,100	32
Fulton Financial Corp.	1,525	27
Gabelli Asset Management, Inc. Class A (Æ)	1,300	39
GATX Corp.	4,000	91
Glenborough Realty Trust, Inc. (ö)	3,100	55
Global Payments, Inc.	5,900	189
Great Lakes REIT, Inc. (ö)	1,000	17
Greater Bay Bancorp	5,000	86
Group 1 Software, Inc. (Æ)	1,600	19
Hancock Holding Co.	1,000	45
Harbor Florida Bancshares, Inc.	800	18
Health Care REIT, Inc. (ö)	3,000	81
Healthcare Realty Trust, Inc. (ö)	4,000	117
Henry (Jack) & Associates	8,600	104
Hibernia Corp. Class A	7,400	143
Hospitality Properties Trust (ö)	1,900	67
HRPT Properties Trust (ö)	40,700	335
Hudson United Bancorp	2,700	84
IberiaBank Corp.	500	20
IMPAC Mortgage Holdings, Inc.	3,000	35
Independence Community Bank	5,300	135
IndyMac Bancorp, Inc. (Æ)	11,808	218
Innkeepers USA Trust (ö)	24,800	190
Interactive Data Corp. (Æ)	12,756	175
Investment Technology Group, Inc. (Æ)	9,600	215
Investors Financial Services Corp.	10,800	296
IRT Property Co. (ö)	2,800	33
Irwin Financial Corp.	2,700	45
iShares S&P MidCap 400/ BARRA Growth Index Fund	700	64
iStar Financial, Inc. (ö)	4,000	112
JDN Realty Corp. (ö)	3,000	33
Jefferies Group, Inc.	6,300	264
John Nuveen Co. (The) Class A	4,700	119
Koger Equity, Inc. (ö)	3,500	55
La Quinta Corp. (Æ)	10,000	44
LaBranche & Co., Inc. (Æ)	12,700	338
Landamerica Financial Group, Inc.	8,700	308
Legg Mason, Inc.	6,200	301
LendingTree, Inc. (Æ)	3,400	44
Local Financial Corp. (Æ)	1,100	16
MAF Bancorp, Inc.	400	14
Markel Corp. (Æ)	1,650	339
Mercantile Bankshares Corp.	1,200	46
Metris Cos., Inc.	31,100	77
MFA Mortgage Investments, Inc.	11,300	95
Mid-America Apartment Communities, Inc. (ö)	1,400	34
Mony Group, Inc.	5,000	120
Moody's Corp.	3,200	132
National Commerce Financial Corp.	10,800	258
National Health Investors, Inc. (ö)	2,500	40
New Century Financial Corp.	12,300	312
New York Community Bancorp, Inc.	8,500	245
Novastar Financial, Inc.	3,300	102
OceanFirst Financial Corp.	4,350	98
Ocwen Financial Corp. (Æ)	3,400	10
Pacific Northwest Bancorp	700	18
Parkway Properties, Inc. (ö)	800	28
PFF Bancorp, Inc.	1,000	31
Philadelphia Consolidated Holding Co. (Æ)	550	19
Phoenix Cos., Inc. (The)	7,700	59
PMA Capital Corp. Class A	500	7
Post Properties, Inc. (ö)	5,100	122
ProAssurance Corp. (Æ)	800	17
Protective Life Corp.	7,300	201
Provident Bankshares Corp.	1,500	35
Providian Financial Corp. (Æ)	39,940	259
PS Business Parks, Inc. (ö)	1,000	32
R&G Financial Corp. Class B	6,800	158
Radian Group, Inc.	3,200	119
Raymond James Financial, Inc.	9,600	284
Realty Income Corp. (ö)	2,200	77
Reckson Associates Realty Corp. (ö)	1,000	21
Redwood Trust, Inc.	5,300	147
RenaissanceRe Holdings, Ltd.	3,800	150
Republic Bancorp, Inc.	24,711	291
RLI Corp.	1,200	33
Roslyn Bancorp, Inc.	7,650	138
Ryder System, Inc.	14,700	330
Sandy Spring Bancorp, Inc.	2,700	85
Seacoast Financial Services Corp.	1,600	32
Selective Insurance Group	600	15
Senior Housing Properties Trust (ö)	9,900	105
Shurgard Storage Centers, Inc. Class A (ö)	1,300	41
Silicon Valley Bancshares (Æ)	2,400	44
Southwest Bancorp of Texas, Inc. (Æ)	2,200	63

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Sovereign Bancorp, Inc.	20,700	291
Stancorp Financial Group, Inc.	2,600	127
Staten Island Bancorp, Inc.	7,400	149
Sterling Bancorp	792	21
Sterling Bancshares, Inc.	1,100	13
Stewart Information Services Corp. (Æ)	3,400	73
Susquehanna Bancshares, Inc.	1,200	25
SWS Group, Inc.	1,400	19
TCF Financial Corp.	3,300	144
Texas Regional Bancshares, Inc. Class A	750	27
Thornburg Mortgage, Inc.	8,400	169
Triad Guaranty, Inc. (Æ)	4,900	181
Trizec Properties, Inc. (ö)	3,800	36
UMB Financial Corp.	1,000	38
Unitrin, Inc.	1,400	41
Universal Health Realty Income (ö)	900	24
W Holding Co., Inc.	8,200	135
Watson Wyatt & Co. Holdings (Æ)	900	20
Webster Financial Corp.	3,000	104
Weingarten Realty Investors (ö)	2,250	83
Whitney Holding Corp.	6,100	203
Wilmington Trust Corp.	2,200	70
Wintrust Financial Corp.	1,700	53
WSFS Financial Corp.	500	16
		19,643
Health Care - 11.3%		
Accredo Health, Inc. (Æ)	2,350	83
AdvancePCS (Æ)	14,900	331
Advisory Board Co. (The) (Æ)	1,030	31
Affymetrix, Inc. (Æ)	1,100	25
Alexion Pharmaceuticals, Inc. (Æ)	1,600	23
Alpharma, Inc. Class A	10,700	127
American Healthcorp, Inc.	1,000	18
American Medical Security Group, Inc. (Æ)	1,900	27
American Pharmaceutical Partners, Inc. (Æ)	900	16
AMERIGROUP Corp. (Æ)	970	29
AmerisourceBergen Corp.	2,100	114
Amylin Pharmaceuticals, Inc. (Æ)	5,800	94
Anthem, Inc. (Æ)	106	7
Applera Corp. - Celera Genomics Group (Æ)	30,600	292
Apria Healthcare Group, Inc. (Æ)	1,600	36
ArQule, Inc. (Æ)	5,700	17
Barr Laboratories, Inc. (Æ)	1,400	91
Bausch & Lomb, Inc.	2,600	94
Bio-Rad Laboratories, Inc. Class A (Æ)	2,100	81
Celgene Corp. (Æ)	2,700	58
Cell GeneSystem, Inc. (Æ)	3,800	42
Centene Corp. (Æ)	320	11
Cephalon, Inc. (Æ)	5,200	253
Charles River Laboratories International, Inc. (Æ)	7,200	277
Cima Labs, Inc. (Æ)	800	19
Connetics Corp. (Æ)	2,000	24
Corixa Corp. (Æ)	5,400	35
Coventry Health Care, Inc. (Æ)	1,000	29
Cyberonics (Æ)	1,700	31
Cytyc Corp. (Æ)	11,685	119
DaVita, Inc. (Æ)	17,381	429
Dentsply International, Inc.	2,550	95
Diversa Corp. (Æ)	600	5
Edwards Lifesciences Corp. (Æ)	8,200	209
Enzon Pharmaceuticals, Inc. (Æ)	2,400	40
Express Scripts, Inc. Class A (Æ)	900	43
First Health Group Corp. (Æ)	10,300	251
Gen-Probe, Inc. (Æ)	1,100	26
Genencor International, Inc. (Æ)	5,400	53
Gentiva Health Services, Inc.	11,000	97
Guilford Pharmaceuticals, Inc. (Æ)	3,100	12
Haemonetics Corp. (Æ)	700	15
Hanger Orthopedic Group, Inc. (Æ)	3,700	49
Health Net, Inc. (Æ)	5,600	148
Healthsouth Corp. (Æ)	30,400	128
Henry Schein, Inc. (Æ)	1,800	81
Hologic, Inc. (Æ)	2,400	29
Humana, Inc. (Æ)	19,800	198
Idexx Laboratories, Inc. (Æ)	6,700	223
Immucor, Inc. (Æ)	1,600	32
Inhale Therapeutic Systems, Inc. (Æ)	4,700	38
Inveresk Research Group, Inc. (Æ)	1,200	26
Invitrogen Corp. (Æ)	11,647	364
K-V Pharmaceutical Co. Class A (Æ)	1,600	37
Kindred Healthcare, Inc. (Æ)	1,600	29
Kos Pharmaceuticals, Inc. (Æ)	10,100	192
LabOne, Inc. (Æ)	400	7
Lincare Holdings, Inc. (Æ)	13,500	427
Martek Biosciences Corp. (Æ)	7,600	191
Maxygen (Æ)	1,000	8
Medcath Corp. (Æ)	100	1
Medicines Co. (Æ)	900	14
Medicis Pharmaceutical Class A (Æ)	7,170	356
MGI Pharma, Inc. (Æ)	900	7
Mid Atlantic Medical Services (Æ)	9,100	295
Myriad Genetics, Inc. (Æ)	3,800	55
NDCHealth Corp.	7,100	141
Neurocrine Biosciences, Inc. (Æ)	2,800	128
NPS Pharmaceuticals, Inc. (Æ)	3,800	96
Odyssey HealthCare, Inc. (Æ)	2,821	98
Omnicare, Inc.	19,300	460
Orthodontic Centers Of America (Æ)	1,200	13
Owens & Minor, Inc.	3,800	62
Oxford Health Plans (Æ)	3,100	113
Pacificare Health Systems (Æ)	4,100	115
Parexel International Corp. (Æ)	4,200	46
Patterson Dental Co. (Æ)	4,000	175
Pediatrix Medical Group, Inc. (Æ)	700	28
Perrigo Co. (Æ)	1,500	18

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Pharmaceutical Product Development, Inc. (Æ)	6,009	176
Pharmaceutical Resources, Inc. (Æ)	4,700	140
Pharmacopeia, Inc. (Æ)	9,600	86
Priority Healthcare Corp. Class B (Æ)	7,500	174
PSS World Medical, Inc. (Æ)	2,900	20
Quality Systems, Inc. (Æ)	1,000	20
Renal Care Group, Inc. (Æ)	1,900	60
Resmed, Inc. (Æ)	1,000	31
Respironics, Inc. (Æ)	5,100	155
Sepracor, Inc. (Æ)	13,500	131
Serologicals Corp. (Æ)	6,200	68
SICOR, Inc. (Æ)	15,215	241
Stericycle, Inc. (Æ)	5,500	178
Steris Corp. (Æ)	6,300	153
Sybron Dental Specialties, Inc. (Æ)	2,166	32
Taro Pharmaceuticals Industries (Æ)	3,200	120
Techne Corp. (Æ)	3,900	111
Triad Hospitals, Inc. (Æ)	13,900	415
Trimeris, Inc. (Æ)	600	26
Unilab Corp. (Æ)	500	9
United Surgical Partners International, Inc. (Æ)	2,300	36
United Therapeutics Corp. New (Æ)	1,700	28
US Oncology, Inc. (Æ)	7,000	61
US Physical Therapy, Inc. (Æ)	600	7
Varian Medical Systems, Inc. (Æ)	1,400	69
Varian, Inc. (Æ)	1,900	55
Visx, Inc. (Æ)	6,900	66
WebMD Corp. (Æ)	15,027	128
WellPoint Health Networks (Æ)	86	6
Wilson Greatbatch Technologies, Inc. (Æ)	5,400	158
		11,097
Integrated Oils - 0.2%		
Great Plains Energy, Inc.	9,600	220
Holly Corp.	1,000	22
		242
Materials and Processing - 6.5%		
Airgas, Inc. (Æ)	7,900	136
Allegheny Technologies, Inc.	11,400	71
Applied Films Corp. (Æ)	2,925	58
Aptargroup, Inc.	5,500	172
Arch Chemicals, Inc.	3,600	66
Armor Holdings, Inc. (Æ)	1,000	14
Ball Corp.	400	20
Bemis Co.	3,000	149
Boise Cascade Corp.	3,200	81
Cabot Corp.	9,900	263
Cabot Microelectronics Corp. (Æ)	1,300	61
Calgon Carbon Corp.	18,500	91
Cambrex Corp.	2,230	67
Centex Construction Products, Inc.	500	18
Chesapeake Corp.	2,200	39
Cleveland-Cliffs, Inc.	1,400	28
Commercial Metals Co.	1,100	18
CoorsTek, Inc. (Æ)	6,100	156
Cytec Industries, Inc. (Æ)	4,700	128
DHB Industries, Inc. (Æ)	4,600	8
Eastman Chemical Co.	7,500	276
EMCOR Group, Inc. (Æ)	3,600	191
Energizer Holdings, Inc. (Æ)	3,600	100
FBR Asset Investment Corp.	4,900	166
Grant Prideco, Inc. (Æ)	7,833	91
Greif Brothers Corp. Class A	100	2
HB Fuller Co.	1,800	47
Hughes Supply, Inc.	5,400	148
IMC Global, Inc.	5,000	53
International Flavors & Fragrances, Inc.	1,000	35
Lennox International, Inc.	29,800	374
LNR Property Corp.	1,500	53
Longview Fibre Co.	3,800	27
Louisiana-Pacific Corp. (Æ)	10,600	85
Lubrizol Corp.	7,500	229
Material Sciences Corp. (Æ)	1,300	17
Maverick Tube Corp. (Æ)	6,855	89
Minerals Technologies, Inc.	2,300	99
Myers Industries, Inc.	1,875	20
NCI Building Systems, Inc. (Æ)	800	17
Pactiv Corp. (Æ)	10,600	232
PolyOne Corp.	4,000	16
Potlatch Corp.	2,400	57
Precision Castparts Corp.	9,500	230
Rogers Corp. (Æ)	900	20
Royal Gold, Inc.	800	20
RTI International Metals, Inc. (Æ)	2,100	21
Schulman (A.), Inc.	17,600	328
Scotts Co. (The) Class A (Æ)	2,900	142
Sealed Air Corp. (Æ)	4,800	179
Shaw Group, Inc. (The) (Æ)	2,000	33
Silgan Holdings, Inc. (Æ)	7,100	175
Simpson Manufacturing Co., Inc. (Æ)	1,200	39
Standard Register Co. (The)	3,400	61
Steel Dynamics, Inc. (Æ)	5,900	71
Temple-Inland, Inc.	6,600	296
Timken Co.	9,200	176
Tractor Supply Co. (Æ)	400	15
Trex Co., Inc. (Æ)	600	21
Unifi, Inc. (Æ)	5,900	31
United States Steel Corp.	7,000	92
Universal Forest Products, Inc.	2,700	58
USEC, Inc.	9,300	56
USG Corp. (Æ)	18,300	155
Valspar Corp.	600	27
Watsco, Inc.	2,900	48
Wausau-Mosinee Paper Corp.	2,500	28
		6,390

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Miscellaneous - 0.7%		
Carlisle Cos., Inc.	5,700	236
FMC Technologies, Inc. (Æ)	500	10
GenCorp, Inc.	6,000	48
Kaman Corp. Class A	2,600	29
SPX Corp. (Æ)	340	13
Thermo Electron Corp. (Æ)	1,900	38
US Industries, Inc. (Æ)	18,000	47
Walter Industries, Inc.	20,300	220
		641
Other Energy - 3.8%		
Apache Corp.	2,900	165
Aquila, Inc.	13,800	24
Arch Coal, Inc.	1,350	29
Atwood Oceanics, Inc. (Æ)	1,200	36
BJ Services Co. (Æ)	3,700	120
Cooper Cameron Corp. (Æ)	5,200	259
ENSCO International, Inc.	6,300	186
Equitable Resources, Inc.	500	18
Evergreen Resources, Inc. (Æ)	4,100	184
Frontier Oil Corp.	3,000	52
FuelCell Energy, Inc. (Æ)	1,500	10
Gulfmark Offshore, Inc. (Æ)	1,700	25
Houston Exploration Co. (Æ)	1,000	31
Hydril Co. (Æ)	5,900	139
Key Energy Services, Inc. (Æ)	19,870	178
Massey Energy Co.	3,600	35
National-Oilwell, Inc. (Æ)	17,200	376
Newfield Exploration Co. (Æ)	500	18
Oceaneering International, Inc. (Æ)	700	17
Octel Corp.	400	6
Oil States International, Inc. (Æ)	4,400	57
Parker Drilling Co. (Æ)	12,100	27
Patina Oil & Gas Corp.	3,900	123
Patterson-UTI Energy, Inc. (Æ)	6,175	186
Pioneer Natural Resources Co. (Æ)	4,100	104
Plains Exploration & Production Co. (Æ)	1,100	11
Plains Resources, Inc. (Æ)	1,100	13
Pogo Producing Co.	2,500	93
Smith International, Inc. (Æ)	7,500	245
St. Mary Land & Exploration Co.	4,400	110
Stone Energy Corp. (Æ)	1,080	36
Tidewater, Inc.	6,400	199
Unit Corp. (Æ)	1,400	26
Universal Compression Holdings, Inc. (Æ)	4,900	94
Valero Energy Corp.	3,000	111
Varco International, Inc. (Æ)	3,100	54
Veritas DGC, Inc. (Æ)	6,800	54
Vintage Petroleum, Inc.	11,840	125
Westport Resources Corp. (Æ)	4,600	96
		3,672

	Number of Shares	Market Value (000) $
Producer Durables - 5.7%		
Advanced Energy Industries, Inc. (Æ)	8,900	113
AGCO Corp.	5,900	130
Allen Telecom, Inc. (Æ)	16,900	160
Allied Waste Industries, Inc. (Æ)	4,400	44
American Power Conversion (Æ)	2,400	36
Ametek, Inc.	1,500	58
Applied Industrial Technologies, Inc.	3,900	74
ASystemt Technologies, Inc. (Æ)	16,101	118
Audiovox Corp. Class A (Æ)	3,600	37
Belden, Inc.	1,300	20
Brooks-PRI Automation, Inc. (Æ)	600	7
C&D Technologies, Inc.	1,200	21
Cascade Corp.	900	14
CNH Global NV	7,800	30
Crown Castle International Corp. (Æ)	21,900	82
CTS Corp.	3,400	26
Curtiss-Wright Corp.	2,100	134
Cymer, Inc. (Æ)	6,941	224
Dupont Photomasks, Inc. (Æ)	2,800	65
Electro Scientific Industries, Inc. (Æ)	5,935	119
Engineered Support Systems, Inc.	450	16
Esterline Technologies Corp. (Æ)	2,700	48
FEI Co. (Æ)	5,341	82
Flir Systems, Inc. (Æ)	900	44
Hovnanian Enterprises, Inc. Class A (Æ)	1,100	35
IKON Office Solutions, Inc.	44,100	315
Ionics, Inc. (Æ)	500	11
Itron, Inc. (Æ)	5,162	99
Kadant, Inc. (Æ)	2,700	41
Lennar Corp.	4,100	212
LTX Corp. (Æ)	5,000	30
M/I Schottenstein Homes, Inc.	7,200	200
Mettler Toledo International, Inc. (Æ)	6,200	199
Milacron, Inc.	3,000	18
Millipore Corp.	6,400	218
MKS Instruments, Inc. (Æ)	6,380	105
NACCO Industries, Inc. Class A	500	22
Novellus Systems, Inc. (Æ)	9,800	275
NVR, Inc. (Æ)	500	163
Orbital Sciences Corp. (Æ)	19,300	81
Photon Dynamics, Inc. (Æ)	4,029	92
Photronics, Inc. (Æ)	11,900	163
Plantronics, Inc. (Æ)	4,900	74
Power-One, Inc. (Æ)	2,500	14
Pulte Homes, Inc.	500	24
Rayovac Corp. (Æ)	1,200	16
RF Micro Devices, Inc. (Æ)	11,331	83
Rudolph Technologies, Inc. (Æ)	5,569	107
Ryland Group, Inc.	6,600	220
Spectralink Corp. (Æ)	800	6
Steelcase, Inc. Class A	5,400	59
Tecumseh Products Co. Class A	600	26
Teledyne Technologies, Inc. (Æ)	7,400	116

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Teradyne, Inc. (Æ)	9,400	122
Thomas & Betts Corp. (Æ)	1,200	20
Toll Brothers, Inc. (Æ)	8,100	164
Triumph Group, Inc. (Æ)	2,200	70
United Defense Industries, Inc. (Æ)	16,300	380
Veeco Instruments, Inc. (Æ)	1,400	16
Wavecom SA - ADR (Æ)	1,200	17
William Lyon Homes, Inc. (Æ)	700	15
		5,530
Technology - 13.3%		
3Com Corp. (Æ)	94,700	438
Acxiom Corp. (Æ)	12,800	197
ADC Telecommunications, Inc. (Æ)	24,800	52
Affiliated Computer Services, Inc. Class A (Æ)	4,900	258
Agile Software Corp. (Æ)	3,900	30
Alliance Data Systems Corp. (Æ)	12,500	222
American Management Systems (Æ)	1,700	20
Amkor Technology, Inc. (Æ)	15,400	73
Amphenol Corp. Class A (Æ)	2,300	87
Anixter International, Inc. (Æ)	5,800	135
AnSystem, Inc. (Æ)	700	14
Apogent Technologies, Inc. (Æ)	1,600	33
Arbitron, Inc. (Æ)	10,400	348
Ariba, Inc. (Æ)	34,301	85
Arris Group, Inc. (Æ)	11,200	40
Arrow Electronics, Inc. (Æ)	24,100	308
Ascential Software Corp. (Æ)	13,400	32
ASM International NV (Æ)	11,600	150
ATI Technologies, Inc. (Æ)	8,800	41
Atmel Corp. (Æ)	29,117	65
Autodesk, Inc.	7,157	102
Avaya, Inc. (Æ)	20,700	51
Avid Technology, Inc. (Æ)	8,800	202
Avnet, Inc.	27,500	298
Avocent Corp. (Æ)	5,700	127
BEA Systems, Inc. (Æ)	10,100	116
Bell Microproducts, Inc. (Æ)	11,500	64
Benchmark Electronics, Inc. (Æ)	5,800	166
BMC Software, Inc. (Æ)	9,400	161
Borland Software Corp. (Æ)	2,700	33
Business Objects SA - ADR (Æ)	5,000	75
ChipPAC, Inc. Class A (Æ)	2,600	9
Citrix Systems, Inc. (Æ)	22,700	280
Cognos, Inc. (Æ)	10,400	244
Coherent, Inc. (Æ)	3,733	74
Compucom Systems, Inc. (Æ)	8,300	47
Compuware Corp. (Æ)	4,500	22
Comverse Technology, Inc. (Æ)	6,300	63
Concord Communications, Inc. (Æ)	640	6
Conexant Systems, Inc. (Æ)	30,100	48
Cray, Inc. (Æ)	8,200	63
Cree, Inc. (Æ)	5,090	83
CSG Systems International (Æ)	2,800	38
Digex, Inc. (Æ)	32,000	14
Digital River, Inc. (Æ)	5,000	60
Documentum, Inc. (Æ)	18,525	290
Dynamics Research Corp. (Æ)	1,200	17
E.piphany, Inc. (Æ)	7,900	33
EDO Corp.	6,800	141
Embrex, Inc. (Æ)	5,300	59
EMS Technologies, Inc. (Æ)	4,790	75
EnteraSystem Networks, Inc. (Æ)	10,000	16
ESCO Technologies, Inc. (Æ)	1,100	41
eSpeed, Inc. Class A	5,560	94
Exar Corp. (Æ)	4,600	57
Fairchild Semiconductor International, Inc. Class A (Æ)	8,300	89
Fidelity National Information Solutions, Inc. (Æ)	3,200	55
Foundry Networks, Inc. (Æ)	12,708	89
GameStop Corp. (Æ)	6,900	68
Harris Corp.	5,000	132
Hyperion Solutions Corp. (Æ)	5,400	139
Identix, Inc. (Æ)	1,208	6
IDX Systems Corp. (Æ)	2,000	34
Ii-Vi, Inc. (Æ)	8,213	132
Imation Corp. (Æ)	6,000	210
Informatica Corp. (Æ)	21,400	123
Ingram Micro, Inc. Class A (Æ)	23,600	291
Integrated Circuit Systems, Inc. (Æ)	5,619	103
Inter-Tel, Inc.	2,500	52
Intergraph Corp. (Æ)	6,300	112
Internet Security Systems (Æ)	6,900	126
Intersil Corp. Class A (Æ)	2,600	36
Intrado, Inc. (Æ)	6,234	62
Invision Technologies, Inc. (Æ)	600	16
Iomega Corp. (Æ)	1,800	14
Keynote Systems, Inc. (Æ)	5,200	40
L-3 Communications Holdings, Inc. (Æ)	2,900	130
Lawson Software, Inc. (Æ)	10,600	61
Legato Systems, Inc. (Æ)	11,900	60
Loral Space & Communications (Æ)	27,500	12
Macromedia, Inc. (Æ)	6,400	68
Macrovision Corp. (Æ)	6,100	98
Manhattan Associates, Inc. (Æ)	1,000	24
Marvell Technology Group, Ltd. (Æ)	9,600	181
Maxtor Corp. (Æ)	63,400	321
Mentor Graphics Corp. (Æ)	2,800	22
Mercury Computer Systems, Inc. (Æ)	4,100	125
Mercury Interactive Corp. (Æ)	2,600	77
Merix Corp. (Æ)	600	5
Methode Electronics Class A	2,700	30
Microchip Technology, Inc.	11,469	280
Microsemi Corp. (Æ)	1,500	9
MicroStrategy, Inc. Class A (Æ)	6,981	105
Microtune, Inc. (Æ)	19,217	60

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Mykrolis Corp. (Æ)	2,773	20
National Instruments Corp. (Æ)	4,100	133
NetFlix, Inc. (Æ)	2,100	23
NetScreen Technologies, Inc. (Æ)	4,979	84
Network Appliance, Inc. (Æ)	4,300	43
Network Associates, Inc. (Æ)	11,700	188
Novell, Inc. (Æ)	11,600	39
O2Micro International, Ltd. (Æ)	8,800	86
Openwave Systems, Inc. (Æ)	22,200	44
Optic Net, Inc. (Æ)(Ÿ)	1,400	—
Optimal Robotics Corp. Class A (Æ)	1,800	11
Overture Services, Inc. (Æ)	3,920	107
ParthusCeva, Inc. (Æ)	3,099	18
Pinnacle Systems, Inc. (Æ)	5,200	71
Pioneer Standard Electronics	9,400	86
Planar Systems, Inc. (Æ)	2,217	46
Precise Software Solutions, Ltd. (Æ)	6,300	104
Progress Software Corp. (Æ)	900	12
Quantum Corp. (Æ)	29,500	79
Quest Software, Inc. (Æ)	11,700	121
Sandisk Corp. (Æ)	11,900	242
ScanSoft, Inc. (Æ)	3,600	19
Scansource, Inc. (Æ)	500	25
Serena Software, Inc. (Æ)	5,552	88
Skyworks Solutions, Inc. (Æ)	14,831	128
Standard MicroSystems Corp. (Æ)	1,300	25
Storage Technology Corp. (Æ)	12,300	263
Sybase, Inc. (Æ)	10,500	141
SYKES Enterprises, Inc. (Æ)	3,700	12
Systems & Computer Technology Corp. (Æ)	1,600	14
Tekelec (Æ)	9,296	97
TIBCO Software, Inc. (Æ)	14,300	88
Titan Corp. (Æ)	2,800	29
Transaction Systems Architects, Inc. Class A (Æ)	3,100	20
Trimble Navigation, Ltd. (Æ)	3,300	41
UniSystem Corp. (Æ)	12,600	125
UNOVA, Inc. (Æ)	13,600	82
Utstarcom, Inc. (Æ)	3,400	67
Verity, Inc. (Æ)	6,630	89
webMethods, Inc. (Æ)	11,491	94
Websense, Inc. (Æ)	3,956	85
Western Digital Corp. (Æ)	41,300	264
Zebra Technologies Corp. Class A (Æ)	600	34
Zoran Corp. (Æ)	11,552	163
		13,044
Utilities - 3.9%		
AES Corp. (The) (Æ)	52,800	159
AGL Resources, Inc.	5,700	139
Alliant Energy Corp.	6,600	109
Amdocs, Ltd. (Æ)	16,500	162
AT&T Wireless Services, Inc. (Æ)	7,200	41
Avista Corp.	12,700	147
Cascade Natural Gas Corp.	13,500	270
CMS Energy Corp.	22,800	215
COX Communications, Inc. Class A (Æ)	700	20
Energen Corp.	5,700	166
Energy East Corp.	4,600	102
General Communication Class A (Æ)	1,200	8
Idacorp, Inc.	4,100	102
IDT Corp. (Æ)	11,900	206
KeySpan Corp.	6,000	211
New Jersey Resources Corp.	2,100	66
Nextel Communications, Inc. Class A (Æ)	11,500	133
Nicor, Inc.	600	20
Northeast Utilities	5,500	83
Northwest Natural Gas Co.	1,700	46
Oneok, Inc.	9,900	190
Otter Tail Corp.	7,600	204
Pinnacle West Capital Corp.	6,400	218
Puget Energy, Inc.	2,600	57
Quintiles Transnational Corp. (Æ)	2,000	24
SEMCO Energy, Inc.	1,600	10
Southern Union Co. (Æ)	2,700	45
Southwest Gas Corp.	1,900	45
SureWest Communications	2,100	78
Telephone & Data Systems, Inc.	1,800	85
UGI Corp.	500	19
UIL Holdings Corp.	2,000	70
US Cellular Corp. (Æ)	6,500	163
Wisconsin Energy Corp.	8,700	219
WPS Resources Corp.	700	27
		3,859
Total Common Stocks (cost $93,505)		90,275

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 8.0%		
Frank Russell Investment Company Money Market Fund (Ç)	7,312	7,312
United States Treasury Bill 1.180% due 03/20/03 (ç)(ý)(š)	500	499
Total Short-Term Investments (cost $7,811)		7,811
Total Investments - 100.3% (identified cost $101,316)		98,086
Other Assets and Liabilities, Net - (0.3%)		(292)
Net Assets - 100.0%		97,794

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
Russell 2000 Index		
expiration date 03/03 (28)	5,365	(106)
S&P 500 Index		
expiration date 03/03 (10)	2,197	(56)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(162)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide favorable total return and additional diversification for US investors by investing primarily in equity and fixed-income securities of non-US companies, and securities issued by non-US governments.

Invests in: Primarily the equity securities of non-US companies in developed foreign markets.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk by employing the investment management services of four managers with three separate and distinct investment approaches. The Fund's primary source of added value is intended to be stock selection with only moderate country allocations relative to the index to capture the diversification benefits of international investment in an asset allocation context.



Growth of a $10,000 Investment
Non-US Fund
Salomon Smith Barney BMI World ex-US ‡‡
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,485	(15.15)%
5 Years	$ 8,528	(3.13)%§
Inception	$ 8,553	(2.57)%§

Salomon Smith Barney Broad Market Index (BMI) ex-US

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,619	(13.81)%
5 Years	$ 9,144	(1.77)%§
Inception	$ 9,383	(1.06)%§

Performance Review

For the year ended December 31, 2002, the Non-US Fund fell 15.15%, lagging the benchmark Salomon Smith Barney BMI World ex-US Index (BMI ex-US) which lost 13.81%.

Market and Portfolio Highlights

Non-US equity prices weakened during the fiscal year. Investors continued to focus their attention on the US, reflecting their expectations that a US economic recovery would be needed in order to stimulate global economies. News of accounting irregularities among several large US corporations had significant ramifications for global capital markets, as doubt was cast on the veracity of US accounting standards and on US corporations' reported earnings. Combined with continued disappointment in the face of economic recovery, geopolitical concerns with Iraq, and a lack of decisive action by either Japan or Europe to address problems within their local economies, investor sentiment was negatively impacted.

Financial markets globally struggled during 2002, yet the fourth quarter produced positive changes in some international markets. For example, the BMI Europe Index posted a strong gain of 10.71% during the fourth quarter, though it was down 16.58% for the year. Low interest rates coupled with high demand fueled the housing market in the UK. This, in conjunction with a surprisingly robust consumer sector, made the UK economy more resilient than its continental European peers, but did little to spare its stock market, which fell 14.2% in 2002.

Non-U.S. Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Japan's economy continued to suffer, but its stock market fared well relative to other developed markets. The Japanese market outperformed European markets for most of 2002, however, in the fourth quarter, the SSB BMI Japan Index was down 6.35%. Japan's long-term economic prospects remained hampered by the country's troubled financial services sector.

Value stocks dominated growth issues during the fiscal year. AQR and The Boston Company, for example, both outperformed the benchmark. Market-oriented managers performed better at times due to their constant exposure to countries and sectors otherwise under- or overweighted by active managers. However, the Fund's slight bias towards companies whose share prices are more volatile than the index resulted in a marginal lag.

The performance of the Fund's more aggressive growth manager, Oechsle, trailed the benchmark as the market favored the more defensive companies preferred by the value managers.

While the Fund enjoyed generally effective security selection by its value managers, this was offset by several large sell offs of underperforming stocks held by the Fund's growth managers including Vivendi, Elan, and KPN. These losses contributed to a material portion of the Fund's underperformance in the period.

During second quarter 2002, some mandates were modified, allowing the Fund's managers to invest in emerging markets. Though investment in emerging markets was limited to 5% of the Fund's net assets, this contributed to positive performance as emerging markets provided some of the highest returns of any asset class over this time period.

AQR Capital Management, LLC was hired in June to replace a product being discontinued by JP Morgan. AQR's approach is quantitatively driven and introduced a marginally higher emphasis on country allocation, as well as the use of currency hedging.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Shell Transport & Trading Co. PLC	1.9%
Vodafone Group PLC	1.7
GlaxoSmithKline PLC	1.6
Total Fina Elf SA	1.5
Novartis AG	1.4
ENI-Ente Nazionale Idrocarburi SpA	1.4
Canon, Inc.	1.2
Nestle SA	1.2
HSBC Holdings PLC	1.2
BP PLC	1.0

Portfolio Characteristics

	**September 30, 2002
Current P/E Ratio	14.82x
Portfolio Price/Book Ratio	1.60x
Market Capitalization - $-Weighted Average	26.5 Bil
Number of Holdings	650

Money Managers	Styles
AQR Capital Management, LLC	Value
Fidelity Management & Research Co.	Growth
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** As of the date of publishing, the portfolio characteristics as of December 31, 2002 were not available.

‡‡ Salomon Smith Barney BMI Index ex-US is a comprehensive float-weighted equity index consisting of every company with an investable market capitalization of over $100 million in 22 countries. This Index has broader representation than the MSCI EAFE Index.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Non-U.S. Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 90.3%		
Australia - 3.0%		
Alumina, Ltd.	900	2
Amcor, Ltd.	15,900	76
AMP, Ltd.	15,800	99
Australia & New Zealand Banking Group, Ltd. (Æ)	65,759	642
Australian Stock Exchange, Ltd.	1,600	10
BHP Billiton, Ltd.	137,308	785
BHP Steel, Ltd. (Æ)	12,332	22
Billabong International, Ltd.	16,900	66
Boral, Ltd.	16,000	39
BRL Hardy, Ltd.	1,400	6
CFS Gandel Retail Trust	20,970	16
Coca-Cola Amatil, Ltd.	13,783	41
Coles Myer, Ltd.	2,500	9
Commonwealth Bank of Australia	11,200	170
Commonwealth Property Office Fund	12,062	8
CSR, Ltd.	15,600	56
David Jones, Ltd.	10,200	6
Deutsche Office Trust	11,100	7
Foodland Associated, Ltd.	1,400	14
Foster's Group, Ltd.	19,780	50
Futuris Corp., Ltd.	1,700	1
General Property Trust	12,200	20
Goodman Fielder, Ltd.	5,000	5
Harvey Norman Holdings, Ltd.	13,600	20
Iluka Resources, Ltd.	2,100	5
Insurance Australia Group, Ltd.	22,200	34
John Fairfax Holdings, Ltd.	15,300	28
Leighton Holdings, Ltd.	9,100	52
Macquarie Bank, Ltd.	2,600	35
Macquarie Infrastructure Group	6,900	12
Metcash Trading, Ltd.	21,189	24
MIM Holdings, Ltd.	4,700	4
National Australia Bank, Ltd.	21,300	381
Newcrest Mining, Ltd.	2,000	8
News Corp., Ltd.	23,679	153
OneSteel, Ltd.	8,100	8
Orica, Ltd.	3,000	18
Origin Energy, Ltd.	1,800	4
PaperlinX, Ltd.	3,400	10
Patrick Corp., Ltd. (Æ)	6,300	46
Perpetual Trustees Australia, Ltd.	1,600	29
Publishing & Broadcasting, Ltd.	5,100	25
Qantas Airways, Ltd.	8,600	19
QBE Insurance Group, Ltd.	18,700	86
Rio Tinto, Ltd.	4,400	84
Santos, Ltd.	143,600	487
Southcorp, Ltd.	1,200	3
Stockland Trust Group	3,400	9
Suncorp-Metway, Ltd.	3,400	21
TABCORP Holdings, Ltd.	1,500	9
Telstra Corp., Ltd.	23,200	58
Wesfarmers, Ltd.	4,600	69
Westfield America Trust	15,000	18
Westfield Holdings, Ltd.	7,800	59
Westfield Trust	9,800	19
Westpac Banking Corp.	19,300	149
WMC Resources, Ltd. (Æ)	4,600	11
Woodside Petroleum, Ltd.	1,700	12
Woolworths, Ltd.	10,700	69
		4,228
Austria - 0.0%		
Telekom Austria AG (Æ)	1,300	13
Belgium - 1.3%		
Delhaize Group	900	17
Dexia	30,310	376
Dexia	22,500	276
Electrabel	113	27
Fortis	3,800	67
Fortis	48,281	844
KBC Bancassurance Holding	900	29
Solvay SA Class A (Æ)	2,220	153
		1,789
Brazil - 0.2%		
Petroleo Brasileiro SA - Petrobras - ADR	14,320	214
Canada - 0.8%		
Abitibi-Consolidated, Inc.	2,700	21
Alcan, Inc.	1,400	41
Bank of Montreal	2,000	53
Bank of Nova Scotia	2,300	77
Barrick Gold Corp.	2,100	32
BCE, Inc.	901	16
Biovail Corp. (Æ)	100	3
Bombardier, Inc. Class B	4,900	17
Brascan Corp.	500	10
CAE, Inc.	1,100	3
Canada Life Financial Corp.	200	5
Canadian Imperial Bank of Commerce	1,800	50
Canadian National Railway Co.	800	33
Canadian Natural Resources, Ltd.	600	18
Canadian Pacific Railway, Ltd.	700	14
Canadian Tire Corp. Class A	600	12
Celestica, Inc. (Æ)	400	6
CP Ships, Ltd.	600	8
Descartes Systems Group, Inc. (The)	500	2
Dofasco, Inc.	900	16
Domtar, Inc.	1,200	12
Enbridge, Inc.	400	11
Encana Corp.	1,900	59
Fairmont Hotels & Resorts, Inc.	400	9

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Falconbridge, Ltd.	500	5
Fording, Inc.	200	4
George Weston, Ltd.	200	11
Hudson's Bay Co.	2,400	14
Husky Energy, Inc.	1,400	15
Imperial Oil, Ltd.	700	20
Inco, Ltd. (Æ)	1,000	21
Intrawest Corp.	200	2
Investors Group, Inc.	600	10
Loblaw Cos., Ltd.	200	7
Magna International, Inc. Class A	300	17
Manulife Financial Corp.	1,801	39
Molson, Inc. Class A	300	6
National Bank of Canada	1,100	22
Nexen, Inc.	600	13
Noranda, Inc.	1,400	13
Nortel Networks Corp.	14,500	23
Nova Chemicals Corp.	300	5
Onex Corp.	200	2
Petro-Canada	900	28
Placer Dome, Inc.	400	5
Potash Corp. of Saskatchewan	200	13
Power Corp. Of Canada	500	11
Power Financial Corp.	600	14
Precision Drilling Corp. (Æ)	200	6
Quebecor World, Inc.	200	4
Quebecor, Inc. Class B (Æ)	900	8
Royal Bank of Canada	3,000	110
Royal Group Technologies, Ltd. (Æ)	800	8
Shell Canada, Ltd.	500	16
Sun Life Financial Services of Canada, Inc.	2,700	46
Suncor Energy, Inc.	1,900	30
Talisman Energy, Inc.	600	22
Thomson Corp. (The)	900	24
TransCanada PipeLines, Ltd.	2,000	29
		1,151
China - 0.2%		
Byd Co., Ltd. (Æ)	8,500	17
China Oilfield Services, Ltd. (Æ)	46,000	11
PetroChina Co., Ltd.	1,014,400	202
		230
Denmark - 0.4%		
Dampskinsselkabat AF 1912 Class B	1	7
Danske Bank A/S	11,900	197
DSV DE Sammenslut Vogn A/S	250	6
FLS Industries A/S Class B (Æ)	1,200	10
ISS A/S (Æ)	8,250	297
Novo-Nordisk A/S Class B	1,800	52
TDC A/S (Æ)	1,200	29
		598
Finland - 1.7%		
Fortum Oyj	41,200	270
Nokia OYJ	69,970	1,112
Nokia OYJ - ADR	21,708	336
Sampo Oyj Class A	69,594	529
Stora Enso Oyj Class R	2,700	28
UPM-Kymmene Oyj	1,600	51
		2,326
France - 8.5%		
Accor SA	11,481	348
Air France	24,284	235
Air Liquide	91	12
Alstom (Æ)	3,000	15
Aventis SA	19,929	1,083
AXA	29,140	391
BNP Paribas	22,984	937
Carrefour SA	12,174	542
Casino Guichard Perrachon SA	650	48
Christian Dior SA	4,200	141
Cie de Saint-Gobain	5,228	153
Cie Generale D'Optique Essilor International SA	6,191	255
CNP Assurances (Æ)	3,610	134
Credit Lyonnais SA	300	17
L'Oreal SA	4,108	313
Lafarge SA	675	51
Lagardere S.C.A.	500	20
LVMH Moet Hennessy Louis Vuitton SA	11,605	477
Michelin (C.G.D.E.) Class B	12,273	423
Pechiney SA Class A	8,750	307
Pernod-Ricard	7,600	736
Peugeot SA (Æ)	1,800	73
Sanofi-Synthelabo SA	400	24
Schneider Electric SA (Æ)	8,033	380
Societe Assurances Generales de France (Æ)	9,074	304
Societe Generale Class A	2,050	119
Societe Television Francaise 1	4,240	113
Suez SA	10,920	190
Thomson/ex-TMM (Æ)	15,000	256
Total Fina Elf SA	14,902	2,127
Total Fina Elf SA - ADR	10,816	773
Valeo SA	3,536	111
Vivendi Universal SA	34,272	554
		11,662
Germany - 3.8%		
Adidas-Salomon AG (Æ)	500	43
Allianz AG	1,100	105
Altana AG	2,200	100
BASF AG	6,500	246
Bayer AG	24,792	532

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Beiersdorf AG	700	78
Continental AG	600	9
DaimlerChrysler AG	4,500	139
Deutsche Bank AG	5,200	240
Deutsche Boerse AG	5,380	215
Deutsche Lufthansa AG (Æ)	23,823	219
Deutsche Post AG	48,990	514
Deutsche Telekom AG	800	10
E.ON AG	13,569	548
Gehe AG	1,500	58
KarstadtQuelle AG	25,600	443
Linde AG	600	22
MAN AG (Æ)	4,100	57
Merck KGaA	600	16
Metro AG	600	14
Muenchener Rueckversicherungs AG	1,852	222
Schering AG	7,500	326
Siemens AG	4,800	204
Volkswagen AG	25,795	940
		5,300
Greece - 0.3%		
Hellenic Telecommunications Organization SA	4,000	44
Hellenic Telecommunications Organization SA - ADR	67,305	359
		403
Hong Kong - 1.8%		
Bank of East Asia	5,000	9
Cathay Pacific Airways, Ltd.	12,000	16
Cheung Kong Holdings, Ltd.	22,000	143
Cheung Kong Infrastructure Holdings, Ltd.	7,000	12
China Mobile, Ltd. (Æ)	100,000	239
CLP Holdings, Ltd.	20,200	81
Dairy Farm International Holdings, Ltd. (Æ)	9,000	9
Esprit Holdings, Ltd.	28,500	48
Giordano International, Ltd. (Æ)	8,000	3
Hang Lung Properties, Ltd.	9,000	9
Hang Seng Bank, Ltd.	7,900	84
Henderson Land Development	9,000	27
Hong Kong & China Gas	66,700	86
Hong Kong Electric Holdings	8,500	32
Hong Kong Exchanges and Clearing, Ltd.	202,000	254
Hutchison Whampoa, Ltd.	56,000	350
JCG Holdings, Ltd.	14,000	7
Johnson Electric Holdings	20,000	22
MTR Corp.	219,192	232
New World Development, Ltd.	5,000	2
Shangri-La Asia, Ltd. (Æ)	4,000	3
SmarTone Telecommunications Holding, Ltd.	11,094	12
Sun Hung Kai Properties, Ltd.	74,000	437
Swire Pacific, Ltd. Class A	77,000	295
Television Broadcasts, Ltd.	2,000	6
Wharf Holdings, Ltd.	25,000	47
Wing Hang Bank, Ltd.	3,500	11
		2,476
Ireland - 1.0%		
Bank of Ireland	112,688	1,158
CRH PLC	15,800	196
		1,354
Italy - 4.5%		
Autostrade Concessioni e Costruzioni Autostrade SpA	32,400	322
Banca Popolare di Bergamo Credito Varesino SCRL	15,602	278
Banca Popolare di Milano SCRL	14,300	52
Banco Popolare di Verona e Novara SCRL (Æ)	27,870	311
Benetton Group SpA (Æ)	6,200	55
Enel SpA	17,300	90
ENI-Ente Nazionale Idrocarburi SpA	120,945	1,923
Fiat SpA	1,800	15
Finmeccanica SpA	730,740	405
IntesaBci SpA (Æ)	176,397	372
Italcementi SpA	7,400	75
Luxottica Group SpA	200	3
Mediaset SpA	85,193	649
Parmalat Finanziaria SPA (Æ)	25,000	60
Riunione Adriatica di Sicurta SpA (Æ)	11,090	135
Sanpaolo IMI SpA	35,205	229
Telecom Italia SpA	144,272	728
Telecom Italia SpA	18,600	141
TIM SpA	56,929	260
UniCredito Italiano SpA	13,700	55
		6,158
Japan - 19.6%		
77 Bank, Ltd. (The)	69,000	283
Acom Co., Ltd.	420	14
Aeon Co., Ltd. (Æ)	2,100	50
Aiful Corp.	8,600	323
Alps Electric Co., Ltd.	4,000	44
Amano Corp.	1,000	6
Aoyama Trading Co., Ltd.	2,600	37
Asahi Kasei Corp.	7,000	17
Autobacs Seven Co., Ltd.	800	16
Bank of Yokohama, Ltd. (The)	23,000	91
Bridgestone Corp.	45,000	557
Brother Industries, Ltd.	3,000	19
Canon, Inc.	45,000	1,695
Central Glass Co., Ltd.	8,000	36
Central Japan Railway Co.	7	44
Chubu Electric Power Co., Inc.	3,800	68
Citizen Watch Co., Ltd.	10,000	45

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Credit Saison Co., Ltd.	40,200	686
CSK Corp.	3,400	71
Dai Nippon Printing Co., Ltd.	4,000	44
Daikin Industries, Ltd.	5,000	79
Daimaru, Inc.	5,000	15
Dainippon Ink and Chemicals, Inc.	2,000	3
Dainippon Screen Manufacturing Co., Ltd.	3,000	10
Daito Trust Construction Co., Ltd.	3,800	84
Daiwa House Industry Co., Ltd.	1,000	6
Daiwa Securities Group, Inc.	20,000	89
Denki Kagaku Kogyo K K	26,000	57
Denso Corp.	4,400	72
Dowa Mining Co.	16,000	67
East Japan Railway Co.	128	635
Eisai Co., Ltd.	21,600	485
FamilyMart	1,300	25
Fast Retailing Co., Ltd.	2,600	92
Fuji Electric Co., Ltd.	17,000	30
Fuji Heavy Industries, Ltd.	24,900	99
Fuji Machine Manufacturing Co., Ltd.	16,000	151
Fuji Photo Film Co., Ltd.	9,000	294
Fujitsu Support and Service, Inc.	700	8
Funai Electric Co., Ltd.	500	58
Gunze, Ltd.	12,000	44
Hankyu Department Stores	1,000	5
Heiwa Corp.	3,900	57
Hino Motors, Ltd.	16,000	55
Hitachi Chemical Co., Ltd.	6,100	52
Hitachi, Ltd.	9,000	35
Honda Motor Co., Ltd.	28,200	1,043
Hosiden Corp.	3,000	23
Hoya Corp.	2,800	196
Ibiden Co., Ltd.	2,300	25
Ito-Yokado Co., Ltd.	9,000	265
Itochu Corp.	35,000	76
Jafco Co., Ltd.	1,400	61
Japan Tobacco, Inc.	9	60
JFE Holdings, Inc. (Æ)	1,000	12
JGC Corp.	13,000	73
JSR Corp.	5,000	50
Kansai Electric Power Co., Inc. (The)	2,500	38
Kao Corp.	32,000	702
Kawasaki Heavy Industries, Ltd.	16,000	13
Kawasaki Kisen Kaisha, Ltd.	12,000	21
KDDI Corp.	39	127
Keyence Corp.	500	87
Kobayashi Pharmaceutical Co., Ltd.	900	31
Konami Corp.	13,800	319
Konica Corp.	1,000	7
Koyo Seiko Co., Ltd.	7,000	31
Kubota Corp.	2,000	5
Kyocera Corp.	3,100	181
Kyushu Electric Power Co., Inc.	1,600	23
Lawson, Inc.	11,600	280

	Number of Shares	Market Value (000) $
Mabuchi Motor Co., Ltd.	7,000	644
Makita Corp.	4,000	29
Matsumotokiyoshi Co., Ltd.	12,400	579
Matsushita Electric Industrial Co., Ltd.	52,000	513
Meitec Corp.	1,300	32
Millea Holdings, Inc. (Æ)	7	50
Minebea Co., Ltd.	70,000	244
Minolta Co., Ltd.	19,000	82
Mitsubishi Corp.	3,000	18
Mitsubishi Electric Corp.	16,000	37
Mitsubishi Estate Co., Ltd.	5,000	38
Mitsubishi Heavy Industries, Ltd.	24,000	59
Mitsubishi Tokyo Financial Group, Inc.	49	266
Mitsui & Co., Ltd.	35,000	163
Mitsui Chemicals, Inc.	25,000	111
Mitsui Engineering & Shipbuilding	9,000	7
Mitsui Fudosan Co., Ltd.	1,000	6
Mitsui O.S.K. Lines, Ltd.	58,000	120
Mitsui Sumitomo Insurance Co., Ltd.	10,000	46
Mitsui Trust Holdings, Inc. (Æ)	9,000	15
Mitsumi Electric Co., Ltd.	1,300	12
Mizuho Holdings, Inc.	54	51
Murata Manufacturing Co., Ltd.	8,400	329
Namco, Ltd.	1,300	22
NGK Insulators, Ltd.	5,000	27
Nichicon Corp.	6,700	78
Nichirei Corp.	1,000	3
Nidec Corp.	300	19
Nikko Cordial Corp.	26,000	88
Nikon Corp. (Æ)	12,000	90
Nintendo Co., Ltd.	1,500	140
Nippon Express Co., Ltd.	153,000	600
Nippon Meat Packers, Inc.	1,000	10
Nippon Oil Corp.	8,000	36
Nippon Sanso Corp.	8,000	24
Nippon Shokubai Kagaku Kogyo Co.	4,000	17
Nippon Steel Corp. (Æ)	2,000	2
Nippon Telegraph & Telephone Corp.	99	360
Nippon Yusen Kabushiki Kaisha	12,000	40
Nishimatsu Construction Co., Ltd.	38,000	112
Nishimatsuya Chain Co., Ltd.	700	17
Nissan Motor Co., Ltd.	135,300	1,056
Nisshin Seifun Group, Inc.	1,000	7
Nitto Denko Corp.	2,400	68
NOK Corp.	16,000	177
Nomura Holdings, Inc.	40,000	450
NTN Corp.	6,000	21
NTT DoCoMo, Inc.	60	111
Olympus Optical Co., Ltd.	2,000	33
ORIX Corp.	4,900	316
Pioneer Corp.	7,200	135
Promise Co., Ltd.	100	4
Resona Holdings, Inc. (Æ)	16,000	9
Ricoh Co., Ltd.	12,000	197
Rinnai Corp.	20,000	456

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Rohm Co., Ltd.	3,800	484
Sammy Corp.	1,300	26
Sankyo Co., Ltd.	1,600	40
Seino Transportation Co., Ltd.	8,000	47
Seven - Eleven Japan	2,000	61
SFCG Co., Ltd.	2,900	210
Sharp Corp.	2,000	19
Shimachu Co., Ltd.	7,100	144
Shin-Etsu Chemical Co., Ltd.	33,800	1,108
Shionogi & Co., Ltd.	2,000	28
Shiseido Co., Ltd.	3,000	39
Showa Shell Sekiyu KK	700	5
Skylark Co., Ltd.	25,100	333
SMC Corp.	1,000	94
Sompo Japan Insurance, Inc.	7,000	41
Sony Corp.	9,000	376
Stanley Electric Co., Ltd.	15,000	167
Sumisho Lease Co., Ltd.	3,000	35
Sumitomo Bakelite Co., Ltd.	50,000	206
Sumitomo Chemical Co., Ltd.	26,000	103
Sumitomo Corp.	6,000	26
Sumitomo Electric Industries, Ltd.	15,000	97
Sumitomo Heavy Industries, Ltd.	22,000	12
Sumitomo Mitsui Financial Group, Inc.	29	91
Sumitomo Trust & Banking Co., Ltd. (The)	19,000	77
Suzuken Co., Ltd.	700	17
Taiyo Yuden Co., Ltd.	4,000	42
Takeda Chemical Industries, Ltd.	29,300	1,225
Takefuji Corp.	440	25
TDK Corp.	5,400	218
Terumo Corp.	6,000	83
THK Co., Ltd.	5,000	55
TIS, Inc.	1,900	28
Tohoku Electric Power Co., Inc.	4,200	62
Tokyo Broadcasting System, Inc.	100	1
Tokyo Electric Power Co., Inc.	12,800	243
Tokyo Electron, Ltd.	2,800	127
Tokyo Gas Co., Ltd.	72,000	226
Tokyo Seimitsu Co., Ltd.	200	5
TonenGeneral Sekiyu KK (Æ)	3,000	20
Toppan Printing Co., Ltd.	6,000	45
Toshiba Corp. (Æ)	11,000	34
Tosoh Corp. (Æ)	35,000	84
Tostem Inax Holding Corp.	1,000	15
Toyo Seikan Kaisha, Ltd.	3,000	36
Toyoda Gosei Co., Ltd.	4,400	83
Toyota Motor Corp.	20,000	538
Trend Micro, Inc. (Æ)	500	9
UMC Japan (Æ)	34	22
Uni-Charm Corp.	2,800	111
UNY Co., Ltd.	8,000	78
Victor Co. of Japan, Ltd.	3,000	20
West Japan Railway Co.	8	28
World Co., Ltd.	1,600	31
Yahoo Japan Corp. (Æ)	2	25
Yakult Honsha Co., Ltd.	9,000	103
Yamaha Corp.	1,300	12
Yamaha Motor Co., Ltd.	79,000	652
Yamanouchi Pharmaceutical Co., Ltd.	1,800	52
Yokogawa Electric Corp.	9,000	56
		26,958
Luxembourg - 0.2%		
Arcelor (Æ)	26,872	330
Mexico - 0.2%		
Telefonos de Mexico SA de CV - ADR	8,550	273
Netherlands - 5.1%		
ABN Amro Holding NV	43,335	709
Aegon NV	2,700	35
Akzo Nobel NV	17,803	565
ASML Holding NV (Æ)	11,260	94
Buhrmann NV	35,872	157
DSM NV	1,500	68
Euronext NV	17,430	379
European Aeronautic Defense and Space Co. (Æ)	9,000	93
Hagemeyer	1,500	11
Heineken NV	5,894	230
Hunter Douglas NV	10,764	322
ING Groep NV	30,350	514
KLM-Koninklijke Luchtvaart Mij NV	1,500	14
Koninklijke Ahold NV (Æ)	49,142	624
Koninklijke Philips Electronics NV	18,600	329
Koninklijke Philips Electronics NV	23,219	407
OCE NV	1,500	17
Royal Dutch Petroleum Co.	5,550	244
Royal KPN NV (Æ)	65,401	426
Stork NV	20,438	124
TPG NV	2,700	44
Unilever NV	8,623	530
Vedior NV	29,714	170
VNU NV (Æ)	15,415	402
Wolters Kluwer NV	28,989	505
		7,013
New Zealand - 0.3%		
Telecom Corp. of New Zealand, Ltd.	183,696	435
Warehouse Group, Ltd.	9,600	37
		472
Norway - 0.8%		
DnB Holding ASA	59,400	280
Gjensidige NOR ASA (Æ)	3,110	102
Statoil ASA	71,240	602
Tandberg ASA (Æ)	14,428	83
		1,067

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Portugal - 0.5%		
Electricidade de Portugal SA	185,980	310
Portugal Telecom SGPS SA	65,065	447
		757
Singapore - 1.4%		
CapitaLand, Ltd.	23,000	15
City Developments, Ltd.	9,000	22
Creative Technology, Ltd.	22,950	162
Cycle & Carriage, Ltd.	1,900	4
DBS Group Holdings, Ltd.	117,825	747
Fraser & Neave, Ltd. (Æ)	3,000	13
Great Eastern Holdings, Ltd.	2,000	10
Haw Par Brothers International, Ltd.	713	1
Keppel Corp., Ltd.	13,000	28
MobileOne Asia, Ltd. (Æ)	437,000	307
NatSteel, Ltd. (Æ)	12,000	14
Oversea-Chinese Banking Corp.	10,000	56
Overseas Union Enterprise, Ltd.	2,000	7
SembCorp Logistics, Ltd. (Æ)	12,000	11
SembCorp Marine, Ltd.	8,000	4
Singapore Airlines, Ltd.	6,000	35
Singapore Exchange, Ltd.	7,000	5
Singapore Land, Ltd.	2,000	4
Singapore Press Holdings, Ltd.	6,000	63
Singapore Telecommunications, Ltd.	34,000	24
United Overseas Bank, Ltd.	62,600	426
United Overseas Land, Ltd. (Æ)	7,000	6
Venture Corp., Ltd. (Æ)	2,000	16
		1,980
South Korea - 0.4%		
Korea Electric Power Corp. - ADR	30,900	263
Samsung Electronics Co., Ltd. - GDR (144A)	1,672	223
		486
Spain - 3.5%		
Acerinox SA	7,358	270
Altadis SA	38,400	876
Banco Bilbao Vizcaya Argentaria SA	18,100	173
Banco Popular Espanol	4,600	188
Banco Santander Central Hispano SA	76,885	528
Cia Espanola de Petroleos	400	7
Corp Mapfre SA	17,730	144
Endesa SA	65,002	761
Fomento de Construcciones Y Contratas SA	8,000	180
Grupo Dragados SA	15,000	255
NH Hoteles SA (Æ)	1,400	12
Repsol YPF SA - ADR	40,439	529
Telefonica SA (Æ)	105,993	949
		4,872
Sweden - 2.6%		
Assa Abloy AB Class B	35,200	402
Atlas Copco AB Class A	1,600	31
Atlas Copco AB Class B	1,300	23
Autoliv, Inc.	14,071	288
Electrolux AB Series B	2,500	39
Hennes & Mauritz AB Class B (Æ)	22,010	424
Investor AB Class B	49,820	297
Nordea AB (Æ)	65,169	287
Sandvik AB (Æ)	2,000	45
Securitas AB Class B	14,230	170
Skandinaviska Enskilda Banken AB Class A	2,400	20
Skanska AB Class B (Æ)	2,000	12
Svenska Cellulosa AB Class B (Æ)	8,270	279
Svenska Handelsbanken Class A	21,700	289
Swedish Match AB	30,500	240
Telefonaktiebolaget LM Ericsson Class B (Æ)	440,416	308
TeliaSonera AB	96,298	363
Volvo AB Series A	1,800	28
Volvo AB Series B	2,200	36
		3,581
Switzerland - 5.7%		
Adecco SA	8,793	345
Barry Callebaut AG	2,113	246
Ciba Specialty Chemicals AG	250	17
Clariant AG	28,470	455
Credit Suisse Group (Æ)	3,400	74
Givaudan	579	260
Holcim, Ltd.	2,335	424
Nestle SA	7,862	1,666
Novartis AG	53,021	1,934
PubliGroupe SA (Æ)	35	6
Roche Holding AG	9,930	692
Sulzer AG	283	38
Swiss Reinsurance	3,487	229
Swisscom AG	1,046	303
Syngenta AG (Æ)	4,139	240
Synthes-Stratec, Inc. (Æ)	281	172
UBS AG	14,760	717
Valora Holding AG	119	23
Zurich Financial Services AG	207	19
		7,860
Taiwan - 0.2%		
United Microelectronics Corp. - ADR (Æ)	63,450	213

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
United Kingdom - 22.3%		
3i Group PLC	71,180	636
Abbey National PLC	700	6
Alliance & Leicester PLC (Æ)	800	10
Allied Domecq PLC	130,950	837
Amersham PLC	10,450	94
Amvescap PLC	700	4
Anglo American PLC	14,000	208
AstraZeneca PLC	10,893	389
AstraZeneca PLC	14,800	520
Aviva PLC	15,800	113
BAA PLC	28,498	231
BAE Systems PLC	268,346	536
Barclays PLC	213,634	1,324
Barratt Developments PLC	11,800	74
BBA Group PLC	30,880	92
BG Group PLC	99,100	428
BHP Billiton PLC	26,300	140
BOC Group PLC	48,481	693
Boots Co. PLC	13,500	127
BP PLC	198,900	1,367
Brambles Industries PLC	7,500	18
British Airways PLC (Æ)	11,900	26
British American Tobacco PLC	13,520	135
British Land Co. PLC	500	4
British Sky Broadcasting PLC (Æ)	84,387	868
BT Group PLC	108,479	341
Bunzl PLC	76,544	468
Burberry Group PLC (Æ)	74,732	270
Cable & Wireless PLC	4,700	3
Cadbury Schweppes PLC	116,463	726
Centrica PLC	180,000	496
Compass Group PLC	56,380	300
Corus Group PLC (Æ)	50,000	22
Davis Service Group PLC	1,300	6
Debenhams PLC	55,600	249
Diageo PLC	49,878	542
Dixons Group PLC	3,300	8
EMI Group PLC	500	1
Exel PLC	1,400	16
FirstGroup PLC	15,600	59
Gallaher Group PLC	7,150	71
GKN PLC	170,950	552
GlaxoSmithKline PLC	117,588	2,256
Granada PLC	2,800	4
HBOS PLC	55,500	585
Hilton Group PLC	4,200	11
HSBC Holdings PLC	145,655	1,610
HSBC Holdings PLC	8,400	92
IMI PLC	16,700	71
Imperial Chemical Industries PLC	10,700	40
Imperial Tobacco Group PLC	14,851	252
J Sainsbury PLC	135,500	608
Johnston Press PLC	6,100	36
Kelda Group PLC	18,700	128
Kingfisher PLC	123,213	441
Land Securities Group PLC	900	11
Lloyds TSB Group PLC	32,600	234
Man Group PLC	9,470	135
Marks & Spencer Group PLC	98,258	498
Morgan Crucible Co.	187,592	151
MyTravel Group PLC	21,000	7
National Grid Transco PLC	28,109	207
Northern Foods PLC	1,800	5
Northern Rock PLC	11,320	120
Old Mutual PLC	179,000	254
P&O Princess Cruises PLC	2,100	15
Peninsular and Oriental Steam Navigation Co.(The) (Æ)	400	1
Pennon Group PLC	4,300	45
Pilkington PLC	34,900	33
Prudential PLC	37,000	261
Rank Group PLC	6,900	30
Reed Elsevier PLC	93,440	800
Reuters Group PLC (Æ)	1,800	5
Rexam PLC	15,300	104
Rio Tinto PLC	30,524	609
RMC Group PLC	1,900	11
Rolls-Royce PLC	9,200	16
Royal & Sun Alliance Insurance Group	33,200	65
Royal Bank of Scotland Group PLC	24,723	592
Safeway PLC	13,100	45
Scottish & Southern Energy PLC	45,905	503
Severn Trent PLC	1,600	18
Shell Transport & Trading Co. PLC	389,106	2,561
Signet Group PLC	19,900	22
Six Continents PLC	11,800	95
South African Breweries PLC	1,100	8
Stagecoach Group PLC	44,800	21
Tate & Lyle PLC	17,100	87
Taylor Woodrow PLC (Æ)	6,000	16
TI Automotive, Ltd., (Æ)(Ÿ)	19,900	—
Tomkins PLC	21,900	67
Trinity Mirror PLC	8,400	58
Unilever PLC	120,920	1,150
United Business Media PLC	28,861	135
United Utilities PLC	12,200	123
Vodafone Group PLC	1,276,077	2,326
Whitbread PLC	4,800	42
Wimpey George PLC	14,600	63
Wolseley PLC	500	4
WPP Group PLC	3,200	24
		30,721
Total Common Stocks (cost $142,166)		124,485

Non-U.S. Fund

Statement of Net Assets, continued — December 31, 2002

	Notional Amount (000) $	Market Value (000) $
Options Purchased - 0.5%		
(Number of Contracts)		
Luxembourg - 0.4%		
Amsterdam Exchanges Index Futures		
Jan 2003 328.60 Call (4)	276	420
Bel20 Index Futures		
Jan 2003 1,996.01 Call (12)	503	133
Switzerland - 0.1%		
Swiss Market Index Futures		
Mar 2003 4,865.00 Put (14)	493	74
Total Options Purchased		
(cost $583)		627

	Number of Shares	Market Value (000) $
Preferred Stocks - 0.5%		
Australia - 0.0%		
News Corp., Ltd.	14,591	78
Brazil - 0.2%		
Telecomunicacoes Brasileiras SA - ADR	12,100	226
Germany - 0.3%		
Hugo Boss AG	8,850	93
ProSieben SAT.1 Media AG (Æ)	14,800	101
Wella AG (Æ)	3,870	231
		425
Total Preferred Stocks		
(cost $942)		729

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 8.6%		
United States - 8.6%		
Frank Russell Investment Company		
Money Market Fund (Ç)	9,057	9,057
United States Treasury Bills		
1.630% due 03/20/03 (ÿ)(š)	1,300	1,296
United States Treasury Bills		
1.180% due 03/20/03 (ÿ)(š)	1,500	1,496
Total Short-Term Investments		
(cost $11,849)		11,849
Total Investments - 99.9%		
(identified cost $155,540)		137,690
Other Assets and Liabilities, Net - 0.1%		150
Net Assets - 100.0%		137,840

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
CAC-40 Index (France)		
expiration date 03/03 (36)	1,160	(26)
DAX Index (Germany)		
expiration date 03/03 (10)	762	(65)
EUR STOXX 50 Index (EU)		
expiration date 03/03 (70)	1,759	(122)
FTSE-100 Index (UK)		
expiration date 03/03 (74)	4,663	(69)
Hang Seng Index (Hong Kong)		
expiration date 01/03 (20)	1,191	(29)
TOPIX Index (Japan)		
expiration date 03/03 (65)	4,570	(147)
Short Positions		
CAC-40 Index (France)		
expiration date 01/03 (12)	386	13
IBEX Plus Index (Spain)		
expiration date 01/03 (3)	189	9
MIB 30 Index (Italy)		
expiration date 03/03 (5)	627	23
SPI 200 Index (Australia)		
expiration date 03/03 (6)	255	(2)
TSE-60 Index (Canada)		
expiration date 03/03 (9)	427	1
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(414)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

Options Written (Number of Contracts)	Notional Amount (000) $	Market Value (000) $
Luxembourg		
Amsterdam Exchanges Index Futures		
Jan 2003 328.60 Put (4)	276	(424)
Bel20 Index Futures		
Jan 2003 1,996.01 Put (12)	503	(126)
Switzerland		
Swiss Market Index Futures		
Mar 2003 4,865.00 Call (14)	493	(51)
Total Liability for Options Written (premiums received $583)		(601)

Industry Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Auto and Transportation	7.5	10,345
Consumer Discretionary	11.9	16,460
Consumer Staples	8.7	12,003
Financial Services	18.2	25,173
Health Care	6.8	9,399
Integrated Oils	5.9	8,135
Materials and Processing	8.8	12,097
Miscellaneous	1.6	2,196
Options	0.5	627
Other Energy	3.4	4,713
Producer Durables	4.3	5,910
Technology	3.1	4,225
Utilities	10.6	14,558
Short-Term Investments	8.6	11,849
Total Investments	99.9	137,690
Other Assets and Liabilities, Net	0.1	150
Net Assets	100.0	137,840

Geographic Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Asia	7.4	10,168
Europe	40.2	55,513
Japan	19.6	26,958
Latin America	0.5	713
Options	0.5	627
Other	0.8	1,141
United Kingdom	22.3	30,721
Short-Term Investments	8.6	11,849
Total Investments	99.9	137,690
Other Assets and Liabilities, Net	0.1	150
Net Assets	100.0	137,840

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

Forward Foreign Currency Exchange Contracts

Amount Sold (000)		Amount Bought (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000) $
USD	112	AUD	200	03/19/03	—
USD	703	CAD	1,100	03/19/03	(10)
USD	30	CHF	42	01/07/03	—
USD	31	CHF	43	01/07/03	—
USD	31	CHF	43	01/07/03	—
USD	43	CHF	59	01/07/03	—
USD	46	CHF	64	01/07/03	—
USD	77	CHF	107	01/07/03	—
USD	31	DKK	222	01/07/03	—
USD	2	EUR	2	01/07/03	—
USD	29	EUR	27	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	32	EUR	30	01/07/03	—
USD	32	EUR	31	01/07/03	—
USD	33	EUR	32	01/07/03	—
USD	33	EUR	32	01/07/03	—
USD	36	EUR	34	01/07/03	—
USD	37	EUR	35	01/07/03	—
USD	41	EUR	39	01/07/03	—
USD	52	EUR	50	01/07/03	—
USD	62	EUR	59	01/07/03	—
USD	65	EUR	62	01/07/03	—
USD	71	EUR	68	01/07/03	—
USD	85	EUR	81	01/07/03	—
USD	209	EUR	200	03/19/03	—
USD	510	EUR	500	03/19/03	13
USD	806	EUR	800	03/19/03	32
USD	3,565	EUR	3,500	03/19/03	95
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	32	GBP	20	01/07/03	—
USD	34	GBP	21	01/07/03	—
USD	42	GBP	26	01/07/03	—
USD	43	GBP	27	01/07/03	—
USD	44	GBP	28	01/07/03	
USD	55	GBP	34	01/07/03	—
USD	62	GBP	38	01/07/03	—
USD	66	GBP	41	01/07/03	—
USD	91	GBP	57	01/07/03	—
USD	92	GBP	58	01/07/03	—
USD	114	GBP	71	01/07/03	—
USD	135	GBP	84	01/07/03	—
USD	641	GBP	400	03/19/03	—
USD	626	GBP	400	03/19/03	14
USD	2,690	GBP	1,700	03/19/03	32
USD	38	JPY	4,441	01/08/03	—
USD	29	JPY	3,423	01/08/03	—
USD	25	JPY	2,933	01/08/03	—
USD	24	JPY	2,856	01/08/03	—
USD	22	JPY	2,649	01/08/03	—
USD	21	JPY	2,498	01/08/03	—
USD	20	JPY	2,334	01/08/03	—
USD	19	JPY	2,235	01/08/03	—
USD	18	JPY	2,089	01/08/03	—
USD	17	JPY	2,067	01/08/03	—
USD	17	JPY	1,955	01/08/03	—
USD	16	JPY	1,938	01/08/03	—
USD	15	JPY	1,781	01/08/03	—
USD	14	JPY	1,650	01/08/03	—
USD	13	JPY	1,525	01/08/03	—
USD	11	JPY	1,318	01/08/03	—
USD	507	JPY	60,000	03/19/03	—
USD	417	JPY	50,000	03/19/03	6
USD	2,483	JPY	300,000	03/19/03	50
USD	1,547	JPY	190,000	03/19/03	57
USD	12	NOK	85	01/07/03	
USD	30	NOK	205	01/07/03	—
USD	33	NOK	228	01/07/03	—
USD	31	SEK	267	01/07/03	—
USD	31	SEK	270	01/07/03	—
USD	34	SEK	294	01/07/03	—
USD	37	SEK	325	01/07/03	—
USD	41	SEK	358	01/07/03	—
USD	44	SEK	386	01/07/03	—
USD	56	SEK	490	01/07/03	—
CAD	2,000	USD	1,262	03/19/03	—
CHF	1,300	USD	894	03/19/03	(48)
SEK	1,500	USD	165	03/19/03	(7)
SGD	100	USD	57	03/19/03	(1)
					233

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market, by investing in fixed-income securities.

Invests in: Fixed-income securities.

Strategy: The Fund uses a multi-style, multi-manager strategy and employed two managers with distinct approaches to managing portfolios of intermediate-maturity fixed income securities.



Growth of a $10,000 Investment
Core Bond Fund
LB Aggregate **
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Core Bond Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,884	8.84%
5 Years	$ 13,724	6.53%§
Inception	$ 15,060	7.07%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 11,026	10.26%
5 Years	$ 14,387	7.55%§
Inception	$ 15,776	7.89%§

Performance Review

For the year ended December 31, 2002, the RIF Core Bond Fund posted a gain of 8.84%. This compared to a 10.26% return for the Lehman Brothers Aggregate Bond Index.

Fixed income markets responded to investors' changing perceptions of the macro-economic environment during this period. From January 2002 to March 2002, rates rose causing credit sectors to outperform in reaction to initial positive economic indicators and statements from Federal Reserve Chairman Alan Greenspan. The latter half of the fiscal year was the opposite, during which rates fell and investors favored ratings quality. This caused non-treasury sectors to underperform relative to equivalent treasuries.

Portfolio Highlights

During most of the fiscal year under review, active managers had a difficult time outperforming the benchmark Lehman Brothers' Aggregate Bond Index. While moderately underperforming the benchmark, the Fund's managers nevertheless outperformed peers. This environment was hostile for active managers for several reasons: rates were volatile, non-treasury sectors (investment grade corporate bonds, mortgages, asset-backed securities) underperformed—active managers tend to use these sectors as a source of excess return over treasuries; and high numbers of corporate bonds were downgraded as economic growth was uncertain and corporations' ability to service their debt was questioned.

Core Bond Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

The market was not favorable to the Fund's strategy of overweighting non-treasury sectors. Corporate bonds underperformed during the fiscal period, and the Fund's overweight to this sector resulted in benchmark-relative underperformance. While the portfolio's overweight in the mortgage sector helped reduce the negative impact of its exposure to corporate issues, the outperformance of mortgages was less than the Fund's corporate sector underperformance. The Fund's multi-manager strategy had a positive effect on returns since holdings were more diversified than those of the average single-manager fund as determined by comparison to other funds with similar investment goals in the industry.

The Fund's strong performance in the fourth quarter contrasted with second and third quarter results. Fund returns were enhanced by good issue selection and its exposure to high yield and corporate bonds. The Fund's short duration position relative to the benchmark also added to performance.

In the fourth quarter of 2002, the market environment was generally friendly to active management. Yield spreads tightened in most sectors which resulted in good performance in non-treasury sectors. High yield issues outperformed equivalent treasuries by roughly 600 basis points, one of the best quarters on record. Emerging market debt also recovered after returning dismal results in the second and third quarters. With elections over in Brazil, markets settled down, and Brazilian emerging markets debt outperformed the Lehman Brothers Aggregate Bond Index by more than 12%. Although the Fund's exposure to emerging markets debt is small, these results still added to the portfolio's performance.

The Fund remained consistent with its investment strategy by overweighting non-treasury sectors. The Fund's managers performed within expectations given their overweight to corporate issues.

PIMCo performed well compared to peers during most of the period. The firm favored treasuries, a strategy which was rewarded in the market's flight to quality. Yet, this manager underperformed the benchmark mostly due to particular holdings in corporate issues within the utility and energy sectors.

TimesSquare Capital Management made positive contributions to performance by using derivatives as a hedge to lengthen the average maturity of the Fund during the last few months of the fiscal period. Since the firm increased exposure to corporate bonds early in the period, this strategy enabled it to continue holding issues it deemed a good value that were not favored by the market at the time.

Top Ten Issuers (as a percent of Total Investments)	December 31, 2002
Federal National Mortgage Association	17.2%
Federal Home Loan Mortgage Corp.	9.6
United States Treasury	5.7
Government National Mortgage Association	4.4
Deutsche Bundesrepublik	3.2
ANZ Delaware, Inc.	1.5
BP America, Inc.	1.5
General Motors Acceptance Corp.	1.4
Ford Motor Credit Co.	1.0
Lloyds Bank PLC	0.9

Portfolio Characteristics	December 31, 2002
Weighted Average Quality Diversification	Aa1
Weighted Average Years-to-Maturity	6.2 Years
Weighted Average Duration	3.6 Years
Current Yield (SEC 30-day standardized)	3.25%
Number of Issues	309
Number of Issuers	175

Money Managers	Styles
Pacific Investment Management Co., LLC	Sector Rotation
TimesSquare Capital Management, Inc.	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Core Bond Fund

Statement of Net Assets—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Long-Term Investments - 79.0%		
Asset-Backed Securities - 1.7%		
Advanta Equipment Receivables		
Series 2000-1 Class B		
7.560% due 02/15/07	214	220
Citibank Credit Card Issuance Trust		
Series 2001-A6 Class A6		
5.650% due 06/16/08	475	518
Continental Airlines, Inc.		
6.900% due 01/02/18	74	65
6.545% due 02/02/19	67	58
Fleet Credit Card Master Trust II		
Series 2001-C Class A		
3.860% due 03/15/07	375	388
General Motors Acceptance Corp.		
2.178% due 07/30/04 (Ê)	400	388
Niagara Mohawk Power Corp.		
7.625% due 10/01/05	132	147
Parker Hannifin Employee Stock Ownership Trust		
6.340% due 07/15/08	320	350
Small Business Administration		
7.449% due 08/01/10	90	102
Systems 2001 AT LLC		
7.156% due 12/15/11	157	167
		2,403
Corporate Bonds and Notes - 16.5%		
Ahold Finance USA, Inc.		
8.250% due 07/15/10	100	110
Amerada Hess Corp.		
7.300% due 08/15/31	70	76
AOL Time Warner, Inc.		
7.625% due 04/15/31	720	740
7.700% due 05/01/32	600	624
AT&T Corp.		
8.500% due 11/15/31	640	705
AT&T Wireless Services, Inc.		
8.125% due 05/01/12	20	20
BAE Systems Holdings, Inc.		
6.400% due 12/15/11	380	395
Bank of America Corp.		
7.800% due 02/15/10	15	18
Series MTNI		
2.108% due 10/22/04 (Ê)	250	251
BankBoston Corp.		
Series B		
8.250% due 12/15/26	80	85
Boeing Capital Corp.		
5.800% due 01/15/13	100	101
Burlington Northern Santa Fe Corp.		
6.875% due 12/01/27	125	139
Campbell Soup Co.		
5.875% due 10/01/08	70	78
CIT Group, Inc.		
5.625% due 05/17/04	1,100	1,131
6.500% due 02/07/06	95	100
6.875% due 11/01/09	35	38
Citigroup, Inc.		
7.250% due 10/01/10	195	226
6.500% due 01/18/11	1,000	1,122
5.625% due 08/27/12	170	179
Clear Channel Communications, Inc.		
6.000% due 11/01/06	30	32
Comcast Cable Communications		
8.375% due 05/01/07	195	219
Countrywide Home Loans, Inc.		
Series MTNK		
5.500% due 02/01/07	50	53
Credit Suisse First Boston USA, Inc.		
4.625% due 01/15/08	70	71
Dana Corp.		
6.250% due 03/01/04	50	50
Detroit Edison Co.		
6.350% due 10/15/32	90	95
Eastman Chemical Co.		
7.000% due 04/15/12	30	33
EL Paso Corp.		
7.000% due 05/15/11	20	14
8.050% due 10/15/30	1,000	620
Eli Lilly & Co.		
6.770% due 01/01/36	235	263
FedEx Corp.		
7.600% due 07/01/97 (þ)	65	70
Fifth Third Bank Michigan		
7.750% due 08/15/10	155	174
First Union Capital I		
Series A		
7.935% due 01/15/27	55	60
FirstEnergy Corp.		
Series C		
7.375% due 11/15/31	195	189
Ford Motor Co.		
6.375% due 02/01/29	70	54
Ford Motor Credit Co.		
6.875% due 02/01/06	305	306
7.375% due 02/01/11	345	335
Foster's Finance Corp.		
6.875% due 06/15/11	120	137
General Motors Acceptance Corp.		
2.560% due 01/20/04 (Ê)	100	99
2.270% due 07/20/04 (Ê)	900	873
6.125% due 09/15/06	100	102
6.875% due 09/15/11	330	329
7.000% due 02/01/12	190	191
Golden West Financial Corp.		
4.125% due 08/15/07	110	113
4.750% due 10/01/12	95	96

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	225	251
HJ Heinz Co.		
6.375% due 07/15/28	20	21
HJ Heinz Finance Co. Step Up Bond		
7.250% due 03/15/32	105	116
Household Finance Corp.		
6.375% due 10/15/11	115	120
6.375% due 11/27/12	115	120
International Lease Finance Corp.		
6.375% due 03/15/09	100	107
International Paper Co.		
5.850% due 10/30/12	30	31
ITT Industries, Inc.		
7.400% due 11/15/25	150	160
John Deere Capital Corp.		
7.000% due 03/15/12	135	157
JP Morgan & Co., Inc.		
Series MTNA		
6.000% due 01/15/09	120	126
Kellogg Co.		
Series B		
7.450% due 04/01/31	140	171
KeySpan Corp.		
7.250% due 11/15/05	50	56
7.625% due 11/15/10	150	178
Kroger Co.		
8.000% due 09/15/29	100	118
7.500% due 04/01/31	30	34
Lehman Brothers Holdings, Inc.		
6.625% due 01/18/12	135	149
Lockheed Martin Corp.		
8.200% due 12/01/09	400	494
8.500% due 12/01/29	120	161
Manufacturers & Traders Trust Co.		
8.000% due 10/01/10	75	90
Marshall & Isley bank		
5.250% due 09/04/12	50	52
Mizuho Preferred Capital Co. LLC		
Step Up Bond		
8.790% due 12/29/49	320	271
Morgan Stanley		
5.625% due 01/20/04	225	234
6.750% due 04/15/11	115	128
Natexis Ambs Co. LLC		
8.440% due 12/29/49	120	140
National City Corp.		
6.875% due 05/15/19	125	136
National Rural Utilities Cooperative Finance		
5.750% due 08/28/09	60	64
Series MTNC		
7.250% due 03/01/12	1,000	1,147
NB Capital Trust IV		
8.250% due 04/15/27	90	104
News America Holdings		
7.750% due 12/01/45	190	187
News America, Inc.		
6.750% due 01/09/38	20	20
Nisource Finance Corp.		
7.875% due 11/15/10	120	132
Norfolk Southern Corp.		
7.700% due 05/15/17	115	141
7.900% due 05/15/97 (þ)	65	76
North Fork BanCorp., Inc.		
5.875% due 08/15/12	140	152
Occidental Petroleum Corp.		
9.250% due 08/01/19	95	124
Oncor Electric Delivery Co.		
7.250% due 01/15/33	110	113
Pinnacle Partners		
8.830% due 08/15/04	100	94
Progress Energy, Inc.		
7.000% due 10/30/31	130	135
Progressive Corp. (The)		
6.250% due 12/01/32	60	62
Prudential Funding LLC		
6.600% due 05/15/08	80	89
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	25	16
Raytheon Co.		
8.200% due 03/01/06	100	112
Safeway, Inc.		
7.250% due 02/01/31	95	107
Sears Roebuck Acceptance		
7.000% due 06/01/32	40	34
Sprint Capital Corp.		
6.125% due 11/15/08	50	46
7.625% due 01/30/11	600	570
8.375% due 03/15/12	410	408
6.875% due 11/15/28	410	330
8.750% due 03/15/32	100	95
Supervalu, Inc.		
7.500% due 05/15/12	75	81
TCI Communications, Inc.		
8.000% due 08/01/05	265	275
Tele-Communications-TCI Group		
9.800% due 02/01/12	70	84
7.875% due 08/01/13	190	209
Time Warner Cos.		
7.570% due 02/01/24	65	65
Toys R US, Inc.		
7.625% due 08/01/11	60	59
Union Pacific Corp.		
5.750% due 10/15/07	270	295
6.125% due 01/15/12	115	126
Union Planters Corp.		
7.750% due 03/01/11	50	59

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
US Bancorp/First Bank		
Series MTNJ		
6.875% due 12/01/04	275	300
USX Corp./Consolidated		
8.500% due 03/01/23	140	165
Verizon Florida, Inc.		
6.125% due 01/15/13	70	75
Wachovia Corp.		
7.550% due 08/18/05	50	56
7.500% due 07/15/06	150	170
Waste Management, Inc.		
6.500% due 05/15/04	1,000	1,031
Wells Fargo Bank NA		
7.550% due 06/21/10	50	60
Weyerhaeuser Co.		
5.250% due 12/15/09	70	71
Williams Cos., Inc.		
8.750% due 03/15/32	1,100	721
Wisconsin Central Transport		
6.625% due 04/15/08	325	367
WorldCom, Inc. - WorldCom Group		
8.250% due 05/15/31 (Ø)	120	28
Zions BanCorp.		
6.500% due 10/15/11	110	116
		23,108

Emerging Markets Debt - 0.7%

	Principal Amount (000) $	Market Value (000) $
Brazilian Government International Bond		
2.563% due 04/15/06 (Ê)	56	43
11.000% due 01/11/12	500	334
11.000% due 08/17/40	400	249
Panama Government International Bond		
9.375% due 07/23/12	100	108
Russia Government International Bond		
5.000% due 03/31/30	245	194
		928

International Debt - 6.5%

	Principal Amount (000) $	Market Value (000) $
Abbey National PLC Step Up Bond		
6.700% due 06/29/49 (þ)	150	168
AES Drax Energy, Ltd.		
Series B		
11.500% due 08/30/10	190	2
Amvescap PLC		
5.900% due 01/15/07	155	164
AXA		
8.600% due 12/15/30	130	149
British Telecommunications PLC		
8.375% due 12/15/10	110	132
8.875% due 12/15/30	375	478
Conoco Funding Co.		
6.350% due 10/15/11	445	497
Corp Nacional del Cobre de Chile - CODELCO		
6.375% due 11/30/12	120	126
Den Norske Bank ASA		
7.729% due 06/29/49	260	295
Deutsche Telekom International Finance BV		
8.750% due 06/15/30	825	953
France Telecom		
8.700% due 03/01/06	400	438
9.250% due 03/01/11	380	439
Korea Development Bank		
4.250% due 11/13/07	50	51
5.500% due 11/13/12	40	42
Kyivstar GSM Bonds		
12.750% due 11/21/05	90	91
Laidlaw, Inc.		
7.875% due 04/15/05 (Ø)	130	62
Mexico (United Mexican States)		
Series B		
6.250% due 12/31/19	400	389
Mexico Government International Bond		
8.375% due 01/14/11	100	113
8.000% due 09/24/22	700	725
8.300% due 08/15/31	160	169
Pearson PLC		
7.000% due 06/15/11	50	57
Petroleos Mexicanos		
9.500% due 09/15/27	170	190
Poland Government International Bond		
4.500% due 10/27/24	200	182
Province of Quebec		
7.500% due 07/15/23	460	561
Royal Bank of Scotland Group PLC		
7.648% due 08/31/49 (þ)	125	145
Series 1		
9.118% due 03/31/49 (þ)	650	802
Royal KPN NV		
8.000% due 10/01/10	555	650
Santander Financial Issuances		
6.800% due 07/15/05	45	48
6.375% due 02/15/11	110	112
Sappi Papier Holding AG		
6.750% due 06/15/12	195	214
Standard Chartered Bank		
8.000% due 05/30/31	175	201
Stora Enso Oyj		
7.375% due 05/15/11	185	214
TPSA Finance BV		
7.750% due 12/10/08	65	66
UPM-Kymmene Oyj		
5.625% due 12/01/14	90	93
XL Capital Europe PLC		
6.500% due 01/15/12	130	139
		9,157

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Mortgage-Backed Securities - 38.2%		
Chase Mortgage Finance Corp.		
Series 1993-N Class A9		
6.750% due 11/25/24	850	875
Series 2002-A1 Class 1A1		
6.214% due 12/25/29 (Ê)	119	125
CS First Boston Mortgage Securities Corp.		
Series 2001-AR24 Class 3A		
6.154% due 12/25/31	504	518
Series 2001-S18 Class A2		
1.770% due 08/25/31 (Ê)	297	296
Series 2002-10 Class 2A1		
7.500% due 05/25/32	256	269
Series 2002-18 Class 1AIO		
7.500% due 06/25/32	400	52
Series 2002-22 Class 1AIO		
8.000% due 07/25/32	550	76
Federal Home Loan Mortgage Corp.		
5.000%15 Year Gold TBA (ð)	495	505
5.500%15 Year Gold TBA (ð)	1,300	1,342
6.000% 15 Year Gold TBA (ð)	100	105
5.500%30 Year Gold TBA (ð)	765	777
6.500% 30 Year Gold TBA (ð)	7,960	8,258
6.000% due 2016	400	419
7.853% due 2030 (Ê)	26	27
7.500% due 2032	446	475
Series 2000-2266 Class F		
1.870% due 11/15/30 (Ê)	278	279
Federal National Mortgage Association		
5.500%15 Year TBA (ð)	2,300	2,382
6.000%15 Year TBA (ð)	7,925	8,281
6.000% 30 Year TBA (ð)	1,675	1,725
7.000% 30 Year TBA (ð)	2,775	2,916
7.500% 30 Year TBA (ð)	1,835	1,948
6.000% due 2016	324	340
3.913% due 2017 (Ê)	148	149
5.500% due 2017	1,982	2,057
6.000% due 2017	5,573	5,832
6.500% due 2032	503	524
7.000% due 2032	257	272
4.450% due 2036 (Ê)	1,505	1,545
Series 1992-10 Class ZD		
8.000% due 11/25/21	1,186	1,311
Federal National Mortgage Association Whole Loan		
Series 2002-W1 Class 2AIO		
0.641% due 04/25/42	5,523	167
Series 2002-W6 Class 2AIO		
0.411% due 06/25/42	5,190	97
FHA VA Reperforming Pass Thru Class A1		
6.500% due 01/30/43	200	211
First Nationwide Trust		
Series 2001-4 Class 3A5		
2.020% due 09/25/31 (Ê)	343	344
Government National Mortgage Association		
6.000% 30 Year TBA (ð)	725	751
Series 2000-29 Class F		
1.920% due 09/20/30 (Ê)	355	357
Government National Mortgage Association I		
6.500% 30 Year TBA (ð)	1,125	1,180
6.000% due 2029	86	90
6.500% due 2029	179	188
7.000% due 2029	177	188
6.500% due 2031	892	937
7.000% due 2031	905	961
6.500% due 2032	690	725
Government National Mortgage Association II		
5.375% due 2026 (Ê)	1,118	1,150
5.750% due 2027 (Ê)	96	99
6.000% due 2028	334	348
4.500% due 2032 (Ê)	807	824
Norwest Asset Securities Corp.		
Series 1998-14 Class A2		
6.500% due 06/25/13	16	16
Residential Asset Mortgage Products, Inc.		
Series 2002-RZ4 Class AIO		
5.750% due 04/25/05	1,250	91
Salomon Brothers Mortgage Securities VII		
Series 1999-NC4 Class A		
1.820% due 09/25/29 (Ê)	94	94
Sequoia Mortgage Trust		
Series 2001-5 Class A		
1.770% due 10/19/26 (Ê)	438	436
Vendee Mortgage Trust		
Series 2002-1 Class 2IO		
0.250% due 08/15/31	10,905	128
Wells Fargo Mortgage Backed Securities Trust		
Series 2001-34 Class 3A		
6.083% due 01/25/32 (Ê)	510	514
		53,576
Municipal Bonds - 0.4%		
Clark County Nevada General Obligation Limited, weekly demand		
5.000% due 06/01/32 (µ)	600	607
Non-US Bonds - 4.1%		
Deutsche Bundesrepublik		
5.250% due 07/04/10	EUR 5,000	5,678
Mexico Government International Bond Value Recovery Rights		
Series B		
0.000% due 06/30/04 (Æ)(Ê)	MXN 1,100	4
		5,682

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
United States Government Agencies - 4.0%		
Federal Home Loan Mortgage Corp.		
3.250% due 01/15/04	500	510
6.625% due 09/15/09	530	622
6.875% due 09/15/10	845	1,008
6.750% due 03/15/31	405	484
Federal National Mortgage Association		
5.000% due 01/20/07	280	291
6.250% due 03/22/12	425	459
6.250% due 05/15/29	255	284
Financing Corp. Principal STRIP		
0.000% due 05/11/18	480	206
0.000% due 12/06/18	520	214
0.000% due 12/27/18	1,775	729
0.000% due 04/05/19	420	169
0.000% due 09/26/19	290	113
Series 15P		
0.000% due 03/07/19	240	97
Residual Funding Principal STRIP		
0.000% due 10/15/20	600	226
United States Treasury Principal STRIP		
0.000% due 05/15/17	400	197
		5,609
United States Government Treasuries - 6.9%		
United States Treasury Inflation Indexed Bonds		
3.375% due 01/15/07 (§)	114	124
3.875% due 01/15/09	221	246
3.375% due 01/15/12	102	112
3.000% due 07/15/12	100	106
3.625% due 04/15/28	336	393
3.875% due 04/15/29	1,103	1,348
United States Treasury Note		
7.875% due 11/15/04	650	726
4.625% due 05/15/06	2,515	2,711
6.000% due 08/15/09	290	337
5.000% due 02/15/11	465	511
7.250% due 05/15/16	200	256
7.500% due 11/15/16	1,400	1,831
8.750% due 05/15/17	300	434
6.000% due 02/15/26	130	149
5.500% due 08/15/28	300	324
United States Treasury Principal STRIP		
0.000% due 05/15/17	250	123
		9,731
Total Long-Term Investments (cost $107,605)		110,801

	Number of Shares	Market Value (000) $
Preferred Stocks - 0.3%		
California Federal Preferred Capital (Æ)	8,250	215
Centaur Funding Corp.	265,000	262
Total Preferred Stocks (cost $470)		477

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 48.0%		
American General Finance Corp. Series MTNE		
6.170% due 05/06/03	400	406
ANZ Delaware, Inc.		
1.310% due 03/06/03 (ÿ)	2,700	2,691
Associates Corp. Of North America		
1.860% due 05/08/03 (Ê)	700	701
BP America, Inc.		
1.320% due 03/05/03	2,600	2,592
British Telecommunications PLC		
2.705% due 12/15/03 (Ê)	900	906
Bundesschatzanweisungen		
4.250% due 03/14/03	EUR 1,488	1,566
CBA Delaware Finance, Inc.		
1.310% due 02/18/03 (ç)(ÿ)	1,500	1,497
DaimlerChrysler NA Holding Corp. Series MTNC		
1.650% due 08/21/03 (Ê)	1,500	1,497
Danske Corp. Commercial Paper		
1.325% due 02/27/03 (ç)(ÿ)	1,000	998
Federal Home Loan Mortgage Corp. Discount Note		
1.280% due 04/09/03 (ç)(ÿ)	2,300	2,291
Federal National Mortgage Association Discount Note		
1.257% due 02/12/03 (ç)(ÿ)(§)	40	40
Ford Motor Credit Co.		
1.920% due 06/23/03 (Ê)	250	249
1.684% due 11/24/03 (Ê)	1,000	976
Frank Russell Investment Company Money Market Fund (Ç)	42,740	42,740
French Treasury Note		
5.000% due 01/12/03 (ç)	EUR 1,488	1,562
General Motors Acceptance Corp.		
1.920% due 11/07/03 (Ê)	600	592
Hbos Treasury Services PLC		
1.350% due 03/05/03 (Ê)	1,000	997
Household Finance Corp.		
6.125% due 02/27/03 (ç)	1,000	1,004
Italy Buoni Poliennali Del Tesoro		
4.500% due 01/15/03 (ç)	EUR 1,488	1,562

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Lloyds Bank PLC		
1.300% due 03/11/03	1,600	1,595
Niagara Mohawk Power Corp.		
6.875% due 04/01/03	75	76
Philip Morris Cos., Inc.		
7.250% due 01/15/03 (ç)	500	501
United States Treasury Bill		
1.615% due 01/16/03 (ç)(ý)(š)	50	50
1.620% due 01/23/03 (ç)(ý)(š)	25	25
1.470% due 01/30/03 (ç)(ý)(š)	25	25
1.206% due 02/13/03 (ç)(ý)(š)	65	65
1.209% due 02/13/03 (ç)(ý)(š)	25	25
1.154% due 02/20/03 (ç)(ý)	25	25
Total Short-Term Investments (cost $66,767)		67,254
Total Investments - 127.3% (identified cost $174,842)		178,532
Other Assets and Liabilities, Net - (27.3%)		(38,252)
Net Assets - 100.0%		140,280

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
Euribor Futures expiration date 03/03 (160)	2	(1)
Eurodollar Futures expiration date 06/03 (5)	1,233	25
Eurodollar Futures expiration date 09/03 (18)	4,431	159
United States Agency Notes 10 Year Futures expiration date 03/03 (11)	1,226	37
United States Treasury Bonds expiration date 03/03 (20)	2,254	95
United States Treasury Notes 2 Year Futures expiration date 03/03 (6)	1,291	15
United States Treasury Notes 10 Year Futures expiration date 03/03 (37)	4,257	64
Short Positions		
Euribor Futures (UK) expiration date 03/03 (153)	3	44
Euribor Futures (UK) expiration date 06/03 (4)	—	2
Euribor Futures (Luxembourg) expiration date 12/03 (4)	1	3
United States Treasury Bonds expiration date 03/03 (7)	789	(26)
United States Treasury 5 Year Notes expiration date 03/03 (46)	5,210	(106)
United States Treasury 10 Year Notes expiration date 03/03 (18)	2,071	(64)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		247

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

Options Written

(Number of Contracts)	Notional Amount (000) $	Market Value (000) $
Eurodollar Futures		
Jun 2003 98.75 Call (19)	48	(6)
Jun 2003 97.50 Put (9)	23	—
Jun 2003 98.00 Put (4)	10	(1)
Interest Rate Swap		
May 2003 3.25 Call (1)	300	(4)
May 2003 3.25 Call (1)	300	(3)
May 2003 3.25 Call (2)	1,200	(14)
Jun 2003 4.00 Call (1)	900	(12)
Three Month LIBOR Swap		
Dec 2003 3.50 Call (1)	300	(5)
Dec 2003 3.50 Call (2)	1,700	(28)
Aug 2003 4.00 Call (1)	900	(13)
Jul 2003 4.00 Call (2)	1,800	(26)
United States Treasury Notes 10 Year Futures		
Feb 2003 117.00 Call (5)	5	(3)
Total Liability for Options Written (premiums received $80)		(115)

Forward Foreign Currency Exchange Contracts

Amount Sold (000)		Amount Bought (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000) $
USD	38	EUR	38	02/10/03	2
EUR	110	USD	110	02/10/03	(5)
					(3)

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

Index Swaps

Underlying Security	Counter Party	Notional Amount (000) $	Fund Pays Floating Rate	Termination Date	Unrealized Appreciation (Depreciation) (000) $
Bear Stearns High Yield Index	Bear Stearns	940	1 Month USD LIBOR-BBA plus 2.25%	12/31/02	6
Bear Stearns High Yield Index	Bear Stearns	390	1 Month USD LIBOR-BBA plus 0.50%	01/01/03	3
Bear Stearns High Yield Index	Bear Stearns	370	1 Month USD LIBOR-BBA plus 2.07%	02/01/03	3
Bear Stearns High Yield Index	Bear Stearns	350	1 Month USD LIBOR-BBA plus 0.35%	04/30/03	3
Bear Stearns High Yield Index	Bear Stearns	870	1 Month USD LIBOR-BBA plus 0.58%	08/31/03	7
Bear Stearns High Yield Index	Bear Stearns	600	1 Month USD LIBOR-BBA plus 1.85%	10/31/03	4
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	860	1 Month USD LIBOR-BBA minus 0.35%	01/21/03	24
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	720	1 Month USD LIBOR-BBA minus 0.35%	04/30/03	20
Lehman Brothers High Yield Index	Lehman Brothers	260	1 Month USD LIBOR-BBA plus 0.65%	06/30/03	3
Lehman Brothers High Yield Index	Lehman Brothers	380	1 Month USD LIBOR-BBA plus 0.75%	08/31/03	5
					78

Interest Rate Swaps

Notional Amount (000)		Fund Receives	Fund Pays	Termination Date	Market Value (000) $
USD	2,100	Three Month LIBOR	5.00%	06/18/13	(88)
USD	100	Three Month LIBOR	6.00%	06/18/23	(7)
Total Market Value of Interest Rate Swaps premiums paid (received) - ($33)					(95)

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To generate a high level of total return through above-average current income, while maintaining the potential for capital appreciation.

Invests in: Primarily the equity securities of US real estate investment trusts and real estate operating companies.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of three managers with distinct approaches to investing in real estate equity securities.



Growth of a $10,000 Investment
Real Estate Fund
NAREIT Equity REIT **
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
Inception*
1999
2000
2001
2002
Yearly periods ended December 31

Real Estate Securities Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,380	3.80%
Inception*	$ 13,209	7.85%§

NAREIT Equity REIT Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,381	3.81%
Inception*	$ 13,678	8.92%§

Performance Review

For the year ended December 31, 2002, the Real Estate Securities Fund returned 3.80%, compared to its benchmark, the NAREIT Equity REIT Index, which gained 3.81%.

Market and Portfolio Highlights

The twelve months ended December 31, 2002 provided a challenging environment for active management due to the wide dispersion of returns by property sector over the year. Managers that track closely to the benchmark sector weights were less challenged than those that explicitly emphasize property sector selection in the portfolio construction process.

REITs, as well as small cap and value stocks, performed well at the beginning of 2002. High dividend yield and the perceived defensive orientation of the asset class continued to attract investors. Additionally the relative ease in understanding REIT company earnings was an attractive feature in an environment marred by perceptions of corporate misdeeds. The best performing sectors during the period were lodging/resorts, diversified, and shopping centers.

Strong returns continued through the end of June, with second quarter returns driven by the regional malls, shopping centers and industrial sectors. Although real estate typically lags other sectors of the economy, it seemed to benefit as the economy appeared to enter the early stages of a recovery phase.

By the third quarter, broad-based selling pressure contributed to a reversal in REIT performance. While there were modest net inflows to dedicated REIT mutual funds during the quarter, this was more than offset by redemptions from small cap stock mutual funds that hold REITs within their portfolios. Many of these funds were forced to liquidate their best performing stocks to meet redemptions. Concerns over earnings continued to weigh on office, apartment, and hotel companies.

Real Estate Securities Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Performance was relatively flat in the fourth quarter as funds flows stabilized. The strongest performing sectors were specialty and shopping centers.

For the full year, the retail and industrial sectors were strong performers, driven in large part by resilient consumer spending. Regional malls, in particular, were viewed as a safe haven as investors remained confident in market fundamentals and earnings prospects. The office, apartments, and lodging/resorts sectors posted negative returns for the year. These sectors suffered from weak job growth, which translated into weaker than expected demand and earnings growth. Apartment companies also suffered from strong single-family home demand resulting from historically low mortgage interest rates.

The REIT market generally favored market-oriented styles. This was the dominant style in the Fund and contributed to positive performance results. Market-oriented manager RREEF substantially outperformed the benchmark, adding value from both sector selection including overweight positions in the regional malls and industrial sectors and stock selection. RREEF was also underweight in the lodging sector at times during the period when this sector performed poorly. Value manager AEW slightly underperformed the benchmark. Positive stock selection was offset by poor sector selection, including slight overweight positions in the apartments and office sectors which struggled over the year due to concerns for earnings in the midst of a slow economy. Growth manager Security Capital underperformed the benchmark, primarily due to an overweight position in the apartments sector. Security Capital also suffered from an overweight in the lodging sector during this sector's underperformance. Fund management monitored Security Capital following GE Capital's acquisition of this firm in May 2002. A lower target weight was adopted for this manager to reflect these concerns.

The Fund's underweight position in three of the largest companies in the benchmark (Equity Office Properties Trust, Equity Residential Properties Trust and Plum Creek Timber Company) helped performance as all three companies underperformed the benchmark. The replacement of Cohen & Steers with RREEF was deemed a success, based on RREEF's strong performance since they were hired in March 2002. RREEF is a core manager that has demonstrated consistent performance in both up and down markets due to effective sector and stock selection. RREEF completed the repositioning of the Cohen & Steers portfolio in early April, which resulted in a significant reduction in office company exposure and increase to retail sector companies. Both changes helped performance for the balance of the year.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Simon Property Group, Inc.	6.0%
General Growth Properties, Inc.	4.7
Archstone-Smith Trust	4.6
Boston Properties, Inc.	4.1
Prologis	3.9
Equity Residential	3.8
AvalonBay Communities, Inc.	3.3
Apartment Investment & Management Co. Class A	3.2
Starwood Hotels & Resorts Worldwide, Inc.	3.0
Vornado Realty Trust	2.8

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	19.8x
Portfolio Price/Book Ratio	1.65x
Market Capitalization - $-Weighted Average	3.03 Bil
Number of Holdings	60

Money Managers	Styles
AEW Capital Management, LP	Value
RREEF America, LLC	Market-Oriented
Security Capital Research & Management, Inc.	Growth

* Real Estate Securities Fund assumes initial investment on April 30, 1999. NAREIT Index comparison for the initial investment began May 1, 1999.

** National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Real Estate Securities Fund

Statement of Net Assets—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Common Stocks - 95.0%		
Apartment - 23.4%		
Apartment Investment & Management Co. Class A (ö)	135,000	5,060
Archstone-Smith Trust (ö)	315,317	7,423
AvalonBay Communities, Inc. (ö)	137,000	5,362
BRE Properties Class A (ö)	97,300	3,036
Camden Property Trust (ö)	63,753	2,104
Chateau Communities, Inc. (ö)	28,500	656
Equity Residential (ö)	248,600	6,111
Essex Property Trust, Inc. (ö)	53,700	2,731
Gables Residential Trust (ö)	10,700	267
Summit Properties, Inc. (ö)	44,000	783
Sun Communities, Inc. (ö)	21,500	786
Town & Country Trust (The) (ö)	500	11
United Dominion Realty Trust, Inc. (ö)	193,100	3,159
		37,489
Health Care - 0.7%		
Healthcare Realty Trust, Inc. (ö)	18,000	527
Senior Housing Properties Trust (ö)	55,400	588
		1,115
Hotels/Leisure - 6.6%		
Fairmont Hotels & Resorts, Inc.	74,800	1,762
Hilton Hotels Corp.	107,200	1,363
Hospitality Properties Trust (ö)	26,000	915
Host Marriott Corp. (ö)	131,600	1,165
Meristar Hospitality Corp. (ö)	23,000	152
RFS Hotel Investors, Inc. (ö)	30,500	331
Starwood Hotels & Resorts Worldwide, Inc.	204,132	4,846
		10,534
Office/Industrial - 33.0%		
AMB Property Corp. (ö)	156,400	4,279
Arden Realty, Inc. (ö)	119,000	2,636
Boston Properties, Inc. (ö)	178,700	6,587
Brookfield Properties Co.	122,400	2,472
CarrAmerica Realty Corp. (ö)	119,600	2,996
Catellus Development Corp. (Æ)	98,000	1,945
Centerpoint Properties Corp. (ö)	19,500	1,114
Corporate Office Properties Trust (ö)	100,360	1,408
Crescent Real Estate Equities Co. (ö)	31,500	524
Duke Realty Corp. (ö)	30,000	764
Equity Office Properties Trust (ö)	121,300	3,030
First Industrial Realty Trust, Inc. (ö)	44,500	1,246
Highwoods Properties, Inc. (ö)	30,000	663
Home Properties of NY, Inc. (ö)	8,500	293
Kilroy Realty Corp. (ö)	45,000	1,037
Liberty Property Trust (ö)	97,700	3,121
Mack-Cali Realty Corp. (ö)	147,900	4,481
Plum Creek Timber Co., Inc.	25,000	590
Prentiss Properties Trust (ö)	52,400	1,482
Prologis (ö)	250,500	6,300
PS Business Parks, Inc. (ö)	18,300	582
Reckson Associates Realty Corp. (ö)	76,700	1,615
SL Green Realty Corp. (ö)	97,100	3,068
Trizec Properties, Inc. (ö)	67,700	636
		52,869
Outlet Centers - 2.4%		
Chelsea Property Group, Inc. (ö)	115,300	3,841
Regional Malls - 16.8%		
General Growth Properties, Inc. (ö)	146,000	7,591
Macerich Co. (The) (ö)	76,900	2,365
Rouse Co. (The) (ö)	134,400	4,260
Simon Property Group, Inc. (ö)	283,200	9,648
Taubman Centers, Inc. (ö)	193,800	3,145
		27,009
Self Storage - 2.1%		
Public Storage, Inc. (ö)	95,600	3,089
Shurgard Storage Centers, Inc. Class A (ö)	7,000	219
		3,308
Shopping Center - 10.0%		
Developers Diversified Realty Corp. (ö)	120,700	2,654
Federal Realty Invs Trust (ö)	78,100	2,196
Kimco Realty Corp. (ö)	72,600	2,224
Pan Pacific Retail Properties, Inc. (ö)	94,600	3,456
Regency Centers Corp. (ö)	21,000	680
Urstadt Biddle Properties, Inc. Class A (ö)	23,200	257
Vornado Realty Trust (ö)	122,800	4,568
		16,035
Total Common Stocks (cost $147,024)		152,200
	Principal Amount (000) $	
Short-Term Investments - 5.2%		
Frank Russell Investment Company Money Market Fund (Ç)	8,334	8,334
Total Short-Term Investments (cost $8,334)		8,334
Total Investments - 100.2% (identified cost $155,358)		160,534
Other Assets and Liabilities, Net - (0.2%)		(358)
Net Assets - 100.0%		160,176

See accompanying notes which are an integral part of the financial statements.

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Statement of Assets and Liabilities—December 31, 2002

Amounts in thousands *(except per share amounts)*

		Multi-Style Equity Fund
Assets		
Investments, at identified cost	$	215,631
Investments, at market***		206,921
Foreign currency holdings*		—
Unrealized appreciation on forward foreign currency exchange contracts		—
Unrealized appreciation on foreign currency exchange spot contracts		—
Receivables:		
Dividends and interest		271
Investments sold (regular settlement)		2,054
Investments sold (delayed settlement)		—
Fund shares sold		44
Foreign taxes recoverable		—
Daily variation margin on futures contracts		38
Investment of securities lending collateral in money market funds, at cost and market value		874
Unrealized appreciation on index swap contracts		—
Total assets		210,202
Liabilities		
Payables:		
Investments purchased (regular settlement)		2,334
Investments purchased (delayed settlement)		—
Fund shares redeemed		6
Accrued fees to affiliates		138
Other accrued expenses		56
Daily variation margin on futures contracts		—
Unrealized depreciation on forward foreign currency exchange contracts		—
Unrealized depreciation on foreign currency exchange spot contracts		—
Options written, at market value**		—
Payable upon return of securities loaned		874
Interest rate swap contracts, at market value****		—
Total liabilities		3,408
Net Assets	$	206,794
Net Assets Consist of:		
Undistributed net investment income	$	415
Accumulated net realized gain (loss)		(115,899)
Unrealized appreciation (depreciation) on:		
Investments		(8,710)
Futures contracts		(283)
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Shares of beneficial interest		229
Additional paid-in capital		331,042
Net Assets	$	206,794
Net Asset Value, offering and redemption price per share:		
Net asset value per share*****	$	9.04
Net assets	$	206,794,035
Shares outstanding ($.01 par value)		22,884,262

* Foreign currency holdings - cost	$	—
** Premiums received on options written	$	—
*** Securities on loan included in investments	$	819
**** Interest rate swap contracts - premiums paid (received)	$	—

*****Net asset value per share equals net assets divided by shares of beneficial interest outstanding.

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 101,316	$ 155,540	$ 174,842	$ 155,358
98,086	137,690	178,532	160,534
—	1,228	68	—
—	299	2	—
—	3	—	—
119	204	1,410	1,107
227	2,010	10	566
—	—	10,853	—
11	27	206	45
—	145	—	—
6	39	12	—
3,112	—	—	—
—	—	78	—
101,561	141,645	191,171	162,252
523	2,963	532	1,880
—	—	50,010	—
8	2	7	43
80	91	77	117
44	81	33	36
—	—	17	—
—	66	5	—
—	1	—	—
—	601	115	—
3,112	—	—	—
—	—	95	—
3,767	3,805	50,891	2,076
$ 97,794	$ 137,840	$ 140,280	$ 160,176
$ —	$ (300)	$ (173)	$ (66)
(23,968)	(59,993)	469	(2,429)
(3,230)	(17,850)	3,690	5,176
(162)	(414)	247	—
—	(18)	(35)	—
—	—	78	—
—	—	(62)	—
—	278	(361)	—
106	191	135	152
125,048	215,946	136,292	157,343
$ 97,794	$ 137,840	$ 140,280	$ 160,176
$ 9.26	$ 7.20	$ 10.43	$ 10.51
$ 97,793,748	$ 137,839,738	$ 140,280,000	$ 160,175,590
10,555,924	19,131,582	13,454,455	15,244,224
$ —	$ 1,201	$ 66	$ —
$ —	$ 583	$ 80	$ —
$ 2,990	$ —	$ —	$ —
$ —	$ —	$ (33)	$ —

See accompanying notes which are an integral part of the financial statements.

Statement of Operations—For the Year Ended December 31, 2002

Amounts in thousands

	Multi-Style Equity Fund
Investment Income	
Dividends	$ 3,232
Dividends from Money Market Fund	219
Interest	27
Securities lending income	6
Less foreign taxes withheld	—
Total investment income	3,484
Expenses	
Management fees	1,774
Custodian fees	345
Transfer agent fees	12
Professional fees	31
Trustees' fees	21
Miscellaneous	67
Expenses before reductions	2,250
Expense reductions	(153)
Net expenses	2,097
Net investment income (loss)	1,387
Net Realized and Unrealized Gain (Loss)	
Net realized gain (loss) on:	
Investments	(36,911)
Futures contracts	(2,657)
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net realized gain (loss)	(39,568)
Net change in unrealized appreciation (depreciation) on:	
Investments	(22,328)
Futures contracts	(498)
Options written	—
Index swap contracts	—
Interest rate swap contracts	—
Foreign currency-related transactions	—
Net change in unrealized appreciation (depreciation)	(22,826)
Net realized and unrealized gain (loss)	(62,394)
Net Increase (Decrease) in Net Assets from Operations	$ (61,007)

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 1,025	$ 3,216	$ 45	$ 8,316
105	169	566	157
15	37	4,629	—
3	—	—	—
—	(326)	—	—
1,148	3,096	5,240	8,473
1,011	1,419	720	1,198
332	694	180	125
10	9	9	9
23	31	19	22
17	17	17	17
53	41	30	23
1,446	2,211	975	1,394
(113)	(266)	(5)	—
1,333	1,945	970	1,394
(185)	1,151	4,270	7,079
(6,741)	(17,031)	3,969	1,709
(1,192)	(3,181)	556	—
—	(85)	394	—
—	—	49	—
—	—	(129)	—
—	1,410	(744)	—
(7,933)	(18,887)	4,095	1,709
(14,157)	(5,143)	2,540	(5,630)
(365)	(635)	292	—
—	(18)	(313)	—
—	—	78	—
—	—	(62)	—
—	440	(288)	—
(14,522)	(5,356)	2,247	(5,630)
(22,455)	(24,243)	6,342	(3,921)
$ (22,640)	$ (23,092)	$ 10,612	$ 3,158

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets—For the Years Ended December 31,

Amounts in thousands

	Multi-Style Equity Fund 2002	2001
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ 1,387	$ 1,391
Net realized gain (loss)	(39,568)	(36,118)
Net change in unrealized appreciation (depreciation)	(22,826)	(3,402)
Net increase (decrease) in net assets from operations	(61,007)	(38,129)
Distributions		
From net investment income	(1,354)	(1,122)
From net realized gain	—	(4,575)
Tax return of capital	—	—
Net decrease in net assets from distributions	(1,354)	(5,697)
Share Transactions		
Net increase (decrease) in net assets from share transactions	17,425	32,892
Total Net Increase (Decrease) in Net Assets	(44,936)	(10,934)
Net Assets		
Beginning of period	251,730	262,664
End of period	$ 206,794	$ 251,730
Undistributed net investment income included in net assets	$ 415	$ 382

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets—For the Years Ended December 31,

Amounts in thousands

Aggressive Equity Fund		Non-U.S. Fund		Core Bond Fund		Real Estate Securities Fund	
2002	2001	2002	2001	2002	2001	2002	2001
$ (185)	$ 14	$ 1,151	$ 1,033	$ 4,270	$ 5,226	$ 7,079	$ 5,213
(7,933)	(7,355)	(18,887)	(26,432)	4,095	1,212	1,709	402
(14,522)	4,947	(5,356)	(15,940)	2,247	474	(5,630)	1,610
(22,640)	(2,394)	(23,092)	(41,339)	10,612	6,912	3,158	7,225
—	(14)	(2,455)	(660)	(3,487)	(5,842)	(7,692)	(5,096)
—	—	—	—	(3,690)	(680)	(871)	(1,815)
—	(100)	—	(278)	—	—	—	—
—	(114)	(2,455)	(938)	(7,177)	(6,522)	(8,563)	(6,911)
8,741	7,536	8,893	11,127	26,874	21,067	53,599	22,955
(13,899)	5,028	(16,654)	(31,150)	30,309	21,457	48,194	23,269
111,693	106,665	154,494	185,644	109,971	88,514	111,982	88,713
$ 97,794	$ 111,693	$ 137,840	$ 154,494	$ 140,280	$ 109,971	$ 160,176	$ 111,982
$ —	$ —	$ (300)	$ (445)	$ (173)	$ 388	$ (66)	$ 404

See accompanying notes which are an integral part of the financial statements.

Financial Highlights—For the Years Ended December 31,

For a Share Outstanding Throughout each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)	$ Net Realized and Unrealized Gain (Loss)	$ Total Income From Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund							
2002	11.84	.06	(2.80)	(2.74)	(.06)	—	—
2001	14.13	.07	(2.06)	(1.99)	(.06)	(.24)	—
2000	16.79	.08	(2.10)	(2.02)	(.08)	(.56)	—
1999	16.02	.12	2.41	2.53	(.12)	(1.64)	—
1998	12.78	.10	3.49	3.59	(.08)	(.27)	—
Aggressive Equity Fund							
2002	11.44	(.02)	(2.16)	(2.18)	—	—	—
2001	11.73	— (d)	(.28)	(.28)	— (d)	—	(.01)
2000	13.36	.04	(.16)	(.12)	(.05)	(1.46)	—
1999	12.70	.05	.71	.76	(.04)	(.06)	—
1998	13.45	.02	.13	.15	(.02)	(.88)	—
Non-U.S. Fund							
2002	8.64	.06	(1.37)	(1.31)	(.13)	—	—
2001	11.15	.06	(2.52)	(2.46)	(.04)	—	(.01)
2000	14.19	.10	(2.11)	(2.01)	—	(1.00)	(.03)
1999	11.09	.10	3.53	3.63	(.23)	(.30)	—
1998	10.03	.08	1.21	1.29	(.18)	(.05)	—
Core Bond Fund							
2002	10.13	.36	.52	.88	(.30)	(.28)	—
2001	10.07	.54	.18	.72	(.60)	(.06)	—
2000	9.64	.61	.33	.94	(.51)	—	—
1999	10.68	.59	(.65)	(.06)	(.61)	(.16)	(.21)
1998	10.45	.56	.19	.75	(.47)	(.05)	—
Real Estate Securities Fund							
2002	10.75	.54	(.13)	.41	(.57)	(.08)	—
2001	10.67	.57	.24	.81	(.55)	(.18)	—
2000	8.81	.54	1.81	2.35	(.49)	—	—
1999 (1)	10.00	.35	(1.08)	(.73)	(.34)	—	(.12)

See accompanying notes which are an integral part of the financial statements.

$ Total Distributions	$ Net Asset Value, End of Period	% Total Return (b)	$ Net Assets, End of Period (000)	% Ratio of Expenses to Average Net Assets, Net (c)	% Ratio of Expenses to Average Net Assets, Gross (c)	% Ratio of Net Investment Income to Average Net Assets (c)	% Portfolio Turnover Rate
(.06)	9.04	(23.19)	206,794	.92	.99	.61	145.90
(.30)	11.84	(14.21)	251,730	.92	.99	.57	131.67
(.64)	14.13	(12.26)	262,664	.92	.93	.51	161.09
(1.76)	16.79	17.17	285,877	.92	.96	.74	67.67
(.35)	16.02	28.71	73,998	.92	1.21	.70	78.89
—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38
(1.51)	11.73	(.66)	106,665	1.25	1.28	.27	203.48
(.10)	13.36	6.08	99,150	1.25	1.34	.37	111.46
(.90)	12.70	1.02	24,607	1.25	1.67	.19	79.88
(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79
(1.03)	11.15	(14.43)	185,644	1.30	1.37	.78	86.06
(.53)	14.19	33.36	195,519	1.30	1.50	.80	83.45
(.23)	11.09	12.96	21,420	1.30	2.37	.77	50.36
(.58)	10.43	8.84	140,280	.80	.80	3.52	207.60
(.66)	10.13	7.41	109,971	.80	.88	5.25	205.62
(.51)	10.07	10.00	88,514	.80	.84	6.20	171.48
(.98)	9.64	(.61)	83,620	.80	.86	5.77	139.06
(.52)	10.68	7.38	32,305	.80	1.28	5.34	75.95
(.65)	10.51	3.80	160,175	.99	.99	5.01	55.43
(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13
(.49)	10.67	27.24	88,713	1.08	1.08	5.58	45.79
(.46)	8.81	(7.26)	55,318	1.15	1.15	5.84	23.98

See accompanying notes which are an integral part of the financial statements.

Footnotes to Financial Highlights—December 31, 2002

(1) For the period April 30, 1999 (commencement of operations) to December 31, 1999.
(a) Average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.
(d) Less than $.01 per share for the period.

See accompanying notes which are an integral part of the financial statements.

Russell Insurance Funds

Notes to Statement of Net Assets—December 31, 2002

Footnotes:

(Æ) Nonincome-producing security.
(ö) Real Estate Investment Trust (REIT).
(š) Held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(ý) Rate noted is yield-to-maturity from date of acquisition.
(ç) At amortized cost, which approximates market.
(Ê) Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(ð) Forward commitment.
(þ) Perpetual floating rate security.
(µ) Bond is insured by a guarantor.
(Ÿ) This security has been valued by the Security Valuation Committee, delegated by the Board of Trustees. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized.
(æ) Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(Ø) In default.
(†) The cost for federal income tax purposes is the same as shown above.
(Ç) At net asset value.

Abbreviations:

ADR - American Depositary Receipt
GDR - Global Depositary Receipt
ADS - American Depositary Share
CMO - Collateralized Mortgage Obligation
CVO - Contingent Value Obligation
144A - Represents private placement security for qualified buyers according to rule 144A of the Securities Act of 1933.
GDS - Global Depositary Share
LIBOR - London Interbank Offered Rate
PIK - Payment in Kind
FDIC - Federal Deposit Insurance Company
REMIC - Real Estate Mortgage Investment Conduit
STRIP - Separate Trading of Registered Interest and Principal of Securities
TBA - To Be Announced Security

Foreign Currency Abbreviations:

ARS - Argentine peso
AUD - Australian dollar
BRL - Brazilian real
CAD - Canadian dollar
CHF - Swiss franc
CLP - Chilean peso
CNY - Chinese renminbi yuan
COP - Columbian peso
CRC - Costa Rica colon
CZK - Czech koruna
DKK - Danish krone
EGP - Egyptian pound
EUR - Euro
GBP - British pound sterling
HKD - Hong Kong dollar
HUF - Hungarian forint
IDR - Indonesian rupiah
ILS - Israeli shekel
INR - Indian rupee
ITL - Italian lira
JPY - Japanese yen
KES - Kenyan schilling
KRW - South Korean won
MXN - Mexican peso
MYR - Malaysian kinggit
PEN - Peruvian nouveau sol
PHP - Philippine peso
PLN - Polish zloty
RUB - Russian ruble
SEK - Swedish krona
SGD - Singapore dollar
SKK - Slovakian koruna
THB - Thai baht
TRL - Turkish lira
USD - United States dollar
VEB - Venezuelan bolivar
VND - Vietnam dong
ZAR - South African rand

Russell Insurance Funds

Notes to Financial Statements—December 31, 2002

1. Organization

Russell Insurance Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

2. Significant Accounting Policies

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require the use of management estimates. The following is a summary of the significant accounting policies consistently followed by the Funds in the preparation of these financial statements.

Security valuation

United States equity securities listed and traded principally on any national securities exchange or over-the-counter are valued on the basis of the last sale price or, lacking any sale, at the closing bid price, on the primary exchange on which the security is traded. Fixed-income securities and options are valued on the basis of the closing bid price. Futures contracts are valued on the basis of the last sale price. Many fixed-income securities do not trade each day and, thus, last sale or bid prices are frequently not available. Fixed income securities, therefore, may be valued using prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities. The value of swap agreements are equal to the Funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

International equity and fixed-income securities traded on a national securities exchange are valued on the basis of the last sale price. International securities traded over the counter are valued on the basis of the mean of bid prices. In the absence of a last sale or mean bid price, respectively, such securities may be valued on the basis of prices provided by a pricing service if those prices are believed to reflect the fair market value of such securities.

Long-term investments purchased by the Funds and maturing within 60 days of the valuation date and short-term investments are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

The Funds may value certain securities for which market quotations are not readily available at "fair value," as determined in good faith pursuant to procedures established by the Board of Trustees.

Investment transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular fund.

Investment income

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal income taxes

As a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and distributions to shareholders

For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

Notes to Financial Statements, continued—December 31, 2002

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and by recording gains and losses from securities transactions on the basis of specific identified cost incurred by each money manager for financial reporting purposes and on the basis of specific identified cost incurred by each Fund for tax purposes.

Expenses

The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed are allocated among all Funds principally based on their relative net assets.

Foreign currency translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year-end, as a result of changes in the exchange rates.

The Non-U.S. Fund does not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Non-U.S. Fund does isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization, hedging, and return enhancement. Cash equitization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign currency exchange contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. Fund may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2002 are presented on the Statement of Net Assets for the Non-U.S. Fund.

Forward commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days)(i.e., a "forward commitment," "delayed settlement" or "when issued" transaction, e.g., to be announced ("TBA")) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Options

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. These Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

If an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Futures Contracts

The Funds utilize futures to equitize liquidity reserve balances. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market. Changes in the initial settlement values of futures contracts are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Investment in international markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Swap Agreements

The Funds may enter into swap agreements as an additional equitization vehicle for uninvested cash balances held by the Funds or to effect investment transactions consistent with this Fund's investment objectives and strategies. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amount" (i.e. a specified dollar amount that is hypothetically invested in a "basket" of securities representing a particular index).

3. Investment Transactions

Securities

During year ended December 31, 2002, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Multi-Style Equity	$ 327,558,841	$ 309,016,722
Aggressive Equity	148,212,638	139,692,814
Non-U.S.	91,863,726	83,297,222
Core Bond	125,666,950	132,587,048
Real Estate Securities	126,870,535	73,933,269

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Core Bond	$ 109,706,212	$ 102,914,177

Written Options Contracts

Fund transactions in written options for the year ended December 31, 2002 were as follows:

	Non-U.S. Fund		Core Bond Fund	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Outstanding December 31, 2001	—	$ —	511	$ 325
Opened	151	3,594	232	198
Closed	(121)	(3,011)	(62)	(54)
Expired	—	—	(633)	(389)
Outstanding December 31, 2002	30	$ 583	48	$ 80

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33 1/3% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the securities lending agent in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and the securities lending agent and is recorded as income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2002, the value of outstanding securities on loan and the value of collateral amounted to as follows:

	Value of Securities on Loan	Value of Collateral
Multi-Style Equity	$ 819,008	$ 874,220
Aggressive Equity	2,989,746	3,111,691

As of December 31, 2002, the cash collateral received for the securities on loan are invested as follows:

	Deutsche Bank IDA Fund (1)
Multi-Style Equity	$ 877,482
Aggressive Equity	3,123,303

(1) The Deutsche Bank IDA Fund investment balance includes pending items that account for the difference between the total amount invested and the total cash collateral amount.

Notes to Financial Statements, continued—December 31, 2002

4. Related Parties

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives) in the Frank Russell Investment Company Money Market Fund. As of December 31, 2002, $80,354,000 of the Money Market Fund's net assets represents investments by the Funds.

For the year ended December 31, 2002, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $6,121,439 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

Prior to April 8, 2002, FRIMCo reduced its management fees for each Fund by management fees incurred on assets invested in the Frank Russell Investment Company Money Market Fund thereby eliminating any duplication of fees.

	Annual Rate		Annual Rate
Multi-Style Equity	0.78%	Core Bond	0.60%
Aggressive Equity	0.95	Real Estate Securities	0.85
Non-U.S.	0.95		

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the year ended December 31, 2002.

The expense caps and waivers as of December 31, 2002 were as follows:

	Expense Cap	Advisory Fees Waived
Multi-Style Equity	0.92%	$ 152,437
Aggressive Equity	1.25	112,476
Non-U.S.	1.30	265,864
Core Bond	0.80	2,766
Real Estate Securities	1.15	—

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the year ended December 31, 2002 the Funds' custodian fees were reduced by the following amounts under these arrangements:

	Amount Paid
Multi-Style Equity	$ 207
Aggressive Equity	176
Non-U.S.	493
Core Bond	1,968
Real Estate Securities	121

Transfer agent

The Funds have a contract with FRIMCo to provide transfer agent services to the Investment Company. Total fees for the year ended December 31, 2002 were $48,885.

Notes to Financial Statements, continued—December 31, 2002

Distributor

Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions

The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Advisor, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts retained by Frank Russell Securities, Inc. for the year ended December 31, 2002 were as follows:

		Amount
Multi-Style Equity	$	21,068
Aggressive Equity		6,892
Non-U.S.		9,598
Real Estate Securities		5,718

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Advisor.

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 31 funds, and Russell Insurance Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The Russell Fund Complex pays each of its Trustees not affiliated with FRIMCo a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Joint Audit Committee meeting or nominating and Governance Committee meeting attended in person. The Trustee will receive a $500 fee for attending the meetings by phone instead of receiving the full fee had the member attended in person. Out of pocket expenses are also paid by the Russell Fund Complex. The Lead Trustee is paid a fee of $10,000 per year, and each Committee Chair is paid a fee of $6,000 per year.

5. Federal Income Taxes

From November 1, 2002 to December 31, 2002, the Multi-Style Equity, Aggressive Equity, Non-U.S., and Real Estate Securities Funds incurred net realized capital losses of $6,168,501, $1,662,018, $2,107,464, and $638,641, respectively. From November 1, 2002, to December 31, 2002, the Core Bond Fund incurred net currency losses of $97,782. As permitted by tax regulations, these Funds have elected to defer these losses and treat them as arising in the year ending December 31, 2003.

At December 31, 2002, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryfowards and expiration dates are as follows:

		12/31/09		12/31/10		Totals
Multi-Style Equity	$	45,480,975	$	42,503,096	$	87,984,071
Aggressive Equity		11,446,597		8,621,006		20,067,603
Non-U.S.		26,643,305		25,583,592		52,226,897

As of December 31, 2002, the cost of investments, net unrealized appreciation, undistributed ordinary income and undistributed long-term capital gains for income tax purposes were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Cost of Investments	$ 237,660,822	$ 103,715,199	$ 161,309,938	$ 174,211,458	$ 157,147,795
Unrealized Appreciation	5,606,464	6,867,737	5,041,503	5,954,212	8,737,363
Unrealized Depreciation	(36,346,022)	(12,496,742)	(28,661,630)	(1,633,915)	(5,351,559)
Net Unrealized Appreciation	$ (30,739,558)	$ (5,629,005)	$ (23,620,127)	$ 4,320,297	$ 3,385,804
Undistributed Ordinary Income	$ 415,302	$ —	$ 47,104	$ —	$ —
Undistributed Long-Term Capital Gains (Capital Loss Carryforwards)	$ (87,984,071)	$ (20,067,603)	$ (52,226,897)	$ —	$ —
Tax Composition of Distributions:					
Ordinary Income	$ 1,354,416	$ —	$ 2,455,250	$ 6,374,179	$ 7,496,406
Long-Term Capital Gains	$ —	$ —	$ —	$ 801,579	$ 1,000,943
Tax Return of Capital	$ —	$ —	$ —	$ —	$ —

Notes to Financial Statements, continued—December 31, 2002

6. Fund Share Transactions

Share transactions for the year ended December 31, 2002 and December 31, 2001, were as follows:

	Shares		Dollars (000)	
Multi-Style Equity	**2002**	**2001**	**2002**	**2001**
Proceeds from shares sold	3,249,226	4,599,577	$ 33,496	$ 56,717
Proceeds from reinvestment of distributions	132,702	437,867	1,354	5,697
Payments for shares redeemed	(1,756,694)	(2,373,084)	(17,425)	(29,522)
Total net increase (decrease)	1,625,234	2,664,360	$ 17,425	$ 32,892
Aggressive Equity				
Proceeds from shares sold	1,859,186	1,940,748	$ 19,608	$ 21,313
Proceeds from reinvestment of distributions	—	10,601	—	114
Payments for shares redeemed	(1,070,851)	(1,276,500)	(10,867)	(13,891)
Total net increase (decrease)	788,335	674,849	$ 8,741	$ 7,536
Non-U.S.				
Proceeds from shares sold	10,286,424	5,742,086	$ 80,040	$ 54,173
Proceeds from reinvestment of distributions	341,481	109,957	2,455	938
Payments for shares redeemed	(9,377,382)	(4,618,879)	(73,602)	(43,984)
Total net increase (decrease)	1,250,523	1,233,164	$ 8,893	$ 11,127
Core Bond				
Proceeds from shares sold	3,385,111	3,251,892	$ 34,958	$ 33,231
Proceeds from reinvestment of distributions	699,012	645,318	7,176	6,523
Payments for shares redeemed	(1,481,599)	(1,831,680)	(15,260)	(18,687)
Total net increase (decrease)	2,602,524	2,065,530	$ 26,874	$ 21,067
Real Estate Securities				
Proceeds from shares sold	5,031,761	3,555,196	$ 55,527	$ 37,911
Proceeds from reinvestment of distributions	795,477	651,129	8,563	6,911
Payments for shares redeemed	(998,282)	(2,102,841)	(10,491)	(21,867)
Total net increase (decrease)	4,828,956	2,103,484	$ 53,599	$ 22,955

7. Beneficial Interest

As of December 31, 2002, the following table includes each shareholder with shares of beneficial interest greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company was the largest client in each Fund.

	Client Relationship Percentages			
Multi-Style Equity	30.0%	28.4%	18.0%	12.7%
Aggressive Equity	30.8	29.2	20.0	—
Non-U.S.	31.6	25.8	25.8	10.5
Core Bond	40.7	24.8	24.1	—
Real Estate Securities	43.4	28.9	18.1	—

Report of Independent Accountants

To the Board of Trustees and Shareholders
of Russell Insurance Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of net assets, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the series of Russell Insurance Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-U.S., Core Bond, and Real Estate Securities (the "Funds")) at December 31, 2002, the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods indicated therein, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



Seattle, Washington
January 28, 2003

Russell Insurance Funds

Tax Information—December 31, 2002 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2002:

	Total Long-Term Capital Gains
Core Bond	$ 823,752
Real Estate Securities	870,847

The Non-U.S. Fund paid foreign taxes of $326,319 and recognized $3,204,875 of foreign source income during the taxable year ended December 31, 2002. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0171 per share of foreign taxes paid and $0.1675 of gross income earned from foreign sources in the taxable year ended December 31, 2002.

Please consult a tax advisor for questions about federal or state income tax laws.

Russell Insurance Funds

Disclosure of Information about Fund Directors—December 31, 2002 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 31 funds, and Russell Insurance Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Appointed until successor is duly elected and qualified	• Currently, Chairman Emeritus, FRC • Currently, Chairman Emeritus, FRIC and RIF • From 1984 to December 1998, Chairman of the Board of FRIC and RIF	36	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987 Chairman of the Board since 1999	Appointed until successor is duly elected and qualified Until successor is chosen and qualified by trustees	• Vice Chairman, FRC; • Chairman of the Board, Trustee, FRIC and RIF; • CEO and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo; • Trustee, President and Chairman of the Board, SSgA Funds (investment company) Trustee and Chairman of the Board, Frank Russell Trust Company • Until October 2002, President and CEO, FRIC and RIF	36	• Trustee, The SSgA Funds (investment company);
*Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since January 2, 2002	Appointed until successor is duly elected and qualified	• Chairman of the Board, President and CEO, FRC • Trustee, FRIC and RIF	36	None
INDEPENDENT TRUSTEES					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• 1996 to present, President, Anderson Management Group LLC (private investments consulting)	36	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee since 1985	Appointed until successor is duly elected and qualified	• Retired since 1997 • Until 1997, President, Paul Anton and Associates (Marketing Consultant on emerging international markets for small corporations)	36	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Disclosure of Information about Fund Directors, continued—December 31, 2002 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES (continued)					
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1986	36	None
Kristianne Blake, Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Kristianne Gates Blake, P.S. (accounting services)	36	• Trustee, WM Group of Funds (investment company); • Director, Avista Corp.
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1995	36	None
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1981	36	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	36	None
Julie W. Weston Born October 2, 1943 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 1997 to 2000, Arbitrator, The American Arbitration Association Commercial Panel 1995 to 1999, Hearing Officer, University of Washington 1987 to 1997, Consulting Attorney	36	None

Disclosure of Information about Fund Directors, continued—December 31, 2002 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
Leonard P. Brennan, Born October 11, 1959 909 A Street Tacoma, Washington 98402-1616	President and Chief Executive Officer since 2002	Until successor is chosen and qualified by Trustees	• President and COO, FRIC • President and CEO, RIF • Director, Russell Fund Distributors, Inc., Frank Russell Company, S.A., Frank Russell Investments (Singapore) Private Limited and Frank Russell Investments (UK) Limited • Director, President and CEO, FRIMCo • Director and COO, Frank Russell Company Limited and Russell Systems Limited • President, Russell Insurance Agency, Inc. 1995 to present, Managing Director of International Operations
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer and Chief Accounting Officer, FRIC and RIF 1996 to present, • Director, Funds Administration, FRIMCo and Frank Russell Trust Company • Treasurer, SSgA Funds (investment company); • Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc. • April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SSgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees	• Director of Investments, FRIC and RIF • Chief Investment Officer, Frank Russell Trust Company • Director, FRIMCo and Russell Fund Distributors, Inc.
Karl J. Ege, Born October 8, 1941 909 A Street Tacoma, Washington 98402-1616	Secretary and General Counsel since 1994	Until removed by Trustees	• Secretary and General Counsel, FRIC, RIF, FRIMCo • Frank Russell Trust Company and Russell Fund Distributors, Inc. • Director, Secretary and General Counsel, Frank Russell Capital Inc. • Director and Secretary, Russell 20-20 Association
Mark D. Amberson Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees	• Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company • From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company

Russell Insurance Funds

909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Trustees

Lynn L. Anderson, Chairman
Paul E. Anderson
Paul Anton, PhD
William E. Baxter
Kristianne Blake
Lee C. Gingrich
Eleanor W. Palmer
Michael J.A. Phillips
Raymond P. Tennison, Jr.
Julie W. Weston

Trustees Emeritus

George F. Russell, Jr.

Officers

Lynn L. Anderson, Chairman of the Board
Leonard P. Brennan, President and Chief Executive Officer
Karl Ege, Secretary and General Counsel
Mark E. Swanson, Treasurer and Chief Accounting Officer
Mark Amberson, Director of Short Term Investment Funds
Randall P. Lert, Director of Investments
Sharon L. Hammel, Director of Portfolio Implementation
Gregory J. Lyons, Assistant Secretary and Associate General Counsel
Deedra S. Walkey, Assistant Secretary
Mary Beth Rhoden, Assistant Secretary
Greg S. Korte, Assistant Treasurer
David J. Craig, Assistant Treasurer
Stephen J. Meyer, Assistant Treasurer
Amy L. Osler, Assistant Secretary

Manager, Transfer and Dividend Paying Agent

Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant

Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian

State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries

909 A Street
Tacoma, WA 98402
(800) 787-7354

Legal Counsel

Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor

Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Accountants

PricewaterhouseCoopers, LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101

Money Managers
Multi-Style Equity Fund

Alliance Capital Management L.P., through its Bernstein Investment Research and Management Unit, New York, NY
Barclays Global Fund Advisors, San Francisco, CA
Brandywine Asset Management, LLC, Wilmington, DE
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Montag & Caldwell, Inc., Atlanta, GA
Strong Capital Management, Inc., Menomonee Falls, WI
Turner Investment Partners, Inc., Berwyn, PA
Westpeak Global Advisors, L.P., Boulder, CO

Aggressive Equity Fund

CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax, Terker & Company, Chadds Ford, PA
Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman Sachs & Co., New York, NY
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Suffolk Capital Management, LLC, New York, NY
Systematic Financial Management, L.P., Teaneck, NJ
TimesSquare Capital Management, Inc., New York, NY

Non-U.S. Fund

AQR Capital Management, LLC, New York, NY
Fidelity Management & Research Company, Boston, MA
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Core Bond Fund

Pacific Investment Management Company LLC, Newport Beach, CA
TimesSquare Capital Management, Inc., New York, NY

Real Estate Securities Fund

AEW Management and Advisors, L.P., Boston, MA
RREEF America L.L.C., Chicago, IL
Security Capital Research & Management Incorporated, Chicago, IL


Russell

Frank Russell Investment Company
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

36-08-023 (1202)



This report is submitted for the general information of owners of NML Variable Annuity Account A contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual, a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

90-1777 (0786) (REV 0103)

How Much
Will You Need for Retirement?

Have you been contributing regularly to your personal retirement savings plan? If so, you may have what appears to be a lot of money saved, but there are several factors that you need to consider closely as you evaluate how much you've saved for retirement and how much you will need.

Tax Rate – It's difficult to avoid paying taxes, even in retirement. While it's likely you may be in a lower income tax bracket in retirement, you should anticipate taxes continually reducing the amount of money you have available to you.

Inflation Rate – Inflation has been relatively low in recent years, but it's likely that inflation may continue to eat away at your retirement savings. One dollar in 1982 is only worth 53¢ today.[1] You'll need more money in today's dollars to maintain your standard of living during retirement.

Life Expectancy – To know how much money you will need in retirement, you need to know how long you may live in retirement. Most statistics have shown that people will live about 20 years in retirement. To get an idea of how long you may live, try Northwestern Mutual's Longevity Game located on their Web site, **www.nmfn.com**.

Spending Rate – Most people will need about 60 to 80 percent of their current income to live comfortably in retirement. To figure out how much you will need in retirement, you will need to clearly plan out your retirement goals and then determine how much you will need to reach them.

HOW MUCH WILL YOU NEED IN RETIREMENT?

If you aren't sure how much you should be saving for retirement, there are several resources that can help. The Northwestern Mutual Financial Network Web site **www.nmfn.com** features an entire section on retirement solutions.

Here you will find articles on retirement planning and calculators to help you determine how much you need to save to fund a comfortable retirement. The site also features information to help you assess your financial situation and plan for your retirement income needs.

As always, your Northwestern Mutual Financial Network Representative is available to work with you, and for you, to help accomplish your retirement savings goals.

[1] Decreased dollar value is based upon annual changes in the consumer price index, as reported by the U.S. Bureau of Labor Statistics, for all urban consumers from 1982 to 2002. See chart below. Compiled by Northwestern Mutual.

WHAT DO I NEED IN THE FUTURE TO EQUAL A DOLLAR TODAY?

Years / Inflation Rate	3%	4%	5%	6%
5	$1.16	$1.22	$1.28	$1.34
10	$1.34	$1.48	$1.63	$1.79
15	$1.56	$1.80	$2.08	$2.40
20	$1.81	$2.19	$2.65	$3.21
25	$2.09	$2.67	$3.39	$4.29

Select™ Variable Annuity

Northwestern Mutual is dedicated to low expenses

Not all variable annuities are alike. That's important to know, especially when comparing the expenses and fees you may incur. Those with higher annual fees and charges will reduce your returns and could impact the length of the investment period.

When it comes to total asset-based expenses, Northwestern Mutual is dedicated to maintaining low expenses. Being different is a key factor in Northwestern Mutual comparing favorably on a total expense basis for the *Select*™ Variable Annuity *(see chart)*. It should be noted that differences in expenses compound over time and their impact on performance increases in relation to the length of the investment period.

Northwestern Mutual is structured as a mutual life insurance company and is run by and for the benefit of our contract owners. A stock life insurance company, in contrast, is typically structured to seek profits for its shareholders.

Following are several examples of how Northwestern Mutual applies the "mutuality" approach to make the Northwestern Mutual RR series *Select*™ Variable Annuity different:

Northwestern Mutual is one among very few companies that offer clients purchase choices.[1] Clients can choose between a front-load or back-load design contract. With a front-load, the sales charge is paid up front and, as a result, annual expenses are less than our back-load purchase design.

Unlike most other variable annuities in the marketplace, the back-load design RR series *Select*™ Variable Annuity enhances long-term value when Class B assets convert to Class A assets.

Purchase payments that reach the zero percent withdrawal charge category, and a proportionate share of earnings, automatically convert to Class A assets on contract anniversaries if the total contract value is at least $25,000.

In the variable funds, amounts that convert will receive a lower mortality and expense charge. In the Guaranteed Interest Fund (GIF), amounts that convert will receive the interest rate credited to the GIF in the front-end design contract.

[1] Morningstar Principia Pro for Variable Annuities/Life, based on 12/31/01 review of all 526 variable annuity contracts that Morningstar tracks. Of the 526 variable annuity contracts, 12 offer a front-load design. A minimum $10,000 investment is required to purchase the Northwestern Mutual front-load design.


Total Annual Expense % Average
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1.46%
1.19%
2.22%
1.94%
Front-Load
Back-Load
Morningstar Variable Annuities
Northwestern Mutual RR series Select™ Variable Annuity

Source: Morningstar® Principia Pro for Variable Annuities/Life, based on 12/31/01 review of all 174 front-load, 10,631 back-load and 2,410 no-load variable annuity funds (excludes money market funds). The total annual expense % averages for Morningstar® Variable Annuities and the Northwestern Mutual *Select*™ Variable Annuity reflects the cost to manage the funds and the mortality and expense charge, which includes the cost for distribution.

Now is the time to review

It's never too early to start planning for your retirement. And if you already have a retirement plan in place, it's a good idea to review it periodically to ensure your saving strategies are in tune with your retirement goals. Your Northwestern Mutual Financial Network Representative suggests that you review the following to ensure your retirement plan in still on course.



PERSONAL CHANGES

Changes in your lifestyle might affect your retirement plans. For instance, maybe you have recently changed jobs, moved or bought a new home, got married or divorced, experienced change in your health, or given birth to a new child. Any one of these changes could result in having more or less money available to save for your retirement. They could also significantly affect your retirement goals.



RETIREMENT GOALS

Have your retirement goals changed since you last reviewed them? Do you still plan on settling down in your hometown or are you hoping to travel more in retirement? Do you still plan to retire at 65, or maybe sooner because of health reasons? Changes in your retirement goals and timetable can make a significant difference in how much you are saving for retirement today and what saving vehicles you are using.

FINANCIAL SITUATION


No-fee IRAs
Mortgages
Insurance
Taxes

Changes in your financial situation may allow you to save more for retirement. For example, now that you may have reduced your home mortgage payment by refinancing, you may be able to save a little more for retirement. Even the smallest amount adds up over time. Review your finances to see if you can put away a few dollars more each month for retirement.

your retirement plan.

INVESTMENT PORTFOLIO



With the market's volatility, your investments may have significantly changed your overall portfolio mix. You may want to meet with your financial representative to rebalance your portfolio to bring it back in alignment with your retirement goals and objectives. It might also be a good time to again evaluate your risk tolerance. Don't forget to ask your representative about Northwestern Mutual's automatic portfolio rebalancing and dollar-cost averaging services.

If assets are not held in a tax-qualified account, there could be tax cost ramifications to buying and selling during rebalancing. Dollar-cost averaging does not assure a profit or protect against a loss in a declining market. Carefully consider your willingness to continue payments during periods of low prices.



EMPLOYER-SPONSORED RETIREMENT PLAN

Are you maximizing your contribution to your employer-sponsored retirement plan? Has the plan changed or are new investment options available? How well is the plan doing in comparison to the market index? Have the plan fees increased? Are you paying too much? At least once a year, review your retirement plan vehicles for changes that could help or hinder your retirement savings plan.

OTHER RETIREMENT SAVINGS VEHICLES



Is it beneficial for you to open a Roth IRA? Should you roll over money from a traditional IRA to a Roth? The rules can be very complicated, but it may be worth it to meet with your Northwestern Mutual Financial Network Representative to see if you can benefit from a Roth IRA and other retirement saving vehicles available.

Saving for retirement is one of the most important financial decisions you will ever make. Take the time now to review your retirement plan. Your financial network representative has several retirement planning tools to help you achieve your retirement goals.

Keep your retirement plan on track with

Portfolio Rebalancing

Since different asset classes perform differently, over time your *Select*™ Variable Annuity portfolio can stray from its original asset allocation. Portfolio rebalancing is the practice of adjusting your portfolio back to its original allocation percentage to maintain your desired balance between stock, bond and cash holdings.

Typically, you should rebalance your portfolio every year or two, but with the market's continued volatility you may want to take advantage of Northwestern Mutual's automatic portfolio rebalancing.

Select™ Variable Annuity owners with contract values of $10,000 or more, can have their portfolio automatically rebalanced either monthly, quarterly, semi-annually or annually to match their original allocation.

For more information on portfolio rebalancing, contact your Northwestern Mutual Financial Network Representative. For the latest information about contract values and performance data, call the toll-free Northwestern Mutual Express Line any time at **1-800-519-4665**. Or visit our Web site at **www.nmfn.com**.

[illegible] (REV 0103)



Northwestern Mutual®

PO BOX 3095
MILWAUKEE WI 53201-3095

December 31, 2002

Annual Report


NML Variable Annuity Account C

Group Combination Annuity Contracts For Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement Plans

Northwestern Mutual Series Fund, Inc. and Russell Insurance Funds

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444
www.northwesternmutual.com

90-1836 (0786) (REV 0103)


Northwestern Mutual®



Letter to Contract Owners

January 31, 2003

During 2002 the stock market was highly volatile within a generally downward trend. The broad S&P 500 Index was down more than 22% for the year, and all major equity indices, domestic and international, posted negative returns. For the third consecutive year, bonds substantially outperformed stocks: total return of the Merrill Lynch Domestic Master Index was 10.4%.

Many recent reports in the popular press give the impression that the U.S. economy is in a recession, but all indications are that economic growth was positive for all four quarters of 2002. Early reports indicate that the economy grew between two and three percent for the year, about average for the last 20 years.

While it is unusual for stock prices to fall when the economy is growing, there are credible explanations for the weakness in equity markets over the past year. Most individuals and business people would agree that the year just ended did not feel like a period of economic expansion. Growth in the economy has been powered almost entirely by consumer spending, as consumers have taken advantage of the low interest rates to refinance mortgages and take on additional debt. But the price discounting necessary to create demand, in categories ranging from clothing to durable goods such as cars and home furnishings, means that corporations have not been able to generate the earnings growth that is usual when the economy is growing. This lack of earnings growth, especially in the wake of a period of extraordinarily high stock valuations, has restrained stock prices.

The outlook for the immediate future is clouded by concerns about whether consumers can continue to spend. High debt levels and increasing unemployment are factors in recent drops in consumer confidence. On the positive side, near the end of 2002, there were early signs of a pick-up in business spending. Recent reports showed increasing investments in equipment and software, and new orders for durable goods are building, after several dismal years. Productivity gains continue, as stiff competition, including foreign competition, has forced companies to reduce costs. One positive result of these cost reductions is the potential for significant earnings gains when demand increases.

The Federal Reserve's monetary policy continues to be friendly, and it appears possible that interest rates could be cut even further from current levels, which are the lowest in several decades. The program of economic stimulus announced by President Bush in January should begin to take form in the coming months, and tax cuts, if approved, should bolster both consumer confidence and spending. If the tax on dividends is reduced or eliminated, as President Bush has proposed, that should help the stock market. With a new pro-growth economic team in Washington and a presidential election on the horizon, we can expect that the administration will do everything possible to keep the economy growing. While there is considerable divergence among economic forecasts, all the economists surveyed recently by *The Wall Street Journal* and *Business Week* expect the U.S. economy to grow in 2003, and that should be positive for the stock market.

While we are fairly optimistic about the outlook for the economy and the markets in the year ahead, we think it is likely that we have entered a period of slower economic growth and lower returns compared with the decade of the 1990s. It is reasonable to expect that long-term returns from stocks will be above bond returns, as they have been historically, because stocks are a riskier asset class. But in a period of low inflation and moderate growth, it is almost inevitable that nominal returns from both stocks and bonds will be below those of the last 25 years. Nonetheless, real returns, meaning returns adjusted for inflation, can still be quite attractive, perhaps better than in the past. A closer examination of returns for the years from 1970 through 1990 helps illustrate this point. Total return from the S&P 500 index for that 20-year period averaged just over 12%. But when those returns are adjusted for inflation, which was quite high during many of those years, the average was below 6%.

This scenario is not necessarily negative, but it is different from what we experienced in the 1990s. Also, considering the prevailing elements of geopolitical and economic uncertainty, it seems probable that the volatility experienced in the last few years will continue. This environment may require many investors to adjust their expectations and their personal portfolios. With a solid plan and considerable patience, it is still quite possible to invest for a secure future. In a market that takes quality and value very seriously, selection of individual stocks and bonds will continue to be important. The expertise of the investment professionals who manage the portfolios underlying the Variable Annuities can be of particular value in this challenging market environment.



If you decide that you would like to reassess your goals and objectives, we urge you to take advantage of the considerable expertise available through the Northwestern Mutual Financial Network. As always, we are committed to helping our clients plan and invest to meet their goals.

Mark G. Doll
President, Mason Street Advisors, LLC


Northwestern Mutual®

[THIS PAGE INTENTIONALLY LEFT BLANK]

How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

Contact Your Northwestern Mutual Investment Services representative, if you have questions about your contract or any of the contract owner privileges.

Information on the Internet:

Northwestern Mutual Financial Network WWW.NMFN.COM

For information about Northwestern Mutual visit us on our Website.

Contents

Performance Summary

as of December 31, 2002

Front Load Contract

Total return at unit value (as of 12/31/02) ✓	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(22.60%)	(10.41%)	(25.19%)	(16.82%)	(21.63%)	(18.92%)	(24.88%)	(31.87%)	(25.27%)
5 years	—	—	(4.08%)	—	(16.06%)	—	(5.00%)	(24.64%)	—
Annualized	—	—	(0.83%)	—	(3.44%)	—	(1.02%)	(5.50%)	—
10 years /\/\	—	—	117.50%	—	—	—	—	—	—
Annualized	—	—	8.08%	—	—	—	—	—	—
10 years	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account C	45.38%~	(9.07%)†	—	(24.80%)†	57.81%/\	4.70%~	93.54%#	51.10%#	(27.06%)†
Annualized	10.73%	(6.49%)	—	(18.23%)	4.83%	1.26%	7.92%	4.88%	(19.97%)
Since portfolio inception ++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield###									

Simplified Load Contract

Total return at unit value (as of 12/31/02) ✓	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(19.54%)	(6.87%)	(22.23%)	(13.54%)	(18.54%)	(15.71%)	(21.92%)	(29.18%)	(22.32%)
5 years	—	—	(2.67%)	—	(14.83%)	—	(3.60%)	(23.51%)	—
Annualized	—	—	(0.54%)	—	(3.16%)	—	(0.73%)	(5.22%)	—
10 years /\/\	—	—	114.30%	—	—	—	—	—	—
Annualized	—	—	7.92%	—	—	—	—	—	—
10 years	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account C	48.73%~	(5.72%)†	—	(22.04%)†	55.78%/\	7.12%~	92.14%#	49.98%#	(24.37%)†
Annualized	11.42%	(4.07%)	—	(16.12%)	4.69%	1.89%	7.83%	4.79%	(17.90%)
Since portfolio inception ++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield###									

All total return figures are for divisions of NML Variable Annuity Account C and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level. The data reflects an initial contract value of $25,000, the minimum size. Performance data represents past results and is not a guarantee of future results. Future unit values and investment returns may vary so an investor's units, when redeemed, may be worth more or less than their original value. Performance for other separate accounts will differ.

++ Returns stated are as of the inception date of the portfolio which preceeds availability in Account C. See the following footnotes for portfolio inception dates:
/\/\ 10 year return for this division in Account C.
* These Portfolios of the Northwestern Mutual Series Fund, Inc. became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience, adjusted for expenses of the product and premium charges.
\# Inception date of 5/3/94.
/\ Inception date of 4/30/93.
~ Inception date of 4/30/99.
† Inception date of 7/31/01.
\+ Inception date of this division in Account C was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience of the fund, adjusted for expenses of the product and premium charges.
@ On April 30, 1993, the Index 500 Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before then, the Portfolio was actively managed.
\## Inception date of this division in Account C was 1/16/91.
\### For the seven-day period ended December 31, 2002, the Money Market Portfolio's yield was 1.51% and was equivalent to a compound effective yield of 1.52%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.
✓ Returns shown include any fee waivers in effect and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced.

Note: "Standard and Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The Series Fund and its Portfolios are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in them.

Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Russell Multi-Style Equity Division+	Russell Aggressive Equity Division+	Russell Non-U.S. Division+	Russell Real Estate Securities Division	Russell Core Bond Division+
(26.06%)	(14.85%)	(12.27%)	(7.86%)	6.35%	(3.55%)	(27.12%)	(23.20%)	(19.49%)	(1.51%)	3.27%
(9.84%)	—	9.28%	(12.12%)	33.57%	15.03%	—	—	—	—	—
(2.05%)	—	1.79%	(2.55%)	5.96%	2.84%	—	—	—	—	—
117.50%	—	101.92%	—	86.66%	39.97%	—	—	—	—	—
8.08%	—	7.28%	—	6.44%	3.42%	—	—	—	—	—
117.85%@	—	102.86%*	—	88.58%*	40.04%*	—	—	—	—	—
8.10%*	—	7.33%	—	6.55%	3.43%	—	—	—	—	—
—	(16.84%)†	—	43.30%#	—	—	(42.00%)	(18.82%)	(33.83%)	23.17%~	18.87%
—	(12.21%)	—	4.24%	—	—	(13.79%)	(5.52%)	(10.64%)	5.84%	4.82%
—	—	—	—	—	—	2.94%	4.37%	(21.44%)	—	38.33%
—	—	—	—	—	—	0.48%	0.72%	(3.95%)	—	5.56%
					1.51%					
(23.14%)	(11.49%)	(8.80%)	(4.22%)	10.55%	0.26%	(24.24%)	(20.17%)	(16.31%)	2.38%	7.35%
(8.50%)	—	10.90%	(10.80%)	35.54%	16.72%	—	—	—	—	—
(1.76%)	—	2.09%	(2.26%)	6.27%	3.14%	—	—	—	—	—
114.30%	—	98.93%	—	83.87%	37.96%	—	—	—	—	—
7.92%	—	7.12%	—	6.28%	3.27%	—	—	—	—	—
114.52%@	—	99.76%*	—	85.70%*	37.90%*	—	—	—	—	—
7.93%*	—	7.16%	—	6.39%	3.27%	—	—	—	—	—
—	(13.78%)†	—	42.23%#	—	—	(40.66%)	(16.94%)	(32.33%)	26.01%~	21.59%
—	(9.94%)	—	4.15%	—	—	(13.25%)	(4.93%)	(10.09%)	6.50%	5.47%
—	—	—	—	—	—	3.83%	5.28%	(20.76%)	—	39.53%
—	—	—	—	—	—	0.63%	0.86%	(3.81%)	—	5.71%
					1.51%					

Overview and Outlook

The Economy

Economic growth was positive in all four quarters of 2002, but the recovery from the brief recession of the prior year was less robust than economists had forecast at the beginning of the year. Growth in real gross domestic product for the full year was approximately 2.4%. Inflation remained quite moderate, at a rate of approximately 1.6% for the year.

Consumer spending has been the main driver of the economy for several years now, and there are concerns about whether debt-ridden consumers will keep spending, especially as consumer confidence appears to be weakening. There are early signs of improving business investment, and productivity has continued to improve.

Monetary policy continues exceptionally stimulative, with one additional interest rate cut in November 2002, following 11 reductions during 2002. The tax cuts proposed by President Bush in January are intended to stimulate both the consumer and business sectors; even if some aspects of the program are trimmed, it appears certain that some form of fiscal stimulus will be passed. With both monetary and fiscal policy encouraging growth, it appears likely that the economy will strengthen in 2003. Surveys of business economists published in late December and early January by *The Wall Street Journal* and *Business Week* indicate a consensus estimate of real economic growth of approximately 3% for 2003, with the growth rate increasing as the year progresses.

Economic Growth and Inflation


10%
5%
0%
-5%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002
Economic Growth
Inflation

Source: U.S. Department of Commerce. Year-to-year percentage change in Real Gross Domestic Product is used for economic growth. December-to-December change in the Consumer Price Index-Urban is used for the inflation rate. Statistics for 2002 are preliminary.

The Equity Market

The year just ended was the third year of negative returns for all major equity indices. The S&P 500 Index posted a –22.1% return, and returns for each of the 10 industry sectors in the Index were negative. Both the S&P Midcap 400 and the S&P Smallcap 600 were off about 15% for the year. A rally that began in October moved broad indices up from five-year lows, but there is considerable uncertainly as to whether that rally is sustainable. International markets were also very weak: the EAFE Index (an unmanaged market-value weighted index designed to measure the overall condition of overseas markets) was down more than 15% for the year.

Investors should remember that the negative returns of the last three years have followed a lengthy period of extraordinarily high equity returns. In the 1990s, the total return of the S&P 500 Index was above 20% for five consecutive years, and the compound annual return for the decade was over 17%. That is very unusual: the total return from the S&P 500 was above 20% in just 10 of the 30 years from 1960 to 1990, and the compound annual return for that period was 10%.

By historical standards, it is unusual for the stock market to be down during the early stages of an economic recovery. But this has been an unusual recovery, in which corporations have found it very difficult to grow earnings in a situation of minimal pricing power combined with excess capacity in many industries. Historic returns are not necessarily a good predictor of the future, but if corporate earnings begin to show improvement in 2003, it seems likely that stock returns will also turn positive.

Annual Total Returns from S&P 500 Index


40%
30%
20%
10%
0%
-10%
-20%
-30%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: Standard & Poor's

The Bond Market

For the third consecutive year bonds substantially outperformed stocks in 2002. Total return from the Merrill Lynch Domestic Master Index was 10.4%, versus a loss of 22.1% in the S&P 500 Index.

Within the bond market, the most pronounced trend was a substantial decline in interest rates on U.S. Treasury bonds. There was also a dramatic steepening in the yield curve, which depicts the relationship between yields on short-term bonds and long-term bonds. Short-term yields remained very low, as the Federal Reserve maintained a stimulative monetary policy, and prices of short-term bonds reflected the expectation of further easing. In the first half of the year, yields on bonds with maturities of two to ten years moved up, creating a dramatic steepening in the short end of the curve. The short portion of the curve became somewhat flatter during the summer and early fall, then steepened again after the Federal Reserve cut interest rates in November. Yields on 30-year bonds, especially Treasury securities, fell much less than yields on bonds with shorter maturities because the falling value of the dollar made these bonds less attractive to foreign investors.

Among bond categories, mortgage-backed bonds delivered their best performance in many years, as volatility declined from the prior year, because the continued wave of refinancings was reflected in bond prices throughout the year. Treasury securities performed very well in the first nine months, as wary investors sought to avoid risk. Yield spreads between corporate bonds and riskless Treasury securities widened considerably early in the year, as investors responded to the additional risk created by corporate scandals, then became narrower in the fourth quarter, as corporate earnings began to stabilize, and more confident investors began to move money into both stock and bond markets. The net change in yield spreads over the year was therefore quite small.

Annual Total Returns from Merrill Lynch Domestic Master Index


30%
20%
10%
0%
-10%
-20%
1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

Source: Merrill Lynch. The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds.

Small Cap Growth Stock Portfolio

Objective:
Maximum long-term appreciation of capital

Portfolio Strategy:
Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.

Net Assets:
$254.88 million

The Small Cap Growth Stock Portfolio owns the stocks of emerging growth companies, with the objective of maintaining a median market capitalization of $1 billion. The range of market capitalization is generally between $200 million and $3 billion. The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

For 2002, a year in which few equity investors were able to achieve positive returns, the Small Cap Growth Stock Portfolio had a negative return of –18.4%, better than the Russell 2000 Index, but worse than the S&P 600 Index. Since the major focus in managing this portfolio is on stock selection, rather than industry weightings, differences in return relative to the indices resulted mainly from stock selection. In particular, the S&P 600 experienced a rally in the fourth quarter, led by the semiconductor and software categories within the technology sector. Although the Portfolio's representation in technology, at 17% of net assets, is slightly higher than the 15% for technology in the Index, our technology holdings are mainly in more stable categories, particularly technology consulting. A further disadvantage for performance, especially in the fourth quarter, was the Portfolio's concentration in less risky stocks whose performance does not correlate strongly with the market.

In the fourth quarter, poor performance of holdings in technology, health care and retail was partially offset by strength in energy, particularly Energy Partners, Ltd., and in materials and industrial stocks, which are considerably overweighted. The industrials category includes business services such as The Corporate Executive Board, which was especially strong in the fourth quarter. Among the best performing stocks in the fourth quarter was UT Starcom, though this holding was off for the full year.

Sector Allocation 12/31/02



Information Technology 17%
16% Industrials
Health Care 20%
8% Energy
5% Financials
5% Materials
Consumer 22%
7% Short-Term Investments

The Small Cap Growth Stock Portfolio's investment in Initial Public Offerings (IPO's) had a significant impact on its since inception performance. There can be no assurance that IPO's will continue to have a positive affect on the Portfolio's performance.

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
O'Reilly Automotive, Inc.	4.2%
The Corporate Executive Board Co.	2.9%
UTStarcom, Inc.	2.9%
Varian, Inc.	2.7%
Lincare Holdings, Inc.	2.7%
DaVita, Inc.	2.6%
Westwood One, Inc.	2.6%
Renal Care Group, Inc.	2.5%
Patterson Dental Co.	2.5%
Coach, Inc.	2.2%

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
4/99
12/99
12/00
12/01
12/02
Small Cap Growth Stock Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Small Cap Growth Stock Portfolio	-18.42%	12.86%
S&P 600 Index	-14.63%	4.57%
Russell 2000 Index	-20.48%	-1.96%

*inception date of 4/30/99

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the Portfolio's performance are the Standard & Poor's (S&P) SmallCap 600 Index and Russell 2000 Index. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2002, the 600 companies in the composite had median market capitalization of $428.8 million and total market value of $321.9 billion. The SmallCap 600 represents approximately 2.8% of the market value of Compustat's database of over 11,418 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2002, the average market capitalization of companies in the Russell 3000 was $4.0 billion; the median market capitalization was $700 million. Market capitalization of companies in the Index ranged from $309 billion to $128 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2002, the average market capitalization of companies in the Russell 2000 was approximately $490 million; the median market capitalization was approximately $395 million. The largest company in the index had a total market capitalization of approximately $1.3 billion to $128 million.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the Separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (20.5%)		
Aaron Rents, Inc.	118,000	$ 2,582
*Aftermarket Technology Corp.	67,600	980
*AnnTaylor Stores Corp.	200,100	4,086
*Coach, Inc.	166,300	5,475
Fred's, Inc.	107,650	2,767
*Getty Images, Inc.	111,400	3,403
*The Gymboree Corp.	256,800	4,073
*Lin TV Corp. — Class A	83,000	2,021
*O'Reilly Automotive, Inc.	425,300	10,755
*Orient-Express Hotel, Ltd. — Class A	238,300	3,217
Polaris Industries, Inc.	65,900	3,862
*Spanish Broadcasting System, Inc. — Class A	145,300	1,046
*Tommy Hilfiger Corp.	205,800	1,430
*Westwood One, Inc.	175,500	6,556
Total		**52,253**
Consumer Staples (1.5%)		
*Peet's Coffee & Tea, Inc.	267,100	3,774
Total		**3,774**
Energy (8.1%)		
*Cal Dive International, Inc.	181,200	4,258
*Energy Partners, Ltd.	255,000	2,729
*Forest Oil Corp.	83,900	2,320
*Grant Prideco, Inc.	237,000	2,759
*National Oilwell, Inc.	168,400	3,678
*Patterson-UTI Energy, Inc.	159,600	4,814
Total		**20,558**
Financials (5.1%)		
*Corrections Corporation of America	69,100	1,185
Investors Financial Services Corp.	185,800	5,090
*Platinum Underwriters Holdings, Ltd.	15,300	403
Radian Group, Inc.	91,100	3,384
W.P. Stewart & Co., Ltd.	97,300	1,744
Waddell & Reed Financial, Inc. — Class A	62,300	1,225
Total		**13,031**
Health Care (20.1%)		
*Accredo Health, Inc.	112,200	3,955
*The Advisory Board Co.	38,600	1,154
*AmSurg Corp.	61,500	1,256
*Apogent Technologies, Inc.	134,000	2,787
*Bio-Rad Laboratories, Inc. — Class A	62,300	2,411
*CIMA Labs, Inc.	114,400	2,767
*DaVita, Inc.	269,400	6,646
*IMPAC Medical Systems, Inc.	15,400	285
*Lincare Holdings, Inc.	218,900	6,922

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Patterson Dental Co.	145,600	$ 6,369
*Province Healthcare Co.	367,125	3,572
*Renal Care Group, Inc.	202,200	6,398
*Triad Hospitals, Inc.	83,000	2,476
*Ventana Medical Systems, Inc.	179,900	4,147
Total		**51,145**
Industrials (16.3%)		
*Atlantic Coast Airlines Holdings, Inc.	160,700	1,933
C.H. Robinson Worldwide, Inc.	151,900	4,739
*Charles River Associates Inc.	83,500	1,182
*The Corporate Executive Board Co.	232,000	7,406
*Education Management Corp.	60,600	2,279
*Hewitt Associates, Inc. — Class A	47,100	1,493
*Integrated Defense Technologies, Inc.	200	3
*Knight Transportation, Inc.	203,352	4,270
*MSC Industrial Direct Co., Inc. — Class A	121,700	2,160
*P.A.M. Transportation Services, Inc.	107,100	2,700
*Pacer International, Inc.	277,000	3,684
*Portfolio Recovery Associates, Inc.	127,200	2,322
*Resources Connection, Inc.	178,600	4,145
SkyWest, Inc.	193,900	2,534
*Tetra Tech, Inc.	67,175	820
Total		**41,670**
Information Technology (16.9%)		
*Amphenol Corp. — Class A	68,700	2,611
*Barra, Inc.	37,250	1,130
*Brooks-PRI Automation, Inc.	92,208	1,057
*CACI International, Inc. — Class A	101,700	3,625
*EPIQ Systems, Inc.	206,150	3,158
*Fargo Electronics, Inc.	343,500	2,995
*Forrester Research, Inc.	144,100	2,244
*Inforte Corp.	227,400	1,762
*MKS Instruments, Inc.	67,300	1,106
*O2Micro International Ltd	111,300	1,085
*Plexus Corp.	177,600	1,559
*Renaissance Learning, Inc.	163,300	3,086
*TESSCO Technologies, Inc.	220,708	2,042
*THQ, Inc.	84,350	1,118
*UTStarcom, Inc.	367,000	7,277
*Varian, Inc.	242,800	6,966
*Verint Systems, Inc.	17,400	351
Total		**43,172**
Materials (4.8%)		
*Airgas, Inc.	285,300	4,922
Cambrex Corp.	93,900	2,837
Minerals Technologies, Inc.	83,900	3,620

Small Cap Growth Stock Portfolio

Common Stock (93.3%)	Shares/ Par	Market Value (000's)
Materials continued		
*Silgan Holdings, Inc.	33,600	$ 829
Total		**12,208**
Total Common Stock (Cost: $253,937)		**237,811**

Money Market Investments (6.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (1.8%)		
Federal National Mortgage Association, 1.28%, 3/12/03	$4,500,000	4,490
Total		**4,490**
Finance Lessors (2.0%)		
Receivables Capital Corp., 1.35%, 1/21/03	5,000,000	4,996
Total		**4,996**
Short Term Business Credit (3.0%)		
Transamerica Financial Corp., 1.34%, 1/21/03	$5,000,000	$ 4,996
UBS Finance LLC, 1.20%, 1/2/03	2,900,000	2,900
Total		**7,896**
Total Money Market Investments (Cost: $17,381)		**17,382**
Total Investments (100.1%) (Cost: $271,318)^		**255,193**
Other Assets, Less Liabilities (0.1%)		**(313)**
Total Net Assets (100.0%)		**$254,880**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $275,499 and the net unrealized depreciation of investments based on that cost was $20,306 which is comprised of $19,746 aggregate gross unrealized appreciation and $40,052 aggregate gross unrealized depreciation.

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:
Long-term growth of capital

Portfolio Strategy:
Invest in small companies whose common stocks are believed to be undervalued.

Net Assets:
$63.08 million

The T. Rowe Price Small Cap Value Portfolio invests primarily in small companies whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. The Portfolio typically holds approximately 100 stocks with market capitalizations within or below the range of companies in the Russell 2000 Value Index, as consideration of smaller companies often makes it possible to invest in higher quality companies without paying a premium. The average price-earnings ratio of stocks in the Portfolio is generally close to that of the Index, but quality measures such as return on equity and financial strength are higher. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

Although total return for 2002 was negative, as it was for virtually all equity funds, the T. Rowe Price Small Cap Value Portfolio significantly outperformed its benchmark, the Russell 2000 Index. The Portfolio's return was –5.6% versus –20.5% for the Index. Selection of individual stocks, especially within the materials, industrial, business services and financial sectors, was the major reason for the outperformance; sector weightings were generally a neutral factor in relative performance for the year.

We are well represented in the financial sector because many of the companies in this sector hold the fundamental characteristics we value. Nonetheless, our position, at 24% of assets, is below the benchmark's 30% weighting. Our consumer discretionary holdings (20% of assets) are significantly larger than the Russell benchmark's 14%, which hampered performance in the fourth quarter as investors shifted assets out of conservative investments into more growth-oriented names when the markets rallied in October and November.

With over 100 stocks in the Portfolio, and positions ranging from quite small to over 2% of assets, very good performance of the largest holdings can contribute importantly to overall performance. This was the case in 2002 with XTO Energy, an independent oil and gas producer; Landstar System and UTI Worldwide, two freight and logistics companies. Other large holdings that were up significantly for the year are Brown & Brown, an insurance brokerage firm, and RARE Hospitality, which operates casual dining restaurants. The biggest performance detractor was Fred's, a value-oriented retailer that was off nearly 40% for the year. We have added to this position, as we have confidence in the company's management and strategic direction.

The T. Rowe Price Small Cap Value Portfolio is managed for Northwestern Mutual by T. Rowe Price.

Sector Allocation 12/31/02



Industrials 19%
Consumer 22%
Financials 24%
9% Materials
7% Energy
7% Information Technology
4% Health Care
3% Utilities
4% Other Equities & Other Net Assets
1% Short-Term Investments

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Brown & Brown, Inc.	2.5%
Texas Regional Bancshares, Inc. - Class A	2.4%
Landstar System, Inc.	2.4%
Ruby Tuesday, Inc.	2.1%
RARE Hospitality International, Inc.	1.9%
Fred's, Inc.	1.8%
XTO Energy, Inc.	1.8%
Community First Bankshares, Inc.	1.7%
Matthews International Corporation - Class A	1.7%
Allied Capital Corp.	1.6%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
T. Rowe Price Small Cap Value Portfolio
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
T. Rowe Price Small Cap Value Portfolio	-5.58%	-2.78%
Russell 2000 Index	-20.48%	-14.07%

*inception date of 7/31/01

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2002, the average market capitalization of companies in the Russell 3000 was $4.0 billion; the median market capitalization was $700 million. Market capitalization of companies in the Index ranged from $309 billion to $128 million. The index cannot be invested in directly and do not include sales charges.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2002, the average market capitalization of companies in the Russell 2000 was approximately $490 million; the median market capitalization was approximately $395 million. The largest company in the index had a total market capitalization of approximately $1.3 billion to $128 million.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (19.6%)		
Aaron Rents, Inc.	37,100	$ 812
Aaron Rents, Inc. — Class A	2,100	48
*CSS Industries, Inc.	12,000	397
*Culp, Inc.	23,000	196
Fred's, Inc.	44,900	1,154
Hancock Fabrics, Inc.	32,000	488
Haverty Furniture Companies, Inc.	56,800	790
*Journal Register Co.	19,200	341
Matthews International Corp. — Class A	46,500	1,038
*Paxson Communications Corp.	4,000	8
*RARE Hospitality International, Inc.	42,700	1,179
Ruby Tuesday, Inc.	76,900	1,330
*Saga Communications, Inc. — Class A	49,000	931
*SCP Pool Corp.	26,400	771
*Sinclair Broadcast Group, Inc. — Class A	19,200	223
Skyline Corp.	21,400	631
*Stanley Furniture Co., Inc.	25,000	581
*Stein Mart, Inc.	86,200	526
*TBC Corp.	44,200	531
*Unifi, Inc.	74,600	392
Total		**12,367**
Consumer Staples (2.3%)		
*American Italian Pasta Co. — Class A	15,600	561
Casey's General Stores, Inc.	50,000	610
*Wild Oats Markets, Inc.	27,100	280
Total		**1,451**
Energy (7.4%)		
*Atwood Oceanics, Inc.	13,800	415
CARBO Ceramics, Inc.	17,000	573
*Forest Oil Corp.	21,350	590
*Lone Star Technologies, Inc.	16,500	246
*Magnum Hunter Resources, Inc.	17,800	106
Penn Virginia Corp.	17,850	649
*TETRA Technologies, Inc.	27,100	579
*W-H Energy Services, Inc.	24,500	357
XTO Energy, Inc.	46,000	1,137
Total		**4,652**
Financials (23.9%)		
*Allied Capital Corp.	47,250	1,031
*American Capital Strategies, Ltd.	16,000	345
Bedford Property Investors, Inc.	21,400	550
Brown & Brown, Inc.	47,900	1,547
Community First Bankshares, Inc.	41,300	1,092
East West Bancorp, Inc.	24,900	898
*First Republic Bank	33,600	672
Gladstone Capital Corp.	5,400	89

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Financials continued		
Glenborough Realty Trust Inc.	37,900	$ 675
Innkeepers USA Trust	49,700	381
Kilroy Realty Corp.	32,000	738
Lasalle Hotel Properties	25,800	361
*Markel Corp.	3,600	740
*Ohio Casualty Corp.	17,900	232
*ProAssurance Corp.	42,700	897
Scottish Annuity & Life Holdings, Ltd.	16,100	281
*Silicon Valley Bancshares	39,100	714
Sun Communities, Inc.	24,900	911
Texas Regional Bancshares, Inc. — Class A	42,900	1,524
*Triad Guaranty, Inc.	24,600	907
Washington Real Estate Trust	21,400	546
Total		**15,131**
Health Care (3.5%)		
Arrow International, Inc.	7,100	289
*Bone Care International, Inc.	33,800	329
*Diversa Corp.	57,200	518
*Guilford Pharmaceuticals, Inc.	55,400	220
*Lexicon Genetics Inc.	10,000	47
Owens & Minor, Inc.	50,100	823
Total		**2,226**
Industrials (19.1%)		
Ameron International Corp.	7,200	397
C&D Technologies, Inc.	28,600	505
*Casella Waste Systems, Inc. — Class A	60,700	540
EDO Corp.	21,400	445
*Electro Rent Corp.	55,850	677
Franklin Electric Co., Inc.	18,500	888
G & K Services, Inc. — Class A	21,400	758
*Hub Group, Inc. — Class A	10,000	48
IDEX Corp.	20,200	661
*Insituform Technologies, Inc. — Class A	46,300	789
*Kirby Corp.	4,800	131
Landauer, Inc.	12,900	448
*Landstar System, Inc.	25,700	1,500
*Layne Christensen Co.	12,400	102
*Littelfuse, Inc.	27,100	457
McGrath Rentcorp	19,000	442
*Midwest Express Holdings, Inc.	18,500	99
Nordson Corp.	21,400	531
*Right Management Consultants, Inc.	28,200	374
Thomas Industries, Inc.	29,100	758
UTI Worldwide, Inc.	28,400	746
*Waste Connections, Inc.	7,100	274
Woodward Governor Co.	10,700	465
Total		**12,035**

T. Rowe Price Small Cap Value Portfolio

Common Stock (97.0%)	Shares/ Par	Market Value (000's)
Information Technology (7.1%)		
Analogic Corp.	13,000	$ 653
*ATMI, Inc.	22,600	419
*Cable Design Technologies Corp.	53,400	315
*Exar Corp.	38,000	471
Methode Electronics, Inc. — Class A	24,500	269
*MPS Group, Inc.	78,400	434
*Mykrolis Corp.	42,600	311
*Netegrity, Inc.	41,700	136
*Packeteer, Inc.	56,800	390
*Progress Software Corp.	39,300	509
*SPSS, Inc.	35,750	500
*Stellent, Inc.	13,700	61
Total		**4,468**
Materials (9.1%)		
*Airgas, Inc.	49,700	858
AptarGroup, Inc.	25,650	801
Arch Chemicals, Inc.	28,500	520
Carpenter Technology Corp.	17,800	222
Deltic Timber Corp.	21,400	571
Florida Rock Industries, Inc.	15,750	599
Gibraltar Steel Corp.	28,500	543
MacDermid, Inc.	14,200	324
Myers Industries, Inc.	35,225	377
*Symyx Technologies, Inc.	21,200	267
Wausau-Mosinee Paper Corp.	56,800	637
Total		**5,719**
Utilities (3.1%)		
Black Hills Corp.	21,400	569
Cleco Corp.	32,100	449
Otter Tail Corp.	16,300	438
Vectren Corp.	22,100	508
Total		**1,964**
Various Other Holdings (1.9%)		
First Financial Fund, Inc.	48,000	637
Russell 2000 Value Index	5,200	581
Total		**1,218**
Total Common Stock (Cost: $65,565)		**61,231**

Money Market Investments (0.7%)	Shares/ Par	Market Value (000's)
Other Holdings (0.7%)		
Reserve Investment Fund	$421,816	$ 422
Total Money Market Investments		**422**
Total Money Market Investments (Cost: $422)		**422**
Total Investments (97.7%) (Cost $65,987)/		**61,653**
Other Assets, Less Liabilities (2.3%)		**1,430**
Total Net Assets (100.0%)		**$63,083**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $66,017 and the net unrealized depreciation of investments based on that cost was $4,364 which is comprised of $2,684 aggregate gross unrealized appreciation and $7,048 aggregate gross unrealized depreciation.

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:
Maximum long-term appreciation of capital

Portfolio Strategy:
Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.

Net Assets:
$994.08 Million

The Aggressive Growth Stock Portfolio owns the stocks of emerging growth companies, generally with market capitalizations of less than $10 billion. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance.

For 2002, a year in which few equity investors were able to achieve positive returns, the Aggressive Growth Stock Portfolio had a negative return of –21.2%, underperforming the S&P MidCap 400 Index by 6.6 percentage points. Differences in return relative to the Index resulted mainly from stock selection, particularly within the technology sector, which rallied significantly in the fourth quarter. The Portfolio has 15% of assets in technology, compared with 13% for the Index, but we have limited holdings in semiconductors and software, the top-performing technology categories. Technology holdings that contributed to fourth quarter performance include Qlogic, Novellus and UTStarcom, though all these stocks were down for the year.

A positive influence on the Portfolio's performance for the year was relative strength in stocks we regard as defensive, such as Sigma-Aldrich, a supplier of specialty chemicals to the scientific community, and Ball Corp., which makes metal and plastic packaging. The Portfolio's holdings in the consumer discretionary sector had mixed results, with strength in holdings such as PETCO and Getty Images offset by weakness in some retail stocks including Kohl's and O'Reilly Automotive.

Sector Allocation 12/31/02



Information Technology 15%
Materials 4%
Energy 9%
Financials 10%
Industrials 21%
Health Care 14%
Consumer Discretionary 17%
Short-Term Investments 10%

Top 10 Holdings 12/31/02

Company	% of Net Assets
Lincare Holdings, Inc.	3.5%
The Corporate Executive Board Co.	3.0%
Expeditors International of Washington, Inc.	2.7%
Patterson Dental Co.	2.7%
Investors Financial Services Corp.	2.6%
Old Republic International Corp.	2.6%
Fiserv, Inc.	2.5%
Lamar Advertising Company - Class A	2.1%
BJ Services Co.	1.8%
Swift Transportation Co., Inc.	1.8%

Relative Performance



$60,000
50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Aggressive Growth Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	-21.15%	0.74%	9.29%
S&P MidCap 400 Index	-14.51%	6.41%	11.96%

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the midrange sector of the U.S. stock market. The index cannot be invested in directly and do not include sales charges.

As of December 31, 2002, the 400 companies in the composite had median market capitalization of $1.5 billion and a total market value of $690.7 billion. The MidCap 400 represents approximately 6.0% of the market value of Compustat's database of about 11,418 equities.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Aggressive Growth Stock Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (16.6%)		
*CDW Computer Centers, Inc.	290,400	$ 12,734
*Dollar Tree Stroes, Inc.	546,750	13,434
*Entercom Communications Corp. — Class A	271,200	12,725
Fairmont Hotels & Resorts, Inc.	488,700	11,509
*Getty Images, Inc.	547,200	16,717
*Hispanic Broadcasting Corp. — Class A	335,400	6,892
*Jones Apparel Group, Inc.	485,900	17,220
*Kohl's Corp.	287,300	16,074
*Lamar Advertising Co. — Class A	616,125	20,733
*Michaels Stores, Inc.	219,200	6,861
*O'Reilly Automotive, Inc.	469,900	11,884
*PETCO Animal Supplies, Inc.	729,000	17,087
Total		**163,870**
Energy (8.8%)		
*BJ Services Co.	559,600	18,081
*Cooper Cameron Corp.	261,200	13,013
GlobalSantaFe Corp.	422,101	10,265
*Grant Prideco, Inc.	679,425	7,909
*Nabors Industries, Ltd.	471,000	16,612
Ocean Energy, Inc.	455,500	9,096
*Weatherford International, Ltd.	312,925	12,495
Total		**87,471**
Financials (9.9%)		
Eaton Vance Corp.	252,700	7,139
Investors Financial Services Corp.	956,700	26,204
Northern Trust Corp.	177,100	6,207
Old Republic International Corp.	905,000	25,340
Radian Group, Inc.	375,600	13,954
RenaissanceRe Holdings Ltd.	135,500	5,366
SouthTrust Corp.	591,000	14,686
Total		**98,896**
Health Care (14.1%)		
*Apogent Technologies, Inc.	521,400	10,845
Biomet, Inc.	490,900	14,069
*Biovail Corp.	400,100	10,567
Health Management Associates, Inc.	374,700	6,707
*Lincare Holdings, Inc.	1,086,000	34,340
*Medlmmune, Inc.	346,600	9,417
*Patterson Dental Co.	601,750	26,321
*Province Healthcare Co.	857,650	8,345
*Shire Pharmaceuticals Group PLC, ADR	262,700	4,962
*St. Jude Medical, Inc.	113,300	4,500
*Universal Health Services, Inc. — Class B	229,600	10,355
Total		**140,428**

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Industrials (21.6%)		
*Apollo Group, Inc. — Class A	369,550	$ 16,260
*ARAMARK Corp. — Class B	584,200	13,729
*The BISYS Group, Inc.	556,100	8,842
*ChoicePoint, Inc.	124,700	4,924
Cintas Corp.	213,950	9,788
*Concord EPS, Inc.	235,750	3,711
*The Corporate Executive Board Co.	943,600	30,120
Deere & Co.	146,700	6,726
Expeditors International of Washington, Inc.	810,200	26,453
Fastenal Co.	266,700	9,972
*Fiserv, Inc.	725,565	24,633
Graco, Inc.	326,000	9,340
*Hewitt Associates, Inc. — Class A	139,500	4,421
Manpower, Inc.	88,600	2,826
Paychex, Inc.	492,100	13,730
SkyWest, Inc.	518,300	6,774
*Swift Transportation Co., Inc.	869,500	17,406
*Tetra Tech, Inc.	359,197	4,382
Total		**214,037**
Information Technology (15.0%)		
*Brooks-PRI Automation, Inc.	380,008	4,355
*Cadence Design Systems, Inc.	627,300	7,396
*Electronic Arts, Inc.	73,100	3,638
Fair, Issac and Co., Inc.	193,300	8,254
*Integtated Circuit Systems, Inc.	312,800	5,709
*Intersil Corp. — Class A	574,400	8,007
*Intuit, Inc.	311,971	14,638
*Jabil Circuit, Inc.	611,500	10,958
*Keane, Inc.	506,700	4,555
*Mettler — Toledo International, Inc.	209,000	6,701
Microchip Technology, Inc.	683,275	16,705
*Novellus Systems, Inc.	388,800	10,918
*QLogic Corp.	257,800	8,897
*Semtech Corp.	411,200	4,490
*UTStarcom, Inc.	570,700	11,317
*VeriSign, Inc.	110,300	885
*Waters Corp.	286,000	6,229
*Zebra Tehnologies Corp. — Class A	278,100	15,934
Total		**149,586**
Materials (3.8%)		
Ball Corp.	135,400	6,931
Praxair, Inc.	297,700	17,198
Sigma-Aldrich Corp.	285,300	13,894
Total		**38,023**
Total Common Stock (Cost: $932,403)		**892,311**

Aggressive Growth Stock Portfolio

Money Market Investments (10.5%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.6%)		
Federal Home Loan Bank, 1.24%, 3/7/03	$ 6,000,000	$ 5,987
Total		**5,987**
Finance Lessors (2.0%)		
Receivables Capital Corp., 1.35%, 1/21/03	20,000,000	19,985
Total		**19,985**
Finance Services (1.9%)		
Preferred Receivable Funding, 1.35%, 1/9/03	18,600,000	18,594
Total		**18,594**
Miscellaneous Business Credit Institutions (2.0%)		
Quincy Capital Corp., 1.37%, 1/21/03	20,000,000	19,985
Total		**19,985**

Money Market Investments (10.5%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions (4.0%)		
Salomon Smith Barney Hld, 1.325%, 1/24/03	$20,000,000	$ 19,984
Toyota Motor Credit Co., 1.31%, 1/27/03	20,000,000	19,981
Total		**39,965**
Total Money Market Investments (Cost: $104,515)		**104,516**
Total Investments (100.3%) (Cost $1,036,918)/		**996,827**
Other Assets, Less Liabilities (-0.3%)		**(2,752)**
Total Net Assets (100.0%)		**$994,075**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $1,051,359 and the net unrealized depreciation of investments based on that cost was $54,532 which is comprised of $85,872 aggregate gross unrealized appreciation and $140,404 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term capital appreciation	Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.	$35.37 million

The International Growth Stock Portfolio invests in common stocks of companies that are headquartered or trade primarily on exchanges outside the United States and that are expected to grow more rapidly than market averages. Holdings are selected for their individual characteristics and growth prospects, with only minor consideration given to size, geography, and industry group. Stocks are selected through fundamental analysis of their financial soundness and potential for growth, with emphasis on distinctiveness of products or services and strong market positions. Stocks under consideration are carefully analyzed to make sure the promise of growth is not already reflected in the stock price, with technical analysis used as a further check on the relationship between price, value and market trends.

In a year of negative returns for nearly all major international markets, the International Growth Portfolio produced a negative return, but outperformed its benchmark, the EAFE Index. Good relative performance resulted mainly from favorable stock selection, with some concentration in defensive industry groups that are not highly sensitive to economic conditions. Holdings in this category include large consumer products companies such as Reckitt Benckiser and Unilever. Since tobacco companies tend to be relatively immune to economic weakness, we have been successful with holdings Gallaher and Swedish Match.

A notable industry weighting is in autos: BMW AG, Porsche AG and Honda all performed well during the year, though with some weakness at year end. Several Canadian companies contributed to performance, including Royal Bank of Canada and Cott, although both positions have been reduced somewhat. In anticipation of renewed economic growth in many international markets, we have begun adding or increasing positions in names with more cyclical exposure, such as Samsung Electronics, Atlas Copco, Daily Mail & General Trust, and BASF.

Because of the Portfolio's strong orientation to growth, we own stocks of many smaller companies, which often have greater growth potential than more mature, larger companies. In many cases these stocks are not widely followed, and their prices do not reflect their fundamental value and growth potential. Examples are Jarvis PLC, a British support services company, Neopost, a French mailing equipment manufacturer, and Medion, a German consumer electronics distributor.

Sector Allocation 12/31/02


Financials 16%
Consumer Non-Cyclical 12%
Consumer Cyclical 24%
Short-Term Investments 2%
10% Industrial Goods & Services
10% Technology/ Telecommunications
8% Energy
7% Transportation/ Utilities
6% Health Care
5% Basic Materials

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Anglo Irish Bank Corp PLC - Ireland	1.8%
Reckitt Benckiser PLC - U.K.	1.5%
Rank Group PLC - U.K.	1.5%
Swedish Match AB - Sweden	1.4%
Belluna Co., LTD. - Japan	1.4%
Saipem SPA - Italy	1.4%
Esprit Holdings Limited - Hong Kong	1.4%
ResMed, Inc. - Australia	1.3%
Corporacion Mapfre - Spain	1.3%
IHC Caland NV - Netherlands	1.2%

Relative Performance


$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
International Growth Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception
International Growth Portfolio	-12.34%	-14.98%
EAFE Index	-15.66%	-15.25%

*inception date of 7/31/01

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Basic Materials (5.4%)			
*Arcelor	Luxembourg	18,700	$ 230
BASF AG	Germany	6,415	242
*Billerud	Sweden	16,498	180
Norske Skogindustrier ASA	Norway	8,575	121
*Novozymes A/S — B Shares	Denmark	11,200	234
Rio Tinto Ltd.	Australia	12,200	233
*Solvay SA	Belgium	5,400	373
UPM-Kymmene OYJ	Finland	9,600	308
Total			**1,921**
Consumer Cyclical (24.1%)			
Bayerische Motoren Werke AG	Germany	9,000	273
*Belluna Co., Ltd.	Japan	14,520	504
Berkeley Group PLC	United Kingdom	27,975	267
Beru AG	Germany	9,300	415
Bridgestone Corp.	Japan	30,000	372
*British Sky Broadcasting Group PLC	United Kingdom	30,695	316
Carnival Corp.	Panama	4,350	109
*Compass Group PLC	United Kingdom	51,275	272
*Daily Mail and General Trust	United Kingdom	16,550	155
*Denway Motors Limited	Hong Kong	1,000,000	340
Electrolux AB — Series B	Sweden	20,000	316
*Esprit Holdings Ltd.	Hong Kong	284,500	478
Folli-Folli SA	Greece	15,600	265
*Fuji Heavy Industries, Ltd.	Japan	56,000	222
Game Group PLC	United Kingdom	155,000	90
Greek Organization Of Football Prog-nostics	Greece	21,240	224
*HMV Group PLC	United Kingdom	101,335	194
*Honda Motor Co., Ltd.	Japan	9,000	333

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Consumer Cyclical continued			
*Hyundai Motor Co., Ltd.	Republic Of Korea	11,000	$ 257
*Inditex	Spain	6,700	158
Medion AG	Germany	6,050	211
MFI Furniture Group PLC	United Kingdom	110,760	197
*NCSoft Corp.	Republic Of Korea	1,390	121
Nintendo Co., Ltd.	Japan	1,900	178
*Porsche AG	Germany	850	353
*PSA Peugeot Citroen	France	4,250	173
Rank Group PLC	United Kingdom	121,400	520
*Swatch Group AG	Switzerland	2,850	237
Vivendi Universal SA	France	14,250	230
*Volkswagen AG	Germany	6,300	228
*Walmart de Mexico — Series V	Mexico	104,000	237
Wolseley PLC	United Kingdom	31,770	267
Total			**8,512**
Consumer Non-Cyclical (11.8%)			
*Burberry Group PLC	United Kingdom	44,305	160
Cadbury Schweppes PLC	United Kingdom	19,000	118
*Cott Corp.	Canada	16,700	298
*Gallaher Group PLC	United Kingdom	36,550	363
*Interbrew	Belgium	5,500	130
*Kao Corp.	Japan	6,000	132
Kook Soon Dang Brewer Co., Ltd.	South Korea	8,400	189
Luxottica Group SPA, ADR	Italy	20,900	285
*Nestle SA	Switzerland	1,690	358
*Pernod-Ricard SA	France	1,200	116
*Puma AG Rudolf Dassler Sport	Germany	1,790	122
Reckitt Benckiser PLC	United Kingdom	27,500	534
Shiseido Co., Ltd	Japan	29,000	377
Swedish Match AB	Sweden	65,000	511
Unilever PLC	United Kingdom	35,500	338

International Growth Portfolio

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Consumer Non-Cyclical continued			
*Wella AG	Germany	2,200	$ 133
Total			**4,164**
Energy (7.7%)			
*ENI SPA	Italy	16,000	254
*IHC Caland NV	Netherlands	8,000	422
*Precision Drilling Corp.	Canada	6,760	218
Royal Dutch Petroleum	Netherlands	6,500	286
Saipem SPA	Italy	71,800	481
Suncor Energy, Inc.	Canada	19,000	297
*Technip	France	2,205	158
*TGS Nopec Geophysical Co. ASA	Norway	24,000	189
Total Fina Elf SA	France	2,850	407
Total			**2,712**
Financials (16.3%)			
Aegon NV	Netherlands	21,250	273
*Anglo Irish Bank Co.	Ireland	90,000	640
*BNP Paribas SA	France	7,000	285
Cattles PLC	United Kingdom	26,200	122
*Converium Holding AG	Switzerland	3,500	170
*Corporacion Mapfre	Spain	57,000	462
*Danske Bank	Denmark	23,200	383
*Deutsche Boerse AG	Germany	8,600	343
*Grupo Financiero BBVA Bancomer	Mexico	266,320	201
*HSBC Holdings PLC	United Kingdom	22,400	245
ING Groep NV	Netherlands	13,500	229
*Intrum Justitia AB	Sweden	15,800	73
*Irish Life & Permanent	Ireland	25,500	276
Lloyds TSB Group PLC	United Kingdom	34,000	244
Man Group PLC	United Kingdom	25,000	357
Manulife Financial	Canada	8,000	174
Muenchener Rueckversicherungs-Gesellschaft AG	Germany	875	105
*OTP Bank RT	Hungary	27,600	271
Royal Bank of Canada	Canada	9,520	349

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Financials continued			
Royal Bank Of Scotland Group PLC	United Kingdom	13,190	$ 316
Swiss Reinsurance Co.	Switzerland	4,000	262
Total			**5,780**
Healthcare (6.2%)			
*Elekta AB — Class B	Sweden	32,300	326
*Nobel Biocare Holding AG	Switzerland	2,695	173
*Novartis AG	Switzerland	5,700	208
*Perbio Science AB	Sweden	5,300	60
*Resmed	Australia	15,200	464
Synthes Stratec, Inc.	Switzerland	513	315
Takeda Chemical Industries	Japan	7,000	293
*Taro Pharmaceutical Industries, Ltd.	Israel	5,200	196
Teva Pharmaceutical Industries Ltd., ADR	Israel	3,755	145
Total			**2,180**
Industry Goods and Services (9.8%)			
*Alfa Laval AB	Sweden	12,040	97
*Amcor Ltd.	Australia	39,145	187
Atlas Copco AB — A shares	Sweden	13,650	266
BAE Systems PLC	United Kingdom	64,275	128
Group 4 Falck A/S	Denmark	7,800	165
*Grupo Ferrovial	Spain	16,500	419
Huhtamaki OYJ	Finland	30,000	301
*Jarvis PLC	United Kingdom	22,490	101
*Meggitt PLC	United Kingdom	109,600	311
*Neopost SA	France	10,000	322
*Schindler Holdings	Switzerland	1,295	252
*Serco Group PLC	United Kingdom	59,750	147
*SGS Societe Generale de Surveillance Holding SA	Switzerland	1,140	343
Vestas Wind Systems A/S	Denmark	8,100	81

International Growth Portfolio

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Industry Goods and Services continued			
Vinci SA	France	6,250	$ 352
Total			**3,472**
Technology (6.5%)			
ASM Pacific Technology Ltd.	Hong Kong	62,500	123
*ASML Holding NV	Netherlands	9,900	83
Canon, Inc.	Japan	6,000	226
*INFOSYS Technologies Ltd.	India	2,250	224
*Logitech International-Reg	Switzerland	13,600	405
Nokia OYJ	Finland	14,000	223
*Riverdeep Group PLC	Ireland	96,450	142
Royal Philips Electronics NV	Netherlands	11,000	193
Samsung Electronics Co., Ltd.	South Korea	970	257
*Sap AG	Germany	2,520	198
Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	67,100	82
*Tandberg ASA	Norway	27,100	156
Total			**2,312**
Telecommunications (2.5%)			
*KDDI Corp.	Japan	50	162
*Orange SA	France	40,000	277
Pt Telekomunikasi Indonesia	Indonesia	415,500	179
*Vodafone Group PLC	United Kingdom	153,350	279
Total			**897**
Transportation (4.0%)			
Brisa Auto Estradas de Portugal SA	Portugal	72,000	399
*EasyJet PLC	United Kingdom	48,545	214
Exel PLC	United Kingdom	26,015	288
Fraport AG	Germany	9,000	161
Macquarie Infrastructure Group	Australia	200,500	361
Total			**1,423**

Foreign Common Stock (97.7%)	Country	Shares/ Par	Market Value (000's)
Utilities (3.4%)			
Centrica PLC	United Kingdom	104,900	$ 289
Italgas S.P.A.	Italy	19,500	265
National Grid Group PLC	United Kingdom	46,180	339
*Snam Rete Gas	Italy	38,500	131
*Suez Lyonnaise des Eaux SA	France	10,700	186
Total			**1,210**
Total Foreign Common Stock (Cost: $36,919)			**34,583**

Money Market Investments (2.3%)		
Short Term Business Credit (2.3%)		
Old Line Funding Corp., 1.38%, 1/15/03	$800,000	800
Total Money Market Investments (Cost: $800)		**800**
Total Investments (100.0%) (Cost $37,719)^		**35,383**
Other Assets, Less Liabilities (0.0%)		**(10)**
Total Net Assets (100.0%)		**$35,373**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $37,917 and the net unrealized depreciation of investments based on that cost was $2,534 which is comprised of $4,171 aggregate gross unrealized appreciation and $6,705 aggregate gross unrealized depreciation.

* Non-Income Producing

Investment Percentage by Country:

United Kingdom	20.3%
Germany	7.9%
Japan	7.9%
Switzerland	7.7%
France	7.1%
Other	49.1%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:
Long-term appreciation of capital through diversification into markets outside the United States

Portfolio Strategy:
Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.

Net Assets:
$563.10 million

The Franklin Templeton International Equity Portfolio offers the opportunity to participate in the growth of companies in countries throughout the world, particularly those with expanding economies. In selecting investments, the principal focus is on identifying undervalued stocks of companies with strong finances and good long-term growth opportunities, rather than on choosing specific industry groups or regions of the world in which to invest. The Portfolio is normally fully invested in equity securities.

The Portfolio underperformed the EAFE Index by approximately two percentage points during 2002; most of this underperformance came in the fourth quarter of the year and resulted from extreme volatility of a few stocks. Total return for both the Portfolio and the Index was negative for the year, as world economies and equity markets trended generally down. Largely because of weakness in the U.S. dollar relative to other currencies, the EAFE index was down significantly less than the S&P 500 in 2002.

News about Asian markets tends to focus on Japan, a nation that has been in recession for a decade; the Portfolio's representation in Japan is half that of the EAFE Index. Other Asian economies are experiencing growth, and we are finding better opportunities in Hong Kong, which provides access to the rapidly growing Chinese market, and South Korea, with one of Asia's strongest economies. Two of the Portfolio's ten largest holdings, Samsung Electronics and KT Corp, South Korea's leading telephone company, are Korean companies.

European markets struggled during 2002; most were down more than 20% in local currency, and the German market was off more than 40%. As always, individual stock selection is the main focus of the Portfolio, and sharp drops in stocks of some quality companies have created significant buying opportunities. During the year we added to positions in several holdings including Aventis, a French pharmaceutical company; Shire Pharmaceuticals in the U.K., and E.ON and Deutsche Post in Germany. We reduced positions in Samsung Electronics and Australia & New Zealand Banking Group, which contributed to performance early in the year, and liquidated Elan Corp., which had hurt performance. A new investment in the second half of the year was Suez SA, a French power company that experienced a sharp price drop because of concerns about power holdings in the U.S. Another new holding is Atlas Copco, a leading global machinery company that has performed well; this is a premier company with excellent long-term prospects.

The Franklin Templeton International Equity Portfolio is managed for Northwestern Mutual by Templeton Investment Counsel, Inc.

Asset Allocation 12/31/02



Continental Europe 45%
17% United Kingdom
22% Asia
2% Latin America/ Caribbean
6% North America
5% Australia/ New Zealand
2% Mid-East/Africa
Short-Term Investments 1%

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Societé Bic SA - France	2.1%
Suez SA - France	2.0%
Swiss Reinsurance Co. - Switzerland	2.0%
Riunione Adriatica di Sicurta SPA - Italy	1.9%
Samsung Electronics Co. LTD - South Korea	1.9%
Nestle SA - Switzerland	1.9%
KT Corp. South Korea	1.9%
Aventis SA - France	1.9%
Repsol YPF SA - Spain	1.8%
Atlas Copco AB - Sweden	1.8%

Relative Performance



$30,000
26,000
22,000
18,000
14,000
10,000
4/93 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
Franklin Templeton International Equity Portfolio	-17.40%	-1.92%	6.02%
EAFE Index	-15.66%	-2.61%	2.40%

*inception date of 4/30/93

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U.S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 4/30/93 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Automobiles & Components (3.0%)			
Autoliv, Inc.	Sweden	169,780	$ 3,553
GKN PLC	United Kingdom	2,091,540	6,760
Valeo SA	France	210,000	6,589
Total			**16,902**
Banks (7.9%)			
Australia & New Zealand Banking Group, Ltd.	Australia	888,221	8,678
Banca Nazionale Del Lavoro SPA	Italy	3,529,070	3,907
*Dbs Group Holdings, Ltd.	Singapore	1,192,000	7,560
HSBC Holdings PLC	United Kingdom	530,937	5,804
Lloyds TSB Group PLC	United Kingdom	1,165,150	8,366
Nordea AB	Sweden	1,793,590	8,037
Nordea AB (NDA)	Sweden	491,780	2,167
Total			**44,519**
Basic Materials (3.5%)			
BASF AG	Germany	258,500	9,739
Norske Skogindustrier	Norway	684,860	9,688
Total			**19,427**
Capital Goods (10.3%)			
Alstom SA	France	903,114	4,502
Atlas Copco AB — Class A	Sweden	523,450	10,212
BAE Systems PLC	United Kingdom	2,125,020	4,242
Hutchison Whampoa, Ltd.	Hong Kong	1,199,000	7,503
Invensys PLC	United Kingdom	4,527,820	3,845
KCI Konecranes International PLC	Finland	342,900	8,381
Kurita Water Industries, Ltd.	Japan	580,000	5,841
Rolls-Royce PLC	United Kingdom	2,061,590	3,551
Volvo AB — Class B	Sweden	608,220	9,911
Total			**57,988**
Commercial Services & Supplies (2.1%)			
Societe Bic SA	France	349,140	12,036
Total			**12,036**

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Consumer Cyclical (1.5%)			
Volkswagen AG	Germany	230,450	$ 8,343
Total			**8,343**
Consumer Durables & Apparel (2.4%)			
Royal Philips Electronics NV	Netherlands	576,875	10,110
Sony Corporation	Japan	77,300	3,231
Total			**13,341**
Diversified Financials (3.2%)			
ING Groep NV	Netherlands	436,000	7,384
Nomura Holdings, Inc.	Japan	332,400	3,737
Swire Pacific Limited — Class A	Hong Kong	1,260,500	4,825
Swire Pacific Limited — Class B	Hong Kong	3,534,200	2,255
Total			**18,201**
Energy (7.5%)			
CNOOC Limited	China	293,360	7,642
ENI SPA	Italy	416,325	6,619
Husky Energy, Inc.	Canada	485,610	5,063
Repsol Ypf SA	Spain	783,780	10,364
Shell Transport & Trading Company PLC	United Kingdom	1,428,430	9,405
Total Fina Elf SA	France	21,182	3,025
Total			**42,118**
Food & Drug Retailing (1.6%)			
J. Sainsbury PLC	United Kingdom	2,034,900	9,132
Total			**9,132**
Food Beverage & Tobacco (3.2%)			
Nestle SA	Switzerland	50,220	10,642
Unilever PLC	United Kingdom	773,990	7,364
Total			**18,006**
Health Care Equipment & Services (1.4%)			
Amersham PLC	United Kingdom	883,370	7,842
Mayne Nickless, Ltd.	Australia	10	0
Total			**7,842**

Franklin Templeton International Equity Portfolio

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Insurance (10.0%)			
ACE Ltd.	Bermuda	330,080	$ 9,685
Axa SA	France	433,842	5,823
Riunione Adriatica Di Sicurta SPA	Italy	902,240	10,983
Sompo Japan Insurance, Inc.	Japan	1,586,000	9,262
Swiss Reinsurance	Switzerland	170,200	11,163
XL Capital, Ltd. — Class A	Bermuda	122,550	9,467
Total			**56,383**
Materials (6.9%)			
Akzo Nobel NV	Netherlands	316,250	10,033
AngloGold Limited, ADR	South Africa	113,870	3,901
Bayer AG	Germany	263,150	5,523
Broken Hill Property Billiton, Ltd.	Australia	1,743,580	9,965
Stora Enso OYJ — Class R	Finland	842,680	8,887
Stora Enso OYJ — R Shares	Finland	29,567	307
Total			**38,616**
Media (2.0%)			
United Business Media PLC	United Kingdom	1,463,910	6,835
Wolters Kluwer NV	Netherlands	252,530	4,399
Total			**11,234**
Pharmaceuticals & Biotechnology (4.7%)			
Aventis SA	France	194,710	10,585
*CK Life Sciences International, Inc.	Hong Kong	29,640	5
Ono Pharmaceutical Co., Ltd.	Japan	266,000	8,047
Shire Pharmaceuticals Group	United Kingdom	1,209,710	7,741
Total			**26,378**
Real Estate (0.5%)			
Cheung Kong Holdings, Ltd.	Hong Kong	441,000	2,870
Total			**2,870**
Retailing (1.7%)			
Marks & Spencer Group PLC	United Kingdom	1,891,701	9,593
Total			**9,593**

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Software and Computer Services (1.0%)			
Check Point Software Tech	Israel	442,150	$ 5,735
Total			**5,735**
Technology Hardware & Equipment (3.2%)			
*Hitachi, Ltd.	Japan	1,973,000	7,565
Samsung Electronics	South Korea	40,200	10,643
Total			**18,208**
Telecommunication Services (9.5%)			
BCE, Inc.	Canada	380,910	6,872
Cable & Wireless PLC	United Kingdom	2,428,130	1,749
Compania de Tele-comunicaciones de Chile SA, ADR	Chile	154,985	1,486
KT Corp. Spons, ADR	South Korea	491,440	10,590
Nippon Telegraph & Telephone Corporation	Japan	2,084	7,569
Philippine Long Distance Telephone, ADR	Philippines	309,100	1,555
PT Indosat, ADR	Indonesia	219,970	2,365
Telecom Corporation of New Zealand Limited	New Zealand	2,907,170	6,888
*Telefonica SA, ADR	Spain	172,867	4,593
Telefonos de Mexico SA, ADR	Mexico	301,444	9,640
Total			**53,307**
Transportation (3.6%)			
British Airways PLC	United Kingdom	1,228,800	2,671
Deutsche Post AG	Germany	935,920	9,831
Nippon Express Co., Ltd.	Japan	2,026,000	7,939
Total			**20,441**

Franklin Templeton International Equity Portfolio

Foreign Common Stock (98.7%)	Country	Shares/ Par	Market Value (000's)
Utilities (8.0%)			
E.On AG	Germany	187,200	$ 7,544
Endesa SA	Spain	574,510	6,722
Hong Kong Electric Holdings Limited	Hong Kong	1,794,500	6,800
Iberdrola SA	Spain	467,480	6,549
International Power PLC	United Kingdom	2,038,344	3,142
Korea Electric Power Corp.	South Korea	192,390	2,960
Suez Lyonnaise	France	657,010	11,404
Total			**45,121**
Total Foreign Common Stock (Cost: $672,686)			**555,741**

Preferred Stock (0.6%)			
Energy (0.6%)			
Petroleo Brasileiro SA	Brazil	274,860	3,603
Total Preferred Stock (Cost: $5,746)			**3,603**

Money Market Investments (0.6%)	Country	Shares/ Par	Market Value (000's)
Short Term Business Credit (0.6%)			
UBS Finance LLC, 1.2%, 1/2/03	United States	$3,200,000	$ 3,200
Total Money Market Investments (Cost: $3,200)			**3,200**
Total Investments (99.9%) (Cost $681,632)^			**562,544**
Other Assets, Less Liabilities (0.1%)			**558**
Total Net Assets (100.0%)			**$563,102**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $682,917 and the net unrealized depreciation of investments based on that cost was $120,373 which is comprised of $45,026 aggregate gross unrealized appreciation and $165,399 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

Investment Percentage by Country:

Country	Percentage
United Kingdom	17.4%
France	9.6%
Japan	9.4%
Germany	7.3%
Sweden	6.0%
Other	50.3%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400 Index.

Net Assets:
$225.41 million

The Index 400 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index. This index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. Of the 400 stocks, 281 are listed on the New York Stock Exchange, 116 on NASDAQ, and 3 on the American Stock Exchange.

As of December 31, 2002, the 400 companies in the index had a median market capitalization of $1.5 billion and total market value of $703 billion. For comparison, the 500 large stocks in the S&P 500 Index had a median market capitalization of $6.8 billion and total market value of $8,107 billion.

The Index 400 Portfolio provides participation in the performance of mid-sized companies in the U.S. equity market. The Portfolio continues to achieve its objective of matching the results of the S&P 400 MidCap Index before expenses.

Sector Allocation 12/31/02



Financials 18%
Energy 7%
Consumer Staples 5%
Consumer Discretionary 16%
Utilities 7%
S&P MidCap 400 Index Futures 4%
12% Health Care
13% Industrials
12% Information Technology
5% Materials
1% Telecommunications

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
M&T Bank Corp.	1.0%
The Washington Post Company - Class B	1.0%
Affiliated Computer Services, Inc. - Class A	0.9%
Gilead Sciences, Inc.	0.9%
Symantec Corp.	0.8%
Weatherford International, Ltd.	0.7%
IDEC Pharmaceuticals Corp.	0.7%
Microchip Technology Inc.	0.7%
National Commerce Financial Corp.	0.7%
American Water Works Company, Inc.	0.6%

Relative Performance



$14,000
13,000
12,000
11,000
10,000
4/99
12/99
12/00
12/01
12/02
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Index 400 Stock Portfolio	-14.54%	3.21%
S&P MidCap 400 Index	-14.51%	3.49%

*inception date of 4/30/99

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2002, the 400 companies in the composite had median market capitalization of $1.5 billion and a total market value of $690.7 billion. The MidCap 400 represents approximately 6.0% of the market value of Compustat's database of about 11,418 equities. The index cannot be invested in directly and do not include sales charges.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and *Standard & Poor's makes no representation regarding the advisability of investing in the funds.*

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (16.0%)		
#*99 Cents Only Stores	21,533	$ 578
*Abercrombie & Fitch Co. — Class A	30,400	622
*American Eagle Outfitters, Inc.	22,150	305
ArvinMeritor, Inc.	20,850	348
Bandag Inc.	5,900	228
*Barnes & Noble, Inc.	20,700	374
Belo Corp.—Class A	34,400	733
*BJ's Wholesale Club, Inc.	21,800	399
Blyth, Inc.	14,200	380
Bob Evans Farms, Inc.	10,900	255
*Borders Group, Inc.	25,100	404
BorgWarner, Inc.	8,200	413
*Brinker International, Inc.	30,050	969
*Callaway Golf Co.	23,300	309
*CarMax, Inc.	31,600	565
*Catalina Marketing Corp.	16,800	311
CBRL Group, Inc.	16,100	485
*CDW Computer Centers, Inc.	25,800	1,131
*The Cheesecake Factory, Inc.	15,500	560
Claire's Stores, Inc.	15,000	331
Clayton Homes, Inc.	42,200	514
*Coach, Inc.	27,200	895
*Copart, Inc.	27,900	330
D.R. Horton, Inc.	44,900	779
*Dollar Tree Stores, Inc.	35,000	860
*Emmis Communications Corp. — Class A	16,300	340
*Entercom Communications Corp. — Class A	15,300	718
*Extended Stay America, Inc.	28,800	425
Federal Signal Corp.	14,600	284
*Furniture Brands International, Inc.	17,300	413
*Gentex Corp.	23,200	734
*GTECH Holdings Corp.	17,600	490
Harte-Hanks, Inc.	28,250	527
*Hispanic Broadcasting Corp. — Class A	33,300	684
International Speedway Corp. — Class A	16,300	608
*Krispy Kreme Doughnuts, Inc.	16,700	564
*Lear Corp.	20,100	669
Lee Enterprises, Inc.	13,600	456
Lennar Corp.	19,800	1,022
*Macrovision Corp.	15,600	250
*Mandalay Resort Group	21,000	643
Media General, Inc. — Class A	7,100	426
*Michaels Stores, Inc.	20,400	639
Modine Manufacturing Co.	10,300	182
*Mohawk Industries, Inc.	20,500	1,167
Consumer Discretionary continued		
*The Neiman Marcus Group, Inc. — Class A	14,700	$ 447
Outback Steakhouse, Inc.	23,500	809
*Papa John's International, Inc.	6,000	167
*Park Place Entertainment Corp.	92,500	777
*Payless ShoeSource, Inc.	6,914	356
*PETsMART, Inc.	41,400	709
Pier 1 Imports, Inc.	28,700	543
The Reader's Digest Association, Inc. — Class A	30,600	462
Ross Stores, Inc.	24,100	1,022
*Saks, Inc.	43,700	513
*Scholastic Corp.	12,000	431
*Six Flags, Inc.	28,400	162
Superior Industries International, Inc.	8,100	335
*The Timberland Co. — Class A	11,500	410
*Unifi, Inc.	16,500	87
*United Rentals, Inc.	23,500	253
The Washington Post Co. — Class B	2,900	2,141
*Westwood One, Inc.	32,800	1,225
*Williams-Sonoma, Inc.	35,300	958
Total		**36,126**
Consumer Staples (5.4%)		
Church & Dwight Co., Inc.	12,200	371
*Constellation Brands, Inc. — Class A	27,400	650
*Dean Foods Co.	27,776	1,030
The Dial Corp.	29,100	593
Dole Food Company, Inc.	17,200	560
Dreyer's Grand Ice Cream, Inc.	10,700	759
Hormel Foods Corp.	42,600	994
Interstate Bakeries Corp.	13,500	206
The J.M. Smucker Co.	15,196	605
Lancaster Colony Corp.	11,200	438
Longs Drug Stores Corp.	11,700	243
McCormick & Company, Inc.	42,900	995
PepsiAmericas, Inc.	47,200	634
Ruddick Corp.	14,200	194
Sensient Technologies Corp.	14,500	326
*Smithfield Foods, Inc.	33,500	665
Tootsie Roll Industries, Inc.	15,860	487
Tyson Foods, Inc. — Class A	108,340	1,215
Universal Corp.	8,000	296
*Whole Foods Market, Inc.	17,600	928
Total		**12,189**
Energy (7.1%)		
*Cooper Cameron Corp.	16,600	827
ENSCO International, Inc.	45,600	1,343
*FMC Technologies, Inc.	20,069	410

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Energy continued		
*Forest Oil Corp.	14,400	$ 398
*Grant Prideco, Inc.	34,100	397
*Hanover Compressor Co.	20,100	185
Helmerich & Payne, Inc.	15,300	427
Murphy Oil Corp.	28,000	1,200
*National Oilwell, Inc.	24,800	542
Noble Energy, Inc.	17,600	661
Ocean Energy, Inc.	53,900	1,076
Overseas Shipholding Group, Inc.	10,600	190
*Patterson-UTI Energy, Inc.	24,200	730
*Pioneer Natural Resources Co.	35,600	899
*Pride International, Inc.	40,900	609
*Smith International, Inc.	31,100	1,014
Tidewater, Inc.	18,600	578
Valero Energy Corp.	32,400	1,197
*Varco International, Inc.	29,662	516
*Weatherford International, Ltd.	39,900	1,594
Western Gas Resources, Inc.	10,100	372
XTO Energy, Inc.	38,100	941
Total		**16,106**
Financials (18.2%)		
A.G. Edwards, Inc.	24,400	804
*Allmerica Financial Corp.	16,300	165
American Financial Group, Inc.	21,100	487
*AmeriCredit Corp.	46,800	362
AmerUs Group Co.	12,200	345
Arthur J. Gallagher & Co.	27,100	796
Associated Banc-Corp.	23,209	788
Astoria Financial Corp.	27,200	738
Bank of Hawaii Corp.	20,900	635
Banknorth Group, Inc.	45,500	1,028
Brown & Brown, Inc.	21,100	682
City National Corp.	15,300	673
The Colonial BancGroup, Inc.	37,900	452
Commerce Bancorp, Inc.	20,600	890
Compass Bancshares, Inc.	39,500	1,235
*E*TRADE Group, Inc.	112,100	545
Eaton Vance Corp.	21,300	602
Everest Re Group, Ltd.	15,700	868
Fidelity National Financial, Inc.	29,240	960
First Virginia Banks, Inc.	22,050	821
FirstMerit Corp.	26,000	563
Greater Bay Bancorp	15,700	271
GreenPoint Financial Corp.	30,400	1,373
HCC Insurance Holdings, Inc.	19,100	470
Hibernia Corp. — Class A	48,500	934
Horace Mann Educators Corp.	12,500	192
Hospitality Properties Trust	19,200	676
Independence Community Bank Corp.	17,500	444
*IndyMac Bancorp, Inc.	17,600	325
*Investment Technology Group, Inc.	14,800	331
Investors Financial Services Corp.	19,800	542
*LaBranche & Co., Inc.	18,100	482

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Financials continued		
Legg Mason, Inc.	19,900	$ 966
Leucadia National Corp.	17,000	634
Liberty Property Trust	23,200	741
M&T Bank Corp.	28,200	2,237
Mercantile Bankshares Corp.	21,400	826
Metris Companies, Inc.	17,800	44
The MONY Group, Inc.	14,600	350
National Commerce Financial Corp.	63,225	1,508
Neuberger Berman, Inc.	21,400	717
New Plan Excel Realty Trust, Inc.	29,700	567
New York Community Bancorp, Inc.	33,000	953
*Ohio Casualty Corp.	18,600	241
Old Republic International Corp.	36,900	1,033
The PMI Group, Inc.	27,700	832
Protective Life Corp.	21,100	581
Provident Financial Group, Inc.	14,900	388
Radian Group, Inc.	29,100	1,081
Roslyn Bancorp, Inc.	25,700	463
SEI Investments Co.	33,200	902
*Silicon Valley Bancshares	13,600	248
Sovereign Bancorp, Inc.	80,000	1,124
StanCorp Financial Group, Inc.	9,100	445
TCF Financial Corp.	22,900	1,001
Unitrin, Inc.	20,800	608
Waddell & Reed Financial, Inc. — Class A	24,600	484
Webster Financial Corp.	14,700	512
Westamerica Bancorporation	10,300	414
Wilmington Trust Corp.	20,100	637
Total		**41,016**
Health Care (11.6%)		
*AdvancePCS	28,300	629
*Apogent Technologies, Inc.	32,800	682
*Apria Healthcare Group, Inc.	16,800	374
*Barr Laboratories, Inc.	13,400	872
Beckman Coulter, Inc.	19,000	561
*Charles River Laboratories	13,700	527
*Covance, Inc.	18,500	455
*Cytyc Corp.	37,700	385
DENTSPLY International, Inc.	23,950	892
*Edwards Lifesciences Corp.	18,300	466
*Express Scripts, Inc. — Class A	24,100	1,158
*First Health Group Corp.	31,100	757
*Gilead Sciences, Inc.	60,100	2,044
*Health Net, Inc.	38,400	1,014
*Henry Schein, Inc.	13,400	603
Hillenbrand Industries, Inc.	18,900	913
ICN Pharmaceuticals, Inc.	25,400	277
*IDEC Pharmaceuticals Corp.	46,800	1,553
*Incyte Genomics, Inc.	20,700	94
*IVAX Corp.	59,625	723
*LifePoint Hospitals, Inc.	12,100	362
*Lincare Holdings, Inc.	32,600	1,031

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Millennium Pharmaceuticals, Inc.	87,200	$ 692
Mylan Laboratories, Inc.	38,400	1,340
Omnicare, Inc.	28,900	689
*Oxford Health Plans, Inc.	27,000	984
*PacifiCare Health Systems, Inc.	10,900	306
*Patterson Dental Co.	20,900	914
*Perrigo Co.	22,200	270
*Protein Design Labs, Inc.	27,300	232
*Sepracor, Inc.	25,800	249
*Sicor, Inc.	35,600	564
*STERIS Corp.	21,100	512
*Triad Hospitals, Inc.	22,739	678
*Universal Health Services, Inc. — Class B	18,400	830
*Varian Medical Systems, Inc.	20,900	1,037
*Vertex Pharmaceuticals, Inc.	23,300	369
*VISX, Inc.	16,400	157
Total		**26,195**
Industrials (12.6%)		
*AGCO Corp.	22,900	506
Airborne, Inc.	14,800	219
*Alaska Air Group, Inc.	8,100	175
*Albany International Corp. — Class A	9,926	205
Alexander & Baldwin, Inc.	12,600	325
AMETEK, Inc.	10,100	389
Banta Corp.	7,700	241
*The BISYS Group, Inc.	36,600	582
C.H. Robinson Worldwide, Inc.	25,900	808
*Career Education Corp.	13,900	556
Carlisle Companies, Inc.	9,300	385
*Ceridian Corp.	45,500	656
*Certegy, Inc.	21,200	520
*CheckFree Corp.	23,900	382
*ChoicePoint, Inc.	26,300	1,039
CNF, Inc.	15,100	502
*CSG Systems International, Inc.	15,800	216
*DeVry, Inc.	21,400	355
Donaldson Company, Inc.	13,500	486
*DST Systems, Inc.	36,800	1,309
*The Dun & Bradstreet Corp.	22,800	786
*Dycom Industries, Inc.	14,700	195
*Education Management Corp.	10,700	402
*EGL, Inc.	15,000	214
*Energizer Holdings, Inc.	27,000	753
Expeditors International of Washington, Inc.	31,900	1,042
Fastenal Co.	23,300	871
*Flowserve Corp.	16,900	250
GATX Corp.	15,000	342
Granite Construction, Inc.	12,700	197
Harsco Corp.	12,400	395
Herman Miller, Inc.	23,300	429
HON INDUSTRIES, Inc.	18,100	512

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Industrials continued		
Hubbell, Inc. — Class B	18,100	$ 636
*J.B. Hunt Transport Services, Inc.	12,000	352
*Jacobs Engineering Group, Inc.	16,700	595
Kaydon Corp.	9,300	197
Kelly Services, Inc. — Class A	10,900	269
Kennametal, Inc.	10,600	365
*Korn/Ferry International	11,600	87
*L-3 Communications Holdings, Inc.	28,800	1,293
Manpower, Inc.	23,500	750
Nordson Corp.	10,300	256
Pentair, Inc.	15,100	522
Pittston Brink's Group	16,600	307
Precision Castparts Corp.	16,000	388
*Quanta Services, Inc.	21,300	75
*Republic Services, Inc.	50,200	1,053
Rollins, Inc.	9,300	237
*Sequa Corp. — Class A	3,200	125
*Sotheby's Holdings, Inc. — Class A	18,900	170
*SPX Corp.	25,100	940
*Swift Transportation Co., Inc.	26,300	526
*Sylvan Learning Systems, Inc.	12,319	202
Tecumseh Products Co. — Class A	5,700	252
Teleflex, Inc.	12,000	515
Trinity Industries, Inc.	14,100	267
*Valassis Communications, Inc.	16,300	480
Viad Corp.	27,400	612
Wallace Computer Services, Inc.	12,800	275
York International Corp.	12,100	309
Total		**28,299**
Information Technology (12.0%)		
*3Com Corp.	109,900	509
*Activision, Inc.	20,500	299
*Acxiom Corp.	27,000	415
*ADTRAN, Inc.	11,600	382
*Advanced Fibre Communications, Inc.	25,300	422
*Advent Software, Inc.	10,000	136
*Affiliated Computer Services, Inc. — Class A	40,400	2,126
*Arrow Electronics, Inc.	30,800	394
*Ascential Software Corp.	76,100	183
*Atmel Corp.	143,200	319
*Avnet, Inc.	36,700	397
*Avocent Corp.	13,800	307
*Cabot Microelectronics Corp.	7,392	349
*Cadence Design Systems, Inc.	81,400	960
*Cirrus Logic, Inc.	25,600	74
*CommScope, Inc.	18,900	149
*Credence Systems Corp.	18,600	174
*Cree, Inc.	22,300	365
*Cypress Semiconductor Corp.	37,800	216
Diebold, Inc.	22,100	911
*Fairchild Semiconductor International, Inc. — Class A	35,900	384

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*FEI Co.	9,900	$ 151
*Gartner Group, Inc. — Class B	25,400	240
Harris Corp.	20,300	534
*Imation Corp.	10,700	375
*InFocus Corp.	12,100	75
*Integrated Device Technology, Inc.	31,700	265
*International Rectifier Corp.	19,500	360
*Internet Security Systems, Inc.	14,800	271
*Intersil Corp. — Class A	41,800	583
Jack Henry & Associates, Inc.	27,700	334
*Keane, Inc.	23,200	209
*KEMET Corp.	26,400	231
*Lam Research Corp.	39,100	422
*Lattice Semiconductor Corp.	33,600	295
*Legato Systems, Inc.	35,200	177
*LTX Corp.	15,100	91
*Macromedia, Inc.	18,300	195
*McDATA Corp. — Class A	34,800	247
*Mentor Graphics Corp.	20,300	160
*Micrel, Inc.	28,400	255
Microchip Technology, Inc.	61,912	1,514
*MPS Group, Inc.	31,500	175
*National Instruments Corp.	15,800	513
*Network Associates, Inc.	47,800	769
*Newport Corp.	11,700	147
*Overture Services, Inc.	17,900	489
*Plantronics, Inc.	14,100	213
*Plexus Corp.	12,900	113
*Polycom, Inc.	30,600	291
*Powerwave Technologies, Inc.	20,100	109
*Quantum Corporation — DLT & Storage Systems	48,300	129
*Retek, Inc.	16,200	44
The Reynolds and Reynolds Co. — Class A	21,300	543
*RF Micro Devices, Inc.	51,700	379
*RSA Security, Inc.	17,400	104
*SanDisk Corp.	21,100	428
*Semtech Corp.	22,400	245
*Storage Technology Corp.	32,500	696
*Sybase, Inc.	29,800	399
*Sykes Enterprises, Inc.	12,400	41
*Symantec Corp.	44,500	1,799
*Synopsys, Inc.	23,400	1,080
*Tech Data Corp.	17,300	466
*The Titan Corp.	23,900	249
*Transaction Systems Architects, Inc. — Class A	10,900	71
*TriQuint Semiconductor, Inc.	40,511	172
*Varian, Inc.	10,400	298
*Vishay Intertechnology, Inc.	48,987	548
*Wind River Systems, Inc.	24,200	99
Total		**27,064**

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Materials (4.8%)		
A. Schulman, Inc.	9,000	$ 167
*Airgas, Inc.	21,900	378
*AK Steel Holding Corp.	33,100	265
Albemarle Corp.	12,800	364
Arch Coal, Inc.	16,100	348
Bowater, Inc.	16,900	708
Cabot Corp.	18,800	499
Carpenter Technology Corp.	6,800	85
Crompton Corp.	34,863	207
*Cytec Industries, Inc.	12,100	330
Ferro Corp.	12,400	303
*FMC Corp.	10,800	295
*GrafTech International, Ltd.	17,100	102
H.B. Fuller Co.	8,700	225
IMC Global, Inc.	35,300	377
*Longview Fibre Co.	15,700	114
The Lubrizol Corp.	15,800	482
Lyondell Chemical Co.	49,000	619
Martin Marietta Materials, Inc.	15,000	460
Minerals Technologies, Inc.	6,200	268
Olin Corp.	17,400	271
P.H. Glatfelter Co.	13,400	176
*Packaging Corporation of America	32,000	584
Peabody Energy Corp.	16,000	468
Potlatch Corp.	8,700	208
Rayonier, Inc.	8,500	385
RPM, Inc.	35,200	538
Solutia, Inc.	32,100	117
Sonoco Products Co.	29,600	678
The Valspar Corp.	15,400	679
Wausau-Mosinee Paper Corp.	15,800	177
Total		**10,877**
Telecommunication Services (0.6%)		
*Broadwing, Inc.	67,100	236
*Price Communications Corp.	16,700	231
Telephone and Data Systems, Inc.	18,000	847
Total		**1,314**
Utilities (7.4%)		
AGL Resources, Inc.	17,200	418
ALLETE, Inc.	26,100	592
Alliant Energy Corp.	27,900	462
American Water Works Company, Inc.	30,700	1,396
*Aquila, Inc.	55,300	98
Black Hills Corp.	8,200	217
Cleco Corp.	14,400	202
DPL, Inc.	38,800	595
DQE, Inc.	22,700	346
Energy East Corp.	44,300	979
Equitable Resources, Inc.	19,000	666
Great Plains Energy, Inc.	20,800	476
Hawaiian Electric Industries, Inc.	11,200	493

Index 400 Stock Portfolio

Common Stock (95.7%)	Shares/ Par	Market Value (000's)
Utilities continued		
IDACORP, Inc.	11,600	$ 288
MDU Resources Group, Inc.	21,900	565
National Fuel Gas Co.	24,600	510
Northeast Utilities	41,900	636
NSTAR	16,300	724
OGE Energy Corp.	24,000	422
ONEOK, Inc.	18,500	355
Pepco Holdings, Inc.	50,100	971
PNM Resources, Inc.	12,000	286
Puget Energy, Inc.	28,400	626
Questar Corp.	25,100	698
SCANA Corp.	33,700	1,043
*Sierra Pacific Resources	31,281	203
Vectren Corp.	20,800	478
Westar Energy, Inc.	22,000	218
WGL Holdings, Inc.	14,900	356
Wisconsin Energy Corp.	35,300	890
WPS Resources Corp.	9,700	377
Total		**16,586**
Total Common Stock (Cost: $248,668)		**215,772**

Money Market Investments (4.1%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.5%)		
#Federal Home Loan Bank, 1.24%, 3/7/03	$1,200,000	$ 1,197
Total		**1,197**
Personal Credit Institutions (2.7%)		
#Salomon Smith Barney Hld, 1.325%, 1/24/03	6,000,000	5,995
Total		**5,995**
Short Term Business Credit (0.9%)		
#UBS Finance LLC, 1.20%, 1/2/03	2,100,000	2,100
Total		**2,100**
Total Money Market Investments (Cost: $9,292)		**9,292**
Total Investments (99.8%) (Cost $257,960)^		**225,064**
Other Assets, Less Liabilities (0.2%)		**346**
Total Net Assets (100.0%)		**$225,410**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $260,227 and the net unrealized depreciation of investments based on that cost was $35,163 which is comprised of $19,478 aggregate gross unrealized appreciation and $54,641 aggregate gross unrealized depreciation.

* Non-Income Producing

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
MidCap 400 Index Futures (Total Notional Value at 12/31/02 $9,356)	43	3/03	$(113)

Growth Stock Portfolio

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$551.42 million

The Growth Stock Portfolio is invested in high quality companies of large to medium capitalization with strong financial characteristics and the ability to generate internal growth. A key factor in stock selection is the choice of industries with good earnings potential, based on analysis of economic trends to determine their impact on various sectors of the economy. Stock selection is made through "top down" analysis: first industry and market sector choices are made based on the economic environment, and then the most promising companies within each sector are selected as holdings. A strategy of this portfolio is to go beyond the most familiar "blue chip" names to seek out medium-sized companies with strong positions in their markets whose stock prices do not reflect their potential for growth. Diversification across 70 to 90 stocks in a wide range of industry groups reduces the Portfolio's risk profile.

Like essentially all equity funds, the Growth Stock Portfolio had negative total return for 2002, but the Portfolio outperformed the S&P 500 Index for the year and for the last five years. Relative to the Index, the Portfolio is most overweighted in the Consumer Discretionary and Consumer Staples sectors and underweighted in Financials, Industrials, Information Technology, Telecommunications and Utilities.

The relative performance of this high-quality portfolio was stronger for the first nine months of the year than in the fourth quarter, when a market rally that began in October was concentrated in riskier issues, particularly in the technology and telecommunications sectors, which had been extremely weak earlier in the year. Despite an underweight in technology, some holdings in this sector, such as Intel and Texas Instruments, had a negative impact on performance for the year. Also negative for performance was GE, a solid company that has been subject to problems in some of its industries; this position has been reduced, though we still have confidence in the company's long-term prospects. Some of the Portfolio's retail holdings, particularly Kohl's, were down in the fourth quarter, as concerns about consumer spending mounted.

For the year, the holdings that contributed most to performance were generally not the largest positions. These include Ecolab, a leader in premium commercial cleaning and sanitizing products and services; Tribune Company, a newspaper publisher and media company; consumer giant Kraft Foods; and Principal Financial Group, a provider of insurance and other financial services.

Sector Allocation 12/31/02



Consumer Staples 12%
Consumer Discretionary 24%
Materials 4%
Information Technology 12%
7% Energy
16% Financials
13% Health Care
7% Industrials
5% Short-Term Investments

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Microsoft Corp.	3.8%
PepsiCo, Inc.	3.0%
Pfizer, Inc.	3.0%
Harley-Davidson, Inc.	2.7%
Kohl's Corp.	2.6%
Wal-Mart Stores, Inc.	2.4%
Johnson & Johnson	2.4%
The McGraw-Hill Companies, Inc.	2.4%
Medtronic, Inc.	2.3%
Exxon Mobil Corp.	2.3%

Relative Performance



$40,000
30,000
20,000
10,000
5/94
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
Growth Stock Portfolio	-20.83%	0.55%	9.20%
S&P 500 Index	-22.10%	-0.58%	9.85%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The Index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (24.5%)		
*Bed Bath & Beyond, Inc.	147,400	$ 5,090
*Comcast Corp. — Class A	39,984	942
Darden Restaurants, Inc.	267,500	5,470
Fortune Brands, Inc.	172,300	8,014
Gannett Co., Inc.	35,000	2,513
Harley-Davidson, Inc.	320,800	14,822
*Kohl's Corp.	255,800	14,313
Lowe's Companies, Inc.	127,600	4,785
The McGraw-Hill Companies, Inc.	216,000	13,055
The New York Times Co. — Class A	195,900	8,959
Newell Rubbermaid, Inc.	310,100	9,405
Target Corp.	268,500	8,055
Tiffany & Co.	71,200	1,702
Tribune Co.	246,900	11,224
*Viacom, Inc. — Class B	172,700	7,039
Wal-Mart Stores, Inc.	263,700	13,320
Wendy's International, Inc.	229,200	6,204
Total		**134,912**
Consumer Staples (11.7%)		
Anheuser-Busch Companies, Inc.	209,200	10,125
Colgate-Palmolive Co.	114,400	5,998
*Dean Foods Co.	49,500	1,836
General Mills, Inc.	146,500	6,878
Kellogg Co.	180,000	6,169
Kraft Foods, Inc. — Class A	131,300	5,112
PepsiCo, Inc.	396,200	16,727
Walgreen Co.	395,200	11,536
Total		**64,381**
Energy (6.6%)		
ChevronTexaco Corp.	83,800	5,571
ConocoPhillips	172,908	8,367
EOG Resources, Inc.	240,500	9,601
Exxon Mobil Corp.	362,034	12,649
Total		**36,188**
Financials (16.1%)		
American Express Co.	160,000	5,656
American International Group, Inc.	99,700	5,768
The Bank of New York Company, Inc.	206,300	4,943
The Charles Schwab Corp.	231,700	2,514
Citigroup, Inc	107,600	3,786
Fifth Third Bancorp	187,250	10,963
Freddie Mac	101,800	6,011
Lehman Brothers Holdings, Inc.	146,700	7,818
Marsh & McLennan Companies, Inc.	130,800	6,044

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Financials continued		
Morgan Stanley	168,000	$ 6,707
Northern Trust Corp.	130,800	4,585
Principal Financial Group, Inc.	372,200	11,214
Prudential Financial, Inc.	111,800	3,549
Wells Fargo & Co.	194,800	9,130
Total		**88,688**
Health Care (12.7%)		
Abbott Laboratories	66,000	2,640
*Amgen, Inc.	143,100	6,917
Baxter International, Inc.	216,200	6,054
Eli Lilly and Co.	72,400	4,597
Johnson & Johnson	246,300	13,229
Medtronic, Inc.	280,800	12,804
Merck & Co., Inc.	54,800	3,102
Pfizer, Inc.	538,650	16,467
UnitedHealth Group, Inc.	48,500	4,050
Total		**69,860**
Industrials (7.4%)		
*American Standard Companies, Inc.	106,900	7,605
Avery Dennison Corp.	117,700	7,189
FedEx Corp.	132,000	7,157
*Fiserv, Inc.	365,362	12,404
General Electric Co.	260,600	6,346
Total		**40,701**
Information Technology (11.6%)		
*Applied Materials, Inc.	337,500	4,398
*Cisco Systems, Inc.	262,800	3,443
*Electronic Arts, Inc.	72,900	3,628
Intel Corp.	432,700	6,737
International Business Machines Corp.	132,400	10,261
*Microsoft Corp.	404,300	20,902
*NASDAQ-100 Trust, Series 1	72,500	1,769
Nokia Corp., ADR	52,400	812
*QUALCOMM, Inc.	89,000	3,239
*Semiconductor HOLDRS (SM) Trust	212,900	4,716
Texas Instruments, Inc.	283,700	4,258
Total		**64,163**
Materials (4.0%)		
Air Products and Chemicals, Inc.	207,800	8,883
Ecolab, Inc.	214,200	10,604
PPG Industries, Inc.	56,200	2,818
Total		**22,305**

Growth Stock Portfolio

Common Stock (94.7%)	Shares/ Par	Market Value (000's)
Telecommunication Services (0.1%)		
AT&T Corp.	24,720	$ 645
Total		**645**
Total Common Stock (Cost: $519,924)		**521,843**
Money Market Investments (5.4%)		
Federal Government and Agencies (0.7%)		
#Federal National Mortgage Association, 1.28%, 3/12/03	$ 4,000,000	3,991
Total		**3,991**
Miscellaneous Business Credit Institutions (3.6%)		
Quincy Capital Corp., 1.37%, 1/21/03	20,000,000	19,984
Total		**19,984**
Short Term Business Credit (1.1%)		
UBS Finance LLC, 1.20%, 1/2/03	6,000,000	6,000
Total		**6,000**
Total Money Market Investments (Cost: $29,975)		**29,975**
Total Investments (100.1%) (Cost $549,899)/		**551,818**
Other Assets, Less Liabilities (−0.1%)		**(397)**
Total Net Assets (100.0%)		**$551,421**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $550,482 and the net unrealized appreciation of investments based on that cost was $1,336 which is comprised of $72,519 aggregate gross unrealized appreciation and $71,183 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/02 $3,809)	17	3/03	$(74)

The Accompanying Notes are an Integral Part of the Financial Statements

J.P. Morgan Select Growth and Income Stock Portfolio

Objective:
Long-term growth of capital and income, consistent with moderate investment risk

Portfolio Strategy:
Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.

Net Assets:
$365.94 million

The J.P. Morgan Select Growth and Income Stock Portfolio invests mainly in large-capitalization stocks, with a focus on seeking the best values in the market based on long-term earnings forecasts. A sector balance very close to that of the S&P 500 Index is normally maintained, with the emphasis on undervalued stocks within each industry group; a valuation discipline mandates the sale of stocks regarded as overvalued. More focus is placed on capital appreciation and dividend growth than on current dividends. The Portfolio is normally fully invested in equity securities.

In a very challenging market environment, the J.P. Morgan Select Growth and Income Stock Portfolio underperformed its major benchmark, the S&P 500 Index, during 2002. The Portfolio's underperformance has resulted largely from several large holdings that have experienced major problems. The most costly has been Tyco International, a longtime holding that lost more than two-thirds of its value during 2002. Several other holdings that hurt performance earlier in the year have been sold, including Dynegy and Gemstar.

Price weakness has created opportunities to add to several large holdings, including General Electric, Citigroup and Microsoft. Some of the better performing stocks in the Portfolio, including Mattel and Kraft Foods, were smaller positions and therefore did not have a strongly positive effect on overall results.

The J.P. Morgan Select Growth and Income Stock Portfolio is managed for Northwestern Mutual by J.P. Morgan Fleming Asset Management. Effective January 31, 2003, the name of the Portfolio changed to Large Cap Core Stock, and the Portfolio is managed by Mason Street Advisors, LLC. These changes are subject to shareholder approval.

Sector Allocation 12/31/02



Financials 20%
Energy 8%
Consumer Staples 9%
Consumer Discretionary 15%
Short-Term Investments 2%
13% Health Care
9% Industrials
14% Information Technology
2% Materials
4% Telecommunications
4% Utilities

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Citigroup, Inc.	4.2%
Microsoft Corp.	3.9%
General Electric Co.	3.8%
Exxon Mobil Corp.	2.6%
U.S. Bancorp	2.3%
Pfizer, Inc.	2.3%
ChevronTexaco Corp.	2.2%
Tyco International, Ltd.	2.1%
Cisco Systems, Inc.	2.0%
The Procter & Gamble Co.	2.0%

Relative Performance



$40,000
30,000
20,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
J. P. Morgan Select Growth & Income Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
J. P. Morgan Select Growth & Income Stock Portfolio	-28.20%	-4.00%	6.12%
S&P 500 Index	-22.10%	-0.58%	9.85%

*inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

J.P. Morgan Select Growth and Income Stock Portfolio

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (15.2%)		
*Abercrombie & Fitch Co. — Class A	93,200	$ 1,907
*AOL Time Warner, Inc.	280,800	3,678
*Comcast Corp. — Class A	78,014	1,839
*Comcast Corp. — Class A	76,400	1,726
*Costco Wholesale Corp.	41,900	1,176
*Federated Department Stores, Inc.	49,100	1,412
The Home Depot, Inc.	187,000	4,481
*Jones Apparel Group, Inc.	53,100	1,882
*Lear Corp.	59,600	1,983
*Liberty Media Corp. — Class A	593,000	5,301
Marriott International, Inc. — Class A	53,300	1,752
Mattel, Inc.	202,400	3,876
NIKE, Inc. — Class B	40,600	1,805
Target Corp.	175,600	5,268
The TJX Companies, Inc.	216,900	4,234
Tribune Co.	57,300	2,605
*Viacom, Inc. — Class B	85,200	3,473
Wal-Mart Stores, Inc.	144,100	7,279
Total		**55,677**
Consumer Staples (8.8%)		
The Coca-Cola Co.	128,000	5,609
CVS Corp.	68,400	1,708
The Gillette Co.	191,800	5,823
Kraft Foods, Inc. — Class A	84,500	3,290
Philip Morris Companies, Inc.	111,400	4,515
The Procter & Gamble Co.	84,900	7,296
Unilever NV, ADR	66,800	4,122
Total		**32,363**
Energy (7.5%)		
Anadarko Petroleum Corp.	24,700	1,183
ChevronTexaco Corp.	119,000	7,911
ConocoPhillips	58,544	2,833
*Cooper Cameron Corp.	44,900	2,237
Devon Energy Corp.	34,100	1,565
Exxon Mobil Corp.	267,954	9,362
GlobalSantaFe Corp.	94,151	2,290
Total		**27,381**
Financials (19.9%)		
Ambac Financial Group, Inc.	125,325	7,048
American International Group, Inc.	45,900	2,655
Aon Corp.	99,300	1,876
Bank One Corp.	140,300	5,128
Capital One Financial Corp.	115,100	3,421
The Charles Schwab Corp.	129,800	1,408
*CIT Group, Inc.	82,400	1,615
Citigroup, Inc.	431,856	15,196
Countrywide Credit Industries, Inc.	94,300	4,871
*E*TRADE Group, Inc.	95,800	466
Fannie Mae	51,100	3,287
Freddie Mac	118,500	6,997

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Financials continued		
The Goldman Sachs Group, Inc.	49,200	$ 3,351
*Travelers Property Casualty Corp. — Class A	242,051	3,546
U.S. Bancorp	398,132	8,448
Washington Mutual, Inc.	99,900	3,450
Total		**72,763**
Health Care (12.7%)		
Abbott Laboratories	88,900	3,556
*Amgen, Inc.	84,100	4,065
Baxter International, Inc.	77,400	2,167
CIGNA Corp.	89,700	3,688
Eli Lilly and Co.	88,800	5,639
*Human Genome Sciences, Inc.	34,366	303
Johnson & Johnson	115,150	6,185
Pfizer, Inc.	274,900	8,404
Pharmacia Corp.	117,152	4,897
Schering-Plough Corp.	67,800	1,505
*Tenet Healthcare Corp.	48,700	799
Wyeth	144,600	5,408
Total		**46,616**
Industrials (9.4%)		
*Cendant Corp.	233,804	2,450
General Electric Co.	564,300	13,741
Lockheed Martin Corp.	42,600	2,460
Tyco International, Ltd.	447,192	7,638
United Technologies Corp.	46,300	2,868
Waste Management, Inc.	226,917	5,201
Total		**34,358**
Information Technology (14.4%)		
*Accenture LTD — Class A	86,000	1,547
*Altera Corp.	167,200	2,063
*Analog Devices, Inc.	65,500	1,563
*Applied Materials, Inc.	67,200	876
*CIENA Corp.	77,200	397
*Cisco Systems, Inc.	561,200	7,352
*Dell Computer Corp.	108,500	2,901
Hewlett-Packard Co.	178,002	3,090
Intel Corp.	345,000	5,372
International Business Machines Corp.	77,000	5,968
*Microsoft Corp.	277,800	14,362
Motorola, Inc.	177,100	1,532
*NCR Corp.	115,200	2,735
*Oracle Corp.	166,400	1,797
*Sun Microsystems, Inc.	344,700	1,072
Total		**52,627**

J.P. Morgan Select Growth and Income Stock Portfolio

Common Stock (97.8%)	Shares/ Par	Market Value (000's)
Materials (2.0%)		
Alcoa, Inc.	145,864	$ 3,322
Monsanto Co.	58,809	1,132
PPG Industries, Inc.	18,400	923
Temple-Inland, Inc.	46,900	2,102
Total		**7,479**
Telecommunication Services (4.3%)		
*American Tower Corp. — Class A	249,900	882
AT&T Corp.	23,440	612
*AT&T Wireless Services, Inc.	265,100	1,498
SBC Communications, Inc.	162,810	4,414
*Sprint Corp. (PCS Group)	426,500	1,868
Verizon Communications, Inc.	163,548	6,337
Total		**15,611**
Utilities (3.6%)		
Dominion Resources, Inc.	44,500	2,443
DTE Energy Co.	50,100	2,325
*Edison International	70,501	835
El Paso Corp.	156,800	1,091
*PG&E Corp.	178,600	2,483
Pinnacle West Capital Corp.	116,862	3,984
Total		**13,161**
Total Common Stock (Cost: $487,362)		**358,036**

Money Market Investments (2.1%)	Shares/ Par	Market Value (000's)
Short Term Business Credit (2.1%)		
UBS Finance LLC, 1.20%, 1/2/03	$7,700,000	$ 7,700
Total Money Market Investments (Cost: $7,700)		**7,700**
Total Investments (99.9%) (Cost $495,062)^		**365,736**
Other Assets, Less Liabilities (0.1%)		**208**
Total Net Assets (100.0%)		**$365,944**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $498,712 and the net unrealized depreciation of investments based on that cost was $132,976 which is comprised of $13,770 aggregate gross unrealized appreciation and $146,746 aggregate gross unrealized depreciation.

ADR—American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Long-term growth of capital and income	Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.	$74.27 million

The Capital Guardian Domestic Equity Portfolio invests mainly in large companies with well-known names, proven track records, and a history of dividends. This value-oriented Portfolio emphasizes stocks that have lower price-earnings ratios, lower price to book value ratios, and higher dividend yields than the S&P 500 Index. In a year of negative equity returns, the Portfolio modestly outperformed the S&P 500 Index.

The selection process focuses on individual stocks that are underpriced relative to their inherent value and long-term prospects, based largely on Capital Guardian's solid research capabilities. Industry selection receives minor consideration, and industry weightings may diverge significantly from the major market indices. At the end of 2002, the Portfolio was overweighted relative to the Index in energy, industrials, materials, telecommunications and utilities, and underweighted in consumer stocks, health care and information technology. The overweighted positions in cyclical industries are held in the belief that these stocks stand to benefit as the economic recovery progresses. The largest holding in this broad category is Air Products and Chemicals, a supplier of specialty chemicals and gases that is well positioned to benefit from increased manufacturing activity.

The Portfolio's largest holding is Sprint Corporation, a leading provider of long-distance and local telephone service. This is a company in an out-of-favor industry with significant free cash flow, a good yield and sound management. The 2002 bankruptcy of its largest competitor places Sprint in a more favorable competitive situation, and earnings should increase significantly as industry pricing stabilizes. Another large holding, NiSource, is a well-positioned utility whose stock price recovered significantly in the last quarter of 2002.

A large bank holding, J.P. Morgan Chase, is a well-managed company with a high yield that is beginning to realize benefits from a 2000 merger and is well positioned to benefit from improving capital markets. A core holding that has underperformed this year is General Electric, a very solid company whose stock has been penalized by questions about accounting practices in its industry. We continue to have confidence in GE's long-term prospects, based not only on the company's business positions and strategies but also on a strong culture of integrity and competitiveness.

The Capital Guardian Domestic Equity Portfolio is managed for Northwestern Mutual by Capital Guardian Trust Company.

Sector Allocation 12/31/02



Financials 21%
Information Technology 5%
Utilities 7%
Telecommunications 8%
Short-Term Investments 4%
15% Industrials
13% Consumer
10% Energy
9% Materials
8% Health Care

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Sprint Corp.	5.6%
J.P. Morgan Chase & Co.	4.8%
Air Products and Chemicals, Inc.	4.3%
Bank One Corp.	4.1%
General Electric Co.	2.9%
Becton, Dickinson and Co.	2.8%
United Technologies Corp.	2.8%
Philip Morris Companies, Inc.	2.6%
Washington Mutual, Inc.	2.3%
NiSource, Inc.	2.3%

Relative Performance



$11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 year	Since Inception*
Capital Guardian Domestic Equity Portfolio	-21.24%	-16.79%
S&P 500 Index	-22.10%	-19.23%

*inception date of 7/31/01

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (7.0%)		
*AOL Time Warner, Inc.	45,700	$ 599
*AutoNation, Inc.	38,400	482
Carnival Corp.	60,700	1,514
Ford Motor Co.	21,300	198
The Interpublic Group of Companies, Inc.	19,900	280
Knight-Ridder, Inc.	25,700	1,626
The Thomson Corp.	16,000	428
*TMP Worldwide, Inc.	8,300	94
Total		**5,221**
Consumer Staples (5.0%)		
Campbell Soup Co.	68,100	1,598
Kraft Foods, Inc. — Class A	4,800	187
Philip Morris Companies, Inc.	48,100	1,950
Total		**3,735**
Energy (9.5%)		
Baker Hughes, Inc.	37,300	1,201
*BJ Services Co.	13,900	449
ChevronTexaco Corp.	2,200	146
Exxon Mobil Corp.	16,900	590
Royal Dutch Petroleum Co., ADR	22,600	995
Schlumberger Ltd.	4,400	185
Shell Transport & Trading Co., ADR	31,700	1,234
Unocal Corp.	54,900	1,679
*Weatherford International, Ltd.	14,200	567
Total		**7,046**
Financials (20.8%)		
*AmeriCredit Corp.	82,100	635
Bank One Corp.	82,700	3,023
Citigroup, Inc.	13,900	489
Everest Re Group, Ltd.	25,400	1,405
General Growth Properties, Inc.	5,600	291
The Goldman Sachs Group, Inc.	8,600	586
The Hartford Financial Services Group, Inc.	23,500	1,068
Household International, Inc.	10,600	295
J.P. Morgan Chase & Co.	147,500	3,539
The PMI Group, Inc.	23,900	718
*Travelers Property Casualty Corp. — Class A	18,010	264
Washington Mutual, Inc.	49,700	1,716
Wells Fargo & Co.	18,600	872
XL Capital, Ltd. — Class A	6,200	479
Total		**15,380**
Health Care (8.3%)		
Applera Corp. — Applied Biosystems Group	36,500	640

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Health Care continued		
AstraZeneca PLC ADR	33,100	$ 1,161
Becton, Dickinson and Co.	68,800	2,112
Eli Lilly and Co.	19,800	1,258
*Lincare Holdings, Inc.	30,500	964
Pfizer, Inc.	1,400	43
Total		**6,178**
Industrials (15.0%)		
Canadian National Railway Co.	4,500	187
Dover Corp.	23,800	694
Emerson Electric Co.	10,900	554
Fluor Corp.	24,100	675
General Electric Co.	89,400	2,178
Illinois Tool Works, Inc.	5,000	324
Ingersoll-Rand Co. — Class A	30,700	1,322
*Navistar International Corp.	23,100	562
*Sabre Holdings Corp. — Class A	78,700	1,425
Siemens AG ADR	5,700	240
Southwest Airlines Co.	18,800	261
Tyco International, Ltd.	20,100	343
Union Pacific Corp.	4,600	275
United Technologies Corp.	33,900	2,100
Total		**11,140**
Information Technology (4.9%)		
*Amdocs Ltd.	79,000	776
*Applied Materials, Inc.	62,800	819
Hewlett-Packard Co.	36,184	628
*KLA-Tencor Corp.	20,000	707
*Nortel Networks Corp.	84,000	135
*Polycom, Inc.	36,700	349
*VeriSign, Inc.	29,200	234
Total		**3,648**
Materials (7.9%)		
Air Products and Chemicals, Inc.	74,400	3,180
Alcoa, Inc.	8,600	196
The Dow Chemical Co.	13,800	410
E. I. du Pont de Nemours and Co.	20,700	878
Lyondell Chemical Co.	48,400	612
Nucor Corp.	3,900	161
*Phelps Dodge Corp.	13,800	437
Total		**5,874**
Telecommunication Services (8.4%)		
AT&T Corp.	18,400	480
CenturyTel, Inc.	13,700	403
SBC Communications, Inc.	45,900	1,244
Sprint Corp.	286,400	4,147
Total		**6,274**

Capital Guardian Domestic Equity Portfolio

Common Stock (94.0%)	Shares/ Par	Market Value (000's)
Utilities (7.2%)		
*The AES Corp.	162,900	$ 492
Duke Energy Corp.	31,700	619
El Paso Corp.	64,100	446
*Kinder Morgan Management, LLC.	19,628	620
NiSource, Inc.	84,200	1,684
Pinnacle West Capital Corp.	39,300	1,340
The Williams Companies, Inc.	40,700	110
Total		**5,311**
Total Common Stock (Cost: $80,545)		**69,807**
Preferred Stock (1.8%)		
Consumer Discretionary (1.2%)		
Ford Motor Company Capital Trust II	22,500	919
Total		**919**
Materials (0.6%)		
Phelps Dodge Co.	5,000	427
Total		**427**
Total Preferred Stock Investments (Cost: $1,616)		**1,346**

Money Market Investments (4.0%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (3.3%)		
Federal National Mortgage Association, 1.26%, 1/27/03	$2,500,000	$ 2,498
Total		**2,498**
Short Term Business Credit (0.7%)		
UBS Finance LLC, 1.20%, 1/2/03	500,000	500
Total		**500**
Total Money Market Investments (Cost: $2,998)		**2,998**
Total Investments (99.8%) (Cost $85,159)/		**74,151**
Other Assets, Less Liabilities (0.2%)		**123**
Total Net Assets (100.0%)		**$74,274**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $85,457 and the net unrealized depreciation of investments based on that cost was $11,306 which is comprised of $1,629 aggregate gross unrealized appreciation and $12,935 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.36 billion

The Index 500 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 2002, the 500 stocks in the Index had a median market capitalization of $6.8 billion and total market value of $8,107 billion. Of the 500 stocks, 424 are listed on the New York Stock Exchange, 74 on NASDAQ, and 2 on the American Stock Exchange.

This composite of 500 stocks of large U.S.-based companies, compiled by Standard & Poor's Corporation, is generally regarded as a good proxy for the large-capitalization portion of the U.S. equity market; the Portfolio therefore provides participation in overall performance of the equity market. The Portfolio continues to achieve the objective of matching the results of the S&P 500 before expenses.

Sector Allocation 12/31/02



Financials 20%
Energy 6%
Consumer Staples 9%
Consumer Discretionary 13%
Short-Term Investments 1%
15% Health Care
12% Industrials
14% Information Technology
3% Materials
4% Telecommunications
3% Utilities

Top 10 Holdings 12/31/02

Company	% of Total Net Assets
Microsoft Corp.	3.4%
General Electric Co.	2.9%
Exxon Mobil Corp.	2.9%
Wal-Mart Stores, Inc.	2.7%
Pfizer, Inc.	2.3%
Citigroup, Inc.	2.2%
Johnson & Johnson	1.9%
American International Group, Inc.	1.8%
International Business Machines Corp.	1.6%
Merck & Co., Inc.	1.6%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	-22.07%	-0.50%	9.30%
S&P 500 Index	-22.10%	-0.58%	9.30%

On April 30, 1993, the Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before that date, the Portfolio was actively managed. The index cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (13.3%)		
*American Greetings Corp. — Class A	10,900	$ 172
*AOL Time Warner, Inc.	738,900	9,680
*AutoZone, Inc.	16,325	1,153
*Bed Bath & Beyond, Inc.	48,400	1,671
*Best Buy Co., Inc.	53,250	1,286
*Big Lots, Inc.	19,200	254
The Black & Decker Corp.	13,300	570
Brunswick Corp.	14,900	296
Carnival Corp.	97,109	2,423
Centex Corp.	10,200	512
Circuit City Stores, Inc.	34,800	258
*Clear Channel Communications, Inc.	101,350	3,779
*Comcast Corp. — Class A	379,470	8,944
Cooper Tire & Rubber Co.	12,200	187
*Costco Wholesale Corp.	75,264	2,112
Dana Corp.	24,550	289
Darden Restaurants, Inc.	28,350	580
Delphi Automotive Systems Corp.	92,587	745
Dillard's, Inc. — Class A	13,964	221
Dollar General Corp.	55,148	659
Dow Jones & Company, Inc.	13,920	602
Eastman Kodak Co.	48,283	1,692
*eBay, Inc.	50,600	3,432
Family Dollar Stores, Inc.	28,700	896
*Federated Department Stores, Inc.	33,351	959
Ford Motor Co.	301,794	2,807
Fortune Brands, Inc.	24,867	1,157
Gannett Co., Inc.	44,150	3,170
The Gap, Inc.	143,975	2,234
General Motors Corp.	92,727	3,418
Genuine Parts Co.	28,900	890
The Goodyear Tire & Rubber Co.	29,000	197
Harley-Davidson, Inc.	50,100	2,315
*Harrah's Entertainment, Inc.	18,450	731
Hasbro, Inc.	28,625	331
Hilton Hotels Corp.	62,250	791
The Home Depot, Inc.	390,094	9,347
*International Game Technology	14,300	1,086
The Interpublic Group of Companies, Inc.	63,500	894
J. C. Penney Company, Inc.	44,250	1,018
Johnson Controls, Inc.	14,700	1,178
*Jones Apparel Group, Inc.	21,300	755
KB Home	8,200	351
Knight-Ridder, Inc.	13,750	870
*Kohl's Corp.	55,767	3,120
Leggett & Platt Inc.	32,433	728
The Limited, Inc.	86,305	1,202

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
Liz Claiborne, Inc.	17,700	$ 525
Lowe's Companies, Inc.	128,850	4,832
Marriott International, Inc. — Class A	40,000	1,315
Mattel, Inc.	72,288	1,384
The May Department Stores Co.	47,750	1,097
Maytag Corp.	12,933	369
McDonald's Corp.	211,078	3,394
The McGraw-Hill Companies, Inc.	32,160	1,944
Meredith Corp.	8,200	337
The New York Times Co. — Class A	25,070	1,146
Newell Rubbermaid, Inc.	44,192	1,340
NIKE, Inc. — Class B	44,200	1,966
Nordstrom, Inc.	22,367	424
*Office Depot, Inc.	51,157	755
Omnicom Group, Inc.	31,100	2,009
Pulte Corp.	10,100	483
RadioShack Corp.	28,400	532
*Reebok International, Ltd.	9,900	291
Sears, Roebuck & Co.	52,350	1,254
The Sherwin-Williams Co.	24,913	704
Snap-On, Inc.	9,617	270
The Stanley Works	14,150	489
*Staples, Inc.	77,400	1,416
*Starbucks Corp.	64,250	1,309
Starwood Hotels & Resorts Worldwide, Inc.	33,000	783
Target Corp.	150,157	4,505
Tiffany & Co.	24,167	578
The TJX Companies, Inc.	89,400	1,745
*TMP Worldwide, Inc.	18,467	209
*Toys "R" Us, Inc.	35,150	352
Tribune Co.	50,036	2,275
Tupperware Corp.	9,700	146
*Univision Communications, Inc. — Class A	37,900	929
V. F. Corp.	18,157	655
*Viacom, Inc. — Class B	292,148	11,909
Visteon Corp.	21,683	151
Wal-Mart Stores, Inc.	736,400	37,197
The Walt Disney Co.	337,857	5,510
Wendy's International, Inc.	19,150	518
Whirlpool Corp.	11,250	587
*Yum! Brands, Inc.	49,180	1,191
Total		**180,787**
Consumer Staples (9.4%)		
Adolph Coors Co. — Class B	6,000	368
Alberto-Culver Co. — Class B	9,600	484

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Consumer Staples continued		
Albertson's, Inc.	67,354	$ 1,499
Anheuser-Busch Companies, Inc.	143,849	6,962
Archer-Daniels-Midland Co.	107,903	1,338
Avon Products, Inc.	39,100	2,106
Brown-Forman Corp. — Class B	11,300	739
Campbell Soup Co.	67,922	1,594
The Clorox Co.	38,150	1,574
The Coca-Cola Co.	410,975	18,009
Coca-Cola Enterprises, Inc.	74,200	1,612
Colgate-Palmolive Co.	89,822	4,709
ConAgra Foods, Inc.	88,967	2,225
CVS Corp.	64,967	1,622
*Del Monte Foods Co.	25,955	200
General Mills, Inc.	60,867	2,858
The Gillette Co.	175,135	5,317
H.J. Heinz Co.	58,117	1,910
Hershey Foods Corp.	22,650	1,528
Kellogg Co.	67,857	2,325
Kimberly-Clark Corp.	85,556	4,061
*The Kroger Co.	130,605	2,018
The Pepsi Bottling Group, Inc.	47,200	1,213
PepsiCo, Inc.	293,430	12,389
Philip Morris Companies, Inc.	349,922	14,182
The Procter & Gamble Co.	215,205	18,494
R.J. Reynolds Tobacco Holdings, Inc.	14,800	623
*Safeway, Inc.	73,000	1,705
Sara Lee Corp.	129,835	2,923
SUPERVALU, Inc.	22,150	366
SYSCO Corp.	109,825	3,272
UST, Inc.	28,067	938
Walgreen Co.	169,646	4,952
Winn-Dixie Stores, Inc.	23,250	355
Wm. Wrigley Jr. Co.	37,367	2,051
Total		**128,521**
Energy (5.9%)		
Amerada Hess Corp.	14,800	815
Anadarko Petroleum Corp.	41,162	1,972
Apache Corp.	23,760	1,354
Ashland, Inc.	11,400	325
Baker Hughes, Inc.	55,830	1,797
*BJ Services Co.	26,000	840
Burlington Resources, Inc.	33,283	1,420
ChevronTexaco Corp.	176,857	11,757
ConocoPhillips	112,010	5,420
Devon Energy Corp.	25,900	1,189
EOG Resources, Inc.	19,260	769
Exxon Mobil Corp.	1,118,756	39,089
Halliburton Co.	72,269	1,352
Kerr-McGee Corp.	16,605	736
Marathon Oil Corp.	51,309	1,092
*Nabors Industries, Ltd.	23,950	845
*Noble Corp.	22,250	782
Occidental Petroleum Corp.	62,320	1,773

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Energy continued		
*Rowan Companies, Inc.	15,550	$ 353
Schlumberger Ltd.	95,567	4,022
Sunoco, Inc.	12,650	420
*Transocean Sedco Forex, Inc.	52,851	1,226
Unocal Corp.	42,667	1,305
Total		**80,653**
Financials (20.2%)		
ACE Ltd.	43,400	1,273
AFLAC Inc.	85,650	2,580
The Allstate Corp.	116,828	4,321
Ambac Financial Group, Inc.	17,500	984
American Express Co.	219,975	7,776
American International Group, Inc.	432,230	25,006
AmSouth Bancorporation	59,355	1,140
Aon Corp.	50,500	954
Bank of America Corp.	248,801	17,309
The Bank of New York Company, Inc.	120,253	2,881
Bank One Corp.	194,286	7,101
BB&T Corp.	80,000	2,959
The Bear Stearns Companies, Inc.	16,295	968
Capital One Financial Corp.	36,700	1,091
The Charles Schwab Corp.	225,939	2,451
Charter One Financial, Inc.	38,020	1,092
The Chubb Corp.	28,450	1,485
Cincinnati Financial Corp.	26,780	1,006
Citigroup, Inc.	837,848	29,485
Comerica, Inc.	28,950	1,252
Countrywide Credit Industries, Inc.	20,800	1,074
Equity Office Properties Trust	69,300	1,731
Equity Residential Properties Trust	45,600	1,121
Fannie Mae	164,748	10,598
Fifth Third Bancorp	96,134	5,629
First Tennessee National Corp.	20,900	751
FleetBoston Financial Corp.	173,505	4,216
Franklin Resources, Inc.	43,050	1,467
Freddie Mac	115,186	6,802
Golden West Financial Corp.	25,550	1,835
The Goldman Sachs Group, Inc.	79,700	5,428
The Hartford Financial Services Group, Inc.	41,050	1,865
Household International, Inc.	75,285	2,094
Huntington Bancshares, Inc.	39,842	745
J.P. Morgan Chase & Co.	330,048	7,921
Jefferson-Pilot Corp.	24,434	931
John Hancock Financial Services, Inc.	48,100	1,342
KeyCorp	70,575	1,774
Lehman Brothers Holdings, Inc.	40,322	2,149
Lincoln National Corp.	30,540	964
Loews Corp.	30,767	1,368

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Financials continued		
Marsh & McLennan Companies, Inc.	88,680	$ 4,098
Marshall & Ilsley Corp.	34,800	953
MBIA, Inc.	24,350	1,068
MBNA Corp.	211,515	4,023
Mellon Financial Corp.	72,068	1,882
Merrill Lynch & Co., Inc.	143,300	5,438
MetLife, Inc.	116,236	3,143
MGIC Investment Corp.	17,000	702
Moody's Corp.	25,775	1,064
Morgan Stanley	181,413	7,242
National City Corp.	101,197	2,765
North Fork Bancorporation, Inc.	27,100	914
Northern Trust Corp.	36,650	1,285
Plum Creek Timber Company, Inc.	30,600	722
The PNC Financial Services Group, Inc.	47,067	1,972
Principal Financial Group, Inc.	57,400	1,729
The Progressive Corp.	36,000	1,787
*Providian Financial Corp.	47,857	311
Prudential Financial, Inc.	96,100	3,050
Regions Financial Corp.	36,586	1,221
SAFECO Corp.	22,650	785
Simon Property Group, Inc.	30,700	1,046
SLM Corp.	25,614	2,660
SouthTrust Corp.	57,367	1,426
The St. Paul Companies, Inc.	37,472	1,276
State Street Corp.	53,600	2,090
*Stilwell Financial, Inc.	36,829	481
SunTrust Banks, Inc.	47,233	2,689
Synovus Financial Corp.	49,050	952
T. Rowe Price Group, Inc.	20,300	554
Torchmark Corp.	19,750	721
*Travelers Property Casualty CL B	165,547	2,425
U.S. Bancorp	316,921	6,725
Union Planters Corp.	33,137	932
UnumProvident Corp.	39,931	700
Wachovia Corp.	227,081	8,275
Washington Mutual, Inc.	160,187	5,531
Wells Fargo & Co.	281,280	13,184
XL Capital, Ltd. — Class A	22,500	1,738
Zions Bancorporation	15,200	598
Total		**275,076**
Health Care (14.7%)		
Abbott Laboratories	258,650	10,346
Aetna, Inc.	24,877	1,023
Allergan, Inc.	21,367	1,231
AmerisourceBergen Corp.	17,500	950
*Amgen, Inc.	211,617	10,230
*ANTHEM, INC.	23,300	1,466
Applera Corp. — Applied Biosystems Group	35,133	616

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Health Care continued		
Bausch & Lomb, Inc.	8,900	$ 320
Baxter International, Inc.	99,800	2,794
Becton, Dickinson and Co.	42,550	1,306
*Biogen, Inc.	24,600	985
Biomet, Inc.	43,545	1,248
*Boston Scientific Corp.	67,386	2,865
Bristol-Myers Squibb Co.	320,708	7,424
C. R. Bard, Inc.	8,550	496
Cardinal Health, Inc.	74,825	4,429
*Chiron Corp.	31,322	1,178
CIGNA Corp.	23,229	955
Eli Lilly and Co.	186,006	11,811
*Forest Laboratories, Inc.	29,733	2,920
*Genzyme Corp.	35,500	1,050
*Guidant Corp.	50,588	1,561
HCA, Inc.	85,811	3,561
Health Management Associates, Inc.	39,500	707
*HEALTHSOUTH Corp.	65,600	276
*Humana, Inc.	28,100	281
IMS Health, Inc.	46,967	751
Johnson & Johnson	492,637	26,460
*King Pharmaceuticals, Inc.	40,366	694
*Manor Care, Inc.	16,300	303
McKesson HBOC, Inc.	48,005	1,298
*Medimmune, Inc.	41,500	1,128
Medtronic, Inc.	200,900	9,161
Merck & Co., Inc.	372,420	21,083
*Millipore Corp.	8,000	272
Pfizer, Inc.	1,024,736	31,326
Pharmacia Corp.	213,570	8,927
*Quest Diagnostics, Inc.	16,100	916
*Quintiles Transnational Corp.	19,500	236
Schering-Plough Corp.	242,750	5,389
*St. Jude Medical, Inc.	29,300	1,164
Stryker Corp.	32,750	2,198
*Tenet Healthcare Corp.	80,950	1,328
UnitedHealth Group, Inc.	50,186	4,191
*Watson Pharmaceuticals, Inc.	17,700	500
*Wellpoint Health Networks, Inc. — Class A	24,100	1,715
Wyeth	219,429	8,207
*Zimmer Holdings, Inc.	32,237	1,338
Total		**200,614**
Industrials (11.4%)		
3M Co.	64,588	7,964
*Allied Waste Industries, Inc.	32,650	327
*American Power Conversion Corp.	32,450	492
*American Standard Companies, Inc.	11,900	847
*AMR Corp.	25,700	170
*Apollo Group, Inc. — Class A	28,700	1,263

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Industrials continued		
Automatic Data Processing, Inc.	102,650	$ 4,029
Avery Dennison Corp.	18,150	1,109
The Boeing Co.	138,976	4,585
Burlington Northern Santa Fe Corp.	62,985	1,638
Caterpillar, Inc.	56,988	2,605
*Cendant Corp.	172,233	1,805
Cintas Corp.	28,133	1,287
*Concord EPS, Inc.	84,900	1,336
*Convergys Corp.	28,650	434
Cooper Industries, Ltd.	15,400	561
Crane Co.	9,875	197
CSX Corp.	35,250	998
Cummins, Inc.	6,800	191
Danaher Corp.	25,000	1,643
Deere & Co.	39,460	1,809
Delta Air Lines, Inc.	20,367	246
Deluxe Corp.	10,351	436
Dover Corp.	33,567	979
Eaton Corp.	11,700	914
Emerson Electric Co.	69,750	3,547
Equifax, Inc.	23,800	551
FedEx Corp.	49,320	2,674
First Data Corp.	125,326	4,438
*Fiserv, Inc.	31,825	1,080
Fluor Corp.	13,400	375
General Dynamics Corp.	33,400	2,651
General Electric Co.	1,647,206	40,110
Goodrich Corp.	19,100	350
H&R Block, Inc.	29,950	1,204
Honeywell International, Inc.	135,650	3,256
Illinois Tool Works, Inc.	50,700	3,288
Ingersoll-Rand Co. — Class A	27,980	1,205
ITT Industries, Inc.	15,200	922
Lockheed Martin Corp.	75,308	4,349
Masco Corp.	82,100	1,728
*McDermott International, Inc.	10,500	46
*Navistar International Corp.	10,050	244
*Norfolk Southern Corp.	64,357	1,286
Northrop Grumman Corp.	30,110	2,921
PACCAR, Inc.	19,205	886
Pall Corp.	20,350	339
Parker-Hannifin Corp.	19,575	903
Paychex, Inc.	62,235	1,736
Pitney Bowes, Inc.	39,437	1,288
*Power-One, Inc.	13,200	75
R. R. Donnelley & Sons Co.	18,734	408
Raytheon Co.	66,700	2,051
*Robert Half International, Inc.	29,040	468
Rockwell Automation, Inc.	30,750	637
Rockwell Collins, Inc.	30,250	704
Ryder System, Inc.	10,300	231
*Sabre Holdings Corp. — Class A	23,967	434
Southwest Airlines Co.	127,967	1,779
Textron, Inc.	22,850	$ 982
*Thomas & Betts Corp.	9,700	164
Tyco International, Ltd.	330,308	5,642
Union Pacific Corp.	41,860	2,506
United Parcel Service, Inc.	184,800	11,657
United Technologies Corp.	78,067	4,835
W.W. Grainger, Inc.	15,400	794
Waste Management, Inc.	101,285	2,321
Total		**154,930**
Information Technology (14.2%)		
*ADC Telecommunications, Inc.	131,850	276
Adobe Systems, Inc.	39,725	990
*Advanced Micro Devices, Inc.	56,700	366
*Agilent Technologies, Inc.	76,837	1,380
*Altera Corp.	63,211	780
*Analog Devices, Inc.	60,557	1,445
*Andrew Corp.	16,237	167
*Apple Computer, Inc.	59,400	851
*Applied Materials, Inc.	272,300	3,548
*Applied Micro Circuits Corp.	49,800	184
Autodesk, Inc.	19,034	272
*Avaya, Inc.	59,916	147
*BMC Software, Inc.	39,960	684
*Broadcom Corp. — Class A	45,400	684
*CIENA Corp.	71,500	368
*Cisco Systems, Inc.	1,211,300	15,868
*Citrix Systems, Inc.	28,920	356
Computer Associates International, Inc.	95,592	1,290
*Computer Sciences Corp.	28,450	980
*Compuware Corp.	62,257	299
*Comverse Technology, Inc.	31,000	311
*Corning, Inc.	190,000	629
*Dell Computer Corp.	429,533	11,486
*Electronic Arts, Inc.	23,100	1,150
Electronic Data Systems Corp.	79,567	1,466
*EMC Corp.	364,774	2,240
*Gateway, Inc.	53,650	168
Hewlett-Packard Co.	505,226	8,771
Intel Corp.	1,103,463	17,181
International Business Machines Corp.	280,539	21,742
*Intuit, Inc.	35,000	1,642
*Jabil Circuit, Inc.	32,767	587
*JDS Uniphase Corp.	225,400	557
*KLA-Tencor Corp.	31,300	1,107
*Lexmark International Group, Inc. — Class A	20,900	1,264
Linear Technology Corp.	52,550	1,352
*LSI Logic Corp.	61,600	355
*Lucent Technologies, Inc.	568,236	716
Maxim Integrated Products, Inc.	53,500	1,768
*Mercury Interactive Corp.	13,900	412

Index 500 Stock Portfolio

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*Micron Technology, Inc.	99,950	$ 974
*Microsoft Corp.	896,600	46,354
Molex, Inc.	32,050	738
Motorola, Inc.	380,577	3,292
*National Semiconductor Corp.	29,943	449
*NCR Corp.	16,200	385
*Network Appliance, Inc.	55,700	557
*Novell, Inc.	60,300	201
*Novellus Systems, Inc.	24,000	674
*Nvidia Corp.	25,300	291
*Oracle Corp.	899,525	9,715
*Parametric Technology Corp.	43,280	109
*PeopleSoft, Inc.	51,700	946
PerkinElmer, Inc.	20,700	171
*PMC-Sierra, Inc.	27,700	154
*QLogic Corp.	15,450	533
*QUALCOMM, Inc.	128,667	4,682
*Rational Software Corp.	32,000	332
*Sanmina-SCI Corp.	86,800	390
Scientific-Atlanta, Inc.	25,900	307
*Siebel Systems, Inc.	79,100	592
*Solectron Corp.	136,400	484
*Sun Microsystems, Inc.	537,397	1,671
*SunGard Data Systems, Inc.	46,800	1,103
Symbol Technologies, Inc.	37,950	312
*Tektronix, Inc.	14,760	268
*Tellabs, Inc.	68,092	495
*Teradyne, Inc.	30,350	395
Texas Instruments, Inc.	287,000	4,308
*Thermo Electron Corp.	27,600	555
*Unisys Corp.	53,450	529
*VERITAS Software Corp.	67,932	1,061
*Waters Corp.	21,700	473
*Xerox Corp.	120,900	973
*Xilinx, Inc.	55,900	1,152
*Yahoo!, Inc.	99,400	1,625
Total		**193,089**
Materials (2.8%)		
Air Products and Chemicals, Inc.	37,667	1,610
Alcoa, Inc.	139,807	3,186
Allegheny Technologies, Inc.	13,317	83
Ball Corp.	9,366	479
Bemis Company, Inc.	8,750	434
Boise Cascade Corp.	9,600	242
The Dow Chemical Co.	150,809	4,480
E. I. du Pont de Nemours and Co.	164,428	6,973
Eastman Chemical Co.	12,825	472
Ecolab, Inc.	21,400	1,059
Engelhard Corp.	21,300	476
*Freeport-McMoRan Copper & Gold, Inc. — Class B	23,981	402
Georgia-Pacific Corp.	38,104	616
Great Lakes Chemical Corp.	8,300	198

Common Stock (98.8%)	Shares/ Par	Market Value (000's)
Materials contioued		
*Hercules, Inc.	18,100	$ 159
International Flavors & Fragrances, Inc.	15,700	551
International Paper Co.	79,766	2,789
*Louisiana-Pacific Corp.	17,300	139
MeadWestvaco Corp.	33,079	817
Monsanto Co.	43,253	833
Newmont Mining Corp.	66,480	1,930
Nucor Corp.	12,933	534
*Pactiv Corp.	26,200	573
*Phelps Dodge Corp.	14,724	466
PPG Industries, Inc.	28,067	1,408
Praxair, Inc.	26,700	1,542
Rohm and Haas Co.	36,580	1,188
*Sealed Air Corp.	13,921	519
Sigma-Aldrich Corp.	12,100	589
Temple-Inland, Inc.	8,900	399
United States Steel Corp.	16,850	221
Vulcan Materials Co.	16,800	630
Weyerhaeuser Co.	36,280	1,785
Worthington Industries, Inc.	14,200	216
Total		**37,998**
Telecommunication Services (4.1%)		
ALLTEL Corp.	51,457	2,624
AT&T Corp.	127,307	3,324
*AT&T Wireless Services, Inc.	448,197	2,532
BellSouth Corp.	309,865	8,016
CenturyTel, Inc.	23,500	690
*Citizens Communications Co.	46,700	493
*Nextel Communications, Inc. — Class A	150,750	1,741
*Qwest Communications International, Inc.	277,635	1,388
SBC Communications, Inc.	550,447	14,923
Sprint Corp.	147,809	2,140
*Sprint Corp. (PCS Group)	165,060	723
Verizon Communications, Inc.	451,742	17,506
Total		**56,100**
Utilities (2.8%)		
*The AES Corp.	89,800	271
*Allegheny Energy, Inc.	20,800	157
Ameren Corp.	23,967	996
American Electric Power Company, Inc.	56,140	1,534
*Calpine Corp.	62,360	203
CenterPoint Energy, Inc.	50,362	428
Cinergy Corp.	27,784	937
CMS Energy Corp.	23,800	225
Consolidated Edison, Inc.	35,250	1,509
Constellation Energy Group, Inc.	27,200	757
Dominion Resources, Inc.	50,395	2,767
DTE Energy Co.	27,750	1,288
Duke Energy Corp.	146,930	2,871

Index 500 Stock Portfolio

Common Stocks (98.8%)	Shares/ Par	Market Value (000's)
Utilities continued		
*Dynegy, Inc. — Class A	61,100	$ 72
*Edison International	53,920	639
El Paso Corp.	96,771	674
Entergy Corp.	37,109	1,692
Exelon Corp.	53,312	2,813
FirstEnergy Corp.	49,265	1,624
FPL Group, Inc.	30,157	1,813
KeySpan Corp.	23,400	825
Kinder Morgan, Inc.	20,167	852
*Mirant Corp.	66,526	126
Nicor, Inc.	7,250	247
NiSource, Inc.	40,373	807
Peoples Energy Corp.	5,900	228
*PG&E Corp.	65,125	905
Pinnacle West Capital Corp.	15,000	511
PPL Corp.	26,834	931
Progress Energy, Inc.	39,092	1,695
Public Service Enterprise Group, Inc.	36,736	1,179
Sempra Energy	33,902	802
The Southern Co.	117,300	3,330
TECO Energy, Inc.	28,700	444
TXU Corp.	51,165	956
The Williams Companies, Inc.	85,500	231
#Xcel Energy, Inc.	65,920	725
Total		**38,064**
Total Common Stock (Cost: $1,320,019)		**1,345,832**

Money Market Investments (1.2%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.5%)		
#Federal Home Loan Bank, 1.24%, 3/7/03	$ 6,400,000	6,386
Total		**6,386**
Finance Services (0.7%)		
#Preferred Receivable Funding, 1.28%, 1/17/03	10,000,000	9,995
Total		**9,995**
Short Term Business Credit (0.0%)		
#UBS Finance LLC, 1.2%, 1/2/03	$400,000	$ 400
Total		**400**
Total Money Market Investments (Cost: $16,780)		**16,781**
Total Investments (100.0%) (Cost $1,336,799)^		**1,362,613**
Other Assets, Less Liabilities (0.0%)		**268**
Total Net Assets (100.0%)		**$1,362,881**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $1,340,508 and the net unrealized appreciation of investments based on that cost was $22,105 which is comprised of $297,918 aggregate gross unrealized appreciation and $275,813 aggregate gross unrealized depreciation.

* Non-Income Producing

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/02 $17,048)	76	3/03	$(349)

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk	Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.	$87.26 million

The Asset Allocation Portfolio invests in seven categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment-grade bonds, below investment-grade bonds, convertible securities and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by a team of investment professionals. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

Comparison of returns of the Asset Allocation Portfolio with stock or bond indices is of limited usefulness because there is no index that includes both equity and debt securities. During 2002 the bond market performed significantly better than the stock market. As expected, the Portfolio's performance for the year was a blend of the two, with a total return of −10.3%, better than the return of −22.1% from the S&P 500 Index, but less than the return of the bond benchmark, the Merrill Lynch Domestic Master Index, which had a return of 10.41%.

The Portfolio has maintained a fairly defensive posture, with equity exposure near the low end of its normal range, which is 45% to 75% of assets, while taking advantage of market dips to selectively increase equity holdings. Equity exposure was increased as the market continued to move down during the second quarter of 2002; at mid-year, the equity exposure was a fairly neutral 60%. By the end of the third quarter, equity exposure was at 56%, and the cash position was 10% of assets. Throughout the first nine months of the year, the bond portion of the Portfolio outperformed stocks. The emphasis on high quality companies in both the equity and the fixed-income sectors of the Portfolio helped performance, as nervous markets reacted very negatively to any suggestion of financial problems. Bond performance benefited from emphasis on low-risk government securities and mortgage-backed securities and an underweighted position in corporate bonds.

The fourth quarter of 2002 was quite different from the first three quarters: the stock market rallied, bond prices fell, and riskier issues outperformed higher quality securities in both stock and bond markets. As the market rallied beginning in October, we let cash build up as new money flowed into the Portfolio, in anticipation of better buying opportunities. The equity position was increased in December, as the stock market began to move back down. Within the equity segment of the Portfolio, none of the three equity categories — large cap stocks, small cap stocks, and foreign equities — is currently being particularly emphasized. In part as a more conservative substitute for greater equity exposure, we maintained holdings of below investment-grade bonds during the fourth quarter.

The year-end cash position, 10% of the Portfolio (net of Index futures), is somewhat higher than usual. With yields on three-year Treasury notes barely higher than money market instruments, this cash position does not significantly sacrifice income, and it provides the flexibility to add to equity or bond holdings at opportune times.

Sector Allocation 12/31/02


Large Cap Stocks 33%
(includes S&P 500 Index Futures)
24% Investment-Grade Bonds
Small Cap Stocks 12%
9% Below Investment-Grade Bonds
Foreign Stocks 12%
10% Short-Term Investments

Relative Performance


$12,000
11,000
10,000
9,000
8,000
7,000
7/01
12/01
12/02
Asset Allocation Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	Since Inception*
Asset Allocation Portfolio	-10.26%	-8.72%
S&P 500 Index	-22.10%	-19.23%
Merrill Lynch Domestic Master Index	10.41%	9.03%
Merrill Lynch 91 Day T-Bill Index	1.78%	2.24%

*inception date of 7/31/01

In the graph, the Fund is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Standard & Poor's 500® Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include fee waivers and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Domestic Common Stocks & Warrants (34.6%)	Shares/ Par	Market Value (000's)
Large Cap Common Stock (22.7%)		
Consumer Discretionary (5.9%)		
*Bed Bath & Beyond, Inc.	4,000	$ 138
Carnival Corp.	1,335	33
Darden Restaurants, Inc.	4,900	100
Fortune Brands, Inc.	8,200	381
Gannett Co., Inc.	4,900	352
Harley-Davidson, Inc.	10,800	499
*Kohl's Corp.	7,400	414
The McGraw-Hill Companies, Inc.	7,100	429
Newell Rubbermaid, Inc.	12,000	364
Omnicom Group, Inc.	4,000	258
Target Corp.	7,700	231
Tribune Co.	9,300	423
*Viacom, Inc. — Class B	7,900	322
Wal-Mart Stores, Inc.	12,300	621
Wendy's International, Inc.	9,700	263
Weyerhaeuser Co.	5,200	256
Total		**5,084**
Consumer Staples (2.6%)		
Anheuser-Busch Companies, Inc.	9,400	455
Colgate-Palmolive Co.	5,700	299
General Mills, Inc.	4,400	207
Kellogg Co.	5,300	182
Kraft Foods, Inc. — Class A	5,000	195
PepsiCo, Inc.	11,800	497
Walgreen Co.	15,900	464
Total		**2,299**
Energy (1.4%)		
ChevronTexaco Corp.	4,700	312
EOG Resources, Inc.	8,000	319
Exxon Mobil Corp.	17,100	597
Total		**1,228**
Financials (3.4%)		
American International Group, Inc.	6,900	399
The Bank of New York Company, Inc.	8,300	199
The Chubb Corp.	3,100	162
Citigroup, Inc.	4,000	141
Fifth Third Bancorp	7,100	416
Freddie Mac	5,300	313
The Goldman Sachs Group, Inc.	3,600	245
Lehman Brothers Holdings, Inc.	3,000	160
Marsh & McLennan Companies, Inc.	5,000	231
Morgan Stanley Dean Witter & Co.	6,100	244
Wells Fargo & Co.	9,300	435
Total		**2,945**

Large Cap Common Stock (22.7%)	Shares/ Par	Market Value (000's)
Health Care (3.2%)		
Abbott Laboratories	4,000	$ 160
*Amgen, Inc.	8,800	425
Baxter International, Inc.	8,300	232
Eli Lilly and Co.	1,600	102
Johnson & Johnson	9,300	500
Medtronic, Inc.	10,900	497
Pfizer, Inc.	20,800	635
UnitedHealth Group, Inc.	3,300	276
Total		**2,827**
Industrials (2.1%)		
Canadian National Railway Co.	6,000	249
*Fiserv, Inc.	12,800	436
General Electric Co.	15,900	387
Lockheed Martin Corp.	2,700	156
Paychex, Inc.	3,800	106
Raytheon Co.	6,300	194
Union Pacific Corp.	5,000	299
Total		**1,827**
Information Technology (2.8%)		
*Cisco Systems, Inc.	8,900	117
*Electronic Arts, Inc.	1,700	85
Intel Corp.	16,000	249
International Business Machines Corp.	5,200	403
*Microsoft Corp.	15,100	780
*PeopleSoft, Inc.	5,800	106
*QUALCOMM, Inc.	6,700	244
*Semiconductor Holders Trust	10,000	222
Texas Instruments, Inc.	13,200	198
Total		**2,404**
Materials (1.3%)		
Air Products and Chemicals, Inc.	8,900	380
Alcoa, Inc.	13,300	303
Ecolab, Inc.	8,700	431
Total		**1,114**
Total Large Cap Common Stock		**19,728**
Small Cap Common Stock (11.9%)		
Consumer Discretionary (2.7%)		
*AnnTaylor Stores Corp.	7,250	148
*CDW Computer Centers, Inc.	2,300	101
*Coach, Inc.	6,000	198
*Entercom Communications Corp. — Class A	2,200	103
Fairmont Hotels & Resorts, Inc.	3,900	92
*The Gymboree Corp.	9,600	152
* Hispanic Broadcasting Corp. — Class A	2,900	60

Small Cap Common Stock (11.9%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (continued)		
*Jones Apparel Group, Inc.	2,900	$ 103
*Lamar Advertising Co. — Class A	3,200	108
Leggett & Platt, Inc.	10,600	238
*Lin TV Corp. — Class A	1,200	29
Manpower, Inc.	1,100	35
*Michaels Stores, Inc.	6,400	200
*O'Reilly Automotive, Inc.	13,800	349
*Orient-Express Hotel, Ltd. — Class A	5,500	74
*Platinum Underwriters Holdings, Ltd.	600	16
Polaris Industries, Inc.	2,300	135
*Stoneridge, Inc.	2,000	24
*Tommy Hilfiger Corp.	10,400	72
*Westwood One, Inc.	3,800	142
Total		**2,379**
Energy (0.9%)		
*BJ Services Co.	4,800	155
*Cal Dive International, Inc.	7,000	165
*Energy Partners, Ltd.	9,700	104
Ocean Energy, Inc.	2,800	56
*Patterson-UTI Energy, Inc.	6,600	199
*Weatherford International, Ltd.	3,200	128
Total		**807**
Financials (0.9%)		
GreenPoint Financial Corp.	1,500	68
Investors Financial Services Corp.	11,600	318
Old Republic International Corp.	3,800	106
Radian Group, Inc.	3,100	115
SouthTrust Corp.	5,400	134
*Trammell Crow Co.	9,000	81
Total		**822**
Health Care (3.2%)		
*AdvancePCS	6,700	149
*The Advisory Board Co.	1,700	51
*Apogent Technologies, Inc.	4,500	94
*Biovail Corp.	4,200	111
*Bio-Rad Laboratories, Inc. — Class A	2,600	101
*CIMA Labs, Inc.	3,000	73
D & K Healthcare Resources, Inc.	5,300	54
*DaVita, Inc.	24,200	597
Health Management Associates, Inc. — Class A	4,500	81
*IMPAC Medical Systems, Inc.	700	13
*Lincare Holdings, Inc.	16,700	528
*Patterson Dental Co.	6,700	293
*Province Healthcare Co.	17,950	175
*Renal Care Group, Inc.	6,400	202
*Triad Hospitals, Inc.	3,800	113
*Universal Health Services, Inc. — Class B	3,000	135
Total		**2,770**
Industrials (2.4%)		
*The BISYS Group, Inc.	5,400	86
C.H. Robinson Worldwide, Inc.	5,900	184

Small Cap Common Stock (11.9%)	Shares/ Par	Market Value (000's)
Industrials (continued)		
*Charles River Associates, Inc.	1,400	$ 20
Cintas Corp.	2,200	101
*Concord EPS, Inc.	2,500	39
*The Corporate Executive Board Co.	6,400	204
Expeditors International of Washington, Inc.	5,200	170
*Hewitt Associates, Inc. — Class A	3,500	111
*Knight Transportation, Inc.	13,150	276
*MSC Industrial Direct Co., Inc. — Class A	6,400	114
*P.A.M. Transportation Services, Inc.	4,800	121
*Resources Connection, Inc.	4,800	111
SkyWest, Inc.	5,700	74
*Swift Transportation Co., Inc.	8,000	160
Teleflex, Inc.	7,600	326
*Tetra Tech, Inc.	1,664	20
Total		**2,117**
Information Technology (1.8%)		
*Brooks-PRI Automation, Inc.	6,180	71
*CACI International, Inc. — Class A	1,600	57
*EPIQ Systems, Inc.	8,050	123
*Intersil Corp. — Class A	6,400	89
*Keane, Inc.	8,900	80
*Mettler — Toledo International, Inc.	2,300	74
Microchip Technology, Inc.	6,800	166
*Novellus Systems, Inc.	4,600	129
*QLogic Corp.	2,500	86
*Renaissance Learning, Inc.	3,100	59
*Semtech Corp.	6,400	70
*UTStarcom, Inc.	6,400	127
*Varian, Inc.	8,400	241
*Verint Systems, Inc.	800	16
*Zebra Tehnologies Corp. — Class A	2,500	143
Total		**1,531**
Total Small Cap Common Stock		**10,426**
Total Domestic Common Stocks & Warrants (Cost: $33,597)		**30,154**

Foreign Common Stock (12.3%)			
Basic Materials (0.7%)			
*Arcelor	Luxembourg	6,850	84
BASF AG	Germany	2,000	76
*Billerud	Sweden	4,862	53
Norske Skogindustrier ASA	Norway	2,285	32
*Novozymes A/S — B Shares	Denmark	3,450	72
Rio Tinto Ltd.	Australia	3,750	72
*Solvay SA	Belgium	2,210	152
UPM-Kymmene OYJ	Finland	3,420	111
Total			**652**

Asset Allocation Portfolio

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Consumer Cyclical (2.9%)			
Bayerische Motoren Werke AG	Germany	2,980	$ 91
*Belluna Co., Ltd.	Japan	3,070	107
Berkeley Group PLC	United Kingdom	8,350	80
Beru AG	Germany	2,625	116
Bridgestone Corp.	Japan	9,000	111
*British Sky Broadcasting Group PLC	United Kingdom	9,610	99
*Compass Group PLC	United Kingdom	15,785	84
*Daily Mail and General Trust	United Kingdom	4,900	46
*Denway Motors Limited	Hong Kong	323,100	109
Electrolux AB — Series B	Sweden	6,550	103
*Esprit Holdings Ltd.	Hong Kong	58,000	98
Folli-Follie SA	Greece	4,100	70
*Fuji Heavy Industries, Ltd.	Japan	11,000	44
Game Group PLC	United Kingdom	61,450	36
Greek Organization of Football Prognostics	Greece	8,680	91
*HMV Group PLC	United Kingdom	29,800	57
*Honda Motor Co., Ltd.	Japan	3,000	111
*Hyundai Motor Co., Ltd.	Republic Of Korea	3,820	89
*Inditex	Spain	2,200	52
Medion AG	Germany	2,000	70
MFI Furniture Group PLC	United Kingdom	35,800	64
*NCsoft Corp.	Republic Of Korea	435	38
Nintendo Co., Ltd.	Japan	700	65
*Porsche AG	Germany	250	104
*PSA Peugeot Citroen	France	1,050	43
Rank Group PLC	United Kingdom	34,600	147
*Swatch Group AG	Switzerland	890	74
Vivendi Universal SA	France	4,340	70
*Volkswagen AG	Germany	2,145	78
*Walmart de Mexico — Series V	Mexico	31,500	72
Wolseley PLC	United Kingdom	10,250	86
Total			**2,505**

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Consumer Non-Cyclical (1.6%)			
*Altadis, S.A.	Spain	3,500	$ 80
*Burberry Group PLC	United Kingdom	16,250	59
Cadbury Schweppes PLC	United Kingdom	5,700	36
*Cott Corp.	Canada	5,300	94
*Gallaher Group PLC	United Kingdom	11,175	111
*Interbrew	Belgium	2,730	64
*Kao Corp.	Japan	2,000	44
Kook Soon Dang Brewer Co., Ltd.	South Korea	3,000	68
Luxottica Group SPA, ADR	Italy	6,385	87
*Nestle SA	Switzerland	525	111
*Pernod-Ricard SA	France	375	36
*Puma AG Rudolf Dassler Sport	Germany	550	37
Reckitt Benckiser PLC	United Kingdom	5,960	116
Shiseido Co., Ltd.	Japan	10,000	130
Swedish Match AB	Sweden	15,500	122
Unilever PLC	United Kingdom	14,900	142
*Wella AG	Germany	675	41
Total			**1,378**
Energy (1.0%)			
*ENI SPA	Italy	8,230	131
*IHC Caland NV	Netherlands	2,270	120
*Precision Drilling Corp.	Canada	2,080	67
Royal Dutch Petroleum	Netherlands	2,000	88
Saipem SPA	Italy	23,500	157
Suncor Energy, Inc.	Canada	5,670	89
*Technip	France	500	36
*TGS Nopec Geophysical Co. ASA	Norway	6,800	53
Total Fina Elf SA	France	800	114
Total			**855**
Financials (2.1%)			
Aegon NV	Netherlands	6,825	88
*Anglo Irish Bank Co.	Ireland	23,650	167
*BNP Paribas SA	France	2,260	92
Cattles PLC	United Kingdom	10,500	49
*Converium Holding AG	Switzerland	1,085	53
*Corporacion Mapfre	Spain	15,150	123
*Danske Bank	Denmark	7,875	130
*Deutsche Boerse AG	Germany	2,750	110
*Grupo Financiero BBVA Bancomer	Mexico	75,500	57

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Financials continued			
*HSBC Holdings PLC	United Kingdom	6,400	$ 70
ING Groep NV	Netherlands	4,200	71
*Intrum Justitia AB	Sweden	5,450	25
*Irish Life & Permanent	Ireland	7,810	84
Lloyds TSB Group PLC	United Kingdom	11,925	86
Man Group PLC	United Kingdom	8,245	118
Manulife Financial	Canada	2,520	55
Muenchener Rueckversicherungs-Gesellschaft AG	Germany	270	32
*OTP Bank RT	Hungary	12,775	126
Royal Bank of Canada	Canada	3,020	111
Royal Bank of Scotland Group PLC	United Kingdom	4,400	105
Swiss Reinsurance Co.	Switzerland	1,310	86
Total			**1,838**
Healthcare (0.7%)			
*Elekta AB — Class B	Sweden	10,725	108
*Nobel Biocare Holding AG	Switzerland	850	55
*Novartis AG	Switzerland	1,790	65
*Perbio Science AB	Sweden	1,600	18
*Resmed	Australia	2,700	83
Synthes Stratec, Inc.	Switzerland	100	61
Takeda Chemical Industries	Japan	2,200	92
*Taro Pharmaceutical Industries, Ltd.	Israel	2,875	108
Teva Pharmaceutical Industries Ltd., ADR	Israel	1,165	45
Total			**635**
Industry Goods and Services (1.2%)			
*Alfa Laval AB	Sweden	5,900	47
*Amcor Ltd.	Australia	12,025	57
Atlas Copco AB — A Shares	Sweden	4,330	84
BAE Systems PLC	United Kingdom	19,885	40
Group 4 Falck A/S	Denmark	2,600	55
*Grupo Ferrovial	Spain	5,695	145
Huhtamaki OYJ	Finland	9,540	96
*Jarvis PLC	United Kingdom	6,950	31
*Meggitt PLC	United Kingdom	22,700	64
*Neopost SA	France	3,410	111
*Schindler Holdings	Switzerland	400	78
*Serco Group PLC	United Kingdom	17,500	43

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Industry Goods and Services continued			
*SGS Societe Generale de Surveillance Holding SA	Switzerland	300	$ 90
Vestas Wind Systems A/S	Denmark	2,570	26
Vinci SA	France	1,670	94
Total			**1,061**
Technology (0.8%)			
ASM Pacific Technology Ltd.	Hong Kong	22,000	42
*ASML Holding NV	Netherlands	5,975	50
Canon, Inc.	Japan	2,000	75
*INFOSYS Technologies Ltd.	India	690	69
*Logitech International-Reg	Switzerland	3,580	108
Nokia OYJ	Finland	4,350	68
*Riverdeep Group PLC	Ireland	26,250	33
Royal Philips Electronics NV	Netherlands	4,050	71
Samsung Electronics Co., Ltd.	South Korea	300	80
*Sap AG	Germany	610	48
Taiwan Semiconductor Manufacturing Co., Ltd.	Taiwan	24,600	30
*Tandberg ASA	Norway	5,800	33
Total			**707**
Telecommunication Services (0.3%)			
*KDDI Corp.	Japan	20	65
*Orange SA	France	14,280	98
PT Telekomunikasi Indonesia	Indonesia	120,000	52
*Vodafone Group PLC	United Kingdom	47,200	86
Total			**301**
Transportation (0.6%)			
Brisa-Auto Estradas de Portugal SA	Portugal	23,860	132
*EasyJetPLC	United Kingdom	18,875	83
Exel PLC	United Kingdom	7,150	79
Fraport AG	Germany	2,875	51
Macquarie Infrastructure Group	Australia	79,900	145
Total			**490**

Foreign Common Stock (12.3%)	Country	Shares/ Par	Market Value (000's)
Utilities (0.4%)			
Centrica PLC	United Kingdom	32,300	$ 89
Italgas S.P.A.	Italy	6,000	82
National Grid Group PLC	United Kingdom	12,580	92
*Snam Rete Gas	Italy	11,850	40
*Suez Lyonnaise des Eaux SA	France	2,600	45
Total			**348**
Total Foreign Common Stock (Cost: $11,638)			**10,770**

Preferred Stock (0.2%)	Shares/ Par	Market Value (000's)
Technology (0.2%)		
Cable (0.2%)		
CSC Holdings, Inc. — Series M	500	47
CSC Holdings, Inc. — Series H	1,000	94
Total		**141**
Telecommunications Wireless: Towers (0.0%)		
**Crown Castle International Corp.	2	0
Total		**0**
Telecommunications Wireline: CLEC (0.0%)		
**Intermedia Communications, Inc.	2	0
Total		**0**
Total Technology		**141**
Trucking (0.0%)		
**American Commercial Lines LLC	261	2
Total Trucking		**2**
Total Preferred Stock (Cost: $136)		**143**

Warrants (0.0%)	Shares/ Par	Market Value (000's)
Telecommunication Services (0.0%)		
IWO Holdings, Inc. 144A	50	0
Total Warrants (Cost: $4)		**0**

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
Corporate Bonds Domestic (6.6%)		
Beverages, Malt Beverages (0.3%)		
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	$ 23,000	28
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	125,000	135
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	81
Total		**244**
Capital Goods (0.1%)		
Raytheon Co., 7.20%, 8/15/27	75,000	82
Total		**82**
Consumer Cyclical (0.1%)		
Royal Caribbean Cruises Ltd., 7.00%, 10/15/07	$ 100,000	$ 89
Total		**89**
Crude Petroleum and Natural Gas (0.5%)		
Occidental Petroleum, 6.75%, 1/15/12	350,000	399
Total		**399**
Diversified Industrials (0.3%)		
United Technologies Corp., 6.10%, 5/15/12	250,000	280
Total		**280**
Drilling Oil and Gas Wells (0.4%)		
Transocean, Inc., 7.50%, 4/15/31	300,000	344
Total		**344**
Electric and Other Services Combined (0.3%)		
Wisconsin Public Service, 4.875%, 12/1/12	250,000	253
Total		**253**
Electrical Equipment and Supplies (0.6%)		
Cooper Industries, Inc., 5.50%, 11/1/09	200,000	208
Hubbell Inc., 6.375%, 5/15/12	300,000	331
Total		**539**
Environmental Controls (0.1%)		
Pall Corp., 6.00%, 8/1/12 144A	95,000	102
Total		**102**
Finance Services (0.6%)		
Credit Suisse First Boston USA Inc., 4.625%, 1/15/08	350,000	354
General Motors Acceptance Corp., 6.875%, 8/28/12	300,000	296
Total		**650**
Fire, Marine and Casualty Insurance (0.3%)		
Allstate Corp., 6.125%, 12/15/32	135,000	138
Progressive Corp., 6.25%, 12/1/32	125,000	128
Total		**266**
Food Retail (0.3%)		
Delhaize America Inc., 8.125%, 4/15/11	250,000	242
Total		**242**
Motor Vehicle Parts/Accessories (0.2%)		
TRW, Inc., 7.125%, 6/1/09	48,000	54
TRW, Inc., 7.75%, 6/1/29	72,000	85
Total		**139**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	48,000	52
Total		**52**

Asset Allocation Portfolio

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
National Commercial Banks (0.3%)		
Bank One Corp., 5.25%, 1/30/13	$ 250,000	$ 257
Total		**257**
News Dealers and Newsstands (0.1%)		
News America Holdings, 7.75%, 12/1/45	100,000	98
Total		**98**
Office Machines (0.1%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	100,000	111
Total		**111**
Oil and Gas Field Machinery (0.3%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	250,000	253
Total		**253**
Pharmaceuticals (0.3%)		
Eli Lilly & Company, 7.125%, 6/1/25	210,000	248
Total		**248**
Plastics Materials and Resins (0.3%)		
Eastman Chemical, 7.00%, 4/15/12	260,000	293
Total		**293**
Plumbing Fixture Fittings/Trim (0.3%)		
Masco Corp., 4.625%, 8/15/07	125,000	130
Masco Corp., 6.50%, 8/15/32	125,000	128
Total		**258**
Retail-Retail Stores (0.4%)		
Limited Brands, 6.125%, 12/1/12	300,000	316
Total		**316**
Search and Navigation Equipment (0.1%)		
Raytheon Co., 7.00%, 11/1/28	120,000	128
Total		**128**
Telephone Communications (0.2%)		
Alltel Corp., 7.00%, 7/1/12	120,000	138
Total		**138**
Total Corporate Bonds Domestic		**5,781**
Government (Domestic and Foreign) and Agency Bonds (16.8%)		
Federal Government and Agencies (16.8%)		
Government National Mortgage Association TBA, 5.50%, 12/1/25	150,000	151
Housing & Urban Development, 6.08%, 8/1/13	100,000	113
US Treasury, 2.125%, 10/31/04	550,000	556
US Treasury, 2.875%, 6/30/04	150,000	153
US Treasury, 3.00%, 1/31/04	165,000	168
US Treasury, 3.00%, 11/15/07	800,000	810
US Treasury, 3.25%, 8/15/07	189,000	194
US Treasury, 3.50%, 11/15/06	4,129,000	4,296

Investment-Grade Bonds (23.4%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
US Treasury, 3.875%, 7/31/03	$1,325,000	$ 1,344
US Treasury, 4.375%, 5/15/07	427,000	459
US Treasury, 4.625%, 5/15/06	153,000	165
US Treasury, 5.375%, 2/15/31	215,000	234
US Treasury, 5.50%, 5/15/09	1,000,000	1,135
US Treasury, 6.125%, 8/15/07	550,000	632
US Treasury, 6.50%, 8/15/05	1,000,000	1,119
US Treasury, 6.50%, 5/15/05	2,370,000	2,630
US Treasury Inflation Index Bond, 3.375%, 1/15/07	223,129	242
US Treasury Stripped, 0.00%, 5/15/30	870,000	211
Total Government (Domestic and Foreign) and Agency Bonds		**14,612**
Total Investment-Grade Bonds (Cost: $19,607)		**20,393**
Below Investment-Grade Bonds (9.4%)		
Basic Materials (0.2%)		
Chemicals (0.1%)		
Lyondell Chemical Co., 11,125%, 7/15/12	50,000	49
Total		**49**
Metals and Mining (0.0%)		
UCAR Finance, Inc., 10.25%, 2/15/12	100,000	79
Total		**79**
Paper (0.1%)		
Appleton Papers, Inc., 12.50%, 12/15/08	50,000	55
Total		**55**
Total Basic Materials		**183**
Cable and Other Pay Television Services (0.0%)		
Charter Communications Holdings, 10.75%, 10/1/09	25,000	11
Total Cable and Other Pay Television Services		**11**
Capital Goods (0.8%)		
Aerospace (0.1%)		
K & F Industries Inc., 9.625%, 12/15/10 144A	50,000	51
Total		**51**
Building and Construction (0.4%)		
Brickman Group Ltd., 11.75%, 12/15/09 144A	100,000	104
H & E Equipment/Finance, 11.125%, 6/15/12 144A	100,000	75
Integrated Electrical Services, Inc., 9.375%, 2/1/09	50,000	46
Integrated Electrical Services, Inc., Series B, 9.375%, 2/1/09	50,000	46
United Rentals, Inc., 10.375%, 4/15/08	100,000	100
Total		**371**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Industrial Equipment (0.3%)		
Perkinelmer, Inc., 8.875%, 1/15/13 144A	$ 50,000	$ 49
Rexnord Corp., 10.125%, 12/15/12 144A	100,000	103
Tyco International Group, 6.375%, 2/15/06	50,000	49
Tyco International Group S.A., 6.375%, 6/15/05	25,000	24
Tyco International Group SA, 6.375%, 10/15/11	25,000	23
Total		**248**
Total Capital Goods		**670**
Chemicals and Allied Products (0.1%)		
Lyondell Chemical Co., 9.50%, 12/15/08 144A	75,000	70
Total Chemicals and Allied Products		**70**
Construction and Building Materials (0.0%)		
United Rentals, Inc., 10.75%, 4/15/08 144A	25,000	25
Total Construction and Building Materials		**25**
Consumer Cyclical (2.6%)		
Apparel, Textile (0.1%)		
Levi Strauss & Co., 11.625%, 1/15/08	75,000	73
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	50,000	47
Total		**120**
Auto Related (0.2%)		
Avis Group Holdings, Inc., 11.00%, 5/1/09	50,000	55
Collins & Aikman Products, Inc., 11.50%, 4/15/06	50,000	42
Trimas Corp., 9.875%, 6/15/12 144A	100,000	99
Total		**196**
Home Construction (0.2%)		
Beazer Homes USA, 8.875%, 4/1/08	50,000	52
K. Hovanian Enterprises, 10.50%, 10/1/07	50,000	54
Schuler Homes, 9.375%, 7/15/09	50,000	51
Tech Olympic USA, Inc., 9.00%, 7/1/10 144A	50,000	49
Total		**206**
Household Appliances (0.1%)		
Rent-A-Center Inc., 11.00%, 8/15/08	50,000	54
Total		**54**
Leisure Related (0.2%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	75,000	65
Premier Parks, Inc., 9.50%, 2/1/09	100,000	97
Total		**162**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Lodging / Resorts (0.6%)		
Corrections Corporation of America, 9.875%, 5/1/09 144A	$ 75,000	$ 80
Felcor Lodging LP, 9.50%, 9/15/08	100,000	101
Hilton Hotels Corp., 7.625%, 12/1/12	100,000	101
John Q. Hammons, 8.875%, 5/15/12	100,000	100
Meristar Hospitality Finance Corp., 9.00%, 1/15/08	50,000	44
Lodging / Resorts continued		
Meristar Hospitality Finance Corp., 9.125%, 1/15/11	50,000	44
RFS Partnership LP, 9.75%, 3/1/12	25,000	26
Total		**496**
Printing and Publishing (0.6%)		
American Achievement Corp., 11.625%, 1/1/07	100,000	105
DEX Media East LLC, 9.875%, 11/15/09 144A	50,000	54
Mail-Well Corp., 9.625%, 3/15/12	75,000	67
RH Donnelley Fin Corp., 10.875%, 12/15/12 144A	100,000	108
Vertis Inc., 10.875%, 6/15/09	100,000	103
Von Hoffman Corp., 10.25%, 3/15/09	100,000	94
Total		**531**
Retail — General (0.6%)		
Asbury Automotive Group, Inc., 9.00%, 6/15/12	50,000	44
Autonation, Inc., 9.00%, 8/1/08	25,000	25
Buhrmann U.S., Inc., 12.25%, 11/1/09	75,000	70
CSK Auto, Inc, 12.00%, 6/15/06	50,000	54
The Gap, Inc., 8.15%, 12/15/05	100,000	105
Hollywood Entertainment Inc., 9.625%, 3/15/11	50,000	51
Saks, Inc., 8.25%, 11/15/08	50,000	50
Sonic Automotive, Inc., 11.00%, 8/1/08	50,000	51
United Auto Group, Inc. 9.625%, 3/15/12 144A	50,000	49
Total		**499**
Total Consumer Cyclical		**2,264**
Consumer Staples (2.5%)		
Containers (0.3%)		
Applied Extrusion Tech., Inc., 10.75%, 7/1/11	25,000	16
BWAY Corp., 10.00%, 10/15/10 144A	100,000	104
Owens-Brockway Glass Container, Inc., 8.75%, 11/15/12 144A	125,000	127
Total		**247**
Food Service (0.1%)		
Buffets, Inc., 11.25%, 7/15/10 144A	50,000	47
Sbarro, Inc., 11.00%, 9/15/09	75,000	70
Total		**117**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Foods (0.1%)		
Corn Products International, Inc., 8.25%, 7/15/07	$ 50,000	$ 51
Swift & Co., 10.125%, 10/1/09 144A	50,000	47
Total		**98**
Gaming (1.4%)		
Aztar Corp., 8.875%, 5/15/07	25,000	26
Choctaw Resort Development, 9.25%, 4/1/09	100,000	105
Chumash Casino & Resort, 9.00%, 7/15/10 144A	100,000	105
Herbst Gaming, Inc., 10.75% 9/1/08	100,000	105
Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	50
Jacobs Entertainment, Inc. 11.875%, 02/01/09	100,000	104
Majestic Investment Holdings, Inc., 11.653%, 11/30/07	50,000	46
The Majestic Star Casino LLC, 10.875%, 7/1/06	100,000	102
Park Place Entertainment Corporation, 9.375%, 2/15/07	25,000	27
Resort International Hotel/Casino, 11.50%, 3/15/09	75,000	68
Riviera Holdings Corp., 11.00%, 6/15/10	100,000	90
Venetian Casino Resort LLC, 11.00%, 6/15/10 144A	100,000	105
Wheeling Island Gaming, 10.125%, 12/15/09	75,000	77
Wynn Las Vegas Corp., 12.00%, 11/1/10	125,000	125
Total		**1,135**
Healthcare (0.5%)		
AmerisourceBergen Corp., 7.25%, 11/15/12 144A	75,000	77
HEALTHSOUTH Corp., 8.50%, 2/1/08	100,000	86
InSight Health Services Corp., 9.875%, 11/1/11	100,000	96
Pacificare Health Systems, Inc., 10.75%, 6/1/09	50,000	54
Rotech Healthcare Inc., 9.50%, 4/1/12 144A	100,000	100
Ventas Realty, 9.00%, 5/1/12	50,000	52
Total		**465**
Retail – Food (0.1%)		
Fleming Companies, Inc., 10.125%, 4/1/08	50,000	43
Great Atlantic & Pacific Tea Co., Inc., 7.75%, 4/15/07	100,000	72
Total		**115**

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Soaps and Toiletries (0.0%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	$ 25,000	$ 26
Total		**26**
Total Consumer Staples		**2,203**
Energy (0.4%)		
Oil and Gas Independent (0.1%)		
PDVSA Finance, Ltd., 1999-I, 9.75%, 2/15/10	50,000	45
Total		**45**
Oil and Gas Integrated (0.1%)		
Compton Petroleum Corp., 9.90%, 5/15/09	50,000	52
Total		**52**
Oil Field Services (0.2%)		
BRL Universal Equipment, 8.875%, 2/15/08	50,000	52
Grant Prideco Escrow, 9.00%, 12/15/09 144A	100,000	103
Hanover Equipment Trust, 8.75%, 9/1/11 144A	100,000	97
Total		**252**
Refining (0.0%)		
Tesoro Petroleum Corp., 9.625%, 11/1/08	25,000	17
Total		**17**
Total Energy		**366**
Finance (0.3%)		
Banks (0.1%)		
Western Financial Bank-FSB, 9.625%, 5/15/12	50,000	49
Total		**49**
Finance Companies (0.1%)		
AmeriCredit Corp., 9.875%, 4/15/06	25,000	21
Americredit Corp., 9.25%, 5/1/09 144A	50,000	39
IOS Capital, Inc., 9.75%, 6/15/04	50,000	51
Metris Companies, Inc., 10.125%, 7/15/06	50,000	28
Total		**139**
Financial Services (0.1%)		
Labranche & Company, Inc., 12.00%, 3/2/07	50,000	55
Total		**55**
Total Finance		**243**

Asset Allocation Portfolio

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Miscellaneous (0.3%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	$ 75,000	$ 69
Crescent Real Estate Equities, 7.50%, 9/15/07	100,000	97
Istar Financial, Inc., 8.75%, 8/15/08	50,000	53
Total Miscellaneous		**219**
Professional Services (0.1%)		
Kindercare Learning Centers, 9.50%, 2/15/09	90,000	87
Total Professional Services		**87**
Real Estate (0.1%)		
LNR Property Corp., 10.50%, 1/15/09	100,000	101
Total Real Estate		**101**
Technology (1.2%)		
Cable (0.3%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	75,000	33
Echostar DBS Corp., 10.375%, 10/1/07	100,000	107
Insight Midwest, 9.75%, 10/01/09 144A	50,000	48
Rogers Communications, Inc., 8.875%, 7/15/07	50,000	48
++Telewest Communications PLC, 9.875%, 2/1/10	50,000	9
Total		**245**
Electronics (0.1%)		
Amkor Technology, Inc., 5.00%, 3/15/07	25,000	12
Sanmina-Sci Corporation, 10.375%, 1/15/10 144A	50,000	51
Solectron Corp., 9.625%, 2/15/09	50,000	49
Total		**112**
Office Equipment (0.1%)		
Xerox Corp., 7.15%, 8/01/04	50,000	48
Total		**48**
Telecommunications Wireless: Cellular/PCS (0.6%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	25,000	8
Alamosa Delaware, Inc., 13.625%, 08/15/11	37,500	12
+Alamosa PCS Holdings, Inc., 12.875%, 2/15/10	226,000	41
Dobson Communications Corp., 10.875%, 7/1/10	50,000	42
!Nextel Communications, Inc., 10.65%, 9/15/07	85,000	81
Nextel Partners, Inc., 12.50%, 11/15/09	75,000	68
Qwest Services Corp., 12/15/10, 13.50% 144A	48,000	50
Rogers Cantel, Inc., 8.30%, 10/1/07	75,000	66
Rogers Cantel, Inc., 9.75%, 6/1/16	50,000	45

Below Investment-Grade Bonds (9.4%)	Shares/ Par	Market Value (000's)
Telecommunications Wireless: Cellular/PCS continued		
+Triton PCS, Inc., 11.00%, 5/1/08	$ 100,000	$ 83
TSI Telecommunications Service, 12.75%, 2/1/09	100,000	89
+US Unwired, Inc., 13.375%, 11/1/09	125,000	8
Total		**593**
Telecommunications Wireless: Towers (0.1%)		
+Crown Castle International Corp., 10.625%, 11/15/07	50,000	45
Total		**45**
Total Technology		**1,043**
Transport Services (0.4%)		
Railroads (0.1%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	50,000	50
TFM SA DE CV, 12.50%, 6/15/12 144A	50,000	51
Total		**101**
Trucking and Shipping (0.3%)		
American Commercial LLC, 11.25%, 1/1/08	29,794	10
CP Ships Ltd., 10.375%, 7/15/12	50,000	53
International Shipbuilding Corp., 7.75%, 10/15/07	35,000	28
North American Van Lines, 13.375%, 12/1/09	100,000	97
Stena AB, 9.625%, 12/1/12 144A	100,000	102
Total		**290**
Total Transport Services		**391**
Utilities (0.4%)		
Utility — Electric (0.3%)		
Calpine Canada Energy, 8.50%, 5/1/08	25,000	11
Calpine Corp., 8.625%, 8/15/10	50,000	21
Calpine Corp., 8.75%, 7/15/07	50,000	22
Edison Mission Energy, 10.00%, 8/15/08	100,000	48
Orion Power Holdings, Inc., 12.00%, 5/1/10	100,000	72
++PG&E National Energy Group, Inc., 10.375%, 5/16/11	50,000	19
Western Resources, 9.75%, 5/1/07	50,000	46
Total		**239**
Utility — Garbage Disposal (0.1%)		
Allied Waste North America, Inc., 8.50%, 12/1/08	100,000	100
Total		**100**
Total Utilities		**339**
Total Below Investment-Grade Bonds (Cost: $8,424)		**8,215**

Money Market Investments (19.9%)	Shares/ Par	Market Value (000's)
Federal and Federally-Sponsored Credit (3.6%)		
#Federal Home Loan Mortgage Corporation, 1.10%, 1/8/03	$3,100,000	$ 3,099
Total Federal and Federally-Sponsored Credit		**3,099**
Federal Government and Agencies (16.3%)		
Federal Home Loan Bank, 1.24%, 3/7/03	1,000,000	998
#Federal National Mortgage Association, 1.26%, 1/27/03	8,600,000	8,593
Federal National Mortgage Association, 1.28%, 1/22/03	4,700,000	4,696
Total Federal Government and Agencies		**14,287**
Total Money Market Investments (Cost: $17,386)		**17,386**
Total Investments (99.8%) (Cost $90,792)/		**87,061**
Other Assets, Less Liabilities (0.2%)		**199**
Total Net Assets (100.0%)		**$87,260**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $91,184 and the net unrealized depreciation of investments based on that cost was $4,123 which is comprised of $2,275 aggregate gross unrealized appreciation and $6,398 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

+ Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

++ Defaulted Security

** PIK — Payment In Kind

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S & P 500 INDEX FUTURES (Total Notional Value at 12/31/02 $9,037)	40	3/03	$(247)
US TEN YEAR TREASURY NOTE (Total Notional Value at 12/31/02 $339)	3	3/03	$(7)

The Accompanying Notes are an Integral Part of the Financial Statements

Balanced Portfolio

Objective:
A high level of current income and capital growth with a low risk profile

Portfolio Strategy:
Achieve consistent returns and low volatility by diversifying among assets.

Net Assets:
$2.56 billion

In order to capitalize on changing financial market and economic conditions, the Balanced Portfolio's asset allocation is adjusted as appropriate among three investment classes: stocks, bonds and money market instruments. The equity portion of the Portfolio is indexed, meaning that the Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index, which is generally regarded as a good proxy for the overall U.S. equity market. The bond portion of the Portfolio is actively managed, with investments in high quality bonds adjusted frequently as to maturity, market sectors and duration. Liquidity is maintained by holding a portion of the Portfolio in money market investments, which are high quality short-term debt securities.

Definition of an appropriate benchmark for comparison of returns of the Balanced Portfolio is difficult because there is no index that includes both equity and debt securities. Accordingly, comparisons are provided with three different indices: the S&P 500 Index for stocks, Merrill Lynch Domestic Master Index for bonds, and 91-day Treasury bills for short-term investments. As expected, the Portfolio's performance over the last year was between these measures, with a total return of –7.5%, better than the return of –22.1% from the S&P 500 Index, but less than the return of the Merrill Lynch Domestic Master Index, which had a return of 10.4%, or Treasury bills, which had a return of 1.8%.

The target asset mix for the Balanced Portfolio is established and adjusted with input from an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. Changes are at the margin, so that there are always core positions in both stocks and bonds. The extreme volatility of the equity market over the last year has created many opportunities to sell on strength and buy on weakness. At the beginning of January 2002, the Portfolio was invested 54% in stocks, 42% in bonds, and 4% in cash equivalents. The equity position was increased in February, following a January market drop, then reduced in March after a rally. Modest additions were made to the equity position after a market drop in April, and stock exposure was further increased on the pronounced weakness near the end of June. A brief rally in August created an opportunity to reduce the equity position, which was then increased again on weakness in September and into early October. This decision proved sound, as the equity market continued to strengthen through much of the fourth quarter. Equity exposure was reduced in November on a market rebound and then increased in late December when the market weakened, to 54% of assets at year end.

Performance was boosted by excellent results from the bond portion of the Portfolio, which is managed actively, using a strategy very similar to that of the Select Bond Portfolio. Bonds as a whole have provided higher returns than stocks over the last year, and the Portfolio benefited from an emphasis on high quality securities and an overweighted position in low-risk government bonds and mortgage-backed securities.

Sector Allocation 12/31/02



Equities (including index futures) 54%
28% Government and Agency Bonds
12% Corporate Bonds
5% Mortgage-Backed and Asset-Backed Securities
1% Short-Term Investments

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Balanced Portfolio
Merrill Lynch Domestic Master Index
Merrill Lynch 91 Day T-Bill Index
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 years	10 years
Balanced Portfolio	-7.54%	3.40%	8.53%
Merrill Lynch Domestic Master Index	10.41%	7.58%	7.57%
Merrill Lynch 91 Day T-Bill Index	1.78%	4.48%	4.64%
S&P 500 Index	-22.10%	-0.58%	9.30%

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income, and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury Bill that matures closest to, but not beyond, three months from the rebalancing date.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments
December 31, 2002

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Aerospace — Defense (0.7%)		
Lockheed Martin Corp., 8.20%, 12/1/09	$ 7,450,000	$ 9,207
Raytheon Co., 7.20%, 8/15/27	8,705,000	9,515
Total		**18,722**
Auto Related (0.4%)		
Toyota Motor Credit Corp., 5.65%, 1/15/07	9,750,000	10,594
Total		**10,594**
Beverages, Malt Beverages (1.3%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	5,154
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,121
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	8,975,000	9,649
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,525
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	10,971
Total		**31,420**
Broad Woven Fabric Mills, Manmade (0.0%)		
++Polysindo International Finance, 11.375%, 6/15/06	6,500,000	455
Total		**455**
Commercial Banks (0.4%)		
++Banco Montevideo, 8.40%, 4/30/08 144A	6,250,000	1,125
Bank of America Corp., 7.40%, 1/15/11	2,668,000	3,143
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	5,444
Total		**9,712**
Crude Petroleum and Natural Gas (0.7%)		
Occidental Petroleum, 6.75%, 1/15/12	11,017,000	12,549
Occidental Petroleum, 8.45%, 2/15/29	4,751,000	6,095
Total		**18,644**
Diversified Industrials (0.3%)		
United Technologies Corp., 6.10%, 5/15/12	7,840,000	8,766
Total		**8,766**
Drilling Oil and Gas Wells (0.3%)		
Transocean, Inc., 7.50%, 4/15/31	5,844,000	6,704
Total		**6,704**

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Electric and Other Services Combined (0.1%)		
Wisconsin Public Service, 4.875%, 12/1/12	$ 3,250,000	$ 3,292
Total		**3,292**
Electric Services (1.2%)		
Atlantic City Electric, 6.625%, 8/1/13	4,000,000	4,395
Exelon Generation Co. LLC, 6.95%, 6/15/11	11,787,000	12,743
Public Service Electric & Gas Co., 6.875%, 1/1/03	9,000,000	9,000
South Carolina Electric & Gas, 6.125%, 3/1/09	3,000,000	3,341
Total		**29,479**
Electrical Equipment and Supplies (0.2%)		
Cooper Industries, Inc., 5.50%, 11/1/09	5,100,000	5,315
Total		**5,315**
Enviromental Controls (0.1%)		
Pall Corp., 6.00%, 8/1/12 144A	2,500,000	2,673
Total		**2,673**
Finance Services (0.8%)		
Credit Suisse First Boston USA, Inc., 4.625%, 1/15/08	8,050,000	8,160
General Motors Acceptance Corp., 6.875%, 8/28/12	11,900,000	11,730
Total		**19,890**
Fire, Marine and Casualty Insurance (0.4%)		
Allstate Corp., 6.125%, 12/15/32	2,520,000	2,567
Progressive Corp., 6.25%, 12/1/32	8,475,000	8,695
Total		**11,262**
Food Retailers (0.3%)		
Delhaize America Inc., 8.125%, 4/15/11	8,000,000	7,740
Total		**7,740**
Foreign Government Bonds (0.3%)		
Province of Quebec, 6.50%, 1/17/06	7,500,000	8,312
Total		**8,312**
Grocery Stores (0.2%)		
The Kroger Co., 7.50%, 4/1/31	5,000,000	5,593
Total		**5,593**
Metal Mining (0.1%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,500,000	2,731
Total		**2,731**

Balanced Portfolio

Corporate Bonds (11.6%)	Shares/ Par	Market Value (000's)
Motor Vehicle Parts Accessories (0.4%)		
TRW, Inc., 7.125%, 6/1/09	$ 3,047,000	$ 3,407
TRW, Inc., 7.75%, 6/1/29	6,591,000	7,774
Total		**11,181**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	1,918,000	2,060
Total		**2,060**
National Commercial Banks (0.2%)		
Bank One Corp., 5.25%, 1/30/13	5,000,000	5,147
Total		**5,147**
News Dealers and Newsstands (0.1%)		
News America Holdings, 7.75%, 12/1/45	3,050,000	2,997
Total		**2,997**
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	5,000,000	5,534
Total		**5,534**
Oil and Gas Extraction (0.2%)		
Chevron Corp., 6.625%, 10/1/04	4,750,000	5,113
Total		**5,113**
Oil and Gas Field Machinery (0.2%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	4,750,000	4,803
Total		**4,803**
Pharmaceuticals (1.3%)		
Eli Lilly & Co., 5.50%, 7/15/06	4,800,000	5,184
Eli Lilly & Co., 7.125%, 6/1/25	5,180,000	6,114
Johnson & Johnson, 6.625%, 9/1/09	2,800,000	3,264
Merck & Co., Inc., 5.95%, 12/1/28	3,774,000	3,991
Pfizer, Inc., 5.625%, 2/1/06	11,300,000	12,338
Total		**30,891**
Plastics Materials and Resins (0.3%)		
Eastman Chemical, 7.00%, 4/15/12	6,580,000	7,427
Total		**7,427**
Plumbing Fixture Fittings/Trim (0.1%)		
Masco Corp., 4.625%, 8/15/07	750,000	774
Masco Corp., 6.50%, 8/15/32	1,250,000	1,285
Total		**2,059**
Retail — Retail Stores (0.3%)		
Limited Brands, 6.125%, 12/1/12	6,900,000	7,263
Total		**7,263**
Search and Navigation Equipment (0.1%)		
Raytheon Co., 6.75%, 3/15/18	1,648,000	1,727
Total		**1,727**
Telephone Communications (0.3%)		
Alltel Corp., 7.00%, 7/1/12	$ 2,160,000	$ 2,489
Alltel Corp., 7.875%, 7/1/32	4,875,000	5,982
Total		**8,471**
Total Corporate Bonds (Cost: $284,627)		**295,977**

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (28.3%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	3,767
Aid-Israel, 0.00%, 11/15/23	11,500,000	3,508
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,556
Federal Home Loan Mortgage Corporation, 6.50%, 4/1/11	5,413,505	5,748
Federal Home Loan Mortgage Corporation, 7.00%, 3/15/07	2,170,929	2,241
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	3,890,402	4,159
Federal National Mortgage Association, 5.97%, 10/1/08	1,662,760	1,825
Federal National Mortgage Association, 6.24%, 2/1/06	4,639,725	5,021
Federal National Mortgage Association, 6.265%, 10/1/08	5,458,292	6,072
Federal National Mortgage Association, 6.315%, 3/1/06	4,903,013	5,324
Federal National Mortgage Association, 6.34%, 2/1/08	3,925,255	4,361
Federal National Mortgage Association, 6.43%, 6/1/08	6,920,635	7,730
Federal National Mortgage Association, 6.75%, 11/1/07	2,953,722	3,327
Federal National Mortgage Association, 6.75%, 4/25/18	4,661,753	4,976
Federal National Mortgage Association, 6.75%, 12/25/23	6,500,000	6,781
Federal National Mortgage Association, 6.835%, 7/1/03	1,960,881	1,965
Federal National Mortgage Association, 6.895%, 5/1/06	5,758,273	6,356
Federal National Mortgage Association, 6.90%, 4/1/06	2,322,728	2,560
Federal National Mortgage Association, 7.00%, 6/1/03	551,124	560
Federal National Mortgage Association, 7.00%, 6/25/10	1,080,100	1,078
Federal National Mortgage Association, 7.00%, 4/1/26	4,963,174	5,250
Federal National Mortgage Association, 7.025%, 9/1/05	1,845,033	2,009
Federal National Mortgage Association, 7.25%, 5/1/04	1,501,550	1,569
Federal National Mortgage Association, 8.40%, 2/25/09	966,350	966

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 11.00%, 12/1/12	$ 34,223	$ 40
Federal National Mortgage Association, 11.00%, 9/1/17	237,506	281
Federal National Mortgage Association, 11.00%, 12/1/17	25,249	30
Federal National Mortgage Association, 11.00%, 2/1/18	112,807	134
Federal National Mortgage Association, 11.50%, 4/1/18	173,177	208
Federal National Mortgage Association, 12.00%, 9/1/12	342,847	409
Federal National Mortgage Association, 12.00%, 12/1/12	80,253	96
Federal National Mortgage Association, 12.00%, 9/1/17	100,643	122
Federal National Mortgage Association, 12.00%, 10/1/17	73,964	90
Federal National Mortgage Association, 12.00%, 12/1/17	84,571	103
Federal National Mortgage Association, 12.00%, 2/1/18	122,197	148
Federal National Mortgage Association, 12.50%, 4/1/18	71,826	88
Federal National Mortgage Association, 13.00%, 11/1/12	60,792	74
Federal National Mortgage Association, 13.00%, 11/1/17	62,609	77
Federal National Mortgage Association, 13.00%, 12/1/17	65,732	81
Federal National Mortgage Association, 13.00%, 2/1/18	140,725	174
Federal National Mortgage Association, 14.00%, 12/1/17	32,641	41
Government National Mortgage Association, 5.50%, 1/15/32	967,638	995
Government National Mortgage Association, 5.50%, 2/15/32	7,024,162	7,220
Government National Mortgage Association, 5.50%, 9/15/32	243,855	251
Government National Mortgage Association, 7.00%, 5/15/23	3,606,366	3,850
Government National Mortgage Association, 7.00%, 6/15/23	340,038	363
Government National Mortgage Association, 7.00%, 7/15/23	422,002	451
Government National Mortgage Association, 7.00%, 8/15/23	6,562	7
Government National Mortgage Association, 7.00%, 9/15/23	161,956	173
Government National Mortgage Association, 7.00%, 10/15/23	148,758	159
Government National Mortgage Association, 7.00%, 11/15/23	736,475	786
Government National Mortgage Association, 7.00%, 12/15/27	174,249	185

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.00%, 1/15/28	$ 221,293	$ 235
Government National Mortgage Association, 7.00%, 2/15/28	49,997	53
Government National Mortgage Association, 7.00%, 3/15/28	53,450	57
Government National Mortgage Association, 7.00%, 4/15/28	331,515	352
Government National Mortgage Association, 7.00%, 5/15/28	472,319	502
Government National Mortgage Association, 7.00%, 6/15/28	1,347,094	1,429
Government National Mortgage Association, 7.00%, 7/15/28	1,928,235	2,048
Government National Mortgage Association, 7.50%, 1/15/23	263,626	284
Government National Mortgage Association, 7.50%, 6/15/23	142,271	153
Government National Mortgage Association, 7.50%, 6/15/24	2,872	3
Government National Mortgage Association, 7.50%, 7/15/24	117,817	126
Government National Mortgage Association, 7.50%, 8/15/25	5,109	5
Government National Mortgage Association, 7.50%, 9/15/25	67,300	72
Government National Mortgage Association, 7.50%, 11/15/25	2,203	2
Government National Mortgage Association, 7.50%, 12/15/25	153,010	164
Government National Mortgage Association, 7.50%, 1/15/26	5,369	6
Government National Mortgage Association, 7.50%, 3/15/26	218,553	234
Government National Mortgage Association, 7.50%, 6/15/26	230,598	247
Government National Mortgage Association, 7.50%, 9/15/26	4,294	5
Government National Mortgage Association, 7.50%, 10/15/26	26,720	29
Government National Mortgage Association, 7.50%, 12/15/26	309,303	331
Government National Mortgage Association, 7.50%, 1/15/27	10,199	11
Government National Mortgage Association, 7.50%, 2/15/27	144,645	155
Government National Mortgage Association, 7.50%, 3/15/27	13,027	14
Government National Mortgage Association, 7.50%, 4/15/27	508,878	544
Government National Mortgage Association, 7.50%, 5/15/27	179,000	191
Government National Mortgage Association, 7.50%, 7/15/27	141,036	151
Government National Mortgage Association, 7.50%, 12/15/27	29,900	32

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 7.50%, 7/15/28	$ 75,557	$ 81
Government National Mortgage Association, 8.00%, 7/15/27	66,022	72
Government National Mortgage Association, 8.00%, 9/15/24	138,964	152
Government National Mortgage Association, 8.00%, 5/15/26	173,666	189
Government National Mortgage Association, 8.00%, 6/15/26	154,061	168
Government National Mortgage Association, 8.00%, 7/15/26	222,983	242
Government National Mortgage Association, 8.00%, 8/15/26	77,780	85
Government National Mortgage Association, 8.00%, 9/15/26	137,943	150
Government National Mortgage Association, 8.00%, 10/15/26	281,786	307
Government National Mortgage Association, 8.00%, 11/15/26	68,403	75
Government National Mortgage Association, 8.00%, 12/15/26	104,945	114
Government National Mortgage Association, 8.00%, 4/15/27	279,025	304
Government National Mortgage Association, 8.00%, 6/15/27	59,413	65
Government National Mortgage Association, 8.00%, 7/20/28	627,889	676
Government National Mortgage Association, 8.50%, 5/15/22	1,389	2
Government National Mortgage Association, 8.50%, 9/15/22	1,954	2
Government National Mortgage Association, 8.50%, 10/15/22	8,843	9
Government National Mortgage Association, 8.50%, 12/15/22	6,106	7
Government National Mortgage Association, 8.50%, 6/15/24	3,745	4
Government National Mortgage Association, 8.50%, 7/15/24	8,304	9
Government National Mortgage Association, 8.50%, 8/15/24	23,075	25
Government National Mortgage Association, 8.50%, 12/15/24	2,023	2
Government National Mortgage Association, 8.50%, 1/15/25	39,287	43
Government National Mortgage Association, 8.50%, 2/15/25	8,448	9
Government National Mortgage Association, 8.50%, 11/15/25	3,142	3
Government National Mortgage Association, 8.50%, 1/15/26	17,395	19
Government National Mortgage Association, 8.50%, 2/15/26	1,919	2
Government National Mortgage Association, 8.50%, 3/15/26	7,302	8

Government (Domestic and Foreign) and Agency Bonds (28.3%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.50%, 4/15/26	$ 34,281	$ 37
Government National Mortgage Association, 8.50%, 5/15/26	4,061	4
Government National Mortgage Association, 11.00%, 1/15/18	2,795,351	3,242
Government National Mortgage Association TBA, 5.50%, 1/1/25	15,000,000	15,384
Government National Mortgage Association TBA, 5.50%, 12/1/25	15,900,000	15,997
Government National Mortgage Association TBA, 5.50%, 2/15/32	61,000,000	62,316
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	16,927
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	2,096,977	2,165
US Treasury, 2.125%, 10/31/04	1,025,000	1,036
US Treasury, 3.00%, 1/31/04	14,795,000	15,070
US Treasury, 3.25%, 12/31/03	51,900,000	52,938
US Treasury, 3.25%, 8/15/07	1,465,000	1,501
US Treasury, 3.50%, 11/15/06	11,250,000	11,707
US Treasury, 3.625%, 3/31/04	58,520,000	60,202
US Treasury, 3.875%, 6/30/03	18,827,000	19,075
US Treasury, 4.375%, 5/15/07	6,688,000	7,182
US Treasury, 4.625%, 2/28/03	13,022,000	13,091
US Treasury, 4.75%, 11/15/08	16,257,000	17,746
US Treasury, 5.25%, 5/15/04	25,875,000	27,255
US Treasury, 6.25%, 5/15/30	9,965,000	11,925
US Treasury Inflation Index Bond, 3.375%, 1/15/07	17,842,290	19,323
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,168,771	28,712
US Treasury Inflation Index Bond, 3.625%, 4/15/28	7,285,655	8,525
US Treasury Inflation Index Bond, 3.875%, 4/15/29	85,612,513	104,689
US Treasury Inflation Index Bond, 4.25%, 1/15/10	73,272,720	83,566
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,732
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $668,798)		**723,951**

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Auto Related (0.0%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	603,600	624
Total		**624**

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Boat Dealers (0.0%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	$ 456,758	$ 463
Total		**463**
Commercial Banks (0.1%)		
Nationsbank Lease Pass-Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	1,641,406	1,834
Total		**1,834**
Commercial Mortgages (4.0%)		
Asset Securitization Corp., Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	5,177,199	31
Asset Securitization Corp., Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	79,473,178	880
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	20,898,243	1,405
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	8,500,000	9,484
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,797
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.644%, 12/15/07	2,500,000	2,764
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	2,883,950	3,212
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/07 144A	3,250,000	3,689
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,500,000	7,029
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	5,661
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	237,037,014	7,311
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/17 IO 144A	16,704,771	314
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	20,874,068	920
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	16,939

Mortgage/Asset Backed Securities (5.4%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.28%, 3/20/07	$19,000,000	$ 21,595
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.99%, 3/17/28	15,000,000	17,309
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	920
Total		**102,260**
Credit Card Asset Backed (0.6%)		
Citibank Credit Card Master Trust I, Series 1997-6, Class A, 0.00%, 8/15/06	17,000,000	16,534
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	2,771,293	14
Total		**16,548**
Franchise Loan Receivables (0.1%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	32,707,836	1,063
Global Franchise Trust, Series 1998-1, Class A1, 6.35%, 4/10/04 144A	448,873	440
Total		**1,503**
Home Equity Loan (0.1%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,096,751	2,164
Total		**2,164**
Residential Mortgages (0.0%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,807,513	182
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	5,287,262	529
Total		**711**
Retail — Retail Stores (0.5%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.40%, 1/20/17	10,776,324	12,608
Total		**12,608**
Total Mortgage/Asset Backed Securities (Cost: $138,452)		**138,715**
Common Stock (40.1%)		
Consumer Discretionary (5.4%)		
* American Greetings Corp. — Class A	8,300	131
* AOL Time Warner, Inc.	564,400	7,394
* AutoZone, Inc.	12,475	881

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
* Bed Bath & Beyond, Inc.	36,900	$ 1,274
* Best Buy Co., Inc.	40,600	980
* Big Lots, Inc.	14,600	193
The Black & Decker Corp.	10,200	437
Brunswick Corp.	11,400	226
Carnival Corp.	74,173	1,851
Centex Corp.	7,800	392
Circuit City Stores, Inc.	26,500	197
*Clear Channel Communications, Inc.	77,450	2,888
*Comcast Corp. — Class A	289,837	6,831
Cooper Tire & Rubber Co.	9,300	143
*Costco Wholesale Corp.	57,552	1,615
Dana Corp.	18,815	221
Darden Restaurants, Inc.	21,649	443
Delphi Automotive Systems Corp.	70,769	570
Dillard's, Inc. — Class A	10,636	169
Dollar General Corp.	42,165	504
Dow Jones & Company, Inc.	10,680	462
Eastman Kodak Co.	36,917	1,294
*eBay, Inc.	38,600	2,618
Family Dollar Stores, Inc.	21,900	683
*Federated Department Stores, Inc.	25,512	734
Ford Motor Co.	230,507	2,144
Fortune Brands, Inc.	18,933	881
Gannett Co., Inc.	33,750	2,423
The Gap, Inc.	110,025	1,708
General Motors Corp.	70,825	2,611
Genuine Parts Co.	22,075	680
The Goodyear Tire & Rubber Co.	22,200	151
Harley-Davidson, Inc.	38,275	1,768
*Harrah's Entertainment, Inc.	14,150	560
Hasbro, Inc.	21,875	253
Hilton Hotels Corp.	47,550	604
The Home Depot, Inc.	297,897	7,138
*International Game Technology	11,000	835
The Interpublic Group of Companies, Inc.	48,500	683
J. C. Penney Company, Inc.	33,825	778
Johnson Controls, Inc.	11,200	898
*Jones Apparel Group, Inc.	16,300	578
KB Home	6,300	270
Knight-Ridder, Inc.	10,550	667
*Kohl's Corp.	42,533	2,380
Leggett & Platt, Inc.	24,767	556
The Limited, Inc.	65,913	918
Liz Claiborne, Inc.	13,500	400
Lowe's Companies, Inc.	98,450	3,692
Marriott International, Inc. — Class A	30,600	1,006
Mattel, Inc.	55,260	1,058
The May Department Stores Co.	36,400	836
Maytag Corp.	9,867	281
McDonald's Corp.	161,271	2,593

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
The McGraw-Hill Companies, Inc.	24,540	$ 1,483
Meredith Corp.	6,300	259
The New York Times Co. — Class A	19,192	878
Newell Rubbermaid, Inc.	33,811	1,025
NIKE, Inc. — Class B	33,700	1,499
Nordstrom, Inc.	17,033	323
* Office Depot, Inc.	39,143	578
Omnicom Group, Inc.	23,800	1,537
Pulte Corp.	7,700	369
RadioShack Corp.	21,667	406
*Reebok International, Ltd.	7,600	223
Sears, Roebuck & Co.	39,950	957
The Sherwin-Williams Co.	19,060	538
Snap-On Inc.	7,417	208
The Stanley Works	10,850	375
*Staples, Inc.	59,150	1,082
*Starbucks Corp.	49,150	1,002
Starwood Hotels & Resorts Worldwide, Inc.	25,200	598
Target Corp.	114,743	3,442
Tiffany & Co.	18,433	441
The TJX Companies, Inc.	68,300	1,333
*TMP Worldwide, Inc.	14,133	160
*Toys "R" Us, Inc.	26,850	269
Tribune Co.	38,231	1,738
Tupperware Corp.	7,400	112
*Univision Communications, Inc. — Class A	29,000	711
V. F. Corp.	13,843	499
*Viacom, Inc. — Class B	223,161	9,096
Visteon Corp.	16,512	115
Wal-Mart Stores, Inc.	562,433	28,407
The Walt Disney Co.	258,033	4,209
Wendy's International, Inc.	14,650	397
Whirlpool Corp.	8,650	452
*Yum! Brands, Inc.	37,580	910
Total		**138,112**
Consumer Staples (3.8%)		
Adolph Coors Co. — Class B	4,600	282
Alberto-Culver Co. — Class B	7,300	368
Albertson's, Inc.	51,495	1,146
Anheuser-Busch Companies, Inc.	109,819	5,315
Archer-Daniels-Midland Co.	82,375	1,021
Avon Products, Inc.	29,875	1,609
Brown-Forman Corp. — Class B	8,600	562
Campbell Soup Co.	51,854	1,217
The Clorox Co.	29,150	1,202
The Coca-Cola Co.	313,900	13,755
Coca-Cola Enterprises, Inc.	56,700	1,232
Colgate-Palmolive Co.	68,654	3,600
ConAgra Foods, Inc.	67,933	1,699
CVS Corp.	49,633	1,239
*Del Monte Foods Co.	19,821	153

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Consumer Staples continued		
General Mills, Inc.	46,533	$ 2,185
The Gillette Co.	133,765	4,061
H.J. Heinz Co.	44,383	1,459
Hershey Foods Corp.	17,250	1,163
Kellogg Co.	51,843	1,777
Kimberly-Clark Corp.	65,397	3,104
*The Kroger Co.	99,773	1,541
The Pepsi Bottling Group, Inc.	36,000	925
PepsiCo, Inc.	224,100	9,462
Philip Morris Companies, Inc.	267,304	10,834
The Procter & Gamble Co.	164,373	14,126
R.J. Reynolds Tobacco Holdings, Inc.	11,300	476
*Safeway, Inc.	55,800	1,303
Sara Lee Corp.	99,184	2,233
SUPERVALU, Inc.	16,950	280
SYSCO Corp.	83,850	2,498
UST, Inc.	21,433	717
Walgreen Co.	129,554	3,782
Winn-Dixie Stores, Inc.	17,750	271
Wm. Wrigley Jr. Co.	28,533	1,566
Total		**98,163**
Energy (2.4%)		
Amerada Hess Corp.	11,300	622
Anadarko Petroleum Corp.	31,377	1,503
Apache Corp.	18,200	1,037
Ashland, Inc.	8,700	248
Baker Hughes, Inc.	42,640	1,373
*BJ Services Co.	19,800	640
Burlington Resources, Inc.	25,486	1,087
ChevronTexaco Corp.	135,084	8,980
ConocoPhillips	85,603	4,142
Devon Energy Corp.	19,800	909
EOG Resources, Inc.	14,640	584
Exxon Mobil Corp.	854,471	29,855
Halliburton Co.	55,185	1,033
Kerr-McGee Corp.	12,657	561
Marathon Oil Corp.	39,191	834
*Nabors Industries, Ltd.	18,250	644
*Noble Corp.	16,950	596
Occidental Petroleum Corp.	47,580	1,354
*Rowan Companies, Inc.	11,850	269
Schlumberger Ltd.	73,033	3,074
Sunoco, Inc.	9,650	320
*Transocean Sedco Forex, Inc.	40,354	936
Unocal Corp.	32,633	998
Total		**61,599**
Financials (8.2%)		
ACE Ltd.	33,200	974
AFLAC Inc.	65,450	1,971
The Allstate Corp.	89,269	3,302
Ambac Financial Group, Inc.	13,400	754
American Express Co.	168,000	5,939
American International Group, Inc.	330,090	19,095

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Financials continued		
AmSouth Bancorporation	45,345	$ 871
Aon Corp.	38,575	729
Bank of America Corp.	190,020	13,220
The Bank of New York Company, Inc.	91,820	2,200
Bank One Corp.	148,345	5,422
BB&T Corp.	61,100	2,260
The Bear Stearns Companies, Inc.	12,445	739
Capital One Financial Corp.	28,000	832
The Charles Schwab Corp.	172,586	1,873
Charter One Financial, Inc.	29,071	835
The Chubb Corp.	21,750	1,135
Cincinnati Financial Corp.	20,480	769
Citigroup, Inc.	639,974	22,520
Comerica, Inc.	22,100	956
Countrywide Credit Industries, Inc.	15,900	821
Equity Office Properties Trust	53,000	1,324
Equity Residential Properties Trust	34,800	855
Fannie Mae	125,829	8,095
Fifth Third Bancorp	73,343	4,294
First Tennessee National Corp.	16,000	575
FleetBoston Financial Corp.	132,528	3,220
Franklin Resources, Inc.	32,850	1,120
Freddie Mac	88,014	5,197
Golden West Financial Corp.	19,550	1,404
The Goldman Sachs Group, Inc.	60,900	4,147
The Hartford Financial Services Group, Inc.	31,350	1,424
Household International, Inc.	57,525	1,600
Huntington Bancshares, Inc.	30,400	569
J.P. Morgan Chase & Co.	252,062	6,049
Jefferson-Pilot Corp.	18,653	711
John Hancock Financial Services, Inc.	36,700	1,024
KeyCorp	53,925	1,356
Lehman Brothers Holdings, Inc.	30,756	1,639
Lincoln National Corp.	23,260	735
Loews Corp.	23,533	1,046
Marsh & McLennan Companies, Inc.	67,780	3,132
Marshall & Ilsley Corp.	26,600	728
MBIA, Inc.	18,650	818
MBNA Corp.	161,595	3,074
Mellon Financial Corp.	55,009	1,436
Merrill Lynch & Co., Inc.	109,400	4,152
MetLife, Inc.	88,715	2,399
MGIC Investment Corp.	13,000	537
Moody's Corp.	19,600	809
Morgan Stanley	138,531	5,530
National City Corp.	77,279	2,111
North Fork Bancorporation, Inc.	20,700	698
Northern Trust Corp.	28,050	983
Plum Creek Timber Company, Inc.	23,400	552

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Financials continued		
The PNC Financial Services Group, Inc.	35,900	$ 1,504
Principal Financial Group, Inc.	43,900	1,323
The Progressive Corp.	27,500	1,365
*Providian Financial Corp.	36,443	237
Prudential Financial, Inc.	73,400	2,330
Regions Financial Corp.	27,990	934
SAFECO Corp.	17,350	602
Simon Property Group, Inc.	23,500	801
SLM Corp.	19,586	2,034
SouthTrust Corp.	43,833	1,089
The St. Paul Companies, Inc.	28,620	975
State Street Corp.	41,000	1,599
*Stilwell Financial, Inc.	28,071	367
SunTrust Banks, Inc.	36,067	2,053
Synovus Financial Corp.	37,450	727
T. Rowe Price Group, Inc.	15,500	423
Torchmark Corp.	15,050	550
*Travelers Property Casualty CL B	126,430	1,852
U.S. Bancorp	242,109	5,138
Union Planters Corp.	25,312	712
UnumProvident Corp.	30,506	535
Wachovia Corp.	173,357	6,317
Washington Mutual, Inc.	122,338	4,224
Wells Fargo & Co.	214,785	10,067
XL Capital, Ltd. — Class A	17,200	1,329
Zions Bancorporation	11,600	456
Total		**210,103**
Health Care (6.0%)		
Abbott Laboratories	197,525	7,901
Aetna, Inc.	18,979	780
Allergan, Inc.	16,333	941
AmerisourceBergen Corp.	13,400	728
*Amgen, Inc.	161,623	7,813
*ANTHEM, INC.	17,800	1,120
Applera Corp. — Applied Biosystems Group	26,867	471
Bausch & Lomb, Inc.	6,800	245
Baxter International, Inc.	76,300	2,136
Becton, Dickinson and Co.	32,450	996
*Biogen, Inc.	18,800	753
Biomet, Inc.	33,255	953
*Boston Scientific Corp.	51,490	2,189
Bristol-Myers Squibb Co.	244,944	5,670
C. R. Bard, Inc.	6,550	380
Cardinal Health, Inc.	57,150	3,383
*Chiron Corp.	23,878	898
CIGNA Corp.	17,671	727
Eli Lilly and Co.	142,066	9,021
*Forest Laboratories, Inc.	22,767	2,236
*Genzyme Corp.	27,100	801
*Guidant Corp.	38,612	1,191
HCA, Inc.	65,515	2,719
Health Management Associates, Inc.	30,100	539

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Health Care continued		
*HEALTHSOUTH Corp.	50,100	$ 210
*Humana, Inc.	21,400	214
IMS Health, Inc.	35,833	573
Johnson & Johnson	376,223	20,207
*King Pharmaceuticals, Inc.	30,766	529
*Manor Care, Inc.	12,400	231
McKesson HBOC, Inc.	36,693	992
*MedImmune, Inc.	31,700	861
Medtronic, Inc.	153,400	6,995
Merck & Co., Inc.	284,500	16,106
*Millipore Corp.	6,100	207
Pfizer, Inc.	782,690	23,928
Pharmacia Corp.	163,121	6,818
*Quest Diagnostics, Inc.	12,300	700
*Quintiles Transnational Corp.	14,900	180
Schering-Plough Corp.	185,450	4,117
*St. Jude Medical, Inc.	22,400	890
Stryker Corp.	24,950	1,675
*Tenet Healthcare Corp.	61,850	1,014
UnitedHealth Group, Inc.	38,414	3,208
*Watson Pharmaceuticals, Inc.	13,500	382
*Wellpoint Health Networks, Inc. — Class A	18,400	1,309
Wyeth	167,571	6,267
*Zimmer Holdings, Inc.	24,673	1,024
Total		**153,228**
Industrials (4.6%)		
3M Co.	49,312	6,080
*Allied Waste Industries, Inc.	24,950	250
*American Power Conversion Corp.	24,750	375
*American Standard Companies, Inc.	9,100	647
*AMR Corp.	19,600	129
*Apollo Group, Inc. — Class A	21,900	964
Automatic Data Processing, Inc.	78,400	3,077
Avery Dennison Corp.	13,850	846
The Boeing Co.	106,118	3,501
Burlington Northern Santa Fe Corp.	48,108	1,251
Caterpillar, Inc.	43,512	1,989
*Cendant Corp.	131,573	1,379
Cintas Corp.	21,467	982
*Concord EPS, Inc.	64,900	1,022
*Convergys Corp.	21,850	331
Cooper Industries, Ltd.	11,800	430
Crane Co.	7,525	150
CSX Corp.	26,950	763
Cummins, Inc.	5,200	146
Danaher Corp.	19,100	1,255
Deere & Co.	30,140	1,382
Delta Air Lines, Inc.	15,533	188
Deluxe Corp.	7,912	333
Dover Corp.	25,633	747
Eaton Corp.	8,900	695

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Industrials continued		
Emerson Electric Co.	53,225	$ 2,706
Equifax, Inc.	18,200	421
FedEx Corp.	37,640	2,041
First Data Corp.	95,722	3,390
*Fiserv, Inc.	24,325	826
Fluor Corp.	10,200	286
General Dynamics Corp.	25,500	2,024
General Electric Co.	1,258,098	30,636
Goodrich Corp.	14,600	267
H&R Block, Inc.	22,850	919
Honeywell International, Inc.	103,550	2,485
Illinois Tool Works, Inc.	38,700	2,510
Ingersoll-Rand Co.—Class A	21,370	920
ITT Industries, Inc.	11,600	704
Lockheed Martin Corp.	57,522	3,322
Masco Corp.	62,700	1,320
*McDermott International, Inc.	8,000	35
*Navistar International Corp.	7,620	185
*Norfolk Southern Corp.	49,143	982
Northrop Grumman Corp.	23,031	2,234
PACCAR, Inc.	14,685	677
Pall Corp.	15,516	259
Parker-Hannifin Corp.	14,900	687
Paychex, Inc.	47,540	1,326
Pitney Bowes, Inc.	30,127	984
*Power-One, Inc.	10,000	57
R. R. Donnelley & Sons Co.	14,333	312
Raytheon Co.	50,900	1,565
*Robert Half International, Inc.	22,160	357
Rockwell Automation, Inc.	23,450	486
Rockwell Collins, Inc.	23,150	538
Ryder System, Inc.	7,900	177
*Sabre Holdings Corp. — Class A	18,309	332
Southwest Airlines Co.	97,695	1,358
Textron, Inc.	17,450	750
*Thomas & Betts Corp.	7,400	125
Tyco International, Ltd.	252,283	4,309
Union Pacific Corp.	31,940	1,912
United Parcel Service, Inc.	141,200	8,908
United Technologies Corp.	59,633	3,694
W.W. Grainger, Inc.	11,800	608
Waste Management, Inc.	77,297	1,772
Total		**118,318**
Information Technology (5.8%)		
*ADC Telecommunications, Inc.	100,350	210
Adobe Systems, Inc.	30,375	757
*Advanced Micro Devices, Inc.	43,300	280
*Agilent Technologies, Inc.	58,688	1,054
*Altera Corp.	48,265	596
*Analog Devices, Inc.	46,243	1,104
*Andrew Corp.	12,362	127
*Apple Computer, Inc.	45,400	651
*Applied Materials, Inc.	208,000	2,710
*Applied Micro Circuits Corp.	38,100	141

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Information Technology continued		
Autodesk, Inc.	14,466	$ 207
*Avaya, Inc.	45,612	112
*BMC Software, Inc.	30,440	521
*Broadcom Corp. — Class A	34,600	521
*CIENA Corp.	54,400	280
*Cisco Systems, Inc.	925,167	12,119
*Citrix Systems, Inc.	22,080	272
Computer Associates International, Inc.	73,032	986
*Computer Sciences Corp.	21,650	746
*Compuware Corp.	47,543	228
*Comverse Technology, Inc.	23,600	236
*Corning, Inc.	145,200	481
*Dell Computer Corp.	328,067	8,772
*Electronic Arts, Inc.	17,600	876
Electronic Data Systems Corp.	60,700	1,119
*EMC Corp.	278,586	1,711
*Gateway, Inc.	40,950	129
Hewlett-Packard Co.	385,867	6,698
Intel Corp.	842,743	13,121
International Business Machines Corp.	214,210	16,600
*Intuit, Inc.	26,800	1,257
*Jabil Circuit, Inc.	25,033	449
*JDS Uniphase Corp.	172,000	425
*KLA-Tencor Corp.	23,900	845
*Lexmark International Group, Inc. — Class A	16,000	968
Linear Technology Corp.	40,150	1,033
*LSI Logic Corp.	47,000	271
*Lucent Technologies, Inc.	434,062	547
Maxim Integrated Products, Inc.	40,800	1,348
*Mercury Interactive Corp.	10,600	314
*Micron Technology, Inc.	76,350	744
*Microsoft Corp.	684,800	35,403
Molex, Inc.	24,475	564
Motorola, Inc.	290,719	2,515
*National Semiconductor Corp.	22,843	343
*NCR Corp.	12,400	294
*Network Appliance, Inc.	42,600	426
*Novell, Inc.	45,800	153
*Novellus Systems, Inc.	18,300	514
*Nvidia Corp.	19,300	222
*Oracle Corp.	687,050	7,419
*Parametric Technology Corp.	32,920	83
*PeopleSoft, Inc.	39,500	723
PerkinElmer, Inc.	15,800	130
*PMC-Sierra, Inc.	21,000	117
*QLogic Corp.	11,850	409
*QUALCOMM, Inc.	98,233	3,575
*Rational Software Corp.	24,400	254
*Sanmina-SCI Corp.	66,200	297
Scientific-Atlanta, Inc.	19,800	235
*Siebel Systems, Inc.	60,400	452
*Solectron Corp.	104,000	369
*Sun Microsystems, Inc.	410,454	1,277

Balanced Portfolio

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*SunGard Data Systems, Inc.	35,700	$ 841
Symbol Technologies, Inc.	28,950	238
*Tektronix, Inc.	11,240	204
*Tellabs, Inc.	51,908	377
*Teradyne, Inc.	23,150	301
Texas Instruments, Inc.	219,175	3,290
*Thermo Electron Corp.	21,100	425
*Unisys Corp.	40,850	404
*VERITAS Software Corp.	51,901	811
*Waters Corp.	16,600	362
*Xerox Corp.	92,300	743
*Xilinx, Inc.	42,700	880
*Yahoo!, Inc.	75,900	1,241
Total		**147,457**
Materials (1.1%)		
Air Products and Chemicals, Inc.	28,733	1,228
Alcoa, Inc.	106,743	2,432
Allegheny Technologies, Inc.	10,131	63
Ball Corp.	7,134	365
Bemis Company, Inc.	6,650	330
Boise Cascade Corp.	7,400	187
The Dow Chemical Co.	115,124	3,419
E. I. du Pont de Nemours and Co.	125,645	5,327
Eastman Chemical Co.	9,775	359
Ecolab, Inc.	16,400	812
Engelhard Corp.	16,300	364
*Freeport-McMoRan Copper & Gold, Inc. — Class B	18,319	307
Georgia-Pacific Corp.	29,058	470
Great Lakes Chemical Corp.	6,300	150
*Hercules, Inc.	13,800	121
International Flavors & Fragrances, Inc.	11,975	420
International Paper Co.	60,924	2,131
*Louisiana-Pacific Corp.	13,200	106
MeadWestvaco Corp.	25,314	626
Monsanto Co.	33,078	637
Newmont Mining Corp.	50,730	1,473
Nucor Corp.	9,867	408
*Pactiv Corp.	20,000	437
*Phelps Dodge Corp.	11,210	355
PPG Industries, Inc.	21,433	1,075
Praxair, Inc.	20,400	1,179
Rohm and Haas Co.	27,934	907
*Sealed Air Corp.	10,636	397
Sigma-Aldrich Corp.	9,300	453
Temple-Inland, Inc.	6,800	305
United States Steel Corp.	12,850	169
Vulcan Materials Co.	12,800	480
Weyerhaeuser Co.	27,720	1,364
Worthington Industries, Inc.	10,850	165
Total		**29,021**
Telecommunication Services (1.7%)		
ALLTEL Corp.	39,343	2,006
AT&T Corp.	97,274	2,540

Common Stock (40.1%)	Shares/ Par	Market Value (000's)
Telecommunication Services continued		
*AT&T Wireless Services, Inc.	342,416	$ 1,935
BellSouth Corp.	236,635	6,122
CenturyTel, Inc.	17,900	526
*Citizens Communications Co.	35,600	376
*Nextel Communications, Inc. — Class A	115,133	1,330
*Qwest Communications International, Inc.	212,020	1,060
SBC Communications, Inc.	420,433	11,398
Sprint Corp.	112,891	1,635
*Sprint Corp. (PCS Group)	126,040	552
Verizon Communications, Inc.	345,038	13,369
Total		**42,849**
Utilities (1.1%)		
*The AES Corp.	68,675	207
*Allegheny Energy, Inc.	15,900	120
Ameren Corp.	18,333	762
American Electric Power Company, Inc.	42,820	1,170
*Calpine Corp.	47,640	155
CenterPoint Energy, Inc.	38,326	326
Cinergy Corp.	21,238	716
CMS Energy Corp.	18,200	172
Consolidated Edison, Inc.	26,925	1,153
Constellation Energy Group, Inc.	20,800	579
Dominion Resources, Inc.	38,525	2,115
DTE Energy Co.	21,150	981
Duke Energy Corp.	112,242	2,193
*Dynegy, Inc. — Class A	45,600	54
*Edison International	41,180	488
El Paso Corp.	73,917	514
Entergy Corp.	28,291	1,290
Exelon Corp.	40,762	2,151
FirstEnergy Corp.	37,674	1,242
FPL Group, Inc.	23,043	1,386
KeySpan Corp.	17,900	631
Kinder Morgan, Inc.	15,433	652
*Mirant Corp.	50,784	96
Nicor, Inc.	5,550	189
NiSource, Inc.	30,784	616
Peoples Energy Corp.	4,500	174
*PG&E Corp.	49,675	690
Pinnacle West Capital Corp.	10,900	372
PPL Corp.	20,433	709
Progress Energy, Inc.	29,879	1,295
Public Service Enterprise Group, Inc.	28,040	900
Sempra Energy	25,859	612
The Southern Co.	89,600	2,544
TECO Energy, Inc.	21,900	339
TXU Corp.	39,015	729
The Williams Companies, Inc.	65,200	176
Xcel Energy, Inc.	50,370	554
Total		**29,052**
Total Common Stock (Cost: $728,721)		**1,027,902**

Balanced Portfolio

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Agricultural Services (1.2%)		
#Cargill Inc., 1.31%, 1/22/03	$15,000,000	$ 14,988
#Cargill Inc., 1.33%, 1/23/03	15,000,000	14,988
Total		**29,976**
Asset-Backed Securities (CMO'S) (0.6%)		
#Fcar Owner Trust 1, 1.35%, 2/4/03	15,000,000	14,981
Total		**14,981**
Auto Related (1.0%)		
#General Motors Corp., 1.95%, 1/9/03	10,000,000	9,996
#Toyota Motor Credit Co., 1.31%, 1/30/03	15,000,000	14,984
Total		**24,980**
Diversified Business Finance (0.6%)		
#General Electric Capital, 1.31%, 2/14/03	15,000,000	14,976
Total		**14,976**
Federal Government and Agencies (1.1%)		
#Federal National Mortgage Association, 1.275%, 3/5/03	28,500,000	28,441
Total		**28,441**
Finance Lessors (1.2%)		
#Receivables Capital Corp., 1.35%, 2/7/03	15,000,000	14,979
#Receivables Capital Corp., 1.35%, 1/21/03	15,000,000	14,989
Total		**29,968**
Finance Services (2.8%)		
#Asset Securitization, 1.32%, 1/21/03	15,000,000	14,989
#Ciesco LP, 1.32%, 1/16/03	15,000,000	14,991
#Ciesco LP, 1.34%, 2/6/03	15,000,000	14,980
#Preferred Receivable Funding, 1.34%, 1/23/03	15,000,000	14,988
#Preferred Receivable Funding, 1.35%, 1/10/03	14,700,000	14,695
Total		**74,643**
Machinery (0.4%)		
John Deere Capital Corp., 1.64%, 1/7/03	10,000,000	9,997
Total		**9,997**

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Miscellaneous Business Credit Institutions (1.7%)		
# National Rural Utility C, 1.40%, 1/21/03	$15,000,000	$ 14,988
#Quincy Capital Corp., 1.35%, 1/6/03	15,000,000	14,998
# Toyota Motor Credit Co., 1.32%, 2/13/03	15,000,000	14,976
Total		**44,962**
Nonclassifiable Establishments (1.2%)		
# Thunder Bay Funding, Inc., 1.34%, 1/21/03	15,000,000	14,989
# Thunder Bay Funding, Inc., 1.35%, 2/18/03	15,000,000	14,973
Total		**29,962**
Passenger Car Rental (0.6%)		
# Delaware Funding Corp., 1.35%, 2/13/03	15,000,000	14,976
Total		**14,976**
Personal Credit Institutions (0.6%)		
# Salomon Smith Barney Hld, 1.34%, 1/30/03	15,100,000	15,084
Total		**15,084**
Pharmaceutical Preparations (0.4%)		
# Wyeth, 1.85%, 1/6/03	10,000,000	9,998
Total		**9,998**
Security Brokers and Dealers (1.2%)		
# Goldman Sachs Group, Inc., 1.78%, 2/3/03	15,000,000	14,976
# Morgan St. Dean Witter, 1.32%, 2/4/03	15,000,000	14,981
Total		**29,957**
Short Term Business Credit (5.0%)		
CXC Inc., 1.34%, 2/6/03	15,000,000	14,980
CXC Inc., 1.76%, 1/17/03	15,000,000	14,988
Old Line Funding Corp., 1.38%, 1/15/03	30,000,000	29,984
Quincy Capital Corp., 1.35%, 1/23/03	15,000,000	14,988
Transamerica Financial Corporation, 1.76%, 2/7/03	15,000,000	14,973
UBS Finance LLC, 1.2%, 1/2/03	24,960,000	24,958

Balanced Portfolio

Money Market Investments (20.2%)	Shares/ Par	Market Value (000's)
Short Term Business Credit continued		
UBS Finance LLC,		
1.3%, 1/28/03	$15,000,000	$ 14,985
Total		**129,856**
Tobacco Products (0.6%)		
Philip Morris Disc,		
1.33%, 1/30/03	15,000,000	14,984
Total		**14,984**
Total Money Market Investments (Cost: $517,737)		**517,741**
Total Investments (105.6%) (Cost $2,338,335)^		**2,704,286**
Other Assets, Less Liabilities (-5.6%)		**(142,757)**
Total Net Assets (100.0%)		**$2,561,529**

^ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $2,357,594 and the net unrealized appreciation of investments based on that cost was $346,692 which is comprised of $552,721 aggregate gross unrealized appreciation and $206,029 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

* Non-Income Producing

++ Defaulted Security

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
S & P 500 Index Futures (Total Notional Value at 12/31/02 $353,116)	1564	3/03	$(9,466)

The Accompanying Notes are an Integral Part of the Financial Statements

High Yield Bond Portfolio

Objective:
High current income and capital appreciation with moderate risk.

Portfolio Strategy:
Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.

Net Assets:
$137.55 million

Investing in a portfolio of high yield bonds provides investors who can accept a moderate level of risk with a high level of current income, coupled with the opportunity for capital gains. Holdings of particular interest include investments in entities that have the possibility of a positive event, such as a significant improvement in credit rating or earnings or a change in ownership. In a high yield portfolio, some credit losses over time are inevitable; high coupons and diversification across many holdings mitigate the impact of individual securities on the performance of the total Portfolio.

For 2002, the High Yield Bond Portfolio had a return of –2.89%, versus –1.36% for its benchmark, the Lehman Brothers High Yield Intermediate Market Index. These returns were better than the stock market, but substantially below investment-grade bonds. In the current market environment, with many defaults and downgrades of high yield bonds, it is especially difficult for managed funds to outperform the Index because defaulted bonds are removed from the Index, but they affect portfolio performance whether held in hope of recovery or written off.

The high yield bond market was quite turbulent during the year, with many defaults and widespread downward credit rating migration in response to deterioration in the financial situation of issuers. Volatility increased greatly as investment-grade bond investors attempted to sell very large issues that were downgraded to below investment-grade status. After a period of dismal performance, high yield bonds recovered markedly in the fourth quarter of 2002, as investor fears subsided, the stock market recovered, and credit spreads narrowed on expectations of improving fundamentals.

The Portfolio's performance relative to the Index has been negatively affected by holdings in three industry sectors: cable television, wireless communication and electric power producers. Each of these industries has been affected by well-publicized financial problems experienced by highly visible participants. In these sectors, prices of some bonds held by the Portfolio have fallen significantly, as technical trading factors have compounded the problems caused by fundamental deterioration. We evaluate each issue on its own merits, often keeping those bonds for which an eventual workout may create more value than a sale at current distressed levels, even though such a sale might boost the Portfolio's short-term performance.

The Portfolio's current strategic direction is focused largely on reducing risk by improving credit quality and emphasizing industries that are relatively stable, such as gaming, health care, publishing, home building, real estate and oil field services. As market conditions permit, we are reducing exposure to more volatile industries such as electric utilities, cable and wireless. We have increased the number of holdings in the Portfolio, in order to spread risk among many issues.

Percentage Holdings by Industry Sector
12/31/02



Consumer Cyclical 23%
20% Consumer Staples
14% Technology
Utilities 5%
Transport Services 5%
Basic Material/ Capital Goods
11%
Finance 5%
5% Energy
Short-Term Investments and Other Assets, Net 7%
5% Other Industries

Relative Performance



$20,000
18,000
16,000
14,000
12,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	Since Inception*
High Yield Bond Portfolio	-2.89%	-1.00%	5.48%
Lehman Brothers High Yield Intermediate Market Index	-1.36%	-0.05%	4.78%

*inception date of 05/03/94

The total return performance for the High Yield Bond Portfolio is shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is an appropriate measure of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio. The index cannot be invested in directly and do not include sales charges.

The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and *reinvestment of all dividends. Returns exclude deductions for separate account sales loads and* account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown of page 4.

High Yield Bond Portfolio

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Basic Materials (3.3%)		
Chemicals (0.5%)		
Lyondell Chemical Co., 11.125%, 7/15/12	$ 750,000	$ 739
Total		**739**
Metals and Mining (1.6%)		
Great Central Mines, Ltd., 8.875%, 4/1/08	1,250,000	1,244
UCAR Finance, Inc., 10.25%, 2/15/12	1,125,000	894
Total		**2,138**
Paper (1.2%)		
Appleton Papers, Inc., 12.50%, 12/15/08	1,500,000	1,641
Total		**1,641**
Total Basic Materials		**4,518**
Capital Goods (6.7%)		
Aerospace (0.6%)		
K & F Industries Inc., 9.625%, 12/15/10 144A	750,000	763
Total		**763**
Building — Forest Products (0.5%)		
Georgia-Pacific Corp., 8.125%, 5/15/11	750,000	713
Total		**713**
Building and Construction (3.5%)		
Brickman Group Ltd., 11.75%, 12/15/09 144A	1,325,000	1,384
H & E Equipment / Finance, 11.125%, 6/15/12 144A	1,125,000	844
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,500,000	1,379
United Rentals, Inc., 10.75%, 4/15/08	1,250,000	1,243
Total		**4,850**
Industrial (2.1%)		
Perkinelmer, Inc., 8.875%, 1/15/13 144A	750,000	739
Rexnord Corp., 10.125%, 12/15/12 144A	750,000	769
Tyco International Group, 6.375%, 2/15/06	750,000	728
Tyco International Group S.A., 6.375%, 6/15/05	375,000	364
Tyco International Group SA, 6.375%,10/15/11	375,000	351
Total		**2,951**
Total Capital Goods		**9,277**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Chemicals and Allied Products (1.1%)		
FMC Corp., 10.25%, 11/1/09 144A	$ 750,000	$ 810
Lyondell Chemical Co., 9.50%, 12/15/08 144A	750,000	698
Total Chemicals and Allied Products		**1,508**
Construction and Building Materials (0.3%)		
United Rentals, Inc., 10.75%, 4/15/08 144A	375,000	369
Total Construction and Building Materials		**369**
Consumer Cyclical (22.9%)		
Apparel, Textile (1.6%)		
Guess ?, Inc., 9.50%, 8/15/03	1,000,000	980
Levi Strauss & Co., 11.625%, 1/15/08	1,125,000	1,100
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	200,000	188
Total		**2,268**
Auto Related (2.3%)		
Avis Group Holdings, Inc., 11.00%, 5/1/09	1,250,000	1,368
Collins & Aikman Products, Inc., 11.50%, 4/15/06	750,000	630
Trimas Corp., 9.875%, 6/15/12 144A	1,125,000	1,113
Total		**3,111**
Home Construction (3.1%)		
Beazer Homes USA, 8.875%, 4/1/08	925,000	957
K Hovnanian Enterprises, 10.50%, 10/1/07	750,000	806
Schuler Homes, 9.375%, 7/15/09	725,000	740
Standard Pacific Corp., 9.50%, 9/15/10	1,025,000	1,074
Tech Olympic USA, Inc., 9.00%, 7/1/10 144A	750,000	728
Total		**4,305**
Household Appliances (0.6%)		
Rent-A-Center, Inc., 11.00%, 8/15/08	750,000	807
Total		**807**
Leisure Related (2.1%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	1,300,000	1,130
Premier Parks, Inc., 9.50%, 2/1/09	750,000	724
Royal Caribbean Cruises Ltd., 7.00%, 10/15/07	1,125,000	1,001
Total		**2,855**

High Yield Bond Portfolio

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Lodging / Resorts (3.7%)		
Corrections Corporation of America, 9.875%, 5/1/09 144A	$ 725,000	$ 769
Felcor Lodging Limited Partnership, 9.50%, 9/15/08	1,350,000	1,376
Hilton Hotels Corp., 7.625%, 12/1/12	750,000	757
John Q. Hammons, 8.875%, 5/15/12	550,000	553
Meristar Hospitality Finance Corp., 9.00%, 1/15/08	450,000	396
Meristar Hospitality Finance Corp., 9.125%, 1/15/11	550,000	479
RFS Partnership LP, 9.75%, 3/1/12	750,000	766
Total		**5,096**
Printing and Publishing (4.0%)		
American Achievement Corp., 11.625%, 1/1/07	700,000	743
DEX Media East LLC, 9.875%, 11/15/09 144A	750,000	803
Mail-Well Corp., 9.625%, 3/15/12	1,125,000	1,001
RH Donnelley Fin Corp., 10.875%, 12/15/12 144A	950,000	1,036
Vertis Inc., 10.875%, 6/15/09	725,000	754
Vertis, Inc., 10.875, 6/15/09 144A	425,000	442
Von Hoffman Corp., 10.25%, 3/15/09	750,000	701
Total		**5,480**
Retail — General (5.5%)		
Asbury Automotive Group, Inc., 9.00%, 6/15/12	750,000	653
Autonation, Inc., 9.00%, 8/1/08	725,000	732
Buhrmann US, Inc., 12.25%, 11/1/09	1,500,000	1,394
CSK Auto, Inc, 12.00%, 6/15/06	750,000	803
The Gap, Inc., 8.15%, 12/15/05	350,000	372
The Gap, Inc., 10.55%, 12/15/08	375,000	409
Hollywood Entertainment Inc., 9.625%, 3/15/11	950,000	969
Saks, Inc., 8.25%, 11/15/08	750,000	746
Sonic Automotive, Inc., 11.00%, 8/1/08	750,000	765
United Auto Group, Inc. 9.625%, 3/15/12 144A	750,000	728
Total		**7,571**
Total Consumer Cyclical		**31,493**
Consumer Staples (19.7%)		
Containers (1.6%)		
Applied Extrusion Tech., Inc., 10.75%, 7/1/11	375,000	242
BWAY Corp., 10.00%, 10/15/10 144A	750,000	778
Owens-Brockway Glass Container, Inc., 8.75%, 11/15/12 144A	1,125,000	1,142
Total		**2,162**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Food Service (1.3%)		
Buffets, Inc., 11.25%, 7/15/10 144A	$ 750,000	$ 709
Sbarro, Inc., 11.00%, 9/15/09	1,150,000	1,070
Total		**1,779**
Foods (0.9%)		
Corn Products International, Inc., 8.25%, 7/15/07	575,000	581
Swift & Co., 10.125%, 10/1/09 144A	750,000	709
Total		**1,290**
Gaming (10.8%)		
Aztar Corp., 8.875%, 5/15/07	150,000	153
Choctaw Resort Development, 9.25%, 4/1/09	1,400,000	1,480
Chumash Casino & Resort, 9.00%, 7/15/10 144A	750,000	795
Herbst Gaming, Inc., 10.75%, 9/1/08	1,125,000	1,176
Hollywood Casino Shreveport, 13.00%, 8/1/06	700,000	700
Jacobs Entertainment, Inc. 11.875%, 2/01/09	1,500,000	1,552
Majestic Investment Holdings, Inc., 11.653%, 11/30/07	900,000	833
The Majestic Star Casino LLC, 10.875%, 7/1/06	850,000	867
Mandalay Resort Group, 7.625%, 7/15/13	500,000	500
Park Place Entertainment Corporation, 9.375%, 2/15/07	150,000	160
Resort International Hotel/Casino, 11.50%, 3/15/09	1,000,000	905
Riviera Holdings Corp., 11.00%, 6/15/10	1,500,000	1,350
Venetian Casino Resort LLC, 11.00%, 6/15/10 144A	1,875,000	1,958
Wheeling Island Gaming, 10.125%, 12/15/09	950,000	979
Wynn Las Vegas Corp., 12.00%, 11/1/10	1,500,000	1,514
Total		**14,922**
Healthcare (4.1%)		
AmerisourceBergen Corp., 7.25%, 11/15/12 144A	550,000	564
Fresenius Medical Capital Trust II, 7.875%, 2/1/08	650,000	640
HEALTHSOUTH Corp., 8.50%, 2/1/08	1,125,000	968
InSight Health Services Corp., 9.875%, 11/1/11 144A	1,115,000	1,070
Pacificare Health Systems, Inc., 10.75%, 6/1/09	750,000	803
Rotech Healthcare Inc., 9.50%, 4/1/12 144A	750,000	751
Ventas Realty, 9.00%, 5/1/12	750,000	784
Total		**5,580**

High Yield Bond Portfolio

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Retail — Food (0.7%)		
Fleming Companies, Inc., 10.125%, 4/1/08	$ 350,000	$ 301
Great Atlantic & Pacific Tea Co., Inc., 7.75%, 4/15/07	925,000	666
Total		**967**
Soaps and Toiletries (0.3%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	350,000	361
Total		**361**
Total Consumer Staples		**27,061**
Energy (4.7%)		
Oil and Gas Independent (0.9%)		
PDVSA Finance, Ltd., 1999-I, 9.75%, 2/15/10	1,325,000	1,179
Total		**1,179**
Oil and Gas Integrated (0.6%)		
Compton Petroleum Corp., 9.90%, 5/15/09 144A	750,000	780
Total		**780**
Oil Field Services (3.0%)		
BRL Universal Equipment, 8.875%, 2/15/08	1,400,000	1,456
El Paso Energy Partners, 8.50%, 6/1/11	1,125,000	1,043
Grant Prideco Escrow, 9.00%, 12/15/09 144A	1,050,000	1,092
Hanover Equipment Trust, 8.75%, 9/1/11 144A	725,000	700
Total		**4,291**
Refining (0.2%)		
Tesoro Petroleum Corp., 9.625%, 11/1/08	375,000	255
Total		**255**
Total Energy		**6,505**
Finance (5.6%)		
Banks (1.9%)		
Sovereign Real Estate Investment Trust, 12.00%, 5/16/20 144A	1,325,000	1,470
Western Financial Bank-FSB, 9.625%, 5/15/12	1,125,000	1,091
Total		**2,561**
Finance Companies (2.8%)		
AmeriCredit Corp., 9.875%, 4/15/06	1,100,000	924
Americredit Corp., 9.25%, 5/1/09 144A	450,000	351
IOS Capital, Inc., 9.75%, 6/15/04	1,225,000	1,246
Metris Companies, Inc., 10.125%, 7/15/06	2,600,000	1,430
Total		**3,951**

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Financial Services (0.9%)		
Labranche & Company, Inc., 12.00%, 3/2/07	$1,100,000	$ 1,227
Total		**1,227**
Total Finance		**7,739**
Miscellaneous (2.0%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	1,400,000	1,287
Crescent Real Estate Equities, 7.50%, 9/15/07	650,000	631
Istar Financial, Inc., 8.75%, 8/15/08	725,000	772
Total Miscellaneous		**2,690**
Professional Services (1.8%)		
Kindercare Learning Centers, 9.50%, 2/15/09	1,880,000	1,824
Service Corp. International, 7.70%, 4/15/09	650,000	611
Total Professional Services		**2,435**
Real Estate (1.0%)		
LNR Property Corp., 10.50%, 1/15/09	1,350,000	1,364
Total Real Estate		**1,364**
Technology (11.2%)		
Cable (3.2%)		
Charter Communications Holdings LLC, 9.625%, 11/15/09	750,000	334
Charter Communications Holdings LLC, 10.75%, 10/1/09	850,000	385
Echostar DBS Corp., 10.375%, 10/1/07	1,150,000	1,244
Insight Midwest, 9.75%, 10/01/09	950,000	903
++NTL Communications Corp., 11.50%, 10/1/08	900,000	86
✓ NTL, Inc., 9.75%, 4/1/08	1,900,000	152
Rogers Communications, Inc., 8.875%, 7/15/07	1,000,000	954
✓Telewest Communications PLC, 9.25%, 4/15/09	1,000,000	140
++Telewest Communications PLC, 9.875%, 2/1/10	900,000	162
✓United Pan-Europe Communications NV, 13.75%, 2/1/10	600,000	36
Total		**4,396**
Electronics (1.1%)		
Amkor Technology, Inc., 5.00%, 3/15/07	475,000	232
Sanmina-Sci Corporation, 10.375%, 1/15/10 144A	750,000	758
Solectron Corp., 9.625%, 2/15/09	575,000	561
Total		**1,551**

High Yield Bond Portfolio

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Office Equipment (0.5%)		
Xerox Corp., 7.15%, 8/01/04	$ 750,000	$ 724
Total		724
Telecommunications Wireless: Cellular /PCS (6.4%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	450,000	135
Alamosa Delaware, Inc., 13.625%, 8/15/11	1,262,500	417
+Alamosa PCS Holdings, Inc., 12.875%, 2/15/10	2,900,000	522
Dobson Communications Corp., 10.875%, 7/1/10	1,000,000	845
+Nextel Communications, Inc., 10.65%, 9/15/07	1,750,000	1,670
Nextel Partners Inc., 11.00%, 3/15/10	350,000	298
Nextel Partners, Inc., 12.50%, 11/15/09	775,000	698
Qwest Services Corp., 12/15/10, 13.50% 144A	720,000	749
Rogers Cantel, Inc., 8.30%, 10/1/07	650,000	575
Rogers Cantel, Inc., 9.75%, 6/1/16	300,000	271
Rogers Wireless Inc., 9.625%, 5/1/11	450,000	425
+Trition PCS, Inc., 11.00%, 5/1/08	1,050,000	874
TSI Telecommunications Service, 12.75%, 2/1/09	1,300,000	1,156
+US Unwired, Inc., 13.375%, 11/1/09	2,625,000	158
Total		**8,793**
Total Technology		**15,464**
Transport Services (4.9%)		
Railroads (1.6%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	1,400,000	1,400
TFM SA DE CV, 12.50%, 6/15/12 144A	750,000	758
Total		**2,158**
Trucking — Shipping (3.3%)		
++American Commercial LLC, 11.25%, 1/1/08	551,186	176
CP Ships Ltd., 10.375%, 7/15/12	750,000	788
International Shipbuilding Corp., 7.75%, 10/15/07	700,000	560
North American Van Lines, 13.375%, 12/1/09	1,650,000	1,604
Stena AB, 9.625%, 12/1/12 144A	1,475,000	1,523
Total		**4,651**
Total Transport Services		**6,809**
Utilities (5.3%)		
Utility — Electric (4.4%)		
Calpine Canada Energy, 8.50%, 5/1/08	1,425,000	620
Calpine Corp., 8.625%, 8/15/10	1,000,000	425
Calpine Corp., 8.75%, 7/15/07	750,000	326

Bonds (90.5%)	Shares/ Par	Market Value (000's)
Utilities continued		
Edison Mission Energy, 10.00%, 8/15/08	$ 1,500,000	$ 720
Orion Power Holdings, Inc., 12.00%, 5/1/10	1,800,000	1,296
++PG&E National Energy Group, Inc., 10.375%, 5/16/11	1,500,000	570
USEC, Inc., 6.625%, 1/20/06	1,325,000	1,139
Western Resources, 9.75%, 5/1/07	1,125,000	1,024
Total		**6,120**
Utility — Garbage Disposal (0.9%)		
Allied Waste North America, Inc., 8.50%, 12/1/08	1,170,000	1,176
Total		**1,176**
Total Utilities		**7,296**
Total Bonds (Cost: $133,348)		**124,528**
Preferred Stock (2.6%)		
Technology (2.6%)		
Broadcasting (0.7%)		
Sinclair Capital	9,500	1,007
Total		**1,007**
Cable (1.9%)		
CSC Holdings, Inc. — Series H	17,750	1,686
CSC Holdings, Inc. — Series M	8,708	810
++NTL Inc., 13.00%, 2/15/09	3	0
Total		**2,496**
Telecommunications Wireless: Towers (0.0%)		
**Crown Castle International Corp.	3	0
Total		**0**
Telecommunications Wireline: CLEC (0.0%)		
**Intermedia Communications, Inc.	1	0
Total		**0**
Total Technology		**3,503**
Trucking (0.0%)		
**American Commercial Lines LLC	4,948	28
Total Trucking		**28**
Total Preferred Stock (Cost: $4,122)		**3,531**
Common Stocks and Warrants (0.1%)		
Consumer Cyclical (0.1%)		
Leisure Related (0.0%)		
*Hedstrom Holdings, Inc.	201,674	0
Total		**0**

High Yield Bond Portfolio

Common Stocks and Warrants (0.1%)	Shares/ Par	Market Value (000's)
Printing and Publishing (0.1%)		
*Jostens, Inc.	1,550	$ 53
Total Consumer Cyclical		**53**
Railroads (0.0%)		
*Railamerica, Inc.	1,400	28
Total Railroads		**28**
Real Estate Investment Trusts (0.0%)		
*La Quinta Corporation	11,117	49
Total Real Estate Investment Trusts		**49**
Telecommunication Services (0.0%)		
Horizon PCS, Inc. — Warrant	2,000	0
IWO Holdings, Inc. 144A	1,150	0
Total Telecommunication Services		**0**
Total Common Stocks and Warrants (Cost: $615)		**130**
Money Market Investments (4.3%)		
Short Term Business Credit (4.3%)		
Old Line Funding Corp., 1.38%, 1/15/03	$5,900,000	5,897
Total Money Market Investments (Cost: $5,897)		**5,897**
Total Investments (97.5%) (Cost $143,982)/		**134,086**
Other Assets, Less Liabilities (2.5%)		**3,467**
Total Net Assets (100.0%)		**$137,553**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $144,255 and the net unrealized depreciation of investments based on that cost was $10,169 which is comprised of $5,111 aggregate gross unrealized appreciation and $15,280 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

\+ Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

++ Defaulted Security

✓ Defaulted security and step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

** PIK — Payment In Kind

The Accompanying Notes are an Integral Part of the Financial Statements

Select Bond Portfolio

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$584.02 million

The Select Bond Portfolio invests primarily in high quality debt securities, mainly government bonds, corporate bonds and mortgage-backed securities. Exposure to market sectors is adjusted as yield spreads change among the various classes of securities. Duration and maturities are altered with moderate adjustments in recognition or anticipation of interest rate changes.

In the third consecutive year in which bonds provided significantly higher returns than equities, the Select Bond Portfolio substantially outperformed its major benchmark, the Merrill Lynch Domestic Master Index. The Portfolio's performance benefited from advantageous positioning with regard to credit risk, interest rate changes and bond sectors. Throughout the year, we were positioned defensively with regard to credit risk, with holdings concentrated in securities of very high quality, so we avoided losses when concerns about corporate scandals drove prices of riskier corporate bonds down. Careful credit analysis was of special benefit in a year when the credit quality of many issuers or corporate bonds deteriorated very swiftly. This defensive credit risk positioning hurt performance in the fourth quarter, as lower quality bonds outperformed high quality issues when investors fearful of missing a rally rushed into the market.

We began the year positioned for lower interest rates, which came about in response to a further rate cut by the Federal Reserve in November. We were also well positioned for a steeper Treasury yield curve. Performance also benefited from a large position early in the year in mortgage-backed securities; this position was reduced in the third and fourth quarters.

Relative Performance



$30,000
25,000
20,000
15,000
10,000
12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01 12/02
Select Bond Portfolio
Merrill Lynch Domestic Master Index

Average Annual Total Return
For Periods Ended December 31, 2002

	1 Year	5 Years	10 Years
Select Bond Portfolio	12.09%	7.64%	7.74%
Merrill Lynch Domestic Master Index	10.41%	7.58%	7.57%

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Merrill Lynch Domestic Master Index. The index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities. The index cannot be invested in directly and do not include sales charges.

This chart assumes an initial investment of $10,000 made on 12/31/92. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account are shown on page 4.

Percentage Holdings
12/31/02



Government and Government Agencies 52%
28% Corporate Bonds
Short-Term Investments & Other Net Assets 10%
10% Mortgage-Backed and Asset-Backed Securities

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2002

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
Aerospace — Defense (1.9%)		
Lockheed Martin Corp., 8.20%, 12/1/09	$ 3,850,000	$ 4,758
Raytheon Co., 7.20%, 8/15/27	5,685,000	6,214
Total		**10,972**
Auto Related (0.7%)		
Toyota Motor Credit Corp., 5.65%, 1/15/07	4,000,000	4,346
Total		**4,346**
Beverages, Malt Beverages (2.8%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,510
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	466
Coca-Cola Enterprises, Inc., 5.25%, 5/15/07	5,000,000	5,375
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,626
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	4,388
Total		**16,365**
Broad Woven Fabric Mills, Manmade (0.1%)		
++Polysindo International Finance, 11.375%, 6/15/06	4,200,000	294
Total		**294**
Commercial Banks (0.2%)		
Bank of America Corp., 7.40%, 1/15/11	1,133,000	1,335
Total		**1,335**
Crude Petroleum and Natural Gas (1.5%)		
Occidental Petroleum, 6.75%, 1/15/12	3,417,000	3,892
Occidental Petroleum, 8.45%, 2/15/29	3,579,000	4,592
Total		**8,484**
Diversified Industrials (1.1%)		
United Technologies Corp., 6.10%, 5/15/12	6,000,000	6,709
Total		**6,709**
Drilling Oil and Gas Wells (0.9%)		
Transocean, Inc., 7.50%, 4/15/31	4,500,000	5,162
Total		**5,162**
Electric and Other Services Combined (0.4%)		
Wisconsin Public Service, 4.875%, 12/1/12	2,500,000	2,532
Total		**2,532**

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
Electric Services (2.0%)		
Exelon Generation Co. LLC, 6.95%, 6/15/11	$ 6,788,000	$ 7,338
Public Service Electric & Gas Co., 6.875%, 1/1/03	2,250,000	2,250
South Carolina Electric & Gas, 6.125%, 3/1/09	1,750,000	1,949
Total		**11,537**
Electrical Equipment and Supplies (1.3%)		
Cooper Industries, Inc., 5.50%, 11/1/09	4,000,000	4,169
Hubbell Inc., 6.375%, 5/15/12	3,200,000	3,523
Total		**7,692**
Environmental Controls (0.4%)		
Pall Corp., 6.00%, 8/1/12 144A	2,105,000	2,250
Total		**2,250**
Finance Services (2.1%)		
Credit Suisse First Boston USA, Inc., 4.625%, 1/15/08	6,000,000	6,082
General Motors Acceptance Corp., 6.875%, 8/28/12	6,500,000	6,407
Total		**12,489**
Fire, Marine and Casualty Insurance (0.8%)		
Allstate Corp., 6.125%, 12/15/32	1,575,000	1,604
Progressive Corp., 6.25%, 12/1/32	3,000,000	3,078
Total		**4,682**
Food Retailers (0.9%)		
Delhaize America Inc., 8.125%, 4/15/11	3,500,000	3,386
Delhaize America, Inc., 9.00%, 4/15/31	2,000,000	1,840
Total		**5,226**
Metal Mining (0.4%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,000,000	2,185
Total		**2,185**
Motor Vehicle Parts/Accessories (0.8%)		
TRW, Inc., 7.125%, 6/1/09	1,000,000	1,118
TRW, Inc., 7.75%, 6/1/29	3,113,000	3,672
Total		**4,790**
Motors and Generators (0.1%)		
Emerson Electric Co., 5.75%, 11/1/11	796,000	855
Total		**855**

Select Bond Portfolio

Corporate Bonds (28.4%)	Shares/ Par	Market Value (000's)
National Commercial Banks (0.7%)		
Bank One Corp., 5.25%, 1/30/13	$ 4,000,000	$ 4,117
Total		**4,117**
News Dealers and Newsstands (0.7%)		
News America Holdings, 7.75%, 12/1/45	4,000,000	3,931
Total		**3,931**
Office Machines (0.4%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	2,250,000	2,490
Total		**2,490**
Oil and Gas Extraction (0.8%)		
Chevron Corp., 6.625%, 10/1/04	4,500,000	4,844
Total		**4,844**
Oil and Gas Field Machinery (0.7%)		
National-Oilwell, Inc., 5.65%, 11/15/12 144A	4,000,000	4,045
Total		**4,045**
Pharmaceuticals (3.3%)		
Eli Lilly & Co., 5.50%, 7/15/06	2,600,000	2,808
Eli Lilly & Co., 7.125%, 6/1/25	1,400,000	1,653
Johnson & Johnson, 6.625%, 9/1/09	2,750,000	3,206
Johnson & Johnson, 6.95%, 9/1/29	2,200,000	2,640
Merck & Co., Inc., 5.95%, 12/1/28	4,841,000	5,119
Pfizer, Inc., 5.625%, 2/1/06	2,975,000	3,248
Total		**18,674**
Plastics Materials and Resins (0.9%)		
Eastman Chemical, 7.00%, 4/15/12	4,600,000	5,192
Total		**5,192**
Plumbing Fixture Fittings/Trim (0.4%)		
Masco Corp., 4.625%, 8/15/07	750,000	774
Masco Corp., 6.50%, 8/15/32	1,250,000	1,285
Total		**2,059**
Retail — Retail Stores (0.8%)		
Limited Brands, 6.125%, 12/1/12	4,500,000	4,737
Total		**4,737**
Search and Navigation Equipment (0.4%)		
Raytheon Co., 7.00%, 11/1/28	2,310,000	2,471
Total		**2,471**
Telephone Communications (0.9%)		
Alltel Corp., 7.00%, 7/1/12	600,000	691
Alltel Corp., 7.875%, 7/1/32	3,750,000	4,602
Total		**5,293**
Total Corporate Bonds (Cost: $156,274)		**165,758**

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (51.8%)		
Aid-Israel, 0.00%, 11/1/24	$ 8,900,000	$ 2,554
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	4,111
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	2,277,308	2,434
Federal National Mortgage Association, 5.97%, 10/1/08	3,695,022	4,056
Federal National Mortgage Association, 6.22%, 2/1/06	1,812,946	1,964
Federal National Mortgage Association, 6.24%, 1/1/06	5,107,234	5,519
Federal National Mortgage Association, 6.265%, 10/1/08	2,847,804	3,168
Federal National Mortgage Association, 6.36%, 4/1/08	3,557,334	3,961
Federal National Mortgage Association, 6.39%, 4/1/08	1,355,462	1,510
Federal National Mortgage Association, 6.75%, 4/25/18	1,997,894	2,133
Federal National Mortgage Association, 6.75%, 12/25/23	3,500,000	3,651
Federal National Mortgage Association, 7.00%, 6/1/03	28,144	29
Federal National Mortgage Association, 7.36%, 4/1/11	3,004,284	3,545
Federal National Mortgage Association, 8.40%, 2/25/09	221,437	221
Federal National Mortgage Association, 11.00%, 12/1/12	27,233	32
Federal National Mortgage Association, 11.00%, 9/1/17	189,782	225
Federal National Mortgage Association, 11.00%, 12/1/17	36,253	43
Federal National Mortgage Association, 11.00%, 2/1/18	90,084	107
Federal National Mortgage Association, 11.50%, 4/1/18	86,613	104
Federal National Mortgage Association, 12.00%, 9/1/12	274,624	328
Federal National Mortgage Association, 12.00%, 12/1/12	64,250	77
Federal National Mortgage Association, 12.00%, 9/1/17	80,515	97
Federal National Mortgage Association, 12.00%, 10/1/17	58,994	71
Federal National Mortgage Association, 12.00%, 12/1/17	67,643	82
Federal National Mortgage Association, 12.00%, 2/1/18	97,698	119
Federal National Mortgage Association, 12.25%, 1/1/18	59,546	72
Federal National Mortgage Association, 12.50%, 4/1/18	35,824	44

Select Bond Portfolio

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Federal National Mortgage Association, 13.00%, 11/1/12	$ 48,557	$ 59
Federal National Mortgage Association, 13.00%, 11/1/17	50,105	62
Federal National Mortgage Association, 13.00%, 12/1/17	52,642	65
Federal National Mortgage Association, 13.00%, 2/1/18	112,578	139
Federal National Mortgage Association, 14.00%, 12/1/17	26,112	33
Government National Mortgage Association, 5.50%, 10/15/31	148,230	152
Government National Mortgage Association, 5.50%, 11/15/31	35,329	36
Government National Mortgage Association, 5.50%, 12/15/31	793,793	816
Government National Mortgage Association, 5.50%, 1/15/32	1,112,980	1,144
Government National Mortgage Association, 5.50%, 2/15/32	472,007	485
Government National Mortgage Association, 5.50%, 2/15/32	84,856	87
Government National Mortgage Association, 5.50%, 3/15/32	912,865	938
Government National Mortgage Association, 5.50%, 4/15/32	41,952	43
Government National Mortgage Association, 5.50%, 7/15/32	73,828	76
Government National Mortgage Association, 5.50%, 9/15/32	15,797,321	16,238
Government National Mortgage Association, 7.00%, 5/15/23	111,340	119
Government National Mortgage Association, 7.50%, 4/15/22	84,383	91
Government National Mortgage Association, 7.50%, 10/15/23	245,317	264
Government National Mortgage Association, 7.50%, 10/15/25	3,319	4
Government National Mortgage Association, 7.50%, 11/15/25	4,416	5
Government National Mortgage Association, 7.50%, 5/15/26	5,092	5
Government National Mortgage Association, 7.50%, 1/15/27	110,903	119
Government National Mortgage Association, 7.50%, 2/15/27	132,608	142
Government National Mortgage Association, 7.50%, 3/15/27	22,065	24
Government National Mortgage Association, 7.50%, 4/15/27	30,531	33
Government National Mortgage *Association*, 7.50%, 8/15/27	4,064	4
Government National Mortgage Association, 7.50%, 6/15/28	192,170	205
Government National Mortgage Association, 8.00%, 1/15/26	119,937	131

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
Government National Mortgage Association, 8.00%, 2/15/26	$ 179,309	$ 195
Government National Mortgage Association, 8.00%, 8/15/26	222,931	243
Government National Mortgage Association, 8.00%, 9/15/26	92,448	101
Government National Mortgage Association, 8.00%, 12/15/26	29,374	32
Government National Mortgage Association, 8.00%, 1/15/27	90,876	99
Government National Mortgage Association, 8.00%, 3/15/27	170,040	185
Government National Mortgage Association, 8.00%, 4/15/27	397,207	432
Government National Mortgage Association, 8.00%, 6/15/27	114,323	124
Government National Mortgage Association, 8.00%, 7/15/27	131,189	143
Government National Mortgage Association, 8.00%, 8/15/27	102,990	112
Government National Mortgage Association, 8.00%, 9/15/27	108,336	118
Government National Mortgage Association, 8.50%, 9/15/21	5,916	7
Government National Mortgage Association, 8.50%, 3/15/23	859	1
Government National Mortgage Association, 8.50%, 6/15/23	687	1
Government National Mortgage Association, 8.50%, 6/15/24	31,017	34
Government National Mortgage Association, 8.50%, 7/15/24	48,660	53
Government National Mortgage Association, 8.50%, 11/15/24	200,600	221
Government National Mortgage Association, 8.50%, 2/15/25	23,773	26
Government National Mortgage Association, 11.00%, 1/15/18	1,789,245	2,075
Government National Mortgage Association TBA, 5.50%, 12/1/25	11,000,000	11,067
Government National Mortgage Association TBA, 5.50%, 2/15/32	3,400,000	3,473
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,512
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,390
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	565,851	584
US Treasury, 2.125%, 10/31/04	2,150,000	2,174
US Treasury, 3.00%, 1/31/04	2,700,000	2,750
US Treasury, 3.00%, 2/29/04	15,619,000	15,930
US Treasury, 3.25%, 5/31/04	25,000,000	25,666
US Treasury, 3.25%, 8/15/07	3,010,000	3,085
US Treasury, 3.50%, 11/15/06	944,000	982
US Treasury, 3.625%, 3/31/04	3,500,000	3,601
US Treasury, 4.375%, 5/15/07	8,400,000	9,020

Government (Domestic and Foreign) and Agency Bonds (51.8%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies continued		
US Treasury, 4.625%, 2/28/03	$ 4,145,000	$ 4,167
US Treasury, 4.75%, 11/15/08	2,600,000	2,838
US Treasury, 5.375%, 2/15/31	21,956,000	23,935
US Treasury, 6.25%, 5/15/30	2,502,000	2,994
US Treasury Bond, 6.50%, 5/15/05	61,150,000	67,878
US Treasury Inflation Index Bond, 3.375%, 1/15/07	6,689,026	7,244
US Treasury Inflation Index Bond, 3.625%, 1/15/08	26,701,696	29,297
US Treasury Inflation Index Bond, 3.875%, 4/15/29	4,796,093	5,865
US Treasury Stripped, 0.00%, 5/15/30	25,820,000	6,250
Total Government (Domestic and Foreign) and Agency Bonds (Cost:3 $290,608)		**302,680**

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Auto Related (0.0%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	258,686	267
Total		**267**
Boat Dealers (0.1%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	456,759	463
Total		**463**
Commercial Banks (0.5%)		
Nationsbank Lease Pass-Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	2,462,108	2,750
Total		**2,750**
Commercial Mortgages (7.1%)		
Asset Securitization Corp., Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	4,099,129	24
Asset Securitization Corp., Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	85,000,000	941
Asset Securitization Corp., Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	11,252,900	756
Chase Commercial Mortgage Securities Corp., Series 1997-1, Class B, 7.37%, 4/19/07	1,000,000	1,151
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class A2, 6.60%, 11/19/07	5,000,000	5,579
Chase Commercial Mortgage Securities Corp., Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,238
Commercial Mortgage Acceptance Corp., Series 1997-ML1, Class B, 6.644%, 12/15/07	2,000,000	2,211

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	$ 1,331,054	$ 1,483
Credit Suisse First Boston Mortgage Securities Corp., Series 1997-C1, Class B, 7.28%, 6/20/07 144A	1,500,000	1,702
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	3,000,000	3,244
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	3,973
DLJ Commercial Mortgage Corp., Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	111,970,014	3,454
DLJ Mortgage Acceptance Corp., Series 1997-CF2, Class S, 0.35%, 10/15/17 IO 144A	93,196,038	1,751
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,249
Midland Realty Acceptance Corp., Series 1996-C2, Class AEC, 1.35%, 1/25/29 IO 144A	10,437,034	460
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.28%, 3/20/07	5,323,000	6,050
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.99%, 3/17/28	2,800,000	3,231
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.47%, 1/15/19 144A	1,800,000	920
Total		**41,417**
Credit Card Asset Backed (0.0%)		
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	1,108,517	6
Total		**6**
Franchise Loan Receivables (0.2%)		
Enterprise Mortgage Acceptance Co., Series 1998-1, Class IO, 1.37%, 1/15/23 IO 144A	25,644,324	833
Global Franchise Trust, Series 1998-1, Class A1, 6.35%, 4/10/04 144A	233,414	229
Total		**1,062**
Home Equity Loan (0.4%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,096,751	2,164
Total		**2,164**

Mortgage/Asset Backed Securities (9.7%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Manufactured Housing (0.1%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	$ 761,105	$ 784
Total		**784**
Residential Mortgages (0.1%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	2,246,011	146
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	3,965,446	397
Total		**543**
Retail-Retail Stores (1.2%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.40%, 1/20/17	6,083,409	7,118
Total		**7,118**
Total Mortgage/Asset Backed Securities (Cost: $61,131)		**56,574**
Money Market Investments (17.9%)		
Asset-Backed Securities (CMO'S) (0.9%)		
# Fcar Owner Trust 1, 1.35%, 2/4/03	5,000,000	4,994
Total		**4,994**
Federal Government and Agencies (0.3%)		
Federal Home Loan Bank, 1.24%, 3/7/03	1,600,000	1,597
Total		**1,597**
Finance Lessors (0.9%)		
#Receivables Capital Corp., 1.35%, 1/21/03	5,000,000	4,996
Total		**4,996**
Finance Services (0.9%)		
Ciesco LP, 1.33%, 1/30/03	5,000,000	4,995
Total		**4,995**
Financials (0.8%)		
Salomon Smith Barney Holdings, 2.06%, 4/9/03	4,830,000	4,832
Total		**4,832**
Machinery (0.5%)		
John Deere Capital Corp., 1.64%, 1/7/03	3,000,000	2,999
Total		**2,999**
Miscellaneous Business Credit Institutions (1.5%)		
National Rural Utility Co., 1.38%, 1/13/03	5,000,000	4,998
Quincy Capital Corp., 1.35%, 1/6/03	4,400,000	4,399
Total		**9,397**

Money Market Investments (17.9%)	Shares/ Par	Market Value (000's)
Miscellaneous Manufacturing Industries (0.9%)		
Koch Industries, 1.20%, 1/2/03	$ 5,880,000	$ 5,880
Total		**5,880**
Nonclassifiable Establishments (0.8%)		
Thunder Bay Funding, Inc, 1.35%, 1/7/03	5,000,000	4,999
Total		**4,999**
Passenger Car Rental (0.9%)		
Delaware Funding Corp., 1.35%, 1/7/03	5,000,000	4,999
Total		**4,999**
Personal Credit Institutions (0.9%)		
Toyota Motor Credit Co., 1.32%, 1/23/03	5,000,000	4,996
Total		**4,996**
Pharmaceutical Preparations (0.9%)		
Wyeth, 1.85%, 1/7/03	5,000,000	4,998
Total		**4,998**
Security Brokers and Dealers (0.9%)		
Morgan St. Dean Witter, 1.32%, 2/4/03	5,000,000	4,994
Total		**4,994**
Short Term Business Credit (5.9%)		
American Express Credit, 1.25%, 2/4/03	5,000,000	4,994
Asset Securitization, 1.33%, 1/8/03	5,000,000	4,998
CXC Inc., 1.76%, 1/17/03	5,000,000	4,996
Old Line Funding Corp., 1.38%, 1/15/03	5,000,000	4,997
Preferred Receivable Funding, 1.35%, 1/27/03	5,000,000	4,995
Transamerica Financial Corp., 1.33%, 1/17/03	5,000,000	4,997
UBS Finance LLC, 1.32%, 2/10/03	5,000,000	4,993
Total		**34,970**
Tobacco Products (0.9%)		
Philip Morris Disc, 1.31%, 1/27/03	5,000,000	4,995
Total		**4,995**
Total Money Market Investments (Cost: $104,641)		**104,641**
Total Investments (107.8%) (Cost $612,654)/		**629,653**
Other Assets, Less Liabilities (-7.8%)		**(45,635)**
Total Net Assets (100.0%)		**$584,018**

/\ At 12/31/2002 the aggregate cost of securities for federal tax purposes was $621,308 and the net unrealized appreciation of investments based on that cost was $8,345 which is comprised of $30,096 aggregate gross unrealized appreciation and $21,751 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

++ Defaulted Security

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
US TEN YEAR TREASURY NOTE (Total Notional Value at 12/31/02 $9,819)	87	3/03	$(190)

The Accompanying Notes are an Integral Part of the Financial Statements

Money Market Portfolio

Objective:	Portfolio Strategy:	Net Assets:
Maximum current income consistent with liquidity and stability of capital	Achieve stability of capital by investing in short-term debt securities.	$501.31 million

The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios, providing a moderate return in line with prevailing short-term interest rates. In a year in which stock values declined significantly, the Money Market Portfolio has surpassed returns of most equity funds and indices, with a return of 1.65% for the 12 months ending December 2002.

The main determinant of returns from the Money Market Portfolio is short-term interest rates in general. After dropping significantly in 2001, short-term interest rates were fairly stable during 2002; the Fed reduced the targeted Federal Funds rate just once, in November, from 1.75% to 1.25%. Aware that rates could change in either direction in the future, we have positioned the Portfolio for more nimble action. We now anticipate maintaining a maturity range of 30 to 80 days, versus 35 to 50 days in the past and an industry average of approximately 50 to 55 days.

During 2002, quality commercial paper became increasingly scarce, as the debt of many issuers was downgraded, and rating agencies pressured corporations to replace short-term debt with bonds with longer maturities. With fewer issuers, it has become more difficult to diversify risk in a money market portfolio. In order to maintain credit risk at the desired level, we are buying more Treasury bills and government-guaranteed agency discount notes. Although yields on these securities are below those on commercial paper, all short-term rates are so low now that the income sacrificed is minimal.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Money Market Portfolio

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2002

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Agricultural Services (1.9%)		
Cargill Inc., 1.32%, 3/21/03	$ 9,740,000	$ 9,712
Total		**9,712**
Asset Backed Security (5.5%)		
Fcar Owner Trust I, 1.64%, 3/13/03	12,500,000	12,460
New Center Asset Trust, 1.34%, 2/18/03	15,000,000	14,973
Total		**27,433**
Auto Related (8.1%)		
BMW U.S. Capital Corp., 1.31%, 1/15/03	11,955,000	11,949
Daimler-Chrysler Na Hldg, 1.92%, 1/24/03	4,500,000	4,494
Ford Motor Credit, 1.96%, 1/21/03	4,500,000	4,495
General Motors Corp., 1.95%, 1/9/03	4,500,000	4,498
Toyota Motor Credit Co., 1.31%, 1/30/03	15,000,000	14,985
Total		**40,421**
Commercial Banks (7.5%)		
Dresdner, 1.32%, 2/11/03	12,500,000	12,481
Marshall &Isley Bank, 1.37%, 1/31/03	10,000,000	9,989
UBS Finance LLC, 1.3%, 3/18/03	15,000,000	14,959
Total		**37,429**
Diversified Business Finance (3.0%)		
General Electric, 1.84%, 7/9/03	5,000,000	5,000
General Electric Capital, 1.31%, 2/14/03	5,000,000	4,992
General Electric Capital, 1.77%, 6/16/03	5,000,000	4,959
Total		**14,951**
Finance Lessors (3.0%)		
Receivables Capital Corp., 1.32%, 1/17/03	6,000,000	5,996
Receivables Capital Corp., 1.77%, 1/27/03	9,220,000	9,209
Total		**15,205**
Finance Services (11.6%)		
American General, 1.37%, 2/6/03	13,000,000	12,981
Asset Securitization, 1.32%, 1/21/03	10,000,000	9,993
Asset Securitization, 1.34%, 1/17/03	5,000,000	4,997
Ciesco LP, 1.34%, 1/22/03	10,080,000	10,072
Ciesco LP, 1.77%, 1/10/03	5,190,000	5,188
Preferred Receivable Funding, 1.32%, 1/13/03	11,500,000	11,495

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Finance Services continued		
Preferred Receivable Funding, 1.35%, 1/24/03	$ 4,000,000	$ 3,997
Total		**58,723**
Government (8.1%)		
Federal Home Loan Bank, 1.53%, 3/26/03	15,925,000	15,868
Federal National Mortgage Association, 1.26%, 3/19/03	15,000,000	14,960
U.S. Treasury Bill, 1.515%, 4/10/03	10,000,000	9,958
Total		**40,786**
Machinery (3.5%)		
Catepillar Financial, 1.31%, 1/14/03	8,715,000	8,711
Caterpillar Financial Services Corp., 1.92%, 6/1/03	4,000,000	4,000
John Deere Capital Corp., 1.64%, 1/7/03	5,000,000	4,999
Total		**17,710**
Miscellaneous Business Credit Institutions (5.3%)		
Delaware Funding Corp., 1.31%, 2/3/03	12,900,000	12,885
Quincy Capital Corp., 1.35%, 1/31/03	13,772,000	13,756
Total		**26,641**
Miscellaneous Manufacturing Industries (3.5%)		
Koch Industries, 1.20%, 1/2/03	17,790,000	17,789
Total		**17,789**
National Commercial Banks (0.6%)		
Marshall & Ilsley Corp., 1.34%, 1/17/03	3,000,000	2,998
Total		**2,998**
Nonclassifiable Establishments (3.1%)		
Thunder Bay Funding, Inc., 1.33%, 1/24/03	9,535,000	9,527
Thunder Bay Funding, Inc., 1.35%, 1/10/03	6,000,000	5,998
Total		**15,525**
Personal Credit Institutions (8.1%)		
American Express Credit, 1.32%, 1/14/03	10,500,000	10,495
American Express Credit, 1.32%, 1/31/03	12,500,000	12,486
Associates First Capital Corp., 1.86%, 6/26/03	5,000,000	5,000

Money Market Portfolio

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions continued		
Household Finance Corp., 1.55%, 1/21/03	$ 6,200,000	$ 6,195
Household Finance Corp., 1.60%, 2/5/03	6,200,000	6,190
Total		**40,366**
Pharmaceutical Preparations (2.5%)		
Wyeth, 1.78%, 2/4/03	6,200,000	6,190
Wyeth, 1.85%, 1/6/03	6,300,000	6,298
Total		**12,488**
Security Brokers and Dealers (6.2%)		
Goldman Sachs Group, Inc., 1.89%, 3/5/03	5,000,000	5,000
Goldman Sachs Group, Inc., 1.78%, 2/3/03	11,720,000	11,701
Morgan St. Dean Witter, 1.32%, 2/4/03	9,000,000	8,989
Salomon Smith Barney Hlds., 1.33%, 2/24/03	5,300,000	5,289
Total		**30,979**
Short Term Business Credit (5.7%)		
CXC Inc., 1.33%, 2/3/03	10,355,000	10,342
CXC Inc., 1.34%, 2/6/03	3,150,000	3,146
Old Line Funding Corp., 1.31%, 2/6/03	10,000,000	9,987
Old Line Funding Corp., 1.34%, 2/7/03	5,000,000	4,993
Total		**28,468**
Telephone Communications (1.0%)		
BellSouth Corp., 4.105%, 4/26/03	5,000,000	5,023
Total		**5,023**
Tobacco Products (2.6%)		
Philip Morris Companies, Inc., 1.32%, 2/4/03	10,000,000	9,987
Philip Morris Companies, Inc., 1.33%, 1/21/03	3,000,000	2,998
Total		**12,985**

Short Term Paper (92.1%)	Shares/ Par	Market Value (000's)
Utility — Electric (1.3%)		
National Rural Utility, 1.40%, 1/27/03	$ 6,300,000	$ 6,294
Total		**6,294**
Total Short Term Paper (Cost: $461,926)		**461,926**
Corporate Bonds Domestic (7.9%)		
Security Brokers and Dealers (3.7%)		
Merrill Lynch Co., Inc., 4.97%, 4/30/03	2,500,000	2,518
Merrill Lynch Co., Inc., 7.18%, 2/11/03	3,100,000	3,116
Merrill Lynch Co., Inc., 7.85%, 3/01/03	4,000,000	4,083
Morgan Stanley Dean Witter, 6.875%, 3/1/03	3,700,000	3,728
Salomon Smith Barney Holdings, Inc., 7.50%, 2/1/03	5,000,000	5,024
Total		**18,469**
Short Term Business Credit (2.8%)		
Transamerica Financial Corp., 1.31%, 2/10/03	14,000,000	13,980
Total		**13,980**
Utility — Electric (1.4%)		
National Rural Utilities, 7.375%, 2/10/03	7,000,000	7,036
Total		**7,036**
Total Corporate Bonds Domestic (Cost: $39,485)		**39,485**
Total Investments (100.0%) (Cost $501,411)/		**501,411**
Other Assets, Less Liabilities (0.0%)		**(98)**
Total Net Assets (100.0%)		**$501,313**

/\ Also represents cost for federal income tax purposes.

The Accompanying Notes are an Integral Part of the Financial Statements



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave.
Suite 1500
Milwaukee WI 53202
Telephone (414) 212-1600
Facsimile (414) 212-1880

Report of Independent Accountants

To the Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth and Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the "Fund") at December 31, 2002 and the results of each of their operations, the changes in each of their net assets and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 31, 2003

[THIS PAGE INTENTIONALLY LEFT BLANK]

Statements of Assets and Liabilities

Northwestern Mutual Series Fund, Inc.

December 31, 2002

(in thousands, except per share amounts)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio
Assets						
Investments, at value (1)	$ 255,193	$ 61,653	$ 996,827	$ 35,383	$ 562,544	$ 225,064
Cash	—	1,725	—	116	97	207
Due from Futures Variation Margin	—	—	—	—	—	55
Due from Sale of Fund Shares	—	—	—	41	209	—
Due from Sale of Securities	—	26	—	5	—	—
Due from Sale of Foreign Currency	—	—	—	224	—	—
Dividends and Interest Receivable	18	90	227	93	1,164	153
Total Assets	255,211	63,494	997,054	35,862	564,014	225,479
Liabilities						
Due on Purchase of Securities and Securities Lending Collateral	185	309	2,496	221	—	—
Due on Purchase of Foreign Currency	—	—	—	228	—	—
Due on Redemption of Fund Shares	—	—	—	1	506	—
Due to Investment Advisor	133	82	467	14	353	50
Accrued Expenses	13	20	16	25	53	19
Due on Futures Variation Margin	—	—	—	—	—	—
Total Liabilities	331	411	2,979	489	912	69
Net Assets	$ 254,880	$ 63,083	$ 994,075	$ 35,373	$ 563,102	$ 225,410
Represented By:						
Aggregate Paid in Capital (2), (3)	$ 316,909	$ 67,686	$1,251,056	$ 42,335	$ 746,099	$ 260,933
Undistributed Accumulated Net Investment Income (Loss)	—	36	—	(5)	10,960	1,961
Undistributed Accumulated Net Realized Gain (Loss) on Investments	(45,904)	(305)	(216,890)	(4,623)	(74,953)	(4,475)
Net Unrealized Appreciation (Depreciation) of:						
Investment Securities	(16,125)	(4,334)	(40,091)	(2,336)	(119,088)	(32,896)
Futures Contracts	—	—	—	—	—	(113)
Foreign Currency Transactions	—	—	—	2	84	—
Net Assets for Shares Outstanding (2)	$ 254,880	$ 63,083	$ 994,075	$ 35,373	$ 563,102	$ 225,410
Net Asset Value, Offering and Redemption Price per Share	$ 1.46	$ 0.95	$ 2.18	$ 0.79	$ 1.02	$ 0.95
(1) Investments, at cost	$ 271,318	$ 65,987	$1,036,918	$ 37,719	$ 681,632	$ 257,960
(2) Shares outstanding	175,132	66,203	455,396	44,768	549,889	236,841
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements.

Growth Stock Portfolio	J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 551,818	$ 365,736	$ 74,151	$1,362,613	$ 87,061	$2,704,286	$ 134,086	$ 629,653	$ 501,411
—	—	228	—	137	—	240	664	—
6	—	—	27	11	369	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	1	2,300	14	—	—
—	—	—	—	1	—	—	—	—
450	485	167	2,116	443	14,107	3,289	5,605	740
552,274	366,221	74,546	1,364,756	87,654	2,721,062	137,629	635,922	502,151
631	77	220	1,604	301	158,860	—	51,648	838
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
211	190	42	243	61	673	61	152	—
11	10	10	28	32	—	15	1	—
—	—	—	—	—	—	—	103	—
853	277	272	1,875	394	159,533	76	51,904	838
$ 551,421	$ 365,944	$ 74,274	$1,362,881	$ 87,260	$2,561,529	$ 137,553	$ 584,018	$ 501,313
$ 662,923	$ 572,953	$ 89,159	$1,310,825	$ 96,076	$2,179,629	$ 231,614	$ 538,100	$ 501,313
4,774	3,769	17	21,934	(2)	85,237	159	24,109	—
(118,121)	(81,452)	(3,894)	4,657	(4,829)	(59,822)	(84,324)	5,000	—
1,919	(129,326)	(11,008)	25,814	(3,731)	365,951	(9,896)	16,999	—
(74)	—	—	(349)	(254)	(9,466)	—	(190)	—
—	—	—	—	—	—	—	—	—
$ 551,421	$ 365,944	$ 74,274	$1,362,881	$ 87,260	$2,561,529	$ 137,553	$ 584,018	$ 501,313
$ 1.59	$ 0.87	$ 0.76	$ 2.17	$ 0.86	$ 1.62	$ 0.56	$ 1.27	$ 1.00
$ 549,899	$ 495,062	$ 85,159	$1,336,799	$ 90,792	$2,338,335	$ 143,982	$ 612,654	$ 501,411
347,218	421,624	97,978	629,065	101,691	1,579,113	244,296	459,566	501,334
2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

Statements of Operations

Northwestern Mutual Series Fund, Inc.

For the Year Ended December 31, 2002
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio
Investment Income						
Income						
Interest	$ 652	$ 37	$ 2,271	$ 23	$ 817	$ 256
Dividends (1)	272	707	2,484	534	15,441	2,342
Total Income	924	744	4,755	557	16,258	2,598
Expenses						
Management Fees	1,625	412	6,030	243	4,396	571
Custodian Expenses	23	67	24	102	475	45
Other Expenses	—	—	—	3	2	—
Audit Fees	18	13	19	18	23	18
Shareholder Reporting Expenses	2	1	1	—	—	5
Total Expenses	1,668	493	6,074	366	4,896	639
Less Waived Fees:						
Paid by Affiliate	—	(9)	—	(10)	—	—
Paid Indirectly	(4)	(1)	(5)	—	—	(4)
Total Net Expenses	1,664	483	6,069	356	4,896	635
Net Investment Income (Loss)	(740)	261	(1,314)	201	11,362	1,963
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies						
Net Realized Gain (Loss) on:						
Investment Securities	(17,952)	(107)	(186,384)	(3,545)	(59,141)	508
Futures Contracts	(598)	(128)	(10,475)	—	—	(1,958)
Foreign Currency Transactions	—	—	—	(4)	(323)	—
Net Realized Gain (Loss) on Investments	(18,550)	(235)	(196,859)	(3,549)	(59,464)	(1,450)
Net Unrealized Appreciation (Depreciation) of Investments for the Period:						
Investment Securities	(38,361)	(5,490)	(79,605)	(1,089)	(65,979)	(38,601)
Futures Contracts	(291)	—	(255)	—	—	(313)
Foreign Currency Transactions	—	—	—	(7)	46	—
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,652)	(5,490)	(79,860)	(1,096)	(65,933)	(38,914)
Net Gain (Loss) on Investments	(57,202)	(5,725)	(276,719)	(4,645)	(125,397)	(40,364)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(57,942)	$(5,464)	$(278,033)	$(4,444)	$(114,035)	$(38,401)
(1) Less Foreign dividend tax	$ —	$ —	$ 1	$ 66	$ 1,608	$ —

The Accompanying Notes are an Integral Part of the Financial Statements.

Growth Stock Portfolio	J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 997	$ 164	$ 64	$ 404	$ 1,563	$ 75,118	$14,591	$25,689	$8,907
6,463	6,174	1,241	24,835	327	18,657	828	—	—
7,460	6,338	1,305	25,239	1,890	93,775	15,419	25,689	8,907
2,655	2,542	380	3,142	387	8,318	716	1,452	1,401
14	8	17	69	146	—	18	—	—
—	—	—	—	—	—	—	—	—
19	19	9	19	15	—	21	—	—
1	2	1	7	13	—	6	—	—
2,689	2,571	407	3,237	561	8,318	761	1,452	1,401
—	—	—	—	(78)	—	—	—	(130)
(3)	(3)	(1)	(4)	(1)	—	(1)	—	—
2,686	2,568	406	3,233	482	8,318	760	1,452	1,271
4,774	3,770	899	22,006	1,408	85,457	14,659	24,237	7,636
(60,577)	(51,494)	(3,717)	10,195	(3,079)	30,825	(18,912)	10,356	—
(4,409)	—	—	(2,638)	(1,545)	(68,166)	—	182	—
—	—	—	—	—	—	—	74	—
(64,986)	(51,494)	(3,717)	7,557	(4,624)	(37,341)	(18,912)	10,612	—
(86,277)	(105,636)	(11,278)	(431,637)	(3,606)	(263,210)	(272)	20,663	—
(410)	—	—	(467)	(285)	(10,553)	—	(190)	—
—	—	—	—	—	—	—	—	—
(86,687)	(105,636)	(11,278)	(432,104)	(3,891)	(273,763)	(272)	20,473	—
(151,673)	(157,130)	(14,995)	(424,547)	(8,515)	(311,104)	(19,184)	31,085	—
$(146,899)	$(153,360)	$(14,096)	$(402,541)	$(7,107)	$(225,647)	$ (4,525)	$55,322	$7,636
$ —	$ 12	$ 8	$ 57	$ 20	$ 33	$ —	$ —	$ —

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ (740)	$ 433
Net Realized Gain (Loss) on Investments	(18,550)	(22,674)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,652)	13,879
Net Increase (Decrease) in Net Assets Resulting from Operations	(57,942)	(8,362)
Distributions to Shareholders from:		
Net Investment Income	(432)	(19)
Net Realized Gain on Investments	—	(5)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(432)	(24)
Fund Share Transactions		
Proceeds from Sale of 38,312 and 45,505 Shares	63,816	78,169
Proceeds from Shares Issued on Reinvestment of Distributions Paid (233 and 13 shares, respectively)	432	24
Payments for 26,639 and 17,164 Shares Redeemed	(42,442)	(28,673)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (11,906 and 28,354 shares, respectively)	21,806	49,520
Total Increase (Decrease) in Net Assets	(36,568)	41,134
Net Assets		
Beginning of Period	291,448	250,314
End of Period (Includes undistributed net investment income of $0 and $433, respectively)	$254,880	$291,448

T. Rowe Price Small Cap Value Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 261	$ 52
Net Realized Gain (Loss) on Investments	(235)	12
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(5,490)	1,156
Net Increase (Decrease) in Net Assets Resulting from Operations	(5,464)	1,220
Distributions to Shareholders from:		
Net Investment Income	(330)	(51)
Net Realized Gain on Investments	(20)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(350)	(51)
Fund Share Transactions		
Proceeds from Sale of 55,011 and 22,033 Shares	57,721	21,131
Proceeds from Shares Issued on Reinvestment of Distributions Paid (358 and 50 shares, respectively)	350	51
Payments for 9,858 and 1,391 Shares Redeemed	(10,177)	(1,348)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (45,511 and 20,692 shares, respectively)	47,894	19,834
Total Increase (Decrease) in Net Assets	42,080	21,003
Net Assets		
Beginning of Period	21,003	—
End of Period (Includes undistributed net investment income of $36 and $10, respectively)	$ 63,083	$21,003

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ (1,314)	$ 1,100
Net Realized Gain (Loss) on Investments	(196,859)	8,908
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(79,860)	(348,808)
Net Increase (Decrease) in Net Assets Resulting from Operations	(278,033)	(338,800)
Distributions to Shareholders from:		
Net Investment Income	(1,101)	(1,517)
Net Realized Gain on Investments	(24,420)	(310,659)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(25,521)	(312,176)
Fund Share Transactions		
Proceeds from Sale of 39,350 and 86,780 Shares	99,265	305,560
Proceeds from Shares Issued on Reinvestment of Distributions Paid (9,223 and 101,785 shares, respectively)	25,521	312,176
Payments for 68,530 and 92,520 Shares Redeemed	(169,033)	(320,897)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((19,957) and 96,045 shares, respectively)	(44,247)	296,839
Total Increase (Decrease) in Net Assets	(347,801)	(354,137)
Net Assets		
Beginning of Period	1,341,876	1,696,013
End of Period (Includes undistributed net investment income of $0 and $1,100, respectively)	$ 994,075	$1,341,876

International Growth Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 201	$ 6
Net Realized Gain (Loss) on Investments	(3,549)	(1,110)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(1,096)	(1,238)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,444)	(2,342)
Distributions to Shareholders from:		
Net Investment Income	(186)	—
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(186)	—
Fund Share Transactions		
Proceeds from Sale of 33,327 and 29,730 Shares	28,213	29,286
Proceeds from Shares Issued on Reinvestment of Distributions Paid (239 and 0 shares, respectively)	186	—
Payments for 18,478 and 50 Shares Redeemed	(15,296)	(44)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (15,088 and 29,680 shares, respectively)	13,103	29,242
Total Increase (Decrease) in Net Assets	8,473	26,900
Net Assets		
Beginning of Period	26,900	—
End of Period (Includes undistributed net investment income of ($5) and $0, respectively)	$ 35,373	$ 26,900

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 11,362	$ 14,894
Net Realized Gain (Loss) on Investments	(59,464)	(16,599)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(65,933)	(106,892)
Net Increase (Decrease) in Net Assets Resulting from Operations	(114,035)	(108,597)
Distributions to Shareholders from:		
Net Investment Income	(13,714)	(13,356)
Net Realized Gain on Investments	—	(67,555)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(13,714)	(80,911)
Fund Share Transactions		
Proceeds from Sale of 793,092 and 897,043 Shares	933,407	1,261,855
Proceeds from Shares Issued on Reinvestment of Distributions Paid (10,614 and 57,917 shares, respectively)	13,714	80,911
Payments for 821,108 and 883,476 Shares Redeemed	(972,683)	(1,246,462)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((17,402) and 71,484 shares, respectively)	(25,562)	96,304
Total Increase (Decrease) in Net Assets	(153,311)	(93,204)
Net Assets		
Beginning of Period	716,413	809,617
End of Period (Includes undistributed net investment income of $10,960 and $13,635, respectively)	$ 563,102	$ 716,413

Index 400 Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,963	$ 1,833
Net Realized Gain (Loss) on Investments	(1,450)	(2,974)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(38,914)	2,256
Net Increase (Decrease) in Net Assets Resulting from Operations	(38,401)	1,115
Distributions to Shareholders from:		
Net Investment Income	(1,830)	(21)
Net Realized Gain on Investments	—	(2,155)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,830)	(2,176)
Fund Share Transactions		
Proceeds from Sale of 74,689 and 77,185 Shares	80,833	84,032
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,547 and 1,962 shares, respectively)	1,830	2,176
Payments for 27,258 and 11,583 Shares Redeemed	(27,756)	(12,029)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (48,978 and 67,564 shares, respectively)	54,907	74,179
Total Increase (Decrease) in Net Assets	14,676	73,118
Net Assets		
Beginning of Period	210,734	137,616
End of Period (Includes undistributed net investment income of $1,961 and $1,833, respectively)	$225,410	$210,734

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 4,774	$ 7,118
Net Realized Gain (Loss) on Investments	(64,986)	(49,900)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(86,687)	(69,647)
Net Increase (Decrease) in Net Assets Resulting from Operations	(146,899)	(112,429)
Distributions to Shareholders from:		
Net Investment Income	(7,118)	(5,419)
Net Realized Gain on Investments	—	(25,531)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,118)	(30,950)
Fund Share Transactions		
Proceeds from Sale of 46,554 and 37,823 Shares	84,505	81,112
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,673 and 14,152 shares, respectively)	7,118	30,950
Payments for 46,693 and 20,655 Shares Redeemed	(82,763)	(42,921)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (3,534 and 31,320 shares, respectively)	8,860	69,141
Total Increase (Decrease) in Net Assets	(145,157)	(74,238)
Net Assets		
Beginning of Period	696,578	770,816
End of Period (Includes undistributed net investment income of $4,774 and $7,118, respectively)	$ 551,421	$ 696,578

J.P. Morgan Select Growth and Income Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 3,770	$ 4,120
Net Realized Gain (Loss) on Investments	(51,494)	(19,827)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(105,636)	(30,330)
Net Increase (Decrease) in Net Assets Resulting from Operations	(153,360)	(46,037)
Distributions to Shareholders from:		
Net Investment Income	(4,121)	(4,262)
Net Realized Gain on Investments	—	(15,376)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(4,121)	(19,638)
Fund Share Transactions		
Proceeds from Sale of 39,423 and 39,693 Shares	41,359	49,815
Proceeds from Shares Issued on Reinvestment of Distributions Paid (3,763 and 15,282 shares, respectively)	4,121	19,638
Payments for 71,491 and 28,597 Shares Redeemed	(70,727)	(35,087)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((28,305) and 26,378 shares, respectively)	(25,247)	34,366
Total Increase (Decrease) in Net Assets	(182,728)	(31,309)
Net Assets		
Beginning of Period	548,672	579,981
End of Period (Includes undistributed net investment income of $3,769 and $4,120, respectively)	$ 365,944	$548,672

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001 ** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 899	$ 171
Net Realized Gain (Loss) on Investments	(3,717)	(183)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(11,278)	270
Net Increase (Decrease) in Net Assets Resulting from Operations	(14,096)	258
Distributions to Shareholders from:		
Net Investment Income	(882)	(168)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(882)	(168)
Fund Share Transactions		
Proceeds from Sale of 58,893 and 42,542 Shares	50,973	41,341
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,153 and 174 shares, respectively)	882	168
Payments for 3,873 and 911 Shares Redeemed	(3,325)	(877)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (56,173 and 41,805 shares, respectively)	48,530	40,632
Total Increase (Decrease) in Net Assets	33,552	40,722
Net Assets		
Beginning of Period	40,722	—
End of Period (Includes undistributed net investment income of $17 and $3, respectively)	$ 74,274	$40,722

Index 500 Stock Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss).	$ 22,006	$ 21,311
Net Realized Gain (Loss) on Investments	7,557	32,819
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(432,104)	(302,274)
Net Increase (Decrease) in Net Assets Resulting from Operations	(402,541)	(248,144)
Distributions to Shareholders from:		
Net Investment Income	(21,302)	(24,105)
Net Realized Gain on Investments	(35,471)	(59,088)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(56,773)	(83,193)
Fund Share Transactions		
Proceeds from Sale of 69,220 and 47,523 Shares	173,178	142,837
Proceeds from Shares Issued on Reinvestment of Distributions Paid (21,521 and 26,836 shares, respectively)	56,773	83,193
Payments for 95,445 and 49,022 Shares Redeemed	(229,631)	(145,755)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((4,704) and 25,337 shares, respectively)	320	80,275
Total Increase (Decrease) in Net Assets	(458,994)	(251,062)
Net Assets		
Beginning of Period	1,821,875	2,072,937
End of Period (Includes undistributed net investment income of $21,934 and $21,311, respectively)	$1,362,881	$1,821,875

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

	For the Year Ended December 31, 2002	For the period July 31, 2001** through December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 1,408	$ 286
Net Realized Gain (Loss) on Investments	(4,624)	(202)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(3,891)	(94)
Net Increase (Decrease) in Net Assets Resulting from Operations	(7,107)	(10)
Distributions to Shareholders from:		
Net Investment Income	(1,415)	(284)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(1,415)	(284)
Fund Share Transactions		
Proceeds from Sale of 66,250 and 41,212 Shares	61,003	40,347
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,657 and 292 shares, respectively)	1,415	284
Payments for 7,491 and 229 Shares Redeemed	(6,752)	(221)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (60,416 and 41,275 shares, respectively)	55,666	40,410
Total Increase (Decrease) in Net Assets	47,144	40,116
Net Assets		
Beginning of Period	40,116	—
End of Period (Includes undistributed net investment income of ($2) and $2, respectively)	$87,260	$40,116

Balanced Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 85,457	$ 115,576
Net Realized Gain (Loss) on Investments	(37,341)	(11,248)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(273,763)	(207,767)
Net Increase (Decrease) in Net Assets Resulting from Operations	(225,647)	(103,439)
Distributions to Shareholders from:		
Net Investment Income	(106,128)	(127,987)
Net Realized Gain on Investments	—	(112,544)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(106,128)	(240,531)
Fund Share Transactions		
Proceeds from Sale of 100,999 and 44,213 Shares	173,165	82,145
Proceeds from Shares Issued on Reinvestment of Distributions Paid (61,452 and 129,457 shares, respectively)	106,128	240,531
Payments for 237,957 and 118,592 Shares Redeemed	(397,126)	(220,768)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions ((75,506) and 55,078 shares, respectively)	(117,833)	101,908
Total Increase (Decrease) in Net Assets	(449,608)	(242,062)
Net Assets		
Beginning of Period	3,011,137	3,253,199
End of Period (Includes undistributed net investment income of $85,237 and $105,732, respectively)	$2,561,529	$3,011,137

**Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 14,659	$ 15,629
Net Realized Gain (Loss) on Investments	(18,912)	(19,780)
Net Unrealized Appreciation (Depreciation) of Investments for the Period	(272)	10,959
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,525)	6,808
Distributions to Shareholders from:		
Net Investment Income	(14,697)	(15,601)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(14,697)	(15,601)
Fund Share Transactions		
Proceeds from Sale of 34,172 and 35,236 Shares	21,670	25,721
Proceeds from Shares Issued on Reinvestment of Distributions Paid (26,069 and 24,080 shares, respectively)	14,697	15,601
Payments for 43,587 and 31,719 Shares Redeemed	(27,262)	(23,066)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (16,654 and 27,597 shares, respectively)	9,105	18,256
Total Increase (Decrease) in Net Assets	(10,117)	9,463
Net Assets		
Beginning of Period	147,670	138,207
End of Period (Includes undistributed net investment income of $159 and $196, respectively)	$ 137,553	$147,670

Select Bond Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 24,237	$ 21,595
Net Realized Gain (Loss) on Investments	10,612	10,082
Net Unrealized Appreciation (Depreciation) of Investments for the Period	20,473	1,654
Net Increase (Decrease) in Net Assets Resulting from Operations	55,322	33,331
Distributions to Shareholders from:		
Net Investment Income	(21,737)	(19,294)
Net Realized Gain on Investments	(3,098)	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(24,835)	(19,294)
Fund Share Transactions		
Proceeds from Sale of 155,728 and 87,848 Shares	189,851	104,150
Proceeds from Shares Issued on Reinvestment of Distributions Paid (21,354 and 16,955 shares, respectively)	24,835	19,294
Payments for 54,469 and 20,005 Shares Redeemed	(66,561)	(23,753)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (122,613 and 84,798 shares, respectively)	148,125	99,691
Total Increase (Decrease) in Net Assets	178,612	113,728
Net Assets		
Beginning of Period	405,406	291,678
End of Period (Includes undistributed net investment income of $24,109 and $21,476, respectively)	$584,018	$405,406

The Accompanying Notes are an Integral Part of the Financial Statements.

Statement of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
	(in thousands)	
Changes in Net Assets		
Operations		
Net Investment Income (Loss)	$ 7,636	$ 15,878
Net Realized Gain (Loss) on Investments	—	—
Net Unrealized Appreciation (Depreciation) of Investments for the Period	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	7,636	15,878
Distributions to Shareholders from:		
Net Investment Income	(7,657)	(15,878)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(7,657)	(15,878)
Fund Share Transactions		
Proceeds from Sale of 1,171,850 and 1,720,066 Shares	1,171,850	1,720,084
Proceeds from Shares Issued on Reinvestment of Distributions Paid (7,657 and 15,879 shares, respectively)	7,657	15,879
Payments for 1,136,862 and 1,661,729 Shares Redeemed	(1,136,862)	(1,661,729)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (42,645 and 74,216 shares, respectively)	42,645	74,234
Total Increase (Decrease) in Net Assets	42,624	74,234
Net Assets		
Beginning of Period	458,689	384,455
End of Period (Includes undistributed net investment income of $0 and $0, respectively)	$ 501,313	$ 458,689

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	For the Period April 30, 1999* through December 31, 1999
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.79	$ 1.86	$ 1.79	$ 1.00
Income from Investment Operations:				
Net Investment Income	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.33)	(0.07)	0.13	0.85
Total from Investment Operations	(0.33)	(0.07)	0.13	0.85
Less Distributions:				
Distributions from Net Investment Income	—	—	—	—
Distributions from Realized Gains on Investments	—	—	(0.06)	(0.06)
Total Distributions	—	—	(0.06)	(0.06)
Net Asset Value, End of Period	$ 1.46	$ 1.79	$ 1.86	$ 1.79
Total Return†	(18.42%)	(3.76%)	6.71%	86.09%
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$254,880	$291,448	$250,314	$ 71,483
Ratio of Gross Expenses to Average Net Assets	0.60%	0.60%	0.67%	1.03%***
Ratio of Net Expenses to Average Net Assets	0.60%	0.60%	0.67%	1.00%***
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.26%)	0.17%	0.19%	(0.07%)***
Portfolio Turnover Rate	41.87%	70.58%	86.13%	70.72%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 1.02	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.07)	0.02
Total from Investment Operations	(0.06)	0.02
Less Distributions:		
Distributions from Net Investment Income	(0.01)	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	—
Net Asset Value, End of Period	$ 0.95	$ 1.02
Total Return†	(5.58%)	1.76%
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 63,083	$ 21,003
Ratio of Gross Expenses to Average Net Assets	1.02%	1.36%***
Ratio of Net Expenses to Average Net Assets	1.00%	1.00%***
Ratio of Net Investment Income (Losses) to Average Net Assets	0.54%	1.03%***
Portfolio Turnover Rate	28.26%	49.70%

* Portfolio commenced operations April 30, 1999.
** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.82	$ 4.47	$ 4.81	$ 3.46	$ 3.34
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.59)	(0.83)	0.29	1.48	0.24
Total from Investment Operations	(0.59)	(0.83)	0.29	1.48	0.24
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	(0.05)	(0.82)	(0.63)	(0.13)	(0.12)
Total Distributions	(0.05)	(0.82)	(0.63)	(0.13)	(0.12)
Net Asset Value, End of Period	$ 2.18	$ 2.82	$ 4.47	$ 4.81	$ 3.46
Total Return†	(21.15%)	(19.87%)	6.18%	43.78%	7.56%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$994,075	$1,341,876	$1,696,013	$1,485,311	$1,137,466
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.52%	0.51%	0.52%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.11%)	0.08%	0.09%	(0.02%)	0.04%
Portfolio Turnover Rate	43.37%	70.40%	63.18%	68.64%	50.43%

International Growth Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.91	$ 1.00
Income from Investment Operations:		
Net Investment Income	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.12)	(0.09)
Total from Investment Operations	(0.12)	(0.09)
Less Distributions:		
Distributions from Net Investment Income	—	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	—	—
Net Asset Value, End of Period	$ 0.79	$ 0.91
Total Return†	(12.34%)	(9.40%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 35,373	$ 26,900
Ratio of Gross Expenses to Average Net Assets	1.15%	1.25%***
Ratio of Net Expenses to Average Net Assets	1.10%	1.10%***
Ratio of Net Investment Income (Loss) to Average Net Assets	0.62%	0.05%***
Portfolio Turnover Rate	27.28%	18.45%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.26	$ 1.63	$ 1.78	$ 1.68	$ 1.69
Income from Investment Operations:					
Net Investment Income	0.02	0.02	0.02	0.03	0.05
Net Realized and Unrealized Gains (Losses) on Investments	(0.24)	(0.23)	(0.04)	0.33	0.04
Total from Investment Operations	(0.22)	(0.21)	(0.02)	0.36	0.09
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.03)	(0.04)	(0.05)	(0.04)
Distributions from Realized Gains on Investments	—	(0.13)	(0.09)	(0.21)	(0.06)
Total Distributions	(0.02)	(0.16)	(0.13)	(0.26)	(0.10)
Net Asset Value, End of Period	$ 1.02	$ 1.26	$ 1.63	$ 1.78	$ 1.68
Total Return†	(17.40%)	(14.00%)	(0.79%)	22.88%	4.82%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$563,102	$716,413	$809,617	$772,170	$671,106
Ratio of Gross Expenses to Average Net Assets	0.74%	0.74%	0.73%	0.74%	0.76%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.72%	1.99%	1.77%	2.62%	3.38%
Portfolio Turnover Rate	30.94%	34.52%	26.95%	38.37%	30.41%

Index 400 Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2002	2001	2000	For the Period April 30, 1999* through December 31, 1999
Selected Per Share Data				
Net Asset Value, Beginning of Period	$ 1.12	$ 1.14	$ 1.11	$ 1.00
Income from Investment Operations:				
Net Investment Income	0.01	—	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.17)	(0.01)	0.16	0.12
Total from Investment Operations	(0.16)	(0.01)	0.18	0.13
Less Distributions:				
Distributions from Net Investment Income	(0.01)	—	(0.02)	(0.01)
Distributions from Realized Gains on Investments	—	(0.01)	(0.13)	(0.01)
Total Distributions	(0.01)	(0.01)	(0.15)	(0.02)
Net Asset Value, End of Period	$ 0.95	$ 1.12	$ 1.14	$ 1.11
Total Return†	(14.54%)	(0.65%)	17.21%	12.83%
Ratios and Supplemental Data				
Net Assets, End of Period (in thousands)	$225,410	$210,734	$137,616	$ 59,644
Ratio of Gross Expenses to Average Net Assets	0.28%	0.31%	0.32%	0.46%***
Ratio of Net Expenses to Average Net Assets	0.28%	0.31%	0.32%	0.35%***
Ratio of Net Investment Income (Loss) to Average Net Assets	0.86%	1.06%	1.71%	1.69%***
Portfolio Turnover Rate	15.60%	19.06%	54.60%	26.51%

* Portfolio commenced operations April 30, 1999.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.03	$ 2.47	$ 2.66	$ 2.25	$ 1.81
Income from Investment Operations:					
Net Investment Income	0.01	0.02	0.03	0.03	0.02
Net Realized and Unrealized Gains (Losses) on Investments	(0.43)	(0.36)	(0.09)	0.47	0.46
Total from Investment Operations	(0.42)	(0.34)	(0.06)	0.50	0.48
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)
Distributions from Realized Gains on Investments	—	(0.08)	(0.11)	(0.06)	(0.02)
Total Distributions	(0.02)	(0.10)	(0.13)	(0.09)	(0.04)
Net Asset Value, End of Period	$ 1.59	$ 2.03	$ 2.47	$ 2.66	$ 2.25
Total Return†	(20.83%)	(14.22%)	(2.49%)	22.50%	26.69%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$551,421	$696,578	$770,816	$676,134	$421,282
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.43%	0.46%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.76%	1.01%	1.12%	1.22%	1.10%
Portfolio Turnover Rate	28.06%	27.98%	28.01%	27.26%	21.64%

J.P. Morgan Select Growth and Income Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.22	$ 1.37	$ 1.56	$ 1.62	$ 1.33
Income from Investment Operations:					
Net Investment Income	0.01	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.35)	(0.11)	(0.11)	0.12	0.29
Total from Investment Operations	(0.34)	(0.10)	(0.10)	0.13	0.30
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	(0.01)	—	(0.01)
Distributions from Realized Gains on Investments	—	(0.04)	(0.08)	(0.19)	—
Total Distributions	(0.01)	(0.05)	(0.09)	(0.19)	(0.01)
Net Asset Value, End of Period	$ 0.87	$ 1.22	$ 1.37	$ 1.56	$ 1.62
Total Return†	(28.20%)	(7.77%)	(6.97%)	7.47%	23.14%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$365,944	$548,672	$579,981	$ 661,552	$ 570,970
Ratio of Expenses to Average Net Assets	0.58%	0.58%	0.57%	0.57%	0.58%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.85%	0.75%	0.68%	0.80%	1.00%
Portfolio Turnover Rate	29.20%	44.37%	47.67%	106.93%	160.40%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.97	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.21)	(0.03)
Total from Investment Operations	(0.20)	(0.03)
Less Distributions:		
Distributions from Net Investment Income	(0.01)	—
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	—
Net Asset Value, End of Period	$ 0.76	$ 0.97
Total Return†	(21.24%)	(2.19%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 74,274	$ 40,722
Ratio of Gross Expenses to Average Net Assets	0.70%	0.90%***
Ratio of Net Expenses to Average Net Assets	0.70%	0.75%***
Ratio of Net Investment Income (Loss) to Average Net Assets	1.54%	1.32%***
Portfolio Turnover Rate	22.42%	18.98%

Index 500 Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.87	$ 3.41	$ 3.89	$ 3.29	$ 2.64
Income from Investment Operations:					
Net Investment Income	0.03	0.03	0.04	0.04	0.04
Net Realized and Unrealized Gains (Losses) on Investments	(0.64)	(0.43)	(0.37)	0.64	0.71
Total from Investment Operations	(0.61)	(0.40)	(0.33)	0.68	0.75
Less Distributions:					
Distributions from Net Investment Income	(0.03)	(0.04)	(0.04)	(0.03)	(0.04)
Distributions from Realized Gains on Investments	(0.06)	(0.10)	(0.11)	(0.05)	(0.06)
Total Distributions	(0.09)	(0.14)	(0.15)	(0.08)	(0.10)
Net Asset Value, End of Period	$ 2.17	$ 2.87	$ 3.41	$ 3.89	$ 3.29
Total Return†	(22.07%)	(11.88%)	(8.75%)	20.91%	28.72%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,362,881	$1,821,875	$2,072,937	$2,271,956	$1,690,680
Ratio of Expenses to Average Net Assets	0.21%	0.21%	0.20%	0.20%	0.21%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.40%	1.13%	1.08%	1.16%	1.40%
Portfolio Turnover Rate	6.55%	2.92%	6.47%	5.65%	3.03%

** Portfolio commenced operations July 31, 2001.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data		
Net Asset Value, Beginning of Period	$ 0.97	$ 1.00
Income from Investment Operations:		
Net Investment Income	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.11)	(0.03)
Total from Investment Operations	(0.10)	(0.02)
Less Distributions:		
Distributions from Net Investment Income	(0.01)	(0.01)
Distributions from Realized Gains on Investments	—	—
Total Distributions	(0.01)	(0.01)
Net Asset Value, End of Period	$ 0.86	$ 0.97
Total Return†	(10.26%)	(2.10%)
Ratios and Supplemental Data		
Net Assets, End of Period (in thousands)	$ 87,260	$ 40,116
Ratio of Gross Expenses to Average Net Assets	0.87%	0.92%***
Ratio of Net Expenses to Average Net Assets	0.75%	0.75%***
Ratio of Net Investment Income (Loss) to Average Net Assets	2.18%	2.19%***
Portfolio Turnover Rate	112.73%	55.88%

Balanced Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.82	$ 2.03	$ 2.22	$ 2.22	$ 1.99
Income from Investment Operations:					
Net Investment Income	0.06	0.08	0.08	0.07	0.07
Net Realized and Unrealized Gains (Losses) on Investments	(0.20)	(0.13)	(0.09)	0.17	0.29
Total from Investment Operations	(0.14)	(0.05)	(0.01)	0.24	0.36
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.08)	(0.07)	(0.07)	(0.07)
Distributions from Realized Gains on Investments	—	(0.08)	(0.11)	(0.17)	(0.06)
Total Distributions	(0.06)	(0.16)	(0.18)	(0.24)	(0.13)
Net Asset Value, End of Period	$ 1.62	$ 1.82	$ 2.03	$ 2.22	$ 2.22
Total Return†	(7.54%)	(3.15%)	(0.17%)	11.18%	18.88%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$2,561,529	$3,011,137	$3,253,199	$3,557,900	$3,282,071
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	3.08%	3.75%	3.47%	3.36%	3.48%
Portfolio Turnover Rate	53.12%	50.37%	24.36%	27.16%	44.18%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.65	$ 0.69	$ 0.82	$ 0.94	$ 1.06
Income from Investment Operations:					
Net Investment Income	0.07	0.08	0.09	0.11	0.10
Net Realized and Unrealized Gains (Losses) on Investments	(0.09)	(0.04)	(0.13)	(0.12)	(0.12)
Total from Investment Operations	(0.02)	0.04	(0.04)	(0.01)	(0.02)
Less Distributions:					
Distributions from Net Investment Income	(0.07)	(0.08)	(0.09)	(0.11)	(0.10)
Distributions from Realized Gains on Investments	—	—	—	—	—
Total Distributions	(0.07)	(0.08)	(0.09)	(0.11)	(0.10)
Net Asset Value, End of Period	$ 0.56	$ 0.65	$ 0.69	$ 0.82	$ 0.94
Total Return†	(2.89%)	5.03%	(4.60%)	(0.44%)	(1.84%)
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$137,553	$147,670	$ 138,207	$ 161,424	$ 184,782
Ratio of Gross Expenses to Average Net Assets	0.54%	0.53%	0.53%	0.50%	0.50%
Ratio of Net Expenses to Average Net Assets	0.54%	0.53%	0.52%	0.50%	0.50%
Ratio of Net Investment Income (Loss) to Average Net Assets	10.37%	10.48%	10.90%	11.15%	10.85%
Portfolio Turnover Rate	89.20%	96.41%	124.91%	139.87%	153.71%

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.20	$ 1.16	$ 1.13	$ 1.25	$ 1.26
Income from Investment Operations:					
Net Investment Income	0.05	0.06	0.08	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.09	0.05	0.03	(0.09)	—
Total from Investment Operations	0.14	0.11	0.11	(0.01)	0.08
Less Distributions:					
Distributions from Net Investment Income	(0.06)	(0.07)	(0.08)	(0.08)	(0.08)
Distributions from Realized Gains on Investments	(0.01)	—	—	(0.03)	(0.01)
Total Distributions	(0.07)	(0.07)	(0.08)	(0.11)	(0.09)
Net Asset Value, End of Period	$ 1.27	$ 1.20	$ 1.16	$ 1.13	$ 1.25
Total Return†	12.09%	10.37%	10.21%	(1.00%)	7.07%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$ 584,018	$ 405,406	$ 291,678	$286,493	$ 298,034
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	5.01%	6.15%	6.84%	6.56%	6.87%
Portfolio Turnover Rate	184.37%	151.27%	139.89%	76.65%	161.79%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2002	2001	2000	1999	1998
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.02	0.04	0.06	0.05	0.05
Total from Investment Operations	0.02	0.04	0.06	0.05	0.05
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.04)	(0.06)	(0.05)	(0.05)
Total Distributions	(0.02)	(0.04)	(0.06)	(0.05)	(0.05)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return†	1.65%	3.91%	6.28%	5.10%	5.43%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$501,313	$458,689	$384,455	$404,284	$291,464
Ratio of Gross Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Expenses to Average Net Assets	0.27%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income (Loss) to Average Net Assets	1.63%	3.76%	6.08%	4.99%	5.26%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

December 31, 2002

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund") is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

Note 2 — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are valued at the final sale price, or final bid price in absence of a sale. Stocks not listed on a national or foreign stock exchange are valued at the closing bid price on the over-the-counter market. Stocks for which current market quotations are not readily available are valued at fair value determined by procedures approved by the Board of Directors. The fair value procedure is used if a significant event that is likely to have affected the value of the securities takes place after the time of the most recent market quotations or the market quotations for other reasons do not reflect information material to the value of those securities. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional size trading units of bonds. Money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days but generally not exceeding one year are valued by marking to market on the basis of an average of the most recent bid prices or yields. Money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market. When quotations for bonds or money market instruments are not readily available, these securities are valued at fair value determined by procedures approved by the Board of Directors.

Note 4 — Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated in U.S. dollar amounts on the respective dates of such transactions. When the International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio purchases or sells a foreign security they may enter into a foreign exchange currency contract to minimize market risk from the trade date to the settlement date of such transaction. Such foreign exchange currency contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts valued at the contractual forward rate are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is incurred. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, and the differences between the amounts of dividends and foreign withholding taxes recorded on a Portfolio's books, and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities. The Small Cap Growth Stock,

Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin", are recorded by the Portfolios as unrealized gains or losses. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

For Federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 6 — The Series Fund has a securities lending program that enables each Portfolio, except the Money Market Portfolio, to loan securities to approved broker-dealers. The Portfolio receives cash (U.S. currency), U.S. Government or U.S. Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the Portfolio to earn interest in accordance with the Portfolio's investment policies. The collateral received under the securities lending program is recorded on the Portfolio's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is recorded as income for the Portfolio. All collateral received will be in an amount at least equal to 102% (for loans of U.S. securities) or 105% (for non-U.S. securities) of the market value of the loaned securities at the inception of each loan. Thereafter, each loan must be continuously secured by collateral at least equal at all times to the value of the securities lent. In addition, the Portfolio is entitled to terminate any securities loan at any time. As of December 31, 2002, the value of outstanding securities on loan and the value of collateral amounted to the following:

	Value of Securities on Loan	Value of Collateral
Balanced	$59,351,321	$61,267,250
Select Bond	35,968,870	37,117,875

As of December 31, 2002, collateral received for securities on loan is invested in money market instruments and included in Investments on the Portfolio's Statement of Assets and Liabilities.

Note 7 — Interest income is recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issuers is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the year ended December 31, 2002, transactions in securities other than money market investments were:

Portfolios	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
		(Amounts in thousands)		
Small Cap Growth Stock	$ 152,502		$ 103,166	
T. Rowe Price Small Cap Value	60,082		13,541	
Aggressive Growth Stock	452,368		499,231	
International Growth Stock	21,474		8,468	
Franklin Templeton International Equity	190,692		193,661	
Index 400 Stock	86,735		33,731	
Growth Stock	221,300		160,997	
J.P. Morgan Select Growth & Income Stock	127,298		145,565	
Capital Guardian Domestic Equity	61,139		12,419	
Index 500 Stock	101,729		135,299	
Asset Allocation	102,857	$ 30,207	57,769	$ 22,123
Balanced	1,256,969	620,109	1,373,782	762,494
High Yield Bond	126,591		116,400	
Select Bond	947,579	654,076	779,918	520,550

Note 8 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Each Portfolio pays at an annual rate based on the average daily net asset values of each Portfolio. For the T. Rowe Price Small Cap Value Portfolio the rate is .85%, for the Index 500 Stock Portfolio the rate is .20%, for the Index 400 Stock Portfolio the rate is .25%, and for the Balanced, Select Bond and Money Market Portfolios the rate is .30%. For the other Portfolios the rate for the investment advisory fee is graded by the asset size of the Portfolio according to the following schedule:

Portfolios	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
J.P. Morgan Select Growth & Income Stock	.70%	.60%	.55%
High Yield Bond	.60%	.50%	.40%

Portfolios	First $100 Million	Next $150 Million	Excess
International Growth Stock	.75%	.65%	.55%
Capital Guardian Domestic Equity	.65%	.55%	.50%
Asset Allocation	.60%	.50%	.40%

These amounts are paid to Mason Street Advisors, a wholly owned subsidiary of Northwestern Mutual, which is the manager and investment adviser of the Series Fund. Northwestern Mutual is also a party to the agreement. Other costs for each Portfolio are paid either by the Portfolios, Northwestern Mutual, or Mason Street Advisors depending upon the applicable agreement in place.

The Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, and High Yield Bond Portfolio pay their own custodian fees. In addition, certain Portfolios pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. The Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the year ended December 31, 2002, the amounts paid through expense offset arrangements are $4,015 in the Small Cap Growth Stock Portfolio, $1,460 in the T. Rowe Price Small Cap Value Portfolio, $4,745 in the Aggressive Growth Stock Portfolio, $3,650 in the Index 400 Stock Portfolio, $3,285 in the Growth Stock Portfolio, $2,555 in the J.P. Morgan Select Growth & Income Stock Portfolio, $730 in the Capital Guardian Domestic Equity Portfolio, $4,356 in the Index 500 Stock Portfolio, $1,095 in the Asset Allocation Portfolio, and $1,460 in the High Yield Bond Portfolio.

J.P. Morgan Fleming Asset Management, ("J.P. Morgan"), Templeton Investment Counsel, Inc. ("Templeton Counsel"), T. Rowe Price Associates, Inc. ("T. Rowe Price") and Capital Guardian Trust Company ("Capital Guardian") have been retained under investment subadvisory agreements to provide investment advice and, in general, to conduct the management investment program of the J.P. Morgan Select Growth & Income Stock Portfolio, the Franklin Templeton International Equity Portfolio, the T. Rowe Price Small Cap Value Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. Mason Street Advisors pays J.P. Morgan .45% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by J.P. Morgan, .40% on the next $100 million, .35% on the next $200 million and .30% in excess of $400 million. Mason Street Advisors pays Templeton Counsel .50% on the first $100 million of combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. Mason Street Advisors pays T. Rowe Price an annual rate of .60% of the Portfolio's average daily net assets. Mason Street Advisors pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million.

The Small Cap Growth Stock, T. Rowe Small Cap Value, and Aggressive Growth Stock Portfolios paid commissions on Fund transactions to an affiliated broker in the amounts of $11,428, $845, and $180,690, respectively, for the year ended December 31, 2002.

Note 9 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios may differ from book amounts earned during the period due to differences in the timing of capital recognition and due to the reclassification of certain gains or losses between capital and income. The differences between cost amounts for book purposes and tax purposes are primarily due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the statements of assets and liabilities.

Certain losses incurred by the Portfolios after October 31st are deferred and deemed to have occurred in the next fiscal year for income tax purposes. Net realized capital losses for Federal income tax purposes are carried forward to offset future net realized gains. A summary of the Portfolios' post October losses and capital loss carryovers as of December 31, 2002 is provided below:

Portfolio	Post October Losses	Capital Loss Carryovers	
	Capital	Amount	Expiration
	(Amounts in Thousands)		
Small Cap Growth Stock	$ —	$ 41,724	2009–2010
T. Rowe Price Small Cap Value	140	98	2010
Aggressive Growth Stock	10,137	192,312	2010
International Growth Stock	620	3,805	2009–2010
Franklin Templeton International Equity	—	73,668	2009–2010
Index 400 Stock	142	2,153	2009-2010
Growth Stock	1,983	115,629	2009–2010
J.P. Morgan Select Growth & Income Stock	4,543	73,258	2009–2010
Capital Guardian Domestic Equity	1,186	2,410	2009–2010
Index 500 Stock	—	—	—
Asset Allocation	289	4,396	2009–2010
Balanced	—	50,014	2009–2010
High Yield Bond	6,888	77,164	2006–2010
Select Bond	251	—	—
Money Market	—	—	—

Note 10 — Dividends from net investment income and net realized capital gains are declared at least annually for the Small Cap Growth Stock, T. Rowe Price Small Cap Value, Aggressive Growth Stock, International Growth Stock, Franklin Templeton International Equity, Index 400 Stock, Growth Stock, J.P. Morgan Select Growth & Income Stock, Capital Guardian Domestic Equity, Index 500 Stock, Asset Allocation, Balanced, High Yield Bond and Select Bond Portfolios and each business day for the Money Market Portfolio.

Note 11 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity and International Growth Stock Portfolios for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolios. The amounts reimbursed represent approximately 65% of the foreign dividend taxes withheld from the Portfolios. Reimbursements are recorded when foreign dividend taxes are accrued. Voluntary reimbursements amounted to $1,045,186 and $1,296,498 for the Franklin Templeton International Equity Portfolio and $41,412 and $0 for the International Growth Stock Portfolio for the years ended December 31, 2002 and December 31, 2001, respectively.

Note 12

Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the years ended December 31, 2002 and 2001was as follows:

Portfolio	2002 Distributions Paid From:		2001 Distributions Paid From:	
	Ordinary Income	Long-term Capital Gain	Ordinary Income	Long-term Capital Gain
	(Amounts in Thousands)			
Small Cap Growth Stock	$ 432	$ —	$ 24	$ —
T. Rowe Price Small Cap Value	337	13	51	—
Aggressive Growth Stock	1,101	24,420	1,517	310,659
International Growth Stock	186	—	—	—
Franklin Templeton International Equity	13,714	—	26,699	54,212
Index 400 Stock	1,830	—	969	1,207
Growth Stock	7,118	—	5,419	25,531
J.P. Morgan Select Growth & Income Stock	4,121	—	7,206	12,432
Capital Guardian Domestic Equity	882	—	168	—
Index 500 Stock	21,302	35,471	24,105	59,088
Asset Allocation	1,415	—	284	—
Balanced	106,128	—	127,987	112,544
High Yield Bond	14,697	—	15,601	—
Select Bond	24,835	—	19,294	—
Money Market	7,657	—	15,878	—

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains	Accumulated Losses	Unrealized Appreciation (Depreciation)*
	(Amounts in Thousands)			
Small Cap Growth Stock	$ —	$ —	$ (41,724)	$ (20,305)
T. Rowe Price Small Cap Value	—	—	(238)	(4,365)
Aggressive Growth Stock	—	—	(202,449)	(54,532)
International Growth Stock	2	—	(4,425)	(2,539)
Franklin Templeton International Equity	11,039	—	(73,668)	(120,368)
Index 400 Stock	1,934	—	(2,295)	(35,162)
Growth Stock	4,774	—	(117,612)	1,336
J.P. Morgan Select Growth & Income Stock	3,770	—	(77,801)	(132,978)
Capital Guardian Domestic Equity	14	—	(3,596)	(11,303)
Index 500 Stock	21,914	8,036	—	22,106
Asset Allocation	4	—	(4,685)	(4,135)
Balanced	85,974	—	(50,014)	345,940
High Yield Bond	364	—	(84,052)	(10,373)
Select Bond	38,274	—	(251)	7,895
Money Market	—	—	—	—

* Differs from disclosures on Schedules of Investments due primarily to timing of recognition of certain gains and losses for tax purposes.

Note 13 — Effective January 31st, 2003 the J.P. Morgan Select Growth and Income Stock Portfolio will experience name and manager changes. The Large Cap Core Stock Fund, formerly known as the J.P. Morgan Select Growth and Income Stock Portfolio, will be managed by Mason Street Advisors, LLC. The management fee will be decreased effective with the change in investment advisers. Effective January 31, 2003, the management fee will be calculated at an annual rate of 0.60% on the first $50 million in net assets, 0.50% on the next $50 million in net assets and 0.40% on net assets greater than $100 million. The annual fee will be based on the average daily net assets and payable on a monthly basis.



Report of Independent Accountants

To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account C

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in equity and the financial highlights present fairly, in all material respects, the financial position of NML Variable Annuity Account C and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Stock Division, Franklin Templeton International Equity Division, Index 400 Stock Division, Growth Stock Division, J.P. Morgan Select Growth and Income Stock Division, Capital Guardian Domestic Equity Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Core Bond Division, and Russell Real Estate Securities Division at December 31, 2002, and the results of each of their operations, the changes in each of their equity and their financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of securities owned at December 31, 2002 with Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 30, 2003

NML Variable Annuity Account C

Statement of Assets and Liabilities
December 31, 2002
(in thousands)

Assets		
Investments at Market Value:		
Northwestern Mutual Series Fund, Inc.		
Small Cap Growth Stock		
11,605 shares (cost $21,588)	$16,885	
T. Rowe Price Small Cap Value		
476 shares (cost $493)	454	
Aggressive Growth Stock		
32,817 shares (cost $112,089)	71,638	
International Growth Stock		
73 shares (cost $68)	58	
Franklin Templeton International Equity		
34,186 shares (cost $44,997)	35,006	
Index 400 Stock		
15,253 shares (cost $17,298)	14,520	
Growth Stock		
14,018 shares (cost $31,269)	22,261	
J.P. Morgan Select Growth and Income Stock		
15,981 shares (cost $22,258)	13,872	
Capital Guardian Domestic Equity		
765 shares (cost $646)	580	
Index 500 Stock		
35,907 shares (cost $97,006)	77,810	
Asset Allocation		
1,738 shares (cost $1,612)	1,491	
Balanced		
50,686 shares (cost $95,393)	82,213	
High Yield Bond		
6,917 shares (cost $4,705)	3,894	
Select Bond		
15,390 shares (cost $18,303)	19,561	
Money Market		
10,973 shares (cost $10,973)	10,973	
Russell Insurance Funds		
Multi-Style Equity		
83 shares (cost $1,140)	751	
Aggressive Equity		
57 shares (cost $688)	527	
Non-U.S.		
73 shares (cost $800)	527	
Core Bond		
77 shares (cost $796)	804	
Real Estate Securities		
910 shares (cost $9,865)	9,566	$383,391
Due from Northwestern Mutual Life Insurance Company		67
Total Assets		$383,458
Liabilities		
Due to Northwestern Mutual Life Insurance Company		$ 6
Total Liabilities		6
Equity (Note 8)		
Group Variable Annuity Contracts Issued:		
Before December 17, 1981 or between April 30, 1984 and December 31, 1991		287,155
After December 16, 1981 and Prior to May 1, 1984		2,947
After December 31, 1991 — Front Load Version		20,761
After December 31, 1991 — Simplified Load Version		72,589
Total Equity		383,452
Total Liabilities and Equity		$383,458

The Accompanying Notes are an Integral Part of the Financial Statements.

NML Variable Annuity Account C

Statements of Operations

(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#		Aggressive Growth Stock Division		International Growth Stock Division#		Franklin Templeton International Equity Division		Index 400 Stock Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$ 9,117	$ 54,521	$ 32	$ 2	$ 2	$—	$ 90	$ 27,284	$ —	$—	$ 906	$ 5,914	$ 140	$ 194
Annuity Rate and Expense Guarantees	(1,432)	(2,007)	(25)	(28)	(5)	—	(231)	(358)	—	—	(78)	(121)	(20)	(19)
Net Investment Income (Loss)	7,685	52,514	7	(26)	(3)	—	(141)	26,926	—	—	828	5,793	120	175
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	(35,241)	8,705	(1,245)	(886)	(27)	—	(10,519)	511	(42)	—	(8,378)	(6,258)	(823)	(575)
Unrealized Appreciation (Depreciation) of Investments During the Period	(58,211)	(133,527)	(2,995)	(14)	(44)	5	(11,735)	(58,412)	(8)	(2)	(496)	(8,375)	(2,160)	275
Net Gain (Loss) on Investments	(93,452)	(124,822)	(4,240)	(900)	(71)	5	(22,254)	(57,901)	(50)	(2)	(8,874)	(14,633)	(2,983)	(300)
Increase (Decrease) in Equity Derived from Investment Activity	$(85,767)	$ (72,308)	$(4,233)	$(926)	$(74)	$ 5	$(22,395)	$(30,975)	$(50)	$ (2)	$(8,046)	$ (8,840)	$(2,863)	$(125)

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
Statements of Operations
(in thousands)

(continued)	Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division		Capital Guardian Domestic Equity Division#		Index 500 Stock Division		Asset Allocation Division#		Balanced Division		High Yield Bond Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$ 330	$ 1,614	$ 180	$ 957	$ 7	$—	$ 1,468	$ 6,550	$ 24	$—	$ 3,922	$ 9,705	$ 415	$487
Annuity Rate and Expense Guarantees	(77)	(111)	(78)	(124)	(3)	—	(259)	(420)	(8)	—	(356)	(497)	(15)	(22)
Net Investment Income (Loss)	253	1,503	102	833	4	—	1,209	6,130	16	—	3,566	9,208	400	465
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	(2,757)	777	(3,735)	(545)	(8)	—	(2,524)	12,916	(23)	—	(5,135)	3,486	(278)	(737)
Unrealized Appreciation (Depreciation) of Investments During the Period	(4,172)	(8,402)	(3,096)	(2,643)	(72)	6	(26,051)	(39,298)	(121)	—	(7,102)	(17,384)	(267)	448
Net Gain (Loss) on Investments	(6,929)	(7,625)	(6,831)	(3,188)	(80)	6	(28,575)	(26,382)	(144)	—	(12,237)	(13,898)	(545)	(289)
Increase (Decrease) in Equity Derived from Investment Activity	$(6,676)	$(6,122)	$(6,729)	$(2,355)	$(76)	$ 6	$(27,366)	$(20,252)	$(128)	$—	$(8,671)	$(4,690)	$(145)	$176

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

Statements of Operations

(in thousands)

(continued)	Select Bond Division		Money Market Division		Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non-U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Investment Income														
Dividend Income	$ 863	$ 911	$221	$523	$ 7	$ 37	$ —	$ 1	$ 9	$ 4	$20	$48	$481	$290
Annuity Rate and Expense Guarantees	(93)	(99)	(144)	(163)	(10)	(14)	(7)	(7)	(6)	(8)	(6)	(7)	(11)	(9)
Net Investment Income (Loss)	770	812	77	360	(3)	23	(7)	(6)	3	(4)	14	41	470	281
Realized and Unrealized Gain (Loss) on Investments														
Realized Gain (Loss) on Investments	541	32	—	—	(274)	(120)	(35)	(17)	(107)	(33)	27	14	101	140
Unrealized Appreciation (Depreciation) of Investments During the Period	617	578	—	—	(26)	(144)	(93)	9	13	(158)	11	(12)	(414)	(4)
Net Gain (Loss) on Investments	1,158	610	—	—	(300)	(264)	(128)	(8)	(94)	(191)	38	2	(313)	136
Increase (Decrease) in Equity Derived from Investment Activity	$1,928	$1,422	$ 77	$360	$(303)	$(241)	$(135)	$(14)	$(91)	$(195)	$52	$43	$157	$417

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
Statements of Changes in Equity
(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#		Aggressive Growth Stock Division		International Growth Stock Division#		Franklin Templeton International Equity Division		Index 400 Stock Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations														
Net Investment Income (Loss)	$ 7,685	$ 52,514	$ 7	$ (26)	$ (3)	$ —	$ (141)	$ 26,926	$ —	$—	$ 828	$ 5,793	$ 120	$ 175
Net Realized Gain (Loss)	(35,241)	8,705	(1,245)	(886)	(27)	—	(10,519)	511	(42)	—	(8,378)	(6,258)	(823)	(575)
Net Change in Unrealized														
Appreciation (Depreciation)	(58,211)	(133,527)	(2,995)	(14)	(44)	5	(11,735)	(58,412)	(8)	(2)	(496)	(8,375)	(2,160)	275
Increase (Decrease) in Equity	(85,767)	(72,308)	(4,233)	(926)	(74)	5	(22,395)	(30,975)	(50)	(2)	(8,046)	(8,840)	(2,863)	(125)
Equity Transactions														
Contract Owners' Net Payments	78,994	90,774	3,161	3,160	96	94	9,670	13,427	67	11	30,003	27,273	2,788	3,343
Annuity Payments	(58)	(64)	—	—	—	—	—	(3)	—	—	(2)	(2)	(1)	—
Surrenders and Other (net)	(160,876)	(140,073)	(3,415)	(3,044)	(78)	—	(23,497)	(23,656)	(10)	—	(39,024)	(32,422)	(3,440)	(2,104)
Transfers from Other Divisions or Sponsor	49,213	55,326	3,066	4,837	592	66	2,021	4,001	159	29	6,265	2,545	2,998	6,318
Transfers to Other Divisions or Sponsor	(50,870)	(53,674)	(2,791)	(2,967)	(247)	—	(6,377)	(7,931)	(145)	—	(3,090)	(5,144)	(1,810)	(1,982)
Increase (Decrease) in Equity Derived from Equity Transactions	(83,597)	(47,711)	21	1,986	363	160	(18,183)	(14,162)	71	40	(5,848)	(7,750)	535	5,575
Net Increase (Decrease) in Equity	(169,364)	(120,019)	(4,212)	1,060	289	165	(40,578)	(45,137)	21	38	(13,894)	(16,590)	(2,328)	5,450
Equity														
Beginning of Period	552,816	672,835	21,098	20,038	165	—	112,232	157,369	38	—	48,902	65,492	16,849	11,399
End of Period	$ 383,452	$ 552,816	$ 16,886	$21,098	$ 454	$165	$ 71,654	$112,232	$ 59	$38	$35,008	$48,902	$14,521	$16,849

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
Statements of Changes in Equity
(in thousands)

(continued)	Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division		Capital Guardian Domestic Equity Division#		Index 500 Stock Division		Asset Allocation Division#		Balanced Division		High Yield Bond Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Period Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations														
Net Investment Income (Loss)	$ 253	$ 1,503	$ 102	$ 833	$ 4	$ —	$ 1,209	$ 6,130	$ 16	$—	$ 3,566	$ 9,208	$ 400	$ 465
Net Realized Gain (Loss)	(2,757)	777	(3,735)	(545)	(8)	—	(2,524)	12,916	(23)	—	(5,135)	3,486	(278)	(737)
Net Change in Unrealized Appreciation (Depreciation)	(4,172)	(8,402)	(3,096)	(2,643)	(72)	6	(26,051)	(39,298)	(121)	—	(7,102)	(17,384)	(267)	448
Increase (Decrease) in Equity	(6,676)	(6,122)	(6,729)	(2,355)	(76)	6	(27,366)	(20,252)	(128)	—	(8,671)	(4,690)	(145)	176
Equity Transactions														
Contract Owners' Net Payments	3,727	4,918	2,377	3,353	62	103	10,129	15,810	185	15	6,606	8,917	531	1,643
Annuity Payments	(3)	(4)	—	—	—	—	(3)	(4)	(10)	—	(26)	(28)	(1)	(1)
Surrenders and Other (net)	(6,378)	(6,927)	(5,579)	(5,302)	(55)	—	(31,783)	(31,233)	(9)	—	(24,451)	(18,268)	(1,020)	(2,091)
Transfers from Other Divisions or Sponsor	2,570	2,504	973	2,133	509	102	1,762	4,024	1,406	31	4,001	3,462	709	2,647
Transfers to Other Divisions or Sponsor	(3,995)	(4,049)	(2,644)	(2,079)	(67)	—	(6,390)	(10,254)	—	—	(11,207)	(9,430)	(763)	(2,030)
Increase (Decrease) in Equity Derived from Equity Transactions	(4,079)	(3,558)	(4,873)	(1,895)	449	205	(26,285)	(21,657)	1,572	46	(25,077)	(15,347)	(544)	168
Net Increase (Decrease) in Equity	(10,755)	(9,680)	(11,602)	(4,250)	373	211	(53,651)	(41,909)	1,444	46	(33,748)	(20,037)	(689)	344
Equity														
Beginning of Period	33,016	42,696	25,473	29,723	211	—	131,489	173,398	46	—	115,972	136,009	4,583	4,239
End of Period	$ 22,261	$33,016	$ 13,871	$25,473	$584	$211	$ 77,838	$131,489	$1,490	$46	$ 82,224	$115,972	$ 3,894	$ 4,583

The initial investment in this Division was made on July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

Statements of Changes in Equity

(in thousands)

(continued)	Select Bond Division		Money Market Division		Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non - U.S. Division		Russell Core Bond Division		Russell Real Estate Securities Division	
	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2001
Operations														
Net Investment Income (Loss)	$ 770	$ 812	$ 77	$ 360	$ (3)	$ 23	$ (7)	$ (6)	$ 3	$ (4)	$ 14	$ 41	$ 470	$ 281
Net Realized Gain (Loss)	541	32	—	—	(274)	(120)	(35)	(17)	(107)	(33)	27	14	101	140
Net Change in Unrealized Appreciation (Depreciation)	617	578	—	—	(26)	(144)	(93)	9	13	(158)	11	(12)	(414)	(4)
Increase (Decrease) in Equity	1,928	1,422	77	360	(303)	(241)	(135)	(14)	(91)	(195)	52	43	157	417
Equity Transactions														
Contract Owners' Net Payments	2,853	2,126	4,425	4,807	312	228	92	120	85	114	100	67	1,725	1,245
Annuity Payments	(6)	(5)	(5)	(17)	—	—	—	—	—	—	—	—	(1)	—
Surrenders and Other (net)	(5,251)	(3,607)	(13,638)	(10,053)	(345)	(119)	(145)	(72)	(147)	(86)	(121)	(8)	(2,490)	(1,081)
Transfers from Other Divisions or Sponsor	6,188	5,722	10,654	12,104	90	61	67	84	109	21	401	253	4,673	4,382
Transfers to Other Divisions or Sponsor	(3,530)	(2,306)	(5,725)	(4,118)	(406)	(271)	(62)	(51)	(101)	—	(422)	(48)	(1,098)	(1,014)
Increase (Decrease) in Equity Derived from Equity Transactions	254	1,930	(4,289)	2,723	(349)	(101)	(48)	81	(54)	49	(42)	264	2,809	3,532
Net Increase (Decrease) in Equity	2,182	3,352	(4,212)	3,083	(652)	(342)	(183)	67	(145)	(146)	10	307	2,966	3,949
Equity														
Beginning of Period	17,379	14,027	15,185	12,102	1,403	1,745	710	643	672	818	793	486	6,600	2,651
End of Period	$19,561	$17,379	$10,973	$15,185	$ 751	$1,403	$527	$710	$ 527	$ 672	$ 803	$793	$ 9,566	$ 6,600

The Accompanying Notes are an Integral Part of the Financial Statements

Financial Highlights

NML Variable Annuity Account C

(For a unit outstanding during the period)

Division	Unit Value, Lowest to Highest	Dividend Income as a % of Average Net Assets	Expense Ratio, Lowest to Highest	Total Return (2), Lowest to Highest
Small Cap Growth Stock				
Year Ended 12/31/02	$1.489185 to $ 15.591407	0.16%	0.00% to 1.25%	(19.44%) to (18.42%)
Year Ended 12/31/01	$1.848493 to $ 19.112629	0.01%	0.00% to 1.25%	(4.97%) to (3.76%)
T. Rowe Price Small Cap Value (1)				
Year Ended 12/31/02	$0.943905 to $ 9.607906	0.49%	0.00% to 1.25%	(6.75%) to (5.58%)
Period Ended 12/31/01	$1.012260 to $ 10.175772	0.38%	0.00% to 1.25%	1.23% to 1.76%
Aggressive Growth Stock				
Year Ended 12/31/02	$2.360410 to $ 38.441232	0.10%	0.00% to 1.25%	(22.13%) to (21.15%)
Year Ended 12/31/01	$3.013165 to $ 48.753408	22.56%	0.00% to 1.25%	(20.88%) to (19.87%)
International Growth Stock (1)				
Year Ended 12/31/02	$0.780276 to $ 7.942434	0.27%	0.00% to 1.25%	(13.42%) to (12.34%)
Period Ended 12/31/01	$0.901258 to $ 9.060000	0.00%	0.00% to 1.25%	(9.87%) to (9.40%)
Franklin Templeton International Equity				
Year Ended 12/31/02	$1.559571 to $ 1.759773	2.11%	0.00% to 1.25%	(18.43%) to (17.40%)
Year Ended 12/31/01	$1.911919 to $ 2.130553	10.95%	0.00% to 1.25%	(15.07%) to (14.00%)
Index 400 Stock				
Year Ended 12/31/02	$1.072428 to $ 11.227976	0.84%	0.00% to 1.25%	(15.60%) to (14.54%)
Year Ended 12/31/01	$1.270690 to $ 13.138452	1.30%	0.00% to 1.25%	(1.90%) to (0.65%)
Growth Stock				
Year Ended 12/31/02	$1.921805 to $ 21.414901	1.20%	0.00% to 1.25%	(21.81%) to (20.83%)
Year Ended 12/31/01	$2.458020 to $ 27.049526	4.53%	0.00% to 1.25%	(15.29%) to (14.22%)
J.P. Morgan Select Growth and Income Stock				
Year Ended 12/31/02	$1.500218 to $ 16.717038	0.97%	0.00% to 1.25%	(29.09%) to (28.20%)
Year Ended 12/31/01	$2.115675 to $ 23.281928	3.63%	0.00% to 1.25%	(8.92%) to (7.77%)
Capital Guardian Domestic Equity (1)				
Year Ended 12/31/02	$0.756787 to $ 7.703469	2.12%	0.00% to 1.25%	(22.22%) to (21.24%)
Period Ended 12/31/01	$0.973004 to $ 9.781208	0.71%	0.00% to 1.25%	(2.70%) to (2.19%)
Index 500 Stock				
Year Ended 12/31/02	$2.420098 to $ 35.246385	1.44%	0.00% to 1.25%	(23.04%) to (22.07%)
Year Ended 12/31/01	$3.125796 to $ 45.228886	4.54%	0.00% to 1.25%	(12.98%) to (11.88%)
Asset Allocation (1)				
Year Ended 12/31/02	$0.863125 to $ 8.785751	2.61%	0.00% to 1.25%	(11.37%) to (10.26%)
Period Ended 12/31/01	$0.973862 to $ 9.789803	0.72%	0.00% to 1.25%	(2.61%) to (2.10%)
Balanced				
Year Ended 12/31/02	$2.209502 to $ 84.486469	4.05%	0.00% to 1.25%	(8.68%) to (7.54%)
Year Ended 12/31/01	$2.405185 to $ 91.372736	7.91%	0.00% to 1.25%	(4.36%) to (3.15%)
High Yield Bond				
Year Ended 12/31/02	$1.424293 to $ 15.870922	10.23%	0.00% to 1.25%	(4.10%) to (2.89%)
Year Ended 12/31/01	$1.485164 to $ 16.343831	10.11%	0.00% to 1.25%	3.72% to 5.03%
Select Bond				
Year Ended 12/31/02	$2.084184 to $121.279762	4.77%	0.00% to 1.25%	10.70% to 12.09%
Year Ended 12/31/01	$1.871532 to $108.200259	5.60%	0.00% to 1.25%	8.99% to 10.37%
Money Market				
Year Ended 12/31/02	$1.504462 to $ 34.132616	1.66%	0.00% to 1.25%	0.39% to 1.65%
Year Ended 12/31/01	$1.489628 to $ 33.577318	3.74%	0.00% to 1.25%	2.62% to 3.92%
Russell Multi-Style Equity				
Year Ended 12/31/02	$0.594202 to $ 6.221208	0.62%	0.00% to 1.25%	(24.14%) to (23.19%)
Year Ended 12/31/01	$0.783335 to $ 8.099453	2.58%	0.00% to 1.25%	(15.28%) to (14.21%)
Russell Aggressive Equity				
Year Ended 12/31/02	$0.831686 to $ 8.707578	0.00%	0.00% to 1.25%	(20.06%) to (19.06%)
Year Ended 12/31/01	$1.040412 to $ 10.757522	0.11%	0.00% to 1.25%	(3.58%) to (2.36%)
Russell Non-U.S.				
Year Ended 12/31/02	$0.677755 to $ 7.095865	1.62%	0.00% to 1.25%	(16.20%) to (15.15%)
Year Ended 12/31/01	$0.808779 to $ 8.362558	0.59%	0.00% to 1.25%	(23.00%) to (22.03%)
Russell Core Bond				
Year Ended 12/31/02	$1.217720 to $ 12.748590	2.91%	0.00% to 1.25%	7.49% to 8.84%
Year Ended 12/31/01	$1.132872 to $ 11.713217	6.24%	0.00% to 1.25%	6.07% to 7.41%
Russell Real Estate Securities				
Year Ended 12/31/02	$1.261665 to $ 13.208871	5.22%	0.00% to 1.25%	2.51% to 3.80%
Year Ended 12/31/01	$1.230726 to $ 12.725061	5.28%	0.00% to 1.25%	6.49% to 7.84%

(1) Portfolio commenced operations on July 31, 2001.
(2) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

December 31, 2002

Note 1 — NML Variable Annuity Account C (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4½% of purchase payments and Simplified Load contracts with an installment fee of $750.

Note 2 — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are diversified open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. Annuity reserves are based on the 1983 Annuity Table a adjusted with assumed interest rates of 3½% or 5%.

Note 5 — Dividend income and distributions of net realized gains from the Funds are recorded on the ex-date of the dividends. Transactions in Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the period ended December 31, 2002 by each Division are shown below:

Division	Purchases	Sales
Small Cap Growth Stock	$ 4,101,427	$ 4,073,616
T. Rowe Price Small Cap Value	439,368	78,233
Aggressive Growth Stock	13,446,357	29,800,357
International Growth Stock	81,631	11,232
Franklin Templeton International Equity	37,675,272	42,699,052
Index 400 Stock	4,794,956	4,139,828
Growth Stock	4,614,934	8,441,163
J.P.Morgan Select Growth and Income Stock	$ 3,214,603	$ 7,984,459
Capital Guardian Domestic Equity	507,375	57,966
Index 500 Stock	17,825,221	40,484,151
Asset Allocation	1,602,656	13,114
Balanced	13,689,364	35,212,020
High Yield Bond	1,019,296	1,162,441
Select Bond	6,546,498	5,400,203
Money Market	10,578,873	14,793,674
Russell Multi-Style Equity	326,188	678,182
Russell Aggressive Equity	123,680	178,946
Russell Non-U.S.	107,319	158,091
Russell Core Bond	145,550	150,115
Russell Real Estate Securities	5,919,307	2,586,225

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued after December 16, 1981, and prior to May 1, 1984, the deduction is determined daily at an annual rate of ½ of 1% of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a ¾ of 1% annual rate.

Generally, for contracts issued after December 31, 1991, for the Front Load version and the Simplified Load version, the deduction for annuity rate and expense guarantee is determined daily at annual rates of 6.5/10 of 1% and 1¼%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 1% and 1½% annual rates, respectively.

Since 1996, Northwestern Mutual has paid a dividend to certain contracts. The dividend is re-invested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

Note 8 — Equity Values by Division are shown below:
(in thousands, except accumulation unit values)

	Group Variable Annuity Contract Issued:					
	Before December 17, 1981 or between April 30, 1984 and December 31, 1991			After December 16, 1981 and Prior to May 1, 1984		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 15.591407	992	$ 15,467	$15.307344	—	$ —
T. Rowe Price Small Cap Value	9.607906	5	48	9.539874	—	—
Aggressive Growth Stock	38.441232	1,538	59,123	36.213065	2	72
International Growth Stock	7.942434	2	16	7.886164	—	—
Franklin Templeton International Equity	1.759773	17,431	30,675	1.676652	26	44
Index 400 Stock	11.227976	1,163	13,058	11.023428	—	—
Growth Stock	21.414901	821	17,582	20.506308	—	—
J.P. Morgan Select Growth and Income Stock	16.717038	552	9,228	16.007652	2	32
Capital Guardian Domestic Equity	7.703469	9	69	7.648889	—	—
Index 500 Stock	35.246385	1,782	62,809	33.200274	3	100
Asset Allocation	8.785751	20	176	8.723560	—	—
Balanced	84.486469	664	56,099	76.084739	27	2,054
High Yield Bond	15.870922	176	2,793	15.197603	1	15
Select Bond	121.279762	92	11,158	109.16634	—	—
Money Market	34.132616	9	307	30.774871	—	—
Russell Multi-Style Equity	6.221208	8	50	6.107844	—	—
Russell Aggressive Equity	8.707578	1	9	8.548899	—	—
Russell Non-U.S	7.095865	3	21	6.966578	—	—
Russell Core Bond	12.748590	—	—	12.516564	—	—
Russell Real Estate Securities	13.208871	641	8,467	12.968435	—	—
Equity			287,155			2,317
Annuity Reserves			—			630
Total Equity			$287,155			$ 2,947

	Group Combination Annuity Contract Issued:					
	After December 31, 1991 Front Load Version			After December 31, 1991 Simplified Load Version		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$ 1.522337	197	$ 300	$ 1.489185	753	$ 1,121
T. Rowe Price Small Cap Value	0.951956	107	102	0.943905	319	301
Aggressive Growth Stock	2.360410	972	2,294	3.506913	2,895	10,153
International Growth Stock	0.786940	7	6	0.780276	51	40
Franklin Templeton International Equity	1.652585	533	881	1.559571	2,178	3,397
Index 400 Stock	1.096297	337	369	1.072428	994	1,066
Growth Stock	2.024216	414	838	1.921805	1,982	3,809
J.P. Morgan Select Growth and Income Stock	1.580140	572	904	1.500218	2,469	3,704
Capital Guardian Domestic Equity	0.763266	153	117	0.756787	532	403
Index 500 Stock	2.420098	1,590	3,848	2.968449	3,722	11,049
Asset Allocation	0.870499	49	43	0.863125	1,295	1,118
Balanced	2.209502	2,482	5,484	6.435011	2,852	18,353
High Yield Bond	1.500210	129	194	1.424293	626	892
Select Bond	2.084184	519	1,082	9.187656	787	7,231
Money Market	1.504462	2,092	3,147	2.734853	2,738	7,488
Russell Multi-Style Equity	0.607438	415	252	0.594202	753	447
Russell Aggressive Equity	0.850202	135	115	0.831686	487	405
Russell Non-U.S	0.692822	171	118	0.677755	573	388
Russell Core Bond	1.244772	336	418	1.217720	317	386
Russell Real Estate Securities	1.289736	193	249	1.261665	664	838
Equity			20,761			72,589
Annuity Reserves			—			—
Total Equity			$ 20,761			$72,589

Director Information (Unaudited)

Northwestern Mutual Series Fund, Inc.

The name, age and address of the directors, as well as their affiliations, positions held with the Fund, principal occupations during the past five years and the number of portfolios overseen in the Northwestern Mutual fund complex, are shown below. Each director will serve until that person's successor is elected and qualified.

Independent Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
William J. Blake (69) 731 North Jackson St. Milwaukee, WI 53202	Director	Since 1988	26	None
Principal Occupation During Past 5 Years: Chairman, Blake Investment Corp. (real estate investments and venture capital)				
William A. McIntosh (63) 525 Sheridan Road Kenilworth, IL 60043	Director	Since 1997	26	MGIC Investment Corporation
Principal Occupation During Past 5 Years: Retired Division Head, U.S. Fixed Income of Salomon Brothers (investment securities)				
Martin F. Stein (65) 1800 East Capitol Drive Milwaukee, WI 53211	Director	Since 1995	26	Koss Corporation
Principal Occupation During Past 5 Years: Founder of Stein Optical (retail sales of eyewear)				

Other Directors

Name Age and Address	Position	Length of Time Served	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held
Stephen N. Graff (67) 805 Lone Tree Road Elm Grove, WI 53122	Director	Since 1995	26	Regal-Beloit Corporation Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: Retired Partner, Arthur Andersen LLP (public accountants)				
Edward J. Zore (56) 720 East Wisconsin Avenue Milwaukee, WI 53202	President and Director	Since 2000	26	Manpower, Inc. Trustee of Northwestern Mutual
Principal Occupation During Past 5 Years: President and Chief Executive Officer of Northwestern Mutual since 2001; President, 2000-2001; prior thereto, Executive Vice President				

Directors and Officers

Northwestern Mutual Series Fund, Inc.

Directors

Edward J. Zore .... President and Chief Executive Officer, Northwestern Mutual Life, ... Milwaukee

Martin F. Stein .... Founder, Stein Optical, ... Milwaukee

Stephen N. Graff .... Retired Partner, Arthur Andersen LLP .... Milwaukee

William J. Blake .... Chairman, Blake Investment Corp., ... Milwaukee

William A. McIntosh .... Retired Division Head — U.S. Fixed Income, Salomon Brothers, ... Chicago

Officers

Edward J. Zore .... President

Mark G. Doll .... Vice President & Treasurer

Merrill C. Lundberg .... Secretary

Barbara E. Courtney .... Controller

[THIS PAGE INTENTIONALLY LEFT BLANK]

RUSSELL INSURANCE FUNDS

2002 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

CORE BOND FUND

REAL ESTATE SECURITIES FUND

DECEMBER 31, 2002

Russell



Russell Insurance Funds

Russell Insurance Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on five Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

Russell Insurance Funds

Annual Report

December 31, 2002

Table of Contents

To Our Clients

As we present Russell Insurance Funds' 2002 Annual Report, we would like to thank you for choosing Russell's MULTI ASSET MULTI STYLE MULTI MANAGER ™ investment solution.

This annual report is being delivered against the backdrop of continued, uncertain markets. As the third year of a bear market passes we would like to take a moment to reflect on our investment process and how it has performed in this volatile environment.

Overall, Russell's focus on diversity and risk management has been accomplished through the use of multiple asset classes, where applicable, and multiple style differentiated money managers. This process ensures that investors are participating in a broad range of asset classes and investment styles, which is supported by money manager diversification.

As we move into 2003, we remain committed to our strategically diversified investment philosophy based on world class independent manager research. As a global leader in multi-manager investing, Russell continues to have a worldwide network of manager research analysts conducting ongoing reviews of the managers in your portfolios, ensuring that the most appropriate managers and strategies are employed.

You have put your financial security in our hands and we take that responsibility very seriously. Thank you for your investment with Russell Insurance Funds. We look forward to 2003 and continuing to earn your support.

Warm Regards,



Len Brennan
President and Chief Executive Officer

Multi-Style Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide income and capital growth by investing principally in equity securities.

Invests in: Primarily US equity securities.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of eight managers with three separate and distinct investment styles.



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000® Index **
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 7,681	(23.19)%
5 Years	$ 8,719	(2.70)%§
Inception	$ 11,207	1.92%§

Russell 1000® Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 7,835	(21.65)%
5 Years	$ 9,714	(0.58)%§
Inception	$ 12,906	4.34%§

Performance Review

For the year ended December 31, 2002, the RIF Multi-Style Equity Fund lost 23.19%. This compared to a loss of 21.65% for the Fund's benchmark, the Russell 1000® Index.

Market and Portfolio Highlights

Stocks fell precipitously in 2002 as investors lost confidence in the integrity of corporate America's management and accounting practices, credit rating agencies lowered ratings, geopolitical risks heightened, and corporate profit growth was far short of expectations due to weak pricing and higher labor and energy costs. The market experienced many high profile corporate scandals (Worldcom, Global Crossing, UAL, Kmart, and Tenet) with relatively few positive surprises. US equity large cap indices fell for the third consecutive year, with the S&P 500® Index posting the worst returns since 1974.

The twelve months ended December 31, 2002 provided a somewhat challenging environment for active managers as stocks that led US equity market leadership shifted rapidly between the first three quarters of the year and the fourth quarter. Market leaders in the first nine months of the year included companies considered defensive, such as undervalued, anti-cyclical companies with histories of predictable, current earnings and low debt levels. Conversely, market leaders in the fourth quarter were more speculative companies, such as ones with only forward projected earnings growth. For the year, value indices outpaced growth by more than 12%. Sectors such as consumer staples led market returns, while technology and telecom companies trailed.

Multi-Style Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

The Fund performed relatively well in the first nine months of 2002 in an environment that generally did not reward superior fundamentals. The fourth quarter, however, reversed this trend as speculative low quality shares with weak fundamentals led the market. Eight of the eleven managers in the Fund during the year beat their growth, value or market-oriented style benchmarks. The managers within the value style (those seeking undervalued companies combined with positive future growth potential) fared particularly well during the period. Yet Suffolk Capital Management and Peachtree Capital Management both underperformed, offsetting some of the positive returns contributed by other managers in the Fund.

The Fund's sector positioning was favorable to performance, aided by an underweight in technology shares and an overweight in materials and processing shares. However, specific stock selection hurt performance as the drop in Tyco's share price removed approximately 50 basis points from the Fund's results, and the well-performing regional bank sector was underrepresented. Generally, stock selection was favorable in most sectors, especially among healthcare issues (including overweights in Boston Scientific and United Health), and the multi-industry other sector (with an underweight in General Electric). The Fund's aggregate bias throughout 2002 favored companies with above-average earnings potential, which detracted from returns during the fourth quarter.

The Fund's multi-manager investment approach added value by remaining risk controlled in a highly volatile market. The Fund benefited from risk control enhancements at Turner Investment Partners, Westpeak Global Advisors defensive strategy, and from two managers changes implemented during the year. Alliance Capital Management was replaced with Montag & Caldwell in October 2002. This change more fully diversifies the growth allocation of the Fund. Peachtree Asset Management was terminated in December, with its 5% weight allocated to Jacobs Levy Equity Management, Montag & Caldwell, and Strong Capital Management. Significant organizational changes within Peachtree caused the Fund to withdraw assets from this manager.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Pfizer, Inc.	2.8%
Citigroup, Inc.	2.4
Exxon Mobil Corp.	1.9
Procter & Gamble Co.	1.9
Microsoft Corp.	1.8
American International Group	1.6
Amgen, Inc.	1.5
Johnson & Johnson	1.4
Medtronic, Inc.	1.4
Bank of America Corp.	1.3

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	19.6x
Portfolio Price/Book Ratio	2.58x
Market Capitalization - $-Weighted Average	64.42 Bil
Number of Holdings	618

Money Managers	Styles
Alliance Capital Management, LP - Bernstein Investment Research and Management Unit	Value
Barclays Global Fund Advisors	Value
Brandywine Asset Management, LLC	Value
Jacobs Levy Equity Management, Inc.	Market-Oriented
Montag & Caldwell, Inc.	Growth
Strong Capital Management, Inc.	Growth
Turner Investment Partners, Inc.	Growth
Westpeak Global Advisors, LP	Market-Oriented

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Multi-Style Equity Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 93.4%		
Auto and Transportation - 2.1%		
American Axle & Manufacturing Holdings, Inc. (Æ)	970	23
ArvinMeritor, Inc.	1,664	28
Autoliv, Inc.	4,400	92
Burlington Northern Santa Fe Corp.	21,750	566
Continental Airlines, Inc. Class B (Æ)	9,000	65
Cooper Tire & Rubber Co.	3,570	55
CSX Corp.	900	25
Dana Corp.	12,600	148
Delphi Corp.	13,270	107
FedEx Corp.	2,730	148
Ford Motor Co.	32,749	305
General Motors Corp.	16,958	625
Genuine Parts Co.	5,200	160
Goodyear Tire & Rubber Co. (The)	14,700	100
Harley-Davidson, Inc.	4,700	217
JB Hunt Transport Services, Inc. (Æ)	1,500	44
JetBlue Airways Corp. (Æ)	1,970	53
Norfolk Southern Corp.	9,400	188
Paccar, Inc.	1,120	52
Skywest, Inc.	2,020	26
Southwest Airlines Co.	15,145	211
Swift Transportation Co., Inc. (Æ)	140	3
Union Pacific Corp.	3,890	233
United Parcel Service, Inc. Class B	12,600	795
Visteon Corp.	8,400	58
		4,327
Consumer Discretionary - 17.4%		
AOL Time Warner, Inc. (Æ)	22,430	294
Apollo Group, Inc. Class A (Æ)	17,800	783
Applebees International, Inc.	1,750	41
Avon Products, Inc.	8,100	436
Banta Corp.	560	18
BearingPoint, Inc. (Æ)	13,800	95
Bed Bath & Beyond, Inc. (Æ)	8,000	276
Belo Corp. Class A	590	13
Big Lots, Inc. (Æ)	1,700	22
BJ's Wholesale Club, Inc. (Æ)	9,370	171
Black & Decker Corp.	3,290	141
Blyth, Inc.	1,350	36
Brunswick Corp.	3,400	68
Callaway Golf Co.	4,000	53
Carnival Corp.	11,500	287
CBRL Group, Inc.	1,700	51
Cendant Corp. (Æ)	36,900	387
Cheesecake Factory (The) (Æ)	3,500	127
Chico's FAS, Inc. (Æ)	20,100	380
Claire's Stores, Inc.	2,400	53
Clear Channel Communications, Inc. (Æ)	34,640	1,292
Clorox Co.	3,950	163
Coach, Inc. (Æ)	6,500	214
Colgate-Palmolive Co.	26,800	1,405
Corinthian Colleges, Inc. (Æ)	4,200	159
Costco Wholesale Corp. (Æ)	10,200	286
Darden Restaurants, Inc.	1,775	36
Dollar General Corp.	2,300	27
DoubleClick, Inc. (Æ)	1,380	8
Eastman Kodak Co.	5,700	200
eBay, Inc. (Æ)	14,710	998
EchoStar Communications Corp. (Æ)	12,790	285
Electronic Arts, Inc. (Æ)	21,130	1,052
Estee Lauder Cos., Inc. (The) Class A	4,000	106
Expedia, Inc. Class A (Æ)	40	3
Family Dollar Stores	1,970	61
Fastenal Co.	6,500	243
Federated Department Stores (Æ)	10,666	307
Fisher Scientific International (Æ)	500	15
Fortune Brands, Inc.	8,070	375
Fox Entertainment Group, Inc. Class A (Æ)	110	3
Gannett Co., Inc.	17,110	1,228
Gap, Inc. (The)	16,300	253
Gemstar-TV Guide International, Inc. (Æ)	9,840	32
Gillette Co. (The)	50,150	1,523
GTECH Holdings Corp. (Æ)	760	21
Harrah's Entertainment, Inc. (Æ)	1,910	76
Hearst-Argyle Television, Inc. (Æ)	230	6
Hilton Hotels Corp.	2,100	27
Hollywood Entertainment Corp. (Æ)	2,100	32
Home Depot, Inc.	16,490	395
International Game Technology (Æ)	5,500	418
Interpublic Group Cos., Inc.	8,600	121
ITT Educational Services, Inc. (Æ)	1,800	42
JC Penney Co., Inc. Holding Co.	3,500	81
Jones Apparel Group, Inc. (Æ)	2,300	82
Kimberly-Clark Corp.	6,300	299
Knight-Ridder, Inc.	3,210	203
Kohl's Corp. (Æ)	32,170	1,800
Landry's Restaurants, Inc.	1,400	30
Leggett & Platt, Inc.	4,500	101
Limited Brands	9,690	135
Liz Claiborne, Inc.	690	20
Lowe's Cos., Inc.	13,660	512
Manpower, Inc.	9,100	290
Marriott International, Inc. Class A	17,800	585
Mattel, Inc.	4,360	83
May Department Stores Co. (The)	7,930	182
McDonald's Corp.	33,320	536
McGraw-Hill Cos., Inc. (The)	1,500	91
Media General, Inc. Class A	50	3
Meredith Corp.	1,480	61
Metro-Goldwyn-Mayer, Inc. (Æ)	280	4
MGM Mirage (Æ)	2,300	76
New York Times Co. Class A	500	23
Newell Rubbermaid, Inc.	21,500	652
Nordstrom, Inc.	1,100	21

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Office Depot, Inc. (Æ)	6,130	90
Omnicom Group	10,430	674
Pacific Sunwear of California (Æ)	4,350	77
Park Place Entertainment Corp. (Æ)	11,640	98
PEP Boys-Manny Moe & Jack	2,700	31
Petsmart, Inc. (Æ)	13,710	235
PF Chang's China Bistro, Inc. (Æ)	2,300	83
Pier 1 Imports, Inc.	1,400	27
Pittston Brink's Group	1,620	30
Procter & Gamble Co.	46,080	3,960
RadioShack Corp.	2,250	42
Ross Stores, Inc.	1,100	47
RR Donnelley & Sons Co.	6,300	137
Scripps Co. (E.W.) Class A	900	69
Sears Roebuck and Co.	10,500	251
Service Corp. International (Æ)	28,300	94
ServiceMaster Co. (The)	9,830	109
Stanley Works (The)	1,000	35
Staples, Inc. (Æ)	10,810	198
Starwood Hotels & Resorts Worldwide, Inc.	2,200	52
Take-Two Interactive Software (Æ)	3,200	75
Talbots, Inc.	960	26
Target Corp.	2,000	60
Tech Data Corp. (Æ)	1,210	33
Ticketmaster Class B (Æ)	320	7
TJX Cos., Inc.	8,700	170
Toys R Us, Inc. (Æ)	2,200	22
Tribune Co.	4,000	182
University of Phoenix Online (Æ)	3,200	115
Univision Communications, Inc. Class A (Æ)	10,300	252
USA Interactive (Æ)	35,320	810
VF Corp.	7,500	270
Viacom, Inc. Class B (Æ)	21,309	869
Wal-Mart Stores, Inc.	47,010	2,374
Wallace Computer Services, Inc.	900	19
Walt Disney Co.	92,760	1,513
Washington Post Class B	60	44
Waste Connections, Inc. (Æ)	1,800	69
Waste Management, Inc.	13,710	314
Weight Watchers International, Inc. (Æ)	3,000	138
Wendy's International, Inc.	1,200	32
Westwood One, Inc. (Æ)	9,000	336
Whirlpool Corp.	800	42
Williams-Sonoma, Inc. (Æ)	3,500	95
Yahoo, Inc. (Æ)	36,640	599
Yum! Brands, Inc. (Æ)	1,740	42
		35,861
Consumer Staples - 5.9%		
Albertson's, Inc.	9,160	204
Anheuser-Busch Cos., Inc.	8,550	414
Campbell Soup Co.	1,800	42
Coca-Cola Co. (The)	59,870	2,624
Coca-Cola Enterprises, Inc.	5,800	126
ConAgra Foods, Inc.	25,320	633
Constellation Brands, Inc. Class A (Æ)	110	3
Coors (Adolph) Class B	400	25
CVS Corp.	10,600	265
Dean Foods Co. (Æ)	1,900	70
Del Monte Foods Co. (Æ)	22,006	169
Dial Corp. (The)	2,990	61
Dole Food Co.	290	9
General Mills, Inc.	3,000	141
Hershey Foods Corp.	1,300	88
HJ Heinz Co.	2,700	89
Hormel Foods Corp.	2,130	50
Kellogg Co.	17,170	588
Kraft Foods, Inc. Class A	6,500	253
Kroger Co. (Æ)	5,310	82
Monsanto Co.	11,872	229
Pepsi Bottling Group, Inc.	1,240	32
PepsiAmericas, Inc.	1,890	25
PepsiCo, Inc.	42,132	1,779
Performance Food Group Co. (Æ)	1,200	41
Philip Morris Cos., Inc.	39,850	1,615
RJ Reynolds Tobacco Holdings, Inc.	7,390	311
Sara Lee Corp.	37,280	839
Supervalu, Inc.	16,440	271
Systemco Corp.	12,920	385
Tyson Foods, Inc. Class A	5,260	59
Unilever NV	2,100	130
UST, Inc.	500	17
Walgreen Co.	9,500	277
Whole Foods Market, Inc. (Æ)	4,000	211
WM Wrigley Jr. Co.	1,900	104
		12,261
Financial Services - 20.0%		
ACE, Ltd.	900	26
Aetna, Inc.	5,940	244
Aflac, Inc.	10,300	310
AG Edwards, Inc.	450	15
Allmerica Financial Corp.	6,050	61
Allstate Corp. (The)	17,190	636
American Express Co.	25,460	900
American Financial Group, Inc.	620	14
American International Group	58,676	3,394
AmeriCredit Corp. (Æ)	13,300	103
AmSouth Bancorp	16,950	325
Annaly Mortgage Management, Inc.	2,640	50
AON Corp.	2,890	55
Apartment Investment & Management Co. Class A (ö)	1,180	44
Arden Realty, Inc. (ö)	770	17
Associated Banc-Corp	166	6
Astoria Financial Corp.	480	13
Bank of America Corp.	39,119	2,722

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Bank of New York Co., Inc. (The)	870	21
Bank One Corp.	34,820	1,273
Banknorth Group, Inc.	1,150	26
BB&T Corp.	3,780	140
Bear Stearns Cos., Inc. (The)	2,300	137
Berkshire Hathaway, Inc. Class B (Æ)	220	533
CarrAmerica Realty Corp. (ö)	2,727	68
Charles Schwab Corp. (The)	56,820	616
Charter One Financial, Inc.	2,660	76
Chelsea Property Group, Inc. (ö)	1,100	37
Chubb Corp.	3,100	162
Cigna Corp.	6,250	257
Citigroup, Inc.	143,891	5,064
CNA Financial Corp. (Æ)	1,320	34
Colonial BancGroup, Inc. (The)	190	2
Comerica, Inc.	2,100	91
Compass Bancshares, Inc.	600	19
Countrywide Financial Corp.	3,200	165
Deluxe Corp.	3,015	127
Doral Financial Corp.	5,500	157
Duke Realty Corp. (ö)	2,960	75
E*TRADE Group, Inc. (Æ)	18,000	87
Equifax, Inc.	1,200	28
Equity Office Properties Trust (ö)	12,744	318
Equity Residential (ö)	8,030	197
Fannie Mae	16,560	1,065
Federated Investors, Inc. Class B	4,380	111
Fidelity National Financial, Inc.	1,494	49
First Data Corp.	30,300	1,073
First Tennessee National Corp.	160	6
FirstMerit Corp.	110	2
FleetBoston Financial Corp.	36,820	895
Freddie Mac	17,230	1,017
Fulton Financial Corp.	665	12
Golden West Financial Corp.	4,630	332
Goldman Sachs Group, Inc.	20,050	1,365
Greater Bay Bancorp	1,200	21
Greenpoint Financial Corp.	1,410	64
H&R Block, Inc.	3,180	128
Hartford Financial Services Group, Inc.	1,950	89
Health Care REIT, Inc. (ö)	900	24
Hibernia Corp. Class A	4,220	81
Highwoods Properties, Inc. (ö)	1,470	32
Hilb Rogal & Hamilton Co.	1,100	45
Household International, Inc.	10,040	279
HRPT Properties Trust (ö)	2,600	21
Huntington Bancshares, Inc.	10,400	195
iStar Financial, Inc. (ö)	1,110	31
Jefferson-Pilot Corp.	790	30
John Hancock Financial Services, Inc.	10,900	304
John Nuveen Co. (The) Class A	700	18
JP Morgan Chase & Co.	50,280	1,207
Keycorp	17,400	437
Landamerica Financial Group, Inc.	600	21
Lehman Brothers Holdings, Inc.	8,240	439
Liberty Property Trust (ö)	80	3
Lincoln National Corp.	3,540	112
Loews Corp.	2,210	98
Macerich Co. (The) (ö)	1,100	34
Marsh & McLennan Cos., Inc.	17,000	786
MBIA, Inc.	1,925	84
MBNA Corp.	35,890	683
Merrill Lynch & Co., Inc.	24,840	943
Metlife, Inc.	9,590	259
Moody's Corp.	1,200	50
Morgan Stanley	26,820	1,071
National City Corp.	17,900	489
National Commerce Financial Corp.	560	13
Old National Bancorp	120	3
Old Republic International Corp.	2,560	72
Paychex, Inc.	6,000	167
Platinum Underwriters Holdings, Ltd. (Æ)	10,600	279
PMI Group, Inc. (The)	1,850	56
PNC Financial Services Group, Inc.	4,850	203
Popular, Inc.	270	9
Post Properties, Inc. (ö)	1,500	36
Principal Financial Group	7,090	214
Progressive Corp. (The)	1,830	91
Protective Life Corp.	390	11
Providian Financial Corp. (Æ)	750	5
Prudential Financial, Inc.	3,530	112
Regions Financial Corp.	6,880	230
RenaissanceRe Holdings, Ltd.	3,500	139
Rouse Co. (The) (ö)	640	20
Safeco Corp.	4,800	166
Simon Property Group, Inc. (ö)	7,990	272
SLM Corp.	3,800	395
SouthTrust Corp.	4,410	110
St. Paul Cos.	8,000	272
State Street Corp.	150	6
Sungard Data Systems, Inc. (Æ)	1,180	28
SunTrust Banks, Inc.	2,200	125
TCF Financial Corp.	2,680	117
Torchmark Corp.	2,750	100
Travelers Property Casualty Corp. Class A (Æ)	4,605	67
Travelers Property Casualty Corp. Class B (Æ)	18,858	276
Trizec Properties, Inc. (ö)	600	6
Union Planters Corp.	1,875	53
UnionBanCal Corp.	2,550	100
United Rentals, Inc. (Æ)	4,900	53
UnumProvident Corp.	6,520	114
US Bancorp	33,873	719
Wachovia Corp.	43,130	1,572
Washington Mutual, Inc.	40,652	1,404
Wells Fargo & Co.	22,838	1,070
WR Berkley Corp.	1,890	75

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
XL Capital, Ltd. Class A	330	25
Zions BanCorp.	70	3
		41,438
Health Care - 14.8%		
Abbott Laboratories	5,500	220
Alcon, Inc. (Æ)	7,500	296
Allergan, Inc.	4,400	254
AmerisourceBergen Corp.	2,800	152
Amgen, Inc. (Æ)	62,960	3,043
Amylin Pharmaceuticals, Inc. (Æ)	6,000	97
Anthem, Inc. (Æ)	1,500	94
Baxter International, Inc.	1,200	34
Becton Dickinson & Co.	4,120	126
Biomet, Inc.	4,000	115
Boston Scientific Corp. (Æ)	37,060	1,576
Bristol-Myers Squibb Co.	24,860	576
Caremark Rx, Inc. (Æ)	390	6
Chiron Corp. (Æ)	40	2
CR Bard, Inc.	970	56
CuraGen Corp. (Æ)	530	2
DaVita, Inc. (Æ)	346	9
Eli Lilly & Co.	21,800	1,384
Forest Laboratories, Inc. (Æ)	16,360	1,607
Genentech, Inc. (Æ)	700	23
Gilead Sciences, Inc. (Æ)	7,500	255
Guidant Corp. (Æ)	1,780	55
HCA, Inc.	19,920	827
Health Management Associates, Inc. Class A	4,300	77
Humana, Inc. (Æ)	16,400	164
ICOS Corp. (Æ)	480	11
Johnson & Johnson	55,200	2,965
King Pharmaceuticals, Inc. (Æ)	280	5
McKesson Corp.	3,900	105
Medimmune, Inc. (Æ)	19,350	526
Medtronic, Inc.	64,570	2,944
Merck & Co., Inc.	28,380	1,607
Mid Atlantic Medical Services (Æ)	160	5
Novartis AG - ADR	9,100	334
Oxford Health Plans (Æ)	1,560	57
Pfizer, Inc.	187,817	5,743
Pharmacia Corp.	31,604	1,321
Renal Care Group, Inc. (Æ)	70	2
Schering-Plough Corp.	16,620	369
St. Jude Medical, Inc. (Æ)	6,730	267
Stericycle, Inc. (Æ)	1,700	55
Steris Corp. (Æ)	4,380	106
Stryker Corp.	4,000	268
Teva Pharmaceutical Industries - ADR	10,280	397
UnitedHealth Group, Inc.	9,420	787
Watson Pharmaceuticals, Inc. (Æ)	2,060	58
WellPoint Health Networks (Æ)	3,700	263

	Number of Shares	Market Value (000) $
Wyeth	32,540	1,217
Zimmer Holdings, Inc. (Æ)	900	37
		30,499
Integrated Oils - 3.8%		
Amerada Hess Corp.	1,780	98
BP PLC - ADR	11,000	447
ChevronTexaco Corp.	21,935	1,458
ConocoPhillips	21,296	1,031
Exxon Mobil Corp.	113,930	3,981
Marathon Oil Corp.	11,150	237
Occidental Petroleum Corp.	18,800	535
Unocal Corp.	2,030	62
		7,849
Materials and Processing - 3.8%		
Air Products & Chemicals, Inc.	6,060	259
Alcoa, Inc.	9,800	223
Allegheny Technologies, Inc.	1,650	10
American Standard Cos., Inc. (Æ)	2,200	157
Archer-Daniels-Midland Co.	20,954	260
Ashland, Inc.	6,200	177
Avery Dennison Corp.	1,200	73
Ball Corp.	1,810	93
Bemis Co.	750	37
Boise Cascade Corp.	1,200	30
Catellus Development Corp. (Æ)	660	13
Cytec Industries, Inc. (Æ)	120	3
Dow Chemical Co. (The)	29,171	866
Du Pont EI de Nemours & Co.	18,204	772
Eastman Chemical Co.	3,380	124
Ecolab, Inc.	4,300	213
Engelhard Corp.	5,727	128
Genzyme Corp.-General Division (Æ)	9,000	266
Georgia-Pacific Corp.	6,930	112
Grant Prideco, Inc. (Æ)	530	6
International Paper Co.	11,270	394
Kaydon Corp.	1,340	28
Lafarge North America, Inc.	1,920	63
Lubrizol Corp.	1,440	44
Masco Corp.	53,500	1,126
MeadWestvaco Corp.	8,900	220
Newmont Mining Corp.	120	3
Nucor Corp.	5,400	223
Pactiv Corp. (Æ)	7,050	154
PPG Industries, Inc.	5,700	286
Praxair, Inc.	5,960	344
Precision Castparts Corp.	2,820	68
Rohm & Haas Co.	2,340	76
Schulman (A.), Inc.	1,467	27
Sealed Air Corp. (Æ)	2,300	86
Sherwin-Williams Co. (The)	9,260	262
Sigma-Aldrich Corp.	560	27

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Smurfit-Stone Container Corp. (Æ)	15,900	245
Sonoco Products Co.	950	22
Temple-Inland, Inc.	1,100	49
United States Steel Corp.	13,740	180
Worthington Industries	160	2
York International Corp.	1,840	47
		7,798
Miscellaneous - 1.4%		
Carlisle Cos., Inc.	1,424	59
Crane Co.	420	8
Eaton Corp.	3,700	289
FMC Corp. (Æ)	3,000	82
General Electric Co.	68,500	1,668
Illinois Tool Works, Inc.	3,500	227
ITT Industries, Inc.	1,990	121
Johnson Controls, Inc.	1,400	112
St. Joe Co. (The)	2,228	67
Textron, Inc.	4,070	175
		2,808
Other Energy - 2.4%		
Anadarko Petroleum Corp.	1,100	53
Apache Corp.	8,430	480
Aquila, Inc.	1,120	2
Baker Hughes, Inc.	27,990	901
Calpine Corp. (Æ)	33,100	108
Cooper Cameron Corp. (Æ)	500	25
Devon Energy Corp.	2,000	92
Dynegy, Inc. Class A	10,000	12
EL Paso Corp.	16,462	115
ENSCO International, Inc.	6,500	191
GlobalSantaFe Corp.	8,500	207
Halliburton Co.	18,530	347
Nabors Industries, Ltd. (Æ)	3,500	123
Noble Corp. (Æ)	80	3
Ocean Energy, Inc.	300	6
Patina Oil & Gas Corp.	1,000	32
PNM Resources, Inc.	970	23
Schlumberger, Ltd.	22,640	953
Smith International, Inc. (Æ)	7,500	245
Tidewater, Inc.	8,160	254
Transocean, Inc.	15,330	356
Williams Cos., Inc.	45,050	122
XTO Energy, Inc.	15,720	388
		5,038
Producer Durables - 4.0%		
3M Co.	13,570	1,673
Allied Waste Industries, Inc. (Æ)	2,280	23
American Power Conversion (Æ)	2,308	35
Andrew Corp. (Æ)	1,146	12
Applied Materials, Inc. (Æ)	41,320	538
Boeing Co. (The)	12,200	402
Caterpillar, Inc.	7,800	357
Centex Corp.	460	23
Clayton Homes, Inc.	22,250	271
Cooper Industries, Ltd. Class A	2,130	78
Cummins, Inc.	6,000	169
Danaher Corp.	2,800	184
Deere & Co.	5,560	255
Dover Corp.	4,600	134
DR Horton, Inc.	5,400	94
Emerson Electric Co.	3,120	159
General Dynamics Corp.	900	71
Goodrich Corp.	4,370	80
Honeywell International, Inc.	20,265	486
Hovnanian Enterprises, Inc. Class A (Æ)	2,500	79
Hubbell, Inc. Class B	2,250	79
Ingersoll-Rand Co. Class A	3,100	133
Kla-Tencor Corp. (Æ)	4,500	159
Lexmark International, Inc. (Æ)	50	3
Lockheed Martin Corp.	12,300	710
Molex, Inc. Class A	370	7
Motorola, Inc.	5,600	48
Northrop Grumman Corp.	4,257	413
NVR, Inc. (Æ)	100	33
Pentair, Inc.	1,220	42
PerkinElmer, Inc.	340	3
Raytheon Co.	7,990	246
Rockwell Collins, Inc.	3,050	71
Steelcase, Inc. Class A	800	9
Tektronix, Inc. (Æ)	1,290	23
Toll Brothers, Inc. (Æ)	3,000	61
Tyco International, Ltd.	11,750	201
United Defense Industries, Inc. (Æ)	1,500	35
United Technologies Corp.	9,080	562
WW Grainger, Inc.	2,980	154
Xerox Corp. (Æ)	16,700	134
		8,249
Technology - 11.2%		
3Com Corp. (Æ)	18,750	87
Accenture, Ltd. Class A (Æ)	22,540	405
Acxiom Corp. (Æ)	710	11
ADC Telecommunications, Inc. (Æ)	25,400	53
Adobe Systems, Inc.	11,000	273
Adtran, Inc. (Æ)	1,000	33
Advanced Micro Devices, Inc. (Æ)	26,000	168
Affiliated Computer Services, Inc. Class A (Æ)	6,800	358
Agere Systems, Inc. Class A (Æ)	94,850	137
Agilent Technologies, Inc. (Æ)	7,000	126
Altera Corp. (Æ)	1,130	14
Amkor Technology, Inc. (Æ)	5,000	24
Analog Devices, Inc. (Æ)	17,600	420
Applied Micro Circuits Corp. (Æ)	8,000	30

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Automatic Data Processing	500	20
Avnet, Inc.	2,500	27
Avocent Corp. (Æ)	730	16
BEA Systems, Inc. (Æ)	22,500	258
BMC Software, Inc. (Æ)	9,800	168
Cisco Systems, Inc. (Æ)	156,890	2,055
Citrix Systems, Inc. (Æ)	4,000	49
Cognizant Technology Solutions Corp. (Æ)	2,000	144
CommScope, Inc. (Æ)	1,600	13
Computer Associates International, Inc.	20,790	281
Computer Sciences Corp. (Æ)	2,930	101
Compuware Corp. (Æ)	3,950	19
Conexant Systems, Inc. (Æ)	22,500	36
Corning, Inc. (Æ)	58,200	193
Dell Computer Corp. (Æ)	38,300	1,024
Electronic Data Systems Corp.	2,300	42
Electronics for Imaging (Æ)	8,300	135
EMC Corp. (Æ)	13,830	85
Harris Corp.	2,590	68
Hewlett-Packard Co.	129,723	2,252
Hughes Electronics Corp. Class H (Æ)	12,409	133
i2 Technologies, Inc. (Æ)	16,200	19
Ingram Micro, Inc. Class A (Æ)	14,610	180
Intel Corp.	136,070	2,119
International Business Machines Corp.	25,380	1,967
Intuit, Inc. (Æ)	5,140	241
Jabil Circuit, Inc. (Æ)	3,050	55
JD Edwards & Co. (Æ)	240	3
JDS Uniphase Corp. (Æ)	32,300	80
LSI Logic Corp. (Æ)	6,500	38
Lucent Technologies, Inc. (Æ)	76,800	97
Macromedia, Inc. (Æ)	3,100	33
Maxim Integrated Products	13,450	444
Mercury Interactive Corp. (Æ)	4,700	139
Microchip Technology, Inc.	25,300	619
Micron Technology, Inc. (Æ)	8,800	86
Microsoft Corp. (Æ)	70,210	3,630
National Semiconductor Corp. (Æ)	280	4
Oracle Corp. (Æ)	61,230	661
Palm, Inc. (Æ)	1,600	25
PanAmSat Corp. (Æ)	1,180	17
Plexus Corp. (Æ)	410	4
QLogic Corp. (Æ)	6,500	224
Qualcomm, Inc. (Æ)	37,900	1,379
Quantum Corp. (Æ)	14,600	39
Rockwell Automation, Inc.	5,150	107
Sandisk Corp. (Æ)	2,900	59
SAP AG - ADR	20,510	400
Scientific-Atlanta, Inc.	2,000	24
Solectron Corp. (Æ)	26,560	94
Storage Technology Corp. (Æ)	2,680	57
Sun MicroSystems, Inc. (Æ)	1,680	5
Symantec Corp. (Æ)	11,500	466
Taiwan Semiconductor Manufacturing Co., Ltd. - ADR (Æ)	41,200	290
Tellabs, Inc. (Æ)	1,940	14
Texas Instruments, Inc.	550	8
TIBCO Software, Inc. (Æ)	10,950	68
UniSystem Corp. (Æ)	3,800	38
Utstarcom, Inc. (Æ)	260	5
VeriSign, Inc. (Æ)	4,900	39
Vishay Intertechnology, Inc. (Æ)	300	3
Xilinx, Inc. (Æ)	6,780	140
		23,178

Utilities - 6.6%

	Number of Shares	Market Value (000) $
Allegheny Energy, Inc.	20,930	158
Alliant Energy Corp.	3,540	59
Alltel Corp.	2,610	133
Ameren Corp.	6,090	253
American Electric Power Co., Inc.	11,710	320
AT&T Corp.	22,539	588
AT&T Wireless Services, Inc. (Æ)	33,097	187
Avista Corp.	1,300	15
BellSouth Corp.	31,760	822
Cablevision Systems Corp. Class A (Æ)	450	8
Centerpoint Energy, Inc.	15,210	129
CenturyTel, Inc.	2,600	76
CMS Energy Corp.	4,100	39
Comcast Corp. Class A (Æ)	14,720	333
Comcast Corp. Class A (Æ)	42,396	999
Consolidated Edison, Inc.	5,420	232
COX Communications, Inc. Class A (Æ)	6,390	181
Dominion Resources, Inc.	1,490	82
DPL, Inc.	1,880	29
DTE Energy Co.	712	33
Duke Energy Corp.	5,510	108
Edison International (Æ)	27,310	324
Entergy Corp.	5,360	244
Exelon Corp.	2,962	156
FirstEnergy Corp.	2,400	79
FPL Group, Inc.	1,810	109
KeySpan Corp.	1,370	48
Liberty Media Corp. Class A (Æ)	65,420	585
Mirant Corp. (Æ)	3,651	7
Nextel Communications, Inc. Class A (Æ)	33,700	389
Nicor, Inc.	280	10
NiSource, Inc.	410	8
Nokia OYJ - ADR	27,500	426
Northeast Utilities	5,000	76
NSTAR	90	4
Peoples Energy Corp.	130	5
Pepco Holdings, Inc.	1,390	27
PG&E Corp. (Æ)	28,490	396
Pinnacle West Capital Corp.	3,360	115
Progress Energy, Inc. - CVO (Æ)(Ÿ)	1,300	—
Public Service Enterprise Group, Inc.	2,320	74

Multi-Style Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Puget Energy, Inc.	10,800	238
Quintiles Transnational Corp. (Æ)	300	4
Qwest Communications International	20,197	101
Reliant Resources, Inc. (Æ)	23,515	75
SBC Communications, Inc.	79,723	2,161
Sempra Energy	2,930	69
Southern Co. (The)	8,020	228
Sprint Corp.-FON Group	28,300	410
TECO Energy, Inc.	3,400	53
TXU Corp.	3,290	61
Verizon Communications, Inc.	48,652	1,885
Vodafone Group PLC - ADR	10,000	181
Westar Energy, Inc.	13,300	132
Wisconsin Energy Corp.	5,470	138
Xcel Energy, Inc.	9,580	105
		13,707
Total Common Stocks (cost $201,723)		193,013

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 6.7%		
Frank Russell Investment Company Money Market Fund (Ç)	12,911	12,911
United States Treasury Bill 1.180% due 3/20/03 (ç)(ÿ)(§)	1,000	997
Total Short-Term Investments (cost $13,908)		13,908
Total Investments - 100.1% (identified cost $215,631)		206,921
Other Assets and Liabilities, Net - (0.1%)		(127)
Net Assets - 100.0%		206,794

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
S&P Midcap 400 Index expiration date 03/03 (17)	3,654	(27)
S&P 500 Index expiration date 03/03 (45)	9,888	(256)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(283)

See accompanying notes which are an integral part of the financial statements.

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Aggressive Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund by investing in equity securities.

Invests in: Primarily common stocks of small and medium capitalization US companies.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of eight small capitalization stock fund managers with distinct investment styles.



Growth of a $10,000 Investment
Aggressive Equity Fund
Russell 2500™ Index **
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,094	(19.06)%
5 Years	$ 8,413	(3.40)%§
Inception	$ 11,363	2.15%§

Russell 2500™ Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,220	(17.80)%
5 Years	$ 10,812	1.58%§
Inception	$ 13,446	5.06%

Performance Review

For the year ended December 31, 2002, the Aggressive Equity Fund lost 19.06%, as compared to the Russell 2500™ Index which dropped 17.80%.

Market and Portfolio Highlights

Stocks fell precipitously in 2002 as investors lost confidence in the integrity of corporate America's management and accounting practices, credit rating agencies lowered ratings, geopolitical risks heightened, and corporate profit growth was far short of expectations due to weak pricing and higher labor and energy costs. The market experienced many high profile corporate scandals (Worldcom, Global Crossing, UAL, Kmart, and Tenet) with relatively few positive surprises. US equity large and small cap indices fell for the third consecutive year, with small caps holding slightly firmer than large caps.

Corporate accounting and earnings remained under scrutiny throughout the year, though most of the negative impact was felt in the large cap sector. While small cap companies are required to generate the same quantitative financial information as large cap companies, they often do not complement this with the qualitative attributes that help facilitate an understanding of their businesses. As a result, small cap managers are accustomed to delving deeper into small company accounts in order to gain confidence in these investments. This increased scrutiny and analysis benefited small cap managers' results. Where large cap sell-offs rippled into smaller stocks, some managers perceived this as a buying opportunity.

Aggressive Equity Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

The market environment for active management was fairly neutral during most of the year, with each quarter producing both successes and failures. The Fund seeks to be fully invested at all times, which resulted in little or no cash in the portfolio during the period. This was a detriment to Fund performance during the year, as markets declined. Small cap growth managers that invested in companies with aggressive earnings growth projections were hurt during the year, as were small cap value managers that emphasized cyclically-oriented stocks whose prices had become depressed. Managers betting on technology shares saw these prices drop sharply in 2002. Managers using a strategy of following market trends also fared poorly as market trends reversed each quarter.

Fourth quarter 2002 was a difficult market environment for active managers due to several factors. The quarter witnessed a rally in lower quality/higher risk issues (stocks with no earnings, high prices relative to earnings, stock price volatility and high debt levels). The smallest cap companies within the small cap index outperformed all other small cap issues. Since active managers generally underweight the smallest companies, performance suffered as a result. Lastly, active managers generally retain an allocation to cash, which after helping performance earlier in the year, dampened results as markets rallied.

For the year, the Fund's managers that focused generally on stocks with consistent, visible and predictable earnings combined with quality financial statements produced the best returns. These managers overweighted companies with the ability to internally finance growth and underweighted those whose cash outflows exceeded their earnings inflows. TimesSquare, as the top performing manager in the Fund, demonstrated these successful techniques. This firm's investment approach significantly underweighted technology issues and overweighted consumer finance companies with consistent and visible earnings. Goldman, Systematic and CapitalWorks underperformed, yet were all within expectations given the unfriendly market environment.

Managers that struggled in this market environment included Suffolk and David J. Greene. These firms' investment approaches generally favored companies with attractive share prices relative to balance sheet cash, but with little or no current earnings. They overweighted technology and other more cyclical companies, while avoiding financial companies. Technology and other cyclical shares are usually among the first to benefit from an economic and market recovery.

In May 2002, Goldman Sachs Asset Management was retained by the Fund, replacing Westpeak Global Advisors L.P. Goldman is rated very highly by the Fund's management research team and will provide small cap core exposure to the Fund's strategy. Westpeak's investment processes and staffing experienced changes during the period which made them unattractive to the Fund.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Getty Images, Inc.	0.6%
Annaly Mortgage Management, Inc.	0.5
Doral Financial Corp.	0.5
Dial Corp. (The)	0.5
First American Corp.	0.5
Omnicare, Inc.	0.5
Fidelity National Financial, Inc.	0.5
3Com Corp.	0.4
DaVita, Inc.	0.4
Lincare Holdings, Inc.	0.4

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	15.9x
Portfolio Price/Book Ratio	1.72x
Market Capitalization - $-Weighted Average	1.54 Bil
Number of Holdings	902

Money Managers	Styles
CapitalWorks Investment Partners, LLC	Growth
David J. Greene & Co., LLC	Value
Geewax, Terker & Co.	Growth
Goldman Sachs Asset Management	Market-Oriented
Jacobs Levy Equity Management, Inc.	Value
Suffolk Capital Management, Inc.	Growth
Systematic Financial Management, LP	Value
TimesSquare Capital Management, Inc.	Growth

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The Russell 2500™ Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Aggressive Equity Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 92.3%		
Auto and Transportation - 3.9%		
AAR Corp.	2,000	10
Aftermarket Technology Corp. (Æ)	1,700	25
Airborne, Inc.	2,900	43
Alaska Air Group, Inc. (Æ)	10,600	229
AMR Corp. (Æ)	2,700	18
AO Smith Corp.	11,600	313
Atlantic Coast Airlines Holdings, Inc. (Æ)	2,400	29
Aviall, Inc. (Æ)	9,800	79
BorgWarner, Inc.	5,198	262
CH Robinson Worldwide, Inc.	1,900	59
CNF, Inc.	8,900	296
Continental Airlines, Inc. Class B (Æ)	3,300	24
Delta Air Lines, Inc.	15,600	189
Dura Automotive Systems, Inc. Class A (Æ)	8,100	81
EGL, Inc. (Æ)	4,900	70
Expeditors International Washington, Inc.	2,400	78
ExpressJet Holdings, Inc. (Æ)	1,400	14
Fleetwood Enterprises, Inc. (Æ)	10,100	79
Frontier Airlines, Inc. (Æ)	790	5
Genesee & Wyoming, Inc. Class A (Æ)	600	12
Gentex Corp. (Æ)	5,200	165
Heartland Express, Inc. (Æ)	439	10
JB Hunt Transport Services, Inc. (Æ)	9,500	278
JetBlue Airways Corp. (Æ)	300	8
Kansas City Southern (Æ)	4,000	48
Keystone Automotive Industries, Inc. (Æ)	270	4
Landstar System, Inc. (Æ)	800	47
Lear Corp. (Æ)	3,600	120
Navistar International Corp. (Æ)	3,100	75
Offshore Logistics, Inc. (Æ)	200	4
OMI Corp. (Æ)	23,200	95
Oshkosh Truck Corp.	1,300	80
Overseas Shipholding Group	2,800	50
Pacer International, Inc. (Æ)	1,900	25
Polaris Industries, Inc.	600	35
Roadway Corp.	2,800	103
Skywest, Inc.	8,000	105
TBC Corp. (Æ)	1,500	18
Tenneco Automotive, Inc. (Æ)	3,500	14
USfreightways Corp.	2,900	83
Visteon Corp.	41,900	292
Wabtec Corp.	8,700	122
Werner Enterprises, Inc.	5,466	118
		3,814
Consumer Discretionary - 19.2%		
Abercrombie & Fitch Co. Class A (Æ)	11,137	228
AC Moore Arts & Crafts, Inc. (Æ)	380	5
Advance Auto Parts (Æ)	4,000	196
Advo, Inc. (Æ)	2,200	72
Alberto-Culver Co. Class B	5,168	260
Alliance Gaming Corp. (Æ)	200	3

	Number of Shares	Market Value (000) $
American Eagle Outfitters (Æ)	2,400	33
Ameristar Casinos, Inc. (Æ)	500	7
AnnTaylor Stores Corp. (Æ)	18,426	376
Applebees International, Inc.	1,800	42
Applica, Inc. (Æ)	1,700	9
Argosy Gaming Co. (Æ)	2,400	45
Asbury Automotive Group, Inc. (Æ)	4,500	38
BearingPoint, Inc. (Æ)	9,700	67
Belo Corp. Class A	3,000	64
Big Lots, Inc. (Æ)	16,910	224
BJ's Wholesale Club, Inc. (Æ)	2,600	48
Bob Evans Farms	3,900	91
Bombay Co., Inc. (The) (Æ)	5,100	26
Boyd Gaming Corp. (Æ)	900	13
Brinker International, Inc. (Æ)	5,200	168
Brown Shoe Co., Inc.	2,500	60
Brunswick Corp.	12,500	248
Callaway Golf Co.	13,900	184
Career Education Corp. (Æ)	1,700	68
Casella Waste Systems, Inc. Class A	2,900	26
Catalina Marketing Corp. (Æ)	3,700	68
CBRL Group, Inc.	6,600	199
CDI Corp. (Æ)	2,200	59
Central Garden and Pet Co. (Æ)	8,800	163
Central Parking Corp.	2,000	38
Charming Shoppes (Æ)	15,800	66
Chattem, Inc. (Æ)	1,800	37
Choice Hotels International, Inc. (Æ)	3,762	85
ChoicePoint, Inc. (Æ)	7,799	308
Claire's Stores, Inc.	8,100	179
Clear Channel Communications, Inc. (Æ)	2,900	108
Coach, Inc. (Æ)	2,290	75
Coinstar, Inc. (Æ)	800	18
Columbia Sportswear Co. (Æ)	2,600	115
Consolidated Graphics, Inc. (Æ)	1,000	22
Corinthian Colleges, Inc. (Æ)	2,600	98
Corporate Executive Board Co. (Æ)	7,300	233
COX Radio, Inc. Class A (Æ)	7,539	172
Cumulus Media, Inc. Class A (Æ)	5,544	82
Dave & Buster's, Inc. (Æ)	5,400	47
Dillard's, Inc. Class A	13,400	213
Dollar Tree Stores, Inc. (Æ)	2,365	58
Earthlink, Inc. (Æ)	11,700	64
Education Management Corp. (Æ)	7,800	293
Electronic Arts, Inc. (Æ)	1,500	75
Electronics Boutique Holdings Corp. (Æ)	5,300	84
Elizabeth Arden, Inc. (Æ)	1,400	21
Entercom Communications Corp. (Æ)	4,900	230
Ethan Allen Interiors, Inc.	2,582	89
Fisher Scientific International (Æ)	3,690	111
Footstar, Inc. (Æ)	8,900	62
Freemarkets, Inc. (Æ)	11,881	77
FTI Consulting, Inc. (Æ)	1,250	50
Furniture Brands International, Inc. (Æ)	1,200	29

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
G&K Services, Inc. Class A	1,000	35
Gart Sports Co. (Æ)	480	9
Genesco, Inc. (Æ)	10,000	186
Getty Images, Inc. (Æ)	20,476	625
Group 1 Automotive, Inc. (Æ)	3,796	91
GTECH Holdings Corp. (Æ)	6,100	170
Guitar Center, Inc. (Æ)	800	13
Gymboree Corp. (Æ)	3,900	62
Harman International Industries, Inc.	3,400	202
Harte-Hanks, Inc.	5,100	95
Hearst-Argyle Television, Inc. (Æ)	12,300	297
Hollinger International, Inc.	5,300	54
Hollywood Casino Corp. Class A (Æ)	400	5
Hollywood Entertainment Corp. (Æ)	4,600	69
Hotels.com Class A (Æ)	2,100	115
Insight Communications (Æ)	4,400	54
Iron Mountain, Inc. (Æ)	5,600	185
Isle of Capri Casinos, Inc. (Æ)	2,300	30
ITT Educational Services, Inc. (Æ)	3,600	85
Jo-Ann Stores, Inc. Class A (Æ)	3,100	71
K-Swiss, Inc. Class A	2,000	43
Kelly Services, Inc. Class A	900	22
Kroll, Inc. (Æ)	3,800	73
La-Z-Boy, Inc.	5,000	120
Labor Ready, Inc. (Æ)	4,600	30
Lamar Advertising Co. (Æ)	7,964	268
Landry's Restaurants, Inc.	6,500	138
Lexar Media, Inc. (Æ)	3,700	23
Lightbridge, Inc. (Æ)	1,300	8
Lin TV Corp. Class A (Æ)	5,700	139
Linens 'N Things, Inc. (Æ)	1,600	36
Lithia Motors, Inc. Class A (Æ)	1,600	25
Liz Claiborne, Inc.	4,600	136
M T R Gaming Group, Inc. (Æ)	1,100	9
Mandalay Resort Group (Æ)	1,500	46
Manpower, Inc.	5,800	185
Maytag Corp.	2,900	83
McClatchy Co. Class A	1,600	91
Media General, Inc. Class A	4,100	246
Mobile Mini, Inc. (Æ)	3,400	53
Mothers Work, Inc. (Æ)	400	14
Movado Group, Inc.	5,000	94
MPS Group, Inc. (Æ)	18,300	101
Multimedia Games, Inc. (Æ)	700	19
Navigant International, Inc. (Æ)	1,500	18
Neiman-Marcus Group, Inc. Class A (Æ)	4,800	146
Nu Skin Enterprises, Inc.	11,300	135
O'Charleys, Inc. (Æ)	800	16
OfficeMax, Inc. (Æ)	3,900	20
On Assignment, Inc. (Æ)	1,700	14
Outback Steakhouse, Inc.	4,500	155
Pacific Sunwear of California (Æ)	8,700	154
Park Place Entertainment Corp. (Æ)	30,500	256
Payless Shoesource, Inc. (Æ)	800	41
PDI, Inc. (Æ)	2,800	30
Penn National Gaming, Inc. (Æ)	1,100	17
PEP Boys-Manny Moe & Jack	20,132	234
Petsmart, Inc. (Æ)	7,000	120
PF Chang's China Bistro, Inc. (Æ)	600	22
Pier 1 Imports, Inc.	17,349	328
Pinnacle Entertainment, Inc. (Æ)	2,900	20
Pittston Brink's Group	6,400	118
Playtex Products, Inc. (Æ)	12,500	124
Pre-Paid Legal Services, Inc. (Æ)	4,000	105
Priceline.com, Inc. (Æ)	5,700	9
ProQuest Co. (Æ)	7,100	139
Pulitzer, Inc.	5,100	229
Quanta Services, Inc. (Æ)	4,300	15
Quiksilver, Inc. (Æ)	15,397	410
Racing Champions Ertl Corp. (Æ)	500	7
Radio One, Inc. Class D (Æ)	13,165	190
Rare Hospitality International, Inc. (Æ)	3,900	108
Reader's Digest Association, Inc. (The) Class A	1,400	21
Reebok International, Ltd. (Æ)	6,500	191
Regal Entertainment Group Class A	6,400	137
Regis Corp.	6,800	177
Rent-A-Center, Inc. (Æ)	7,200	360
Republic Services, Inc. (Æ)	6,000	126
Rex Stores Corp. (Æ)	1,400	14
Ross Stores, Inc.	1,000	42
Royal Caribbean Cruises, Ltd.	13,941	233
Ruby Tuesday, Inc.	2,200	38
Saks, Inc. (Æ)	22,100	259
Salton, Inc. (Æ)	1,900	18
Scholastic Corp. (Æ)	3,600	129
Scientific Games Corp. Class A (Æ)	8,700	63
SCP Pool Corp. (Æ)	12,100	353
Sharper Image Corp. (Æ)	1,400	24
Shoe Carnival, Inc. (Æ)	1,200	17
ShopKo Stores, Inc. (Æ)	26,500	330
Sinclair Broadcast Group, Inc. Class A (Æ)	7,900	92
Skechers U.S.A., Inc. Class A (Æ)	17,900	152
Sonic Automotive, Inc. (Æ)	2,600	39
Sonic Corp. (Æ)	1,350	28
Spherion Corp. (Æ)	23,800	159
Sports Authority, Inc. (Æ)	5,000	35
Stage Stores, Inc. (Æ)	3,451	73
Station Casinos, Inc. (Æ)	4,400	78
Steak N Shake Co. (The) (Æ)	2,000	20
Steiner Leisure, Ltd. (Æ)	7,082	99
Stride Rite Corp.	3,000	22
Take-Two Interactive Software (Æ)	3,100	73
Tech Data Corp. (Æ)	3,300	89
TeleTech Holdings, Inc. (Æ)	1,900	14
Tetra Tech, Inc. (Æ)	4,325	53
Ticketmaster Class B (Æ)	1,100	23
Tiffany & Co.	3,100	74

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Timberland Co. Class A (Æ)	1,000	36
Toro Co.	2,500	160
Tuesday Morning Corp. (Æ)	1,000	17
United Auto Group, Inc. (Æ)	8,600	107
United Stationers, Inc. (Æ)	1,700	49
Urban Outfitters, Inc. (Æ)	500	12
Valassis Communications, Inc. (Æ)	3,800	112
Valuevision Media, Inc. Class A (Æ)	5,918	89
VCA Antech, Inc. (Æ)	12,900	194
Waste Connections, Inc. (Æ)	3,700	143
West Corp. (Æ)	5,000	83
Williams-Sonoma, Inc. (Æ)	6,243	169
World Fuel Services Corp.	900	18
Zale Corp. (Æ)	2,009	64
		18,772
Consumer Staples - 3.7%		
7-Eleven, Inc. (Æ)	2,000	15
American Italian Pasta Co. Class A (Æ)	4,000	144
Boston Beer Co, Inc.	3,100	44
Chiquita Brands International, Inc. (Æ)	2,300	30
Church & Dwight, Inc.	4,800	146
Constellation Brands, Inc. Class A (Æ)	13,520	321
Coors (Adolph) Class B	3,700	227
Corn Products International, Inc.	2,400	72
Dean Foods Co. (Æ)	3,100	115
Del Monte Foods Co. (Æ)	4,700	36
Dial Corp. (The)	25,100	510
DIMON, Inc.	5,500	33
Dole Food Co.	12,600	411
Dreyer's Grand Ice Cream, Inc.	300	21
Duane Reade, Inc. (Æ)	700	12
Fleming Cos., Inc.	3,600	24
Flowers Foods, Inc.	5,900	115
Great Atlantic & Pacific Tea Co. (Æ)	6,700	54
International Multifoods Corp. (Æ)	1,200	25
Interstate Bakeries	900	14
J&J Snack Foods Corp. (Æ)	300	11
JM Smucker Co. (The)	600	24
Nash Finch Co.	5,500	43
NBTY, Inc. (Æ)	1,500	26
Pathmark Stores, Inc. (Æ)	19,000	96
PepsiAmericas, Inc.	14,800	199
Performance Food Group Co. (Æ)	6,600	224
Ralcorp Holdings, Inc. (Æ)	2,300	58
Ruddick Corp.	1,400	19
Schweitzer-Mauduit International, Inc.	800	20
Sensient Technologies Corp.	5,000	112
Smithfield Foods, Inc. (Æ)	1,200	24
Standard Commercial Corp.	1,200	22
Tootsie Roll Industries, Inc.	2,900	89
Tyson Foods, Inc. Class A	5,700	64
United Natural Foods, Inc. (Æ)	2,110	53
Universal Corp.	3,200	118
		3,571

	Number of Shares	Market Value (000) $
Financial Services - 20.1%		
AG Edwards, Inc.	6,133	202
American Financial Group, Inc.	3,500	81
American Financial Holdings, Inc.	800	24
American Home Mortgage Holdings, Inc.	1,340	15
AmeriCredit Corp. (Æ)	2,600	20
Ameritrade Holding Corp. (Æ)	4,900	28
AmerUs Group Co.	2,800	79
Annaly Mortgage Management, Inc.	28,500	535
Anthracite Capital, Inc.	8,500	93
Arthur J Gallagher & Co.	2,300	68
Associated Banc-Corp	5,411	184
Astoria Financial Corp.	14,900	405
Bancorpsouth, Inc.	2,000	39
Bank of Hawaii Corp.	7,500	228
BankAtlantic Bancorp, Inc. Class A	10,600	100
Banknorth Group, Inc.	5,600	127
Bankunited Financial Corp. Class A (Æ)	9,500	154
Bear Stearns Cos., Inc. (The)	2,600	154
Bedford Property Investors (ö)	2,700	69
BISystem Group, Inc. (The) (Æ)	11,500	183
Blackrock, Inc. (Æ)	500	20
BOK Financial Corp. (Æ)	600	19
Boykin Lodging Co. (ö)	2,200	21
Brandywine Realty Trust (ö)	1,000	22
Brown & Brown, Inc.	8,500	275
Capital Automotive REIT (ö)	3,300	78
Capitol Federal Financial	500	14
Capstead Mortgage Corp.	900	22
Cash America International, Inc.	4,900	47
Cathay Bancorp, Inc.	500	19
CBL & Associates Properties, Inc. (ö)	8,100	324
CCC Information Services Group (Æ)	6,600	117
Certegy, Inc. (Æ)	3,900	96
City Holding Co.	2,100	59
City National Corp.	2,800	123
Clark/Bardes, Inc. (Æ)	400	8
Cobalt Corp. (Æ)	8,700	120
Colonial BancGroup, Inc. (The)	8,100	97
Commerce Bancorp, Inc.	900	39
Commerce Bancshares, Inc.	525	21
Commerce Group, Inc.	2,400	90
Commercial Federal Corp.	9,200	215
Commercial Net Lease Realty (ö)	1,700	26
Community Bank System, Inc.	700	22
Cornerstone Realty Income Trust, Inc. (ö)	700	6
Corus Bankshares, Inc.	500	22
Cullen/Frost Bankers, Inc.	6,000	196
Delphi Financial Group Class A	500	19
Deluxe Corp.	5,500	232
Dime Bancorp, Inc. 2050 Warrants (Æ)	36,300	4
Dime Community Bancshares	10,025	192
Doral Financial Corp.	17,900	511
Dun & Bradstreet Corp. (Æ)	1,200	41

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
E*TRADE Group, Inc. (Æ)	29,000	141
East-West Bancorp, Inc.	3,100	112
Eaton Vance Corp.	1,600	45
eFunds Corp. (Æ)	8,100	74
Entertainment Properties Trust (ö)	2,100	49
Equity Inns, Inc. (ö)	6,900	42
Equity One, Inc. (ö)	900	12
Factset Research Systems, Inc.	2,700	76
Fair Isaac & Co., Inc.	3,425	146
Federal Agricultural Mortgage Corp. Class C (Æ)	1,000	31
FelCor Lodging Trust, Inc. (ö)	9,600	110
Fidelity National Financial, Inc.	13,749	451
First American Corp.	22,700	504
First Bancorp Puerto Rico	1,850	42
First Commonwealth Financial Corp.	1,000	12
First Republic Bank (Æ)	1,200	24
First Virginia Banks, Inc.	3,000	112
FirstFed Financial Corp. (Æ)	3,600	104
Flagstar Bancorp, Inc.	4,500	97
Fremont General Corp.	7,100	32
Fulton Financial Corp.	1,525	27
Gabelli Asset Management, Inc. Class A (Æ)	1,300	39
GATX Corp.	4,000	91
Glenborough Realty Trust, Inc. (ö)	3,100	55
Global Payments, Inc.	5,900	189
Great Lakes REIT, Inc. (ö)	1,000	17
Greater Bay Bancorp	5,000	86
Group 1 Software, Inc. (Æ)	1,600	19
Hancock Holding Co.	1,000	45
Harbor Florida Bancshares, Inc.	800	18
Health Care REIT, Inc. (ö)	3,000	81
Healthcare Realty Trust, Inc. (ö)	4,000	117
Henry (Jack) & Associates	8,600	104
Hibernia Corp. Class A	7,400	143
Hospitality Properties Trust (ö)	1,900	67
HRPT Properties Trust (ö)	40,700	335
Hudson United Bancorp	2,700	84
IberiaBank Corp.	500	20
IMPAC Mortgage Holdings, Inc.	3,000	35
Independence Community Bank	5,300	135
IndyMac Bancorp, Inc. (Æ)	11,808	218
Innkeepers USA Trust (ö)	24,800	190
Interactive Data Corp. (Æ)	12,756	175
Investment Technology Group, Inc. (Æ)	9,600	215
Investors Financial Services Corp.	10,800	296
IRT Property Co. (ö)	2,800	33
Irwin Financial Corp.	2,700	45
iShares S&P MidCap 400/ BARRA Growth Index Fund	700	64
iStar Financial, Inc. (ö)	4,000	112
JDN Realty Corp. (ö)	3,000	33
Jefferies Group, Inc.	6,300	264
John Nuveen Co. (The) Class A	4,700	119
Koger Equity, Inc. (ö)	3,500	55
La Quinta Corp. (Æ)	10,000	44
LaBranche & Co., Inc. (Æ)	12,700	338
Landamerica Financial Group, Inc.	8,700	308
Legg Mason, Inc.	6,200	301
LendingTree, Inc. (Æ)	3,400	44
Local Financial Corp. (Æ)	1,100	16
MAF Bancorp, Inc.	400	14
Markel Corp. (Æ)	1,650	339
Mercantile Bankshares Corp.	1,200	46
Metris Cos., Inc.	31,100	77
MFA Mortgage Investments, Inc.	11,300	95
Mid-America Apartment Communities, Inc. (ö)	1,400	34
Mony Group, Inc.	5,000	120
Moody's Corp.	3,200	132
National Commerce Financial Corp.	10,800	258
National Health Investors, Inc. (ö)	2,500	40
New Century Financial Corp.	12,300	312
New York Community Bancorp, Inc.	8,500	245
Novastar Financial, Inc.	3,300	102
OceanFirst Financial Corp.	4,350	98
Ocwen Financial Corp. (Æ)	3,400	10
Pacific Northwest Bancorp	700	18
Parkway Properties, Inc. (ö)	800	28
PFF Bancorp, Inc.	1,000	31
Philadelphia Consolidated Holding Co. (Æ)	550	19
Phoenix Cos., Inc. (The)	7,700	59
PMA Capital Corp. Class A	500	7
Post Properties, Inc. (ö)	5,100	122
ProAssurance Corp. (Æ)	800	17
Protective Life Corp.	7,300	201
Provident Bankshares Corp.	1,500	35
Providian Financial Corp. (Æ)	39,940	259
PS Business Parks, Inc. (ö)	1,000	32
R&G Financial Corp. Class B	6,800	158
Radian Group, Inc.	3,200	119
Raymond James Financial, Inc.	9,600	284
Realty Income Corp. (ö)	2,200	77
Reckson Associates Realty Corp. (ö)	1,000	21
Redwood Trust, Inc.	5,300	147
RenaissanceRe Holdings, Ltd.	3,800	150
Republic Bancorp, Inc.	24,711	291
RLI Corp.	1,200	33
Roslyn Bancorp, Inc.	7,650	138
Ryder System, Inc.	14,700	330
Sandy Spring Bancorp, Inc.	2,700	85
Seacoast Financial Services Corp.	1,600	32
Selective Insurance Group	600	15
Senior Housing Properties Trust (ö)	9,900	105
Shurgard Storage Centers, Inc. Class A (ö)	1,300	41
Silicon Valley Bancshares (Æ)	2,400	44
Southwest Bancorp of Texas, Inc. (Æ)	2,200	63

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Sovereign Bancorp, Inc.	20,700	291
Stancorp Financial Group, Inc.	2,600	127
Staten Island Bancorp, Inc.	7,400	149
Sterling Bancorp	792	21
Sterling Bancshares, Inc.	1,100	13
Stewart Information Services Corp. (Æ)	3,400	73
Susquehanna Bancshares, Inc.	1,200	25
SWS Group, Inc.	1,400	19
TCF Financial Corp.	3,300	144
Texas Regional Bancshares, Inc. Class A	750	27
Thornburg Mortgage, Inc.	8,400	169
Triad Guaranty, Inc. (Æ)	4,900	181
Trizec Properties, Inc. (ö)	3,800	36
UMB Financial Corp.	1,000	38
Unitrin, Inc.	1,400	41
Universal Health Realty Income (ö)	900	24
W Holding Co., Inc.	8,200	135
Watson Wyatt & Co. Holdings (Æ)	900	20
Webster Financial Corp.	3,000	104
Weingarten Realty Investors (ö)	2,250	83
Whitney Holding Corp.	6,100	203
Wilmington Trust Corp.	2,200	70
Wintrust Financial Corp.	1,700	53
WSFS Financial Corp.	500	16
		19,643

Health Care - 11.3%

	Number of Shares	Market Value (000) $
Accredo Health, Inc. (Æ)	2,350	83
AdvancePCS (Æ)	14,900	331
Advisory Board Co. (The) (Æ)	1,030	31
Affymetrix, Inc. (Æ)	1,100	25
Alexion Pharmaceuticals, Inc. (Æ)	1,600	23
Alpharma, Inc. Class A	10,700	127
American Healthcorp, Inc.	1,000	18
American Medical Security Group, Inc. (Æ)	1,900	27
American Pharmaceutical Partners, Inc. (Æ)	900	16
AMERIGROUP Corp. (Æ)	970	29
AmerisourceBergen Corp.	2,100	114
Amylin Pharmaceuticals, Inc. (Æ)	5,800	94
Anthem, Inc. (Æ)	106	7
Applera Corp. - Celera Genomics Group (Æ)	30,600	292
Apria Healthcare Group, Inc. (Æ)	1,600	36
ArQule, Inc. (Æ)	5,700	17
Barr Laboratories, Inc. (Æ)	1,400	91
Bausch & Lomb, Inc.	2,600	94
Bio-Rad Laboratories, Inc. Class A (Æ)	2,100	81
Celgene Corp. (Æ)	2,700	58
Cell GeneSystem, Inc. (Æ)	3,800	42
Centene Corp. (Æ)	320	11
Cephalon, Inc. (Æ)	5,200	253
Charles River Laboratories International, Inc. (Æ)	7,200	277
Cima Labs, Inc. (Æ)	800	19
Connetics Corp. (Æ)	2,000	24
Corixa Corp. (Æ)	5,400	35
Coventry Health Care, Inc. (Æ)	1,000	29
Cyberonics (Æ)	1,700	31
Cytyc Corp. (Æ)	11,685	119
DaVita, Inc. (Æ)	17,381	429
Dentsply International, Inc.	2,550	95
Diversa Corp. (Æ)	600	5
Edwards Lifesciences Corp. (Æ)	8,200	209
Enzon Pharmaceuticals, Inc. (Æ)	2,400	40
Express Scripts, Inc. Class A (Æ)	900	43
First Health Group Corp. (Æ)	10,300	251
Gen-Probe, Inc. (Æ)	1,100	26
Genencor International, Inc. (Æ)	5,400	53
Gentiva Health Services, Inc.	11,000	97
Guilford Pharmaceuticals, Inc. (Æ)	3,100	12
Haemonetics Corp. (Æ)	700	15
Hanger Orthopedic Group, Inc. (Æ)	3,700	49
Health Net, Inc. (Æ)	5,600	148
Healthsouth Corp. (Æ)	30,400	128
Henry Schein, Inc. (Æ)	1,800	81
Hologic, Inc. (Æ)	2,400	29
Humana, Inc. (Æ)	19,800	198
Idexx Laboratories, Inc. (Æ)	6,700	223
Immucor, Inc. (Æ)	1,600	32
Inhale Therapeutic Systems, Inc. (Æ)	4,700	38
Inveresk Research Group, Inc. (Æ)	1,200	26
Invitrogen Corp. (Æ)	11,647	364
K-V Pharmaceutical Co. Class A (Æ)	1,600	37
Kindred Healthcare, Inc. (Æ)	1,600	29
Kos Pharmaceuticals, Inc. (Æ)	10,100	192
LabOne, Inc. (Æ)	400	7
Lincare Holdings, Inc. (Æ)	13,500	427
Martek Biosciences Corp. (Æ)	7,600	191
Maxygen (Æ)	1,000	8
Medcath Corp. (Æ)	100	1
Medicines Co. (Æ)	900	14
Medicis Pharmaceutical Class A (Æ)	7,170	356
MGI Pharma, Inc. (Æ)	900	7
Mid Atlantic Medical Services (Æ)	9,100	295
Myriad Genetics, Inc. (Æ)	3,800	55
NDCHealth Corp.	7,100	141
Neurocrine Biosciences, Inc. (Æ)	2,800	128
NPS Pharmaceuticals, Inc. (Æ)	3,800	96
Odyssey HealthCare, Inc. (Æ)	2,821	98
Omnicare, Inc.	19,300	460
Orthodontic Centers Of America (Æ)	1,200	13
Owens & Minor, Inc.	3,800	62
Oxford Health Plans (Æ)	3,100	113
Pacificare Health Systems (Æ)	4,100	115
Parexel International Corp. (Æ)	4,200	46
Patterson Dental Co. (Æ)	4,000	175
Pediatrix Medical Group, Inc. (Æ)	700	28
Perrigo Co. (Æ)	1,500	18

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Pharmaceutical Product Development, Inc. (Æ)	6,009	176
Pharmaceutical Resources, Inc. (Æ)	4,700	140
Pharmacopeia, Inc. (Æ)	9,600	86
Priority Healthcare Corp. Class B (Æ)	7,500	174
PSS World Medical, Inc. (Æ)	2,900	20
Quality Systems, Inc. (Æ)	1,000	20
Renal Care Group, Inc. (Æ)	1,900	60
Resmed, Inc. (Æ)	1,000	31
Respironics, Inc. (Æ)	5,100	155
Sepracor, Inc. (Æ)	13,500	131
Serologicals Corp. (Æ)	6,200	68
SICOR, Inc. (Æ)	15,215	241
Stericycle, Inc. (Æ)	5,500	178
Steris Corp. (Æ)	6,300	153
Sybron Dental Specialties, Inc. (Æ)	2,166	32
Taro Pharmaceuticals Industries (Æ)	3,200	120
Techne Corp. (Æ)	3,900	111
Triad Hospitals, Inc. (Æ)	13,900	415
Trimeris, Inc. (Æ)	600	26
Unilab Corp. (Æ)	500	9
United Surgical Partners International, Inc. (Æ)	2,300	36
United Therapeutics Corp. New (Æ)	1,700	28
US Oncology, Inc. (Æ)	7,000	61
US Physical Therapy, Inc. (Æ)	600	7
Varian Medical Systems, Inc. (Æ)	1,400	69
Varian, Inc. (Æ)	1,900	55
Visx, Inc. (Æ)	6,900	66
WebMD Corp. (Æ)	15,027	128
WellPoint Health Networks (Æ)	86	6
Wilson Greatbatch Technologies, Inc. (Æ)	5,400	158
		11,097

Integrated Oils - 0.2%

	Number of Shares	Market Value (000) $
Great Plains Energy, Inc.	9,600	220
Holly Corp.	1,000	22
		242

Materials and Processing - 6.5%

	Number of Shares	Market Value (000) $
Airgas, Inc. (Æ)	7,900	136
Allegheny Technologies, Inc.	11,400	71
Applied Films Corp. (Æ)	2,925	58
Aptargroup, Inc.	5,500	172
Arch Chemicals, Inc.	3,600	66
Armor Holdings, Inc. (Æ)	1,000	14
Ball Corp.	400	20
Bemis Co.	3,000	149
Boise Cascade Corp.	3,200	81
Cabot Corp.	9,900	263
Cabot Microelectronics Corp. (Æ)	1,300	61
Calgon Carbon Corp.	18,500	91
Cambrex Corp.	2,230	67
Centex Construction Products, Inc.	500	18
Chesapeake Corp.	2,200	39
Cleveland-Cliffs, Inc.	1,400	28
Commercial Metals Co.	1,100	18
CoorsTek, Inc. (Æ)	6,100	156
Cytec Industries, Inc. (Æ)	4,700	128
DHB Industries, Inc. (Æ)	4,600	8
Eastman Chemical Co.	7,500	276
EMCOR Group, Inc. (Æ)	3,600	191
Energizer Holdings, Inc. (Æ)	3,600	100
FBR Asset Investment Corp.	4,900	166
Grant Prideco, Inc. (Æ)	7,833	91
Greif Brothers Corp. Class A	100	2
HB Fuller Co.	1,800	47
Hughes Supply, Inc.	5,400	148
IMC Global, Inc.	5,000	53
International Flavors & Fragrances, Inc.	1,000	35
Lennox International, Inc.	29,800	374
LNR Property Corp.	1,500	53
Longview Fibre Co.	3,800	27
Louisiana-Pacific Corp. (Æ)	10,600	85
Lubrizol Corp.	7,500	229
Material Sciences Corp. (Æ)	1,300	17
Maverick Tube Corp. (Æ)	6,855	89
Minerals Technologies, Inc.	2,300	99
Myers Industries, Inc.	1,875	20
NCI Building Systems, Inc. (Æ)	800	17
Pactiv Corp. (Æ)	10,600	232
PolyOne Corp.	4,000	16
Potlatch Corp.	2,400	57
Precision Castparts Corp.	9,500	230
Rogers Corp. (Æ)	900	20
Royal Gold, Inc.	800	20
RTI International Metals, Inc. (Æ)	2,100	21
Schulman (A.), Inc.	17,600	328
Scotts Co. (The) Class A (Æ)	2,900	142
Sealed Air Corp. (Æ)	4,800	179
Shaw Group, Inc. (The) (Æ)	2,000	33
Silgan Holdings, Inc. (Æ)	7,100	175
Simpson Manufacturing Co., Inc. (Æ)	1,200	39
Standard Register Co. (The)	3,400	61
Steel Dynamics, Inc. (Æ)	5,900	71
Temple-Inland, Inc.	6,600	296
Timken Co.	9,200	176
Tractor Supply Co. (Æ)	400	15
Trex Co., Inc. (Æ)	600	21
Unifi, Inc. (Æ)	5,900	31
United States Steel Corp.	7,000	92
Universal Forest Products, Inc.	2,700	58
USEC, Inc.	9,300	56
USG Corp. (Æ)	18,300	155
Valspar Corp.	600	27
Watsco, Inc.	2,900	48
Wausau-Mosinee Paper Corp.	2,500	28
		6,390

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Miscellaneous - 0.7%		
Carlisle Cos., Inc.	5,700	236
FMC Technologies, Inc. (Æ)	500	10
GenCorp, Inc.	6,000	48
Kaman Corp. Class A	2,600	29
SPX Corp. (Æ)	340	13
Thermo Electron Corp. (Æ)	1,900	38
US Industries, Inc. (Æ)	18,000	47
Walter Industries, Inc.	20,300	220
		641
Other Energy - 3.8%		
Apache Corp.	2,900	165
Aquila, Inc.	13,800	24
Arch Coal, Inc.	1,350	29
Atwood Oceanics, Inc. (Æ)	1,200	36
BJ Services Co. (Æ)	3,700	120
Cooper Cameron Corp. (Æ)	5,200	259
ENSCO International, Inc.	6,300	186
Equitable Resources, Inc.	500	18
Evergreen Resources, Inc. (Æ)	4,100	184
Frontier Oil Corp.	3,000	52
FuelCell Energy, Inc. (Æ)	1,500	10
Gulfmark Offshore, Inc. (Æ)	1,700	25
Houston Exploration Co. (Æ)	1,000	31
Hydril Co. (Æ)	5,900	139
Key Energy Services, Inc. (Æ)	19,870	178
Massey Energy Co.	3,600	35
National-Oilwell, Inc. (Æ)	17,200	376
Newfield Exploration Co. (Æ)	500	18
Oceaneering International, Inc. (Æ)	700	17
Octel Corp.	400	6
Oil States International, Inc. (Æ)	4,400	57
Parker Drilling Co. (Æ)	12,100	27
Patina Oil & Gas Corp.	3,900	123
Patterson-UTI Energy, Inc. (Æ)	6,175	186
Pioneer Natural Resources Co. (Æ)	4,100	104
Plains Exploration & Production Co. (Æ)	1,100	11
Plains Resources, Inc. (Æ)	1,100	13
Pogo Producing Co.	2,500	93
Smith International, Inc. (Æ)	7,500	245
St. Mary Land & Exploration Co.	4,400	110
Stone Energy Corp. (Æ)	1,080	36
Tidewater, Inc.	6,400	199
Unit Corp. (Æ)	1,400	26
Universal Compression Holdings, Inc. (Æ)	4,900	94
Valero Energy Corp.	3,000	111
Varco International, Inc. (Æ)	3,100	54
Veritas DGC, Inc. (Æ)	6,800	54
Vintage Petroleum, Inc.	11,840	125
Westport Resources Corp. (Æ)	4,600	96
		3,672

	Number of Shares	Market Value (000) $
Producer Durables - 5.7%		
Advanced Energy Industries, Inc. (Æ)	8,900	113
AGCO Corp.	5,900	130
Allen Telecom, Inc. (Æ)	16,900	160
Allied Waste Industries, Inc. (Æ)	4,400	44
American Power Conversion (Æ)	2,400	36
Ametek, Inc.	1,500	58
Applied Industrial Technologies, Inc.	3,900	74
ASystemt Technologies, Inc. (Æ)	16,101	118
Audiovox Corp. Class A (Æ)	3,600	37
Belden, Inc.	1,300	20
Brooks-PRI Automation, Inc. (Æ)	600	7
C&D Technologies, Inc.	1,200	21
Cascade Corp.	900	14
CNH Global NV	7,800	30
Crown Castle International Corp. (Æ)	21,900	82
CTS Corp.	3,400	26
Curtiss-Wright Corp.	2,100	134
Cymer, Inc. (Æ)	6,941	224
Dupont Photomasks, Inc. (Æ)	2,800	65
Electro Scientific Industries, Inc. (Æ)	5,935	119
Engineered Support Systems, Inc.	450	16
Esterline Technologies Corp. (Æ)	2,700	48
FEI Co. (Æ)	5,341	82
Flir Systems, Inc. (Æ)	900	44
Hovnanian Enterprises, Inc. Class A (Æ)	1,100	35
IKON Office Solutions, Inc.	44,100	315
Ionics, Inc. (Æ)	500	11
Itron, Inc. (Æ)	5,162	99
Kadant, Inc. (Æ)	2,700	41
Lennar Corp.	4,100	212
LTX Corp. (Æ)	5,000	30
M/I Schottenstein Homes, Inc.	7,200	200
Mettler Toledo International, Inc. (Æ)	6,200	199
Milacron, Inc.	3,000	18
Millipore Corp.	6,400	218
MKS Instruments, Inc. (Æ)	6,380	105
NACCO Industries, Inc. Class A	500	22
Novellus Systems, Inc. (Æ)	9,800	275
NVR, Inc. (Æ)	500	163
Orbital Sciences Corp. (Æ)	19,300	81
Photon Dynamics, Inc. (Æ)	4,029	92
Photronics, Inc. (Æ)	11,900	163
Plantronics, Inc. (Æ)	4,900	74
Power-One, Inc. (Æ)	2,500	14
Pulte Homes, Inc.	500	24
Rayovac Corp. (Æ)	1,200	16
RF Micro Devices, Inc. (Æ)	11,331	83
Rudolph Technologies, Inc. (Æ)	5,569	107
Ryland Group, Inc.	6,600	220
Spectralink Corp. (Æ)	800	6
Steelcase, Inc. Class A	5,400	59
Tecumseh Products Co. Class A	600	26
Teledyne Technologies, Inc. (Æ)	7,400	116

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Teradyne, Inc. (Æ)	9,400	122
Thomas & Betts Corp. (Æ)	1,200	20
Toll Brothers, Inc. (Æ)	8,100	164
Triumph Group, Inc. (Æ)	2,200	70
United Defense Industries, Inc. (Æ)	16,300	380
Veeco Instruments, Inc. (Æ)	1,400	16
Wavecom SA - ADR (Æ)	1,200	17
William Lyon Homes, Inc. (Æ)	700	15
		5,530
Technology - 13.3%		
3Com Corp. (Æ)	94,700	438
Acxiom Corp. (Æ)	12,800	197
ADC Telecommunications, Inc. (Æ)	24,800	52
Affiliated Computer Services, Inc. Class A (Æ)	4,900	258
Agile Software Corp. (Æ)	3,900	30
Alliance Data Systems Corp. (Æ)	12,500	222
American Management Systems (Æ)	1,700	20
Amkor Technology, Inc. (Æ)	15,400	73
Amphenol Corp. Class A (Æ)	2,300	87
Anixter International, Inc. (Æ)	5,800	135
AnSystem, Inc. (Æ)	700	14
Apogent Technologies, Inc. (Æ)	1,600	33
Arbitron, Inc. (Æ)	10,400	348
Ariba, Inc. (Æ)	34,301	85
Arris Group, Inc. (Æ)	11,200	40
Arrow Electronics, Inc. (Æ)	24,100	308
Ascential Software Corp. (Æ)	13,400	32
ASM International NV (Æ)	11,600	150
ATI Technologies, Inc. (Æ)	8,800	41
Atmel Corp. (Æ)	29,117	65
Autodesk, Inc.	7,157	102
Avaya, Inc. (Æ)	20,700	51
Avid Technology, Inc. (Æ)	8,800	202
Avnet, Inc.	27,500	298
Avocent Corp. (Æ)	5,700	127
BEA Systems, Inc. (Æ)	10,100	116
Bell Microproducts, Inc. (Æ)	11,500	64
Benchmark Electronics, Inc. (Æ)	5,800	166
BMC Software, Inc. (Æ)	9,400	161
Borland Software Corp. (Æ)	2,700	33
Business Objects SA - ADR (Æ)	5,000	75
ChipPAC, Inc. Class A (Æ)	2,600	9
Citrix Systems, Inc. (Æ)	22,700	280
Cognos, Inc. (Æ)	10,400	244
Coherent, Inc. (Æ)	3,733	74
Compucom Systems, Inc. (Æ)	8,300	47
Compuware Corp. (Æ)	4,500	22
Comverse Technology, Inc. (Æ)	6,300	63
Concord Communications, Inc. (Æ)	640	6
Conexant Systems, Inc. (Æ)	30,100	48
Cray, Inc. (Æ)	8,200	63
Cree, Inc. (Æ)	5,090	83
CSG Systems International (Æ)	2,800	38
Digex, Inc. (Æ)	32,000	14
Digital River, Inc. (Æ)	5,000	60
Documentum, Inc. (Æ)	18,525	290
Dynamics Research Corp. (Æ)	1,200	17
E.piphany, Inc. (Æ)	7,900	33
EDO Corp.	6,800	141
Embrex, Inc. (Æ)	5,300	59
EMS Technologies, Inc. (Æ)	4,790	75
EnteraSystem Networks, Inc. (Æ)	10,000	16
ESCO Technologies, Inc. (Æ)	1,100	41
eSpeed, Inc. Class A	5,560	94
Exar Corp. (Æ)	4,600	57
Fairchild Semiconductor International, Inc. Class A (Æ)	8,300	89
Fidelity National Information Solutions, Inc. (Æ)	3,200	55
Foundry Networks, Inc. (Æ)	12,708	89
GameStop Corp. (Æ)	6,900	68
Harris Corp.	5,000	132
Hyperion Solutions Corp. (Æ)	5,400	139
Identix, Inc. (Æ)	1,208	6
IDX Systems Corp. (Æ)	2,000	34
Ii-Vi, Inc. (Æ)	8,213	132
Imation Corp. (Æ)	6,000	210
Informatica Corp. (Æ)	21,400	123
Ingram Micro, Inc. Class A (Æ)	23,600	291
Integrated Circuit Systems, Inc. (Æ)	5,619	103
Inter-Tel, Inc.	2,500	52
Intergraph Corp. (Æ)	6,300	112
Internet Security Systems (Æ)	6,900	126
Intersil Corp. Class A (Æ)	2,600	36
Intrado, Inc. (Æ)	6,234	62
Invision Technologies, Inc. (Æ)	600	16
Iomega Corp. (Æ)	1,800	14
Keynote Systems, Inc. (Æ)	5,200	40
L-3 Communications Holdings, Inc. (Æ)	2,900	130
Lawson Software, Inc. (Æ)	10,600	61
Legato Systems, Inc. (Æ)	11,900	60
Loral Space & Communications (Æ)	27,500	12
Macromedia, Inc. (Æ)	6,400	68
Macrovision Corp. (Æ)	6,100	98
Manhattan Associates, Inc. (Æ)	1,000	24
Marvell Technology Group, Ltd. (Æ)	9,600	181
Maxtor Corp. (Æ)	63,400	321
Mentor Graphics Corp. (Æ)	2,800	22
Mercury Computer Systems, Inc. (Æ)	4,100	125
Mercury Interactive Corp. (Æ)	2,600	77
Merix Corp. (Æ)	600	5
Methode Electronics Class A	2,700	30
Microchip Technology, Inc.	11,469	280
Microsemi Corp. (Æ)	1,500	9
MicroStrategy, Inc. Class A (Æ)	6,981	105
Microtune, Inc. (Æ)	19,217	60

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Mykrolis Corp. (Æ)	2,773	20
National Instruments Corp. (Æ)	4,100	133
NetFlix, Inc. (Æ)	2,100	23
NetScreen Technologies, Inc. (Æ)	4,979	84
Network Appliance, Inc. (Æ)	4,300	43
Network Associates, Inc. (Æ)	11,700	188
Novell, Inc. (Æ)	11,600	39
O2Micro International, Ltd. (Æ)	8,800	86
Openwave Systems, Inc. (Æ)	22,200	44
Optic Net, Inc. (Æ)(Ÿ)	1,400	—
Optimal Robotics Corp. Class A (Æ)	1,800	11
Overture Services, Inc. (Æ)	3,920	107
ParthusCeva, Inc. (Æ)	3,099	18
Pinnacle Systems, Inc. (Æ)	5,200	71
Pioneer Standard Electronics	9,400	86
Planar Systems, Inc. (Æ)	2,217	46
Precise Software Solutions, Ltd. (Æ)	6,300	104
Progress Software Corp. (Æ)	900	12
Quantum Corp. (Æ)	29,500	79
Quest Software, Inc. (Æ)	11,700	121
Sandisk Corp. (Æ)	11,900	242
ScanSoft, Inc. (Æ)	3,600	19
Scansource, Inc. (Æ)	500	25
Serena Software, Inc. (Æ)	5,552	88
Skyworks Solutions, Inc. (Æ)	14,831	128
Standard MicroSystems Corp. (Æ)	1,300	25
Storage Technology Corp. (Æ)	12,300	263
Sybase, Inc. (Æ)	10,500	141
SYKES Enterprises, Inc. (Æ)	3,700	12
Systems & Computer Technology Corp. (Æ)	1,600	14
Tekelec (Æ)	9,296	97
TIBCO Software, Inc. (Æ)	14,300	88
Titan Corp. (Æ)	2,800	29
Transaction Systems Architects, Inc. Class A (Æ)	3,100	20
Trimble Navigation, Ltd. (Æ)	3,300	41
UniSystem Corp. (Æ)	12,600	125
UNOVA, Inc. (Æ)	13,600	82
Utstarcom, Inc. (Æ)	3,400	67
Verity, Inc. (Æ)	6,630	89
webMethods, Inc. (Æ)	11,491	94
Websense, Inc. (Æ)	3,956	85
Western Digital Corp. (Æ)	41,300	264
Zebra Technologies Corp. Class A (Æ)	600	34
Zoran Corp. (Æ)	11,552	163
		13,044
Utilities - 3.9%		
AES Corp. (The) (Æ)	52,800	159
AGL Resources, Inc.	5,700	139
Alliant Energy Corp.	6,600	109
Amdocs, Ltd. (Æ)	16,500	162
AT&T Wireless Services, Inc. (Æ)	7,200	41
Avista Corp.	12,700	147
Cascade Natural Gas Corp.	13,500	270
CMS Energy Corp.	22,800	215
COX Communications, Inc. Class A (Æ)	700	20
Energen Corp.	5,700	166
Energy East Corp.	4,600	102
General Communication Class A (Æ)	1,200	8
Idacorp, Inc.	4,100	102
IDT Corp. (Æ)	11,900	206
KeySpan Corp.	6,000	211
New Jersey Resources Corp.	2,100	66
Nextel Communications, Inc. Class A (Æ)	11,500	133
Nicor, Inc.	600	20
Northeast Utilities	5,500	83
Northwest Natural Gas Co.	1,700	46
Oneok, Inc.	9,900	190
Otter Tail Corp.	7,600	204
Pinnacle West Capital Corp.	6,400	218
Puget Energy, Inc.	2,600	57
Quintiles Transnational Corp. (Æ)	2,000	24
SEMCO Energy, Inc.	1,600	10
Southern Union Co. (Æ)	2,700	45
Southwest Gas Corp.	1,900	45
SureWest Communications	2,100	78
Telephone & Data Systems, Inc.	1,800	85
UGI Corp.	500	19
UIL Holdings Corp.	2,000	70
US Cellular Corp. (Æ)	6,500	163
Wisconsin Energy Corp.	8,700	219
WPS Resources Corp.	700	27
		3,859
Total Common Stocks (cost $93,505)		90,275

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 8.0%		
Frank Russell Investment Company Money Market Fund (Ç)	7,312	7,312
United States Treasury Bill 1.180% due 03/20/03 (ç)(ý)(§)	500	499
Total Short-Term Investments (cost $7,811)		7,811
Total Investments - 100.3% (identified cost $101,316)		98,086
Other Assets and Liabilities, Net - (0.3%)		(292)
Net Assets - 100.0%		97,794

Aggressive Equity Fund

Statement of Net Assets, continued—December 31, 2002

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
Russell 2000 Index		
expiration date 03/03 (28)	5,365	(106)
S&P 500 Index		
expiration date 03/03 (10)	2,197	(56)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(162)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To provide favorable total return and additional diversification for US investors by investing primarily in equity and fixed-income securities of non-US companies, and securities issued by non-US governments.

Invests in: Primarily the equity securities of non-US companies in developed foreign markets.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk by employing the investment management services of four managers with three separate and distinct investment approaches. The Fund's primary source of added value is intended to be stock selection with only moderate country allocations relative to the index to capture the diversification benefits of international investment in an asset allocation context.



Growth of a $10,000 Investment
Non-US Fund
Salomon Smith Barney BMI World ex-US ‡‡
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,485	(15.15)%
5 Years	$ 8,528	(3.13)%§
Inception	$ 8,553	(2.57)%§

Salomon Smith Barney Broad Market Index (BMI) ex-US

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 8,619	(13.81)%
5 Years	$ 9,144	(1.77)%§
Inception	$ 9,383	(1.06)%§

Performance Review

For the year ended December 31, 2002, the Non-US Fund fell 15.15%, lagging the benchmark Salomon Smith Barney BMI World ex-US Index (BMI ex-US) which lost 13.81%.

Market and Portfolio Highlights

Non-US equity prices weakened during the fiscal year. Investors continued to focus their attention on the US, reflecting their expectations that a US economic recovery would be needed in order to stimulate global economies. News of accounting irregularities among several large US corporations had significant ramifications for global capital markets, as doubt was cast on the veracity of US accounting standards and on US corporations' reported earnings. Combined with continued disappointment in the face of economic recovery, geopolitical concerns with Iraq, and a lack of decisive action by either Japan or Europe to address problems within their local economies, investor sentiment was negatively impacted.

Financial markets globally struggled during 2002, yet the fourth quarter produced positive changes in some international markets. For example, the BMI Europe Index posted a strong gain of 10.71% during the fourth quarter, though it was down 16.58% for the year. Low interest rates coupled with high demand fueled the housing market in the UK. This, in conjunction with a surprisingly robust consumer sector, made the UK economy more resilient than its continental European peers, but did little to spare its stock market, which fell 14.2% in 2002.

Non-U.S. Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Japan's economy continued to suffer, but its stock market fared well relative to other developed markets. The Japanese market outperformed European markets for most of 2002, however, in the fourth quarter, the SSB BMI Japan Index was down 6.35%. Japan's long-term economic prospects remained hampered by the country's troubled financial services sector.

Value stocks dominated growth issues during the fiscal year. AQR and The Boston Company, for example, both outperformed the benchmark. Market-oriented managers performed better at times due to their constant exposure to countries and sectors otherwise under- or overweighted by active managers. However, the Fund's slight bias towards companies whose share prices are more volatile than the index resulted in a marginal lag.

The performance of the Fund's more aggressive growth manager, Oechsle, trailed the benchmark as the market favored the more defensive companies preferred by the value managers.

While the Fund enjoyed generally effective security selection by its value managers, this was offset by several large sell offs of underperforming stocks held by the Fund's growth managers including Vivendi, Elan, and KPN. These losses contributed to a material portion of the Fund's underperformance in the period.

During second quarter 2002, some mandates were modified, allowing the Fund's managers to invest in emerging markets. Though investment in emerging markets was limited to 5% of the Fund's net assets, this contributed to positive performance as emerging markets provided some of the highest returns of any asset class over this time period.

AQR Capital Management, LLC was hired in June to replace a product being discontinued by JP Morgan. AQR's approach is quantitatively driven and introduced a marginally higher emphasis on country allocation, as well as the use of currency hedging.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Shell Transport & Trading Co. PLC	1.9%
Vodafone Group PLC	1.7
GlaxoSmithKline PLC	1.6
Total Fina Elf SA	1.5
Novartis AG	1.4
ENI-Ente Nazionale Idrocarburi SpA	1.4
Canon, Inc.	1.2
Nestle SA	1.2
HSBC Holdings PLC	1.2
BP PLC	1.0

Portfolio Characteristics

	**September 30, 2002
Current P/E Ratio	14.82x
Portfolio Price/Book Ratio	1.60x
Market Capitalization - $-Weighted Average	26.5 Bil
Number of Holdings	650

Money Managers	Styles
AQR Capital Management, LLC	Value
Fidelity Management & Research Co.	Growth
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** As of the date of publishing, the portfolio characteristics as of December 31, 2002 were not available.

‡‡ Salomon Smith Barney BMI Index ex-US is a comprehensive float-weighted equity index consisting of every company with an investable market capitalization of over $100 million in 22 countries. This Index has broader representation than the MSCI EAFE Index.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Non-U.S. Fund

Statement of Net Assets—December 31, 2002

	Number of Shares	Market Value (000) $
Common Stocks - 90.3%		
Australia - 3.0%		
Alumina, Ltd.	900	2
Amcor, Ltd.	15,900	76
AMP, Ltd.	15,800	99
Australia & New Zealand Banking Group, Ltd. (Æ)	65,759	642
Australian Stock Exchange, Ltd.	1,600	10
BHP Billiton, Ltd.	137,308	785
BHP Steel, Ltd. (Æ)	12,332	22
Billabong International, Ltd.	16,900	66
Boral, Ltd.	16,000	39
BRL Hardy, Ltd.	1,400	6
CFS Gandel Retail Trust	20,970	16
Coca-Cola Amatil, Ltd.	13,783	41
Coles Myer, Ltd.	2,500	9
Commonwealth Bank of Australia	11,200	170
Commonwealth Property Office Fund	12,062	8
CSR, Ltd.	15,600	56
David Jones, Ltd.	10,200	6
Deutsche Office Trust	11,100	7
Foodland Associated, Ltd.	1,400	14
Foster's Group, Ltd.	19,780	50
Futuris Corp., Ltd.	1,700	1
General Property Trust	12,200	20
Goodman Fielder, Ltd.	5,000	5
Harvey Norman Holdings, Ltd.	13,600	20
Iluka Resources, Ltd.	2,100	5
Insurance Australia Group, Ltd.	22,200	34
John Fairfax Holdings, Ltd.	15,300	28
Leighton Holdings, Ltd.	9,100	52
Macquarie Bank, Ltd.	2,600	35
Macquarie Infrastructure Group	6,900	12
Metcash Trading, Ltd.	21,189	24
MIM Holdings, Ltd.	4,700	4
National Australia Bank, Ltd.	21,300	381
Newcrest Mining, Ltd.	2,000	8
News Corp., Ltd.	23,679	153
OneSteel, Ltd.	8,100	8
Orica, Ltd.	3,000	18
Origin Energy, Ltd.	1,800	4
PaperlinX, Ltd.	3,400	10
Patrick Corp., Ltd. (Æ)	6,300	46
Perpetual Trustees Australia, Ltd.	1,600	29
Publishing & Broadcasting, Ltd.	5,100	25
Qantas Airways, Ltd.	8,600	19
QBE Insurance Group, Ltd.	18,700	86
Rio Tinto, Ltd.	4,400	84
Santos, Ltd.	143,600	487
Southcorp, Ltd.	1,200	3
Stockland Trust Group	3,400	9
Suncorp-Metway, Ltd.	3,400	21
TABCORP Holdings, Ltd.	1,500	9
Telstra Corp., Ltd.	23,200	58
Wesfarmers, Ltd.	4,600	69
Westfield America Trust	15,000	18
Westfield Holdings, Ltd.	7,800	59
Westfield Trust	9,800	19
Westpac Banking Corp.	19,300	149
WMC Resources, Ltd. (Æ)	4,600	11
Woodside Petroleum, Ltd.	1,700	12
Woolworths, Ltd.	10,700	69
		4,228
Austria - 0.0%		
Telekom Austria AG (Æ)	1,300	13
Belgium - 1.3%		
Delhaize Group	900	17
Dexia	30,310	376
Dexia	22,500	276
Electrabel	113	27
Fortis	3,800	67
Fortis	48,281	844
KBC Bancassurance Holding	900	29
Solvay SA Class A (Æ)	2,220	153
		1,789
Brazil - 0.2%		
Petroleo Brasileiro SA - Petrobras - ADR	14,320	214
Canada - 0.8%		
Abitibi-Consolidated, Inc.	2,700	21
Alcan, Inc.	1,400	41
Bank of Montreal	2,000	53
Bank of Nova Scotia	2,300	77
Barrick Gold Corp.	2,100	32
BCE, Inc.	901	16
Biovail Corp. (Æ)	100	3
Bombardier, Inc. Class B	4,900	17
Brascan Corp.	500	10
CAE, Inc.	1,100	3
Canada Life Financial Corp.	200	5
Canadian Imperial Bank of Commerce	1,800	50
Canadian National Railway Co.	800	33
Canadian Natural Resources, Ltd.	600	18
Canadian Pacific Railway, Ltd.	700	14
Canadian Tire Corp. Class A	600	12
Celestica, Inc. (Æ)	400	6
CP Ships, Ltd.	600	8
Descartes Systems Group, Inc. (The)	500	2
Dofasco, Inc.	900	16
Domtar, Inc.	1,200	12
Enbridge, Inc.	400	11
Encana Corp.	1,900	59
Fairmont Hotels & Resorts, Inc.	400	9

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Falconbridge, Ltd.	500	5
Fording, Inc.	200	4
George Weston, Ltd.	200	11
Hudson's Bay Co.	2,400	14
Husky Energy, Inc.	1,400	15
Imperial Oil, Ltd.	700	20
Inco, Ltd. (Æ)	1,000	21
Intrawest Corp.	200	2
Investors Group, Inc.	600	10
Loblaw Cos., Ltd.	200	7
Magna International, Inc. Class A	300	17
Manulife Financial Corp.	1,801	39
Molson, Inc. Class A	300	6
National Bank of Canada	1,100	22
Nexen, Inc.	600	13
Noranda, Inc.	1,400	13
Nortel Networks Corp.	14,500	23
Nova Chemicals Corp.	300	5
Onex Corp.	200	2
Petro-Canada	900	28
Placer Dome, Inc.	400	5
Potash Corp. of Saskatchewan	200	13
Power Corp. Of Canada	500	11
Power Financial Corp.	600	14
Precision Drilling Corp. (Æ)	200	6
Quebecor World, Inc.	200	4
Quebecor, Inc. Class B (Æ)	900	8
Royal Bank of Canada	3,000	110
Royal Group Technologies, Ltd. (Æ)	800	8
Shell Canada, Ltd.	500	16
Sun Life Financial Services of Canada, Inc.	2,700	46
Suncor Energy, Inc.	1,900	30
Talisman Energy, Inc.	600	22
Thomson Corp. (The)	900	24
TransCanada PipeLines, Ltd.	2,000	29
		1,151
China - 0.2%		
Byd Co., Ltd. (Æ)	8,500	17
China Oilfield Services, Ltd. (Æ)	46,000	11
PetroChina Co., Ltd.	1,014,400	202
		230
Denmark - 0.4%		
Dampskinsselkabat AF 1912 Class B	1	7
Danske Bank A/S	11,900	197
DSV DE Sammenslut Vogn A/S	250	6
FLS Industries A/S Class B (Æ)	1,200	10
ISS A/S (Æ)	8,250	297
Novo-Nordisk A/S Class B	1,800	52
TDC A/S (Æ)	1,200	29
		598
Finland - 1.7%		
Fortum Oyj	41,200	270
Nokia OYJ	69,970	1,112
Nokia OYJ - ADR	21,708	336
Sampo Oyj Class A	69,594	529
Stora Enso Oyj Class R	2,700	28
UPM-Kymmene Oyj	1,600	51
		2,326
France - 8.5%		
Accor SA	11,481	348
Air France	24,284	235
Air Liquide	91	12
Alstom (Æ)	3,000	15
Aventis SA	19,929	1,083
AXA	29,140	391
BNP Paribas	22,984	937
Carrefour SA	12,174	542
Casino Guichard Perrachon SA	650	48
Christian Dior SA	4,200	141
Cie de Saint-Gobain	5,228	153
Cie Generale D'Optique Essilor International SA	6,191	255
CNP Assurances (Æ)	3,610	134
Credit Lyonnais SA	300	17
L'Oreal SA	4,108	313
Lafarge SA	675	51
Lagardere S.C.A.	500	20
LVMH Moet Hennessy Louis Vuitton SA	11,605	477
Michelin (C.G.D.E.) Class B	12,273	423
Pechiney SA Class A	8,750	307
Pernod-Ricard	7,600	736
Peugeot SA (Æ)	1,800	73
Sanofi-Synthelabo SA	400	24
Schneider Electric SA (Æ)	8,033	380
Societe Assurances Generales de France (Æ)	9,074	304
Societe Generale Class A	2,050	119
Societe Television Francaise 1	4,240	113
Suez SA	10,920	190
Thomson/ex-TMM (Æ)	15,000	256
Total Fina Elf SA	14,902	2,127
Total Fina Elf SA - ADR	10,816	773
Valeo SA	3,536	111
Vivendi Universal SA	34,272	554
		11,662
Germany - 3.8%		
Adidas-Salomon AG (Æ)	500	43
Allianz AG	1,100	105
Altana AG	2,200	100
BASF AG	6,500	246
Bayer AG	24,792	532

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Beiersdorf AG	700	78
Continental AG	600	9
DaimlerChrysler AG	4,500	139
Deutsche Bank AG	5,200	240
Deutsche Boerse AG	5,380	215
Deutsche Lufthansa AG (Æ)	23,823	219
Deutsche Post AG	48,990	514
Deutsche Telekom AG	800	10
E.ON AG	13,569	548
Gehe AG	1,500	58
KarstadtQuelle AG	25,600	443
Linde AG	600	22
MAN AG (Æ)	4,100	57
Merck KGaA	600	16
Metro AG	600	14
Muenchener Rueckversicherungs AG	1,852	222
Schering AG	7,500	326
Siemens AG	4,800	204
Volkswagen AG	25,795	940
		5,300
Greece - 0.3%		
Hellenic Telecommunications Organization SA	4,000	44
Hellenic Telecommunications Organization SA - ADR	67,305	359
		403
Hong Kong - 1.8%		
Bank of East Asia	5,000	9
Cathay Pacific Airways, Ltd.	12,000	16
Cheung Kong Holdings, Ltd.	22,000	143
Cheung Kong Infrastructure Holdings, Ltd.	7,000	12
China Mobile, Ltd. (Æ)	100,000	239
CLP Holdings, Ltd.	20,200	81
Dairy Farm International Holdings, Ltd. (Æ)	9,000	9
Esprit Holdings, Ltd.	28,500	48
Giordano International, Ltd. (Æ)	8,000	3
Hang Lung Properties, Ltd.	9,000	9
Hang Seng Bank, Ltd.	7,900	84
Henderson Land Development	9,000	27
Hong Kong & China Gas	66,700	86
Hong Kong Electric Holdings	8,500	32
Hong Kong Exchanges and Clearing, Ltd.	202,000	254
Hutchison Whampoa, Ltd.	56,000	350
JCG Holdings, Ltd.	14,000	7
Johnson Electric Holdings	20,000	22
MTR Corp.	219,192	232
New World Development, Ltd.	5,000	2
Shangri-La Asia, Ltd. (Æ)	4,000	3
SmarTone Telecommunications Holding, Ltd.	11,094	12
Sun Hung Kai Properties, Ltd.	74,000	437
Swire Pacific, Ltd. Class A	77,000	295
Television Broadcasts, Ltd.	2,000	6
Wharf Holdings, Ltd.	25,000	47
Wing Hang Bank, Ltd.	3,500	11
		2,476
Ireland - 1.0%		
Bank of Ireland	112,688	1,158
CRH PLC	15,800	196
		1,354
Italy - 4.5%		
Autostrade Concessioni e Costruzioni Autostrade SpA	32,400	322
Banca Popolare di Bergamo Credito Varesino SCRL	15,602	278
Banca Popolare di Milano SCRL	14,300	52
Banco Popolare di Verona e Novara SCRL (Æ)	27,870	311
Benetton Group SpA (Æ)	6,200	55
Enel SpA	17,300	90
ENI-Ente Nazionale Idrocarburi SpA	120,945	1,923
Fiat SpA	1,800	15
Finmeccanica SpA	730,740	405
IntesaBci SpA (Æ)	176,397	372
Italcementi SpA	7,400	75
Luxottica Group SpA	200	3
Mediaset SpA	85,193	649
Parmalat Finanziaria SPA (Æ)	25,000	60
Riunione Adriatica di Sicurta SpA (Æ)	11,090	135
Sanpaolo IMI SpA	35,205	229
Telecom Italia SpA	144,272	728
Telecom Italia SpA	18,600	141
TIM SpA	56,929	260
UniCredito Italiano SpA	13,700	55
		6,158
Japan - 19.6%		
77 Bank, Ltd. (The)	69,000	283
Acom Co., Ltd.	420	14
Aeon Co., Ltd. (Æ)	2,100	50
Aiful Corp.	8,600	323
Alps Electric Co., Ltd.	4,000	44
Amano Corp.	1,000	6
Aoyama Trading Co., Ltd.	2,600	37
Asahi Kasei Corp.	7,000	17
Autobacs Seven Co., Ltd.	800	16
Bank of Yokohama, Ltd. (The)	23,000	91
Bridgestone Corp.	45,000	557
Brother Industries, Ltd.	3,000	19
Canon, Inc.	45,000	1,695
Central Glass Co., Ltd.	8,000	36
Central Japan Railway Co.	7	44
Chubu Electric Power Co., Inc.	3,800	68
Citizen Watch Co., Ltd.	10,000	45

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Credit Saison Co., Ltd.	40,200	686
CSK Corp.	3,400	71
Dai Nippon Printing Co., Ltd.	4,000	44
Daikin Industries, Ltd.	5,000	79
Daimaru, Inc.	5,000	15
Dainippon Ink and Chemicals, Inc.	2,000	3
Dainippon Screen Manufacturing Co., Ltd.	3,000	10
Daito Trust Construction Co., Ltd.	3,800	84
Daiwa House Industry Co., Ltd.	1,000	6
Daiwa Securities Group, Inc.	20,000	89
Denki Kagaku Kogyo K K	26,000	57
Denso Corp.	4,400	72
Dowa Mining Co.	16,000	67
East Japan Railway Co.	128	635
Eisai Co., Ltd.	21,600	485
FamilyMart	1,300	25
Fast Retailing Co., Ltd.	2,600	92
Fuji Electric Co., Ltd.	17,000	30
Fuji Heavy Industries, Ltd.	24,900	99
Fuji Machine Manufacturing Co., Ltd.	16,000	151
Fuji Photo Film Co., Ltd.	9,000	294
Fujitsu Support and Service, Inc.	700	8
Funai Electric Co., Ltd.	500	58
Gunze, Ltd.	12,000	44
Hankyu Department Stores	1,000	5
Heiwa Corp.	3,900	57
Hino Motors, Ltd.	16,000	55
Hitachi Chemical Co., Ltd.	6,100	52
Hitachi, Ltd.	9,000	35
Honda Motor Co., Ltd.	28,200	1,043
Hosiden Corp.	3,000	23
Hoya Corp.	2,800	196
Ibiden Co., Ltd.	2,300	25
Ito-Yokado Co., Ltd.	9,000	265
Itochu Corp.	35,000	76
Jafco Co., Ltd.	1,400	61
Japan Tobacco, Inc.	9	60
JFE Holdings, Inc. (Æ)	1,000	12
JGC Corp.	13,000	73
JSR Corp.	5,000	50
Kansai Electric Power Co., Inc. (The)	2,500	38
Kao Corp.	32,000	702
Kawasaki Heavy Industries, Ltd.	16,000	13
Kawasaki Kisen Kaisha, Ltd.	12,000	21
KDDI Corp.	39	127
Keyence Corp.	500	87
Kobayashi Pharmaceutical Co., Ltd.	900	31
Konami Corp.	13,800	319
Konica Corp.	1,000	7
Koyo Seiko Co., Ltd.	7,000	31
Kubota Corp.	2,000	5
Kyocera Corp.	3,100	181
Kyushu Electric Power Co., Inc.	1,600	23
Lawson, Inc.	11,600	280
Mabuchi Motor Co., Ltd.	7,000	644
Makita Corp.	4,000	29
Matsumotokiyoshi Co., Ltd.	12,400	579
Matsushita Electric Industrial Co., Ltd.	52,000	513
Meitec Corp.	1,300	32
Millea Holdings, Inc. (Æ)	7	50
Minebea Co., Ltd.	70,000	244
Minolta Co., Ltd.	19,000	82
Mitsubishi Corp.	3,000	18
Mitsubishi Electric Corp.	16,000	37
Mitsubishi Estate Co., Ltd.	5,000	38
Mitsubishi Heavy Industries, Ltd.	24,000	59
Mitsubishi Tokyo Financial Group, Inc.	49	266
Mitsui & Co., Ltd.	35,000	163
Mitsui Chemicals, Inc.	25,000	111
Mitsui Engineering & Shipbuilding	9,000	7
Mitsui Fudosan Co., Ltd.	1,000	6
Mitsui O.S.K. Lines, Ltd.	58,000	120
Mitsui Sumitomo Insurance Co., Ltd.	10,000	46
Mitsui Trust Holdings, Inc. (Æ)	9,000	15
Mitsumi Electric Co., Ltd.	1,300	12
Mizuho Holdings, Inc.	54	51
Murata Manufacturing Co., Ltd.	8,400	329
Namco, Ltd.	1,300	22
NGK Insulators, Ltd.	5,000	27
Nichicon Corp.	6,700	78
Nichirei Corp.	1,000	3
Nidec Corp.	300	19
Nikko Cordial Corp.	26,000	88
Nikon Corp. (Æ)	12,000	90
Nintendo Co., Ltd.	1,500	140
Nippon Express Co., Ltd.	153,000	600
Nippon Meat Packers, Inc.	1,000	10
Nippon Oil Corp.	8,000	36
Nippon Sanso Corp.	8,000	24
Nippon Shokubai Kagaku Kogyo Co.	4,000	17
Nippon Steel Corp. (Æ)	2,000	2
Nippon Telegraph & Telephone Corp.	99	360
Nippon Yusen Kabushiki Kaisha	12,000	40
Nishimatsu Construction Co., Ltd.	38,000	112
Nishimatsuya Chain Co., Ltd.	700	17
Nissan Motor Co., Ltd.	135,300	1,056
Nisshin Seifun Group, Inc.	1,000	7
Nitto Denko Corp.	2,400	68
NOK Corp.	16,000	177
Nomura Holdings, Inc.	40,000	450
NTN Corp.	6,000	21
NTT DoCoMo, Inc.	60	111
Olympus Optical Co., Ltd.	2,000	33
ORIX Corp.	4,900	316
Pioneer Corp.	7,200	135
Promise Co., Ltd.	100	4
Resona Holdings, Inc. (Æ)	16,000	9
Ricoh Co., Ltd.	12,000	197
Rinnai Corp.	20,000	456

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Rohm Co., Ltd.	3,800	484
Sammy Corp.	1,300	26
Sankyo Co., Ltd.	1,600	40
Seino Transportation Co., Ltd.	8,000	47
Seven - Eleven Japan	2,000	61
SFCG Co., Ltd.	2,900	210
Sharp Corp.	2,000	19
Shimachu Co., Ltd.	7,100	144
Shin-Etsu Chemical Co., Ltd.	33,800	1,108
Shionogi & Co., Ltd.	2,000	28
Shiseido Co., Ltd.	3,000	39
Showa Shell Sekiyu KK	700	5
Skylark Co., Ltd.	25,100	333
SMC Corp.	1,000	94
Sompo Japan Insurance, Inc.	7,000	41
Sony Corp.	9,000	376
Stanley Electric Co., Ltd.	15,000	167
Sumisho Lease Co., Ltd.	3,000	35
Sumitomo Bakelite Co., Ltd.	50,000	206
Sumitomo Chemical Co., Ltd.	26,000	103
Sumitomo Corp.	6,000	26
Sumitomo Electric Industries, Ltd.	15,000	97
Sumitomo Heavy Industries, Ltd.	22,000	12
Sumitomo Mitsui Financial Group, Inc.	29	91
Sumitomo Trust & Banking Co., Ltd. (The)	19,000	77
Suzuken Co., Ltd.	700	17
Taiyo Yuden Co., Ltd.	4,000	42
Takeda Chemical Industries, Ltd.	29,300	1,225
Takefuji Corp.	440	25
TDK Corp.	5,400	218
Terumo Corp.	6,000	83
THK Co., Ltd.	5,000	55
TIS, Inc.	1,900	28
Tohoku Electric Power Co., Inc.	4,200	62
Tokyo Broadcasting System, Inc.	100	1
Tokyo Electric Power Co., Inc.	12,800	243
Tokyo Electron, Ltd.	2,800	127
Tokyo Gas Co., Ltd.	72,000	226
Tokyo Seimitsu Co., Ltd.	200	5
TonenGeneral Sekiyu KK (Æ)	3,000	20
Toppan Printing Co., Ltd.	6,000	45
Toshiba Corp. (Æ)	11,000	34
Tosoh Corp. (Æ)	35,000	84
Tostem Inax Holding Corp.	1,000	15
Toyo Seikan Kaisha, Ltd.	3,000	36
Toyoda Gosei Co., Ltd.	4,400	83
Toyota Motor Corp.	20,000	538
Trend Micro, Inc. (Æ)	500	9
UMC Japan (Æ)	34	22
Uni-Charm Corp.	2,800	111
UNY Co., Ltd.	8,000	78
Victor Co. of Japan, Ltd.	3,000	20
West Japan Railway Co.	8	28
World Co., Ltd.	1,600	31
Yahoo Japan Corp. (Æ)	2	25
Yakult Honsha Co., Ltd.	9,000	103
Yamaha Corp.	1,300	12
Yamaha Motor Co., Ltd.	79,000	652
Yamanouchi Pharmaceutical Co., Ltd.	1,800	52
Yokogawa Electric Corp.	9,000	56
		26,958
Luxembourg - 0.2%		
Arcelor (Æ)	26,872	330
Mexico - 0.2%		
Telefonos de Mexico SA de CV - ADR	8,550	273
Netherlands - 5.1%		
ABN Amro Holding NV	43,335	709
Aegon NV	2,700	35
Akzo Nobel NV	17,803	565
ASML Holding NV (Æ)	11,260	94
Buhrmann NV	35,872	157
DSM NV	1,500	68
Euronext NV	17,430	379
European Aeronautic Defense and Space Co. (Æ)	9,000	93
Hagemeyer	1,500	11
Heineken NV	5,894	230
Hunter Douglas NV	10,764	322
ING Groep NV	30,350	514
KLM-Koninklijke Luchtvaart Mij NV	1,500	14
Koninklijke Ahold NV (Æ)	49,142	624
Koninklijke Philips Electronics NV	18,600	329
Koninklijke Philips Electronics NV	23,219	407
OCE NV	1,500	17
Royal Dutch Petroleum Co.	5,550	244
Royal KPN NV (Æ)	65,401	426
Stork NV	20,438	124
TPG NV	2,700	44
Unilever NV	8,623	530
Vedior NV	29,714	170
VNU NV (Æ)	15,415	402
Wolters Kluwer NV	28,989	505
		7,013
New Zealand - 0.3%		
Telecom Corp. of New Zealand, Ltd.	183,696	435
Warehouse Group, Ltd.	9,600	37
		472
Norway - 0.8%		
DnB Holding ASA	59,400	280
Gjensidige NOR ASA (Æ)	3,110	102
Statoil ASA	71,240	602
Tandberg ASA (Æ)	14,428	83
		1,067

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
Portugal - 0.5%		
Electricidade de Portugal SA	185,980	310
Portugal Telecom SGPS SA	65,065	447
		757
Singapore - 1.4%		
CapitaLand, Ltd.	23,000	15
City Developments, Ltd.	9,000	22
Creative Technology, Ltd.	22,950	162
Cycle & Carriage, Ltd.	1,900	4
DBS Group Holdings, Ltd.	117,825	747
Fraser & Neave, Ltd. (Æ)	3,000	13
Great Eastern Holdings, Ltd.	2,000	10
Haw Par Brothers International, Ltd.	713	1
Keppel Corp., Ltd.	13,000	28
MobileOne Asia, Ltd. (Æ)	437,000	307
NatSteel, Ltd. (Æ)	12,000	14
Oversea-Chinese Banking Corp.	10,000	56
Overseas Union Enterprise, Ltd.	2,000	7
SembCorp Logistics, Ltd. (Æ)	12,000	11
SembCorp Marine, Ltd.	8,000	4
Singapore Airlines, Ltd.	6,000	35
Singapore Exchange, Ltd.	7,000	5
Singapore Land, Ltd.	2,000	4
Singapore Press Holdings, Ltd.	6,000	63
Singapore Telecommunications, Ltd.	34,000	24
United Overseas Bank, Ltd.	62,600	426
United Overseas Land, Ltd. (Æ)	7,000	6
Venture Corp., Ltd. (Æ)	2,000	16
		1,980
South Korea - 0.4%		
Korea Electric Power Corp. - ADR	30,900	263
Samsung Electronics Co., Ltd. - GDR (144A)	1,672	223
		486
Spain - 3.5%		
Acerinox SA	7,358	270
Altadis SA	38,400	876
Banco Bilbao Vizcaya Argentaria SA	18,100	173
Banco Popular Espanol	4,600	188
Banco Santander Central Hispano SA	76,885	528
Cia Espanola de Petroleos	400	7
Corp Mapfre SA	17,730	144
Endesa SA	65,002	761
Fomento de Construcciones Y Contratas SA	8,000	180
Grupo Dragados SA	15,000	255
NH Hoteles SA (Æ)	1,400	12
Repsol YPF SA - ADR	40,439	529
Telefonica SA (Æ)	105,993	949
		4,872
Sweden - 2.6%		
Assa Abloy AB Class B	35,200	402
Atlas Copco AB Class A	1,600	31
Atlas Copco AB Class B	1,300	23
Autoliv, Inc.	14,071	288
Electrolux AB Series B	2,500	39
Hennes & Mauritz AB Class B (Æ)	22,010	424
Investor AB Class B	49,820	297
Nordea AB (Æ)	65,169	287
Sandvik AB (Æ)	2,000	45
Securitas AB Class B	14,230	170
Skandinaviska Enskilda Banken AB Class A	2,400	20
Skanska AB Class B (Æ)	2,000	12
Svenska Cellulosa AB Class B (Æ)	8,270	279
Svenska Handelsbanken Class A	21,700	289
Swedish Match AB	30,500	240
Telefonaktiebolaget LM Ericsson Class B (Æ)	440,416	308
TeliaSonera AB	96,298	363
Volvo AB Series A	1,800	28
Volvo AB Series B	2,200	36
		3,581
Switzerland - 5.7%		
Adecco SA	8,793	345
Barry Callebaut AG	2,113	246
Ciba Specialty Chemicals AG	250	17
Clariant AG	28,470	455
Credit Suisse Group (Æ)	3,400	74
Givaudan	579	260
Holcim, Ltd.	2,335	424
Nestle SA	7,862	1,666
Novartis AG	53,021	1,934
PubliGroupe SA (Æ)	35	6
Roche Holding AG	9,930	692
Sulzer AG	283	38
Swiss Reinsurance	3,487	229
Swisscom AG	1,046	303
Syngenta AG (Æ)	4,139	240
Synthes-Stratec, Inc. (Æ)	281	172
UBS AG	14,760	717
Valora Holding AG	119	23
Zurich Financial Services AG	207	19
		7,860
Taiwan - 0.2%		
United Microelectronics Corp. - ADR (Æ)	63,450	213

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Number of Shares	Market Value (000) $
United Kingdom - 22.3%		
3i Group PLC	71,180	636
Abbey National PLC	700	6
Alliance & Leicester PLC (Æ)	800	10
Allied Domecq PLC	130,950	837
Amersham PLC	10,450	94
Amvescap PLC	700	4
Anglo American PLC	14,000	208
AstraZeneca PLC	10,893	389
AstraZeneca PLC	14,800	520
Aviva PLC	15,800	113
BAA PLC	28,498	231
BAE Systems PLC	268,346	536
Barclays PLC	213,634	1,324
Barratt Developments PLC	11,800	74
BBA Group PLC	30,880	92
BG Group PLC	99,100	428
BHP Billiton PLC	26,300	140
BOC Group PLC	48,481	693
Boots Co. PLC	13,500	127
BP PLC	198,900	1,367
Brambles Industries PLC	7,500	18
British Airways PLC (Æ)	11,900	26
British American Tobacco PLC	13,520	135
British Land Co. PLC	500	4
British Sky Broadcasting PLC (Æ)	84,387	868
BT Group PLC	108,479	341
Bunzl PLC	76,544	468
Burberry Group PLC (Æ)	74,732	270
Cable & Wireless PLC	4,700	3
Cadbury Schweppes PLC	116,463	726
Centrica PLC	180,000	496
Compass Group PLC	56,380	300
Corus Group PLC (Æ)	50,000	22
Davis Service Group PLC	1,300	6
Debenhams PLC	55,600	249
Diageo PLC	49,878	542
Dixons Group PLC	3,300	8
EMI Group PLC	500	1
Exel PLC	1,400	16
FirstGroup PLC	15,600	59
Gallaher Group PLC	7,150	71
GKN PLC	170,950	552
GlaxoSmithKline PLC	117,588	2,256
Granada PLC	2,800	4
HBOS PLC	55,500	585
Hilton Group PLC	4,200	11
HSBC Holdings PLC	145,655	1,610
HSBC Holdings PLC	8,400	92
IMI PLC	16,700	71
Imperial Chemical Industries PLC	10,700	40
Imperial Tobacco Group PLC	14,851	252
J Sainsbury PLC	135,500	608
Johnston Press PLC	6,100	36
Kelda Group PLC	18,700	128
Kingfisher PLC	123,213	441
Land Securities Group PLC	900	11
Lloyds TSB Group PLC	32,600	234
Man Group PLC	9,470	135
Marks & Spencer Group PLC	98,258	498
Morgan Crucible Co.	187,592	151
MyTravel Group PLC	21,000	7
National Grid Transco PLC	28,109	207
Northern Foods PLC	1,800	5
Northern Rock PLC	11,320	120
Old Mutual PLC	179,000	254
P&O Princess Cruises PLC	2,100	15
Peninsular and Oriental Steam Navigation Co. (The) (Æ)	400	1
Pennon Group PLC	4,300	45
Pilkington PLC	34,900	33
Prudential PLC	37,000	261
Rank Group PLC	6,900	30
Reed Elsevier PLC	93,440	800
Reuters Group PLC (Æ)	1,800	5
Rexam PLC	15,300	104
Rio Tinto PLC	30,524	609
RMC Group PLC	1,900	11
Rolls-Royce PLC	9,200	16
Royal & Sun Alliance Insurance Group	33,200	65
Royal Bank of Scotland Group PLC	24,723	592
Safeway PLC	13,100	45
Scottish & Southern Energy PLC	45,905	503
Severn Trent PLC	1,600	18
Shell Transport & Trading Co. PLC	389,106	2,561
Signet Group PLC	19,900	22
Six Continents PLC	11,800	95
South African Breweries PLC	1,100	8
Stagecoach Group PLC	44,800	21
Tate & Lyle PLC	17,100	87
Taylor Woodrow PLC (Æ)	6,000	16
TI Automotive, Ltd., (Æ)(Ÿ)	19,900	—
Tomkins PLC	21,900	67
Trinity Mirror PLC	8,400	58
Unilever PLC	120,920	1,150
United Business Media PLC	28,861	135
United Utilities PLC	12,200	123
Vodafone Group PLC	1,276,077	2,326
Whitbread PLC	4,800	42
Wimpey George PLC	14,600	63
Wolseley PLC	500	4
WPP Group PLC	3,200	24
		30,721
Total Common Stocks (cost $142,166)		124,485

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

	Notional Amount (000) $	Market Value (000) $
Options Purchased - 0.5%		
(Number of Contracts)		
Luxembourg - 0.4%		
Amsterdam Exchanges Index Futures		
Jan 2003 328.60 Call (4)	276	420
Bel20 Index Futures		
Jan 2003 1,996.01 Call (12)	503	133
Switzerland - 0.1%		
Swiss Market Index Futures		
Mar 2003 4,865.00 Put (14)	493	74
Total Options Purchased (cost $583)		627
	Number of Shares	
Preferred Stocks - 0.5%		
Australia - 0.0%		
News Corp., Ltd.	14,591	78
Brazil - 0.2%		
Telecomunicacoes Brasileiras SA - ADR	12,100	226
Germany - 0.3%		
Hugo Boss AG	8,850	93
ProSieben SAT.1 Media AG (Æ)	14,800	101
Wella AG (Æ)	3,870	231
		425
Total Preferred Stocks (cost $942)		729
	Principal Amount (000) $	
Short-Term Investments - 8.6%		
United States - 8.6%		
Frank Russell Investment Company Money Market Fund (Ç)	9,057	9,057
United States Treasury Bills 1.630% due 03/20/03 (ÿ)(§)	1,300	1,296
United States Treasury Bills 1.180% due 03/20/03 (ÿ)(§)	1,500	1,496
Total Short-Term Investments (cost $11,849)		11,849
Total Investments - 99.9% (identified cost $155,540)		137,690
Other Assets and Liabilities, Net - 0.1%		150
Net Assets - 100.0%		137,840

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
CAC-40 Index (France) expiration date 03/03 (36)	1,160	(26)
DAX Index (Germany) expiration date 03/03 (10)	762	(65)
EUR STOXX 50 Index (EU) expiration date 03/03 (70)	1,759	(122)
FTSE-100 Index (UK) expiration date 03/03 (74)	4,663	(69)
Hang Seng Index (Hong Kong) expiration date 01/03 (20)	1,191	(29)
TOPIX Index (Japan) expiration date 03/03 (65)	4,570	(147)
Short Positions		
CAC-40 Index (France) expiration date 01/03 (12)	386	13
IBEX Plus Index (Spain) expiration date 01/03 (3)	189	9
MIB 30 Index (Italy) expiration date 03/03 (5)	627	23
SPI 200 Index (Australia) expiration date 03/03 (6)	255	(2)
TSE-60 Index (Canada) expiration date 03/03 (9)	427	1
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		(414)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

Options Written (Number of Contracts)	Notional Amount (000) $	Market Value (000) $
Luxembourg		
Amsterdam Exchanges Index Futures		
Jan 2003 328.60 Put (4)	276	(424)
Bel20 Index Futures		
Jan 2003 1,996.01 Put (12)	503	(126)
Switzerland		
Swiss Market Index Futures		
Mar 2003 4,865.00 Call (14)	493	(51)
Total Liability for Options Written (premiums received $583)		(601)

Industry Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Auto and Transportation	7.5	10,345
Consumer Discretionary	11.9	16,460
Consumer Staples	8.7	12,003
Financial Services	18.2	25,173
Health Care	6.8	9,399
Integrated Oils	5.9	8,135
Materials and Processing	8.8	12,097
Miscellaneous	1.6	2,196
Options	0.5	627
Other Energy	3.4	4,713
Producer Durables	4.3	5,910
Technology	3.1	4,225
Utilities	10.6	14,558
Short-Term Investments	8.6	11,849
Total Investments	99.9	137,690
Other Assets and Liabilities, Net	0.1	150
Net Assets	100.0	137,840

Geographic Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Asia	7.4	10,168
Europe	40.2	55,513
Japan	19.6	26,958
Latin America	0.5	713
Options	0.5	627
Other	0.8	1,141
United Kingdom	22.3	30,721
Short-Term Investments	8.6	11,849
Total Investments	99.9	137,690
Other Assets and Liabilities, Net	0.1	150
Net Assets	100.0	137,840

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Net Assets, continued—December 31, 2002

Forward Foreign Currency Exchange Contracts

Amount Sold (000)		Amount Bought (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000) $
USD	112	AUD	200	03/19/03	—
USD	703	CAD	1,100	03/19/03	(10)
USD	30	CHF	42	01/07/03	—
USD	31	CHF	43	01/07/03	—
USD	31	CHF	43	01/07/03	—
USD	43	CHF	59	01/07/03	—
USD	46	CHF	64	01/07/03	—
USD	77	CHF	107	01/07/03	—
USD	31	DKK	222	01/07/03	—
USD	2	EUR	2	01/07/03	—
USD	29	EUR	27	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	30	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	29	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	31	EUR	30	01/07/03	—
USD	32	EUR	30	01/07/03	—
USD	32	EUR	31	01/07/03	—
USD	33	EUR	32	01/07/03	—
USD	33	EUR	32	01/07/03	—
USD	36	EUR	34	01/07/03	—
USD	37	EUR	35	01/07/03	—
USD	41	EUR	39	01/07/03	—
USD	52	EUR	50	01/07/03	—
USD	62	EUR	59	01/07/03	—
USD	65	EUR	62	01/07/03	—
USD	71	EUR	68	01/07/03	—
USD	85	EUR	81	01/07/03	—
USD	209	EUR	200	03/19/03	—
USD	510	EUR	500	03/19/03	13
USD	806	EUR	800	03/19/03	32
USD	3,565	EUR	3,500	03/19/03	95
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	31	GBP	19	01/07/03	—
USD	32	GBP	20	01/07/03	—
USD	34	GBP	21	01/07/03	—
USD	42	GBP	26	01/07/03	—

Forward Foreign Currency Exchange Contracts

Amount Sold (000)		Amount Bought (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000) $
USD	43	GBP	27	01/07/03	—
USD	44	GBP	28	01/07/03	
USD	55	GBP	34	01/07/03	—
USD	62	GBP	38	01/07/03	—
USD	66	GBP	41	01/07/03	—
USD	91	GBP	57	01/07/03	—
USD	92	GBP	58	01/07/03	—
USD	114	GBP	71	01/07/03	—
USD	135	GBP	84	01/07/03	—
USD	641	GBP	400	03/19/03	—
USD	626	GBP	400	03/19/03	14
USD	2,690	GBP	1,700	03/19/03	32
USD	38	JPY	4,441	01/08/03	—
USD	29	JPY	3,423	01/08/03	—
USD	25	JPY	2,933	01/08/03	—
USD	24	JPY	2,856	01/08/03	—
USD	22	JPY	2,649	01/08/03	—
USD	21	JPY	2,498	01/08/03	—
USD	20	JPY	2,334	01/08/03	—
USD	19	JPY	2,235	01/08/03	—
USD	18	JPY	2,089	01/08/03	—
USD	17	JPY	2,067	01/08/03	—
USD	17	JPY	1,955	01/08/03	—
USD	16	JPY	1,938	01/08/03	—
USD	15	JPY	1,781	01/08/03	—
USD	14	JPY	1,650	01/08/03	—
USD	13	JPY	1,525	01/08/03	—
USD	11	JPY	1,318	01/08/03	—
USD	507	JPY	60,000	03/19/03	—
USD	417	JPY	50,000	03/19/03	6
USD	2,483	JPY	300,000	03/19/03	50
USD	1,547	JPY	190,000	03/19/03	57
USD	12	NOK	85	01/07/03	
USD	30	NOK	205	01/07/03	—
USD	33	NOK	228	01/07/03	—
USD	31	SEK	267	01/07/03	—
USD	31	SEK	270	01/07/03	—
USD	34	SEK	294	01/07/03	—
USD	37	SEK	325	01/07/03	—
USD	41	SEK	358	01/07/03	—
USD	44	SEK	386	01/07/03	—
USD	56	SEK	490	01/07/03	—
CAD	2,000	USD	1,262	03/19/03	—
CHF	1,300	USD	894	03/19/03	(48)
SEK	1,500	USD	165	03/19/03	(7)
SGD	100	USD	57	03/19/03	(1)
					233

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market, by investing in fixed-income securities.

Invests in: Fixed-income securities.

Strategy: The Fund uses a multi-style, multi-manager strategy and employed two managers with distinct approaches to managing portfolios of intermediate-maturity fixed income securities.


Growth of a $10,000 Investment
Core Bond Fund
LB Aggregate **
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
2002
Yearly periods ended December 31

Core Bond Fund

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,884	8.84%
5 Years	$ 13,724	6.53%§
Inception	$ 15,060	7.07%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 11,026	10.26%
5 Years	$ 14,387	7.55%§
Inception	$ 15,776	7.89%§

Performance Review

For the year ended December 31, 2002, the RIF Core Bond Fund posted a gain of 8.84%. This compared to a 10.26% return for the Lehman Brothers Aggregate Bond Index.

Fixed income markets responded to investors' changing perceptions of the macro-economic environment during this period. From January 2002 to March 2002, rates rose causing credit sectors to outperform in reaction to initial positive economic indicators and statements from Federal Reserve Chairman Alan Greenspan. The latter half of the fiscal year was the opposite, during which rates fell and investors favored ratings quality. This caused non-treasury sectors to underperform relative to equivalent treasuries.

Portfolio Highlights

During most of the fiscal year under review, active managers had a difficult time outperforming the benchmark Lehman Brothers' Aggregate Bond Index. While moderately underperforming the benchmark, the Fund's managers nevertheless outperformed peers. This environment was hostile for active managers for several reasons: rates were volatile, non-treasury sectors (investment grade corporate bonds, mortgages, asset-backed securities) underperformed—active managers tend to use these sectors as a source of excess return over treasuries; and high numbers of corporate bonds were downgraded as economic growth was uncertain and corporations' ability to service their debt was questioned.

Core Bond Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

The market was not favorable to the Fund's strategy of overweighting non-treasury sectors. Corporate bonds underperformed during the fiscal period, and the Fund's overweight to this sector resulted in benchmark-relative underperformance. While the portfolio's overweight in the mortgage sector helped reduce the negative impact of its exposure to corporate issues, the outperformance of mortgages was less than the Fund's corporate sector underperformance. The Fund's multi-manager strategy had a positive effect on returns since holdings were more diversified than those of the average single-manager fund as determined by comparison to other funds with similar investment goals in the industry.

The Fund's strong performance in the fourth quarter contrasted with second and third quarter results. Fund returns were enhanced by good issue selection and its exposure to high yield and corporate bonds. The Fund's short duration position relative to the benchmark also added to performance.

In the fourth quarter of 2002, the market environment was generally friendly to active management. Yield spreads tightened in most sectors which resulted in good performance in non-treasury sectors. High yield issues outperformed equivalent treasuries by roughly 600 basis points, one of the best quarters on record. Emerging market debt also recovered after returning dismal results in the second and third quarters. With elections over in Brazil, markets settled down, and Brazilian emerging markets debt outperformed the Lehman Brothers Aggregate Bond Index by more than 12%. Although the Fund's exposure to emerging markets debt is small, these results still added to the portfolio's performance.

The Fund remained consistent with its investment strategy by overweighting non-treasury sectors. The Fund's managers performed within expectations given their overweight to corporate issues.

PIMCo performed well compared to peers during most of the period. The firm favored treasuries, a strategy which was rewarded in the market's flight to quality. Yet, this manager underperformed the benchmark mostly due to particular holdings in corporate issues within the utility and energy sectors.

TimesSquare Capital Management made positive contributions to performance by using derivatives as a hedge to lengthen the average maturity of the Fund during the last few months of the fiscal period. Since the firm increased exposure to corporate bonds early in the period, this strategy enabled it to continue holding issues it deemed a good value that were not favored by the market at the time.

Top Ten Issuers (as a percent of Total Investments)	December 31, 2002
Federal National Mortgage Association	17.2%
Federal Home Loan Mortgage Corp.	9.6
United States Treasury	5.7
Government National Mortgage Association	4.4
Deutsche Bundesrepublik	3.2
ANZ Delaware, Inc.	1.5
BP America, Inc.	1.5
General Motors Acceptance Corp.	1.4
Ford Motor Credit Co.	1.0
Lloyds Bank PLC	0.9

Portfolio Characteristics	December 31, 2002
Weighted Average Quality Diversification	Aa1
Weighted Average Years-to-Maturity	6.2 Years
Weighted Average Duration	3.6 Years
Current Yield (SEC 30-day standardized)	3.25%
Number of Issues	309
Number of Issuers	175

Money Managers	Styles
Pacific Investment Management Co., LLC	Sector Rotation
TimesSquare Capital Management, Inc.	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Core Bond Fund

Statement of Net Assets—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Long-Term Investments - 79.0%		
Asset-Backed Securities - 1.7%		
Advanta Equipment Receivables		
Series 2000-1 Class B		
7.560% due 02/15/07	214	220
Citibank Credit Card Issuance Trust		
Series 2001-A6 Class A6		
5.650% due 06/16/08	475	518
Continental Airlines, Inc.		
6.900% due 01/02/18	74	65
6.545% due 02/02/19	67	58
Fleet Credit Card Master Trust II		
Series 2001-C Class A		
3.860% due 03/15/07	375	388
General Motors Acceptance Corp.		
2.178% due 07/30/04 (Ê)	400	388
Niagara Mohawk Power Corp.		
7.625% due 10/01/05	132	147
Parker Hannifin Employee Stock		
Ownership Trust		
6.340% due 07/15/08	320	350
Small Business Administration		
7.449% due 08/01/10	90	102
Systems 2001 AT LLC		
7.156% due 12/15/11	157	167
		2,403
Corporate Bonds and Notes - 16.5%		
Ahold Finance USA, Inc.		
8.250% due 07/15/10	100	110
Amerada Hess Corp.		
7.300% due 08/15/31	70	76
AOL Time Warner, Inc.		
7.625% due 04/15/31	720	740
7.700% due 05/01/32	600	624
AT&T Corp.		
8.500% due 11/15/31	640	705
AT&T Wireless Services, Inc.		
8.125% due 05/01/12	20	20
BAE Systems Holdings, Inc.		
6.400% due 12/15/11	380	395
Bank of America Corp.		
7.800% due 02/15/10	15	18
Series MTNI		
2.108% due 10/22/04 (Ê)	250	251
BankBoston Corp.		
Series B		
8.250% due 12/15/26	80	85
Boeing Capital Corp.		
5.800% due 01/15/13	100	101
Burlington Northern Santa Fe Corp.		
6.875% due 12/01/27	125	139
Campbell Soup Co.		
5.875% due 10/01/08	70	78

	Principal Amount (000) $	Market Value (000) $
CIT Group, Inc.		
5.625% due 05/17/04	1,100	1,131
6.500% due 02/07/06	95	100
6.875% due 11/01/09	35	38
Citigroup, Inc.		
7.250% due 10/01/10	195	226
6.500% due 01/18/11	1,000	1,122
5.625% due 08/27/12	170	179
Clear Channel Communications, Inc.		
6.000% due 11/01/06	30	32
Comcast Cable Communications		
8.375% due 05/01/07	195	219
Countrywide Home Loans, Inc.		
Series MTNK		
5.500% due 02/01/07	50	53
Credit Suisse First Boston USA, Inc.		
4.625% due 01/15/08	70	71
Dana Corp.		
6.250% due 03/01/04	50	50
Detroit Edison Co.		
6.350% due 10/15/32	90	95
Eastman Chemical Co.		
7.000% due 04/15/12	30	33
EL Paso Corp.		
7.000% due 05/15/11	20	14
8.050% due 10/15/30	1,000	620
Eli Lilly & Co.		
6.770% due 01/01/36	235	263
FedEx Corp.		
7.600% due 07/01/97 (þ)	65	70
Fifth Third Bank Michigan		
7.750% due 08/15/10	155	174
First Union Capital I		
Series A		
7.935% due 01/15/27	55	60
FirstEnergy Corp.		
Series C		
7.375% due 11/15/31	195	189
Ford Motor Co.		
6.375% due 02/01/29	70	54
Ford Motor Credit Co.		
6.875% due 02/01/06	305	306
7.375% due 02/01/11	345	335
Foster's Finance Corp.		
6.875% due 06/15/11	120	137
General Motors Acceptance Corp.		
2.560% due 01/20/04 (Ê)	100	99
2.270% due 07/20/04 (Ê)	900	873
6.125% due 09/15/06	100	102
6.875% due 09/15/11	330	329
7.000% due 02/01/12	190	191
Golden West Financial Corp.		
4.125% due 08/15/07	110	113
4.750% due 10/01/12	95	96

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	225	251
HJ Heinz Co.		
6.375% due 07/15/28	20	21
HJ Heinz Finance Co. Step Up Bond		
7.250% due 03/15/32	105	116
Household Finance Corp.		
6.375% due 10/15/11	115	120
6.375% due 11/27/12	115	120
International Lease Finance Corp.		
6.375% due 03/15/09	100	107
International Paper Co.		
5.850% due 10/30/12	30	31
ITT Industries, Inc.		
7.400% due 11/15/25	150	160
John Deere Capital Corp.		
7.000% due 03/15/12	135	157
JP Morgan & Co., Inc.		
Series MTNA		
6.000% due 01/15/09	120	126
Kellogg Co.		
Series B		
7.450% due 04/01/31	140	171
KeySpan Corp.		
7.250% due 11/15/05	50	56
7.625% due 11/15/10	150	178
Kroger Co.		
8.000% due 09/15/29	100	118
7.500% due 04/01/31	30	34
Lehman Brothers Holdings, Inc.		
6.625% due 01/18/12	135	149
Lockheed Martin Corp.		
8.200% due 12/01/09	400	494
8.500% due 12/01/29	120	161
Manufacturers & Traders Trust Co.		
8.000% due 10/01/10	75	90
Marshall & Isley bank		
5.250% due 09/04/12	50	52
Mizuho Preferred Capital Co. LLC		
Step Up Bond		
8.790% due 12/29/49	320	271
Morgan Stanley		
5.625% due 01/20/04	225	234
6.750% due 04/15/11	115	128
Natexis Ambs Co. LLC		
8.440% due 12/29/49	120	140
National City Corp.		
6.875% due 05/15/19	125	136
National Rural Utilities Cooperative Finance		
5.750% due 08/28/09	60	64
Series MTNC		
7.250% due 03/01/12	1,000	1,147
NB Capital Trust IV		
8.250% due 04/15/27	90	104
News America Holdings		
7.750% due 12/01/45	190	187
News America, Inc.		
6.750% due 01/09/38	20	20
Nisource Finance Corp.		
7.875% due 11/15/10	120	132
Norfolk Southern Corp.		
7.700% due 05/15/17	115	141
7.900% due 05/15/97 (þ)	65	76
North Fork BanCorp., Inc.		
5.875% due 08/15/12	140	152
Occidental Petroleum Corp.		
9.250% due 08/01/19	95	124
Oncor Electric Delivery Co.		
7.250% due 01/15/33	110	113
Pinnacle Partners		
8.830% due 08/15/04	100	94
Progress Energy, Inc.		
7.000% due 10/30/31	130	135
Progressive Corp. (The)		
6.250% due 12/01/32	60	62
Prudential Funding LLC		
6.600% due 05/15/08	80	89
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	25	16
Raytheon Co.		
8.200% due 03/01/06	100	112
Safeway, Inc.		
7.250% due 02/01/31	95	107
Sears Roebuck Acceptance		
7.000% due 06/01/32	40	34
Sprint Capital Corp.		
6.125% due 11/15/08	50	46
7.625% due 01/30/11	600	570
8.375% due 03/15/12	410	408
6.875% due 11/15/28	410	330
8.750% due 03/15/32	100	95
Supervalu, Inc.		
7.500% due 05/15/12	75	81
TCI Communications, Inc.		
8.000% due 08/01/05	265	275
Tele-Communications-TCI Group		
9.800% due 02/01/12	70	84
7.875% due 08/01/13	190	209
Time Warner Cos.		
7.570% due 02/01/24	65	65
Toys R US, Inc.		
7.625% due 08/01/11	60	59
Union Pacific Corp.		
5.750% due 10/15/07	270	295
6.125% due 01/15/12	115	126
Union Planters Corp.		
7.750% due 03/01/11	50	59

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
US Bancorp/First Bank		
Series MTNJ		
6.875% due 12/01/04	275	300
USX Corp./Consolidated		
8.500% due 03/01/23	140	165
Verizon Florida, Inc.		
6.125% due 01/15/13	70	75
Wachovia Corp.		
7.550% due 08/18/05	50	56
7.500% due 07/15/06	150	170
Waste Management, Inc.		
6.500% due 05/15/04	1,000	1,031
Wells Fargo Bank NA		
7.550% due 06/21/10	50	60
Weyerhaeuser Co.		
5.250% due 12/15/09	70	71
Williams Cos., Inc.		
8.750% due 03/15/32	1,100	721
Wisconsin Central Transport		
6.625% due 04/15/08	325	367
WorldCom, Inc. - WorldCom Group		
8.250% due 05/15/31 (Ø)	120	28
Zions BanCorp.		
6.500% due 10/15/11	110	116
		23,108

Emerging Markets Debt - 0.7%

	Principal Amount (000) $	Market Value (000) $
Brazilian Government International Bond		
2.563% due 04/15/06 (Ê)	56	43
11.000% due 01/11/12	500	334
11.000% due 08/17/40	400	249
Panama Government International Bond		
9.375% due 07/23/12	100	108
Russia Government International Bond		
5.000% due 03/31/30	245	194
		928

International Debt - 6.5%

	Principal Amount (000) $	Market Value (000) $
Abbey National PLC Step Up Bond		
6.700% due 06/29/49 (þ)	150	168
AES Drax Energy, Ltd.		
Series B		
11.500% due 08/30/10	190	2
Amvescap PLC		
5.900% due 01/15/07	155	164
AXA		
8.600% due 12/15/30	130	149
British Telecommunications PLC		
8.375% due 12/15/10	110	132
8.875% due 12/15/30	375	478
Conoco Funding Co.		
6.350% due 10/15/11	445	497
Corp Nacional del Cobre de Chile - CODELCO		
6.375% due 11/30/12	120	126
Den Norske Bank ASA		
7.729% due 06/29/49	260	295
Deutsche Telekom International Finance BV		
8.750% due 06/15/30	825	953
France Telecom		
8.700% due 03/01/06	400	438
9.250% due 03/01/11	380	439
Korea Development Bank		
4.250% due 11/13/07	50	51
5.500% due 11/13/12	40	42
Kyivstar GSM Bonds		
12.750% due 11/21/05	90	91
Laidlaw, Inc.		
7.875% due 04/15/05 (Ø)	130	62
Mexico (United Mexican States)		
Series B		
6.250% due 12/31/19	400	389
Mexico Government International Bond		
8.375% due 01/14/11	100	113
8.000% due 09/24/22	700	725
8.300% due 08/15/31	160	169
Pearson PLC		
7.000% due 06/15/11	50	57
Petroleos Mexicanos		
9.500% due 09/15/27	170	190
Poland Government International Bond		
4.500% due 10/27/24	200	182
Province of Quebec		
7.500% due 07/15/23	460	561
Royal Bank of Scotland Group PLC		
7.648% due 08/31/49 (þ)	125	145
Series 1		
9.118% due 03/31/49 (þ)	650	802
Royal KPN NV		
8.000% due 10/01/10	555	650
Santander Financial Issuances		
6.800% due 07/15/05	45	48
6.375% due 02/15/11	110	112
Sappi Papier Holding AG		
6.750% due 06/15/12	195	214
Standard Chartered Bank		
8.000% due 05/30/31	175	201
Stora Enso Oyj		
7.375% due 05/15/11	185	214
TPSA Finance BV		
7.750% due 12/10/08	65	66
UPM-Kymmene Oyj		
5.625% due 12/01/14	90	93
XL Capital Europe PLC		
6.500% due 01/15/12	130	139
		9,157

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Mortgage-Backed Securities - 38.2%		
Chase Mortgage Finance Corp.		
Series 1993-N Class A9		
6.750% due 11/25/24	850	875
Series 2002-A1 Class 1A1		
6.214% due 12/25/29 (Ê)	119	125
CS First Boston Mortgage Securities Corp.		
Series 2001-AR24 Class 3A		
6.154% due 12/25/31	504	518
Series 2001-S18 Class A2		
1.770% due 08/25/31 (Ê)	297	296
Series 2002-10 Class 2A1		
7.500% due 05/25/32	256	269
Series 2002-18 Class 1AIO		
7.500% due 06/25/32	400	52
Series 2002-22 Class 1AIO		
8.000% due 07/25/32	550	76
Federal Home Loan Mortgage Corp.		
5.000%15 Year Gold TBA (ð)	495	505
5.500%15 Year Gold TBA (ð)	1,300	1,342
6.000% 15 Year Gold TBA (ð)	100	105
5.500%30 Year Gold TBA (ð)	765	777
6.500% 30 Year Gold TBA (ð)	7,960	8,258
6.000% due 2016	400	419
7.853% due 2030 (Ê)	26	27
7.500% due 2032	446	475
Series 2000-2266 Class F		
1.870% due 11/15/30 (Ê)	278	279
Federal National Mortgage Association		
5.500%15 Year TBA (ð)	2,300	2,382
6.000%15 Year TBA (ð)	7,925	8,281
6.000% 30 Year TBA (ð)	1,675	1,725
7.000% 30 Year TBA (ð)	2,775	2,916
7.500% 30 Year TBA (ð)	1,835	1,948
6.000% due 2016	324	340
3.913% due 2017 (Ê)	148	149
5.500% due 2017	1,982	2,057
6.000% due 2017	5,573	5,832
6.500% due 2032	503	524
7.000% due 2032	257	272
4.450% due 2036 (Ê)	1,505	1,545
Series 1992-10 Class ZD		
8.000% due 11/25/21	1,186	1,311
Federal National Mortgage Association Whole Loan		
Series 2002-W1 Class 2AIO		
0.641% due 04/25/42	5,523	167
Series 2002-W6 Class 2AIO		
0.411% due 06/25/42	5,190	97
FHA VA Reperforming Pass Thru Class A1		
6.500% due 01/30/43	200	211
First Nationwide Trust		
Series 2001-4 Class 3A5		
2.020% due 09/25/31 (Ê)	343	344

	Principal Amount (000) $	Market Value (000) $
Government National Mortgage Association		
6.000% 30 Year TBA (ð)	725	751
Series 2000-29 Class F		
1.920% due 09/20/30 (Ê)	355	357
Government National Mortgage Association I		
6.500% 30 Year TBA (ð)	1,125	1,180
6.000% due 2029	86	90
6.500% due 2029	179	188
7.000% due 2029	177	188
6.500% due 2031	892	937
7.000% due 2031	905	961
6.500% due 2032	690	725
Government National Mortgage Association II		
5.375% due 2026 (Ê)	1,118	1,150
5.750% due 2027 (Ê)	96	99
6.000% due 2028	334	348
4.500% due 2032 (Ê)	807	824
Norwest Asset Securities Corp.		
Series 1998-14 Class A2		
6.500% due 06/25/13	16	16
Residential Asset Mortgage Products, Inc.		
Series 2002-RZ4 Class AIO		
5.750% due 04/25/05	1,250	91
Salomon Brothers Mortgage Securities VII		
Series 1999-NC4 Class A		
1.820% due 09/25/29 (Ê)	94	94
Sequoia Mortgage Trust		
Series 2001-5 Class A		
1.770% due 10/19/26 (Ê)	438	436
Vendee Mortgage Trust		
Series 2002-1 Class 2IO		
0.250% due 08/15/31	10,905	128
Wells Fargo Mortgage Backed Securities Trust		
Series 2001-34 Class 3A		
6.083% due 01/25/32 (Ê)	510	514
		53,576
Municipal Bonds - 0.4%		
Clark County Nevada General Obligation Limited, weekly demand		
5.000% due 06/01/32 (μ)	600	607
Non-US Bonds - 4.1%		
Deutsche Bundesrepublik		
5.250% due 07/04/10	EUR 5,000	5,678
Mexico Government International Bond Value Recovery Rights		
Series B		
0.000% due 06/30/04 (Æ)(Ê)	MXN 1,100	4
		5,682

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
United States Government Agencies - 4.0%		
Federal Home Loan Mortgage Corp.		
3.250% due 01/15/04	500	510
6.625% due 09/15/09	530	622
6.875% due 09/15/10	845	1,008
6.750% due 03/15/31	405	484
Federal National Mortgage Association		
5.000% due 01/20/07	280	291
6.250% due 03/22/12	425	459
6.250% due 05/15/29	255	284
Financing Corp. Principal STRIP		
0.000% due 05/11/18	480	206
0.000% due 12/06/18	520	214
0.000% due 12/27/18	1,775	729
0.000% due 04/05/19	420	169
0.000% due 09/26/19	290	113
Series 15P		
0.000% due 03/07/19	240	97
Residual Funding Principal STRIP		
0.000% due 10/15/20	600	226
United States Treasury Principal STRIP		
0.000% due 05/15/17	400	197
		5,609
United States Government Treasuries - 6.9%		
United States Treasury Inflation Indexed Bonds		
3.375% due 01/15/07 (š)	114	124
3.875% due 01/15/09	221	246
3.375% due 01/15/12	102	112
3.000% due 07/15/12	100	106
3.625% due 04/15/28	336	393
3.875% due 04/15/29	1,103	1,348
United States Treasury Note		
7.875% due 11/15/04	650	726
4.625% due 05/15/06	2,515	2,711
6.000% due 08/15/09	290	337
5.000% due 02/15/11	465	511
7.250% due 05/15/16	200	256
7.500% due 11/15/16	1,400	1,831
8.750% due 05/15/17	300	434
6.000% due 02/15/26	130	149
5.500% due 08/15/28	300	324
United States Treasury Principal STRIP		
0.000% due 05/15/17	250	123
		9,731
Total Long-Term Investments (cost $107,605)		110,801

	Number of Shares	Market Value (000) $
Preferred Stocks - 0.3%		
California Federal Preferred Capital (Æ)	8,250	215
Centaur Funding Corp.	265,000	262
Total Preferred Stocks (cost $470)		477

		Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 48.0%			
American General Finance Corp. Series MTNE			
6.170% due 05/06/03		400	406
ANZ Delaware, Inc.			
1.310% due 03/06/03 (ý)		2,700	2,691
Associates Corp. Of North America			
1.860% due 05/08/03 (Ê)		700	701
BP America, Inc.			
1.320% due 03/05/03		2,600	2,592
British Telecommunications PLC			
2.705% due 12/15/03 (Ê)		900	906
Bundesschatzanweisungen			
4.250% due 03/14/03	EUR	1,488	1,566
CBA Delaware Finance, Inc.			
1.310% due 02/18/03 (ç)(ý)		1,500	1,497
DaimlerChrysler NA Holding Corp. Series MTNC			
1.650% due 08/21/03 (Ê)		1,500	1,497
Danske Corp. Commercial Paper			
1.325% due 02/27/03 (ç)(ý)		1,000	998
Federal Home Loan Mortgage Corp. Discount Note			
1.280% due 04/09/03 (ç)(ý)		2,300	2,291
Federal National Mortgage Association Discount Note			
1.257% due 02/12/03 (ç)(ý)(š)		40	40
Ford Motor Credit Co.			
1.920% due 06/23/03 (Ê)		250	249
1.684% due 11/24/03 (Ê)		1,000	976
Frank Russell Investment Company Money Market Fund (Ç)		42,740	42,740
French Treasury Note			
5.000% due 01/12/03 (ç)	EUR	1,488	1,562
General Motors Acceptance Corp.			
1.920% due 11/07/03 (Ê)		600	592
Hbos Treasury Services PLC			
1.350% due 03/05/03 (Ê)		1,000	997
Household Finance Corp.			
6.125% due 02/27/03 (ç)		1,000	1,004
Italy Buoni Poliennali Del Tesoro			
4.500% due 01/15/03 (ç)	EUR	1,488	1,562

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Lloyds Bank PLC		
1.300% due 03/11/03	1,600	1,595
Niagara Mohawk Power Corp.		
6.875% due 04/01/03	75	76
Philip Morris Cos., Inc.		
7.250% due 01/15/03 (ç)	500	501
United States Treasury Bill		
1.615% due 01/16/03 (ç)(ý)(§)	50	50
1.620% due 01/23/03 (ç)(ý)(§)	25	25
1.470% due 01/30/03 (ç)(ý)(§)	25	25
1.206% due 02/13/03 (ç)(ý)(§)	65	65
1.209% due 02/13/03 (ç)(ý)(§)	25	25
1.154% due 02/20/03 (ç)(ý)	25	25
Total Short-Term Investments (cost $66,767)		67,254
Total Investments - 127.3% (identified cost $174,842)		178,532
Other Assets and Liabilities, Net - (27.3%)		(38,252)
Net Assets - 100.0%		140,280

Futures Contracts (Number of Contracts)	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000) $
Long Positions		
Euribor Futures expiration date 03/03 (160)	2	(1)
Eurodollar Futures expiration date 06/03 (5)	1,233	25
Eurodollar Futures expiration date 09/03 (18)	4,431	159
United States Agency Notes 10 Year Futures expiration date 03/03 (11)	1,226	37
United States Treasury Bonds expiration date 03/03 (20)	2,254	95
United States Treasury Notes 2 Year Futures expiration date 03/03 (6)	1,291	15
United States Treasury Notes 10 Year Futures expiration date 03/03 (37)	4,257	64
Short Positions		
Euribor Futures (UK) expiration date 03/03 (153)	3	44
Euribor Futures (UK) expiration date 06/03 (4)	—	2
Euribor Futures (Luxembourg) expiration date 12/03 (4)	1	3
United States Treasury Bonds expiration date 03/03 (7)	789	(26)
United States Treasury 5 Year Notes expiration date 03/03 (46)	5,210	(106)
United States Treasury 10 Year Notes expiration date 03/03 (18)	2,071	(64)
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		247

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

Options Written (Number of Contracts)	Notional Amount (000) $	Market Value (000) $
Eurodollar Futures		
Jun 2003 98.75 Call (19)	48	(6)
Jun 2003 97.50 Put (9)	23	—
Jun 2003 98.00 Put (4)	10	(1)
Interest Rate Swap		
May 2003 3.25 Call (1)	300	(4)
May 2003 3.25 Call (1)	300	(3)
May 2003 3.25 Call (2)	1,200	(14)
Jun 2003 4.00 Call (1)	900	(12)
Three Month LIBOR Swap		
Dec 2003 3.50 Call (1)	300	(5)
Dec 2003 3.50 Call (2)	1,700	(28)
Aug 2003 4.00 Call (1)	900	(13)
Jul 2003 4.00 Call (2)	1,800	(26)
United States Treasury Notes 10 Year Futures		
Feb 2003 117.00 Call (5)	5	(3)
Total Liability for Options Written (premiums received $80)		(115)

Forward Foreign Currency Exchange Contracts

Amount Sold (000)		Amount Bought (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000) $
USD	38	EUR	38	02/10/03	2
EUR	110	USD	110	02/10/03	(5)
					(3)

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Net Assets, continued—December 31, 2002

Index Swaps

Underlying Security	Counter Party	Notional Amount (000) $	Fund Pays Floating Rate	Termination Date	Unrealized Appreciation (Depreciation) (000) $
Bear Stearns High Yield Index	Bear Stearns	940	1 Month USD LIBOR-BBA plus 2.25%	12/31/02	6
Bear Stearns High Yield Index	Bear Stearns	390	1 Month USD LIBOR-BBA plus 0.50%	01/01/03	3
Bear Stearns High Yield Index	Bear Stearns	370	1 Month USD LIBOR-BBA plus 2.07%	02/01/03	3
Bear Stearns High Yield Index	Bear Stearns	350	1 Month USD LIBOR-BBA plus 0.35%	04/30/03	3
Bear Stearns High Yield Index	Bear Stearns	870	1 Month USD LIBOR-BBA plus 0.58%	08/31/03	7
Bear Stearns High Yield Index	Bear Stearns	600	1 Month USD LIBOR-BBA plus 1.85%	10/31/03	4
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	860	1 Month USD LIBOR-BBA minus 0.35%	01/21/03	24
Lehman Brothers CMBS ERISA Eligible Index	Lehman Brothers	720	1 Month USD LIBOR-BBA minus 0.35%	04/30/03	20
Lehman Brothers High Yield Index	Lehman Brothers	260	1 Month USD LIBOR-BBA plus 0.65%	06/30/03	3
Lehman Brothers High Yield Index	Lehman Brothers	380	1 Month USD LIBOR-BBA plus 0.75%	08/31/03	5
					78

Interest Rate Swaps

Notional Amount (000)		Fund Receives	Fund Pays	Termination Date	Market Value (000) $
USD	2,100	Three Month LIBOR	5.00%	06/18/13	(88)
USD	100	Three Month LIBOR	6.00%	06/18/23	(7)
Total Market Value of Interest Rate Swaps premiums paid (received) - ($33)					(95)

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Objective: To generate a high level of total return through above-average current income, while maintaining the potential for capital appreciation.

Invests in: Primarily the equity securities of US real estate investment trusts and real estate operating companies.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of three managers with distinct approaches to investing in real estate equity securities.



Growth of a $10,000 Investment
Real Estate Fund
NAREIT Equity REIT **
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
Inception*
1999
2000
2001
2002
Yearly periods ended December 31

Real Estate Securities Fund		
Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,380	3.80%
Inception*	$ 13,209	7.85%§

NAREIT Equity REIT Index		
Periods Ended 12/31/02	Growth of $10,000	Total Return
1 Year	$ 10,381	3.81%
Inception*	$ 13,678	8.92%§

Performance Review

For the year ended December 31, 2002, the Real Estate Securities Fund returned 3.80%, compared to its benchmark, the NAREIT Equity REIT Index, which gained 3.81%.

Market and Portfolio Highlights

The twelve months ended December 31, 2002 provided a challenging environment for active management due to the wide dispersion of returns by property sector over the year. Managers that track closely to the benchmark sector weights were less challenged than those that explicitly emphasize property sector selection in the portfolio construction process.

REITs, as well as small cap and value stocks, performed well at the beginning of 2002. High dividend yield and the perceived defensive orientation of the asset class continued to attract investors. Additionally the relative ease in understanding REIT company earnings was an attractive feature in an environment marred by perceptions of corporate misdeeds. The best performing sectors during the period were lodging/resorts, diversified, and shopping centers.

Strong returns continued through the end of June, with second quarter returns driven by the regional malls, shopping centers and industrial sectors. Although real estate typically lags other sectors of the economy, it seemed to benefit as the economy appeared to enter the early stages of a recovery phase.

By the third quarter, broad-based selling pressure contributed to a reversal in REIT performance. While there were modest net inflows to dedicated REIT mutual funds during the quarter, this was more than offset by redemptions from small cap stock mutual funds that hold REITs within their portfolios. Many of these funds were forced to liquidate their best performing stocks to meet redemptions. Concerns over earnings continued to weigh on office, apartment, and hotel companies.

Real Estate Securities Fund

Portfolio Management Discussion—December 31, 2002 (Unaudited)

Performance was relatively flat in the fourth quarter as funds flows stabilized. The strongest performing sectors were specialty and shopping centers.

For the full year, the retail and industrial sectors were strong performers, driven in large part by resilient consumer spending. Regional malls, in particular, were viewed as a safe haven as investors remained confident in market fundamentals and earnings prospects. The office, apartments, and lodging/resorts sectors posted negative returns for the year. These sectors suffered from weak job growth, which translated into weaker than expected demand and earnings growth. Apartment companies also suffered from strong single-family home demand resulting from historically low mortgage interest rates.

The REIT market generally favored market-oriented styles. This was the dominant style in the Fund and contributed to positive performance results. Market-oriented manager RREEF substantially outperformed the benchmark, adding value from both sector selection including overweight positions in the regional malls and industrial sectors and stock selection. RREEF was also underweight in the lodging sector at times during the period when this sector performed poorly. Value manager AEW slightly underperformed the benchmark. Positive stock selection was offset by poor sector selection, including slight overweight positions in the apartments and office sectors which struggled over the year due to concerns for earnings in the midst of a slow economy. Growth manager Security Capital underperformed the benchmark, primarily due to an overweight position in the apartments sector. Security Capital also suffered from an overweight in the lodging sector during this sector's underperformance. Fund management monitored Security Capital following GE Capital's acquisition of this firm in May 2002. A lower target weight was adopted for this manager to reflect these concerns.

The Fund's underweight position in three of the largest companies in the benchmark (Equity Office Properties Trust, Equity Residential Properties Trust and Plum Creek Timber Company) helped performance as all three companies underperformed the benchmark. The replacement of Cohen & Steers with RREEF was deemed a success, based on RREEF's strong performance since they were hired in March 2002. RREEF is a core manager that has demonstrated consistent performance in both up and down markets due to effective sector and stock selection. RREEF completed the repositioning of the Cohen & Steers portfolio in early April, which resulted in a significant reduction in office company exposure and increase to retail sector companies. Both changes helped performance for the balance of the year.

Top Ten Equity Holdings

(as a percent of Total Investments)	December 31, 2002
Simon Property Group, Inc.	6.0%
General Growth Properties, Inc.	4.7
Archstone-Smith Trust	4.6
Boston Properties, Inc.	4.1
Prologis	3.9
Equity Residential	3.8
AvalonBay Communities, Inc.	3.3
Apartment Investment & Management Co. Class A	3.2
Starwood Hotels & Resorts Worldwide, Inc.	3.0
Vornado Realty Trust	2.8

Portfolio Characteristics

	December 31, 2002
Current P/E Ratio	19.8x
Portfolio Price/Book Ratio	1.65x
Market Capitalization - $-Weighted Average	3.03 Bil
Number of Holdings	60

Money Managers	Styles
AEW Capital Management, LP	Value
RREEF America, LLC	Market-Oriented
Security Capital Research & Management, Inc.	Growth

* Real Estate Securities Fund assumes initial investment on April 30, 1999. NAREIT Index comparison for the initial investment began May 1, 1999.

** National Association of Real Estate Investment Trusts (NAREIT) Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Real Estate Securities Fund

Statement of Net Assets—December 31, 2002

	Principal Amount (000) $	Market Value (000) $
Common Stocks - 95.0%		
Apartment - 23.4%		
Apartment Investment & Management Co. Class A (ö)	135,000	5,060
Archstone-Smith Trust (ö)	315,317	7,423
AvalonBay Communities, Inc. (ö)	137,000	5,362
BRE Properties Class A (ö)	97,300	3,036
Camden Property Trust (ö)	63,753	2,104
Chateau Communities, Inc. (ö)	28,500	656
Equity Residential (ö)	248,600	6,111
Essex Property Trust, Inc. (ö)	53,700	2,731
Gables Residential Trust (ö)	10,700	267
Summit Properties, Inc. (ö)	44,000	783
Sun Communities, Inc. (ö)	21,500	786
Town & Country Trust (The) (ö)	500	11
United Dominion Realty Trust, Inc. (ö)	193,100	3,159
		37,489
Health Care - 0.7%		
Healthcare Realty Trust, Inc. (ö)	18,000	527
Senior Housing Properties Trust (ö)	55,400	588
		1,115
Hotels/Leisure - 6.6%		
Fairmont Hotels & Resorts, Inc.	74,800	1,762
Hilton Hotels Corp.	107,200	1,363
Hospitality Properties Trust (ö)	26,000	915
Host Marriott Corp. (ö)	131,600	1,165
Meristar Hospitality Corp. (ö)	23,000	152
RFS Hotel Investors, Inc. (ö)	30,500	331
Starwood Hotels & Resorts Worldwide, Inc.	204,132	4,846
		10,534
Office/Industrial - 33.0%		
AMB Property Corp. (ö)	156,400	4,279
Arden Realty, Inc. (ö)	119,000	2,636
Boston Properties, Inc. (ö)	178,700	6,587
Brookfield Properties Co.	122,400	2,472
CarrAmerica Realty Corp. (ö)	119,600	2,996
Catellus Development Corp. (Æ)	98,000	1,945
Centerpoint Properties Corp. (ö)	19,500	1,114
Corporate Office Properties Trust (ö)	100,360	1,408
Crescent Real Estate Equities Co. (ö)	31,500	524
Duke Realty Corp. (ö)	30,000	764
Equity Office Properties Trust (ö)	121,300	3,030
First Industrial Realty Trust, Inc. (ö)	44,500	1,246
Highwoods Properties, Inc. (ö)	30,000	663
Home Properties of NY, Inc. (ö)	8,500	293
Kilroy Realty Corp. (ö)	45,000	1,037
Liberty Property Trust (ö)	97,700	3,121
Mack-Cali Realty Corp. (ö)	147,900	4,481
Plum Creek Timber Co., Inc.	25,000	590
Prentiss Properties Trust (ö)	52,400	1,482
Prologis (ö)	250,500	6,300
PS Business Parks, Inc. (ö)	18,300	582
Reckson Associates Realty Corp. (ö)	76,700	1,615
SL Green Realty Corp. (ö)	97,100	3,068
Trizec Properties, Inc. (ö)	67,700	636
		52,869
Outlet Centers - 2.4%		
Chelsea Property Group, Inc. (ö)	115,300	3,841
Regional Malls - 16.8%		
General Growth Properties, Inc. (ö)	146,000	7,591
Macerich Co. (The) (ö)	76,900	2,365
Rouse Co. (The) (ö)	134,400	4,260
Simon Property Group, Inc. (ö)	283,200	9,648
Taubman Centers, Inc. (ö)	193,800	3,145
		27,009
Self Storage - 2.1%		
Public Storage, Inc. (ö)	95,600	3,089
Shurgard Storage Centers, Inc. Class A (ö)	7,000	219
		3,308
Shopping Center - 10.0%		
Developers Diversified Realty Corp. (ö)	120,700	2,654
Federal Realty Invs Trust (ö)	78,100	2,196
Kimco Realty Corp. (ö)	72,600	2,224
Pan Pacific Retail Properties, Inc. (ö)	94,600	3,456
Regency Centers Corp. (ö)	21,000	680
Urstadt Biddle Properties, Inc. Class A (ö)	23,200	257
Vornado Realty Trust (ö)	122,800	4,568
		16,035
Total Common Stocks (cost $147,024)		152,200

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 5.2%		
Frank Russell Investment Company Money Market Fund (Ç)	8,334	8,334
Total Short-Term Investments (cost $8,334)		8,334
Total Investments - 100.2% (identified cost $155,358)		160,534
Other Assets and Liabilities, Net - (0.2%)		(358)
Net Assets - 100.0%		160,176

See accompanying notes which are an integral part of the financial statements.

(This page intentionally left blank)

Statement of Assets and Liabilities—December 31, 2002

Amounts in thousands *(except per share amounts)*

		Multi-Style Equity Fund
Assets		
Investments, at identified cost	$	215,631
Investments, at market***		206,921
Foreign currency holdings*		—
Unrealized appreciation on forward foreign currency exchange contracts		—
Unrealized appreciation on foreign currency exchange spot contracts		—
Receivables:		
Dividends and interest		271
Investments sold (regular settlement)		2,054
Investments sold (delayed settlement)		—
Fund shares sold		44
Foreign taxes recoverable		—
Daily variation margin on futures contracts		38
Investment of securities lending collateral in money market funds, at cost and market value		874
Unrealized appreciation on index swap contracts		—
Total assets		210,202
Liabilities		
Payables:		
Investments purchased (regular settlement)		2,334
Investments purchased (delayed settlement)		—
Fund shares redeemed		6
Accrued fees to affiliates		138
Other accrued expenses		56
Daily variation margin on futures contracts		—
Unrealized depreciation on forward foreign currency exchange contracts		—
Unrealized depreciation on foreign currency exchange spot contracts		—
Options written, at market value**		—
Payable upon return of securities loaned		874
Interest rate swap contracts, at market value****		—
Total liabilities		3,408
Net Assets	$	206,794
Net Assets Consist of:		
Undistributed net investment income	$	415
Accumulated net realized gain (loss)		(115,899)
Unrealized appreciation (depreciation) on:		
Investments		(8,710)
Futures contracts		(283)
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Shares of beneficial interest		229
Additional paid-in capital		331,042
Net Assets	$	206,794
Net Asset Value, offering and redemption price per share:		
Net asset value per share*****	$	9.04
Net assets	$	206,794,035
Shares outstanding ($.01 par value)		22,884,262

* Foreign currency holdings - cost	$	—
** Premiums received on options written	$	—
*** Securities on loan included in investments	$	819
**** Interest rate swap contracts - premiums paid (received)	$	—

*****Net asset value per share equals net assets divided by shares of beneficial interest outstanding.

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 101,316	$ 155,540	$ 174,842	$ 155,358
98,086	137,690	178,532	160,534
—	1,228	68	—
—	299	2	—
—	3	—	—
119	204	1,410	1,107
227	2,010	10	566
—	—	10,853	—
11	27	206	45
—	145	—	—
6	39	12	—
3,112	—	—	—
—	—	78	—
101,561	141,645	191,171	162,252
523	2,963	532	1,880
—	—	50,010	—
8	2	7	43
80	91	77	117
44	81	33	36
—	—	17	—
—	66	5	—
—	1	—	—
—	601	115	—
3,112	—	—	—
—	—	95	—
3,767	3,805	50,891	2,076
$ 97,794	$ 137,840	$ 140,280	$ 160,176
$ —	$ (300)	$ (173)	$ (66)
(23,968)	(59,993)	469	(2,429)
(3,230)	(17,850)	3,690	5,176
(162)	(414)	247	—
—	(18)	(35)	—
—	—	78	—
—	—	(62)	—
—	278	(361)	—
106	191	135	152
125,048	215,946	136,292	157,343
$ 97,794	$ 137,840	$ 140,280	$ 160,176
$ 9.26	$ 7.20	$ 10.43	$ 10.51
$ 97,793,748	$ 137,839,738	$ 140,280,000	$ 160,175,590
10,555,924	19,131,582	13,454,455	15,244,224
$ —	$ 1,201	$ 66	$ —
$ —	$ 583	$ 80	$ —
$ 2,990	$ —	$ —	$ —
$ —	$ —	$ (33)	$ —

See accompanying notes which are an integral part of the financial statements.

Statement of Operations—For the Year Ended December 31, 2002

Amounts in thousands

		Multi-Style Equity Fund
Investment Income		
Dividends	$	3,232
Dividends from Money Market Fund		219
Interest		27
Securities lending income		6
Less foreign taxes withheld		—
Total investment income		3,484
Expenses		
Management fees		1,774
Custodian fees		345
Transfer agent fees		12
Professional fees		31
Trustees' fees		21
Miscellaneous		67
Expenses before reductions		2,250
Expense reductions		(153)
Net expenses		2,097
Net investment income (loss)		1,387
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments		(36,911)
Futures contracts		(2,657)
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Net realized gain (loss)		(39,568)
Net change in unrealized appreciation (depreciation) on:		
Investments		(22,328)
Futures contracts		(498)
Options written		—
Index swap contracts		—
Interest rate swap contracts		—
Foreign currency-related transactions		—
Net change in unrealized appreciation (depreciation)		(22,826)
Net realized and unrealized gain (loss)		(62,394)
Net Increase (Decrease) in Net Assets from Operations	$	(61,007)

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund	Non-U.S. Fund	Core Bond Fund	Real Estate Securities Fund
$ 1,025	$ 3,216	$ 45	$ 8,316
105	169	566	157
15	37	4,629	—
3	—	—	—
—	(326)	—	—
1,148	3,096	5,240	8,473
1,011	1,419	720	1,198
332	694	180	125
10	9	9	9
23	31	19	22
17	17	17	17
53	41	30	23
1,446	2,211	975	1,394
(113)	(266)	(5)	—
1,333	1,945	970	1,394
(185)	1,151	4,270	7,079
(6,741)	(17,031)	3,969	1,709
(1,192)	(3,181)	556	—
—	(85)	394	—
—	—	49	—
—	—	(129)	—
—	1,410	(744)	—
(7,933)	(18,887)	4,095	1,709
(14,157)	(5,143)	2,540	(5,630)
(365)	(635)	292	—
—	(18)	(313)	—
—	—	78	—
—	—	(62)	—
—	440	(288)	—
(14,522)	(5,356)	2,247	(5,630)
(22,455)	(24,243)	6,342	(3,921)
$ (22,640)	$ (23,092)	$ 10,612	$ 3,158

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets—For the Years Ended December 31,

Amounts in thousands

	Multi-Style Equity Fund	
	2002	2001
Increase (Decrease) in Net Assets		
Operations		
Net investment income (loss)	$ 1,387	$ 1,391
Net realized gain (loss)	(39,568)	(36,118)
Net change in unrealized appreciation (depreciation)	(22,826)	(3,402)
Net increase (decrease) in net assets from operations	(61,007)	(38,129)
Distributions		
From net investment income	(1,354)	(1,122)
From net realized gain	—	(4,575)
Tax return of capital	—	—
Net decrease in net assets from distributions	(1,354)	(5,697)
Share Transactions		
Net increase (decrease) in net assets from share transactions	17,425	32,892
Total Net Increase (Decrease) in Net Assets	(44,936)	(10,934)
Net Assets		
Beginning of period	251,730	262,664
End of period	$ 206,794	$ 251,730
Undistributed net investment income included in net assets	$ 415	$ 382

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets—For the Years Ended December 31,

Amounts in thousands

Aggressive Equity Fund 2002	Aggressive Equity Fund 2001	Non-U.S. Fund 2002	Non-U.S. Fund 2001	Core Bond Fund 2002	Core Bond Fund 2001	Real Estate Securities Fund 2002	Real Estate Securities Fund 2001
(185)	$ 14	$ 1,151	$ 1,033	$ 4,270	$ 5,226	$ 7,079	$ 5,213
(7,933)	(7,355)	(18,887)	(26,432)	4,095	1,212	1,709	402
(14,522)	4,947	(5,356)	(15,940)	2,247	474	(5,630)	1,610
(22,640)	(2,394)	(23,092)	(41,339)	10,612	6,912	3,158	7,225
—	(14)	(2,455)	(660)	(3,487)	(5,842)	(7,692)	(5,096)
—	—	—	—	(3,690)	(680)	(871)	(1,815)
—	(100)	—	(278)	—	—	—	—
—	(114)	(2,455)	(938)	(7,177)	(6,522)	(8,563)	(6,911)
8,741	7,536	8,893	11,127	26,874	21,067	53,599	22,955
(13,899)	5,028	(16,654)	(31,150)	30,309	21,457	48,194	23,269
111,693	106,665	154,494	185,644	109,971	88,514	111,982	88,713
$ 97,794	$ 111,693	$ 137,840	$ 154,494	$ 140,280	$ 109,971	$ 160,176	$ 111,982
$ —	$ —	$ (300)	$ (445)	$ (173)	$ 388	$ (66)	$ 404

See accompanying notes which are an integral part of the financial statements.

Financial Highlights—For the Years Ended December 31,

For a Share Outstanding Throughout each Period.

	$ Net Asset Value, Beginning of Period	$ Net Investment Income (Loss)(a)	$ Net Realized and Unrealized Gain (Loss)	$ Total Income From Operations	$ Distributions from Net Investment Income	$ Distributions from Net Realized Gain	$ Return of Capital
Multi-Style Equity Fund							
2002	11.84	.06	(2.80)	(2.74)	(.06)	—	—
2001	14.13	.07	(2.06)	(1.99)	(.06)	(.24)	—
2000	16.79	.08	(2.10)	(2.02)	(.08)	(.56)	—
1999	16.02	.12	2.41	2.53	(.12)	(1.64)	—
1998	12.78	.10	3.49	3.59	(.08)	(.27)	—
Aggressive Equity Fund							
2002	11.44	(.02)	(2.16)	(2.18)	—	—	—
2001	11.73	— (d)	(.28)	(.28)	— (d)	—	(.01)
2000	13.36	.04	(.16)	(.12)	(.05)	(1.46)	—
1999	12.70	.05	.71	.76	(.04)	(.06)	—
1998	13.45	.02	.13	.15	(.02)	(.88)	—
Non-U.S. Fund							
2002	8.64	.06	(1.37)	(1.31)	(.13)	—	—
2001	11.15	.06	(2.52)	(2.46)	(.04)	—	(.01)
2000	14.19	.10	(2.11)	(2.01)	—	(1.00)	(.03)
1999	11.09	.10	3.53	3.63	(.23)	(.30)	—
1998	10.03	.08	1.21	1.29	(.18)	(.05)	—
Core Bond Fund							
2002	10.13	.36	.52	.88	(.30)	(.28)	—
2001	10.07	.54	.18	.72	(.60)	(.06)	—
2000	9.64	.61	.33	.94	(.51)	—	—
1999	10.68	.59	(.65)	(.06)	(.61)	(.16)	(.21)
1998	10.45	.56	.19	.75	(.47)	(.05)	—
Real Estate Securities Fund							
2002	10.75	.54	(.13)	.41	(.57)	(.08)	—
2001	10.67	.57	.24	.81	(.55)	(.18)	—
2000	8.81	.54	1.81	2.35	(.49)	—	—
1999 (1)	10.00	.35	(1.08)	(.73)	(.34)	—	(.12)

See accompanying notes which are an integral part of the financial statements.

$ Total Distributions	$ Net Asset Value, End of Period	% Total Return (b)	$ Net Assets, End of Period (000)	% Ratio of Expenses to Average Net Assets, Net (c)	% Ratio of Expenses to Average Net Assets, Gross (c)	% Ratio of Net Investment Income to Average Net Assets (c)	% Portfolio Turnover Rate
(.06)	9.04	(23.19)	206,794	.92	.99	.61	145.90
(.30)	11.84	(14.21)	251,730	.92	.99	.57	131.67
(.64)	14.13	(12.26)	262,664	.92	.93	.51	161.09
(1.76)	16.79	17.17	285,877	.92	.96	.74	67.67
(.35)	16.02	28.71	73,998	.92	1.21	.70	78.89
—	9.26	(19.06)	97,794	1.25	1.36	(.17)	139.24
(.01)	11.44	(2.36)	111,693	1.25	1.38	.01	180.38
(1.51)	11.73	(.66)	106,665	1.25	1.28	.27	203.48
(.10)	13.36	6.08	99,150	1.25	1.34	.37	111.46
(.90)	12.70	1.02	24,607	1.25	1.67	.19	79.88
(.13)	7.20	(15.15)	137,840	1.30	1.48	.77	60.98
(.05)	8.64	(22.03)	154,494	1.30	1.43	.64	79.79
(1.03)	11.15	(14.43)	185,644	1.30	1.37	.78	86.06
(.53)	14.19	33.36	195,519	1.30	1.50	.80	83.45
(.23)	11.09	12.96	21,420	1.30	2.37	.77	50.36
(.58)	10.43	8.84	140,280	.80	.80	3.52	207.60
(.66)	10.13	7.41	109,971	.80	.88	5.25	205.62
(.51)	10.07	10.00	88,514	.80	.84	6.20	171.48
(.98)	9.64	(.61)	83,620	.80	.86	5.77	139.06
(.52)	10.68	7.38	32,305	.80	1.28	5.34	75.95
(.65)	10.51	3.80	160,175	.99	.99	5.01	55.43
(.73)	10.75	7.84	111,982	1.06	1.06	5.35	55.13
(.49)	10.67	27.24	88,713	1.08	1.08	5.58	45.79
(.46)	8.81	(7.26)	55,318	1.15	1.15	5.84	23.98

See accompanying notes which are an integral part of the financial statements.

Footnotes to Financial Highlights—December 31, 2002

(1) For the period April 30, 1999 (commencement of operations) to December 31, 1999.
(a) Average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.
(d) Less than $.01 per share for the period.

See accompanying notes which are an integral part of the financial statements.

Russell Insurance Funds

Notes to Statement of Net Assets—December 31, 2002

Footnotes:
(Æ) Nonincome-producing security.
(ö) Real Estate Investment Trust (REIT).
(š) Held as collateral in connection with futures contracts purchased (sold), options written, or swaps entered into by the Fund.
(ý) Rate noted is yield-to-maturity from date of acquisition.
(ç) At amortized cost, which approximates market.
(Ê) Adjustable or floating rate security. Rate shown reflects rate in effect at period end.
(ð) Forward commitment.
(þ) Perpetual floating rate security.
(µ) Bond is insured by a guarantor.
(Ÿ) This security has been valued by the Security Valuation Committee, delegated by the Board of Trustees. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized.
(æ) Pre-refunded: These bonds are collateralized by US Treasury securities, which are held in escrow by a trustee and used to pay principal and interest in the tax-exempt issue and to retire the bonds in full at the earliest refunding date. The rate noted is for descriptive purposes; effective yield may vary.
(Ø) In default.
(†) The cost for federal income tax purposes is the same as shown above.
(Ç) At net asset value.

Abbreviations:
ADR - American Depositary Receipt
GDR - Global Depositary Receipt
ADS - American Depositary Share
CMO - Collateralized Mortgage Obligation
CVO - Contingent Value Obligation
144A - Represents private placement security for qualified buyers according to rule 144A of the Securities Act of 1933.
GDS - Global Depositary Share
LIBOR - London Interbank Offered Rate
PIK - Payment in Kind
FDIC - Federal Deposit Insurance Company
REMIC - Real Estate Mortgage Investment Conduit
STRIP - Separate Trading of Registered Interest and Principal of Securities
TBA - To Be Announced Security

Foreign Currency Abbreviations:
ARS - Argentine peso
AUD - Australian dollar
BRL - Brazilian real
CAD - Canadian dollar
CHF - Swiss franc
CLP - Chilean peso
CNY - Chinese renminbi yuan
COP - Columbian peso
CRC - Costa Rica colon
CZK - Czech koruna
DKK - Danish krone
EGP - Egyptian pound
EUR - Euro
GBP - British pound sterling
HKD - Hong Kong dollar
HUF - Hungarian forint
IDR - Indonesian rupiah
ILS - Israeli shekel
INR - Indian rupee
ITL - Italian lira
JPY - Japanese yen
KES - Kenyan schilling
KRW - South Korean won
MXN - Mexican peso
MYR - Malaysian kinggit
PEN - Peruvian nouveau sol
PHP - Philippine peso
PLN - Polish zloty
RUB - Russian ruble
SEK - Swedish krona
SGD - Singapore dollar
SKK - Slovakian koruna
THB - Thai baht
TRL - Turkish lira
USD - United States dollar
VEB - Venezuelan bolivar
VND - Vietnam dong
ZAR - South African rand

Russell Insurance Funds

Notes to Financial Statements—December 31, 2002

1. Organization

Russell Insurance Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

2. Significant Accounting Policies

The Funds' financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require the use of management estimates. The following is a summary of the significant accounting policies consistently followed by the Funds in the preparation of these financial statements.

Security valuation

United States equity securities listed and traded principally on any national securities exchange or over-the-counter are valued on the basis of the last sale price or, lacking any sale, at the closing bid price, on the primary exchange on which the security is traded. Fixed-income securities and options are valued on the basis of the closing bid price. Futures contracts are valued on the basis of the last sale price. Many fixed-income securities do not trade each day and, thus, last sale or bid prices are frequently not available. Fixed income securities, therefore, may be valued using prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities. The value of swap agreements are equal to the Funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

International equity and fixed-income securities traded on a national securities exchange are valued on the basis of the last sale price. International securities traded over the counter are valued on the basis of the mean of bid prices. In the absence of a last sale or mean bid price, respectively, such securities may be valued on the basis of prices provided by a pricing service if those prices are believed to reflect the fair market value of such securities.

Long-term investments purchased by the Funds and maturing within 60 days of the valuation date and short-term investments are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

The Funds may value certain securities for which market quotations are not readily available at "fair value," as determined in good faith pursuant to procedures established by the Board of Trustees.

Investment transactions

Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular fund.

Investment income

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Core Bond Fund classifies gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. All premiums and discounts, including original issue discounts, are amortized/accreted using the interest method.

Federal income taxes

As a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds.

Dividends and distributions to shareholders

For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the funds to avoid imposition of federal income and excise tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and by recording gains and losses from securities transactions on the basis of specific identified cost incurred by each money manager for financial reporting purposes and on the basis of specific identified cost incurred by each Fund for tax purposes.

Expenses

The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed are allocated among all Funds principally based on their relative net assets.

Foreign currency translations

The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the closing rate of exchange prevailing on the respective trade dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at year-end, as a result of changes in the exchange rates.

The Non-U.S. Fund does not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Non-U.S. Fund does isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives

To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization, hedging, and return enhancement. Cash equitization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Foreign currency exchange contracts

In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. Fund may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2002 are presented on the Statement of Net Assets for the Non-U.S. Fund.

Forward commitments

The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days)(i.e., a "forward commitment," "delayed settlement" or "when issued" transaction, e.g., to be announced ("TBA")) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Options

The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. These Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security.

If an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in th[e] Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to of[f] balance sheet risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and th[e] price of the underlying securities and interest rates.

Futures Contracts

The Funds utilize futures to equitize liquidity reserve balances. The face or contract amounts of these instruments reflect the extent [of] the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfe[ct] correlation between the change in market value of the securities held by the Fund and the prices of futures contracts, and th[e] possibility of an illiquid market. Changes in the initial settlement values of futures contracts are accounted for as unrealize[d] appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Investment in international markets

Investing in international markets may involve special risks and considerations not typically associated with investing in the Unit[ed] States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capit[al] and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject [to] government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in t[he] United States.

Swap Agreements

The Funds may enter into swap agreements as an additional equitization vehicle for uninvested cash balances held by the Funds o[r to] effect investment transactions consistent with this Fund's investment objectives and strategies. Swap agreements are two pa[rty] contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a stand[ard] swap transaction, the two parties agree to exchange the returns (or differentials in rates of return) earned or realized on partic[ular] investments or instruments. The returns to be exchanged between the parties are calculated with respect to a "notional amo[unt"] (i.e. a specified dollar amount that is hypothetically invested in a "basket" of securities representing a particular index).

Notes to Financial Statements, continued—December 31, 2002

3. Investment Transactions

Securities

During year ended December 31, 2002, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Multi-Style Equity	$ 327,558,841	$ 309,016,722
Aggressive Equity	148,212,638	139,692,814
Non-U.S.	91,863,726	83,297,222
Core Bond	125,666,950	132,587,048
Real Estate Securities	126,870,535	73,933,269

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Core Bond	$ 109,706,212	$ 102,914,177

Written Options Contracts

Fund transactions in written options for the year ended December 31, 2002 were as follows:

	Non-U.S. Fund		Core Bond Fund	
	Number of Contracts	Premiums Received	Number of Contracts	Premiums Received
Outstanding December 31, 2001	—	$ —	511	$ 325
Opened	151	3,594	232	198
Closed	(121)	(3,011)	(62)	(54)
Expired	—	—	(633)	(389)
Outstanding December 31, 2002	30	$ 583	48	$ 80

Securities Lending

The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33 1/3% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the securities lending agent in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and the securities lending agent and is recorded as income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for non-US securities) of the market value of the loaned securities at the inception of each loan. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2002, the value of outstanding securities on loan and the value of collateral amounted to as follows:

	Value of Securities on Loan	Value of Collateral
Multi-Style Equity	$ 819,008	$ 874,220
Aggressive Equity	2,989,746	3,111,691

As of December 31, 2002, the cash collateral received for the securities on loan are invested as follows:

	Deutsche Bank IDA Fund (1)
Multi-Style Equity	$ 877,482
Aggressive Equity	3,123,303

(1) The Deutsche Bank IDA Fund investment balance includes pending items that account for the difference between the total amount invested and the total cash collateral amount.

Notes to Financial Statements, continued—December 31, 2002

4. Related Parties

Manager

FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives) in the Frank Russell Investment Company Money Market Fund. As of December 31, 2002, $80,354,000 of the Money Market Fund's net assets represents investments by the Funds.

For the year ended December 31, 2002, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $6,121,439 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

Prior to April 8, 2002, FRIMCo reduced its management fees for each Fund by management fees incurred on assets invested in the Frank Russell Investment Company Money Market Fund thereby eliminating any duplication of fees.

	Annual Rate		Annual Rate
Multi-Style Equity	0.78%	Core Bond	0.60%
Aggressive Equity	0.95	Real Estate Securities	0.85
Non-U.S.	0.95		

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the year ended December 31, 2002.

The expense caps and waivers as of December 31, 2002 were as follows:

	Expense Cap	Advisory Fees Waived
Multi-Style Equity	0.92%	$ 152,437
Aggressive Equity	1.25	112,476
Non-U.S.	1.30	265,864
Core Bond	0.80	2,766
Real Estate Securities	1.15	—

Custodian

The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the year ended December 31, 2002 the Funds' custodian fees were reduced by the following amounts under these arrangements:

	Amount Paid
Multi-Style Equity	$ 207
Aggressive Equity	176
Non-U.S.	493
Core Bond	1,968
Real Estate Securities	121

Transfer agent

The Funds have a contract with FRIMCo to provide transfer agent services to the Investment Company. Total fees for the year ended December 31, 2002 were $48,885.

Distributor

Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions

The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Advisor, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts retained by Frank Russell Securities, Inc. for the year ended December 31, 2002 were as follows:

	Amount
Multi-Style Equity	$ 21,068
Aggressive Equity	6,892
Non-U.S.	9,598
Real Estate Securities	5,718

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Advisor.

Board of Trustees

The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 31 funds, and Russell Insurance Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The Russell Fund Complex pays each of its Trustees not affiliated with FRIMCo a retainer of $52,000 per year, $5,000 for each regular quarterly meeting attended in person, $2,000 for each special meeting attended in person, and $2,000 for each Joint Audit Committee meeting or nominating and Governance Committee meeting attended in person. The Trustee will receive a $500 fee for attending the meetings by phone instead of receiving the full fee had the member attended in person. Out of pocket expenses are also paid by the Russell Fund Complex. The Lead Trustee is paid a fee of $10,000 per year, and each Committee Chair is paid a fee of $6,000 per year.

5. Federal Income Taxes

From November 1, 2002 to December 31, 2002, the Multi-Style Equity, Aggressive Equity, Non-U.S., and Real Estate Securities Funds incurred net realized capital losses of $6,168,501, $1,662,018, $2,107,464, and $638,641, respectively. From November 1, 2002, to December 31, 2002, the Core Bond Fund incurred net currency losses of $97,782. As permitted by tax regulations, these Funds have elected to defer these losses and treat them as arising in the year ending December 31, 2003.

At December 31, 2002, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryfowards and expiration dates are as follows:

	12/31/09	12/31/10	Totals
Multi-Style Equity	$ 45,480,975	$ 42,503,096	$ 87,984,071
Aggressive Equity	11,446,597	8,621,006	20,067,603
Non-U.S.	26,643,305	25,583,592	52,226,897

As of December 31, 2002, the cost of investments, net unrealized appreciation, undistributed ordinary income and undistributed long-term capital gains for income tax purposes were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Cost of Investments	$ 237,660,822	$ 103,715,199	$ 161,309,938	$ 174,211,458	$ 157,147,795
Unrealized Appreciation	5,606,464	6,867,737	5,041,503	5,954,212	8,737,363
Unrealized Depreciation	(36,346,022)	(12,496,742)	(28,661,630)	(1,633,915)	(5,351,559)
Net Unrealized Appreciation	$ (30,739,558)	$ (5,629,005)	$ (23,620,127)	$ 4,320,297	$ 3,385,804
Undistributed Ordinary Income	$ 415,302	$ —	$ 47,104	$ —	$ —
Undistributed Long-Term Capital Gains (Capital Loss Carryforwards)	$ (87,984,071)	$ (20,067,603)	$ (52,226,897)	$ —	$ —
Tax Composition of Distributions:					
Ordinary Income	$ 1,354,416	$ —	$ 2,455,250	$ 6,374,179	$ 7,496,406
Long-Term Capital Gains	$ —	$ —	$ —	$ 801,579	$ 1,000,943
Tax Return of Capital	$ —	$ —	$ —	$ —	$ —

Notes to Financial Statements, continued—December 31, 2002

6. Fund Share Transactions

Share transactions for the year ended December 31, 2002 and December 31, 2001, were as follows:

	Shares		Dollars (000)	
Multi-Style Equity	**2002**	**2001**	**2002**	**2001**
Proceeds from shares sold	3,249,226	4,599,577	$ 33,496	$ 56,717
Proceeds from reinvestment of distributions	132,702	437,867	1,354	5,697
Payments for shares redeemed	(1,756,694)	(2,373,084)	(17,425)	(29,522)
Total net increase (decrease)	1,625,234	2,664,360	$ 17,425	$ 32,892
Aggressive Equity				
Proceeds from shares sold	1,859,186	1,940,748	$ 19,608	$ 21,313
Proceeds from reinvestment of distributions	—	10,601	—	114
Payments for shares redeemed	(1,070,851)	(1,276,500)	(10,867)	(13,891)
Total net increase (decrease)	788,335	674,849	$ 8,741	$ 7,536
Non-U.S.				
Proceeds from shares sold	10,286,424	5,742,086	$ 80,040	$ 54,173
Proceeds from reinvestment of distributions	341,481	109,957	2,455	938
Payments for shares redeemed	(9,377,382)	(4,618,879)	(73,602)	(43,984)
Total net increase (decrease)	1,250,523	1,233,164	$ 8,893	$ 11,127
Core Bond				
Proceeds from shares sold	3,385,111	3,251,892	$ 34,958	$ 33,231
Proceeds from reinvestment of distributions	699,012	645,318	7,176	6,523
Payments for shares redeemed	(1,481,599)	(1,831,680)	(15,260)	(18,687)
Total net increase (decrease)	2,602,524	2,065,530	$ 26,874	$ 21,067
Real Estate Securities				
Proceeds from shares sold	5,031,761	3,555,196	$ 55,527	$ 37,911
Proceeds from reinvestment of distributions	795,477	651,129	8,563	6,911
Payments for shares redeemed	(998,282)	(2,102,841)	(10,491)	(21,867)
Total net increase (decrease)	4,828,956	2,103,484	$ 53,599	$ 22,955

7. Beneficial Interest

As of December 31, 2002, the following table includes each shareholder with shares of beneficial interest greater than 10% of the total outstanding shares of each respective Fund. Northwestern Mutual Life Insurance Company was the largest client in each Fund.

	Client Relationship Percentages			
Multi-Style Equity	30.0%	28.4%	18.0%	12.7%
Aggressive Equity	30.8	29.2	20.0	—
Non-U.S.	31.6	25.8	25.8	10.5
Core Bond	40.7	24.8	24.1	—
Real Estate Securities	43.4	28.9	18.1	—

Report of Independent Accountants

To the Board of Trustees and Shareholders
of Russell Insurance Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of net assets, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the series of Russell Insurance Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-U.S., Core Bond, and Real Estate Securities (the "Funds")) at December 31, 2002, the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods indicated therein, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2002 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



Seattle, Washington
January 28, 2003

Russell Insurance Funds

Tax Information—December 31, 2002 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2002:

	Total Long-Term Capital Gains
Core Bond	$ 823,752
Real Estate Securities	870,847

The Non-U.S. Fund paid foreign taxes of $326,319 and recognized $3,204,875 of foreign source income during the taxable year ended December 31, 2002. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0171 per share of foreign taxes paid and $0.1675 of gross income earned from foreign sources in the taxable year ended December 31, 2002.

Please consult a tax advisor for questions about federal or state income tax laws.

Russell Insurance Funds

Disclosure of Information about Fund Directors—December 31, 2002 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 31 funds, and Russell Insurance Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. The first table provides information for trustees who are interested trustees. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999	Appointed until successor is duly elected and qualified	• Currently, Chairman Emeritus, FRC • Currently, Chairman Emeritus, FRIC and RIF • From 1984 to December 1998, Chairman of the Board of FRIC and RIF	36	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987 Chairman of the Board since 1999	Appointed until successor is duly elected and qualified Until successor is chosen and qualified by trustees	• Vice Chairman, FRC; • Chairman of the Board, Trustee, FRIC and RIF; • CEO and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo; • Trustee, President and Chairman of the Board, SSgA Funds (investment company) Trustee and Chairman of the Board, Frank Russell Trust Company • Until October 2002, President and CEO, FRIC and RIF	36	• Trustee, The SSgA Funds (investment company);
*Michael J.A. Phillips, Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since January 2, 2002	Appointed until successor is duly elected and qualified	• Chairman of the Board, President and CEO, FRC • Trustee, FRIC and RIF	36	None
INDEPENDENT TRUSTEES					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• 1996 to present, President, Anderson Management Group LLC (private investments consulting)	36	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee since 1985	Appointed until successor is duly elected and qualified	• Retired since 1997 • Until 1997, President, Paul Anton and Associates (Marketing Consultant on emerging international markets for small corporations)	36	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Disclosure of Information about Fund Directors, continued—December 31, 2002 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES (continued)					
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1986	36	None
Kristianne Blake, Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• President, Kristianne Gates Blake, P.S. (accounting services)	36	• Trustee, WM Group of Funds (investment company); • Director, Avista Corp.
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1995	36	None
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified	• Retired since 1981	36	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified	• Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company	36	None
Julie W. Weston Born October 2, 1943 909 A Street Tacoma, Washington 98402-1616	Trustee since 2002	Appointed until successor is duly elected and qualified	• Retired since 2000 1997 to 2000, Arbitrator, The American Arbitration Association Commercial Panel 1995 to 1999, Hearing Officer, University of Washington 1987 to 1997, Consulting Attorney	36	None

Disclosure of Information about Fund Directors, continued—December 31, 2002 (Unaudited)

Name, Age, Address	Position(s) Held with Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
Leonard P. Brennan, Born October 11, 1959 909 A Street Tacoma, Washington 98402-1616	President and Chief Executive Officer since 2002	Until successor is chosen and qualified by Trustees	• President and COO, FRIC • President and CEO, RIF • Director, Russell Fund Distributors, Inc., Frank Russell Company, S.A., Frank Russell Investments (Singapore) Private Limited and Frank Russell Investments (UK) Limited • Director, President and CEO, FRIMCo • Director and COO, Frank Russell Company Limited and Russell Systems Limited • President, Russell Insurance Agency, Inc. 1995 to present, Managing Director of International Operations
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer and Chief Accounting Officer, FRIC and RIF 1996 to present, • Director, Funds Administration, FRIMCo and Frank Russell Trust Company • Treasurer, SSgA Funds (investment company); • Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc. • April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SSgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees	• Director of Investments, FRIC and RIF • Chief Investment Officer, Frank Russell Trust Company • Director, FRIMCo and Russell Fund Distributors, Inc.
Karl J. Ege, Born October 8, 1941 909 A Street Tacoma, Washington 98402-1616	Secretary and General Counsel since 1994	Until removed by Trustees	• Secretary and General Counsel, FRIC, RIF, FRIMCo • Frank Russell Trust Company and Russell Fund Distributors, Inc. • Director, Secretary and General Counsel, Frank Russell Capital Inc. • Director and Secretary, Russell 20-20 Association
Mark D. Amberson Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees	• Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company • From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company

Russell Insurance Funds

909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Officers
Lynn L. Anderson, Chairman of the Board
Leonard P. Brennan, President and Chief Executive Officer
Karl Ege, Secretary and General Counsel
Mark E. Swanson, Treasurer and Chief Accounting Officer
Mark Amberson, Director of Short Term Investment Funds
Randall P. Lert, Director of Investments
Sharon L. Hammel, Director of Portfolio Implementation
Gregory J. Lyons, Assistant Secretary and Associate General Counsel
Deedra S. Walkey, Assistant Secretary
Mary Beth Rhoden, Assistant Secretary
Greg S. Korte, Assistant Treasurer
David J. Craig, Assistant Treasurer
Stephen J. Meyer, Assistant Treasurer
Amy L. Osler, Assistant Secretary

Manager, Transfer and Dividend Paying Agent
Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant
Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian
State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries
909 A Street
Tacoma, WA 98402
(800) 787-7354

Legal Counsel
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor
Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Accountants
PricewaterhouseCoopers, LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101

Money Managers
Multi-Style Equity Fund
Alliance Capital Management L.P., through its Bernstein Investment Research and Management Unit, New York, NY
Barclays Global Fund Advisors, San Francisco, CA
Brandywine Asset Management, LLC, Wilmington, DE
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Montag & Caldwell, Inc., Atlanta, GA
Strong Capital Management, Inc., Menomonee Falls, WI
Turner Investment Partners, Inc., Berwyn, PA
Westpeak Global Advisors, L.P., Boulder, CO

Aggressive Equity Fund
CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax, Terker & Company, Chadds Ford, PA
Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman Sachs & Co., New York, NY
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Suffolk Capital Management, LLC, New York, NY
Systematic Financial Management, L.P., Teaneck, NJ
TimesSquare Capital Management, Inc., New York, NY

Non-U.S. Fund
AQR Capital Management, LLC, New York, NY
Fidelity Management & Research Company, Boston, MA
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Core Bond Fund
Pacific Investment Management Company LLC, Newport Beach, CA
TimesSquare Capital Management, Inc., New York, NY

Real Estate Securities Fund
AEW Management and Advisors, L.P., Boston, MA
RREEF America L.L.C., Chicago, IL
Security Capital Research & Management Incorporated, Chicago, IL




Russell

Frank Russell Investment Company
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

36-08-023 (120:

This report is submitted for the general information of owners of Northwestern Mutual Group Combination Annuity Account C contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual, a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

The Northwestern Mutual
Life Insurance Company • Milwaukee, WI
www.northwesternmutual.com

90-1836 (0786) (REV 0103)



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PO BOX 3095
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